SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

[On the left side, it is possible to read: This document was digitally signed by Saul de Santana Mendonça. In order to verify the signatures, go to the website https://www.portaldeassinaturas.com.br and use code 53E7-3EC7-F75D-93B8.]

TECHNICAL NOTE DGE 008/2021

October 8, 2021

ASSESSMENT OF THE GENERATION EXPANSION AND LEVELIZED COST OF ENERGY (LCOE) ASSUMPTIONS USED BY CONSULTORIA UPSIDE IN THE ECONOMIC AND FINANCIAL STUDY REPORT FOR CALCULATION OF THE CONCESSION AMOUNT

Eletrobras – Centrais Elétricas Brasileiras S.A.

DG – Generation Division

DGE – Generation Asset Expansion and Management

NT-DGE-008/2021 Date: October 7, 2021

1.	Purpose	3
2.	Contextualization	3
3.	Assumptions adopted by the Consulting firm	3
3.1.	Generation Expansion	3
3.2.	Levelized Cost of Energy (LCOE)	5
4.	Reference documents for assessment of the assumptions adopted by the Consulting firm	6
4.1.	2050 National Energy Plan	6
4.2.	2030 Ten-Year Energy Expansion Plan	7
4.3.	2021 Generation Price List	8
4.4.	Technical Note EPE-DEE-NT-082/2020 – Marginal Cost for Expansion of the Brazilian Energy Sector – Method and Calculation	9
5.	Assessment of the assumptions	10
6.	Conclusion	12

1.       Purpose

Assessment of the generation expansion and Levelized Cost of Energy (LCOE) assumptions used by Upside consulting firm in the Economic and Financial Study Report for Calculation of the Concession Amount.

2.       Contextualization

The Economic and Financial Study Report for Calculation of the Concession Amount prepared by Upside is within the context of Eletrobras capitalization, pursuant to the guidelines defined by Law No. 14,182/2021.

In an extraordinary meeting held on August 31, 2021, the National Council for Energy Policy – CNPE determined that the concession bonus to be paid to the Federal Government shall be BRL23.2 billion, while the concession bonus for the Energy Development Account (CDE) shall be BRL29.8 billion. Upside was contracted by Eletrobras to calculate, independently, the concession amount in order to support the decision making of the Eletrobras’ Board of Directors with respect to whether accept or not the abovementioned amounts.

3.       Assumptions adopted by the Consulting firm

3.1.       Generation Expansion

The generation expansion assumptions are presented in items V.4.3 Expansion and V.4.4 Upside Report Guaranteed Power Output.

With respect to the expansion

The consulting firm indicates that the expansion combines the generation and transmission projects already contracted, the expected progress, and the long-term future expectations, derived from an optimization model compatible with the tools of Empresa de Pesquisa Energética – EPE, but does not describe it nor indicate any references.

It emphasizes that information presented is based on the 2030 Ten-Year Energy Expansion Plan (2030 PDE) and the 2050 National Energy Plan (2050 PNE) reports and briefly describes its procedures for consolidating the final expansion. It also indicates the use of a model similar to the MDI1 (of EPE) to calculate the optimal expansion but does not describe it nor indicate any references.

It also states that a model that analyzes the climatological dynamics of each series (drainage basin, regional wind speeds, and solar irradiance) was used to “extract” frequencies and combine its projections in future scenarios, but it does not describe such model nor indicates any references.

It states that the growth of the Brazilian electricity charge had, in the past, significant annual growth of 3-4%, resulting in the incorporation of about 2 avgGW (as guaranteed power output) to the country per year and that, even with much more modest dynamics, the charge still grows, leading to substantial expansion. Nevertheless, it does not indicate clearly whether it assumes the average historical growth rate.

It assumes that the hydroelectric source shall be expanded by using small hydro power plants (SHPs) only, including the mandatory ones, pursuant to Law No. 14,120/2021, and that the additions of fossil fuel power plants would not be significant.

It rules out the expansion of nuclear power plants.

It presents the resulting expected basic expansion for the next years, by source, according to the chart reproduced below. By reading the chart, it is indicated that the consulting firm expects an aggregation of approximately 50 GW of capacity up to 2030 and other 25 GW between 2030 and 2035 when it comes to the guaranteed power output.

Figure 1 – Cumulative Expansion by Source and Sub-market

Source: Upside

With respect to the guaranteed power output

It states that the guaranteed power output of the Eletrobras plants was taken as described in EPE Technical Notes EPE-DEE-RE-086/2021-r0, EPE-DEE-RE-087/2021-r0, and EPE-DEE-RE-088/2021-r0 and indicates that it takes into account the decrease in the guaranteed power output of

1 Investment Decision Model for Expansion of the National Interconnected System (SIN) (epe.gov.br)

the other Energy Reallocation Mechanism (MRE) plants as being 2.0% (beginning in 2023), and an additional decrease of 1.5% (beginning in 2028).

It emphasizes that inflexible renewable energy and thermal generator are “non-dispatchable” units and that their outflows are mandatorily used for charge supply, creating a significant impact (decrease) in the Price for Settlement of Differences (PLD), as their operational costs are defined as equivalent to zero in all assessment models.

It presents a table indicating the expansion of the Brazilian Energy Sector (SEB) Guaranteed Power Outputs, which we reproduce below with modifications (removal of some periods).

Table 1 – Generation Expansion – Guaranteed Power Output (averageMW)

Year	SHP	BIO	WIND	PVP	INFLEX	HYDRO	TOTAL
2022	3553.69	4217.98	9935.56	2257.98	5268.40	56238.28	81471.89
2030	5240.52	4497.47	14764.64	7488.21	14811.86	54381.94	101184.64
2040	5401.54	4497.47	19625.84	11138.19	15740.83	54381.94	110785.81
2050	5401.54	4497.47	24654.67	16243.05	16460.01	54381.94	121638.68

Source: Upside

3.2.       Levelized Cost of Energy (LCOE)

In item V.4.9. LCOE Calculation, the consulting firm states that the LCOE (Levelized Cost of Energy) is equivalent to the marginal cost of the system expansion in the long term.

It also states that it conducts a survey with industry investors every six months, aiming at based on their recent experience, charting the production costs and, consequently, the LCOE. However, the source of such information (document or report) is not public and was not provided to Eletrobras for analysis. The consulting firm presents a table with the LCOEs obtained using the July 2021 survey for each source, which we reproduce below with modifications (removal of some periods).

Table 2 – Production cost of the Southeast region (LCOE-SE) in BRL/MWh per source

	Hydraulic Power	SHP Hydraulic Power	Wind Power	Solar Photovoltaic Power	Biomass-based Thermal Power	Gas-based Thermal Power	LNG-based Thermal Power	Oil-based Thermal Power	Mineral Coal-based Thermal Power
2022	142	245	155	167	140	270	270	400	250
2030	140	251	169	179	124	280	280	400	250
2040	145	241	159	157	120	270	270	400	250
2050	150	231	149	127	120	260	260	400	250

Source: Upside

Soon after, the consulting firm presents a table with LCOEs per sub-market, obtained using the consulting firm’s own method, which we reproduce below with modifications (removal of some periods).

Table 3 – Production cost (LCOE) BRL/MWh

	SE	NE	S	N	Weighted average based on each source total
2022	195.97	153.05	199.58	171.81	178.95
2030	166.32	137.61	193.28	165.28	154.4
2040	180.28	136.01	183.64	165.28	158.88
2050	184.19	136.01	183.64	165.28	164.14

2060	184.19	136.01	183.64	165.28	164.14

Source: Upside

4.       Reference documents for assessment of the assumptions adopted by the Consulting firm

4.1.       2050 National Energy Plan

The 2050 National Energy Plan – 2050 PNE comprises a set of studies and guidelines for designing a long-term strategy for the Brazilian energy sector. The strategy is guided by four major goals – energy security, proper return to investments, availability of access for the population, and criteria. The 2050 PNE presents and discusses a wide variety of possible futures within what was called the “uncertainty cone.”

Figure 2 – Uncertainty Cone

Source: 2050 PNE

Legend:

Scenario

Expansion Challenge

Uncertainty cone

Stagnation scenario

In the 2050 PNE, the following questions of interest for designing the long-term strategy were explored: what is the profile of the electric energy matrix in the Stagnation scenario? Is a 100% renewable matrix economically possible and feasible? What is the difference between a 100% renewable matrix and that with no greenhouse gas emissions at the end of the horizon? The 2050 PNE presents in its annexes 64 simulations2 based on several assumptions taken into account collectively or individually (economic stagnation, 100% renewable expansion, expansion based on non-GHG emission technologies, decrease in water availability, hydro power plant (HPP) retrofit, fully electrical light vehicle fleet in 2050, wind power plant offshore with 20% decrease in CAPEX, among others.)

4.2.       2030 Ten-Year Energy Expansion Plan

The Ten-Year Energy Expansion Plan (PDE) is prepared every year by EPE following the guidelines and with support from the teams of the Energy Planning and Development Office – SPE/MME and the Office of Oil, Natural Gas, and Biofuels – SPG/MME. Its purpose is indicating,

2 2050 PNE – Anexo.pdf (epe.gov.br)

not determining, the energy industry expansion expectations on the horizon of ten years. EPE itself emphasizes that the PDE shall not be read as a static plan that establishes what shall happen in the next 10 years due to the uncertainty related to the definition of a vision of the future.

Source or activity	Expansion of the 2030 PDE
HPPs	4,537 MW Contracted: 204 MW (2 HPPs in the South region) Indication: 4,333 MW (revamping of existing HPPs in all Brazilian regions)
SHPs	2,246 MW Contracted: 746 MW (57 SHPs), mainly in the South, Southeast, and Midwest regions. Indication: 1,503 MW in the SE/CO and S subsystems.
Fossil fuel power plants (FFPPs) (natural gas, coal, and diesel) and NPP

17,101 MW

Contracted: 6,396 MW – 8 natural gas (NG)-based TPPs (4,703 MW). 2 diesel-based TPPs (288 MW). 1 NPP (1,405 MW).

Indication: 10,355 MW from natural gas-based TPPs in the SE/CO and S subsystems.

Biomass-based TPPs	1,095 MW Contracted: 635 MW (15 TPPs), being 80% from sugarcane bagasse and 20% from forest waste/wood chips. Indication: 460 MW: 87% from sugarcane bagasse and 13% from urban solid waste biogas.
Wind power plants	16,363 MW Contracted: 4,488 MW (140 wind farms) in the Northeast region. Indication: 11,875 MW in the NE subsystem.
Photovoltaic power plants	5,332 MW Contracted: 1,675 MW (48 projects) in the Northeast and Southeast regions. Indication: 3,657 MW in the SE/CO subsystems.

Figure 3 – Expansion per Source in the 2030 PDE Base Scenario

Source: 2030 PDE

	2021	2025	2030	2021-2025		2026-2030		2021-2030
				Increment	%	Increment	%	Increment	%
Installed Electricity Generation Capacity(6) (GW)	186	197	236	11	6%	39	20%	50	27%
Centralized	168	168	196	0	0%	28	17%	28	17%
Hydraulic (7)	109	109	115	0	0%	6	5%	6	6%
Thermal(8)	37	32	38	-5	-14%	6	19%	1	2%
- Renewable	14	15	15	1	7%	0	0%	1	7%
- Non-Renewable	23	17	23	-6	-26%	6	35%	0	0%
Wind	17	20	32	3	18%	12	60%	15	88%
Solar	3	5	8	2	67%	3	60%	5	167%
Nuclear	2	2	3	0	0%	1	50%	1	50%
Self-production and distributed generation (DG)	18	29	40	11	61%	11	38%	22	122%
Renewable(9)	12	23	33	10	77%	10	43%	20	154%
Non-Renewable	5	6	7	1	24%	1	17%	2	40%

Figure 4 – Total and Relative Expansion per Source in the 2030 PDE Base Scenario

Source: 2030 PDE

4.3.       2021 Generation Price List

The document “2021 Generation Price List” (EPE-DEE-RE-089/2021-r0 of August 18, 2021) presents studies carried out by EPE on the calculation of the estimated amounts (or amount ranges) for the costs related to the sources of electricity generation included in the indicative basket of energy for the Investment Decision Model (MDI), used for the preparation of the Ten-Year Energy Expansion Plan (PDE), or the calculation of the Marginal Cost Benchmark (ceiling prices) of the energy generation auctions.

Figure 5 – LCOE (BRL/MWh) – Renewable

Legend:

Wind Power Plant Offshore

Floating Photovoltaic Power PlantBiogas

Biomass

SHP

Solar Photovoltaic Power Plant

Wind

Figure 6 – LCOE Parts – Thermal power plants (with non-null VCU)

Source: 2021 Generation Price List

Legend:

Nuclear

Coal

Simple Cooking Gas

Combined Cooking Gas

Figure 7 – LCOE (BRL/MWh) – Thermal power plants (with non-null VCU, total)

Source: 2021 Generation Price List

4.4.       Technical Note EPE-DEE-NT-082/2020 – Marginal Cost for Expansion of the Brazilian Energy Sector – Method and Calculation

The Technical Note presents the method and calculation of the Marginal Cost of Expansion (CME) of the Brazilian Energy Sector (SEB) obtained using the Investment Decision Model (MDI) used in the preparation of the Ten-Year Energy Expansion Plan (2030 PDE). The note was prepared with an emphasis on the calculation of the CME of the Brazilian electrical system obtained using the studies carried out by EPE during the preparation of the 2030 PDE.

The TN ends presenting the marginal costs of expansion when considering the mitigation of total investment, implementation, and maintenance costs for an expansion arising from the need for energy and the instantaneous maximum demand.

	Energy CME	Power CME	Expansion CME
Year	BRL/MWh	BRL/KW/year	BRL/MWh
2026	46.43	688.03	128.35
2027	61.5	688.03	143.50
2028	110.33	688.03	192.01
2029	144.90	688.76	226.67
2030	165.09	688.06	246.79
Average	105.65	688.18	187.46

Figure 8 – CME

Source: Technical Note EPE-DEE-NT-082/2020

5.       Assessment of the assumptions

“… the growth of the Brazilian electricity charge had, in the past, a significant annual growth of 3-4%, resulting in the incorporation of about 2 avgGW (as guaranteed power output) to the country per year…”

The expansion assumptions used by the consulting firm create scenarios consistent with those considered in the 2050 PNE and the 2030 PDE.

“… the hydroelectric source shall be expanded by using small hydro power plants (SHPs) only, including the mandatory ones, pursuant to Law No. 14,120/2021, and that the additions of fossil fuel power plants would not be significant.”

The limited growth of the hydraulic source is consistent with some scenarios presented in the 2050 PNE and the base case presented in the 2030 PDE.

“… rules out the expansion of nuclear power plants.”

The limited growth of the nuclear source is also consistent with some scenarios presented in the 2050 PNE and 2030 PDE.

“… expects an aggregation of approximately 50 GW of capacity up to 2030 and another 25 GW between 2030 and 2035.”

The expansion indicated up to 2030 is consistent with the scenario indicated in the 2030 PDE. The extrapolation made by the consulting firm for the period from 2030 to 2035 fits several of the multiple scenarios simulated in the 2050 PNE.

“… decrease in the guaranteed power output of the other MRE plants as being 2.0% (beginning in 2023), and an additional decrease of 1.5% (beginning in 2028).”

The guaranteed power output (GF) of a Power Plant is the fraction assigned thereto of the National Interconnected System (SIN) GF, pursuant to Decree No. 2,655/98,3 and is the contract limit for the hydroelectric generators of the system. The Decree establishes that the GF shall be revised every five years or upon the occurrence of material facts, with a limit of 5% reduction on each revision and 10% of the total original amount during the concession.

EPE is responsible for calculating the GF of generation developments, as well as for revising it, and follows methods and criteria defined by specific regulations.4 The GF of existing HPPs5 is calculated according to the guidelines and regulations prevailing at the time of calculation. The GF amounts of each development become effective after the enactment of an MME ordinance.

Therefore, the initial assumptions of decrease in the GF of the other MRE plants are within the regulatory limit of up to 5% in five-year revisions. Nonetheless, we suggest verifying whether the cumulative effect of the reductions respects the limit of 10% of the total original amount during the concession.

“…expansion of the Guaranteed Power Outputs of the SEB…”

The expansion assumptions used by the consulting firm create scenarios consistent with those considered in the 2050 PNE and in the 2030 PDE.

“… the LCOE (Levelized Cost of Energy) is equivalent to the marginal cost of the system expansion in the long term.”

3 http://www.planalto.gov.br/ccivil_03/decreto/d2655.htm

4 https://www.epe.gov.br/pt/areas-de-atuacao/energia-eletrica/garantia-fisica

5 https://www.epe.gov.br/pt/publicacoes-dados-abertos/publicacoes/calculo-de-garantia-fisica-de-uhes-existentes

It was not possible to confirm the convergence of the LCOE with the CME based on data available in the 2021 Generation Price List and in the Technical Note about the method and calculation of the Marginal Cost of Expansion (CME) of the Brazilian Energy Sector (SEB) obtained using the Investment Decision Model (MDI).

“… LCOEs obtained using the July 2021 survey for each source…”

The LCOE amounts presented by the consulting firm are within the limits presented in the 2021 Generation Price List, except for the hydraulic source, whose costs are calculated per project. Nonetheless, it is important to highlight that there is a significant variation in the LCOE of each source.

Therefore, we believe that it is important that this variable sensitivity is analyzed in the model, within the cost ranges presented in the “2021 Generation Price List” (EPE-DEE-RE-089/2021-r0 of August 18, 2021), considering the most adequate discount rate scenario, between the minimum and maximum amounts for the LCOE of each source.

“… LCOEs per sub-market, obtained using the consulting firm’s own method…”

The LCOE amounts per sub-market presented by the consulting firm were defined using its own method and are within the limits presented in the 2021 Generation Price List, except for the hydraulic source, whose costs are calculated per project. Nonetheless, it is not possible to assess their degree of adequacy, neither confirming nor refuting the amounts presented. We suggest analyzing the variable sensitivity in the model, enabling the assessment of different scenarios.

6.       Conclusion

The assessment of the generation expansion assumptions and the levelized costs per source by the Upside Report, in view of the official documents of the energy sector, evidences that the expansion assumptions used by the consulting firm create scenarios consistent with those considered in the 2050 PNE and 2030 PDE. The limited growth of the hydraulic and nuclear sources is consistent with some scenarios presented in the 2050 PNE and 2030 PDE. The expansion indicated up to 2030 is consistent with the scenario indicated in the 2030 PDE. The extrapolation made by the consulting firm for the period from 2030 to 2035 fits several of the multiple scenarios simulated in the 2050 PNE.

With respect to the assumptions of decrease in the GF of the HPPs of the other MRE plants, we have verified that they are within the regulatory limit of up to 5% in five-year revisions. Nonetheless, we suggest verifying whether the cumulative effect of the reductions respects the limit of 10% of the total original amount during the concession.

It was not possible to confirm the convergence of the LCOE with the CME based on data available in the 2021 Generation Price List and in the Technical Note about the method and calculation of the Marginal Cost of Expansion (CME) of the Brazilian Energy Sector (SEB) obtained using the Investment Decision Model (MDI). It is not possible to assess the degree of adequacy of the LCOE amounts used in the Report by the consulting firm, as the costs per source vary significantly. Finally, the LCOE amounts per sub-market presented by the consulting firm were defined using its own method and it is not possible to assess its degree of adequacy, neither confirming nor refuting the amounts presented.

The expansion scenarios and levelized costs per source are consistent with official documents, but there are models and assumptions chosen by the consulting firm, based on its expertise and on information not open to the general public, which may not be audited or reproduced. Therefore, we believe that it is important verifying whether the cumulative effect of the reductions in the GF of the HPPs participating in the MRE respects the limit of 10% of the total original amount during the concession and analyze the LCOE variable sensitivity in the model, within the cost ranges presented in the “2021 Generation Price List,” considering the most adequate discount rate scenario, between the minimum and maximum amounts for the LCOE of each source, thus creating alternative scenarios.

Saul de Santana Mendonca

Superintendent’s Office for Generation Asset Expansion and Management (DGE)

Eletrobras Eletrobras – Centrais Elétricas Brasileiras S.A.

DG – Generation Division

DGE – Generation Asset Expansion and Management

Address

Rua da Quitanda, 196 – 11º andar

Rio de Janeiro – RJ – Brazil / CEP 20.091-005

Phone: 55 (021) 2514-6323 / 2514-5881

dge@eletrobras.com

cise@eletrobras.com

www.eletrobras.com

Classification: Confidential

NT DGEE 009/2021 Date: 20-Dec-2021

1.	Purpose	3
2.	Contextualization	3
2.1.	Main findings of Technical Note DGE 008/2021	3
3.	Reference documents for assessment of the assumptions adopted by the Consulting Firm	4
3.1.	2050 National Energy Plan	4
3.2.	2030 Ten-Year Energy Expansion Plan	5
3.3.	2021 Generation Price List	5
3.4.	Technical Note EPE-DEE-NT-082/2020 – Marginal Cost for Expansion of the Brazilian Energy Sector – Method and Calculation	7
4.	Reassessment of the assumptions of the Final Economic and Financial Study Report for Calculation of the Concession Amount	8
4.1.	Weighted Cost of Production per Sub-Market (CPPS)	9
5.	Conclusion	9

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NT DGEE 009/2021 Date: 20-Dec-2021

1.	Purpose

Assessment of the generation expansion and Levelized Cost of Energy (LCOE) assumptions used by Upside consulting firm in the Final Economic and Financial Study Report for Calculation of the Concession Amount. This shall be performed on the observations recorded through the assessment of the consulting firm’s Preliminary Report and documented by the Generation Asset Expansion and Management (DGE) through TECHNICAL NOTE DGE 008/2021 (October 8, 2021), verifying whether the recommendations made were adjusted or not or incorporated in the final version of the report.

2.	Contextualization

The Economic and Financial Study Report for Calculation of the Concession Amount prepared by Upside is within the context of Eletrobras capitalization, pursuant to the guidelines defined by Law No. 14,182/2021. In an extraordinary meeting held on August 31, 2021, the National Council for Energy Policy – CNPE determined that the concession bonus to be paid to the Federal Government shall be BRL23.2 billion, while the concession bonus for the Energy Development Account (CDE) shall be BRL29.8 billion. Upside was contracted by Eletrobras to calculate, independently, the concession amount in order to support the decision making of the Eletrobras’ Board of Directors with respect to whether accept or not the abovementioned amounts. The Report with the detailed assumptions and methods related to the Agreement executed with UPSIDE for the Calculation of the Value Added by New Concession Granted was approved by Eletrobras’ Board of Executive Officers on October 20, 2021.

The assessment of the generation expansion assumptions and levelized cost of energy (LCOE) used by the consulting firm Upside was performed and documented by the Superintendent’s Office for Generation Asset Expansion and Management (DGE) through Technical Note DGE 008/2021 of October 8, 2021.

2.1.	Main findings of Technical Note DGE 008/2021

•	The consulting firm indicated that the expansion combines the generation and transmission projects already contracted, the expected progress, and the long-term future expectations, derived from an optimization model compatible with the tools of Empresa de Pesquisa Energética – EPE, but does not describe it nor indicate any references.

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NT DGEE 009/2021 Date: 20-Dec-2021

•	It emphasized that information presented is based on the 2030 Ten-Year Energy Expansion Plan (2030 PDE) and the 2050 National Energy Plan (2050 PNE) reports and briefly describes its procedures for consolidating the final expansion. It also indicates the use of a model similar to the MDI[1] (of EPE) to calculate the optimal expansion but does not describe it nor indicate any references.

•	It also stated that a model that analyzes the climatological dynamics of each series (drainage basin, regional wind speeds, and solar irradiance) was used to “extract” frequencies and combine its projections in future scenarios, but it does not describe such model nor indicates any references.

•	The consulting firm stated that the LCOE (Levelized Cost of Energy) is equivalent to the marginal cost of the system expansion in the long term. It also states that it conducts a survey with industry investors every six months, aiming at based on their recent experience, charting the production costs and, consequently, the LCOE. However, the source of such information (document or report) is not public and was not provided to Eletrobras for analysis.

•	The consulting firm showed a table with LCOEs per sub-market, obtained using the consulting firm’s own method, which we reproduce below with modifications (removal of some periods).

3.	Reference documents for assessment of the assumptions adopted by the Consulting Firm
3.1.	2050 National Energy Plan

The 2050 National Energy Plan – 2050 PNE comprises a set of studies and guidelines for designing a long-term strategy for the Brazilian energy sector. The strategy is guided by four major goals – energy security, proper return to investments, availability of access for the population, and criteria. The 2050 PNE presents and discusses a wide variety of possible futures within what was called the “uncertainty cone.”

[1] Investment Decision Model for Expansion of the National Interconnected System (SIN) (epe.gov.br)

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NT DGEE 009/2021 Date: 20-Dec-2021

In the 2050 PNE, the following questions of interest for designing the long-term strategy were explored: what is the profile of the electric energy matrix in the Stagnation scenario? Is a 100% renewable matrix economically possible and feasible? What is the difference between a 100% renewable matrix and that with no greenhouse gas emissions at the end of the horizon? The 2050 PNE presents in its annexes 64 simulations[2] based on several assumptions taken into account collectively or individually (economic stagnation, 100% renewable expansion, expansion based on non-GHG emission technologies, decrease in water availability, hydro power plant (HPP) retrofit, fully electrical light vehicle fleet in 2050, wind power plant offshore with 20% decrease in CAPEX, among others.)

3.2.	2030 Ten-Year Energy Expansion Plan

The Ten-Year Energy Expansion Plan (PDE) is prepared every year by EPE following the guidelines and with support from the teams of the Energy Planning and Development Office – SPE/MME and the Office of Oil, Natural Gas, and Biofuels – SPG/MME. Its purpose is indicating, not determining, the energy industry expansion expectations on the horizon of ten years. EPE itself emphasizes that the PDE shall not be read as a static plan that establishes what shall happen in the next 10 years due to the uncertainty related to the definition of a vision of the future.

3.3.	2021 Generation Price List

The document presents studies carried out by EPE on the calculation of the estimated amounts (or amount ranges) for the costs related to the sources of electricity generation included in the indicative basket of energy for the Investment Decision Model (MDI), used for the preparation of the Ten-Year Energy Expansion Plan (PDE), or the calculation of the Marginal Cost Benchmark (ceiling prices) of the energy generation auctions.

[2] PNE 2050 - Anexo.pdf (epe.gov.br)

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NT DGEE 009/2021 Date: 20-Dec-2021

Figure 1 – LCOE (BRL/MWh) – Renewable

Source: 2021 Generation Price List

Figure 2 – LCOE Parts – Thermal power plants (with non-null VCU)

Source: 2021 Generation Price List

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NT DGEE 009/2021 Date: 20-Dec-2021

Figure 3 – LCOE (BRL/MWh) – Thermal power plants (with non-null VCU, total)

Source: 2021 Generation Price List

3.4.	Technical Note EPE-DEE-NT-082/2020 – Marginal Cost for Expansion of the Brazilian Energy Sector – Method and Calculation

The Technical Note presents the method and calculation of the Marginal Cost of Expansion (CME) of the Brazilian Energy Sector (SEB) obtained using the Investment Decision Model (MDI) used in the preparation of the Ten-Year Energy Expansion Plan (2030 PDE). The note was prepared with an emphasis on the calculation of the CME of the Brazilian electrical system obtained using the studies carried out by EPE during the preparation of the 2030 PDE.

The TN ends presenting the marginal costs of expansion when considering the mitigation of total investment, implementation, and maintenance costs for an expansion arising from the need for energy and the instantaneous maximum demand.

Figure 4 – CME

Source: Technical Note EPE-DEE-NT-082/2020

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NT DGEE 009/2021 Date: 20-Dec-2021

4.	Reassessment of the assumptions of the Final Economic and Financial Study Report for Calculation of the Concession Amount

“…the growth of the Brazilian electricity charge had, in the past, a significant annual growth of 3-4%, resulting in the incorporation of about 2 avgGW (as guaranteed power output) to the country per year…”

The expansion assumptions used by the consulting firm create scenarios consistent with those considered in the 2050 PNE and the 2030 PDE.

“…the hydroelectric source shall be expanded by using small hydro power plants (SHPs) only, including the mandatory ones, pursuant to Law No. 14,120/2021, and that the additions of fossil fuel power plants would not be significant.”

The limited growth of the hydraulic source is consistent with some scenarios presented in the 2050 PNE and the base case presented in the 2030 PDE.

“…rules out the expansion of nuclear power plants.”

The limited growth of the nuclear source is also consistent with some scenarios presented in the 2050 PNE and 2030 PDE.

“…expects an aggregation of approximately 50 GW of capacity up to 2030 and another 25 GW between 2030 and 2035.”

The expansion indicated up to 2030 is consistent with the scenario indicated in the 2030 PDE. The extrapolation made by the consulting firm for the period from 2030 to 2035 fits several of the multiple scenarios simulated in the 2050 PNE.

“…decrease in the guaranteed power output of the other MRE plants as being 2.0% (beginning in 2023), and an additional decrease of 1.5% (beginning in 2028).”

We were not able to find in the documents issued by MME, EPE, and ANEEL information to confirm or refute the assumption of future decrease in the guaranteed power output of the plants forming part of the MRE.

“…expansion of the Guaranteed Power Outputs of the SEB…”

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NT DGEE 009/2021 Date: 20-Dec-2021

The expansion assumptions used by the consulting firm create scenarios consistent with those considered in the 2050 PNE and in the 2030 PDE.

4.1.	Weighted Cost of Production per Sub-Market (CPPS)

Previously, the consultant indicated, for estimates of energy production costs and the marginal cost of expansion of the system, the use of the LCOE (Levelized Cost of Energy). In the Preliminary Report, Upside stated: “…the LCOE (Levelized Cost of Energy) is equivalent to the marginal cost of the system expansion in the long term.”

At that moment, it was not possible to confirm the convergence of the LCOE with the CME based on data available in the 2021 Generation Price List and in the Technical Note about the method and calculation of the Marginal Cost of Expansion (CME) of the Brazilian Energy Sector (SEB) obtained using the Investment Decision Model (MDI).

Even though the LCOE amounts presented by the consulting firm were within the limits presented in the 2021 Generation Price List, except for the hydraulic source, whose costs are calculated per project, there was a significant variation in the LCOE of each source, so it was not possible to assess the degree of adequacy of the amounts used in the consulting firm’s Preliminary Report.

In the Final Report, the LCOE was replaced by a Weighted Cost of Production per Sub-Market (CPPS). CPPS is defined as the division of total project costs by the energy generated throughout the plant’s operation, similar to the LCOE, and in its study, Upside took into account the experience of the professionals involved in the preparation of the Final Report, a survey with investors in the industry in order to tabulate the production costs per source and sub-market, and its own method.

5.	Conclusion

The assessment of the generation expansion assumptions and the levelized costs per source by the Upside Report, in view of the official documents of the energy sector, evidences that the expansion assumptions used by the consulting firm create scenarios consistent with those considered in the 2050 PNE and 2030 PDE. The limited growth of the hydraulic and nuclear sources is consistent with some scenarios presented in the 2050 PNE and 2030 PDE. The expansion indicated up to 2030 is consistent with the scenario indicated in the 2030 PDE. The extrapolation made by the consulting firm for the period from 2030 to 2035 fits several of the multiple scenarios simulated in the 2050 PNE.

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NT DGEE 009/2021 Date: 20-Dec-2021

On the other hand, we were not able to find elements in the documents issued by MME, EPE, and ANEEL to confirm or refute the assumption of future decrease in the guaranteed power output of the plants forming part of the MRE. It was not possible to confirm the convergence of the CPPS with the CME based on data available in the 2021 Generation Price List and in the Technical Note about the method and calculation of the Marginal Cost of Expansion (CME) of the Brazilian Energy Sector (SEB) obtained using the Investment Decision Model (MDI). It is not possible to assess the degree of adequacy of the CPPS amounts used in the Final Report by the consulting firm, as the costs per source vary significantly. Finally, the CPPS amounts per sub-market presented by the consulting firm were defined using its own method and it is not possible to assess its degree of adequacy, neither confirming nor refuting the amounts presented. Also, there are references to their own models and methods that are not described and to which there are no references.

Therefore, despite the expansion scenarios and levelized costs per source be consistent with official documents, there are aspects of the consulting firm’s report and choices which may not be audited or reproduced, due to the use of specific methods and models.

_________________________________________

Saul de Santana Mendonca

Superintendent’s Office for Generation Asset Expansion and Management (DGE)

Eletrobras – Centrais Elétricas Brasileiras S.A.

DG – Generation Division

DGE – Generation Asset Expansion and Management

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NT DGEE 009/2021 Date: 20-Dec-2021

Address

Rua da Quitanda, 196 - 11º andar

Rio de Janeiro - RJ – Brazil / CEP 20.091-005

Tel.: 55 (021) 2514-6323 / 2514-5881

dge@eletrobras.com

cise@eletrobras.com

www.eletrobras.com

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NT-DGDR-005/2021 07-Oct-2021

TECHNICAL NOTE

SUBJECT: Law No. 14,182/21 – Eletrobras Capitalization Project. Hiring of a consulting firm to assist Eletrobras’ management regarding the critical view of the value added by the new generation concession granted in the Company privatization process. Assessment of assumptions under the regulatory aspect of generation by the Generation Regulation Office – DGDR, in order to assist the issuance of the “Economic and Financial Study Report – Calculation of the Value of the Grant” issued by the Consulting Firm Upside Finance.

INTRODUCTION:

Upon amendment of Provisional Measure No. 1,031/2021 (MP 1,031/2021), of February 23, 2021, the Federal Government launched the bases of ELETROBRAS capitalization project.

The company, in coordination with the Ministry of Mines and Energy – MME, released on the same day, on February 23, 2021, a Material Fact (FR 23.02.2021) with information available at that moment.

Following the enactment of Provisional Measure (MP) No. 1,031/2021, a series of internal measures were adopted within the scope of the company, such as the formation of working groups to organize and adopt the necessary steps to incorporate and implement operational measures, which should be followed at the corporate level to comply with the laws and regulations in reference, as well as commands from the Granting Authority.

At first, it is worth mentioning that the privatization model chosen by the federal government has as its main pillar the approval of new concession agreements for electricity generation, most of which with the expected change in the quota system, created by Law No. 12,783/2013, for a new system of independent production of energy, pursuant to MP 1,031/2021 – “The so-called descotização (process of termination of the quota system).”

In this context, ELETROBRAS decided to engage a specialized company to support the decision of top management to evaluate the advantageous of the value added by added by the new concession in the potential Company privatization process.

Particularly, regarding the descotização, the proposal authorizes the trading of the total amount of this energy at market prices, upon at least ELETROBRAS capitalization, in addition to compliance with the deadline and percentage of descotização, as shall be seen below.

Reference Term No. 1 (TR1), of the ELETROBRAS Capitalization Project, used in the contracting process, which led to the choice of UpSide, reflects, therefore, the assumptions and conditions for the performance of the service by the contracted company, in the abovementioned terms.

From the more specific point of view of ELETROBRAS’ area that regulates the generation, Advisory Division of Regulation of the Generation (DGDR), the work that was developed together with the other areas of the Generation Division – DG, as well as other areas of the company involved, for example, areas of conformity and risk, financial area, legal area, among others, was to support the clarification of doubts pertinent to the area that is regulating the generation, which could serve to support the establishment of normative benchmarks and references to the execution of the service object by the contracted company.

In this regard, at some points of such TR1, there is an express mention that the contracted company should lead out of consideration for prevailing laws and regulations throughout the contract performance period, not only linked to, but in the detail, to the acts that could be issued, for example, by the National Council for Energy Policy – CNPE), Ministry of Mines and Energy – MME, the Brazilian Electricity Regulatory Agency – ANEEL, and the Brazilian National Water and Basic Sanitation Agency – ANA, in addition to all applicable regulations.

While the process that led to the engagement of the company UpSide was in progress, ELETROBRAS under the initiatives in progress inside the company, remitted to MME Letter CTA-DC-0860/2021 of April 06, 2021, seeking, pursuant to the referred subject, “Clarification – ELETROBRAS capitalization process and the Definition of the Guaranteed Power Output (GF) of Energy of the Plants Affected by the Provisional Measure (MPV) No. 1,031 of February 23, 2021.”

Official Letter No. 158/2021/SE-MME of April 20, 2021, addressed to ELETROBRAS the MME’s understanding about the topics that the company had searched for clarification in the context of MP No. 1,031/2021.

MP 1,031/2021 was eventually converted, with the changes introduced to the original text during the legislative discussion process, into Law 14,182/2021 of July 12, 2021.

Also during the month of July 2021, ELETROBRAS formalized the engagement of the Upside company for the performance of the purpose provided for in TR1.

The internal works followed its flow with a series of meetings and interactions between the several areas engaged in and outside of the DG, sharing information available to ELETROBRAS until that time, always in order to support technical regulatory to clarify doubts and seek for cooperate with the UpSide company in the performance of the object of the agreement of its responsibility.

1.       Guideline of agility established by the Executive Branch to the process:

It is important to mention that MME and ANEEL prioritized the ELETROBRAS capitalization process, seeking to speed and expedite their examination. In this way, it is worth highlighting some initiatives that go against this premise of celerity defined by the Executive Branch itself when it published PM 1,031/2021, which reflect the urgency and relevance of the political option of this Branch, as well as acts issued by MME, ANEEL, and CNPE in this context.

Thus, the different governmental bodies engaged with the capitalization process have been adopting a series of measures in the last few weeks in the meaning of seek for materialize the guideline given by the Executive Branch in the implementation of agility in the arrangements of the different proceedings related to the topic.

Just as an example of the priority given by the Granting Authority to the topic, it is possible to mention Official Letter 274/2021/SE-MME, referred by the Executive Secretary of MME to the Reporting Officer of ANEEL about the topic of the Generation Scaling Factor (GSF), Hélvio Neves Guerra, dated July 12, 2021, as well as Official Letter 59/2021/SPE-MME, from the Secretary of Energy Planning and Development, directed to ANEEL’s General Director about the topic of defining the GFs. Finally, there is Official Letter No. 317/2021/SE-MME, dated August 04, 2021, directed to the Director Sandoval de Araújo Feitosa Neto, in which MME requests ANEEL to speed up the execution of the technical and administrative process to establish the model of the draft concession agreement for the HPPs covered by the ELETROBRAS capitalization process, as provided for in art. 2 of Law 14,182/2021, under the justification of not being obstacles to the compliance with the schedule of the privatization of MME and the studies carried out by BNDES.

2.       GSF – Law No. 13,203/15 (amendments to Law 14,052/20):

On March 30, 2021, ANEEL scheduled, pursuant to Normative Resolution No. 895/2020 (REN No. 895/2020), two (2) administrative processes for decision.

The first administrative process treated of a decision on an appeal by some companies and entities, with emphasis on the appeal by ELETROBRAS Furnas, questioning the time basis of the scope of REN 895/2020, which restricted the calculation of GSF values to the years from 2016 onwards. The acceptance of the appeal of Furnas by ANEEL’s executive office, based on the text of Law 14,052/2020 itself, it extended to the plants that were renegotiated in 2015 the possibility to include the years 2013, 2014, and 2015 for purposes of calculating the GSF compensation values.

As a result, ANEEL issued Normative Resolution No. 930/2021 (REN 930/2021), making it possible for the Electricity Trading Chamber (CCEE) to recalculate the values related to the GSF for hydroelectric plants (UHEs) that were entitled to receive amounts between the years 2013 and 2015.

However, the Brazilian Government Accountability Office – TCU questioned ANEEL regarding the adequacy of its decision reflected in REN 930/2021.

This interaction between ANEEL and TCU ended up postponing ANEEL’s decision as to the second administrative process, which was scheduled for ANEEL’s executive office meeting of March 30, 2021.

In light of the necessary interactions between ANEEL and TCU on the one hand, in addition to MME request to ANEEL to expedite the progress in the solution of the GSF issue, on the other hand a decision of the executive office of the agency occurred on August 03, 2021, at the 28th Ordinary Public Board Meeting (RPOD) of ANEEL, partially homologating the GSF calculations for the UHEs not impacted by REN 930/2021.

This decision of the 28th RPOD of ANEEL of August 03, 2021, resulted in the amendment to Homologation Resolution No. 2,919/2021 (REH 2,919/2021), which materialized such partial homologation of the GSF issue.

As the progress of the topic, and ANEEL had the opportunity to express its opinion when compared to TCU as to challenge of REN 930/2021, the topic of the approval of the GSF complementary values was scheduled for ANEEL’s 34th RPOD, held on September 14, 2021, resulting in the amendment to Homologation Resolution No. 2,932/2021 (REH 2,932/2021).

3.       Remaining indemnification for the generation assets:

On July 22, 2021, ANEEL published Normative Resolution No. 942/2021 (REN 942/2021), which establishes criteria and procedures for calculating the portion of investments linked to reversible assets, not yet amortized or not depreciated, of hydro power plants, referred to in art. 2 of Decree No. 7,850/2012, amending ANEEL Normative Resolution No. 596/2013 (REN 596/2013).

Timely, through CTA-DGDR 1,441/2021 of August 2, 2021, ELETROBRAS filed a request for clarification as to processing of some topics related to the inspection process initiated as of August 2, 2021, according to Art. 9 of REN 942/2021. Thus, it was possible to have more clarity in the segregation of items under the competence of ANEEL, in itself understanding, those that the Agency deems being MME’s competence, according to the understanding presented by the technical areas in Technical Note No. 96/2019 (TN 96/2019 – closing of Public Hearing No. 03/2019) and housed in the vote of the reporting officer who generated the aforementioned REN 942/21.

Accordingly, shall be responsible for ANEEL address only to the calculation of the remaining indemnifications, pursuant to its understanding in REN 942/2021. REN No. 942/21 establishes up to twelve (12) months, as of August 02, 2021, for the inspection process of ANEEL may be ended, and it is allowed to, at agency’s sole discretion, be extended for up to more twelve (12) months.

Again, it is ANEEL’s understanding that MME should establish a regulatory framework aiming at address to the items and initials not contemplated by REN 942/21, for example, reservoir land, material errors of calculation, and social and environmental expenses not captured.

All these points were subject to of letter CTA-PR-01787/2021 of September 24, 2021, in which ELETROBRAS requests to MME clarification regarding the regulatory uncertainties, in addition to apply for access to the assumptions and method of the economic and financial model that supported CNPE Resolution No. 15/2021 (RES 15/2021). This topic will also be more detailed below.

On the other hand, it is worth mentioning that RES 15/2021 of August 31, 2021 (published in the Federal Official Gazette (DOU) on September 2, 2021 – reviewed in more detail in the topic most below), in its art. 2, ¶¶ 6 and 7, addresses the issue of indemnity, mentioning that for calculating in the amount of concession bonus of new concession agreements we considered the indemnifications for investments (¶ 6).

This very same wording of ¶ 6 of art. 2 of RES 15/2021 is included in the Material Fact of Eletrobras of August 31, 2021 (FR-3108.2021) in the topic ‘Other Information.’ In addition, the annexes to FR-31.08.2021 have tables showing values related to Regulatory Operating Costs (GAGO&M), Annual Cost of Annual Cost of Movable and Immovable Facilities (CAIMI), Cost of Capital of Investments in Improvements (GAGMelhorias), Charge for the Use of the Distribution or Transmission System (EUSD/EUST).

However, the abovementioned ¶ 7 of art. 2 of RES 15/2021 determines that the new concession agreements referred to in the main section of the article shall establish that the electric utilities shall not be entitled to the indemnifications provided for in ¶ 6.

It is not clear, however, whether any amounts related to the indemnification had already been established when RES 15/2021 was issued, even before the ANEEL inspection process provided for in REN 942/2021 was completed, as well as what were the assumptions and calculation methodology adopted to obtain the amounts in the annex to FR-31.08.2021.

These and other questions related to CNPE Resolution No. 15/21, vis à vis pending of solutions to issues in progress when compared to ANEEL and/or MME (see paragraph above and the example of the damages initials that ANEEL understands are not within its competence), cause the dispatch from Eletrobras to MME CTA-PR-01787/2021 of September 24, 2021, basically requesting the opportunity to know the full content of the note that would have supporting CNPE Resolution No. 15/2021.

This fact is also analyzed below in the topic CNPE RESOLUTION No. 15/2021.

4.       ANEEL Public Consultation (CP) No. 48/2021:

ANEEL’s 29th RPOD, held on August 10, 2021, resolved to initiate a Public Consultation with the purpose of collecting information to support the new generation concession agreements, pursuant to the terms set forth in Law No. 14,182/2021. Probably, due to the fact that the already mentioned guideline speeds up the process (Official Letter No. 317/2021/SE-MME, referred to in item 2 of this Technical Note), the agency gave only twenty (20) days to the agents to send their contributions in the scope of CP 48/2021, which ended on August 31, 2021.

CP ANEEL 48/2021 is mentioned, not to narrate the steps of its corresponding administrative process initiated by ANEEL, aiming at to collecting contributions from the agents, but only to mark the opportunity that ELETROBRAS and controlled electric Utilities had to formally express its opinion in a public process about drafts of the new concession agreements.

Given the connection with UpSide’s work, it is worth noting that some assumptions and/or topics of interest to the consulting firm for the construction of its economic and financial model could be addressed in the draft agreement subject to criticism and suggestions in the scope of CP 48/2021.

In this context, ELETROBRAS has prepared, together with the Electric Utilities affected by Law No. 14,182/2021, which may have their respective contracts amended, a robust contribution aimed at improving the way the topics covered in its scope are dealt with. In summary, we report the points of emphasis and relevance of this contribution:

i.       Individualization of concessions;

ii.       Issues about pre-existing rights and the waiver clause;

iii.       Extension of grant deadlines: GSF (CNPE regulated, but we have no further detail);

iv.       Indemnifications for investments in reversible assets not yet amortized and/or depreciated (regulated by CNPE, but we have no further detail);

v.       Rights not yet exercised: e.g., material errors in indemnifications, losses of turbine overflow;

vi.       Recalculation of GF (already recalculated);

vii.       Grant of water resources;

viii.        Further possibility of extension of the concession agreements;

ix.        Descotização process (CNPE regulated);

x.       Provision/Reimbursement of ancillary services;

xi.       Limitation of liability of the concessionaire: contribution of values and locks;

xii.       Contractual and administrative penalties;

xiii.        Provision of energy to the PISF (The exact amount that shall be deducted from the concession bonus as a result of the delivery of energy to the PISF should be equal to the difference between the market value and BRL80.00/MWh);

xiv.       Contribution to the Electric Energy Research Center – CEPEL.

Due to the suggestions for improvement made by all the interested parties who contributed to CP 48/2021, which raised a series of doubts regarding the adequate treatment of certain topics in the new draft generation concession agreements, the Superintendent’s Office for Generation Concessions and Authorizations – SCG of the agency itself requested, in Memorandum No. 175/2021-SCG-ANEEL, the Office of Federal Prosecution at ANEEL – PF ANEEL to assess certain aspects.

PF ANEEL, through Opinion No. 00284/2021/PFANEEL/PGF/AGU of September 24, 2021, issued by the Chief Prosecutor on the late afternoon of September 28, 2021, analyzed the issues directed to it by SCG. Item 47 of the PF ANEEL opinion, cites Technical Note No. 46/2021 of the Economic Advisory Division of MME (NT 46/2021-ASSEC/MME).

We note that this TN 46/2021-ASSEC/MME may be the note referred to in item 2 of Official Letter No. 350/2021/ SE-MME, which ELETROBRAS has not had the opportunity to know yet.

The end of CP 48/2021 was even put on the agenda for ANEEL’s 36th RPOD, held on September 28, 2021. However, whether because the PF ANEEL opinion was only issued on the late afternoon of September 28, 21 or because of the non-availability of the Contribution Analysis Report (RAC), a type of technical note with the analysis of the technical areas of ANEEL involved in the technical and administrative process of CP 48/2021, the topic was removed from the agenda on the afternoon of September 27, 2021.

On September 30, 2021, the closing of CP 48/2021 was again put on the agenda for the 37th RPOD, scheduled for October 5, 2021. ANEEL TN on CP 48/2021 was provided only on the afternoon of the day before the 37th RPOD (October 4, 2021).

In this scenario, ELETROBRAS filed the video of the oral arguments, as provided for in ANEEL internal regulations, on the afternoon of October 4, 2021, without, however, being aware of the analysis by ANEEL’s technical areas.

Technical Note No. 675/2021-SCG/SRG/SRM/SFG/SFF/SGT/ANEEL and the draft Vote of the Reporting Officer were made available on the afternoon of October 4, 2021.

The focal point of the narrative of this item of CP 48/2021, making a correlation with the subject matter of this Technical Note of ELETROBRAS that assesses the impact of UpSide’s work, is precisely to point out the need to provide ELETROBRAS with a later opportunity to talk to the agencies involved in the capitalization process, in view of the occurrence of supervening facts, which could have an impact on the final conclusion of UpSide’s work.

CP No. 48/21 was effectively closed with the vote that took place at ANEEL’s 37th RPOD on October 5, 2021, with the approval of the draft of the new generation agreements, as amended by the version originally submitted for public consultation.

5.       CNPE Resolution:

On the evening of August 31, 2021, the last day to contribute to CP 48/2021, ELETROBRAS disclosed a Material Fact giving initial information about CNPE Resolution No. 15/2021 of the same September 31, 2021, which was published in the Federal Official Gazette (DOU) on September 2, 2021.

FR-31.08.2021 is accompanied by MME Official Letter No. 350/2021/SE-MME, dated the same day August 31, 2021, which informed the company of the publication of CNPE Resolution No. 15/2021. Item 2 of MME Official Letter No. 350/21 mentions that a note would be published on its website giving more details on the content of the approved resolution.

In need of more details and information, given that the note mentioned in MME Official Letter 350/2021 had not been published on MME’s website until September 24, 2021, the company sent MME CTA-PR-01787/2021 of September 24, 2021, basically requesting the opportunity to know the full content of the note that would have been the basis for CNPE Resolution 15/2021.

In this sense, it would be extremely important that ELETROBRAS technical areas could have access to the already mentioned Technical Note ASSEC MME No. 46/2021 (TN 46/2021-ASSEC/MME). This way, the company could have better conditions, for example, to reproduce the calculations of CNPE, as they would be able to know the assumptions and methodology used with a view to the necessary internal analysis of the company focusing on the benefits of the proposal outlined in CNPE Resolution No. 15/2021.

6.       Perspectives for regulatory changes – example ANEEL regulatory agenda:

It is important to highlight that ANEEL discloses annually, as well as reviews eventually in the course of the year, its regulatory agenda, in which the matters that may have progress under the decisions of the agency’s executive office are established, whether with the opening of takes of subsidies (TSs), public consultation (CPs) and/or public hearings (PAs), whether with the closing and/or decision of certain procedures previously made and which had not been completed.

It is important remembering that ANEEL’s regulatory agenda is indicative, and historically it is common for an agenda item scheduled for one semester to be carried over to the next or even from one year to the next.

For the context of this TN, the point of attention is that there are items on ANEEL’s current regulatory agenda that may bring, in the near future, changes in the regulatory framework that may have an impact for purposes of simulations of the results for the companies of the sector.

Just as an example, we mention Public Consultation 39/2021 (CP 39/2021), which presents a proposal for changes in the regulation of the method of the Tariff for the Use of the Transmission System (TUST), still with an repayment period for contribution pending until October 14, 2021 and without the possibility, at the moment, of anticipate the result for such CP. Another example is the expected opening of a CP on ancillary services, scheduled for December 2021.

Still as a last example of potential impacts of legislative and regulatory modifications that may impact the perspective of revenues of the agents of the sector, it is worth mentioning the recent change in Law 12,334/2010, known as law of safety of the dams, brought by Law 14,066/2020 of September 2020, which is pending of regulation in order to include the potential impact on the electric utilities that operate dams.

It is worth mentioning that in the execution of activities in any segments the economy, companies are subject to the so-called business risk. This does not mean that companies affected by legislative and regulatory changes in the sectors in which they operate cannot seek to be compensated by changes introduced in the course of the development and/or operation and maintenance of their undertakings, particularly in highly regulated sectors.

7.       TCU:

As a last topic of this technical note, it is also worth mentioning that TCU is in the process of evaluating the privatization modeling as a whole, and may suggest adjustments to it, which may lead to the eventual need for re-analysis of certain aspects by the different bodies engaged in the decision-making process of the capitalization of ELETROBRAS.

8.       Highlights:

•	The highlights of this technical note are as follows:

•	CNPE, MME, and ANEEL, have sought, so far, to meet the agility guideline dictated by the Executive Branch;

•	Eletrobras has been contributing to the improvement of the capitalization process and the legal certainty when dealing with the issues listed above, for example, in addressing the issues in CP 48/2021 – drafts of new contracts, participation in meetings, sending letters to the different agencies involved seeking clarification to support its decision-making process;

•	Because of the laws and regulations and orders issued by regulatory authorities (Law No. 14,182/2021, MME Official Letters, ANEEL executive board decisions, CNPE Resolution), Eletrobras complied with the decisions and followed the guidelines of the Executive Branch and other agencies involved;

•	The convenience for ELETROBRAS of receiving the clarifications requested in CTA PR No. 01787/2021 of September 24, 2021 is noteworthy, as well as the content of TN 46/2021-ASSEC/MME, which could help even more a well-founded corporate decision regarding the issues in CNPE Resolution No. 15/2021;

•	It is also worth highlighting the need to evaluate Eletrobras’ opportunity, and/or of the electric utilities affected by Law No. 14,182/2021, to later contribute to any improvement needs – (i) MME: indemnification, reproducibility of calculations, etc.; and (ii) ANEEL: final draft agreement, highlighting any adjustments pointed out by TCU.

Conclusion:

DGDR participated in the meetings among the several areas of Eletrobras with the contracted consulting firm company, seeking to clarify questions related to its area of competence and regulation of the generation area applicable to the matters, with emphasis on the items listed in this technical note, having nothing to oppose the application occupational of UpSide Finance, emphasizing that DGDR does not evaluate calculation methodology and results derived from the economic and financial model produced by the contracted company as one of the final products of its agreement.

Rio de Janeiro, October 7, 2021.

MAURÍCIO CARVALHO MAZZINI

Generation Regulation Advisor

Classification: Internal

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NT-DGDR-006/2021 23-DEC-2021

TECHNICAL NOTE

SUBJECT: Law No. 14,182/2021 – Eletrobras’ Capitalization Project. ANEEL Public Consultation No. 048/2021 (CP No. 048/2021), filed by the Brazilian Electricity Regulatory Agency – ANEEL, aiming at obtaining information to enhance the draft concession agreement that shall regulate the exploitation of the hydraulic power potentials covered by Law No. 14,182/2021, which addresses the privatization of the Centrais Elétricas Brasileiras S.A. – Eletrobras.

INTRODUCTION:

Upon amendment of Provisional Measure No. 1,031/2021 (MP 1,031/2021) of February 23, 2021, converted into Law No. 14,182/2021 of July 12, 2021, the Federal Government launched the bases of ELETROBRAS capitalization project.

At first, it is worth mentioning that the privatization model chosen by the federal government has as one of its main pillars the approval of new concession agreements for electricity generation, most of which with the expected change in the quota system, created by Law No. 12,783/2013, for a new system of independent production of energy, pursuant to Law 14,182/2021 – the so-called descotização (process of termination of the quota system).

In this context, TN-DGDR-005/2021, of October 7, 2021 (attached), which terms we referred to in the preparation of this Technical Note (TN DGDR No. 006/2021 of December 23, 2021), which shall be understood in a complementary and systematic manner with TN-DGDR-005/2021, registered, from the generation regulation area point of view, the monitoring of the activities developed by Eletrobras and contracted consulting services, to assist the company in a critical view of the calculation of the value added by new concessions.

This Technical Note – which we will refer to as ‘TN CP No. 48/2021,’ just to facilitate references between the analyzes of this TN and TN-DGDR-005/2021, which, as already registered, focused on the regulatory generation assumptions that could impact the work of the economic and financial consulting services contracted – aims at pointing out, also from the Generation Regulation Advisory Services point of view, the work developed by Eletrobras and the law firm specialized in the legal-regulatory area contracted by the company, related to the process of contributions under ANEEL CP Nº 048/2021.

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The work to be provided by the legal and regulatory law firm contracted is, pursuant to the Contract ECE-DSS-4640-2021 and as it shall be detailed throughout this TN CP No. 048/2021, for example, holding leveling meetings with Eletrobras and subsidiaries affected by Law No. 14,182/2021, the preparation of contributions and oral arguments on behalf of Eletrobras and subsidiaries to ANEEL CP No. 048/2021, preparation of opinions, participation in meetings with the relevant governmental bodies, preparation of an evaluation report on the results of the social participation processes, made by ANEEL and/or the Ministry of Mines and Energy – MME on the matter, in order to identify the effectiveness of the contributions presented and any related impacts.

1.   1. Term for contributions to ANEEL CP No. 048/2021:

It is important to reiterate, as stated in TN-DGDR-005/2021, the priority that the National Council for Energy Policy – CNPE, the MME, ANEEL, and the Brazilian Government Accountability Office – TCU have given to the Eletrobras capitalization process, seeking to expedite its process.

More specifically for ANEEL CP No. 048/2021, the term for social participation in the contribution process was extremely short. ANEEL CP No. 48/2021 was initiated on August 10, 2021, and the agents had only twenty (20) days to submit the contributions. Therefore, those interested in contributing to such relevant and complex matter had only from August 11, 2021 to August 31, 2021 to do so in such ANEEL CP No. 48/2021.

It is worth mentioning that the best practices of the regulatory agency itself prescribe, pursuant to the provisions of ¶ 2 of art. 9 of Law No. 13,848/2019, the so-called Regulatory Agency Law, a term of at least forty-five (45) days for proper contribution to the social participation processes, a term that, in many situations where complex issues are involved, is commonly extended beyond forty-five (45) days.

For this specific case, ANEEL prepared two (2) technical notes (TNs No. 255/2021-SCG/SRG/SRM/SFG/SFF/ANEEL and No. 493/2021-SCG/SRG/SRM/SFG/SFF/SGT/ANEEL) to analyze the matter, for which, given the complexity of the matter, there was a technical multidisciplinary participation of several departments of the Agency.

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2.   Remaining indemnification for the generation assets:

On July 22, 2021, ANEEL published Normative Resolution No. 942/2021 (REN No. 942/2021), which established criteria and procedures for calculating the portion of investments linked to reversible assets, not yet amortized or not depreciated, of hydro power plants, referred to in art. 2º of Decree No. 7,850/2012, amending ANEEL Normative Resolution No. 596/2013 (REN No. 596/2013).

Seeking to complement the analysis of TN-DGDR-005/2021 on this indemnification matter, this TN CP nº 48/2021 seeks to update the understanding on the matter of the remaining indemnification for generation assets.

In order to facilitate the treatment of the matter brought by ANEEL and MME/CNPE, there are:

a)	Quotaholder Plants – Normative Resolution (REN) No. 942/2021 (amending REN No. 596/2013):

(i)  Regulates only the criteria and procedures required to calculate the amounts related to the indemnification for non-depreciated and unamortized assignable generation assets extended by Law No. 12,783/2013;

(ii)  Does not define the cost or payment method;

(iii)  Closes Public Hearing No. 03/2019, reviewing REN No. 596/201 wording;

(iv)  Established the beginning of the inspection process for August 2, 2021, stipulating a term of up to 12 (twelve) months for the completion of the administrative process, aiming at calculating the amounts due to the electric utilities;

(v)  Establishment of a valuation criteria, prioritizing the reference price database, which requires re-inspection of all assets (physical, technical, administrative, and accounting) to verify which assets could be valued by ANEEL’s Price Database;

(vi)  Does not cover certain indemnity items referring to expenditures up to the basic project, such as material calculation errors, value of the reservoir lands, and social and environmental investments not related to assignable assets.

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b)	Quotaholder Plants – Revenue Received for Improvements (Costs of Investments in Improvements (GAGmelhorias):

(i)    Without regulatory definition;

(ii)    ANEEL TN No. 146/2018 proposed, in the past, the possibility of full deduction in GAGmelhorias in the final indemnification amount, if the generation agent expresses waiver of the right to indemnification;

(iii)    ANEEL TN No. 96/2019, prepared by the technical areas later, proposed the exclusion of the possibility of a discount, pursuant to items 53, 54, and 55 of this TN 96/19;

(iv)    Condition of removal of this possibility confirmed in the vote of Officer Efrain (items 73, 74, and 75 – expository part of the vote of Officer Efrain, section II.6), indicating that the hypothesis of discount in the installment (being important to emphasize that it is not a full discount) of GAGmelhorias, would be possible to be defined at a future time and would depend on the items/lines taken into account in the inspection process and amounts actually calculated and approved (items 76 and 77 – expository part of the vote of Officer Efrain, section II.6);

(v)    It is necessary to know the indemnification amount, define the costing method for the proper application of item 34 of sub-module 12.1 of the Tariff Regulation Procedures (PRORET) (prevailing – evaluated below).

c)	Payable Plants not Operating under the Quota System – not addressed in REN No. 942/2021:
(i)	Not covered by TN No. 96/19, the vote of the Reporting Officer Efrain, as well as in REN No. 942/2021 wording (amending REN No. 596/2013);
(ii)	Vote by the Reporting Officer Efrain, in item 28, section II.2 Depreciation, payment method and interest on equity, also provides that, for concessions that were not extended, it is necessary to consider the depreciation accrued until the end of the effective period of the concession;

(iii) Indemnification Value Calculation Methodology: No regulation of the criteria and procedures required to calculate the assignable assets and non-depreciated and unamortized investments of generation assets not extended by Law No. 12,783/2013, at the MME/Granting Authority’s order to do so.

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2.1 Composition of the indemnification to the plants operating under the quota system:

2.1.1) Component 1: until basic project – amounts already paid. It does not include (i) reservoir land, (ii) material calculation errors, and (iii) social and environmental expenditures not related to assignable assets. The amounts considered were paid in a previous calculation cycle pursuant to the calculation made by the Energy Research Company – EPE (Decree No. 7,805/2012)[1].

2.1.2) Component 2: investments made after the basic project until the start-up of the last generating unit (GU) not amortized and not depreciated. Calculation pursuant to REN No. 596/2013 (amended by REN No. 942/2021). Need for the electric utilities to contract companies accredited with ANEEL for the preparation of Assessment Reports (ARs). Inspection process with an expected term of up to twelve (12) months after August/2021 for the Agency to approve the amounts due to the electric utilities;

2.1.3) expenses accounted for after the start-up of the last GU and not amortized and/or depreciated: lack of proper treatment by REN No. 596/13, which may be correlated with the component related to asset improvements (GAGmelhorias);

2.1.4) method of costing (treasury or tariff) and adjustment payment criteria: according to ANEEL’s understanding, the Granting Authority is responsible for defining them (see information in section 2, letter “b)”);

Indemnification to the plants not operating under the quota system: lack of proper treatment/need for regulation by the granting authority, pursuant to ANEEL’s understanding (see information in section 2, letter “c)”).

[1] It regulates Provisional Measure No. 579 of September 11, 2012 providing for the concessions of electricity generation, transmission, and distribution, reduction in sectoral charges, lower tariffs, among other provisions.

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2.2. Understanding of Sub-module 12.1 of the PRORET: Understanding of item 34, Sub-module 12.1 of PRORET pursuant to the provisions in ¶ 7, art. 2, of CNPE Resolution No. 15/21.

As seen above, there is a regulation established for the calculation of amounts related to the remaining indemnification to the plants operating under the quota system after the basic project until the start-up of the last GU. In such situations, the provisions in Sub-module 12.1 of the PRORET may apply, emphasis added to item 34, subject to assessment in ANEEL TN No. 096/19, as well as to breakdown in the Reporting Officer Efrain’s vote, entailing in REN No. 942/21 (which amended REN No. 596/13):

34. The (i) compensation for investments made in hydro power plants, in concession periods prior to the quota system for guaranteed power output, (ii) known and approved by an act of the Government, upon acknowledgement that they will be recovered through tariffs, (iii) shall be discounted from equation (4), (iv) as an adjustment factor per plant, and, retroactively, from the amounts effectively paid to the electric utilities, (v) with due inflation adjustments, as of the implementation of this methodology. [Emphasis added]”

It seems to us that, in order to be able to deduct some amount due as remaining indemnification to the plants operating under the quota system related to the previous concession cycle (prior to the quotas, pursuant to Law No. 12,783/2013), from amounts to be paid for the current concession cycle (under quota regime), as GAGmelhorias, in the best understanding of the transcript transcribed item 34 above, it should have a logical and interlinked sequence as follows:

(i)    assess the amounts due in an inspection process established by REN nº 596/13 (amended by REN nº 942/21) – presentation of ARs by the electric utilities and approval of amounts by ANEEL;

(ii)    (a) knowledge and approval (of the amounts) by a Government act and (b) acknowledgment that such amounts shall be paid as tariff;

(iii)    establishment of criteria for discounting the amounts calculated in equation (4);

(iv)    The discount cannot be in full (see information in section 2, letter “b)”);

(v)    there shall be criteria for inflation adjustment of the amounts.

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Therefore, it is possible to note that, to eventually come to a conclusion of the possibility of discounting an amount related to the indemnification for the past cycle, considering the prospect of payment of GAGmelhorias in the current cycle, the path above should be followed, by observing the inspection process aiming at calculating the amounts, followed by the publication of acts, by the Government, meeting the requirements set out above.

However, the abovementioned ¶ 7º of art. 2 of CNPE RES No. 15/2021 establishes that the new concession agreements referred to in the main section of the article shall establish that the electric utilities shall not be entitled to the indemnifications provided for in ¶ 6. Additionally, in an extra publication of the Federal Official Gazette (DOU) yesterday, December 22, 2021, RES CNPE No. 30/2021 was published, amending RES CNPE No. 15/2021, for which we will make additional comments below.

Additionally, it is not clear, however, whether any amounts related to the indemnification had already been established when CNPE RES No. 15/2021 was issued, even before the ANEEL inspection process provided for in REN No. 942/2021 was completed, as well as what were the assumptions and calculation methodology adopted to obtain the amounts in the annex to FR-31.08.2021. Also, as supplemental information, it is worth noting that the company published a Material Fact (MF-December 21, 2021) on the night of December 21, 2021 due to the receipt of Official Letter No. 571/2021/SE/MME (annex to MF-December 21, 2021).

Regarding this matter, it should be noted that, on December 20, 21, Eletrobras, through letter CTA PR No. 02253/2021, sent remaining doubts to the MME regarding CNPE Resolution No. 15/2021, which are not necessarily contemplated in CNPE Resolution No. 30/2021, and the matter of treatment of the remaining indemnification for generation assets is to be emphasized, not as the only matter of this CTA PR No. 02253/2021.

2.3. Summary of points related to the indemnification – Points that would need treatment by the Granting Authority (MME), pursuant to ANEEL’s understanding, as stated in Official Letter No. 214/2021-DR/ANEEL of August 13, 2021:

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Plants operating under the quota system
  until the basic project: Reservoir land, material calculation errors, and social and environmental expenditures not related to assignable assets;
  after the basic project until the start-up of the last GU: after calculation of amounts in the inspection process (knowledge and approval of the amounts by a Government act), the definition of the costing method (act of the granting authority)/GAGMelhorias discount methodology and form of adjustment of the amounts;
  after start-up of the last GU: the need for establishing criteria;

Plants not operating under the quota system
  need for establishing criteria. It would not be appropriate to use the methodology for plants operating under the quota system, as the concept of RAG (annual generation revenue, where are the items related to the Management of Generation Assets (GAG) does not apply to plants not operating under the quota system;

This fact is further analyzed in CNPE Resolution No. 15/2021.

3.   ANEEL Public Consultation (CP) No. 48/2021:

ANEEL’s 29th RPOD (Ordinary Public Board Meeting), held on August 10, 2021, resolved to initiate a Public Consultation with the purpose of collecting information to support the new generation concession agreements, pursuant to the terms set forth in Law No. 14,182/2021. Probably, due to the fact that the already mentioned guideline speeds up the process (Official Letter No. 317/2021/SE-MME, referred to in item 2 of this Technical Note), the Agency gave only twenty (20) days to the agents to send their contributions in the scope of CP No. 48/2021, which ended on August 31, 2021.

In this context, Eletrobras has prepared, together with the Electric Utilities affected by Law No. 14,182/2021, which may have their respective contracts amended, a robust contribution (see ASSESSMENT OF THE RESULTS OF THE CONTRIBUTIONS BY ELETROBRAS UNDER ANEEL PUBLIC CONSULTATION NO. 48/2021 attached hereto) aimed at improving the way the topics covered in its scope are dealt with. In summary, we report the points of emphasis and relevance of this contribution:

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i.       Individualization of concessions see section “III – INDIVIDUALIZATION OF NEW CONCESSIONS” of Eletrobras’ public contribution to CP nº 48/2021);

ii.       Issues on pre-existing rights and the waiver clause: The draft contract approved by ANEEL at the conclusion of CP No. 48/21 and forwarded to MME by ANEEL Official Letter No. 594/2021 – SCG/ANEEL, does not have a waiver of preexisting rights pursuant to the decision expressed in item 20 of the Vote of Officer Sandoval de Araújo Feitosa Neto, of October 5, 2021:

“In view of the foregoing, it can be concluded that the waiver of any preexisting rights that contravene Law No. 8,987 should be suppressed, whether because it is not an extension regulated by Law No. 9,074 or there was already a waiver of identical content signed by the electric utilities in past agreements.”

Based on the legal advice described in ANEEL PF Opinion No. 00284/2021/PFANEEL/PGF/AGU, section III, item 92, in transcript:

“1. (...) the Office of Federal Prosecution questions ANEEL if there are grounds in the allegations brought to the Public Consultation, and, for specific cases, the provisions in art. 25 of Law No. 9,074 of 1995?

R: The waiver of any preexisting rights that contravene Law No. 8,987 of 1995 in the draft of the concession agreement must be suppressed, whether because it is not an extension regulated by Law No. 9,074 or there was already a waiver of identical content signed by the electric utilities in past agreements.” [emphasis added];

iii. Extension of the permit terms: GSF (CNPE provided for in CNPE Resolution No. 15/2021) – see section “V – INDEMNIFICATION FOR NON-HYDROLOGICAL RISKS UNDULY SUPPORTED BY HYDROELECTRIC GENERATORS (GENERATION SCALING FACTOR (GSF))” of the public contribution of Eletrobras to CP No. 48/2021);

iv.       Indemnifications for investments in reversible assets not yet amortized and/or depreciated (regulated by CNPE, but we have no further detail – item addressed above);

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v.       Rights not yet exercised: There are records referring to demands for reimbursement rights not yet judged either by ANEEL or the Granting Authority, e.g., (a) material errors in the amount of the first component of indemnifications related to the basic project subject to decision by the MME; (b) Treatment of the regulatory issue of the turbinable spillage in the Tucuruí HPP, application registered with ANEEL on February 2, 2021, through letter CE-RRG-0088/2021 (NUP: 485130179862021), which requires the right to compensation for losses caused by generation restrictions in ANEEL’s evaluation process, without a final decision;

vi.       Recalculation of the Guaranteed Power Output (already recalculated in Ordinance No. 544/2021/GM/MME of August 30, 2021): The current regulatory collection imposes limits on failure to comply with provisions in Law No. 10,848/2004[2] and Decree No. 2,655/1998[3]. It turns out that the new (re)calculation of the guaranteed power output, to support the definition included in CNPE Resolution No. 15/2021, of the aforementioned projects, does not constitute a necessary condition for the application of MME Ordinance No. 101/2016[4] and MME Ordinance No. 463/2009.[5] In addition, we highlight that the projects mandatorily follow the centralized dispatch order and are operational with guaranteed power output already published by MME Ordinance 178/2017,[6] and the new definition of guaranteed power output for these hydroelectric projects has a direct impact on the operation and planning of the National Interconnected System. We note also that, in Law No. 14,182/2021, there is no order of calculation of a new guaranteed power output for the plants covered by this law;

vii.       Permit to use water resources: there must be a treatment suitable for the prevailing permits to use water resources, since ANEEL has considered that the provisions of ANA-ANEEL Joint Resolution No. 1,305/2015 apply to plants affected by Law nº 14,182/2021;

[2] Determines that CNPE shall establish the general criteria for guaranteeing SIN power supply.

[3] Establishes that the Guaranteed Power Output (GF) of HPPs (MRE) is the contracting amount that shall be reviewed every 5 years or if there are relevant facts, without exceeding the reduction limit greater than 5% of the amount of the last review and the limit of 10% informed in the current contract (base).

[4] Establishes the methodology for calculating the Guaranteed Power Output of new electricity generation projects of the SIN (CNPE Resolution No. 9/2008).

[5] Establishes the methodology for calculating the Guaranteed Power Output of the HPPs without a centralized order.

[6] MME Ordinance that publishes and defines the amounts of the guaranteed power output of the hydroelectric projects pursuant to art. 87, sole paragraph, items II and IV, of the Constitution, in view of the provisions of art. 21, ¶¶ 4 and 5, of Decree No. 2,655/1998, in art. 4, ¶ 1, of Decree No. 5,163/2004.

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viii.       Future possibility to extend the concession agreements: see items 54, 55, and 56 of section “INDEMNIFICATION FOR NON-HYDROLOGICAL RISKS UNDULY SUPPORTED BY HYDROELECTRIC GENERATORS (GENERATION SCALING FACTOR (GSF))” of the public contribution of Eletrobras to CP No. 48/2021);

ix.        process of termination of the quota system (descotização) (regulated by CNPE – see Annex II, da CNPE Resolution No. 15/2021): defines a percentage on the process of termination of the quota system of twenty percent (20%) per annum as of 2023;

x.       Provision/Reimbursement of ancillary services: The draft contract approved by ANEEL (above) does not provide for a term related to the provision of ancillary services. A question that is directly related to the reduction of the guaranteed power output of the plants, as they shall maintain their respective installed nominal capacities and give rise to an increase in the rotating operating power reserve available for safe and reliable execution of the operation in real time by the National Electric System Operator – ONS. ANEEL informs that this matter has a specific regulation, and the appropriate treatment in Public Consultation, as stated in activity 39 of Regulatory Agenda 22/23 (Ordinance No. 6,705/2021) is expected for the first half of 2022. However, it should be noted that, as provided for in art. 12 of ANEEL Normative Resolution No. 514/2012 (ANEEL REN No. 514/2012), the power plants contracted under the quota system do not receive additional compensation for the provision of ancillary services, but, at a time when they are in the process of termination of the quota system, it is necessary to provide, in the rule of transition of the contractual model, for the reimbursement for such services in proportion to the ongoing cancellation. After complete cancellation of the quotas, there shall be full compensation to the utility company, under the independent generation regime, for ancillary services that may be provided and duly regulated;

xi.       Limitation of liability on the utility company: financial and sluice gate contribution. ANEEL makes it clear in Secti9on Four, Subsection Eighteenth, of the approved draft contract that, in the event that the National Department of Transport Infrastructure – DNIT or competent state authority subcontracts the operation of the sluice gates, its participation shall be as an intervening-consenting party, as directed by ANEEL PF Opinions No. 102/2021/PFANEEL/PGF/AGU and 284/2021/PFANEEL/PGF/AGU;

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xii.       Contractual and administrative penalties;

xiii.        Provision of energy to the PISF (The exact amount that shall be deducted from the concession bonus as a result of the delivery of energy to the PISF should be equal to the difference between the market value and BRL80.00/MWh): Until now, the intention to contract this electricity and the modulation curve intended by CODEVASF has not been informed, pursuant to the guidelines of the São Francisco River Integration Project (PISF) state operators. Thus, it is not possible to define the contractual purchase and sale model to be adopted or even assess the neutrality condition established in art. 4, II, “d”, Law No. 14,182/2021, where, at least, until the beginning of the process of termination of the quota system (as Eletrobras CHESF has no electricity available and shall have to purchase electricity to make it available to the PISF), the economic value should be the difference between the electricity purchased and the value paid by the PISF (BRL80.00/MWh); and after the beginning of process of termination of the quota system, the economic value should be the difference between the value of electricity defined by CNPE to measure the Added Economic Benefit and the value borne by the PISF (BRL80.00/MWh);

XIV. Contribution to Electric Energy Research Center – Cepel: ANEEL did not predict, in the draft contract, the legal obligation of the future Utility Company to maintain, for a six (6)-year term (art. 3, item IV, Law No. 14,182/2021), the payment of related contributions maintaining the Electric Energy Research Center (“CEPEL”). Therefore, Eletrobras proposed the inclusion of a section in the draft contract contemplating the matter. (See section “XVI – CONTRIBUTION TO CEPEL” of Eletrobras’ public contribution to CP No. 48/2021)

Due to the suggestions for improvement made by all the interested parties who contributed to CP 48/2021, which raised a series of doubts regarding the adequate treatment of certain topics in the new draft generation concession agreements, the Superintendent’s Office for Generation Concessions and Authorizations – SCG of the Agency itself requested, in Memorandum No. 175/2021-SCG-ANEELANEEL, the Office of Federal Prosecution at ANEEL (PF ANEEL) to assess certain aspects.

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PF ANEEL, through Opinion No. 00284/2021/PFANEEL/PGF/AGU of September 24, 2021, issued by the Chief Prosecutor on the late afternoon of September 28, 2021, analyzed the issues directed to it by SCG. Item 47 of the PF ANEEL opinion cites Technical Note No. 46/2021 of the Economic Advisory Division of MME (NT 46/2021-ASSEC/MME).

We note that this TN 46/2021-ASSEC/MME may be the note referred to in item 2 of Official Letter No. 350/2021/ SE-MME, which Eletrobras has not had the opportunity to know yet.

The end of CP No. 48/2021 was even put on the agenda for ANEEL’s 36th RPOD, held on September 28, 2021. However, whether because the PF ANEEL opinion was only issued on the late afternoon of September 28, 21 or because of the non-availability of the Contribution Analysis Report (RAC), a type of technical note with the analysis of the technical areas of ANEEL involved in the technical and administrative process of CP No. 48/2021, the topic was removed from the agenda on the afternoon of September 27, 2021.

On September 30, 2021, the closing of CP No. 48/2021 was again put on the agenda for the 37th RPOD, scheduled for October 5, 2021. ANEEL TN, which analyzed the contributions to CP No. 48/2021, was provided only on the afternoon of the day before the 37th RPOD (October 4, 2021).

In this scenario, Eletrobras filed the video of the oral arguments, as provided for in ANEEL internal regulations, on the afternoon of October 4, 2021, without, however, being aware of the analysis by ANEEL’s technical areas.

Technical Note No. 675/2021-SCG/SRG/SRM/SFG/SFF/SGT/ANEEL and the draft Vote of the Reporting Officer were made available on the afternoon of October 4, 2021.

The focal point of the narrative of this item of CP No. 48/2021, making a correlation with the subject matter of NT-DGDR-005/2021, is precisely to point out the need to provide Eletrobras with a later opportunity to talk to the agencies involved in the capitalization process, in view of the occurrence of supervening facts, which could have an impact on the final conclusion of UpSide’s work, whether those regarding the economic and financial evaluation of the value added by the new permits or the impact of the matters in the draft of the generation concession agreement to be finally considered, which shall be subject to the approval of the minority shareholders in the general shareholder’s meeting of Eletrobras, pursuant to art. 3, main section and item II, together with ¶ 6 of the same article.

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CP No. 48/2021 was effectively closed with the vote that took place at ANEEL’s 37th RPOD on October 5, 2021, with the approval of the draft of the new generation agreements, as amended by the version originally submitted for public consultation.

ANEEL formally remitted to MME, by sending Official Letter No. 594/2021– SCG/ANEEL of October 19, 2021, the draft of new generation concession agreements provided for in Law 14,182/2021, ending ANEEL CP No. 48/2021.

As we will highlight below, some reflections draw attention to this point at this time (December 17, 2021):

•     Possibility of the Brazilian Government Accountability Office – TCU to recommend adjustments that may reflect the need for changing the draft contract – mention in the topic TCU below. ENTRY OF JUDGMENT No. 3176/2021 – TCU – Plenary Session, decided:

“The Minister of Brazilian Government Accountability Office, in a Plenary Session, AGREE to interrupt the evaluation at the examination request of the Minister Vital do Rêgo for the statutory period and to authorize the resumption of the studies, and the measures and the signatures in the concession agreements are deemed effective, depending on the assessment of the merits of the process in the resolution taken by the Plenary Session when the examination request returns.” [emphasis added]

•     Need for reviewing CNPE Resolution No. 15/2021, as indicated in the Information Note No. 20/21 itself, of the MME Economic Advisory (NI ASSEC MME No. 20/2021 – mention in the topic CNPE Resolution below – section 5 of this TN). As already highlighted above, CNPE Resolution No. 30/2021 was published in an extra publication of the DOU yesterday, December 21, 2021, with the following provision in Art. 3-B:

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“Article 3-B This Resolution may be reviewed depending on the assessment of the merits in TC 008.845/2018-2 proceeding, by the Brazilian Government Accountability Office (TCU), on the decision taken by the Plenary Session, pursuant to Entry of Judgment No. 3176/2021 – TCU – Plenary Session” [emphasis added];

•     Need for MME to issue a formal act stating the final draft of the new generation concession agreements;

•     Convenience/need to give Eletrobras the opportunity, subject matter of the capitalization process provided for in Law No. 14,182/2021, which provides for the preparation of new drafts of the generation concession agreement, to express its opinion on the subsequent acts, final drafts of acts, and contracts.

4.   TCU – TCU Proceeding: 008.845/2018-21:

It is also worth mentioning that TCU is in the process of evaluating the privatization modeling as a whole, suggesting adjustments to it, which could lead to possible need for a new analysis of certain aspects by the different bodies involved in the decision-making process for capitalization of Eletrobras.

As already mentioned above, ENTRY OF JUDGMENT No. 3176/2021 – TCU – Plenary Session, did not resolve upon the merits of the privatization process of Eletrobras.

5.   CNPE Resolution / NI ASSEC MME No. 20/21:

On the evening of August 31, 2021, the last day to contribute to CP No. 48/2021, Eletrobras disclosed a Relevant Fact giving initial information about CNPE Resolution No. 15/2021 of the same September 31, 2021, which was published in the Federal Official Gazette (DOU) on September 2, 2021.

FR-31.08.2021 is accompanied by MME Official Letter No. 350/2021/SE-MME, dated the same day August 31, 2021, which informed the company of the publication of CNPE Resolution No. 15/2021. Item 2 of MME Official Letter No. 350/2021 mentions that a note would be published on its website giving more details on the content of the approved resolution.

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In need of more details and information, given that the note mentioned in MME Official Letter No. 350/2021 had not been published on MME’s website until September 24, 2021, the company sent MME CTA-CTA-PR-01787/2021 of September 24, 2021, basically requesting the opportunity to know the full content of the note that would have been the basis for CNPE Resolution No. 15/2021.

In this sense, it would be extremely important that ELETROBRAS technical areas could have access to the already mentioned Technical Note ASSEC MME No. 46/2021 (TN No. 46/2021-ASSEC/MME). This way, the company could have better conditions, for example, to reproduce the calculations of CNPE, as they would be able to know the assumptions and methodology used with a view to the necessary internal analysis of the company focusing on the benefits of the proposal outlined in CNPE Resolution No. 15/2021.

Additionally, the Technical Note on Economic Advisory of the Ministry of Mines and Energy – MME (MME ASSEC TN No. 20/2021) mentions relevant impacts on the calculation and definition of the value added by the new agreements, which MME itself identifies the need for adjustments, to be made in a new CNPE Resolution for their incorporation:

(i)    Inclusion and consideration of the calculation of the New Replacement Value (VNR) for the Curuá-Una HPP (see item 2.4);

(ii)    Inclusion and consideration of the contractual extension terms of the Tucuruí, Mascarenhas de Moraes, and Itumbiara HPPs, referring to the GSF renegotiation recently approved by ANEEL, in ANEEL Authorizing Resolution No. 2,932/2021 (ANEEL Authorizing Resolution No. 2,932/2021), after the publication of CNPE Resolution No. 15/2021 (see item 2.17).

As mentioned above, CNPE Resolution No. 30/2021 of December 22, 2021 expressly provides the possibility for reviewing its wording considering a future decision by TCU on the merits of the case.

NT-DGDR-006/2021 23-DEC-2021

6.   Highlights:

The highlights of this technical note are as follows:

•	CNPE, MME, ANEEL, and TCU have sought, so far, to meet the agility guideline dictated by the Executive Branch;
•	Eletrobras has been contributing to the improvement of the capitalization process and the legal certainty when dealing with the issues listed above, for example, in addressing the issues in CP No. 48/2021 – drafts of new contracts, participation in meetings, sending letters to the different agencies involved seeking clarification to support its decision-making process;
•	Because of the laws and regulations and orders issued by regulatory authorities (Law No. 14,182/2021, MME Official Letters, ANEEL executive board decisions, CNPE Resolution, and the expected end of the evaluation of the topic by TCU), Eletrobras complied with the decisions and followed the guidelines of the Executive Branch and other agencies involved;

•	The convenience for ELETROBRAS of receiving the full clarifications requested in CTA PR No. 01787/2021 of September 24, 2021 is noteworthy, as well as CTA PR No. 02253/2021 of December 20, 2021, in addition to the content of TN 46/2021-ASSEC/MME, which could help even more a well-founded corporate decision regarding the issues in CNPE Resolution No. 15/2021;
•	The publication of CNPE Resolution No. 30/2021, on December 22, 2021, in an extra publication of the DOU, amending CNPE Resolution No. 15/2021, explains the possibility that the decision on the merits of TCU may lead to the need for reviewing the CNPE’s own resolutions;
•	TCU Decision No. 3176/2021, on the other hand, explains that the studies carried out may proceed, being understood that no concrete measure may be implemented before the final court decision on the merits of the matter, which shall only occur after the vote granted to Minister Vital do Rego. In short, in case of any recommendation of TCU causing amendments to the draft of new generation concession agreements, the decision of Eletrobras evaluating the draft agreements should be revised, taking into account the final draft agreements after any additions by recommendation of TCU;

NT-DGDR-006/2021 23-DEC-2021

•	It is also worth highlighting the need to evaluate Eletrobras’ opportunity, and/or of the electric utilities affected by Law No. 14,182/2021, to later contribute to any improvement needs – (i) MME: indemnification, reproducibility of calculations, etc.; and (ii) ANEEL/MME: final draft generation concession agreement, highlighting any adjustments pointed out due to the expected decisions of TCU.

Conclusion:

Regarding ANEEL CP No. 48/21, except for the items highlighted above, which may trigger possible questions to the bodies involved, and that the General Directorate of Regional Development – DGDR does not strictly evaluate legal matters, the generation regulation area participated in several meetings with the utility companies affected by the possibility of execution of new generation concession agreements, pursuant to the provisions of Law No. 14,182/21, including other areas of Eletrobras involved in the matter and the law firm specialized in the legal-regulatory area contracted, seeking to clarify doubts related to its field of expertise and regulation of the generation area applicable to the matters, highlighting the topics listed in this technical note (TN CP No. 048/21), especially those included in the contributions filed with ANEEL CP No. 48/2021, having nothing to oppose the submission of the work.

MAURÍCIO CARVALHO MAZZINI

Generation Regulation Advisor

Annexes:

1.	NT-DGDR-005/2021 of October 7, 2021;
2.	Legal and Regulatory Opinion on ANEEL CP No. 48/2021: Law No. 14,182/2021 – GENERAL ASPECTS OF THE PRIVATIZATION OF ELETROBRAS;

NT-DGDR-006/2021 23-DEC-2021

3.	Legal and Regulatory Opinion: ‘AVALIAÇÃO DOS RESULTADOS DAS CONTRIBUIÇÕES APRESENTADAS PELA ELETROBRÁS NO ÂMBITO DA CONSULTA PÚBLICA ANEEL Nº 48/2021’ [‘ASSESSMENT OF THE RESULTS OF CONTRIBUTIONS BY ELETROBRAS UNDER ANEEL PUBLIC CONSULTATION NO. 48/2021,’] prepared by the contracted firm;
4.	CTA II PR MME No. 02253/2021 of December 20, 2021.

LAW NO. 14,182/2021 – GENERAL ASPECTS OF THE PRIVATIZATION OF ELETROBRAS

AT THE REQUEST OF THE ELETROBRAS GROUP

LEGAL AND REGULATORY OPINION OPINION 01 - GENERAL OVERVIEW AND ANALYSIS OF THE CONCESSION AGREEMENT

BRASÍLIA, SEPTEMBER 14, 2021

GUILHERME PEREIRA BAGGIO

PAULO GESTEIRA COSTA FILHO

LUCAS PEREIRA BAGGIO

LIS DE OLIVEIRA RISSO SOARES

CHAPTER I – CONTEXTUALIZATION AND CONSULTATION

1.1 – Initial considerations on the privatization of Eletrobras;

1.2 – Consultation.

CHAPTER II – Provisional Measure No. 1,031/2021 and Law No. 14,182/2021

2.1 – Provisional Measure No. 1,031/2021;

2.2 – Examination of the Bill for Enactment and the presidential vetoes.

CHAPTER III – EXAMINATION OF THE POINTS INDICATED IN THE CONSULTATION

3.1 – Prior considerations about the analysis of the new concession agreement;

3.2 – Analysis of the new concession agreement;

3.3 – The system of the Tucuruí and Mascarenhas de Moraes HPPs; and

3.4 – The special systems of the Sobradinho and Itumbiara HPPs.

CHAPTER IV – FINAL CONSIDERATIONS

CHAPTER I – CONTEXTUALIZATION AND CONSULTATION

1.1 – Initial considerations on the privatization of Eletrobras

In the mid-1990s, the Executive Branch redefined the role it intended to assign to public legal entities in the Brazilian energy sector. From an almost exclusively state-run service provision model – in which State-controlled companies were responsible for the generation, transmission and distribution of electricity – the intention was to attract private capital to make the necessary investments to fully meet the national demand for electricity, a fundamental feature for the proper development of the Brazilian economy.

Considering this context, the State would no longer be the developer of the activities that characterize the different segments of the energy sector, turning into the regulator. In this new scenario, the role of the State would essentially consist in defining the rules, inspecting the compliance with the aforementioned rules by the sectoral agents, and punishing any irregularities. The development of the sectoral economic activities would then be essentially a duty of the private sector.

This model envisioned the privatization of several state-owned companies, including at the federal level, namely Centrais Elétricas Brasileiras S.A. (“Eletrobras”), Furnas Centrais Elétricas S.A. (“Furnas”), Companhia Hidro Elétrica do São Francisco (“CHESF”); Centrais Elétricas do Norte do Brasil S.A. (“Eletronorte”), and Eletrosul Centrais Elétricas S.A. (“Eletrosul”).

Although the companies of the Eletrobras Group have been included in the National Privatization Program (PND), pursuant to Decree No. 1,503/1995,[1] several constraints prevented the effective privatization of most of the aforementioned federal public-private companies. In fact, only the generation assets of Eletrosul – by that time held by Centrais Elétricas Geradoras do Sul S.A. (“Gerasul”) – were privatized at the federal level, which took place in 1998.

[1] Art. 1 The following companies are included in the National Privatization Program (PND), for purposes of the Law No. 8031 of April 12, 1990:

I – Centrais Elétricas Brasileira S.A. ELETROBRÁS;

II – Furnas – Centrais Elétricas S.A.;

III – Centrais Elétricas do Norte do Brasil S.A. ELETRONORTE;

IV – Centrais Elétricas do Sul do Brasil S.A. ELETROSUL;

V – Companhia Hidroelétrica do São Francisco (CHESF).

Art. 2 The shares representing the shareholdings in the companies referred to in the previous article, owned by the Federal Government and indirect Federal Public Administration entities covered by the Decree No. 1,068 of March 2, 1994, shall be deposited to the National Privatization Fund (FND), within a maximum period of five days from the date of publication of this decree.

Additionally, several distribution utilities, mostly under state control, were privatized. These privatization initiatives were based on art. 27 of Law No. 9,074/1995.[2]

As seen, the administration of President Fernando Henrique Cardoso did not manage to implement the privatization of the Eletrobras Group, an attempt buried under the overwhelming electricity supply crisis experienced in 2001, characterized by the mandatory reduction in electricity consumption in most of the National Interconnected System (SIN).

The administrations of President Luiz Inácio Lula da Silva and President Dilma Roussef did not continue the privatization of Eletrobras. At that time, the operations of the respective state-owned companies were expanded, especially in large generation projects, referred to as structuring projects.

During the administration of President Michel Temer, the Granting Authority promoted the privatization of the distribution utilities that were still under federal control, expanding the private share in such economic sector.

During the current administration, the privatization of the Eletrobras Group returned to the surface, pursuant to what will be described throughout this opinion. This scenario brings up several questions and points of attention to Eletrobras and its subsidiaries. Such concerns reflected in the consultation addressed below.

[2] Art. 7. Cases in which public services, provided by legal entities under the direct or indirect control of the Federal Government, to promote privatization simultaneously with the granting of a new concession or with the extension of existing concessions, the Federal Government, except for public telecommunications services, may:

I – use, in the bidding procedure, the auction category, observing the need to sell minimum amounts of shares or quotas that guarantee the transfer of corporate control;

II – fix, prior to, the value of the shares or quotas held by to be disposed of, and proceed with the bidding procedure in the competitive type.

§ 1 In the event of postponement, this may be done for different periods of time, so that the final ones of all the postponed concessions occur within the same period of time, which will be necessary for amortization of the investments, limited to thirty years, counted from the date of signature of the new concession agreements.

§ 2 In the preparation of the notices for privatization of public utility companies, the Federal Government shall comply with the requirements of Laws No. 8,031 of 1990 and 8,987 of 1995, including the publication of the essential clauses of the agreement and the concession term.

§ 3 The provisions of this article may also be applied in the case of privatization of a public utility company under the direct or indirect control of the Federation States, the Federal District or the Municipalities, at the same level of their respective branches.

§ 4 The postponement referred to in this article is subject to the conditions established in art. 25.

1.2 – Consultation

The Eletrobras Group prepared specific Terms of Reference (“TR”) to engage a set of legal and/or regulatory opinions to support them during the relevant discussions related to the privatization of their economic group.

Given the importance of such document, item 3, which deals specifically with the aspects to be analyzed in each of the opinions contracted, is reproduced below:

3. Specialized Services

3.1. The specialized services as provided for in this Terms of Reference are as follows:

3.1.1 Preparation of legal opinions addressing all legal and regulatory issues referred to in Law 14,182/2021 directly linked to capitalization of Eletrobras, under corresponding items 1 (Purpose), 2 (Justification), as well as specified below:

a) Analysis of the clauses of the new concession agreement(s), arising from the new concession(s) provided for, for example, in art. 3, II (independent production), art. 1º (Tucuruí e Mascarenhas de Moraes), art. 2º (special systems – Itumbiara and Sobradinho);

b) Examination of the issues related to the payment of indemnifications within the scope of extended concessions based on Law 12,783/2013 (quota system), and any indemnifications within the scope of extended concessions based on Law 11,943/2009 amended by Law 13,182 /2015 (Sobradinho), as well as the indemnifications of the Tucuruí and Mascarenhas de Moraes HPPs, stipulating hypothetical ways for the receipt form of these amounts concomitant with the alteration of the proposed system;

c) Examination of the issues related to the extension of concessions, pursuant to ANEEL Resolution nº 845/20 and ANEEL Resolution nº 930/21, which may impact the Eletrobras capitalization process (Law nº 14.182/21);

d) Advising on the several ways of interaction of the Granting Authority, represented by MME, or ANEEL, such as, without limitation, the preparation of contributions for the collection of supporting information (TS), public consultations (CP), and public hearings (AP), assisting in the preparation of the contributions;

e) Assessment of the results of the social participation processes initiated by ANEEL and/or MME to approach the matter, aiming to identify the effectiveness of the contributions presented and any associated impacts.

3.1.2 Participation in up to 5 (five) virtual or in-person meetings in Brasília, DF, at Eletrobras’ discretion, together with the Eletrobras companies, for discussion about temporary or final opinions and about contributions to social participations promoted by ANEEL;

3.1.3 Participation in up to five (5) virtual or in-person meetings in Brasília/DF, together with the Management of Eletrobras, Board of Directors and Board of Executive Officers, as well as with the Granting Authority (MME) and ANEEL;

At each meeting held, for item 3.1.2 and 3.1.3, the contracted party shall prepare the report containing the list of the participants and the main issues approached, and subsequent actions, if any.

3.2. The services described in items 3.1.1 and 3.1.3 shall be provided for a fixed price.

3.3. The concept of this TR is that the contracted expert can legally advise, with a regulatory focus, Eletrobras and subsidiaries on the risks of the change of proposed system, assessing the potential impacts and proposing risk mitigation options related to the provisions of Law No. 14,182/21, which shall materialize in the preparation, as exemplified above, of contributions in the public hearing processes, sectoral agents or Eletrobras itself and subsidiaries, legal opinion, and participation in meetings with the actors involved.

The more general issues about privatization, including those referred to in item 3.1.1, shall be examined in this opinion statement (“Opinion 01 – General Part and Assessment of the Concession Agreement”), which shall also comprehend the other issues mentioned in point “a” of item 3.1.1. Additionally, the legal and regulatory issues indicated in points “b” and “c” of item 3.1.1 shall be the object of two specific opinions, namely: “Opinion 02 – Indemnifications”; and “Opinion 03 – Impacts of the Compensation to the MRE Generators for Non-Hydrological Risks in the Privatization of Eletrobras.”

The assistance described in sub–item “d” of item 3.1.1 of the TR has as its main activity the discussion of several legal and regulatory issues, already addressed in the contribution under ANEEL Public Consultation No. 48/2021 (sent to the Agency on August 31, 2021), as well as the discussion of several topics with the requesting party (e.g. about acts and documents published by the National Council for Energy Policy – CNPE).

As widely known, the Public Consultation No. 48/2021, carried out by means of document exchange and with a deadline on August 31, 2021, presents the following purpose:

Purpose: obtain subsidies for the improvement of the draft concession agreement that shall regulate the exploitation of the hydraulic power potentials covered by Law No. 14,182/2021, which addresses the privatization of the Centrais Elétricas Brasileiras S.A. – Eletrobras.

ANEEL, in addition to making the draft of the concession agreement itself, made two specific opinion statements: a) the Technical Note No. 255/2021-SCG/SRG/SRM/SFG/SFF/ANEEL of May 7, 2021, which analyzes the “proposal to open public consultation with a view to collecting subsidies to improve the draft of the concession agreement”; and b) the Technical Note No. 255/2021-SCG/SRG/SRM/SFG/SFF/SGT ANEEL of August 6, 2021, which complements the previous opinion statement.

It is worth remembering that Public Consultation No. 48/2021 has been opened after deliberation by ANEEL’s Board, in such form of the vote of the Reporting Officer Mr. Sandoval Feitosa, who summarized the processing of the referred law and the preparation of the agreement drafts as follows:

1. REPORT

On February 23, 2021, Provisional Measure No. 1,031/2021 was published setting the rules and conditions to be observed in the process of privatization of Eletrobras, including in regards to new generation concession agreements resulting from this operation.

2. On March 19, 2021, through Official Letter No.109/2021/SE-MME1, the Ministry of Mines and Energy – MME requested from ANEEL the preparation of the draft concession agreement including the guidelines defined in the Provisional Measure.

3. On May 7, 2021, Technical Note No.255/2021 – SCG/SRG/SRM/SFG/SFF/ANEEL was issued, suggesting the text for the Draft Concession Agreement according to the Provisional Measure and recommending its submission to Public Consultation.

4. On May 10, 2021, the process was assigned, by random draw, to my responsibility.

5. On July 9, 2021, through Memorandum No.183/2021/ASD – ANEEL, it was requested the adjustment of the draft concession agreement according to the Law to be sanctioned after enactment of Provisional Measure No. 1,031/2021.

6. On July 12, 2021, Law No.14,182 was sanctioned, which provides for the privatization of Eletrobras.

7. On August 4, 2021, the MME Executive Office, through Official Letter No. 317/2021/SE-MME, argued that “the approval, by the Agency, of the draft concession agreement as speedy as possible is essential for the compliance with the schedule for the privatization of Eletrobras, as the provision of this document shall allow MME to advance on the schedule, enabling the progression of studies carried out by the Brazilian National Bank for Economic and Social Development – BNDES aiming the capitalization of Eletrobras.”

8. On August 6, 2021, it was issued Technical Note No. 493/2021 – SCG/SRG/SRM/SFG/SFF/SGT/ANEEL, which complements the previous Technical Note.

After presenting the general aspects of such Public Consultation, we now convey the object of the current Opinion; such analysis initiates upon amendment of the Provisional Measure which originated Law No. 14,182/2021.

CHAPTER II – PROVISIONAL MEASURE No. 1,031/2021 AND LAW No. 14,182/2021

2.1 – Provisional Measure No. 1,031/2021

In its original text, Provisional Measure No. 1,031/2021, published in the Federal Official Gazette on February 23, 2021 – Extra Publication – provides for the following topics:

a)	[Art. 1] privatization of Eletrobras, under Law No. 9,491/1997 (which provides for the National Privatization Program – PND)[3], subjecting it to the granting of the new concession, for thirty (30) years, related to the Concession Agreement No. 07/2004 (Eletronorte);
b)	[art. 2] authorization for the Federal Government to grant new concessions, for thirty (30) years, upon the execution of new agreements;
c)	[art. 3] restructuring of Eletrobras to maintain Itaipu Binacional and Eletrobras Termonuclear S.A. under Federal Government control. The device also addresses the change to the commercial exploitation system for independent production, including indemnifications;
d)	[art. 4] addresses payment to the CDE, by Eletrobras and its subsidiaries, of an annual quota, in twelve parts, corresponding to 50% of the amount added to the concession by the new agreements, as well as payment of a concession bonus, also 50% of the amount added to the concession by the new agreements. Finally, the device addresses the assumption of the hydrological risk and the sealing to the renegotiation;

[3] Art. 1 National Privatization Program (PND) has the fundamental aim to:

I – reorder the State’s strategic position in the economy, transferring to the private sector activities unduly explored by the public sector;

II – contribute to the public sector economic restructuring, especially through the improvement of its profile and the reduction in liquid government debt;

III – enable the restart of investments on companies and activities that might be transferred to the private sector;

IV – contribute to the private sector economic restructuring, especially to the revamping of the infrastructure and of the country’s industrial facility, expanding competitiveness and reinforcing business capacity in the several economy sectors, including through credit concession;

V – allow the Public Administration to concentrate its efforts on activities in which the State’s presence is essential for the achievement of national priorities;

VI – contribute to the strengthening of the capital market through the addition of the offer of securities and democratization of the capital property of all companies that are part of the Program.

e)	[art. 5] assignment to CNPE of the responsibility to appoint the amount added by the new concession agreements for electric power generation;
f)	[art. 6] obligation on the part of the generation electric utilities in the river São Francisco to make annual contributions, for ten (10) years, to the revitalization of the corresponding watershed;
g)	[art. 7] obligation on the part of the generation electric utilities that acquire the Eletronorte concession to make annual contributions, for ten (10) years, to the structural reduction in the power generation cost in the Legal Amazon;
h)	[art. 8] obligation on the part of the generation electric utilities that acquire concessions related to the Furnas watershed to make annual contributions, for ten (10) years, to the revitalization of the corresponding hydric sources;
i)	[art. 9] authorizes the Federal Government to create a public-private company or governmental entity to exercise control over Itaipu/Eletronuclear;
j)	[art. 10] prohibit the Federal Government regarding the subscription of new shares from Eletrobras on its privatization;
k)	[art. 11] reimbursement to the Global Reversal Reserve (RGR);
l)	[arts. 12 to 18] final provisions.

It is important to bring to attention some excerpts from MME/Ministry of Economy – ME Interministerial Statement of Reasons (EMI) No. 03/2021 of the corresponding Provisional Measure, which contributes to include the proposed rules in their adequate context.

First, about the model of privatization adopted, the EMI highlighted:

12. In view of the foregoing, here is the summary of the main aspects of the legislative proposal to implement the privatization of Eletrobras, hereby forwarded.

13. The privatization model proposed shall take place through an increase in capital stock upon public subscription of common shares, without the Federal Government monitoring such subscription. The Federal Government shall have its shares participation reduced and shall cease to be the controlling shareholder. In order to ensure that the Federal Government shall have minority participation in the Company, the capital increase may be accompanied by a secondary public offer of shares owned by the Federal Government.

14. The privatization model through capitalization of Eletrobras ensures the Federal Government a permanent place on the private Eletrobras and, given the actual prospects for the increase in the value of the Company, the Federal Government shall benefit from the dividends received proportional to its share participation.

15. Eletrobras capitalization is conditioned to the renewal of the Concession Agreements to Eletrobras’ Hydro Power Plants contemplated by the quotas system created by Law No. 12,783, from January 11, 2013, which altered the system of such Plants to the Independent Power Generation System, as well as the extension of the Concession Agreement of the Tucuruí Hydro Power Plant. Therefore, in the first case, Eletrobras subsidiaries shall cease to compulsorily sell the electric power generated for the price determined by ANEEL and so shall deal in freely in the regulated market or in the free market. On the other hand, the companies start to assume the risks of this transaction, such as the hydrological risk, since it is their responsibility to adopt the best commercialization strategy. (emphasis added)

After giving justification to the reason why the capital increase model was selected, the EMI addressed the allocation of benefits resulting from privatization:

16. The change in the electricity trading system, even considering the risks inherent in it, adds value to the Concession Agreement as the Company shall have the flexibility to sell electricity in the regulated market or the free market, being allowed to choose their clients with prices and delivery times established by them or the market. On the other hand, to mitigate tariff impact it is proposed that half of the value added to the Agreement reverts to tariff-moderateness through its allocation to the CDE, the organ in charge of paying several subsidies present in electric power fees.

17. The remaining amount added to the new Concession Agreements shall be intended for the Federal Government as a concession bonus, acknowledging that the Federal Government shall have financial return with the new Concession Agreements and observing the Company’s economic and financial sustainability.

18.       CNPE shall define the value added by the new Concession Agreements for Electricity Generation and set the amounts that shall be allocated to the CDE and the Federal Government. (emphasis added)

The legislator, on one hand, provided for the privatization through the execution of a new concession agreement, for thirty years. However, the same legislator defined that the benefits resulting from the new agreement should be shared between the consumer (via contributions to the CDE) and the Federal Government (through concession bonus).

Another relevant part of the EMI deals with the equity limit of ten percent (10%) of the voting capital, namely:

19. In addition, it is a condition for the proposed privatization that the Bylaws of Eletrobras be amended in order to: (i) limit the voting power of shareholders to 10% of the voting capital; (ii) prohibit the execution of shareholders’ agreements for the exercise of voting rights, except for the formation of blocks with number of votes lower than the limit of ten percent of the voting capital; and (iii) create special class preferred stock, owned exclusively by the Union, which shall give veto power in the event of changes to the Bylaws.

20. These requirements are intended to transform the company into a corporation, like other global companies in the electric sector and large Brazilian companies. The percentage of ten percent, besides being in line with other examples of corporations in the Brazilian capital market, is consistent with Eletrobras’ current level of governance. The importance of this corporation model is to avoid Eletrobras being traded to an already established agent in the electric sector, concentrating the market and inhibiting competition.

21. It is worth noting that, to avoid conflict of interest, the Federal Government shall not vote on the acceptance of the conditions for privatization submitted to the General Meeting of Eletrobras shareholders.

Subsequently, after referring to the corporate restructuring to keep Itaipu Binacional and Eletronuclear under Federal control, the EMI explained three groups of ten-year financial obligations related to the Eletrobras subsidiaries, aimed at: i) recovery of the São Francisco river basin; ii) reduction of generation costs in the Legal Amazon; and iii) recovery of the watersheds related to Furnas. On the subject, is transcribed hereunder:

25. The proposal also defines the obligation of the electric utilities whose concession agreements shall be affected by the Provisory Measure in question to make annual contributions, for a period of ten years, in the amount of three hundred and fifty million Reais (BRL350,000,000.00), for the purpose of promoting the revitalization of the São Francisco River. The definition of the projects to be executed shall be done by a Managing Committee, according to the regulations. The actions and projects financed by these resources shall focus on the recharge of the affluent flows and on the increase of the operational flexibility of the reservoirs, without harming the priority use and the multiple use of the water resources.

26. The proposal also establishes the possibility of allocating, to the operator of the São Francisco Transposition, 78.4 avgMW for a period of twenty years, starting in 2022, at the price of BRL80/MWh, to be corrected by the National Wide Consumer Price Index (IPCA).

27. Also, it is proposed that the electric utility operating the Tucuruí Hydro Power Plant contribute BRL295 million Reais annually, for a ten-year period, for the development of projects in the Legal Amazon, also to be defined by the Steering Committee, in order to structurally reduce the costs of energy generation in this Region, considering the development of renewable energy projects or from renewable fuel, as well as the interconnections of Isolated and Remote locations.

28. It is also proposed, in the same line, an obligation to the electric utilities located in the influence area of the reservoirs of Furnas Centrais Elétricas S.A.’s Hydro Power Plants, whose concession agreements are affected by this Provisory Measure, to contribute BRL230 million Reais annually, for a period of ten years, for the revitalization of the water resources of the hydrographic basins in the area of influence of the referred reservoirs with a focus on actions that generate recharge of the tributary flows and increase their operational flexibility, without harming the priority and multiple use of the water resources.

These, in summary, are the main rules of the referred Provisional Measure, which were soon subject to examination, additions, and modifications by the National Congress.

2.2 – Summary of the examination of the Bill for Enactment and the presidential vetoes

Provisional Measure No. 1,031/2021 was received by the National Congress on February 23, 2021. Within the statutory deadline, the Provisional Measure (MP) received five hundred and seventy (570) amendments by federal representatives. On May 19, 2021, the final wording passed the House of Representatives, signed by the Reporting Congressman, Representative Elmar Nascimento (DEM-BA). The matter was forwarded to the Federal Senate, including the one examined as Bill for Enactment (PLV) No. 07/2021.

After that, another sixty-two (62) amendments were made by the Federal Senate. In the end, PLV No. 07/2021 passed with amendments, pursuant to Opinion No. 136 of 2021-PLEN/SF.

As can be seen in the document titled “Comparison of Amended Legislation x MPV 1031/2021 x PLV 7/2021 x Changes in PLV 7/2021 in the SF” B,[4] the main changes in the Provisional Measure can be summarized as follows:

i)	The insertion, in art. 1 (main section), of an express mention to the extension of Concession Agreement No. 04/2004 (regarding the Mascarenhas de Moraes HPP);

ii)	The inclusion, in art. 1, ¶ 1, of the obligation to contract natural gas thermoelectric generation by the Federal Government, as reserve capacity, in metropolitan regions that do not have, in their capital, a natural gas supply point, and this contracting shall occur with at least seventy percent (70%) of inflexibility;

iii)	The provision, in art. 1, ¶ 1, for the possibility of extending PROINFA agreements for twenty (20) years;

Available at<https://legis.senado.leg.br/sdleg-getter/documento?dm=8981930&ts=1628093853328&disposition=inline>, retrieved on September 2, 2021.

iv)	In parallel, the same art. 1, ¶ 1 established the duty of the new A-5 and A-6 contests to reserve at least 50% of the contracting for SHPs and small HPPs;

v)	Provided certain requirements are met, the Federal Government considered to start work on the Linhão de Tucuruí (which connects the capitals of the states of Pará, Amapá, Amazonas, and Roraima, considerably improving the transmission infrastructure in the Brazilian North Region);

vi)	The insertion of the need to recover the Parnaíba River basin, together with the São Francisco River basin;

vii)	The provision that the recovery indicated in the preceding item, besides being possible to be performed by CHESF, may also be performed by the Brazilian Army;

viii)	Addition of the navigability of the Madeira River and Tocantins River among the possible destinations of the resources to be contributed, initially destined only for the reduction of generation costs in the Legal Amazon;

ix)	The abatement of subscription bonus amounts to be paid to the Federal Government (related to the revitalization of the drainage basins of the São Francisco/Parnaíba River and related

ii)	The inclusion, in art. 1, ¶ 1, of the obligation to contract natural gas thermoelectric generation by the Federal Government, as reserve capacity, in metropolitan regions that do not have, in their capital city, a natural gas supply point, and this contracting shall occur with at least seventy percent (70%) of inflexibility;

iii)	The provision, in art. 1, ¶ 1, for the possibility of extending PROINFA agreements for twenty (20) years;

iv)	In parallel, the same art. 1, ¶ 1 established the duty of the new calls A-5 and A-6 reserve at least 50% of the contracting for SHPs and small HPPs;

v)	Provided certain requirements are met, the Federal Government to start the works for the Linhão de Tucuruí (which connects the capitals of the States of Pará, Amapá, Amazonas, and Roraima, improving considerably the transmission infrastructure in the Brazilian Northern Region);

vi)	The insertion of the need to recover the drainage basin of the Parnaíba River, together with that of the São Francisco River

vii)	The provision that the recovery indicated in the preceding item, besides being possible to be done by CHESF, may also be done by the Brazilian Army;

viii)	Addition of the navigability of Madeira River and Tocantins River among the possible destinations of the resources to be contributed, initially destined only for the reduction of generation costs in the Legal Amazon;

ix)	The discount of the subscription bonus amounts to be paid to the Federal Government (referring to the revitalization of the São Francisco/Parnaíba river basins and related to Furnas, as well as to the reduction of generation costs in the Legal Amazon and with the Madeira and Tocantins Rivers’ navigability);

x)	The forecast that the destination of the resources from the privatization forwarded to the CDE shall be restricted to the ACR;

xi)	The modification of the change in the terms for decommissioning (descotização) to a minimum of five (5) years and a maximum of ten (10) years; and

xii)	The destination to the CDE of an eventual balance of resources destined to the revitalization of drainage basins, to the reduction of costs in the Legal Amazon and navigability improvements.

The President of the Republic, exercising the powers conferred upon him by, vetoed some provisions of the normative text approved by the National Congress. Among the devices that were vetoed, the following should be highlighted:

a)	¶¶ 6 to 8 of art. 1 (which dealt with the acquisition of Eletrobrás shares by its employees and the use, by the Federal Government, of employees dismissed during the one-year period following privatization);

b)	art. 3, VII (which dealt with the impossibility of various corporate transactions and the change of domicile of the privatized legal entity for a period of ten years);

c)	art. 5, ¶ 1, IV (which was aimed at establishing contributions to CEPEL for a period of six years);

d)	art. 17 (which destined to the CDE the amounts related to resources foreseen in arts. 3 and 8 of Law No. 13,182/2015 and which were not committed to projects contracted until February 23, 2021, as well as those related to failed projects or whose execution has not been proven);

e)	¶ 3 of art. 28 (which conditioned hydroelectric generation within the restriction strip upon the declaration of water scarcity by ANA);

f)	¶ 4 and ¶ 5 of art. 28 (which attributed to ANA, in coordination with ONS, the role of establishing the transition rules for the recovery of the reservoir levels in a period not exceeding two years);

g)	¶ 8 of art. 6 (which provided for ANA’s duty to supervise the execution of revitalization projects foreseen in Law 14,182/2021, art. 3, V, “a” and “c”, as well as to apply the applicable penalties)

h)	arts. 19 (which refers to the prioritization of the reallocation of residential units in transmission line easements)

i)	art. 15, which included item VI to ¶ 1 of art. 13 of Law No. 10,438/2002, which attributed to the CDE the financial results of the public company or mixed economy company originated from the referred corporate restructuring; and

j)	art. 29 (which submitted the approval of the ONS Directors to the approval of the Federal Senate).

To date, there has been no modification of the presidential vetoes by the National Congress, nor any change in Law No. 14,182/2021.

Having thus set out the rules effectively inserted into the Brazilian legal system related to the privatization of Eletrobras, we will now examine, in the following items, the aspects pointed out by the consultant in item 3.1.1, “a”, of the Terms of Reference. This object requires the analysis of: i) the clauses of the new concession agreements; ii) the concession under the independent production regime, both in the form of art. 1 of Law No. 14,182/2021 (applicable to the Tucuruí and Mascarenhas de Moraes HPPs), and in its art. 2 (special regimes for the Itumbiara and Sobradinho HPPs).

CHAPTER III – EXAMINATION OF THE POINTS INDICATED IN THE CONSULTATION

3.1 – Prior considerations about the analysis of the new concession agreement

Before even the enactment of MP No. 1,031/2021, ANEEL received Official Letter No. 109/2021 of March 19, 2021, in which the Executive Office of the Ministry of Mines and Energy (“SE/MME”) requested the Agency to prepare the draft of the new concession agreements. Such legal instruments would be executed by the electric utilities of the Eletrobras group and by the Granting Authority as a result of the privatization process.

The request of SE/MME gave rise to the initiation by ANEEL of administrative proceeding No. 48500.001427/2021-53, which was initially analyzed, before the enactment of the Provisional Measure, in Technical Note SCG SRG SRM SFG SFF/ANEEL No. 255/2021 of May 7, 2021. This study originated a first draft agreement.

Thereafter, under the same administrative proceeding, the technical areas (SCG SRG SRM SFG SFF SGT/ANEEL) prepared Technical Note No. 493/2021 of August 6, 2021. This happened after the enactment of Law No. 14,182/2021 on July 13, 2021 and originated a second draft concession agreement.

Such second draft was submitted to the interested parties’ appreciation, under Public Consultation No. 48/2021, with contributions accepted between August 11 and August 31, 2021. Eletrobras submitted, on August 31, 2021, a contribution regarding the several aspects discussed in the draft concession agreement. About this issue, it is good to record that all contributions may be examined at ANEEL’s website.[5]

According to the Superintendent’s Office for Mediation and Arbitrage – SMA[6] of ANEEL, ten interested parties sent contributions under Public Consultation No. 48/2021:

1.       Eletrobras Employees’ Association – AEEL;

2.       Engie Brasil Energia – ENGIE;

3.       Furnas Centrais Elétricas S/A – FURNAS;

4.       Pinheiro Neto Advogados;

5.       Centrais Elétricas Brasileiras S.A. – ELETROBRAS;

6.       Kennedy Alves Vieira – ELECTRICAL ENGINEER;

7.       Edgard Monteiro de Menezes – Cidadania Constitucional;

8.       Companhia Hidro Elétrica do São Francisco – CHESF;

9.       Instituto Ilumina; and

10.       Energy Workers Union of the State of São Paulo – Sinergia CUT

According to the spreadsheet prepared by ANEEL, the abovementioned agents made ninety (90) specific contributions, which were properly numbered by the Agency. It is worth to say that the Eletrobras’ suggestions cover contributions Nos. 37-50, 52-60, and 63.

It should be noted that the contribution of Eletrobras was made before the disclosure, by the National Council for Energy Policy – CNPE, of the Added Value amounts of the contributions to the CDE, and the warrants payable to the Federal Government, as provided for in Law No. 14,182/2021, which were only disclosed after the end of the contribution period, on August 31, 2021.

[5] Available at <https://www.aneel.gov.br/consultas-publicas?p_auth=SkTBilEW&p_p_id=participacaopublica_WAR_participacaopublicaportlet&p_p_lifecycle=1&p_p_state=normal&p_p_mode=view&p_p_col_id=column-2&p_p_col_pos=1&p_p_col_count=2&_participacaopublica_WAR_participacaopublicaportlet_ideParticipacaoPublica=3579&_participacaopublica_WAR_participacaopublicaportlet_javax.portlet.action=visualizarParticipacaoPublica>, retrieved on September 2, 2021.

[6] 48542.002623/2021-00 Annex 1

3.2 – Analysis of the new concession agreement

This Opinion shall present, in this item, a brief analysis of all items of the concession agreement. In the following items of this Opinion (No. 01 – General Part and Analysis of the Concession Agreement), and in other documents (Opinion No. 02 – Indemnifications and Opinion No. 03 – GSF), several items shall be re-examined with a deeper analysis and a specific look.

The draft Concession Agreement submitted to Public Consultation contains thirteen (13) sections and countless subsections about different topics, as examined individually below.

[Section One]

After the identification of the parties (Federal Government, as the Granting Authority, represented by ANEEL; the [company], as the electric utility to use the public property for electricity generation; and Eletrobras, as an intervening-consenting party), the agreement presents its Section One, which addresses its subject matter. Such provision of the agreement contains, in addition to the main section, three subsections:

SECTION ONE – SUBJECT MATTER

To regulate the exploitation by the Electric Utility of the hydraulic power potentials through the Hydro Power Plants listed in Annex 1, hereinafter referred to as Hydro Power Plants, as well as the respective Transmission Facilities of Interest Restricted to Hydro Power Plants listed in Annex 2, whose concessions were granted through the privatization of CENTRAIS ELÉTRICAS BRASILEIRAS – Eletrobras, as provided by Law No. 14,182 of July 12, 2021.

Subsection One – The exploitation of the electricity generation, granted to the Electric Utility, is the object of specific concessions for each of the Hydro Power Plants listed in Annex 1 of this Agreement, for all contractual and legal purposes, including for any declaration of forfeiture, intervention, taking over, transfer, or cancellation of the concessions.

Subsection Two – The Transmission Facilities of Interest Restricted to the Hydro Power Plants are deemed to be an integral part of the concession of electricity generation referred to in this Agreement.

Subsection Three – The Electric Utility waives any preexisting rights that contravene Law No. 8,987 of February 3, 1995, according to art. 25 of Law No. 9,074 of July 7, 1995, regarding the concession of the Hydro Power Plants.

Section One, main section, shows that the new agreement to be executed shall be based on Law No. 14,182/2021. It is therefore clear that the instrument is not confused with the mere extension of the previous agreement. It is the execution of a new agreement, in a peculiar form, provided for in the aforementioned law, according to the legislator’s choice. Regarding the main section, it was not necessary to submit any contribution under CP No. 48/2021.

Section One, subsection one, provides that the concession to be granted shall be individualized. However, after a closer analysis, it is clear in the draft that a single concession agreement shall cover several HPPs. This fact may cause impacts and problems in the future, such as increased penalties or difficulties to extend concession terms related to just one HPP, etc.

In order to effectively individualize the HPPs for all purposes, Eletrobras (see item III of its contribution) contributed to this contractual provision, as follows:

III – INDIVIDUALIZATION OF THE NEW CONCESSIONS

21. It is important to separate the projects affected by art. 2 of Law No. 4,182/2021 from those not affected directly by the rule, as stated by Technical Note No. 255/2021 – SCG/SRG/SRM/SFG/SFF/ANEEL.

22. For Eletrobras, it is important that the new concession agreements are individualized by project, due to the peculiarities of each plant, as stated in item 9 of the aforementioned Technical Note. Although it is possible to execute one concession agreement for several HPPs, it should be recalled that, for a long time, new concessions have been granted per HPP, and not per a set of HPPs or river courses.

23. It should also be noted that there should be a transitional period in which the quota system, which establishes guaranteed annual revenues – Annual Generation Revenue (RAG) per plant, and the system of independent producers with the energy sold according to the Electric Utility disposal shall coexist.

24. Thus, the opportunity should be taken to separate in specific Concession Agreements all the hydro power plants affected by Law No. 14,182/2021, by adapting the draft concession agreement submitted for the Public Consultation, such as, for example, in the respective subject matter, among other provisions.

Eletrobras then suggested the following modification to the concession agreement:

WORDING – DRAFT CONCESSION AGREEMENT	PROPOSED AMENDMENT

SECTION ONE – SUBJECT MATTER (…)

To regulate the exploitation by the Electric Utility of the hydraulic power potentials through the Hydro Power Plants listed in Annex 1, hereinafter referred to as Hydro Power Plants, as well as the respective Transmission Facilities of Interest Restricted to Hydro Power Plants listed in Annex 2, whose concessions were granted through the privatization of CENTRAIS ELÉTRICAS BRASILEIRAS – Eletrobras, as provided by Law No. 14,182 of July 12, 2021.

SECTION ONE – SUBJECT MATTER (…)

To regulate the exploitation by the Electric Utility of the hydraulic power potential through Hydro Power Plant <NOME OF THE PLANT>, hereinafter referred to as Hydro Power Plant, as well as the respective Transmission Facilities of Interest Restricted to the Hydro Power Plants listed in Annex 2, whose concession was granted through the privatization of CENTRAIS ELÉTRICAS BRASILEIRAS – Eletrobras, as provided by Law No. 14,182 of July 12, 2021.

Subsection One – The exploitation of the electricity generation, granted to the Electric Utility, is the object of specific concessions for each of the Hydro Power Plants listed in Annex 1 of this Agreement, for all contractual and legal purposes, including for any declaration of forfeiture, intervention, taking over, transfer, or cancellation of the concessions.	Exclusion. Given the individualization of the agreements by development, Subsection One and the others shall be adjusted accordingly.

Eletrobras’ opinion statement aims to the segregation of the projects, upon execution of a concession agreement by the HPP, which is aligned with the most recent sectoral practice, with several advantages for the Granting Authority and the electric utility. The inspecting authority, extension of concessions, imposition of penalties, in short, the individualization of each concession is facilitated.

SSubsection two, in its turn, regulates only the transmission facilities of restricted interest of the corresponding HPPs, which does not arise any controversy and was not object of contribution.

Subsection three, soon after, addresses the waiver of preexisting rights. This is an extremely important topic, which was the subject of a detailed and specific opinion statement of Eletrobras. As such subject very nearby to the theme about indemnifications, which is the central subject of Opinion No. 02, this topic will be detailed later. At this point, it is enough to point out that Eletrobras contributed to preserving the pre-existing rights, especially those arising from the indemnifications for non-amortized or depreciated assets and those related to term extensions by the Generation Scaling Factor (GSF). In other words, a generic waiver clause shall not be included in the concession agreement.

[Section Two]

Section Two, which contains only one subsection, was worded as follows:

SECTION TWO - EFFECTIVE PERIOD OF THE CONCESSION

The concession referred to in this Agreement is hereby granted for a period of thirty (30) years, counted as of the date of its execution.

Sole subsection - This Agreement does not provide with expected extension.

The period of thirty years, indicated in the main section, was expressly established by Law No. 14,182/2021, so the provision does not bring any controversy. However, the sole subsection suggests the impossibility of agreement extension.

Although, as a matter of fact, according to the current legislation, there is no provision for the extension of the generation concession agreement that may be adapted to the approached concessions herein; it is possible that, in the future, the Brazilian legislative authority shall establish an alternative for different types of extension. In this context, the suggested provision does not seem to be adequate, which led Eletrobras to make the following contribution:

X – EXTENSION OF THE CONCESSION AGREEMENT

118. The draft concession agreement submitted to public consultation points out that the “Agreement does not have a provision of extension,” according to Sole Subsection of Section Two.

119. The point is that Law No. 14,182/2021 does not prohibit the extension of the new concession agreements, a reason why the restriction suggested by ANEEL shall be suppressed. In fact, given the extension of the term of the concessions resulting from the provisions in Law No. 13,203/2015 as amended, including the regulation of ANEEL, and having the possibility, even though in theory, of compensation for other indemnifications through the extension of the term of the concession, the adjustment to the wording of the contract clause is imposed, as follows:

SECTION TWO – EFFECTIVE PERIOD OF THE CONCESSION

The concession referred to in this Agreement is hereby granted for a period of thirty (30) years, counted as of the date of its execution.

Sole subsection – This Agreement does not provide with expected extension.

SECTION TWO – EFFECTIVE PERIOD OF THE CONCESSION

The concession referred to in this Agreement is hereby granted for a period of thirty (30) years, counted as of the date of its execution, pursuant to the provisions in SECTION ONE, Subsection Three.

Sole Subsection – This Agreement may be extended as provided by law.

The recommendation of Eletrobras is justified by the recurring sector practical of include, at several moments, the possibility of extension of generation concessions (see Laws No. 9,074/1995, 12,783/2013, 13,360/2016, among others). Thus, the solution of remitting the possibility to extend the laws and regulations on the topic seems proper. In the case of legal permissive, the extension shall be possible, and if there is no such provision, there shall have no extension of the concession.

[Section Three]

The third clause of the agreement, in its main section and its eight subsections, addresses, essentially, the obligations and the charges of the electric utility.

The main section and the first subsection itself do not address disputed topics, but only the adoption of the independent production regime:

SECTION THREE – PERFORMANCE

In exploiting Hydro Power Plants, the Electric Utility is free to conduct its business, including the necessary measures for making investments, hiring personnel, buying material and technology, subject to the provisions of this Agreement, specific legislation, regulations, and the instructions and determinations of the Granting Authority and ANEEL.

Subsection One – Pursuant to art. 4, item III, of Law No. 14,182 of July 12, 2021, the exploitation regime of the Plants in Annex 1 is the Independent Electric Energy Production with energy availability for the new Electric Utility as per the following items.

Items I and II of subsection one, provided for in sequence, apply only to the HPPs operating under the quota system, once are related to the process of termination of the quota system (descotização) and the form of trading of the corresponding electrical energy:

<ONLY FOR THE PLANTS REFERRED TO IN ITEMS I, II, AND III OF ART. 2 OF LAW NO. 14,182 OF 2021, WHICH SHALL BE SUITABLE FOR CONTEMPLATING THE DETAIL TO BE ESTABLISHED>

I – the termination of the electricity contracted pursuant to the provisions of art. 1 of Law No. 12,783 of January 11, 2013, to comply with the provisions of item III of the main section of art. 4º of Law No. 14,182 of July 12, 2021, shall be gradual and uniform, within <number of years established by CNPE> years, after <initial year established by CNPE>, pursuant to Resolution <Resolution to be issued by CNPE> of the National Council for Energy Policy – CNPE, with the provisions of the <Amendment No.> Amendment to the Concession Agreement< CONCESSION AGREEMENT No.> for the respective portion of the plant.

II – The Electric Utility shall sell or use the energy produced by the Hydro Power Plants, up to the limit of the respective Hydro Power Plants Guaranteed Power Output, under the conditions established in this Agreement, at prices freely negotiated between the Electric Utility and the buyers, pursuant to art. 12 of Law No. 9,074 of 1995, and Law No. 10,848 of March 15, 2004, in their regulations and specific legal rules.

Eletrobras suggested, in its contribution, the inclusion of items III to V in subsection one, as follows:

SECTION THREE – PERFORMANCE (…)

Subsection One (…)

III - During the period of agreements terminated of the referred to item I, the portion of guaranteed power output allocated to the quota system shall be granted the treatment provided for in <Amendment No.> to the Concession Agreement No. <Concession Agreement No.>, while the portion intended for independent production regime shall follow the rules related to this regime.

IV - During the period agreements terminated referred to in item I, the Electric Utility shall be entitled to revenues linked to investments in expansions and improvements held during the effectiveness of the Concession Agreement <Concession Agreement No.>, which shall be completely paid until the deadline of transition established by CNPE.

V – The performance of the obligations of the Hydro Power Plant shall satisfy the proportional criterion of business regarding the quota system and the independent production regime.

As noted, the amendments suggested intended to address in more detail the period of co-existence between the previous system (quotas) and the later regime (independent production).

Subsections two to five were conceived by ANEEL as follows:

SECTION THREE – PERFORMANCE (…)

Subsection Two – Hydro Power Plants shall be operated in accordance with safety criteria and according to specific technical standards, in accordance with current legislation, subject to the reservoir operation conditions defined by the National Water Agency – ANA alongside the National Electric System Operator – ONS, and instructions they order, according to the operation modality, and observing the Grid Procedures approved by ANEEL.

Subsection Three – Hydro Power Plants shall be operated in the integrated type, subject to National Electric System Operator – ONS orders instructions under the conditions provided for in the current regulations, and following the rules for access to the National Interconnected System – SIN approved by ANEEL.

Subsection Four – Hydro Power Plants shall participate in the Energy Reallocation Mechanism (MRE), with the Electricity Trading Chamber – CCEE, under the conditions provided for in the current regulation.

Subsection Five – Adherence to this Agreement implies assuming hydrological risk management, renegotiation being prohibited under Law No. 13,203 of December 8, 2015.

The topics above were not subject to the contribution by Eletrobras. However, in relation to subsection six, the requesting party understood its amendment adjusted to the cases of maintenance the guaranteed power output of the HPPs, reason why sent the following contribution:

Subsection Six – Hydro Power Plants guaranteed power outputs were defined by Ordinance of the Ministry of Mines and Energy – MME No. <Technical and Budget Analysis System (approval of guaranteed power output of the projects>, < issuance date of the act>.

I. Hydro Power Plants guaranteed power output values were set considering the defining elements of the hydraulic potential that characterize the projects, as shown in Annex 1; and

II. Hydro Power Plants guaranteed power output shall be revised and amended in accordance with current legislation.

Subsection Six – Hydro Power Plants guaranteed power outputs were defined by Ordinance of the Ministry of Mines and Energy – MME No. <Technical and Budget Analysis System (approval of guaranteed power output of the projects>, < issuance date of the act>. (...)

I. Hydro Power Plants guaranteed power outputs shall be revised and amended in accordance with current legislation, pursuant to the limits in Decree No. 2,655/1998.

The purpose persecuted by Eletrobras was the maintenance of the guaranteed power outputs of the HPPs, subject to any amendment to the limits of Decree No. 2,655/1998. This is a disputed topic, especially as it addresses a new concession agreement.

In subsection seven, the agreement regulates any expansions in the granted HPPs:

SECTION THREE – PERFORMANCE (…)

Subsection Seven – Hydro Power Plants expansions and modifications shall comply with the specific legal procedures and the regulations of the Granting Authority and ANEEL and shall be incorporated into the respective concession, provided they are authorized by ANEEL after assessment, being governed by the provisions of this Agreement and the relevant legal rules.

I. In order to carry out any expansion or modification of the Hydro Power Plants, the studies shall follow the applicable technical standards and be submitted to ANEEL for assessment and subsequent authorization, prior to construction.

II. After approval, if there is an amendment to any provision in this Agreement, the Electric Utility shall sign an Amendment, aiming to consolidate the expansions and modifications that may have occurred.

III. If the Hydro Power Plants expansions imply changes in the conditions established in the respective concession for the right to use water resources, the Electric Utility shall, prior to the expansion, obtain the corresponding amendments to the concession for the right to use water resources from the agency responsible, as well as obtain the relevant licenses from the licensing environmental agency.

Although Eletrobras did not forward a contribution in relation to such subsections, it made regarding Section Four, subsection five, which also addresses the expansions (which topic shall be revisited later).

Finally, in subsection eight, the draft agreement establishes specific treatment to the Sobradinho and Itumbiara HPPs:

SECTION THREE – PERFORMANCE (…)

<ONLY FOR THE SOBRADINHO HPP, SUBJECT TO ITEM II DO ART. 2 OF LAW NO. 14,182 of 2021>

Subsection Eight – the obligations set forth in art. 22 of Law No. 11,943 of May 2009, 006/2004-ANEEL are hereby preserved, subject to the conditions and validity of the current power sales agreements referred therein, as regulated by the Third Amendment to the Concession Agreement No. 006/2004-ANEEL – CHESF.

<ONLY FOR THE ITUMBIARA HPP, SUBJECT TO ITEM III OF ART. 2 OF LAW No. 14,182 of 2021>

Subsection Eight – the obligations set forth in art. 10 of Law No. 13,182 of May 2015, 004/2004-ANEEL are hereby preserved, subject to the conditions and validity of the current power sales agreements referred therein, as regulated by <Amendment No. > Amendment to Concession Agreement No. 004/2004-ANEEL – FURNAS.

The topic shall be addressed in a specific chapter of this opinion. On that issue, Eletrobras sent a contribution that shall be detailed in the due course.

[Section Four]

Section four addresses the obligations and charges of the utility company and regulates varied topics on its sixteen (16) subsections. In order to simplify the review, let it be known that there was no need to amend subsections 1, 2, 3, 6, 7, 8, 9, 10, 12, 13, 14, 15, and 16. However, amendments were made to subsections 4, 5, and 11, and there was the suggestion to include four (4) more subsections (17, 18, 19, and 20), as follows.

Regarding subsection four, which addresses the concession of water resources, Eletrobras presented the following amendment:

WORDING – DRAFT CONCESSION AGREEMENT	PROPOSED AMENDMENT

SECTION FOUR – ELECTRIC UTILITY OBLIGATIONS AND CHARGES

In order to enable the exploitation of the water resources referred to in Section One, the Electric Utility undertakes all responsibilities and charges related to the operation and maintenance of the Hydro Power Plants, observing the applicable technical standards and legal requirements. (...)

Subsection Four – The specific charges related to the operation and maintenance of Hydro Power Plants by the Electric Utility are:

I. Obtain the use permit of water resources from the authority in charge of the water resources management, under ANA-ANEEL Joint Resolution No. 1,305 from November 20, 2015;

SECTION FOUR – ELECTRIC UTILITY OBLIGATIONS AND CHARGES

In order to enable the exploitation of the water resources referred to in Section One, the Electric Utility undertakes all responsibilities and charges related to the operation and maintenance of the Hydro Power Plants, observing the applicable technical standards and legal requirements. (...)

Subsection Four – The specific charges related to the operation and maintenance of the Hydro Power Plants by the Electric Utility are:

I. Keep effective and current the use permit of water resources during the concession period, requiring from the authority in charge of it the extension or renewal of the current concession with at least one hundred and eighty (180) days advance before the due date;

II. In cases in which there is no current use permit of the water resources, the Electric Utility shall request to the authority in charge of the water resources management the issuance of such concession, in up to one hundred and eighty (180) days after execution of the Concession Agreement.

[or, on a subsidiary basis]

Subsection Four – The specific charges related to the operation and maintenance of the Hydro Power Plants by the Electric Utility are:

I. To request from the agency responsible for the management of water resources the extension, renewal, or issuance of a new use permit related to water resources, as the case may be, within one hundred and eighty (180) days after the execution of the Concession Agreement, as provided for in Joint Resolution ANA-ANEEL No. 1,305 of November 20, 2015;

As it is possible to observe, the amendment aimed at the maintenance of current concessions. In order to safeguard the Granting Authority’s interests, it was suggested above that the new electric utility be responsible for acquiring an extension of the current water resources concession before the expiration of the term of the corresponding administrative act. The intention is to avoid modification, at this time, of current concessions and their corresponding guaranteed power outputs. However, as mentioned before, as they are new concession agreements, there are also grounds for the procurement of new water resources concessions and recalculation of the guaranteed power output, and in case these facts are confirmed, they should be considered in the added value calculation.

Another topic addressed in Eletrobras’ amendment was the one approached in subsection five, which concerns the expansion in an extremely generic way, subject to multiple interpretations:

SECTION FOUR – ELECTRIC UTILITY OBLIGATIONS AND CHARGES [...]

Subsection Five – It is the Electric Utility’s obligation to completely implement the expansions, revamping, or improvements of any kind, provided for or already in performance on the date of execution of this agreement.

Treating “expansions (…) provided for” as obligations of the Electric Utility may cause several discussions by its terminological inaccuracy. It is not possible to know if an expansion being studied would be an “expansion provided for,” or if only the expansions “already granted” would receive similar treatment. For this reason, the amendment below was made:

WORDING – DRAFT CONCESSION AGREEMENT	PROPOSED AMENDMENT

SECTION FOUR – ELECTRIC UTILITY OBLIGATIONS AND CHARGES (...)

Subsection Five – It is the Electric Utility’s obligation to completely implement expansions, revamping, or improvements of any kind, expected or under execution as of date of execution of this agreement.

SECTION FOUR – ELECTRIC UTILITY OBLIGATIONS AND CHARGES (...)

Subsection Five – exclude.

[or, on a subsidiary basis]

Subsection Five – It is the Electric Utility’s obligation to completely implement expansions, revamping, or improvements of any kind already granted in a specific instrument by MME or ANEEL on the date of execution of this Concession Agreement or resulting from inspection processes by ANEEL.

As a basis for the amendment above Eletrobras highlighted:

155.       According to item III, Subsection Four, SECTION FOUR, Independent Power Producers are already obligated to permanently maintain their equipment and facilities in perfect conditions, so it is not necessary to include in the agreement obligations such as making revamping or improvements as these obligations are inherent in the management of their assets in order to maintain them in perfect conditions. Moreover, expansions are addressed in Subsection Seven, Section Three.

156.       Nevertheless, in case ANEEL disagrees with this assessment, we suggest that unrealized expansions, revamping, or improvements be restricted to those already agreed upon on inspection processes, as suggested in Technical Note No. 255/2021- SCG/SRG/SRM/SFG/SFF/ANEEL of May 7, 2021.

For this reason, Eletrobras suggested that subsection five be excluded or replaced by different wording in order to rule out the inaccuracy indicated above.

The next topic in Section Four to be mentioned is the one in subsection eleven, which addresses the obligations to the São Francisco River Integration Project including the Watersheds on the Northern part of the Northeast region (PISF) imposed upon CHESF.

Eletrobras’ amendments had a double approach: a) demonstrate the impossibility of the abovementioned obligations beginning with the publication of Law No. 14,182/2021 (the reason why Eletrobras suggested such obligations begin after the execution of the new concession agreements); and b) the need for the difference between the market value of the power disposed of to the PISF and the amount hereby disbursed (BRL80.00/MWh) to be considered in the calculation of the amount of concession bonus (to be paid to the Federal Government).

Here is the proposed amendment to the text:

WORDING – DRAFT CONCESSION AGREEMENT	PROPOSED AMENDMENT

SECTION FOUR – ELECTRIC UTILITY OBLIGATIONS AND CHARGES (...)

Subsection Eleven – Pursuant to art. 6º of Law No. 14,182 of July 12, 2021, to comply with the measure referred to in subitem “a” of item V of the main section of art. 3º of Law No. 14,182 of July 12, 2021, the Electric Utility shall contribute with three hundred and fifty million Reais (BRL350,000,000.00) annually, for a period of ten (10) years, adjusted by the Extended National Consumer Price Index (IPCA), released by the Brazilian Institute of Geography and Statistics – IBGE, or by another index that replaces it, as of the month this Agreement is executed. (...)

VI. In addition to the contribution specified in the main section, the electricity generation Electric Utilities located in the basins of the São Francisco River, whose concession agreements are affected by Law No. 14,182 of July 12, 2021, shall make electricity available in an annual amount of eighty-five average megawatts (85 avgMW), for a period of twenty (20) years, as of the date of enactment of Law No. 14,182 of July 12, 2021, for the price of eighty Reais per megawatt-hour (BRL80.00/MWh), to be adjusted by the IPCA, or by another index that replaces it, through a specific agreement executed directly with the PISF Federal Operator.

VII. The annual amount provided for in item VI of this Subsection may be modulated over the months of each year, in order to optimize the use of water by the state operators of the receiving basins supplied by the PISF.

SECTION FOUR – ELECTRIC UTILITY OBLIGATIONS AND CHARGES (...)

Subsection Eleven – Pursuant to art. 6 of Law No. 14,182 of July 12, 2021, to comply with the measure referred to in subitem “a” of item V of the main section of art. 3 of Law No. 14,182 of July 12, 2021, the Electric Utility shall contribute with three hundred and fifty million Reais (BRL350,000,000.00) annually, for a period of ten (10) years, adjusted by the Extended National Consumer Price Index (IPCA), released by the Brazilian Institute of Geography and Statistics – IBGE, or by another index that replaces it, as of the month this Agreement is executed. (…)

VI. In addition to the contribution specified in the main section, the electricity generation Electric Utilities located in the basins of the São Francisco River, whose concession agreements are affected by Law No. 14,182 of July 12, 2021, shall make electricity available in an annual amount of eighty-five average megawatts (85 avgMW), for a period of twenty (20) years, as of the month that the new concession agreements are executed, for the price of eighty Reais per megawatt-hour (BRL80.00/MWh), to be adjusted by the IPCA, or by another index that replaces it, through a specific agreement executed with the PISF Federal Operator. The electric utility shall draft the corresponding purchase agreement on the time agreed upon with the PISF Federal Operator, which shall submit all information required for drafting of the agreement, including the modulation intended;

VII. The annual amount provided for in item VI of this Subsection may be modulated over the months of each year, in order to optimize the use of water operation by the state operators of the receiving basins supplied by the PISF. The submission of the modulation curve, in writing, by the PISF Federal Operator to the electric utility is a condition precedent clause for the obligation to provide electricity to the PISF to become effective, maintained, in any case, the twenty (20)-year period for the provision of electricity.

VIII. Neutrality is ensured to the Electric Utility when it comes to compliance with the provisions in item VI of this Subsection.

IX. To comply with item VIII of this Subsection, the reimbursement by the amount provided for in art. 4, II, ‘d’ of Law No. 14,182/2021, shall be: a) until the process of termination of the quota system (descotização) begins, the difference between the electricity acquired and the amount paid by the PISF (BRL80.00/MWh); and b) after the process of termination of the quota system (descotização) begins, the difference between the value of the electricity defined by CNPE to measure the Economic Benefit Added and the amount paid by the PISF (BRL80.00/MWh).

The topic of the start of the obligations to the PISF was apparently overcome as CNPE, at the moment of calculation of the added value, has informed that it considered the initial term of the obligations in January 2023.

Nevertheless, the calculation chart of the added value could not be accessed so far, which precludes the verification of the value effectively taken into account by CNPE with respect to the obligations of CHESF towards the PISF.

In addition to the amendments to the foregoing subsections, Eletrobras suggested the inclusion of four (4) subsections.

First, for the topic of the sluice gates, Eletrobras highlighted the already solid understanding of the sector regarding the clear lack of responsibility of the generation utilities as to the costs of implementation, operation, and maintenance of the sluice gates in existing HPPs. In order to prevent further discussions, Eletrobras suggested the inclusion of subsections seventeen and eighteen:

WORDING – DRAFT CONCESSION AGREEMENT	PROPOSED AMENDMENT
SECTION FOUR – ELECTRIC UTILITY OBLIGATIONS AND CHARGES (...) Subsection Seventeen – (None)

SECTION FOUR – ELECTRIC UTILITY OBLIGATIONS AND CHARGES (...)

Subsection Seventeen – The Electric Utility is not responsible for the implementation, permitting, operation, and maintenance of sluice gates, pursuant to, in this respect, Law No. 13,081/2015, as well as the obligations provided for in art. 7 of Law No. 14,182/2021.

Subsection Eighteen – (None)

Subsection Eighteen – In the hydroelectric dams integrated by sluice gates, the infrastructure shall be delimited, as well as the rights and obligations of each concessionaire regarding the safety of the dam, by an operating agreement and specific regulation.

Next, Eletrobras released a recommendation in CP No. 48/2021 to clarify that the obligations related to arts. 6, 7, and 8 of Law No. 14,182/2021 imposed upon the electric utilities CHESF, Eletronorte, and Furnas, end with fund contribution, as the implementation of the projects is not their duty. Thus, the inclusion of the following provision was recommended:

WORDING – DRAFT CONCESSION AGREEMENT	PROPOSED AMENDMENT
SECTION FOUR – ELECTRIC UTILITY OBLIGATIONS AND CHARGES (...) Subsection Nineteen – (None)

SECTION FOUR – ELECTRIC UTILITY OBLIGATIONS AND CHARGES (...)

Subsection Nineteen – The Electric Utility is not responsible, directly or indirectly, for the implementation and development of the projects referred to in arts. 6, 7, and 8 of Law No. 14,182/2021, and is solely responsible for the funding contributions provided for in the referred law.

Finally, Eletrobras suggested the inclusion of subsection twenty:

WORDING – DRAFT CONCESSION AGREEMENT	PROPOSED AMENDMENT
SECTION FOUR – ELECTRIC UTILITY OBLIGATIONS AND CHARGES (...) Subsection Twenty – (none)

SECTION FOUR – ELECTRIC UTILITY OBLIGATIONS AND CHARGES (...)

In order to enable the exploitation of the water resources referred to in Section One, the Electric Utility undertakes all responsibilities and charges related to the operation and maintenance of the Hydro Power Plants, observing the applicable technical standards and legal requirements.

Subsection Twenty – The Electric Utility shall maintain, for six (6) years of the privatization, the payment of associative contributions to the Electric Energy Research Center – CEPEL.

Thus, only the period of maintenance of the obligations to CEPEL was addressed.

[Section Five]

Section Five, with its six (6) subsections, governs the rights and prerogatives of the electricity company. Notwithstanding, Eletrobras not identifying the need to amend the foregoing provisions contributed to the sense of adding subsection seven, as follows:

WORDING – DRAFT CONCESSION AGREEMENT	PROPOSED AMENDMENT
SECTION FIVE – RIGHTS AND PREROGATIVES OF THE UTILITY COMPANY (…) Subsection Seven – (None)

SECTION FIVE – RIGHTS AND PREROGATIVES OF THE UTILITY COMPANY (…)

Subsection Seven – The Generation Utility, as of the beginning of the cancellation of the electricity contract referred to in Section Three, Subsection One, shall be entitled to compensation for the corresponding ancillary services related to the part of the generation from the plant intended for independent generation.

Note that the adoption of the independent generation system to replace the quota system results in the need for ancillary services. The justification presented in the contribution is quite clarifying:

XIII – ADJUSTMENTS TO THE INDEPENDENT GENERATION SYSTEM

13.1. Ancillary services

136. As already commented, MME considers defining new guaranteed power output parameters for the hydro power plants affected by privatization. With that, there would be the maintenance of the installed capacity of the HPPs of the Eletrobras group and the potential decrease in guaranteed power output.

137. In case the scenario described above occurs, the operating reserve of such hydro power plants, used by the ONS to control frequency in the National Interconnected System (SIN), including within the scope of the Automatic Generation Control (CAG), shall increase.

138. Pursuant to art. 12 of ANEEL Normative Resolution No. 514/2012 (“REN ANEEL No. 514/2012”), the power plants contracted by the quota system do not receive additional compensation for the provision of ancillary services. After the beginning of the process of termination of the quota system (descotização), however, it is necessary to provide for the compensation for such services, proportionally to the cancellation in progress, in the Concession Agreement. After complete cancellation of the quotas, there shall be full compensation to the utility company, under the independent generation system, for ancillary services that may be provided.

As noted, the plants operating under the quota system are not compensated for the provision of ancillary services, but the HPPs under the independent generation system are. Thus, Eletrobras shall receive similar compensation.

[Section Six]

Section Six addresses inspection and has seven (7) subsections. Eletrobras did not identify the need to amend the provisions indicated in such concession agreement, which are similar to the ones in other concession agreements recently entered into by the Agency.

[Section Seven]

Section Seven governs the penalties contractually and has three (3) subsections. Eletrobras made a modest contribution, aligned with REN No. 846/2019:

WORDING – DRAFT CONCESSION AGREEMENT	PROPOSED AMENDMENT

SECTION SEVEN – PENALTIES

The Electric Utility shall be subject to the penalties, pursuant to the prevailing laws and regulations, especially those established in ANEEL Resolutions, without prejudice to the provisions in items III and IV of art. 17 of ANNEX I of Decree No. 2,335 of October 6, 1997, as a result of failure to comply with the legal, regulatory or contract provisions related to the exploitation of the Hydro Power Plants.

Subsection One – Among other sanctions, the Electric Utility shall be subject to a fine, imposed by ANEEL, in the maximum amount of two percent (2%) per infraction of the annual revenue of the Electric Utility or the estimated amount of energy generated, corresponding to the last twelve months before the drawing-up of the notice of infraction or estimated for this period of twelve months.

SECTION SEVEN – PENALTIES

The Electric Utility shall be subject to the penalties, pursuant to the prevailing laws and regulations, especially those established in ANEEL Resolutions, without prejudice to the provisions in items III and IV of art. 17 of ANNEX I of Decree No. 2,335 of October 6, 1997, as a result of failure to comply with the legal, regulatory or contract provisions, related to the exploitation of the Hydro Power Plants.

Subsection One – Among other sanctions, the Electric Utility shall be subject to a fine, imposed by ANEEL, in the maximum amount of two percent (2%) per infraction of the amount of the net Operating Revenue Net (NOR) of the Electric Utility or the estimated amount of energy generated, corresponding to the last twelve months before the drawing-up of the notice of infraction or estimated for this period of twelve months, and the corresponding base for calculation is only for the development in which the infraction was identified.

<NOTE: In case of agreements of plants operating under the quota system>

Subsection Four – In case the infraction is committed during the period of cancellation, the maximum percentage indicated in Subsection One shall apply to the amount of the Annual Generation Revenue (“RAG”) of the utility company, meeting calculation criteria.

Subsection Five – In case the infraction is committed during the period of cancellation, the maximum percentage indicated in Subsection One shall apply to the amount of the estimated amount of energy generated, meeting calculation criteria.

Note that the indication of the NOR of the development is aligned with REN No. 846/2019 and the principle of proportionality. After all, the revenue of developments other than the penalized shall not be taken into account for the purpose proposed by the Agency. In addition, two subsections specific to the system transition period, i.e., in which the quota and independent generation systems co-exist, were suggested.

[Sections Eight and Nine]

Section eight addresses intervention in the concession, while section nine provides for the cancellation of the concession and the reversal of assets. We explain in advance that the topic of intervention was not subject to Eletrobras’ opinion nor does require a detailed examination, as it was contractually addressed similarly to as provided for in Law No. 8,987/1995.

However, with respect to section nine, it is an extremely relevant topic, as it provides for (especially in subsection two) how shall be deemed, for purposes of indemnification, the assets used in such concession:

SECTION NINE – CANCELLATION OF THE CONCESSION AND ASSIGNMENT OF RELATED ASSETS AND FACILITIES

Subsection One – The assets of the concession hereby granted are all those exclusively and permanently used in the activity of electricity generation and shall be stated on an accounting basis and controlled as provided for in the equity accounting and control manuals, and the other equity accounting and control instructions and guidelines issued by ANEEL.

Subsection Two – In the advent of the final term of this Agreement, all assignable assets and facilities related to the Hydro Power Plants shall become an integral part of the Federal Government assets.

I. All existing assignable assets related to the Hydro Power Plants at the time of the Bid of which this Agreement is a result shall be deemed fully amortized for purposes of the equity control of the Electric Utility, and no indemnification is due as of their assignment to Federal Government assets.

II. The assignable assets related to the concession of the Hydro Power Plants not covered by item I of Subsection Two of Section Nine may be indemnified when it comes to investments not amortized yet, as long as they have been approved, when applicable, by the Granting Authority and made in order to ensure continuity and presentness of the service provided.

III. The indemnification payable to the Electric Utility shall have its amount calculated pursuant to the current rules; and

IV. In order to enable full, continuous electricity generation, the assets and the facilities related to the Hydro Power Plants to be reversed due to the cancellation of the concession shall be in proper operating conditions, according to the basic characteristics and technical requirements.

This topic will be addressed in further detail in Opinion 2, which is focused exactly on indemnification. Regarding this topic, we reproduce:

WORDING – DRAFT CONCESSION AGREEMENT	PROPOSED AMENDMENT

SECTION NINE – CANCELLATION OF THE CONCESSION AND ASSIGNMENT OF THE RELATED ASSETS AND FACILITIES (…)

Subsection Two – In the advent of the final term of this Agreement, all assignable assets and facilities related to the Hydro Power Plants shall become an integral part of the Federal Government assets.

I. All existing assignable assets related to the Hydro Power Plants at the time of the Bid of which this Agreement is a result shall be deemed fully amortized for purposes of equity control by the Electric Utility, and no indemnification is due as of their reversal to the Federal Government.

II. The assignable assets related to the concession of the Hydro Power Plants not covered by item I of Subsection Two of Section Nine may be indemnified when it comes to investments not amortized yet, as long as they have been approved, when applicable, by the Granting Authority and reversed in order to ensure continuity and presentness of the service provided.

SECTION NINE – CANCELLATION OF THE CONCESSION AND ASSIGNMENT OF THE RELATED ASSETS AND FACILITIES (…)

Subsection Two – In the advent of the final term of this Agreement, all assignable assets and facilities related to the Hydro Power Plants shall become an integral part of the Federal Government assets.

I. The assignable assets related to the concession of the Hydro Power Plants reversed during the concession period shall be indemnified when it comes to investments not amortized yet, as long as they have been approved, when applicable, by the Granting Authority and reversed in order to ensure continuity and presentness of the service provided.

III. The indemnification payable to the Electric Utility shall have its amount calculated pursuant to the current rules; and

IV. In order to enable full, continuous electricity generation, the assets and the facilities related to the Hydro Power Plants to be reversed due to the cancellation of the concession shall be in proper operating conditions, according to the basic characteristics and technical requirements.

II. The indemnification payable to the Electric Utility shall have its amount calculated pursuant to the current rules.

III. In order to enable full, continuous electricity generation, the assets and the facilities related to the Hydro Power Plants to be reversed due to the cancellation of the concession shall be in proper operating conditions, according to the basic characteristics and technical requirements.

[On a subsidiary basis, in case of failure to previously pay the indemnification provided for in the agreement in effect]:

I – The assignable assets related to the concession of the Hydro Power Plants reversed during the concession period shall be indemnified when it comes to investments not amortized yet, as long as they have been approved, when applicable, by the Granting Authority and made in order to ensure continuity and presentness of the service provided.

II – All investment in existing assignable assets not amortized or depreciated yet and related to the Hydro Power Plants on the date of execution of this Agreement shall be calculated and indemnified to the Electric Utility by the Granting Authority within 5 years.

III – The indemnification payable to the Electric Utility shall have its amount calculated pursuant to the current rules.

IV. In order to enable full, continuous electricity generation, the assets and the facilities related to the Hydro Power Plants to be reversed due to the cancellation of the concession shall be in proper operating conditions, according to the basic characteristics and technical requirements.

Thus, Eletrobras’ wording suggestion sought to clarify that the assets reversed during the concession shall be indemnified if not amortized yet, a wording that is aligned with the sector laws and regulations.

[Sections Ten to Thirteen]

Section Ten provides for the controller’s commitment; Section Eleven refers to the settlement of divergences and the contract jurisdiction; Section Twelve, in its turn, encompasses the final provisions; finally, Section Thirteen governs the publication and registration of the agreement.

Thus presented the main characteristics of the draft concession agreement subject to CP No. 48/2021, as well as the main content of the corresponding amendment by Eletrobras, we will now examine the other topics indicated in item 3.1.1, “a”, of the terms of reference.

3.3 – The system of the Tucuruí and Mascarenhas de Moraes HPPs

The electricity generation utilities of the Eletrobras group were strongly affected by the advent of Law No. 12,783/2013, which provided for the possibility to extend generation concessions through the quota system. In summary, the intention was to pay a lower price for the electricity generated in HPPs already amortized, which required the creation of a specific system (“quota system”).

The privatization of Eletrobras, as provided by Law No. 14,182/2021, had the cancellation of such quota system as one of its main pillars. Therefore, the revenue to be obtained by the electric utilities of the Eletrobras Group that are currently under the quota system will probably be considerably high during the new concession period.

Nevertheless, not all HPPs of the Eletrobras group are currently under the quota system. The Tucuruí HPP, for example, was granted to Eletronorte by Decree No. 74,279 of July 11, 1974, by the public service system, for fifty (50) years:

Article 1 Centrais Elétricas do Norte do Brasil S.A. – ELETRONORTE is granted the permit for progressive use of the hydraulic power of the Tocantins River, in its entirety, from the headwaters of its forming rivers, in the state of Goiás, to its mouth, in the estuary of the Amazon River, in the State of Pará.

Paragraph 1. The electricity generated is intended for the electricity public service, for the area of expertise of the utility company, or the supply of other electric utilities, when authorized. (...)

Article 3. The utility company shall prioritize the hydro power plants located in the Tucuruí region, in the State of Pará, and the São Félix region, in the State of Goiás. (...)

Article 4 This concession shall be effective for fifty (50) years.

That is exactly why the Concession Agreement for the Tucuruí HPP (No. 07/2004) was executed as a “CONCESSION AGREEMENT FOR ELECTRICITY GENERATION INTENDED FOR PUBLIC SERVICE” and establishes the following final term for the concession:

SECTION TWO – CONCESSION AND AGREEMENT TERMS

The electricity generation concession governed by this Agreement has its final term as established in the corresponding concession act, reproduced below:

Hydro Power Plant	Location of the Powerhouse/State	Concession		End of the Concession
		Act	Date
Tucuruí HPP	Tucuruí / PA	Decree No. 74,279	-	11-Jul-2024

Note that the Tucuruí HPP is still in its initial exploitation period, i.e., it was not extended based on Law No. 9,074/1995 (simple extension), nor Law No. 12,783/2013 (through the quota system), or any other legal ground. Therefore, the privatization of Eletrobras does not impose the “process of termination of the quota system (descotização)” of the Tucuruí HPP, but only the transformation from its exploitation for public service system to independent production.

The Mascarenhas de Moraes HPP was similarly granted to Furnas through Decree No. 73,056 of October 31, 1973, also under the public service system, as follows:

Article 1. Furnas – Centrais Elétricas S. A. is hereby granted the concession for progressive use of the hydraulic power of a stretch of the Grande River, located 24 km away from the upstream of the mouth of the Canoas River, close to the location referred to as Ponte dos Peixotos, where the Marechal Mascarenhas de Morais Plant (formerly Peixoto) is installed, between the city of Ibiraci and the district of Desemboque, pertaining to the city of Sacramento, in the State of Minas Gerais, whose owner is Companhia Paulista de Força e Luz, as a result of Decree No. 28,166 of June 1, 1950, complemented by Decree No. 31,132 of July 11, 1952, amended by Decree No. 1,187-A of June 18, 1962.

Sole paragraph. The electricity generated is intended for the electricity public service under the responsibility of the utility company, for the supply of other electric utilities, when authorized. (…)

Article 3. This concession shall be effective for thirty (30) years; after such period, the assets and facilities that exist at that moment due to the services provided shall be reverted to the Federal Government.

However, unlike the Tucuruí HPP, the concession of the Mascarenhas de Moraes HPP had the original effectiveness of thirty (30) years, i.e., ending on October 31, 2003. Nevertheless, such concession was extended for twenty (20) years as of January 1, 2003, pursuant to Law No. 9,074/1995 and Decree No. 1,717/1995, as it can be verified in art. 2, item III of MME Ordinance No. 226/2004:

THE MINISTER OF STATE FOR MINES AND ENERGY, by using the powers vested in her by art. 3 of Decree No. 1,717 of November 24, 1995, pursuant to art. 19 of Law No. 9,074 of July 7, 1995, and considering Proceeding No. 48500.000500/01-19, resolves to: (…)

Article 2. Extend, for twenty years, the concessions for the exploitation of the hydro power plants specified below, whose owner is Furnas Centrais Elétricas S.A. (…)

III – The Mascarenhas de Moraes HPP, in the Municipalities of Delfinópolis and Ibiraci, State of Minas Gerais, as of November 1, 2003.

Based on the abovementioned extension, Concession Agreement No. 004/2004 was executed, whose Section Two presents a summary chart with the following information about the Mascarenhas de Moraes HPP:

Hydro Power Plant and Thermal Power Plant	City of Location / State	Acts		Final Term of the Concession
Mascarenhas de Morais HPP	Delfinópolis and Ibiraci/MG	Decree No. 73,056 of 31-Oct-1973	MME Ordinance No. 226 of 30-Sep-04	31-Oct-2023

Thus, the HPP is currently granted until October 31, 2023.

Additionally, such Concession Agreement establishes the exploitation under the public service system:

SECTION THREE – OPERATION OF THE HYDRO POWER PLANTS, THERMAL POWER PLANTS, AND ELECTRICITY TRADING (…)

Subsection One – The electricity generated in the Hydro Power Plants and Thermal Power Plants shall be intended for the electricity public service and the electricity shall be traded under this Agreement and the specific laws and regulations.

Thus, it can be noticed that the Tucuruí and Mascarenhas de Moraes HPPs are currently granted under the public service system, and are not subject to the quota system or the transition rules related to the process of termination of the quota system (descotização) provided for in Law No. 14,182/2021.

3.4 – The special systems of the Sobradinho and Itumbiara HPPs

In addition to the Tucuruí and Mascarenhas de Moraes HPPs, the Reference Term, in item 3.1.1, “a”, expressly refers to the specific systems of the Sobradinho and Itumbiara HPPs. Thus, we will indicate the specific characteristics of these HPPs in the following lines:

First, it is worth noting that large industrial consuming groups, who historically obtained the contract of electricity at differential pricing (lower), sought, in the late 2000s, legal grounds for the extension of then-prevailing power purchase agreements.

For large consumers based in the Northeast region, who acquired great volumes of electricity from CHESF, the extension of this special agreement was approved by the legislator upon amendment to Law No. 11,943/2009.

This agreement was made starting with the Sobradinho HPP, as it can be observed in art. 22, ¶ 2, item II of Law No. 11,943/2009 (as amended by Law No. 13,182/2015), applicable to ninety percent (90%) of its guaranteed power output (deducted from the energy losses and the domestic consumption):

Art. 22. The electricity supply agreements entered into by and between electric utilities generating public service, including those under federal control with end consumers, prevailing on the date of enactment of this Law and that have met the provisions in art. 3 of Law No. 10,604 of December 17, 2002, shall be added as of July 1, 2015, as long as the conditions established in this article were satisfied, maintaining other contractual conditions.

Paragraph 1. The agreements addressed in the main section shall be terminated on February 8, 2037.

Paragraph 2. The power reserves to be contracted from July 1, 2015 to February 8, 2032, shall correspond to the amount of electricity equivalent to the sum of the following: installments:

I – all installment of the guaranteed power output linked to and in compliance with supply agreements reached by the main section, which was not directed to the allocation of quotas with physical and power guarantees, under ¶¶ 10, 11, and 12 of art. 1 of Law No. 12,783 of January 11, 2013; and

II – installment linked to ninety percent (90%) of the guaranteed power output of the Sobradinho Hydro Power Plant, in the gravity center of the sub-market of the plant, deducted energy losses and internal consumption.

Paragraph 3. Starting on February 9, 2032, the power reserves contracted shall be reduced evenly at the ratio of one-sixth every year, pursuant to the provisions in ¶ 1.

Paragraph 4. In periods established below, shall be subject to allocation of quotas with physical and power guarantees to electric utilities and public service licensees for electric power distribution of the National Interconnected System (SIN), pursuant to art. 1 of Law No. 12,783 of January 11, 2013, the amounts of electricity corresponding to:

I – uniform and an annual reduction in agreements established in ¶ 3 from February 9, 2032 to February 8, 2037; and

II – any termination or permanent reduction in amounts contracted during the effective period, from February 9, 2022 to February 8, 2037, pursuant to the provisions in ¶ 12. (...)

Therefore, such law provides that agreements executed with these large industrial consumers shall be reduced at the ratio of one-sixth per year, starting on February 9, 2032 and ending on February 8, 2037. With that, it may be said that the Sobradinho HPP has a special electricity trade system, provided by law, which shall be considered in the calculation of the added value by CNPE.

For the Itumbiara HPP, art. 10 of Law No. 13,182/2015 provides that the special system lies in 80% of the respective guaranteed power output (deducting energy losses and internal consumption). Additionally, such law also provides the disengagement, at the ratio of one-sixth per year, as of February 27, 2030, so there shall be an expiration of the purchase agreement under a special system on February 26, 2035.

It is also important to reproduce the content of art. 10, ¶ 5, of Law No. 13,182/2015, regarding the Itumbiara HPP:

Art. 10. (…) ¶ 5 Ordinary revisions of the guaranteed power output of the plant as provided for in ¶ 3 that entails a reduction in the guaranteed power output shall cause a proportional reduction of the amounts contracted.

The provision above refers to the contractual consequences of any ordinary revision of the guaranteed power output, event provided for in art. 21, ¶ 4, of Decree No. 2,655/1998. According to such provision, in case of reduction in guaranteed power output of the Itumbiara HPP, every sale agreement under a special system entered into industrial consumers would be reduced proportionally.

In summary, the Sobradinho HPP and the Itumbiara HPP have special systems for the sale of electricity, provided for in specific rules (Law No. 11,943/2009 and Law No. 13,182/2015), which established the compulsory disposal of electricity to large industrial consumers that meet the legal requirements.

For the privatization of Eletrobras, new guaranteed power outputs may be defined for the Sobradinho and Itumbiara HPPs. About the matter, on August 31, 2021, CNPE finished the calculation of the Added Value including the privatization. In such opportunity, such Board pointed out new guaranteed power outputs to such HPPs. According to the document “ANNEX – ELETROBRAS CAPITALIZATION PROCESS – LAW No. 14,182 OF 2021,” containing the “Metrics used in the economic and financial model for the added value by new concession agreements,” disclosed by CNPE, the new guaranteed power outputs are as follows:

Current and New Guaranteed Power Outputs

#	Subsidiary	Hydro Power Plant	Power (MW)(1)	Current Guaranteed Power Output (avgMW)	Guaranteed Power Output – New MME Ordinance No. 544 of August 31, 2021 (avgMW)
9	Chesf	Sobradinho	1,050.3	505.5	457.5
21	Furnas	Itumbiara	2,082.0	964.3	948.9

Therefore, in both cases, the guaranteed power output of the HPP related to each one of the special systems decreased. For the Itumbiara HPP, there is an express provision for the possibility of reducing the respective contractual amounts in case of a reduction in guaranteed power output. It is worth mentioning that, as a precaution only, such provision (art. 10, ¶ 5, of Law No. 13,182/2015) is slightly different from the reduction in guaranteed power output under examination, given that it did not occur due to extraordinary review, but by recalculation in the privatization process. Still, the arguments for the reduction in the disposal of amounts under this system are quite strong, especially if the new guaranteed power output is not enough to fully meet the abovementioned agreements.

For the Sobradinho HPP, laws and regulations do not expressly include the possibility of a reduction in the amounts agreed in case of a review in guaranteed power output. Still, in case of the new guaranteed power output for the HPP is not enough to meet the amounts agreed, it seems suitable to reduce agreements proportionally.

Note that, the agreements, as provided by such laws, were based on percentages of the respective guaranteed power outputs. Therefore, in order to maintain the percentage provided by law, is it worth decreasing the traded amounts, in case the guaranteed power outputs appointed by CNPE are insufficient to fully cover the traded amounts.

CHAPTER IV – FINAL CONSIDERATIONS

This opinion was prepared as indicated in the Terms of Reference by Eletrobras, which in its turn, supports its privatization process. Several points addressed herein were subject to contribution by the Eletrobras group under ANEEL CP No. 48/2021, which preparation had a collaboration of Baggio e Costa Filho Sociedade de Advogados, naturally after several meetings with Eletrobras and its subsidiaries (especially CHESF, Eletronorte, and Furnas), in addition to the analysis of different opinions of such companies.

Some of the points addressed in the concession agreement – which was subject to analysis in this opinion – are also mentioned in other items of such Terms of Reference, the reason why its analysis shall also be performed in “Opinion 02 – Compensations” and/or in “Opinion 03 – Impacts of Compensation to the MRE Generators by Non-Hydrological Risks in the Privatization of Eletrobras.”

Anyway, Baggio e Costa Filho Sociedade de Advogados is willing to provide clarification and additional analyses if requested by the requesting party.

These are the considerations on the topic of this consultation.

[signature] Guilherme Pereira Baggio OAB/DF 28.053 and RS 46.127	[signature] Paulo Gesteira Costa Filho OAB/DF 33.059 and PE 23.665

[signature] Lucas Pereira Baggio OAB/DF 32.180 and RS 58.408	[signature] Lis de Oliveira Risso Soares OAB/DF 37.486

Brasília (headquarters): SHIS, 10, Conjunto 01, Casa 08, Lago Sul, CEP: 71630-015, Brasília, DF. Phone: +55 61 3364-4681 / 3203-5090

Recife: Av. República do Líbano, n. 251, sala 1602, torre A, Pina, Recife, PE. Phone: +55 81 3327-8560

contato@bcfadvogados.com

OF THE RESULTS OF THE CONTRIBUTIONS SUBMITTED BY ELETROBRAS UNDER ANEEL PUBLIC CONSULTATION NO. 48/2021

AT THE REQUEST OF THE ELETROBRAS GROUP

REGULATORY LEGAL OPINION

BRASÍLIA, DECEMBER 17, 2021

GUILHERME PEREIRA BAGGIO

PAULO GESTEIRA COSTA FILHO

Classification: Confidential

CHAPTER I – CONTEXTUALIZATION AND CONSULTATION

CHAPTER II – IMPACT ANALYSIS OF ELETROBRAS CONTRIBUTIONS ON THE DRAFT CONCESSION AGREEMENT OBJECT OF ANEEL CP NO. 48/2021

2.1 – Initial considerations on the Contributions by Eletrobras

2.2 – The administrative process of CP No. 48/2021 – manifestations until the submission of contributions by stakeholders

2.3 – Acts after submission of contributions by stakeholders

2.3.1 – CNPE Resolution No. 15/2021

2.3.2 – Review by the Office of Federal Prosecution

2.3.3 – Technical areas’ examination of the contributions

CHAPTER III – ANALYSIS OF THE EFFICACY OF THE CONTRIBUTIONS BY ELETROBRAS

I – CONTEXTUALIZATION AND CONSULTATION

On July 13, 2021, Law No. 14,182/2021 was enacted, providing for the privatization of Centrais Elétricas Brasileiras – Eletrobras. Shortly thereafter, the consulting firm hired Baggio e Costa Filho Sociedade de Advogados to be of assistance in the respective legal and regulatory discussions, especially within the scope of the Brazilian Electricity Regulatory Agency – ANEEL, the Ministry of Mines and Energy – MME, and the National Council for Energy Policy – CNPE.

The hiring was guided by a specific Term of Reference (“TR”), whose scope of work comprises the legal and regulatory manifestations desired by the agreement party, as listed below:

3.1.1 Preparation of legal opinions addressing all legal and regulatory issues referred to in Law 14,182/2021 directly linked to capitalization of Eletrobras, under corresponding items 1 (Purpose), 2 (Justification), as well as specified below:

a) Analysis of the clauses of the new concession agreement(s), arising from the new concession(s) provided for, for example, in art. 3, II (independent production), art. 1º (Tucuruí and Mascarenhas de Moraes), art. 2 (special systems – Itumbiara and Sobradinho);

b) Examination of the issues related to the payment of indemnifications within the scope of extended concessions based on Law 12,783/2013 (quota system), and any indemnifications within the scope of extended concessions based on Law 11,943/2009 amended by Law 13,182 /2015 (Sobradinho), as well as the indemnifications of the Tucuruí and Mascarenhas de Moraes HPPs, stipulating hypothetical ways for the receipt form of these amounts concomitant with the alteration of the proposed system;

c) Examination of the issues related to the extension of concessions, pursuant to ANEEL Resolution No. 845/20 and ANEEL Resolution No. 930/21, which may impact the Eletrobras capitalization process (Law No. 14.182/21);

d) Advising on the several ways of interaction of the Granting Authority, represented by MME, or ANEEL, such as, without limitation, the preparation of contributions for the collection of supporting information (TS), public consultations (CP), and public hearings (AP), assisting in the preparation of the contributions;

e) Assessment of the results of the social participation processes initiated by ANEEL and/or MME to approach the matter, aiming to identify the effectiveness of the contributions presented and any associated impacts.

The assistance provided for in lines “a”, “b”, and “c” was duly carried out in three Opinions sent to Eletrobras on the issues in question, thus entitled: I) Opinion 01 – General Overview and Analysis of the Concession Agreement; II) Opinion 02 – Indemnifications; and III) Opinion 03 – Impacts of the Compensation on the MRE Generators for Non-Hydrological Risks in the Privatization of Eletrobras.

In addition, the advice described in item “d,” regarding the preparation of contributions in any social participation lawsuits filed by the Government, was carried out by submitting a contribution to Public Consultation No. 48/2021 (“CP No. 48/2021”), established by ANEEL, whose deadline for submitting contributions ended on August 31, 2021.

It is worth to remember that CP No. 48/2021 aimed at “obtaining information to support the improvement of the draft concession agreement that shall regulate the exploitation of the hydraulic power potentials covered by Law No. 14,182/2021, which addresses the privatization of Centrais Elétricas Brasileiras S.A. – Eletrobras.”

The contributions submitted were intended to adapt the draft Concession Agreement to the applicable legal and non-statutory dictates, as well as to protect the interests of the consulting firm in the scope of the respective discussions.

The purpose of this Opinion, therefore, is to examine the effectiveness and impacts of the contributions submitted by Eletrobras within the scope of CP No. 48/2021, as provided for in TR subsection 3.1.1, item “e.”

Finally, it should be noted that some changes are still expected in CNPE Resolution No. 15/2021, with an impact on the upcoming privatization. If the aforementioned changes are made, Baggio e Costa Filho Sociedade de Advogados shall prepare a complementary statement or update this Opinion.

II – IMPACT ANALYSIS OF ELETROBRAS CONTRIBUTIONS ON THE DRAFT CONCESSION AGREEMENT OBJECT OF ANEEL CP NO. 48/2021

2.1 – Initial Considerations on Eletrobras Contributions

Eletrobras’ contributions to CP No. 48/2021 considered the terms of the draft concession agreement presented attached to Technical Note No. 493/2021-SCG/SRG/SRM/SFG/SFF/SGT/ANEEL.

For the formation of contributions, several internal meetings were held with the companies of the Eletrobras Group (mainly CHESF, Furnas, and Eletronorte), in order to present the main legal and regulatory arguments to be considered in formatting the Concession Agreement.

As is natural for social participation mechanisms within ANEEL’s scope, the contributions forwarded by the sector agents were subject to analysis, in particular: i) by Legal Opinion No. 284/2021/PFANEEL/PGF/AGU of September 28, 2021; ii) by Technical Note No. 675/2021-SCG/SRG/SRM/SFG/SFF/SGT/ANEEL of October 1, 2021; and iii) by the Vote of the Reporting Officer, Dr. Sandoval Feitosa, of October 5, 2021. All these manifestations shall be examined below.

2.2 – The administrative process of PC No. 48/2021 – manifestations until the submission of contributions by stakeholders

On March 31, 2021, administrative process No. 48500.001427/2021-53 was opened, in which the following were included: a) Official Letter No. 109/2021/SE-MME (in which the Ministry requires the preparation of the draft concession agreement for the privatization of Eletrobras, pursuant to Provisional Measure No. 1,031/2021); b) Official Letter No. 197/2021 – SCG/ANEEL, in which ANEEL requires several data from Eletrobras; and c) Technical Note No. 255/2021 – SCG/SRG/SRM/SFG/SFF/ANEEL, of May 7, 2021; d) a first draft concession agreement; e) the order of the drawing of the process to the Reporting Officer Sandoval Feitosa; f) Official Letter 38/2021/SPE-MME, Official Letter 41/2021/DPE/SPE-MME, Official Letter No. 0269/2021/DEE/EPE, and Official Letter No. 59/2021/SPE-MME (which address the guaranteed power outputs of the consulting firm’s HPPs); g) Technical Note No. 493/2021 – SCG/SRG/SRM/SFG/SFF/SGT/ANEEL, of August 6, 2021, in addition to the previous manifestation, which addressed the previous draft concession agreement adaptation to the changes resulting from the conversion of Provisional Measure No. 1,031/2021 into Law No. 14,182/2021; h) a second draft concession agreement, as an attachment to Technical Note No. 493/2021; and i) the opening vote of Public Consultation No. 48/2021, with contributions between August 11 and 31, 2021.

There is an “administrative appeal” in the records from a syndicate unit against the opening of the public consultation.

After that, the Agency listed the receipt of the following contributions in the scope of CP No. 48/2021:

List of contributions in the 1st stage of Public Consultation 048/2021
No.	Company	Document No.
1.	Eletrobras Employees’ Association – AEEL	48542.002623/2021-00
2.	Engie Brasil Energia – ENGIE	Annex 1
3.	Furnas Centrais Elétricas S/A – FURNAS
4.	Pinheiro Neto Advogados
5.	Centrais Elétricas Brasileiras S.A. – ELETROBRAS
6.	Kennedy Alves Vieira – ELECTRICAL ENGINEER
7.	Edgard Monteiro de Menezes – Cidadania Constitucional
8.	Companhia Hidro Elétrica do São Francisco – CHESF
9.	Instituto Ilumina
10.	Energy Workers Union of the State of São Paulo – Sinergia CUT

As already detailed in previous Opinions prepared by Baggio e Costa Filho Sociedade de Advogados, several aspects of the draft concession agreement submitted to CP No. 48/2021 should be modified, either to make it clearer or to make its content compatible with current laws and regulations.

For this very reason, Eletrobras prepared several contributions to the draft Concession Agreement submitted to public scrutiny, in a document attached to pages 161 and following of the aforementioned process, where the suggestions may be summarized as follows:

SUMMARY CONTRIBUTIONS BY ELETROBRAS
ITEM	DESCRIPTION	SECTION
Chapter II	Information pending for the analysis of the agreement	(GENERAL)
Chapter III	Individualization of the new concessions	Sec. 1st, main sec. and Subsec. 1st
Chapter IV	Pre-existing rights (waiver)	Sec. 1st, Subsec. 3rd
Chapter V	GSF Compensation	Sec. 1st, Subsec. 3rd. Sec. 2nd, Sole Subsec.
Chapter VI	Compensation for non-amortized assignable assets	Sec. 9th, Subsec. 2nd
Chapter VII	Pending rights and waiver clause	Sec. 1st, Subsec. 3rd
Chapter VIII	Guaranteed power output	Sec. 3rd, Subsec. 6th
Chapter VIII, 8.1	Guaranteed power output (Itumbiara and Sobradinho)	Sec. 3rd, Subsec. 8th and 9th
Chapter IX	Current Concessions of Water Resources	Sec. 4th, Subsec. 4th

Chapter X	Extension of Concession Agreement	Sec. 2nd, Subsec. Ún.
Chapter XI	Concession bonus	Sec. 4th, Subsec. 13th
Chapter XII	Descotização	Sec. 3rd, Subsec. 1st
Chapter XIII, 13.1	Ancillary services	Sec. 5th, Subsec. 7th
Chapter XIII, 13.2	Free sale of energy	Sec. 3rd, Subsec. 1st
Chapter XIII, 13.3	Locks	Sec. 4th, Subsec. 17th and 18th
Chapter XIII, 13.4	Obligations and contribution	Sec. 4th, Subsec. 19th
Chapter XIII, 13.5	Expansions and revamping	Sec. 4th, Subsec. 5th
Chapter XIV	Fines	Sec. 7th, Subs. 1st, 4th and 5th
Chapter XV	PISF	Sec. 4th, Subsec. 16th
Chapter XVI	CEPEL	Sec. 4th, Subsec. 20th

Besides Eletrobras, other agents (also Furnas and CHESF) presented contributions. The Agency, after examining the referred manifestations, cataloged ninety-one (91) distinct suggestions, according to the passage below, extracted from Technical Note No. 675/2021-SCG/SRG/SRM/SFG/SFF/SGT of October 1, 2021:

15. During CP No. 48/2021 period, ninety (90) contributions from interested parties were received through the web form made available. Additionally, a contribution was received through electronic messages. Of these ninety-one (91) contributions received, forty-eight (48) have content to be analyzed.

After the contributions were filed, the sector agents, including Eletrobras, followed the disclosure of several acts related to such privatization process, which shall be discussed below.

2.3 – Acts after submission of contributions by stakeholders

2.3.1 – CNPE Resolution No. 15/2021

After the contributions were submitted in CP No. 48/2021, but before ANEEL’s Executive Board deliberated on the draft Concession Agreement, the National Council for Energy Policy – CNPE edited CNPE Resolution No. 15/2021, which dealt with several issues of great relevance to the privatization of Eletrobras.

Despite being a document referring to August 31, 2021, CNPE Resolution No. 15/2021 was only published in the Official Gazette on September 2, 2021, and data related to it were not known at the time of the contributions’ preparation to CP No. 48/2021.

In summary, CNPE Resolution No. 15/2021:

i)	Established the added value at sixty-two billion, four hundred seventy-nine million, six hundred fifty-six thousand, three hundred seventy Reais, and ten cents (BRL62,479,656,370.10);

ii)	Indicated the amount to be deducted from the added value of two billion, nine hundred six million, four hundred ninety-eight thousand, five hundred forty-seven Reais, and thirty-seven cents (BRL2,906,498,547.37), related to the reimbursement for the purchase of fuel until June 30, 2017;

iii)	Established the concession bonus at twenty-three billion, two hundred eighteen million, four hundred eighty-eight thousand, seven hundred fifty-four Reais, and seventy-three cents (BRL23,218,488,754.73);

iv)	Explained that, in calculating the concession bonus, the amounts of three hundred fifty million Reais (BRL350,000,000.00) per year, two hundred ninety-five million Reais (BRL295,000,000.00) per year, and two hundred thirty million Reais (BRL230,000,000.00) per year were discounted, all for a ten-year term;

v)	Specified that the electricity supply in an annual amount of eighty-five average megawatts (average of 85 MW) to the PISF should occur as of January 1, 2023, for a twenty-year term and at a price of eighty Reais per megawatt-hour (BRL80.00/MWh);

vi)	Indicated that, in the calculation of the concession bonus, were considered the indemnifications for investments: a) not yet amortized regarding the Basic Projects of the HPPs listed in Annex I; and b) tied to assignable assets of hydro power plants listed in Annex I, not yet amortized or not depreciated, whose concessions were extended or not, pursuant to art. 1 of Law No. 12,783 of January 11, 2013, whose criteria and procedures for calculating these investments were defined in ANEEL Resolution No. 596 of December 19, 2013, pursuant to art. 2 of Decree No. 7,850 of November 30, 2012;

vii)	Established that the concession agreements shall establish that the electric utilities shall not be entitled to the foregoing indemnifications;

viii)	Regulated the form for agreements terminated at twenty percent (20%) per annum, beginning on January 1, 2023, except for the Mascarenhas de Moraes, Tucuruí, and Curuá-Una HPPs;

ix)	Additionally, it fixed at twenty-nine billion, seven hundred eighty-six million, five hundred seventy-eight thousand, nine hundred eleven Reais, and fifty-five cents (BRL29,786,578,911.55) the amount to be paid by Eletrobras or its subsidiaries to the Energy Development Account (CDE);

x)	Detailed that the payment to the CDE shall be made as follows: an initial contribution of five billion Reais (BRL5,000,000,000.00) in up to thirty days of the execution of new concession agreements and annual contributions, beginning in 2023, for the period of twenty-five years.

Besides the Resolution itself, the Ministry of Mines and Energy released an Annex, called “Parameters used in the economic and financial model regarding the value added by the new concession agreements”,[1] where some additional information was disclosed.

First, it should be noted that the aforementioned document does not explain the calculation chart of the added value, but only provides some additional information about the criteria used by CNPE in its calculations.

Specifically, from what may be extracted from the referred document, CNPE, when editing Resolution No. 15/2021:

•       Considered new guaranteed power outputs values for the HPPs, with values given by MME Ordinance No. 544 of August 31, 2021, which amounts to 7.34% less than the guaranteed power outputs then in force;

•       Indicated some economic parameters considered in the calculations (WACC, taxes, TFSEE, R&D, CFURH, UBP, GAG O&M, CAIMI, GAG Melhorias, EUSD/EUST), as well as energy price in the free market, energy losses, hedge (hydrological risk), and indemnification;

•       Indicated, regarding the Tucuruí HPP, an estimate of the new replacement compensation value for non-depreciated and non-amortized assets, in the amount of BRL5,103,744,550.00;

•       Explained that the discounted cash flow methodology was used.

Additionally, MME released a presentation with a more didactic exposition of the abovementioned parameters,[2] as well as the Presidential Order (Statement of Reasons No. 45), approving CNPE Resolution No. 15/2021.

Although CNPE’s act was not a response to the contributions forwarded in Public Consultation No. 48/2021, some topics addressed therein met (in whole or in part) some of Eletrobras’ requests forwarded in the scope of that Public Consultation, although other points remained unresolved.

[1]Available at: <https://www.gov.br/mme/pt-br/assuntos/noticias/cnpe-define-recursos-da-capitalizacao-da-eletrobras-a-

serem-revertidos-a-consumidores-e-uniao/ParmetroscapitalizaodaEletrobras.pdf>, retrieved on December 8, 2021.

[2] Available at <https://www.gov.br/mme/pt-br/assuntos/noticias/cnpe-define-recursos-da-capitalizacao-da-eletrobras-a-

serem-revertidos-a-consumidores-e-uniao/Apresentao_CNPE.pdf>, retrieved on December 8, 2021.

Thus, it is appropriate to deal with ANEEL’s acts that preceded the preparation of the draft concession agreement approved.

2.3.2 – Office of Federal Prosecution analysis

In the scope of ANEEL, even before the preparation of Technical Note No. 675/2021 (which examined the contributions), SCG forwarded Memorandum No. 175/2021 of September 16, 2021, in which it requested clarifications from the Office of Federal Prosecution about some specific items addressed in the contributions to CP nº 48/2021, especially regarding: i) the waiver of pre-existing rights; ii) the provision for the extension of the concession; iii) the obligations of arts. 6, 7, and 8 of Law No. 14,182/2021; iv) locks; v) intervention in the concession.

In response, the Office of Federal Prosecution issued its Opinion No. 284/2021, summarized below:

SUMMARY: Administrative. Contributions to Public Consultation No. 48/2021, which provides for the draft generation concession agreement that shall regulate the exploitation of hydroelectric potentials under Law No. 14,182 of July 12, 2021. Waiver of pre-existing right to Law 8,987/95. Inapplicability. Provision regarding the extensions referred to in Law 9,074/95. Waiver already formalized in previous instruments. Section attesting the absence of legal provision for the extension. Possibility. The agreement provisions shall reflect the legal order in force which does not provide for the extension of the agreement to be entered into. Contribution obligations. Primary liability of the electric utilities and Eletrobras’ subsidiary. Power supply to the Federal Operator of the São Francisco River Integration Project facilities. Overcoming the literal interpretation of the device causes a series of legal inconveniences and fragilities. The initial supply milestone shall occur after execution of the agreement and the agreements terminated regarding the electricity currently committed to the guaranteed power output quota system. Liability in lock operation and maintenance. Absence of real conflict between Law 13,081/2015 and Law 14,182/2021. There is no legal prohibition to assign liability to generation electric utilities for lock implementation, licensing, operation, and maintenance. Minimal outlines of obligations regarding project contribution and execution defined by the managing committee are those provided for in the law itself. General adjustment of the proposed wording by SFG to reconcile lock operation with dam safety measures. Intervention in the concession. Compatibility with the independent production of energy regime.

As noted, Opinion No. 284/2021 brought important additions to some arguments indicated by Eletrobras in its contributions, especially:

•         For recommending the waiver cancellation of pre-existing rights section, under the following terms:

19. Given the foregoing, it is possible to conclude that the waiver clause regarding any preexisting rights that contravene Law No. 8,987 of 1995 in the draft concession agreement must be suppressed, whether because it is not an extension regulated by Law No. 9,074/95 or there was already a waiver of identical content signed by the electric utilities in past agreements.

•         For explicitly that the clause mentioning the absence of extension provision shall not be understood as a prohibition to its future extension, should the laws and regulations at the time of the end of the concession term allow it:

31. In short, such a clause does not establish a prohibition on the extension of the term of the concession agreement, it only states the absence of legal provision for such extension in accordance with the current legal system.

32. For this reason, it is our understanding that the clause shall be maintained in the instrument.

•         By clarifying that the main liability for the contributions of arts. 6, 7, and 8 of Law No. 14,182/2021 shall fall upon the respective electric utilities, and that Eletrobras’ liability is subsidiary;

•         By clarifying that the best legal interpretation excludes the beginning of obligations related to the São Francisco River Integration Project (PISF) as of the enactment of Law No. 14,182/2021, and clarifies that CNPE, in its Resolution No. 15/2021, established January 1, 2023, as the initial term of such obligations; and

•         Commented on lock maintenance, and noted the absence of real conflict between Law No. 13,081/2015 and Law No. 14,182/2021.

After the preparation of the Legal Opinion summarized above, a technical declaration was issued with an even broader analysis of the contributions forwarded under CP No. 48/2021, as detailed below.

2.3.3 – Technical areas’ examination of the contributions

The several contributions submitted during the aforementioned Public Consultation were examined in Technical Note No. 675/2021-SCG/SRG/SRM/SFG/SFF/SGT of October 1, 2021. In general, such declaration made specific changes to the previous draft, especially on the topics discussed below.

As highlighted in the Technical Note, of the ninety-one (91) contributions, only forty-eight (48) had content to be analyzed. Among these, twenty-one (21) were sent by Eletrobras:

III – THE ANALYSIS

17. This deals with the analysis of the contributions for the improvement of the draft concession agreement that shall regulate the exploitation of the hydroelectric potentials under Law No. 14,182 of 2021 – conversion law of MP No. 1,031 of 2021 – which provides for the privatization process of Eletrobras.

18. In CP No. 48/2021, ninety (90) contributions were received through the web form made available and one (1) contribution by email, of which forty-three (43) had no content to be analyzed. Thus, forty-eight (48) contributions remained.

19. Table 1, presented below, lists the 48 contributions presented, coming from seven (7) institutions and one (1) consumer:

Interested Parties	Contributions
Instituto Ilumina	1
Individual (consumer)	1
Eletrobras Employees’ Association – AEEL	1
Eletrobras	21
Engie Brasil Energia	3
Furnas Centrais Elétricas S.A.	1
Pinheiro Neto Advogados	19
Energy Workers Union of the State of São Paulo – Sinergia CUT	1
Total contributions	48

Table 1: Contributions received

An initial point explained in the referred declaration is that the draft concession agreement had to be adapted not only as a result of the contributions received but also due to the passing of CNPE Resolution No. 15/2021, which was subsequent to the opening of CP No. 48/2021:

III.1 – CNPE Resolution No. 15 of August 31, 2021

25. At the opening of this Public Consultation, the draft Concession Agreement already referred to the act that would be prepared by CNPE, as provided by Law No. 14,182 of 2021.

26. In this context, on August 31, 2021, CNPE issued Resolution No. 15, which established the value added by the new Concession Agreements for electricity generation under Law No. 14,182 of 2021. The referred Resolution also brought, under the provisions of Law No. 14,182 of 2021, other requirements for the new Concession Agreements to be celebrated according to the Law.

(...)

28. Thus, its provisions were considered in the draft agreement now under analysis, and expressly cited in the following sections:

i. Items I and III of Subsection One of Section Three;

ii. Subsections Twelve and Thirteen of Section Four; and

iii. Item I of Subsection Two of Section Nine;

29. It is important to note that the publication of the act that eventually shall succeed CNPE Resolution No. 15 of 2021, shall be reflected in the draft Concession Agreement proposed, so that the obligations defined under CNPE’s powers are correctly correlated with the obligations established in the agreement, which, in turn, shall govern the concession awards.

The first point examined was the individualization of the agreements. After acknowledging that “the execution of individual agreements may represent advantages to the concession management,” the technical area argued that there is no damage in the execution of only one agreement per subsidiary. Thus, it concluded in favor of the “execution of a Concession Agreement for each of Eletrobras’ subsidiaries benefited by Law No. 14,182 of 2021.”

Next, it dealt with the process of termination of the quota system (descotização). On the subject, the technical area referred to CNPE Resolution No. 15/2021 which removed most of the omissions and concerns regarding this specific topic.

Next, the subject of waiver of pre-existing rights was analyzed. After referring to the position of the Office of Federal Prosecution, it was agreed that this general clause should be suppressed. On the other hand, CNPE Resolution No. 15/2021 was mentioned, to finally recommend the agreement clauses to be strengthened, to avoid the possibility of the new electric utility requiring compensation for investments not yet made.

Regarding possible extension of the agreements currently formatted, the technical area mentioned the preparation, by the Office of Federal Prosecution, of an Order in which the adjustment of the suppression of the respective agreement provision is mentioned, to avoid confusing the existence of the clause as the future impossibility of its extension:

69. However, Order No. 00511/2021/PFANEEL/PGF/AGU of September 28, 2021, brought complementary analysis on the matter, as noted below.

2. Despite the correct ratio decidendi and conclusion (2) of the opinion currently approved, in the sense that there is no impropriety in the section that states there is no provision for the term extension for the concession, we understand that the section may be incorrectly interpreted as a prohibition to the extension. The current regulatory guidelines do not provide for the possibility of extension of the concessions addressed by Law No. 14,182/2021. The fact that the possibility of extension is not provided for, however, shall not be confused in any way with the prohibition to extend the concession even in case of changes in the regulatory guidelines. In the first hypothesis, supervening legislation may provide for the possibility of extension; in the second, not even supervening legislation could do so. Thus, to avoid any misunderstanding about the breadth of the section, we recommend removing it. However, we acknowledge its legal correctness, in case it is decided to maintain it.

70. For the foregoing reasons, although it has been demonstrated that there is no conflict between the wording proposed in the draft Concession Agreement made available in Public Consultation No. 48/2021 and the current laws and regulations, it is recommended that Section Two, Sole Subsection, in the draft Concession Agreement, be deleted, in line with the reasoning provided in Order No. 00511/2021, issued by the Office of Federal Prosecution in conjunction with ANEEL.

Thus, this action taken by the technical areas fully complied with Eletrobras’ request on the matter.

The subsequent item of analysis is the subject of the obligations of arts. 6, 7, and 8 of Law No. 14,182/2021. In line with the orientation of the Office of Federal Prosecution, improvements in the agreement’s wording were made, to specify the main liability of the electric utilities regarding the amounts to be contributed, so that Eletrobras’ liability is only subsidiary.

Soon after, the PISF obligations were examined. If properly examined, Eletrobras’ contributions dealt with two aspects of these obligations: a) the first one, regarding the start date of the obligations; and ii) the second one, regarding the amount to be considered in the added value calculation.

Regarding the first aspect, the technical area referred to CNPE Resolution 15/2021, which properly dealt with the matter by discarding the interpretation of the immediate start of the obligations and establishing January 1, 2023, as the starting date. Thus, this aspect was fully met.

However, regarding the second aspect, according to the acts published by CNPE, only the value of BRL80.00/MWh for the PISF–delivered electricity was included in the added value calculation. But the document called “parameters used in the economic and financial model for the value added by the new concession agreements,” prepared by CNPE itself and released along with its Resolution No. 15/2021, brings other market values for electricity:

Period	Energy Prices	Hedge (1-GSF)
2022 to 2025	BRL233/MWh	19.5%
2026	BRL207/MWh	14.7%
2027	BRL181/MWh	10.0%
2028 on	BRL155/MWh	5.2%

In other words, CHESF shall sell to PISF for BRL80.00/MWh a certain amount of electricity that has a market value (between 2022 and 2025) of approximately BRL233.00/MWh, where the market price is taken from the documents released by CNPE together with its Resolution No. 15/2021. However, considering that article 4, II, “d”, of Law No. 14,182/2021 determines the reimbursement of the “economic value,” the added value calculation should consider the value of BRL233.00/MWh and not only BRL80.00/MWh, which can be translated as a neutrality guarantee to Eletrobras with the aforementioned supply.

However, in the added value calculations, only the value of BRL80.00/MWh was adopted for the PISF–addressed electricity. That is, this item was not addressed by CNPE and/or ANEEL, to the prejudice of CHESF and in non–compliance with the provisions of Law No. 14,182/2021.

In the following item, the technical areas addressed the locks. In the same line indicated by the Office of Federal Prosecution, the technical areas said:

94. It is important to note that a similar issue is under analysis by SCG and the Superintendent's Office for Inspection of the Generation Services – SFG for the case of existing locks, based on the particular case of the Três Irmãos HPP. In this instruction, SFG proposed to SCG to assess the opportunity of including, through an Amendment to the Concession Agreement in force, a section in all concession agreements of existing power plants already equipped with navigation structures. The wording proposed by SFG is as follows:

Subsection [XX]. If there is a lock for river navigation on the same dam as the hydro power plant, the Electric Utility remains responsible for the dam safety, pursuant to Law No. 12,334 of September 20, 2010.

Subsection [XX]. If the lock is operated by a third party, the Electric Utility shall execute an operating agreement with the entity maintaining the structure, in which the parties’ responsibilities and attributions shall be defined, aiming at the dam safety.

I – the operating agreement shall be signed between the Electric Utility and the National Department of Transport Infrastructure – DNIT or competent state agency;

II – the agreement shall contain, at least:

a) definition regarding the sharing of information on the structure safety;

b) notification for emergency cases;

c) provision on the taking out of insurance; and

d) system to implement the instruments under the National Dam Safety Policy (PNSB).

Subsection [XX]. The Electric Utility is subject to inspection and any penalties provided for in Law No. 12,334/2010 regarding shared structures related to river navigation, considering the dam main use for generating electricity, pursuant to art. 5, II, of Law No. 12,334/2010.

95. It is important to note that the aforementioned proposal is based on Opinion No. 00102/2021/PFANEEL/PGF/AGU, issued in response to a consultation formulated by SFG through Memorandum 90/2021–SFG/ANEEL, which requested a statement from PFANEEL on the case. (...)

98. It is understood, therefore, that it is necessary to better delimit the liabilities to be borne by the stakeholders involved in electricity generation activities shared with vessel locking, especially regarding Dam Safety.

99. However, differently from the text proposed in the contributions, in convergence with what the Office of Prosecution concluded, sections were inserted into the draft Concession Agreement to address the subject, as follows.

SECTION FOUR – ELECTRIC UTILITY OBLIGATIONS AND CHARGES

[...]

Subsection Seventeen – if there is a lock for river navigation on the same dam as the Hydro Power Plant, the Electric Utility remains responsible for the dam safety, pursuant to Law No. 12,334 of 2010.

Subsection Eighteen – when the lock is operated by a third party, the Electric Utility is obligated to maintain an operating agreement, during the effectiveness of the concession, with the structure maintainer, in which the responsibilities and attributions of the parties shall be defined, aiming at dam safety.

I. The operating agreement shall be signed between the Electric Utility and the National Department of Transport Infrastructure – DNIT or competent state agency;

II. When the operation and maintenance of the locks is subcontracted by the institutions described in item I, the operating agreement shall be signed between the Electric Utility and the Subcontracted Third-Party Company, with the intervention and consent of DNIT or the competent state agency;

III. The agreement shall contain, at a minimum:

i) definition regarding the sharing of information on the structure safety;

ii) notification for emergency cases;

iii) provision on the taking out of insurance; and

iv) a system to implement the instruments under the National Dam Safety Policy (PNSB).

Subsection Nineteen – the Electric Utility shall be subject to the inspection and eventual penalties provided for in Law No. 12,334 of 2010, regarding the shared structures related to river navigation, in view of the preponderant use of the dam for the electricity generation, pursuant to art. 5, II, of Law No. 12,334 of 2010.

That is, regarding the locks, the technical areas modified the concession agreement, to make the electric utilities’ liabilities clearer, and the proposed solution is in line with other discussions about locks held in the scope of ANEEL, in attention to the applicable laws and regulations.

Next, the technical areas addressed the possibility of intervention, arisen due to the contribution of another stakeholder. The Agency rejected the suggestions of that agent, which does not seem to be a problem since the intervention is expressively provided for in Law No. 8,987/1995 and is independent of even a provision in the concession agreement.

Therefore, the draft concession agreement was adapted, in the form of a Technical Note, and disclosed as an annex to the referred declaration. This is the third draft agreement presented in this administrative process.

After the aforementioned declarations – all prepared with the purpose of improving the draft agreement –, the process was effectively deliberated by the Collegiate Board, in the 37th Ordinary Public Board Meeting, held on October 5, 2021.

About the referred deliberation, it is convenient to present some comments regarding the vote of the Reporting Officer, Dr. Sandoval Feitosa. Firstly, the vote brings a concise report that essentially addresses the acts attached to the process so far, as well as the contributions presented during CP No. 48/2021.

Next, the vote addresses each of the topics related to the forty–eight (48) contributions considered by the technical areas, similar to what is stated in Technical Note No. 675/2021-SCG/SRG/SRM/SFG/SFF/SGT of October 1, 2021. In other words, no changes were identified, in the Vote of the Reporting Officer, regarding the draft concession agreement edited by the technical areas.

Thus, in the end, the Vote of the Reporting Officer concluded:

IV. PROVISION

60. Given the aforementioned and what is in Process No. 48500.001427/2021-53, I vote for:

I) The APPROVAL and FORWARDING to the Ministry of Mines and Energy – MME of the Draft Concession Agreements that shall regulate the exploitation of hydroelectric potentials covered by Law No. 14,182 of 2021, which deals with the privatization of Eletrobras.

II) THE KNOWLEDGE and, with prejudice, DENY GRANT the Administrative Appeal filed by the Union of the Workers of Urban Industries, Environmental Activities, and Entities that Inspect and Regulate Electricity, Sanitation, Gas, and Environmental Services in the Federal District – STIU-DF, against the opening of Public Consultation No. 48 of 2021.

Such deliberation gave rise to Order No. 3,137/2021, reproduced below:

THE General Director of the Brazilian Electricity Regulatory Agency – ANEEL (...) decides: (i) to approve and forward to the Ministry of Mines and Energy – MME, the Draft Concession Agreements that shall govern the exploration of the hydroelectric potentials addressed by Law No. 14,182 of 2021, which deals the with the privatization of Eletrobras; (ii) to acknowledge and, with prejudice, dismiss the Administrative Appeal filed by the Union of the Workers of Urban Industries, Environmental Activities, and Entities that Inspect and Regulate Electricity, Sanitation, Gas, and Environmental Services in the Federal District – STIU-DF, against the opening of Public Consultation No. 48 of 2021.

The act was published in the D.O.U. of October 8, 2021. With that, the [third] draft Concession Agreement was approved, and a comparison with the version submitted for Public Consultation allowed an assessment of the effectiveness of the contributions made by Eletrobras and other agents that expressed interest in the privatization under examination.

III – EFFECTIVENESS ANALYSIS OF ELETROBRAS’ CONTRIBUTIONS

As mentioned, Eletrobras was the agent that presented the largest number of contributions. Some of its requests were answered (or lost their object) with the disclosure of information and added value by CNPE, in its Resolution No. 15/2021. Other subjects, in turn, were contemplated by ANEEL itself.

The following table summarizes the topics of Eletrobras’ contributions, indicated in a summarized form, and is accompanied by information regarding their eventual compliance, along with a brief comment about each item:

EFFICACY OF THE CONTRIBUTIONS BY ELETROBRAS
Description	Acceptance	Comment
Pending information	Yes	CNPE Resolution No. 15/21 disclosed most of the information required, which were included in the agreement
Individualization of the new concessions	No	There shall be one agreement for each Eletrobras’ subsidiary
Pre-existing rights (waiver)	Partially	The Agency suppressed the general waiver but highlighted that the agent may not request indemnifications
GSF compensation	No	Error. It was shown that “the added value” took into account current deadlines, allegedly extended by Homologation Resolution (REH) 2,932/21. However, such an act was after added value calculation.
Compensation (non-amortized assets)	No	It was appointed that the agent shall not be entitled to indemnifications other than provided by CNPE and referred to CNPE Resolution No. 15/2021.
Pending rights and waiver clause	Partially	The Agency suppressed the general waiver but highlighted that the agent may not request indemnifications
Guaranteed power output	No	The Guaranteed Power Output (GF) definition is under the competence of MME. MME Ordinance 544/21 defined new GFs.
Garantia física (Itumbiara e Sobradinho)	No	The Agency referred to Laws 11,943/09, 13,182/15, 14,182/21, and CNPE Resolution No. 15/2021
Current Concessions of Water Resources	No	The Agency considered the topic as a competence of other agencies (National Water and Sanitary Agency – ANA/State Agency).
Extension of Concession Agreement	Yes	The Agency suppressed the clause, in order to avoid mistaken interpretations in the future.
Concession bonus	No	The Agency referred to CNPE Resolution No. 15/2021
Descotização	Yes	CNPE Resolution No. 15/21 detailed the deadlines for the process of termination of the quota system (descotização). ANEEL adapted the draft concession agreement.
Ancillary services	No	The Agency considered the topic as an object of specific regulation.
Free sale of energy	Partially	Despite the negative response, the Agency showed that the electricity allocation for MRE shall comply with Decree No. 2,655/1998
Locks	Partially	Topic in better detail with a modification in the previous treatment.
Obligations of contribution	Partially	Despite the formally negative response, the Agency clarified that the assumption of the project liability is only a possibility.
Expansions and revamping	No	The Agency wants to prevent that only granted modernizations/expansions are made, which is understood to be undesirable.
Fines	No	It is explicit that the basis for the calculation shall be provided for in REN 846/2019
PISF	Partially	Full compliance with the deadline. As for the price, fails to comply with.
CEPEL	No	Topic not included in the concession agreement

It is possible to note that the main advances in the draft concession agreement may be thus summarized:

i)	indication of previously undisclosed information, especially after the passing of CNPE Resolution No. 15/2021;

ii)	elimination of the generic clause of waiver of pre-existing rights;

iii)	explanation of a misleading assumption in the GSF case, since REH 2,932/21 is posterior to the added value calculation;

iv)	elimination of a clause that could be interpreted in the future as a prohibition to the extension;

v)	breakdown of the process of termination of the quota regime (descotização);

vi)	clarification of subjects regarding energy availability;

vii)	breakdown of the subject of locks;

viii)	clarification of the possibility of the electric utility being liable for projects, which contributes to highlighting that, in principle, they are not liable for them; and

ix)	the postponement of the start date of PISF–related obligations.

As correctly noted by ANEEL, many of the issues regarding the current privatization process are under the competence of MME and CNPE. Thus, the remaining interests of Eletrobras regarding the privatization process should be discussed before these bodies, especially regarding the added value calculation.

In other words, one should keep in mind that, according to the administrative acts in place today (especially the draft concession agreement approved by ANEEL, through Order No. 3,137/2021 and CNPE Resolution No. 15/2021), there are some relevant consequences of the execution of the new concession agreement in such a format that is noteworthy.

For example, Eletrobras and its subsidiaries have claims regarding asset indemnification, concession extension due to the GSF, provision of ancillary services, and the neutralization of certain obligations that, until now, have not been properly addressed by CNPE, especially regarding the added value calculation. Note: meeting Eletrobras’ legitimate interests does not always require amending the draft concession agreement itself. Sometimes, granting the company’s and/or its subsidiaries’ claims requires only the consideration of their arguments in the added value calculation.

These pending matters, which gravitate around the privatization of Eletrobras, may either be solved by CNPE (through the amendment of its Resolution No. 15/2021) or be maintained in their current status.

Anyway, Eletrobras’ actions, before ANEEL and the Granting Authority, have improved several aspects of the draft of the new concession agreement and the added value calculation regarding the privatization of the aforementioned company, provided for in Law No. 14,182/2021.

Finally, in case of any change in CNPE Resolution No. 15/2021, altering the added value, or should any other material fact regarding the subject of this statement occur, Baggio e Costa Filho Sociedade de Advogados is immediately available to provide clarifications and carry out additional analyses if so requested by the requesting party.

These are the considerations on the topic of this consultation.

[signature] Guilherme Pereira Baggio OAB/DF 28.053 and RS 46.127	[signature] Paulo Gesteira Costa Filho OAB/DF 33.059 and PE 23.665

Classification: Confidential

Brasília (headquarters): SHIS, 10, Conjunto 01, Casa 08, Lago Sul, CEP: 71630-015, Brasília, DF. Phone: +55 61 3364-4681 / 3203-5090

Recife: Av. República do Líbano, n. 251, sala 1602, torre A, Pina, Recife, PE. Phone: +55 81 3327-8560

contato@bcfadvogados.com

Centrais Elétricas Brasileiras S/A PR Rua da Quitanda, 196 – 24º 20091-005 – Rio de Janeiro – RJ Phone: +55 21 25146101/6001 pr@eletrobras.com

CTA-PR-02253/2021

Rio de Janeiro, December 20, 2021.

To Your Excellency, Madam

Marisete Fátima Dadald Pereira

Executive Secretary

Ministry of Mines and Energy — MME

Esplanada dos Ministérios, Bloco “U”, 7.º andar

70065-900 — Brasília, DF

Subject:	Official Letter No. 451/2021/SE-MME and CTA-PR-01787-2021 — Request for clarification regarding the capitalization process of Eletrobras, established by Law No. 14,182/2021.

Madam Executive Secretary,

On October 18, 2021, Eletrobras received from this supervising ministry Official Letter No. 451/2021/SE-MME and its attachments, containing the answers to the questions made in our Letter CTA-PR-01787/2021 of September 24, 2021.

We thank you for sending the information described in Information Note No. 20/2021/ASSEC (NI 20/2021-ASSEC) of October 18, 2021, and in Report EPE-DEE-RE-080/2021-R0 of July 2021. However, Eletrobras still has some relevant questions and seeks the necessary condition of reproducibility of the economic and financial model adopted for the calculations that substantiate CNPE Resolution 15/2021.

In order to contribute with the delimitation regarding the remaining questions, we attach to this letter a correspondence we received from the electric utility Eletrobras Furnas, more specifically regarding the indemnification of the generation assets (CTA DR.E.037.2021, attached), which are reflected in the questions of the item “II.1) Questions regarding the block of questions related to the topic of the remaining indemnification to the generation assets of the Eletrobras System’s HPPs operating under the quota system.”

Thus, we will now outline, in topics, the points for which clarification is sought.

1.       Background

NI 20/2021-ASSEC mentions documents to which content Eletrobras did not have access. NI 20/2021-ASSEC mentions documents to which content Eletrobras did not have access.

i.	knowledge of Technical Note No. 046/2021-ASSEC/MME, referred to in item 47 of Opinion No. 00284/2021/PFANEEL/PGF/AGU (Sicnet 48516.002509/2021-00), mentioned in the scope of ANEEL Public Consultation No. 48/2021 (CP ANEEL 48/2021);

ii.	knowledge of Official Letter No. 143/2021-DR/ANEEL, in which data related to the calculation of the compensation to the Mascarenhas de Moraes HPP is informed, on the base date of January 2022; and

iii.	access to Process No. 48300.000243/2021-22, which contains the documental proceedings, in the ASSEC database, referring to the capitalization process of Eletrobras.

Noteworthy, Eletrobras needs access to the document described, in which the calculation memory of the economic and financial model adopted is described, including the reference data of the calculation developed for the issue of CNPE Resolution 15/2021, as well as the future CNPE resolution that would be issued, as stated in NI 20/2021-ASSEC, regarding the need to revise the calculations due to the inclusion of the total indemnification amount to HPP Curuá-Una and the revision of the total indemnification amount to the Tucuruí HPP and Itumbiara HPP for insertion and consideration of the term extension of its concession due to the renegotiation of the hydrological risk (GSF), in accordance with the provisions of ANEEL Resolution No. 2,932/2021 (ANEEL Resolution No. 2,932/2021).

In the privatization process of Eletrobras, established in Law No. 14,182/2021, according to CNPE Resolution No. 15/2021, the company will disburse the equivalent of R$62,479,656,370.10, concerning the new electric energy generation concession grants.

According to the Accounting Pronouncement CPC 00 — Conceptual Structure for Financial Reporting, an asset is a present economic resource controlled by the entity as a result of past events, and the economic resource is a right that has the potential to produce economic benefits.

The amount to be disbursed by Eletrobras, referring to the value added by the new generation concession contracts, will be recorded as intangible assets, as determined by Technical Pronouncement CPC 04 (R1) — Intangible Assets, similar to International Accounting Standards (IAS) 38.

For a resource to be classified as an intangible asset, it should meet the following conditions:

a)       Identification;

b)       Controlled by the entity; and

c)       Generation of future benefits.

The electric power generation activity has the potential to bring economic benefits and is controlled by the entity; therefore, it is understood that the right to explore the plants during the extended term for the concessions has the characteristics of control and generation of future benefits.

For the identification condition to be proven, it is necessary that the award bonus be priced by asset component.

After the initial recognition, the assets’ values shall be periodically evaluated, in order to verify if the recorded balances do not exceed their recoverable value, as determined by Technical Pronouncement 01 (R1) – Impairment of Assets, similar to International Accounting Standards (IAS) 36.

The asset recoverability analysis is performed by Cash Generating Units (CGUs), being a CGU the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or other groups of assets. Therefore, in addition to the need to price the award bonus by component for the recognition of the asset, it is also necessary for the analysis of recoverability over the asset’s permanence in the company’s equity.

We believe that both for the purposes of initial recognition and for the purposes of the recoverability test, the amount calculated by CNPE, related to the award bonus, should be presented individually, per electric power plant.

Additionally, considering that CNPE included in its calculations the indemnifications related to the assets not yet amortized and not yet depreciated, and that Eletrobras has in its accounting records the remaining amounts of the concessions’ renewals derived from Law No. 12,783/13 and other residual assets, it will be necessary, for purposes of accounting reconciliation, that CNPE presents the indemnification amounts separated by electric power generating plant.

It is public knowledge the progress of the regulatory process within ANEEL to determine the respective values of non-depreciated and non-depreciated assets of hydro power plants whose concessions were renewed under the quota system according to Law No. 12,783/2013. Furthermore, ANEEL Normative Resolution No. 942/2021 (REN 942/2021) was published, which establishes the criteria and procedures for calculating the investments in reversible assets not amortized or not depreciated of extended generation concessions and reviews ANEEL Normative Resolution No. 596/2013 (REN 596/2013). However, the model adopted by MME considers that the assets of these plants would all be depreciated. Thus, it would be desirable for Eletrobras to have access to the regulatory and technical-accounting fundamentals that justify the statement that there are no non-depreciated and non-depreciated assets for the HPPs operating under the quota system, according to MME response of NI 20/2021-ASSEC. (See items 2.5 and 2.11 of NI 20/2021-ASSEC). Chesf, Eletronorte and Furnas are subject to the regulatory obligation of preparing the Evaluation Reports (RAs) established by REN-942/2021, supported by a specialized company and accredited at ANEEL. These RAs will be a subsidy for ANEEL to establish and homologate the amounts of the remaining indemnifications, not yet received. Therefore, Eletrobras cannot identify which was the financial amount considered in the calculations of the model structured to support CNPE Resolution 15/2021.

Given the conceptual basis of the methodology established in the Tariff Regulation Procedures (PRORET), Module 12, Sub-module 12.1 — Periodic Review of the Annual Generation Revenue of the Plants Operating under the Quota System, there is a question regarding the regulation in force for the assumptions used in the mathematical model of CNPE Resolution 15/2021, regarding the definition of the indemnification to plants not operating under the quota system. As the title of the PRORET sub-module itself specifies, this methodology is exclusive to the calculation of the revenue of the plants operating under the quota system. Therefore, as the Tucuruí, Mascarenhas de Moraes, and Curuá-Una HPPs are independent power producers (IPPs), the question is related to whether another methodology to be regulated should be adopted.

In the same line of reasoning of the paragraph above of this letter, the deduction of the topic Costs of Investments in Improvements (GAGmelhorias), revenue intended exclusively for the maintenance of the quality of services in the concession in effect (current cycle), deserves a more detailed contextualization for a proper understanding. The accounting nature of the indemnification for portions of investments not amortized and/or depreciated in the previous cycle is different from the nature of GAGmelhorias, as transcribed in another item of Sub-module 12.1 of the PRORET:

31.       Having the investments of the 28 plants bid outside the quota system, with physical and power guarantee, the capital costs for investments in improvements for each hydro power plant are defined, in regulatory terms, with price index of July/2017:

Where,

Fator de Anualização: Annualization Factor, which depends on the number of generating units and the remaining period of the concession contract;

CI = Installed Capacity in Operation (MW);

UG = Number of Generating Units. If ANEEL does not have the updated amount and if no technical data sheet or other proof to be analyzed by ANEEL is presented, the value considered will be equal to 1; and

Remuneração Anterior (Previous Remuneration): One fifth of the remuneration for investments in improvements received in the previous cycle of effectiveness of the Annual Generation Revenue (RAG), adjusted for the IPCA price index.

[....]

34.       The compensation for investments made in hydro power plants, in concession periods prior to the quota system for guaranteed power output, known and approved by an act of the Government, upon acknowledgement that they will be recovered through tariffs, shall be discounted from equation (4), as an adjustment factor per plant, and, retroactively, from the amounts effectively paid to the electric utilities, with due inflation adjustments, as of the implementation of this methodology. [Emphasis added].

Therefore, the possibility of compensation comes from the recovery via tariff. In this case, the mathematical model of discounted cash flow adopted to calculate the compensation amounts presented in CNPE Resolution 15/2021 is used to discount the added value of the new concessions. In this sense, there is a question about the treatment of these items in the model in question. Furthermore, in the vote of Mr. Dir. Reporting congressman Efrain, which subsidizes the homologation of REN 942/2021, in item II.6 - “Waiver of indemnification and compensation of amounts with GAGMelhorias”, the form of treatment to be given is established, which complements the instruction described in Technical Note No. 096/2019-SRG- SFF-SCG/ANEEL (subsequent to Technical Note No. 146/2018-SRG-SFF-SCG/ANEEL, cited in NI 20/2021-ASSEC). It seems to us that the characterization of the indemnification (difference between basic and detailed engineering design) under the terms of Decree No. 7,850/2012 of September 14, 2012 should be respected.

MME Ordinance No. 544/2021 defines the values of physical guarantee for the new concession contracts, whose beginning of effectiveness is January 1, 2023, but does not inform how the economic and financial benefit of the new concession was considered in face of the reduction of the amount of contracts of industrial consumers served by art. 22 of Law No. 11,943/2009, in the same proportion of the reduction of physical guarantee, from the date on which the new concession contract becomes effective, since Law No. 11,943/2009, as amended by Law No. 13,182/2015, states that

Art. 22 [ ]

§ 2 The power reserves to be contracted from July 1, 2015 to February 8, 2032 will correspond to the amount of energy equal to the sum of the following portions:

I – the totality of the portion of the physical guarantee linked to the service of the supply contracts reached by the caput, which was not destined to the allocation of quotas of physical guarantee of energy and power, according to paragraphs 10, 11, and 12 of art. 1 of Law No. 12,783 of January 11, 2013; and

II – a portion linked to ninety percent (90%) of the physical guarantee of the Sobradinho Hydro power plant, in the center of gravity of the plant’s submarket, minus electrical losses and internal consumption. [Emphasis added].

Therefore, related questions also remain, as detailed below, regarding the following aspects:

I.	In the case of the Sobradinho and Itumbiara HPPs, the amount of the portion excluded from the quota system, defined by § 10 of art. 1 of Law No. 12,783/2013 for the service to industrial consumers served by art. 22 of Law No. 11,943/2009, it is necessary to know which period was considered.

II.	Exclusively Law No. 14,182/2021, in art. 4, II, “d”, established that the “expenses to compensate the economic value of the supply of electricity” for the São Francisco River Integration Project (PISF) should be deducted from the subscription bonus, thus ensuring the neutrality of the concessionaire regarding the respective expenses. Thus, it should be noted that the principle of neutrality implies that the generating agent should not incur in actions that may be detrimental to the fulfillment of its obligations in relation to the PISF, as provided by the law.

2.       Breakdown of the documents to which Eletrobras would need access and remaining questions:

In view of the above, always in order to better instruct the company’s decision-making process in the quest to comply with the guidelines of the controlling shareholder, the Granting Authority, and other agencies involved, we would like to request the sharing of the documents listed below, to which the company has not yet had access, as well as the clarification of the remaining questions:

I)       Documents to which Eletrobras would need access:

•	Technical Note No. 046/2021-ASSEC/MME, referred to in item 47 of Opinion No. 00284/2021/PFANEEL/PGF/AGU (Sicnet 48516.002509/2021-00), made available in the scope of CP ANEEL No. 48/2021;

•	Access to Process No. 48300.000243/2021-22, which contains the documental proceedings, in the ASSEC database, referring to the capitalization process of Eletrobras; and

•	Descriptive Calculation Memory, which includes all the model and data used to calculate the added value, including the format given for the consideration of the extension of the concession term due to the GSF re-pricing decision.

II)       Remaining questions regarding the issues dealt with in CNPE Resolution No. 15/21 and any later acts that may be issued in the context of the capitalization of Eletrobras:

II.1)       Questions regarding the block of questions related to the topic of the remaining indemnification to the generation assets of the Eletrobras System’s HPPs operating under the quota system:

(i)	What are the regulatory and technical-accounting grounds that justify the statement that there are no non-depreciated and non-depreciated assets for the HPPs operating under the quota system, as per MME response to NI 20/2021 - ASSEC? (See items 2.5 and 2.11 of NI 20/2021);

(ii)	Regarding Sub-module 12.1 of the PRORET, in its item 34: were there any regulations for “recognition” or definition that the indemnification referring to the past cycle of the concession, resulting from the establishment of the quota system, will be recovered through tariffs, operationalized through GAGmelhorias, of the current concession cycle (quotas)?

(iii)	From the previous questioning, would there be a rule, via ANEEL, or another normative instrument, via MME, to subsidize the decision of discounting the remaining indemnification to the plants operating under the quota system through tariffs, applied in the model adopted for the issue of CNPE Resolution 15/2021 (emphasis to §7 of art. 2 of CNPE Resolution 15/21)?

(iv)	Would it be possible for the CNPE RES, which will be issued in addition to CNPE RES 15/2021, to make it explicit that the Eletrobras System’s concessionaires do not have the right to indemnification, which would be the result of ANEEL’s inspection process?

(v)	Would it be possible to take into account in the analysis the hypothesis of non-materialization of the capitalization of Eletrobras within the period established in REN 596/2013 (amended by REN 942/2021), in view of the obligations of the concessionaires to submit the assessment reports to the agency?

II.2)       HPPs not operating under the quota system subject to Law No. 14,182/21:

(vi)	Would the methodology adopted by REN 942/2021, according to ANEEL’s own understanding, be effectively applicable to the plants not operating under the quota system (e.g., Tucuruí, Mascarenhas de Moraes and Curuá-Una)? We request the provision of the calculation memory. What were the assumptions and calculation methodology used?

II.3)       Sobradinho and Itumbiara:

(vii)	In the case of the Sobradinho and Itumbiara HPPs, the amount of the portion excluded from the quota system, defined by § 10 of art. 1 of Law No. 12,783/2013 for the service to industrial consumers served by art. 22 of Law No. 11,943/2009, was considered during which period?

II.4)       PISF:

(viii)	Was the economic and financial neutrality considered for the obligations regarding the PISF in the definition of the privatization of Eletrobras?

II.5)       Economic and Financial Model:

(ix)	Since it is necessary to fix the price the award bonus by component in order to recognize the asset and also to assess the impairment throughout the permanence of the asset in the company’s equity, would it be possible to represent, in the economic and financial model of CNPE Resolution 15/2021, each power plant individually in the calculated flow?

Very truly yours,

Rodrigo Limp Nascimento

President

Attachment: Letter Eletrobras Furnas DR.E.037.2021 of November 24, 2021.

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Eletrobras

30/12/2021

Generation Division – DG

Integrated Electricity Management Department – DGCE

1. INTRODUCTION	3
2. TRADING ASPECTS	4
2.1. PLD	4
2.2. GSF	10
2.4. Other aspects	24
3. CONCLUSION	25

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1.	INTRODUCTION

This study is inserted into the context of the capitalization of Eletrobras. As for the topic, on February 23, 2021, the Federal Government handed Provisional Measure (MP) No. 1,031/2021 to the National Congress, which aimed to allow the Brazilian National Bank for Economic and Social Development – BNDES to start studies to organize the capitalization of Eletrobras.

After being examined by both Houses of the National Congress, the House of Representatives passed MP No. 1,031/2021 on June 21, 2021, which then had to be sanctioned by the President of the Republic. On July 12, 2021, MP No. 1,031/2021 was converted into Law No. 14,182/2021, with the constraints of the President of the Republic.

In this context, the consulting firm Upside Finanças Corporativas Ltda. (UPSIDE) was contracted by Eletrobras to calculate the concession amount under the Company capitalization process, as a support to the decision of the top management of Eletrobras.

At first, it is possible to note that Law No. 14,182/2021 conditions the capitalization of Eletrobras to the grant of new concessions of electricity generation, which calculation is incumbent upon the Conselho Nacional de Política Energética – CNPE (National Council for Energy Policy), presided over by the Ministro de Estado de Minas e Energia – MME (Minister of State for Mines and Energy). This calculation was determined by CNPE in an extraordinary meeting held on August 31, 2021. The result determined by CNPE is being currently assessed by the Tribunal de Contas da União – TCU (Brazilian Government Accountability Office), and it may be revised at the end of the process.

Proceeding with the analysis of Eletrobras, on October 16, 2021, the consulting firm UPSIDE handed the Detailed Report on the Methodology, Assumptions, and Risk Factors, version 01.32. Based on this report and spreadsheets sent, qualitative analyses were made, of the supplementation to this last version, documented in the Technical Note: Qualitative Analysis of the methodology for trading used in the calculation of the added value for new concession agreements, of October 18, 2021. The subject matter of this study was not to perform a quantitative analysis of the results obtained as to the Preço de Liquidação das Diferenças (PLD) (Price for Settlement of Differences), Generation Scaling Factor (GSF), prices in the Ambiente de Contratação Livre (ACL) (Free Market Environment), and several sensitivity analyses were suggested in order to quantify the risk involved in the different scenarios.

On October 20, 2021, the Board of Executive Officers of Eletrobras approved the Economic and Financial Model, the Model Tutorial, and the Report detailing the assumptions and methods used to prepare the Economic and Financial Model, to calculate the Value Added of the New Concessions Granted, through Resolution 660/2021.

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As a subsequent analysis, on December 16, 2021, the consulting firm UPSIDE handed the full report with results and detailed assumptions and methodologies, used to prepare the economic and financial model, version 01.48. Based on this report and on the spreadsheets sent, the Technical Note: Analysis of the trading assumptions used for the calculation of the added value for new concession agreements was issued on December 23, 2021. Thereafter, on December 30, 2021, the consulting firm UPSIDE delivered the full Report with data sent by CNPE for definition of the added value of the concessions, version 01.54,[1] which triggered the first revision of the Technical Note: Analysis of the trading assumptions used for the calculation of the added value for new concession agreements. This Technical Note aims at highlighting the study scenarios and comparing the results obtained by the consulting firm for the different trading aspects, so that the risk involved in the transaction is clearer and more quantifiable.

Additionally, it is important to highlight that the following points were not analyzed in any sensitivity analyses or scenarios proposed: 1) the adequacy of the operation and expansion costs, the Weighted Cost of Production per Sub-Market Custo Ponderado de Produção por Submercado (CPPS) (Weighted Cost of Production per Sub-Market), including the Levelized Cost of Energy (LCOE) that the consulting firm used; 2) generation and demand expansion planning, defined by the consulting firm, as well as any delays in the original planning; 3) the planning regarding the expansion of transmission, as well as the restrictions that the consulting firm used as a basis to limit the amount of wind and solar energy for the next few years and any delays in implementation; 4) the restrictions on the availability of gas pipelines that the consulting firm used as a basis to simulate any delays in the start-up of the thermal power plants provided for in Law 14,182/2021; 5) the feasibility of the amounts considered for the ordinary revision of the guaranteed power output in 2023 and 2028; and 6) the projection of Receita Annual de Geração - RAG (Annual Generation Revenue) and Custo da Gestão dos Ativos de Geração - GAG (Cost of Management of Generation Assets), and consequent revisions, as well as other parameters for defining revenues associated with plants under the quota system.

[1] All reports received are not signed and were not dated. On December 28, 2021, the consulting firm UPSIDE delivered the full Report with data sent by CNPE for definition of the added value of the concessions, version 01.51. On December 29, 2021, the set of assumptions regarding version 01.51 of the Report were received.

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2.	TRADING ASPECTS
2.1.	PLD

The price for settlement of differences (PLD) is calculated by the Câmara de Comercialização de Energia Elétrica– CCEE (Electricity Trading Chamber) and is defined, generally, based on marginal costs of system operation, restricted by a ceiling and floor regulatory limits. These prices are fixed through a chain of models particularly conceived for the operation of the Brazilian hydrothermal system, with a dispatch on a semi-hourly/hourly basis through the DESSEM (Short Term Hydrothermal Dispatch Model), connected to the function of future weekly cost provided by the DECOMP (Short-Term Operation Planning Model for Interconnected Hydrothermal Systems) (weekly round), and the function of future monthly cost provided by the NEWAVE model (monthly round).

To each PLD assessment, future scenarios are built by the chaining of official models, also considering perceptions of the Operador Nacional do Sistema– ONS (National Electric System Operator) and the Comitê de Monitoramento do Setor Elétrico– CMSE (Electricity Industry Monitoring Committee).

Since the hydrological conditions and operation goals change frequently, the volatility of the PLD is fairly high. Nowadays, the PLD is published by sub-market with an hourly discretization.

In this regard, by using their own tool, the consulting firm reported that they replicated exactly the calculations of the chain of official models of the Brazilian energy sector, preserving the true reproduction of the chain of models.

The annual PLD estimated by consulting firm, based on their own models for 201 series of the base scenario is presented below:

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PLD
450.00
400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
2048
2049
2050
2051
2052

Graph 1 – Annual PLD estimated by consulting firm for 201 series of the base scenario.

It is possible to note that there is no great variability among 201 series of PLD throughout the years, especially when considering the exponential growth of uncertainties every year that distances from the beginning of the study horizon.

Another point of attention is related to the annual PLD estimated by consulting firm to 2022, of which the first nine months are used in the polynomial to define prices in the ACL for 2023. The annual PLD estimated by consulting firm for 201 series of the base scenario is presented below:

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Graph 2 – Annual PLD estimated by the consulting firm for 201 series of the base scenario.

Find below the amounts published by Dcide in 2021[2] for the conventional energy of the Southeastern sub-market with supply in 2022, which has a direct influence in the short-term of the PLD:

Graph 3 – Market price for 2022, published by Dcide throughout 2021.

Legend:

Evolução histórica da Média na fonte Convencional SE na serie anual 2022 = Historical evolution of the Average in the SE Conventional source in the 2022 annual series

[2] Data ascertained from January to November 2021

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Comparing previous graphs, it can be noticed that lower amounts simulated by the consulting firm to 2022 still are higher than the highest amounts ascertained by Dcide throughout 2021 for conventional energy to be supplied in 2022, which takes into account the influence of PLDs projections in the short term. At this moment, the market values ascertained to 2022 are lower than the peak registered a few months ago, as can be noted in the graphs above. It is important to highlight that the price projections (PLD and forward) were generated by the consulting service given the prospects on the reference date of August 2021, which influenced significantly PLD projections for 2022 and 2023. Therefore, these projections influenced forward prices for 2023 and 2024, the beginning of the calculation of concession bonuses studies.

The graph below presents the PLD annual amounts, estimated by the consulting firm for the P90 sensitivity analysis of the base case:

PLD
450
400
350
300
250
200
150
100
50
0
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
2048
2049
2050
2051
2052
Cenário (Base) P90
PLD Médio Cenário (Base) P90

Graph 4 – Annual PLD estimated by consulting firm for the P90 sensitivity analysis of the base scenario and average PLD for this very same sensitivity analysis.

Legend:

Cenário (Base) P90 = P90 Scenario (Base)

PLD Médio Cenário (Base) P90 = P90 Average PLD Scenario (Base)

As it is possible to note in the graph above, PLD amounts estimated by consulting firm for this sensitivity analysis in the first few years are higher than the average PLD for the period assessed. As a comparison, the average PLD amounts in the first five years (BRL352/MWh) is significantly higher than the average PLD of this sensitivity analysis (BRL213/MWh). It is important to highlight again that, with the current expectation of way lower prices for 2022, this downtrend may also be observed in the subsequent years. In this regard, the consideration of a high PLD for 2022 affected the method of the consulting firm to prepare the forward curve, as shall be discussed below in this Technical Note.

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The consulting firm also simulated the scenarios considering: 1) that the guaranteed power outputs of the other plants subject to the MRE are not revised in 2023 and 2028; 2) the entry of renewable sources and thermal power plants under Law No. 14,182; 3) load growth at an annual rate equal to 3.6%; 4) the start-up of Angra 3 and the plants auctioned under Simplified Competitive Procedure 001/2021; 5) load growth at an annual rate equal to 3.1%, as expected by the Empresa de Pesquisa Energética – EPE (Energy Research Company); 6) that the thermal power plants under Law 14,182 have their inflexibility adjusted so that the maximum risk of system overflow is 10%; and 7) the start-up of 50% of the thermal power plants under Law No. 14,182. It is presented below the average PLD estimated by the consulting firm for the P90 sensitivity analysis of the scenarios mentioned, in addition to the base scenario:

PLD
250
200
150
100
50
-
213
213
191
121
203
213
142
132
Cenário (Base) P90
Cenário (Sem revisão GF) P90
Cenário (Aplic. Lei 14.182) P90
Cenário (Carga 3,6% a.a.) P90
Cenário (ANGRA) P90
Cenário (EPE) P90
Cenário (Inflex Vert 10) P90
Cenário (Met Ter) P90

Graph 5 – Average PLD estimated by the consulting firm for the P90 sensitivity analysis in different scenarios

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Legend:

Cenário (Base) P90 = P90 Scenario (Base)

Cenário (Sem revisão GF) P90 = P90 Scenario (No GF revision)

Cenário (Aplic. Lei 14.182) P90 = P90 Scenario (Application of Law No. 14,182)

Cenário (Carga 3,6% a.a) P90 = P90 Scenario (Load 3.6% p.a.)

Cenário (ANGRA) P90 = P90 Scenario (ANGRA)

Cenário (EPE) P90 = P90 Scenario (EPE)

Cenário (Inflex Vert 10) P90 = P90 Scenario (10 Overflow Inflexibility)

Cenário (Met Ter) P90 = P90 Scenario (Add Thermal Power Plants)

According to the graph above for the P90 sensitivity analysis: 1) the scenario assuming there are no revisions of the guaranteed power output of the other plants subject to the MRE in 2023 and 2028 has an estimated average PLD equal to the base scenario; 2) the scenario considering the entry of renewable sources and thermal power plants under Law No. 14,182 has an estimated average PLD 10% lower than the base scenario; 3) the scenario considering a load growth at an annual rate equal to 3.6% has an estimated average PLD 1% higher than the base scenario; 4) the scenario considering the start-up of Angra 3 and the plants auctioned under Simplified Competitive Procedure 001/2021 has an estimated average PLD 5% lower than the base scenario; 5) the scenario considering a load growth at the annual rate equal to 3.1%, as provided by EPE, has an estimated average PLD equal to the base scenario; 6) the scenario considering that the thermal power plants provided for by Law No. 14,182 have their inflexibility adjusted so that the maximum risk of system overflow is 10% has an estimated average PLD 33% lower than the base scenario; and 7) the scenario considering the start-up of 50% of the thermal power plants provided for by Law No. 14,182 has an estimated average PLD 38% lower than the base scenario.

2.2.	GSF

The Generation Scaling Factor (GSF) is obtained every month by the relation between the output of the MRE participating plants and the seasonal guaranteed power output.

The GSF estimated by the consulting firm for the 201 series of the base scenario is presented below:

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Graph 6 – annual GSF estimated by the consulting firm for the 201 series of the base scenario

As it happens for the PLD projections, it is possible to note that there is no great ranging from the 201 series of the GSF throughout the years, especially when considering the exponential growth of the uncertainties every year that gets more distant from the start of the horizon of the study.

The graph below presents the annual GSF values estimated by the consulting firm for the P90 sensitivity analysis of the base scenario:

Graph 7 – annual GSF estimated by the consulting firm for the P90 sensitivity analysis of the base scenario and the average GSF of this scenario

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Legend:

Cenário (Base) P90 = Scenario (Base) P90

GSF Médio Cenário (Base) P90 = Average GSF Scenario (Base) P90

As it is possible to observe in the graph, the GSF in the first two years (98%, average) is fairly high compared to the current scenario of the hydric crisis. For purposes of comparison, Eletrobras’ internal projections point to GSF values of about 80% in the first two years given the current scenario of low storage and the Sistema Interligado Nacional - SIN (National Interconnected System) history of operations. Over the last few years, it was observed an increase in thermal dispatch because of power restriction and unit commitment, necessary for the system’s optimal function, for operative applications due to power restrictions and dispatch. This occurs because of the growth of sources with intermittent dispatch characteristics in the Brazilian energy matrix. It is also possible to observe the growth of dispatch by energy guarantee in the operations history, in order to maintain the reliability of operations in moments of low availability of hydraulic resources in the reservoirs of the National Interconnected System (SIN).

This characteristic, which has already been observed in the current matrix, tends to increase due to the growth of intermittent generation projects indicated in the expansion plans, which would result in a continuous thermal dispatch relevant in the base and cause, as a result, greater impact on the GSF.

It is worth mentioning that the occurrence of high PLDs with GSFs close to 1 is not regular because the greater thermal dispatch to meet the systems requirements influences the PLD and decreases the hydraulic generation, which consequently reduces the GSF. On the other hand, low PLDs with low GSFs should not be commonly observed either, but such happens regularly. This happens because of the imbalance in the system operation originating from measures such as the dispatch outside merit order for energy guarantee, which distorts the optimal operation of the models and, consequently, the PLD and GSF.

The consulting firm also simulated the scenarios taking into account: 1) that there are no revisions of guaranteed power output from the other Plants subject to the MRE in 2023 and 2028; 2) the entry of renewable sources and thermal energy under Law No. 14,182; 3) a load growth ate the annual rate equal to 3.6%; 4) the start-up of Angra 3 and the plants auctioned under Simplified Competitive Procedure 001/2021; 5) a load growth ate the annual rate equal to 3.1%, as provided by EPE; 6) that the thermal power plants provided for by Law No. 14,182 have their inflexibility adjusted so that the maximum risk of system overflow is 10%; and 7) the start-up of 50% of thermal power plants provided for by Law No. 14,182. The average GSF estimated by the consulting firm for the P90 sensitivity analysis for the mentioned scenarios is presented below, in addition to the base scenario:

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Graph 8 – Average GSF estimated by the consulting firm for the P90 sensitivity analysis for different scenarios

Legend:

Cenário (Base) P90 = P90 Scenario (Base)

Cenário (Sem revisão GF) = Scenario (No GF revision)

Cenário (Aplic. Lei 14.182) = Scenario (Application of Law No. 14,182)

Cenário (Carga 3,6% a.a) = Scenario (Load 3.6% p.a.)

Cenário (ANGRA) = Scenario (ANGRA)

Cenário (EPE) = Scenario (EPE)

Cenário (Inflex Vert 10) = Scenario (10 Overflow Inflexibility)

Cenário (Met Ter) = Scenario (Add Thermal Power Plants)

According to the graph above for the P90 sensitivity analysis: 1) the scenario assuming that there are no reviews of the guaranteed power output from the other plants from the MRE in 2023 and 2028 has an estimated average GSF lower by 8 percentage points than the base scenario; 2) the scenario considering the entry of renewable sources and thermal energy under Law No. 14,182 has an estimated average GSF lower by 13 percentage points than the base scenario; 3) the scenario considering a load growth ate the annual rate equal to 3.6% has an estimated average GSF higher by 1 percentage point than the base scenario; 4) the scenario considering the start-up of Angra 3 and the plants auctioned under Simplified Competitive Procedure 001/2021 has an estimated average GSF higher by 1 percentage point than the base scenario; 5) the scenario considering a load growth ate the annual rate equal to 3.1%, as provided by EPE, has an estimated average GSF equal to the base scenario; 6) the scenario considering that the thermal power plants provided for by Law No. 14,182 have their inflexibility adjusted so that maximum risk of system overflow is 10% has an estimated average GSF higher by 22 percentage points than the base scenario; and 7) the scenario considering the start-up of 50% of the thermal power plants provided for by Law No. 14,182 has an estimated average GSF higher by 17 percentage points than the base scenario.

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The graph below presents the annual GSF values estimated by the consulting firm for the P90 sensitivity analysis in the scenario considering the entry of renewable sources and thermal power plants under Law No. 14,182, which proved to be the most conservative GSF scenario among the simulated ones:

Graph 9 – Annual GSF estimated by the consulting firm for the P90 sensitivity analysis of the scenario considering the entry of renewable sources and thermal power plants under Law No. 14,182 and the average GSF for this scenario.

Legend:

GSF Médio Cenário (Aplic. Lei 14.182) P90 = P90 Scenario Average GSF (Application of Law No.14,182)

Cenário (Aplic. Lei 14.182) = Scenario (Application of Law No. 14,182)

As it is possible to observe, the GSF in the first two years (87%, average) is a little high compared to the current scenario of the water crisis. For purposes of comparison, the abovementioned Eletrobras’ internal projections point to GSF values of about 80% in the first two years given the current scenario of low storage and the SIN historical operation.

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2.3.	Market Prices – Free Market Environment (ACL)

This sub-item shall analyze the market prices considered for the sale of electricity in the ACL in the projections of the concession bonus calculation. When considering a free market, Dcide has been used as a reference parameter for prices among the main energy trading agents, including Eletrobras, given that it comprises a collective perspective of market prices, similar to the mark-to-market.

Dcide renders the services of capture, processing, statistical treatment, and storage of information on future prices in the Brazilian free market of electrical energy. The company captures, among the participating agents, an expected forward curve for the energy price in the free market for conventional and incentivized sources, which is encouraged on a horizon of up to five years (weekly basis capture), and up to 20 years in the future (monthly basis capture).

In order to form the prices on the forward curve, the consulting firm estimated and used the CPPS and the PLD. Additionally, the consulting firm adopted the CPPS as a lower limit for market prices.

The average market prices estimated by the consulting firm for the different sensitivity analyses in the base scenario[3], in the different sub-markets are presented below, as well as the weighted price[4].

[3] The consulting firm estimated ACL prices of each year considering the first five months of the previous one.

[4] To compare a single price it was made a weighing among the sub-markets considering the guaranteed power output proportion of each sub-market in relation to all plants covered by Law No. 14,182/2021. The weights considered were the following: Southeast (3,586.90 MW average – 29%); Northeast (4,715.80 MW average – 38%) and North (4,088.10 MW average – 33%).

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ACL
200
150
100
50
-
191
166
186
180
193
170
189
183
197
174
193
187
202
181
198
193
206
187
204
198
Cenário (Base) P10
Cenário (Base) P25
Cenário (Base) P50
Cenário (Base) P75
Cenário (Base) P90
ACL SE
ACL NE
ACL N
ACL Ponderado
Base P90

Graph 10 – Average market prices estimated by the consulting firm for the different sensitivity analyses in the base scenario, in the different sub-markets, and the weighted price.

Legend:

Cenário (Base) P10 = P10 Scenario (Base)

ACL Ponderado = Weighted ACL

Base P90 = P90 Base

On the other hand, find below the weighted market prices for the ACL, obtained based on the prices estimated by the consulting firm for the P90 sensitivity analysis in the base scenario:

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Graph 11 – Weighted price for the ACL obtained based on the prices estimated by the consulting firm for the P90 sensitivity analysis in the base scenario

Legend:

Média ACL Ponderado (P90) = Weighted ACL Average (P90)

ACL Ponderado = Weighted ACL

As an example for comparison, it was used the price percentile based on Dcide’s historical[5] information for the different sub-markets, considering the same portfolio[6] used by the consulting firm. It is presented in the table below the mentioned data from Dcide, considering the same trading strategy used by the consulting firm:

[5] The products published by Dcide for the Southeastern sub-market were used, considering the historical data from January 2015.For the Northeastern and Northern sub-markets, the historical data from October 2016 were considered (the beginning of the calculation of products in these sub-markets by Dcide). For the weighted calculation among sub-markets it was considered the history beginning on October, 2016 (start of products verification in the Northeast and North sub-markets by Dcide). We used the data up to November, 2021, and the base of Extended National Consumer Price Index (IPCA) on July, 2021 was:

•       1-year contracts: Product A+1

•       3-year contracts: Average of products A+1, A+2, and A+3

•       5-year contracts: Average of products A+1, A+2, A+3, A+4, and A+4

Since Dcide does not calculate prices for the A+5 product on a weekly basis, the value of the A+4 product was used twice to calculate prices for the 5-year contracts.

[6] The proposed portfolio was of 20% on 1-year supply agreements, 30% on 3-years supply agreements, and 50% on 5-years supply agreements.

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Portfolio[6]
Percentiles	SE	NE	N	Weighted
0%	324,62	242,45	243,93	248,41
5%	289,74	229,96	211,96	216,49
10%	254,44	221,63	194,91	210,13
15%	217,51	214,22	192,89	206,53
20%	213,33	211,83	190,78	203,44
25%	210,72	204,35	188,41	200,56
30%	207,67	200,28	186,15	196,69
35%	204,72	198,44	183,77	192,75
40%	199,79	196,32	180,26	190,09
45%	193,39	192,59	177,88	187,91
50%	190,86	188,17	175,60	185,55
55%	189,69	184,79	174,19	183,75
60%	187,83	181,58	172,93	181,12
65%	186,63	179,53	171,35	178,74
70%	184,26	177,06	169,99	177,34
75%	176,26	173,37	164,93	174,24
80%	173,80	165,45	162,99	168,25
85%	168,66	163,31	161,45	165,74
90%	161,78	156,48	153,57	158,47
95%	157,85	150,48	148,11	152,90
100%	149,45	142,63	140,06	145,38

Table 1 – Price percentile based on Dcide’s historical4 information for the different sub-markets and the weighted price, taking into account the same trading strategy6 used by the consulting firm.

The weighted price in the ACL obtained based on the prices estimated by the consulting firm for the base scenario in the P90 sensitivity analysis for the period from 2023 to 2052, was BRL188/MWh, on average. According to what can be observed in the table above, taking into account the Dcide’s database (Table 1), this price is situated in the P45 percentile, i.e., showing a low occurrence probability taking into account the historical information observed until now. Likewise, the weighted price in the ACL obtained based on the prices estimated by the consulting firm in the first five years was BRL245/MWh on average. For the period of 2023, the price was BRL262/MWh, being directly influenced by the 2022 PLD prices, used by consulting firm during the preparation of the forward curve. As can be observed in the abovementioned Table 1, the average price for the first five years is situated between percentiles P0 and P5 and the average price for the period of 2023 is above the P0 percentile, in other words, there are no prices of such magnitude in the historical information observed up to now. Hence, taking all these assessment metrics into account, this scenario cannot be deemed conservative.

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Additionally, it is important to note that in moments during which the market price approaches higher values, there is a natural reduction in liquidity, due to the lower propensity of buyers to trade (thus detaining their prices at high levels). Expanding this risk factor, we have that the amounts of energy that will not be subject to the quota system anymore are significant in comparison with current levels of liquidity in the ACL as a whole. Thus, it is expected that, in the first five years, is not possible to contract all the energy out of the quota system (descotizada) for the prices estimated by the consulting firm in the base scenario.

The consulting firm also simulated the scenarios taking into account: 1) that there be no revision of the guaranteed power outputs of the other plants subject to the MRE in 2023 and 2028; 2) the entry of the renewable sources and thermal power plants under Law No. 14,182; 3) Maximum premium of BRL10.00 in the price curve for the Northeast region; 4) Maximum premium of BRL20.00 in the price curve for the Northeast region; 5) the load growth at an annual rate equal to 3.6%; 6) inclusion of Angra 3 and the plants auctioned under Simplified Competitive Procedure 001/2021; 7) the load growth at an annual rate equal to 3.1%, as provided by EPE; 8) that the thermal power plants provided for in Law 14,182 have their inflexibility adjusted so that the maximum risk of system overflow is 10%; 9) the start-up of 50% of the thermal power plants provided for in Law No. 14,182; 10) 10% increase in the CPPS; 11) 14% increase in the CPPS; 12) Single CPPS for all sub-markets; 13) 10% reduction in the CPPS; and 14) 14% reduction in the CPPS. The weighted market price for the ACL, obtained based on certain prices estimated by the consulting firm in the P90 sensitivity analysis of the mentioned scenarios, is presented below, as well as the base scenario:

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ACL Ponderado
200
180
160
140
120
100
80
60
40
20
0
198
198
189
201
204
168
194
198
172
170
209
213
198
154
149
Cenário (Base) P90
Cenário (Sem revisão GF) P90
Cenário (Aplic. Lei 14.182) P90
Cenário (Agio de 10 NE) P90
Cenário (Agio de 20 NE) P90
Cenário (Carga 3,6% a.a.) P90
Cenário (ANGRA) P90
Cenário (EPE) P90
Cenário (Inflex Vert 10) P90
Cenário (Met Ter) P90
Cenário (Base CPPS+10%) P90
Cenário (Base CPPS+14%) P90
Cenário (Base CPPS Único) P90
Cenário (Base CPPS-10%) P90
Cenário (Base CPPS-14%) P90
ACL Ponderado
Base P90

Graph 12 – Weighted market price for the ACL obtained based on the prices estimated by the consulting firm for the P90 sensitivity analysis in different scenarios

Legend:

Cenário (Base) P90 = P90 Scenario (Base)

Cenário (Sem revisão GF) = Scenario (No GF revision)

Cenário (Aplic. Lei 14.182) = Scenario (Application of Law No. 14,182)

Cenário (Ágio de 10 NE) = Scenario (10 Premium NE)

Cenário (Ágio de 20 NE) = Scenario (20 Premium NE)

Cenário (Carga 3,6% a.a) = Scenario (Load 3.6% p.a.)

Cenário (ANGRA) = Scenario (ANGRA)

Cenário (EPE) = Scenario (EPE)

Cenário (Inflex Vert 10) = Scenario (10 Overflow Inflexibility)

Cenário (Met Ter) = Scenario (Add Thermal Power Plants)

Cenário (Base CPPS + 10%) = Scenario (Base CPPS + 10%)

Cenário (Base CPPS + 14%) = Scenario (Base CPPS + 14%)

Cenário (Base CPPS Único) = Scenario (Base Single CPPS)

Cenário (Base CPPS-10%) = Scenario (Base CPPS - 10%)

Cenário (Base CPPS – 14%) = Scenario (Base CPPS - 14%)

ACL Ponderado = Weighted ACL

Base P90 = P90 Base

20

According to the graph above, for the P90 sensitivity analysis: 1) the scenario assuming that there are no revisions of the guaranteed power outputs of the other plants subject to the MRE in 2023 and 2028 has an weighted market price for the ACL equal to the base scenario; 2) the scenario considering the entry of renewable sources and thermal power plants under Law No. 14,182 has a weighted market price for the ACL 4% lower than the base scenario; 3) the scenario considering a maximum premium of BRL10.00 in the price curve for the Northeast region has a weighted market price for the ACL 2% lower than the base scenario; 4) the scenario considering a maximum premium of BRL20.00 in the price curve for the Northeast region has a weighted market price for the ACL 3% higher than the base scenario; 5) the scenario considering a load growth at an annual rate equal to 3.6% has a weighted market price for the ACL equal to the base scenario; 6) the scenario considering the start-up of Angra 3 and the plants auctioned under Simplified Competitive Procedure 001/2021 has a weighted market price for the ACL 2% lower than the base scenario; 7) the scenario considering a load growth at an annual rate equal to 3.1%, as provided by EPE, has a weighted market price for the ACL equal to the base scenario; 8) the scenario considering that the thermal power plants provided for by Law No. 14,182 have their inflexibility adjusted so that the maximum risk of system overflow is 10% has a weighted market price for the ACL 11% lower than the base scenario; and 9) the scenario considering the start-up of 50% of the thermal power plants provided for by Law No. 14,182 has a weighted market price for the ACL 11% lower than the base scenario; 10) the scenario considering the 10% increase in the CPPS has a weighted market price for the ACL 6% higher than the base scenario; 11) the scenario considering the 14% increase in the CPPS has a weighted market price for the ACL 9% higher than the base scenario; 12) the scenario considering the single CPPS has a weighted market price for the ACL equal to the base scenario; 13) the scenario considering the 10% reduction in the CPPS has a weighted market price for the ACL 6% lower than the base scenario; and 14) the scenario considering the 14% reduction in the CPPS has a weighted market price for the ACL 23% lower than the base scenario.

The weighted market price for the ACL obtained based on the prices estimated by the consulting firm, given the 14% reduction in the CPPS used to prepare the forward curve, for the period from 2023 to 2052, was BRL145/MWh, on average. As it is possible to note in Table 1, this price is situated in the P100 percentile.

However, it is worth noting that the market prices obtained by the consulting firm for the P90 sensitivity analysis of this scenario in the first years are significantly above average until 2028, as demonstrated in the graph below:

21

ACL
300
250
200
150
100
50
0
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
2048
2049
2050
2051
2052
ACL Ponderado - Cenário (Base CPPS-14%) P90
Preço médio ACL Ponderado - Cenário (Base CPPS-14%) P90

Graph 13 – Weighted market price for the ACL, obtained based on the prices estimated by the consulting firm in the P90 sensitivity analysis, given the 14% reduction in the CPPS used to prepare the forward curve

Legend:

ACL Ponderado – Cenário (Base CPPS-14%) P90 = Weighted ACL – P90 Scenario (Base CPPS – 14%)

Preço médio ACL Ponderado – Cenário (Base CPPS – 14%) = Weighted ACL Average price – Scenario (Base CPPS - 14%)

The weighted market price for the ACL obtained based on prices estimated by the consulting firm, given the 14% reduction in the CPPS used to prepare the forward curve for the first five years was BRL182/MWh, on average. For 2023 was BRL230/MWh. As it is possible to note in the abovementioned Table 1, the average price for the first five years is situated between percentiles P55 and P60. For 2023 the price is situated between percentiles P0 and P5, that is, have a low probability of occurrence. In this regard, the prices provided by the consulting firm for the first five years of this scenario, in the P90 sensitivity analysis, do not have a high probability of occurrence.

Additionally, the weighted market price for the ACL obtained based on prices estimated by the consulting firm, given the inclusion of renewable sources and thermal power plants under Law No. 14,182, for 2023 to 2052 was BRL181/MWh. As it is possible to note in Table 1, this price is situated in the P60 percentile.

22

Accordingly, the market prices obtained by the consulting firm for the P90 sensitivity analysis of this scenario in the first years are significantly above average, as demonstrated in the graph below:

ACL
350
300
250
200
150
100
50
0
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
2048
2049
2050
2051
2052
ACL Ponderado - Cenário (Aplic. Lei 14.182) P90
Preço médio ACL Ponderado - Cenário (Aplic. Lei 14.182) P90

Graph 14 – Weighted market price for the ACL obtained based on prices estimated by the consulting firm for the P90 sensitivity analysis given the inclusion of renewable sources and thermal power plants under Law No. 14,182.

Legend:

ACL Ponderado – Cenário (Aplic. Lei 14.182) P90 = Weighted ACL – Scenario (Enforcement of Law 14,182) P90

Preço médio ACL Ponderado – Cenário (Aplic. Lei 14.182) = Weighted ACL Average price – Scenario (Enforcement of Law 14,182)

The weighted market price for the ACL obtained based on prices estimated by the consulting firm, given the inclusion of renewable sources and thermal power plants under Law No. 14,182, for the first five years was BRL238/MWh, on average. For 2023 it was BRL261/MWh. As can be observed in the abovementioned Table 1, the average price for the first five years is situated between percentiles P0 and P5 and the average price for the period of 2023 is above the P0 percentile, in other words, there are no prices of such magnitude in the historical information observed up to now. This occurs due to the method the consulting firm used to prepare the forward curve. It is believed that using sensitivity analysis criteria, with a reduction in CPPS considered in the forward curve of this conservative scenario (in terms of GSF), the prices obtained for the ACL might be equally conservative for this scenario.

23

2.4.	Other aspects

About contract portfolios for energy that will not be subject anymore to the quota system, the consulting firm emphasize the adoption of portfolio composition of the base case, the mix of agreements of 5, 3, and 1 year at the target ratio of 50%, 30%, and 20%, respectively, of the electricity traded in each period and the adoption of hedge according to the table below:

Table 2 – Portfolio Assumptions of Agreements and Hedge

Legend:

Premissas = Assumptions

anos = years

CASO BASE = BASE CASE

20% até 2025 e 10% após = 20% until 2025 and 10% after

It was observed in the report, and in the available spreadsheets, that the allocation of the sale of electricity sought to maintain such target ratio for the mix of agreements; however, as stressed by the consulting firm, the strategies outlined were exogenous to the financial model and no dynamic, iterative, or predictive strategies aiming at maximizing or establishing a criterion for risks assumed in the trading strategy to reach the Added Value were studied. Regarding this aspect, it is worth highlighting the risk of non-materialization of the strategy proposed in the future, given that the company may be subject to market conditions (price and liquidity) other than those presented by the consulting firm, especially considering the accommodation of the significant volume of energy that will not be subject anymore to the quota system.

About the hedge, given the uncertainty mainly linked to long-term scenarios, a possibility of assessment would be the use of a fixed price, throughout all years, that is established in line with the average GSF observed in the costly series of each scenario.

Finally, it is important to highlight that, for water and regulatory aspects (VII.3.2.) referred to in the consulting firm report, in item 3 “Entry of renewable sources starting in 2023 (ID: R3),” it was pointed out that it is possible to mitigate the commercial risks. However, as the consulting firm reported, it is necessary a previous strategic positioning of the company for future analysis of potential commercial mitigation measures, upon decision making for the business.

24

3.	CONCLUSION

This Technical Note aimed at highlighting the study scenarios and compare the results obtained by the consulting firm for different trading aspects, so that the risk involved in the transaction may be clearer and more quantifiable. This item includes all conclusions obtained throughout the analysis.

It was noted that there is no great variability among the 201 series of PLD throughout the years, especially when considering the exponential growth of uncertainties every year that distances from the beginning of the study horizon. Additionally, it was noticed that lower amounts simulated by the consulting firm to 2022 are still higher than the highest amounts ascertained by Dcide throughout 2021 for conventional energy to be supplied in 2022, which takes into account the influence of PLDs projections in the short term. At this moment, the market values ascertained for 2022 are way lower than the peak registered a few months ago. It is important to highlight that the price projections (PLD and forward) were made by the consulting firm given the prospects on the base date of August 2021, which significantly influenced the projections for 2022 and 2023. Therefore, these projections influenced forward prices for 2023 and 2024, the beginning of the calculation of concession bonuses studies.

Likewise, the PLD amounts estimated by the consulting firm for the P90 sensitivity analysis in the first years is higher than the average PLD for the period assessed. As a comparison, the average PLD amounts average in the first five years (BRL352/MWh) is significantly above the average PLD of this sensitivity analysis (BRL213/MWh). It is important to highlight again that, with the current expectation of way lower prices for 2022, this downtrend may also be observed in the subsequent years. In this regard, the consideration of a high PLD for 2022 affected the method of the consulting firm to prepare the forward curve.

As it happens for the PLD projections, it was noted that there is no great variability among the 201 series of the GSF throughout the years, especially when considering the exponential growth of the uncertainties every year that gets more distant from the start of the study horizon. Additionally, in the base scenario, at the P90 sensitivity analysis, it was noted that the GSF for the first two years (98%, on average) is fairly high compared to the current scenario of the water crisis. For comparison purposes, Eletrobras’ internal projections point to GSF values of about 80% in the first two years, given the current scenario of low storage and the SIN historical operation. Over the last few years, it was observed an increase in thermal dispatch because of power restriction and unit commitment, necessary for the system’s optimal function, for operative applications due to power restrictions and dispatch. This occurs due to the growth of sources with intermittent dispatch characteristics in the Brazilian energy matrix. It is also possible to observe the growth of dispatch by energy guarantee in the operations history, in order to maintain the reliability of operations in moments of low availability of hydraulic resources in the reservoirs of the National Interconnected System (SIN).

25

This characteristic, which has already been observed in the current matrix, tends to increase due to the growth of intermittent generation projects indicated in the expansion plans, which would result in a continuous thermal dispatch relevant in the base and cause, as a result, greater impact on the GSF.

It is worth mentioning that the occurrence of high PLDs with GSFs close to 1 is not regular because the greater thermal dispatch to meet the systems requirements influences the PLD and decreases the hydraulic generation, which consequently reduces the GSF. On the other hand, low PLDs with low GSFs should not be commonly observed either, but such happens regularly. This happens because of the imbalance in the system operation originating from measures such as the dispatch outside merit order for energy guarantee, which distorts the optimal operation of the models and, consequently, the PLD and GSF.

The scenario that considers the entry of renewable sources and thermal power plants under Law No. 14,182, proved to be the most conservative GSF scenario among the simulated ones. However, it is observed in the P90 sensitivity analysis of this scenario that the GSF in the first two years (87%, on average) is a little high compared to the current scenario of the water crisis. For comparison purposes, Eletrobras’ internal projections point to GSF values of about 80% in the first two years given the current scenario of low storage and the SIN historical operation.

The weighted price for the ACL obtained based on the prices estimated by the consulting firm for the base scenario in the P90 sensitivity analysis for the period from 2023 to 2052, was BRL188/MWh, on average. Considering Dcide’s database, this price is situated in the P45 percentile, i.e., showing a low probability of occurrence considering the historical information observed up to now. Likewise, the weighted price in the ACL obtained based on the prices estimated by the consulting firm in the first five years was BRL245/MWh on average. For the period of 2023, the price was BRL262/MWh, being directly influenced by the 2022 PLD prices, used by consulting firm during the preparation of the forward curve. Considering Dcide’s database, the average price for the first five years is situated between percentiles P0 and P5 and the average price for the period of 2023 is above the P0 percentile, in other words, there are no prices of such magnitude in the historical information observed up to now. Hence, taking all these assessment metrics into account, this scenario cannot be deemed conservative.

26

Additionally, it is important to note that in moments during which the market price approaches higher values, there is a natural reduction in liquidity, due to the lower propensity of buyers to trade (thus detaining their prices at high levels). Expanding this risk factor, we have that the amounts of energy that will not be subject to the quota system anymore are significant in comparison with current levels of liquidity in the ACL as a whole. Thus, it is expected that, in the first five years, is not possible to contract all the energy out of the quota system (descotizada) for the prices estimated by the consulting firm in the base scenario.

The weighted price for the ACL obtained based on the prices estimated by the consulting firm, considering a 14% reduction in the CPPS used to prepare the forward curve, for the period from 2023 to 2052, was BRL145/MWh, on average. Again, by comparing it with Dcide’s database, this price is situated in the P100 percentile. However, it is worth noting that the market prices obtained by the consulting firm for the P90 sensitivity analysis of this scenario in the first years are significantly above average. The weighted market price for the ACL obtained based on the prices estimated by the consulting firm in the first five years was BRL182/MWh on average. For 2023, it was BRL230/MWh. Considering Dcide’s database, the average price for the first five years is at the P30 percentile. For 2023, the price is situated between percentiles P55 and P60, that is, have a low probability of occurrence. In this regard, the prices provided by the consulting firm for the first five years of this scenario, in the P90 sensitivity analysis, do not have a high probability of occurrence.

Additionally, the weighted market price for the ACL obtained based on prices estimated by the consulting firm, given the inclusion of renewable and thermal power plants under Law No. 14,182, for 2023 to 2052 was BRL181/MWh. Considering Dcide’s database, this price is situated in the P60 percentile. Accordingly, the market prices obtained by the consulting firm for the P90 sensitivity analysis of this scenario in the first years are significantly above average. The weighted market price for the ACL obtained based on prices estimated by the consulting firm, given the inclusion of renewable sources and thermal power plants under Law No. 14,182, for the first five years was BRL238/MWh, on average. For 2023, it was BRL261/MWh. As can be observed in the abovementioned Table 1, the average price for the first five years is situated between percentiles P0 and P5 and the average price for the period of 2023 is above the P0 percentile, in other words, there are no prices of such magnitude in the historical information observed up to now. This occurs due to the method the consulting firm used to prepare the forward curve. It is believed that using sensitivity analysis criteria, with a reduction in the CPPS considered in the forward curve of this conservative scenario (in terms of GSF), the prices obtained for the ACL might be equally conservative for this scenario.

27

It was observed in the report, and in the available spreadsheets, that the allocation of the sale of electricity sought to maintain such target ratio for the mix of agreements; however, as stressed by the consulting firm, the strategies outlined were exogenous to the financial model and no dynamic, iterative, or predictive strategies aiming at maximizing or establishing a criterion for risks assumed in the trading strategy to reach the Added Value were studied. Regarding this aspect, it is worth highlighting the risk of non-materialization of the strategy proposed in the future, given that the company may be subject to market conditions (price and liquidity) other than those presented by the consulting firm, especially considering the accommodation of the significant volume of energy that will not be subject anymore to the quota system.

About the hedge, given the uncertainty mainly linked to long-term scenarios, a possibility of assessment would be the use of a fixed price, throughout all years, that is established in line with the average GSF observed in the costly series of each scenario.

Finally, it is important to highlight that, for the water and regulatory aspects (VII.3.2.) referred to in the consulting firm report, in item 3 “Entry of renewable sources starting in 2023 (ID: R3),” it was pointed out that it is possible to mitigate commercial risks. However, as the consulting firm reported, it is necessary a previous strategic positioning of the company for future analysis of potential commercial mitigation measures, upon decision making for the business.

Finally, it is important to highlight that the following points were not analyzed in any sensitivity analyses or scenarios proposed: 1) the adequacy of the operation and expansion costs, the Weighted Cost of Production per Sub-Market (CPPS), including the Levelized Cost of Energy (LCOE) that the consulting firm used; 2) generation and demand expansion planning, defined by the consulting firm, as well as any delays in the original planning; 3) the planning regarding the expansion of transmission, as well as the restrictions that the consulting firm used as a basis to limit the amount of wind and solar energy for the next few years and any delays in implementation; 4) the restrictions on the availability of gas pipelines that the consulting firm used as a basis to simulate any delays in the start-up of the thermal plants provided for in Law 14,182/2021; 5) the feasibility of the amounts considered for the ordinary review of the guaranteed power output in 2023 and 2028; and 6) the projection of RAG (Annual Generation Revenue) and GAG (Cost of Management of Generation Assets), and consequent revisions, as well as other parameters for defining revenues associated with plants under the quota system.

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Luiz Carlos Gomes Teixeira – DGCE

Approved by: ______________________________________________

Marcelle Caroline Thimotheo de Brito – DGCE

Attachment:

•	Full report with with data sent by CNPE for definition of the added value of the concessions – version 01.54, prepared by the consulting firm Upside Finanças Corporativas Ltda., received on December 30, 2021.

29

Qualitative analysis of the trading method used in the calculation the added value of new concession agreements

18-Oct-2021

Generation Division – DG
Electricity Trading – DGC
Integrated Electricity Trading Department – DGCE

1. INTRODUCTION	3
2. TRADING ASPECTS	4
2.1. Links between the official models	4
2.2. PLD	8
2.3. Market Prices – Free Market Environment (ACL)	8
2.4. Optimization Tariff – TEO	14
3. RISKS SUMMARY	14
3.1. Counterparty credit risk	14
3.2. Risks related to trading	15
3.2.1. Risk associated with settlement in the Short-Term Market (MCP)	15
3.2.2. The risk associated with the contracted revenue	16
3.2.3. Risk and sensitivity analyses	17
3.3. The risk associated with water and regulatory aspects	17
4. CONCLUSION	18

2

1.	INTRODUCTION

This study is inserted into the context of the capitalization of Eletrobras. As for the topic, on February 23, 2021, the Federal Government handed Provisional Measure (MP) No. 1,031/2021 to the National Congress, which aimed to allow the Brazilian National Bank for Economic and Social Development – BNDES to start studies to organize the capitalization of Eletrobras.

After being examined by both Houses of the National Congress, the House of Representatives passed MP No. 1,031/2021 on June 21, 2021, which then had to be sanctioned by the President of the Republic. On July 12, 2021, MP No. 1,031/2021 was converted into Law No. 14,182/2021, with the vetos of the President of the Republic.

In this context, Upside was contracted by Eletrobras to calculate the concession amount under the Company capitalization process, as a support to the decision of the top management of Eletrobras.

At first, it is possible to note that Law No. 14,182/2021 conditions the capitalization of Eletrobras to the grant of new concessions of electricity generation, which calculation is incumbent upon the National Council for Energy Policy – CNPE, presided over by the Minister of State for Mines and Energy – MME. This calculation was determined by CNPE in an extraordinary meeting held on August 31, 2021.

Proceeding with the analysis of Eletrobras, on October 16, 2021, Upside handed the Economic and Financial Study Report - Calculation of the Concession Amount, version 01.32 (Detailed Report on the Method, Assumptions, and Risk Factors). Based on this report and spreadsheets sent, qualitative analyses were made, on a swift basis, of the supplementation to this last version. The subject matter of this study was not to perform a quantitative analysis of the results obtained as to the Price for Settlement of Differences (PLD), Generation Scaling Factor (GSF), prices in the Free Market Environment (ACL), and hedge.

Moreover, we emphasize that Eletrobras trading area is not responsible for the following topics and, for this reason, they were not addressed in any of the proposed scenarios: 1) the adequacy of the operation and expansion costs, the Weighted Cost of Production per Sub-Market (CPPS), including the Levelized Cost of Energy (LCOE) that the consulting firm used; 2) generation and demand expansion planning, defined by the consulting firm, as well as any delays in the original planning; 3) the planning regarding the expansion of transmission, as well as the restrictions that the consulting firm used as a basis to limit the amount of wind and solar energy for the next few years and any delays in implementation; 4) the restrictions on the availability of gas pipelines that the consulting firm used as a basis to simulate any delays in the start-up of the thermal plants provided for in Law 14,182/2021; 5) the feasibility of the amounts considered for the ordinary review of the guaranteed power output in 2023 and 2028; and 6) the projection of RAG (Annual Generation Revenue) and GAG (Cost of Management of Generation Assets), and consequent revisions, as well as other parameters for defining revenues associated with plants under the quota system.

3

2.	TRADING ASPECTS
2.1.	Links between the official models

The Brazilian energy system has large reservoirs, capable of multi-annual regulation. Therefore, the operation models should approach a long-term horizon (typically five years, discretized in months). On the other hand, long-term models generally present less detail on the operating constraints of the system, such as constraints of the local grid or the power plant.

The dispatch and associated marginal costs depend on two key factors: the available energy and the load to be met. Since it is impossible, over a long-term horizon, to know the exact values of load and availability, the operating model corresponds to a stochastic algorithm for decision under uncertainty.

As a result, the Brazilian operation is not based on a model, but on a chain of official models:

• The Synthetic Energy and Flow Series Generation (GEVAZP) Model, developed with the objective of generating a tree of inflow scenarios to be considered in the stochastic optimization problems solved by the models employed in the medium- and short-term operation planning (Interconnected Equivalent Subsystems Hydro power plants Generation Strategic Model (NEWAVE), Simulated Individualized Power Plants for Interconnected Hydrothermal Systems (SUISHI), and Short-Term Hydrothermal Dispatch Model (DECOMP)), respecting the characteristics of the solution methods used of each model.

• The long-term model (NEWAVE) has a horizon of usually five years and evaluates the water values at the end of each period (month);

• The short-term model (DECOMP) has a two-month horizon (usually divided into weekly steps and load levels), evaluating the operation for each time step (dispatch and marginal costs).

• The hourly discretization model (DESSEM) performs the operation of hydrothermal systems in intervals of up to half an hour and a horizon of up to two weeks. The electric grid is represented by the linear model (or DC) with losses, including safety constraints, and unit commitment constraints are incorporated in the thermoelectric generating units, including the operation of combined cycle thermal power plants.

4

The DECOMP model performs weekly discretization, divided into three “steps” (levels): base, average, and peak load. However, it is acknowledged that this representation cannot fully capture the system’s needs and costs. This problem is relevant as the supply has been increasingly dependent on renewable generation – not only due to resource uncertainties and volatility but also due to daily modulation.

Such variability makes it impossible to rely on an “average” representation of this type of energy. However, both NEWAVE and DECOMP (long and medium/short term models) still express renewable energy (small hydro plants, wind, photovoltaic, and biomass) through monthly averages, obtained by a typical historical generation profile.

On the other hand, NEWAVE and DECOMP represent the transmission system with an electrical/energy representation, less detailed, where only the main exchange lines are accommodated and some electrical constraints represented. In this sense, the DESSEM model tries to fill these gaps by establishing a link between the weekly dispatch calculated by NEWAVE/DECOMP and the hourly pre-dispatch of the following day. The model uses the future cost function calculated by DECOMP (weekly) and disaggregates it by each half-hour (30 minutes), according to the model:

•       DC modeling of the electric grid, including constraints on circuit flow limits, transmission losses, and additional system security constraints.

•       Individual representation of the reservoirs, modeling various aspects such as backwater and water propagation curves between consecutive plants in cascade.

•       Production function modeling of hydro power plants, considering variable productivity with head, by representing the generation as a piecewise linear function of storage, turbination, and spillage in the plant.

•       Unit commitment modeling of the thermal generating units, such as minimum on/off times, startup and shutdown trajectories, maximum ramps for load taking/relief, startup cost, non-linear cost of generation and operation of combined cycle thermal units

•       Minimum outflow restrictions for the reservoirs and standby volumes for flood control.

5

As the official models of the sector are autoregressive and estimate future scenarios of hydrological availability considering the historical information, they quickly tend to the long-term average, eliminating climatological effects. Furthermore, they do not consider climatological cycles (Niños, Niñas, etc.) or even trends of climate change already visible in most Brazilian watersheds. The consulting firm reported that the methodology used seeks to adjust the model chain simulation for price calculation, at the same time preserving the faithful reproduction of the official model chain, but adjusting future scenarios to the most realistic projections. For that, a chained model was used that each month re-runs the chain of programs, simulating at each instant of time the calculation of the official models to the forecasted scenarios.

The consulting firm detailed that the chained model could be summarized in the following steps:

1. Every month, projection of climatological availabilities (hydrology, winds, solar radiation, etc.). Calculation of reservoir productivities associated with the level of the represented reservoirs.

2. Reproduction of the Newave/Decomp chain operation for the forecast scenarios.

3. Dispatch calculation (and by-products: price for settlement of differences (PLD), GSF, etc.).

4. Correction of the storage status at the end of the month (considering the real availabilities given by all climatological variables, as well as the real plants productivity for the observed reservoir levels.

5. Return to step 1, to run the model chain for the following month.

Below is the diagram prepared by the consulting firm to exemplify the process described above:

6

CENÁRIO
carga
hidrologias
ventos
radiação solar
configuração
Ajustamos os armazenamentos à realidade
CENÁRIO
carga
hidrologias
ventos
radiação solar
configuração
NEWAVE
DECOMP
NEWAVE
DECOMP
RESULTADOS
Armazenamentos (i+1)
Replicamos a metodologia oficial
RESULTADOS
Despacho (i)
PLD (i)
RESULTADOS
Despacho (i+1)
PLD (i+1)
t = i
t = i+1

Figure 1 – Diagram of the chained model run, prepared by the consulting firm

Legend:

Cenário = Scenario

carga = load

Hidrologias = Hydrologies

ventos = wind

radiação solar = solar radiation

configuração = configuration

Ajustamos os armazenamentos à realidade = We adjust storage to reality

Replicamos a metodologia oficial = We replicate the official methodology

RESULTADOS = RESULTS

Despacho = Dispatch

Armazenamentos = Storage

The consulting firm reported that the results would exactly replicate the calculations of the official model chain, at the same time eliminating the trends of the synthetic hydrologic series and the flow x generation “over-productivity.”

Considering that the consulting firm reported having exactly replicated the calculations of the official model chain of the Brazilian energy sector, preserving the faithful reproduction of the model chain, despite that there is no way to validate the model or replicate its results, there is no obstacle to the chained execution of the sector’s official methodology through its tool.

7

2.2.	PLD

The price for settlement of differences (PLD) is calculated by the Electricity Trading Chamber – CCEE and is defined, generally, based on marginal costs of system operation, restricted by a ceiling and floor regulatory limits. These prices are assessed once a month through a chain of models particularly conceived for the operation of the Brazilian hydrothermal system and are refined on a weekly (DECOMP) and daily (DESSEM) basis.

To each PLD assessment, future scenarios are built by the chaining of official models, also considering perceptions of the National Electric System Operator – ONS and the Electricity Industry Monitoring Committee – CMSE.

Since the hydrological conditions and operation goals change frequently, the volatility of the PLD is fairly high. Nowadays, the PLD is published by sub-market with an hourly discretization.

Considering that the consulting firm calculated the PLD from the chained execution of the official methodology of the Brazilian energy sector, besides considering the regulatory ceiling and floor limits, there is no obstacle to the methodology used to obtain the PLD.

2.3.	Market Prices – Free Market Environment (ACL)

The consulting firm reports that it has built a forward price curve from the observed historical information and some of the variables that impact its behavior. For that, the PLD was used as a short-term driver, which would affect not only the result but also the agents’ perception. The Weighted Cost of Production per Sub-Market (CPPS) was also used, based on the premise that selling for long periods below its cost price would harm the business. This projection was not intended to replicate specific marketing strategies or subjective perceptions/expectations. On the contrary, the model would have been developed from the concrete data that the consulting firm had access to.

The consulting firm cites that it used three historical forward prices for each contractual type (1 year, 3 years, 5 years) from various trading companies and specialized institutions (Dcide and BBCE). The historical information composition, resulting from multiple sources, would be important to eliminate any strategy bias associated with a single agent, or a specific methodology for processing of data. The monthly price would be the average of the prices charged in each month weighted by the amounts sold. The objective would be to eliminate possible distortions associated with non-significant trades.

The model would have been built from two tools:

8

1.	A neural network, which would seek the construction of the following function:

Forward Price = ALFA * PLD + BETA * CPPS

The network would be relatively simple and could be schematized as shown in the figure below:

Figure 2 – Diagram of the neural network, prepared by the consulting firm

Legend:

Histórico de preços = Historical prices

PLD = PLD

Curvas LCOE = LCOE Curves

REDE NEURAL = NEURAL NETWORK

Função Expectativas = Function Expectations

Parâmetros ALFA e BETA = ALPHA and BETA Metrics

The consulting firm reports that the neural network pointed to an inconsistency: the variability of the forward curve would be much smaller than that of the PLD. It would have detected as a result a threshold beyond which market prices would no longer follow PLD prices. The consulting firm analyzed the results obtained and found that this threshold corresponded to the historical CPPS. It would have been for this reason, following the results of the mathematical model, that the market price expectation function would present the lower limiter equal to the expected CPPS.

2.	A statistical linear regression model, which would confirm the function obtained by the neural network.

After obtaining the specific function for each type of contract, the consulting firm used a linear regression model for each type of contract to analyze the confidence of the obtained function. Table 1 presents the results obtained: the number of samples and adherence, for each year, was approximately 95% – which the consulting firm considered quite satisfactory, given the uncertainties experienced in the Brazilian electricity market.

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Formation of Forward Prices
	# Samples	Alfa	Beta	R²
1 year	1328	1.0825	-	0.962
3 years	1175	0.6308	0.3692	0.947
5 years	372	0.1292	0.8708	0.968

Table 1 – Formation of forwarding prices, prepared by the consulting firm

To form the prices of the forward curve the consulting firm used the CPPS and the PLD, according to data in table 1. The PLD would be multiplied by Alpha and the CPPS by Beta. Additionally, the consulting firm adopted the CPPS as the lower bound of market prices.

It is highlighted that the company did not have access to data used by the neural network that defined the metrics, and it does not form part of the expertise and consequently the attributions of Eletrobras’ trading area to use this computational technique, the basis for the forward price curve in the ACL, as well as the statistical regression model.

On the other hand, here are the market prices for the ACL obtained by the consulting firm for the base scenario, for the Southeastern sub-market, in the P90 sensitivity (the most conservative envelope presented):

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ACL e PLD - P90
300,00
250,00
200,00
150,00
100,00
50,00
-
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
2048
2049
2050
2051
2052
PLD
ACL (1 ano)
ACL (3 anos)
ACL (5 anos)
ACL (Portfolio)

Chart 1 – Market prices for the ACL obtained by the consulting firm for the Southeastern sub-market and the PLD – Base scenario, P90 sensitivity

As a comparison example, following is the table with the price maintenances based on Dcide’s historical information[1] for the Southeastern sub-market, considering the same portfolio[2] used by the consulting firm:

Portfolio[2]
Percentiles	VaR
0%	327.74

The products published by Dcide for the Southeastern sub-market were used, considering the historical information from January 2015 to September 2021, being on the basis of the IPCA of August 2021:        1-year agreements: Product A+1        3-year agreements: Average of the A+1, A+2, and A+3 products        5-year agreements: Average of products A+1, A+2, A+3, A+4, and A+4Since Dcide does not calculate prices for the A+5 product on a weekly basis, the value of the A+4 product was used twice to calculate prices for the 5-year agreements.

The proposed portfolio was 20% in agreements with 1 year of supply, 30% in agreements with 3 years of supply, and 50% in agreements with 5 years of supply.

The products published by Dcide for the Southeastern sub-market were used, considering the historical data from January 2015. For the Northeastern and Northern sub-markets, the historical data from October 2016 were considered (the beginning of the calculation of products in these sub-markets by Dcide). Data up to September 2021 were used, based on the IPCA of August 2021.

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5%	296.27
10%	257.56
15%	219.84
20%	215.96
25%	213.12
30%	210.06
35%	207.12
40%	202.91
45%	196.10
50%	193.31
55%	191.89
60%	189.83
65%	188.80
70%	186.91
75%	178.67
80%	175.42
85%	168.92
90%	163.17
95%	157.65
100%	150.89

Table 2 – Price maintenances based on Dcide historical information1 for the Southeastern sub-market, considering the same trading strategy2 used by the consulting firm

The average portfolio price obtained by the consulting firm for the base scenario at the P90 sensitivity, from its database for the Southeastern sub-market for the period 2023 to 2052 was BRL180.61/MWh. As can be seen in the table above, this price is between P70 and P75, considering Dcide’s database (Table 2).

Moreover, the following maintenances[3] are observed based on Dcide’s historical data for the A+1 product, which is the product with the highest volatility within the trading strategy used by the consulting firm, in the different sub-markets:

1-year Agreements (A-1)
Percentiles	SE	NE	N

The products published by Dcide for the Southeastern sub-market were used, considering the historical data from January 2015. For the Northeastern and Northern sub-markets, the historical data from October 2016 were considered (the beginning of the calculation of products in these sub-markets by Dcide). Data up to September 2021 were used, based on the IPCA of August 2021.

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0%	434.26	335.14	337.81
5%	365.41	287.44	288.30
10%	343.29	256.93	228.22
15%	254.07	250.62	225.25
20%	247.91	247.44	221.53
25%	243.39	235.56	217.71
30%	237.97	229.13	215.33
35%	229.51	222.24	206.45
40%	221.45	217.18	200.91
45%	215.57	214.41	194.08
50%	208.35	209.78	191.38
55%	206.35	203.64	189.64
60%	203.74	199.73	188.06
65%	201.76	195.29	186.18
70%	196.46	193.51	184.29
75%	193.71	190.24	181.88
80%	185.94	187.95	179.90
85%	172.77	183.50	168.82
90%	161.17	162.40	159.99
95%	151.73	148.36	145.71
100%	142.09	133.98	130.87

Table 3 – Price maintenances based on Dcide historical information3, for the A+1 product, in the different sub-markets

As can be seen in the table above, the price floor observed up to now was BRL142.09/MWh in the Southeastern sub-market, BRL133.98/MWh in the Northeastern sub-market and BRL130.87/MWh in the Northern sub-market. In the P95 percentile were observed prices of BRL151.73/MWh for the Southeast region, BRL148.36/MWh in the Northeast region, and BRL145.71/MWh in the North region.

In addition, we noted that the average volatility (annual basis) considering the historical information from January 2015 of energy in the Southeastern sub-market is 11.97% in the Long-Term series[4] and 19.18% in the A+1 product.

Average of products A+1, A+2, A+3, A+4.

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2.4.	Optimization Tariff – TEO

The consulting firm considered that the electricity generation of each plant would follow the GSF every month. Therefore, there would be no settlement at the Optimization Energy Tariff (TEO), that is, this tariff would not need to be considered since there would be no energy transactions in the context of the MRE.

Taking into account the uncertainties associated with the generation per plant, especially in relation to the long term, from the trading point of view only, there is no obstacle to the simplification used in relation to the application of the Optimization Energy Tariff (TEO).

3.	RISKS SUMMARY

Additionally, the consulting firm consolidated the main risk factors identified. For each of the risk groups the consulting firm sought to: (i) identify the risks; (ii) describe the risks; (iii) analyze in terms of perspective of occurrence and impact; and (iv) score or propose their mitigating factors. The main points that would affect the aspects related to trading are listed below.

3.1.	Counterparty credit risk

The consulting firm states that credit risk encompasses the entire possibility of default existing in a transaction, that is, the inability to accurately predict that the obligations acquired by the parties shall be fulfilled. It would be a very present risk in business and financial deals. Considering that Eletrobras would sell its energy in the free market (ACL), there would be the risk that eventually the buyer of the energy would not honor its obligations. If no mitigation system were adopted, the probability of this risk occurring could be medium to high. The impact of this risk would be medium to high, depending on the concentration of sales to customers with a high risk profile. In order to mitigate this risk, the consulting firm recommended the establishment of a Risk Acceptance Criteria (CAR) where each customer would have its exposure limits. This procedure should have the preliminary involvement of the Compliance Area and would be managed by a Credit Area. This area would establish prior limits in relation to the volume and term of exposure of each counterparty, as well as monitor the economic and financial ratios of the purchasing counterparty. There should also be a clear exposure policy for each purchasing counterparty so that the credit risk is diluted.

It is important to highlight that in 2021 the Eletrobras Board of Executive Officers and the Eletrobras Board of Directors approved the revision of the Eletrobras Companies’ Energy Sales Policy and the creation of the Eletrobras Companies’ Counterparty Risk Regulation. At this time, the manual containing details of the monitoring and management of counterparty risk is in the final stages of preparation. It is understood that the set of these documents details the processes and methods that adequately address the counterparty risk at Eletrobras Companies.

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3.2.	Risks related to trading
3.2.1.	Risk associated with settlement in the Short-Term Market (MCP)

The consulting firm reports that the settlement in the MCP is a function of the PLD, which is volatile and extremely dependent on the market scenario. In this regard, the variation in demand, as well as the variation in the supply of the system would impact the PLD. It is important to highlight that the settlement in the MCP also depends on the amount to be settled, which in this case is directly related to the GSF level verified.

Furthermore, the consulting firm emphasizes that the increase in supply (wind, photovoltaic, and inflexible thermal generation) would have to be absorbed by the system at zero variable cost. With this, there would be a real risk that the amount of energy produced by these sources would displace the dispatch of hydro power plants: these plants would stop generating not because of the lack of water but because of a lack of demand. This risk would negatively impact both PLD values and GSF levels.

The hydrological component was also emphasized by the consultancy given that the hydrological trends close to or above the historical average tend to raise reservoirs.

On the other hand, hydrological conditions below the historical average can reduce the reservoirs and require a more intense thermal dispatch, with higher marginal operating costs.

This additional risk would also impact both PLD values and GSF levels. The consulting firm also reports that, although the generation expansion projected by sector authorities points to transmission reinforcements that eliminate price differences, it is possible that operating guidelines, local constraints, or even circumstantial ones, create imbalances that lead to price differences between sub-markets. The consulting firm opted to leave only the indication of this possibility since it understood that these scenarios are unpredictable and are not indicated in the models and official data. It should be noted that the results simulated by the consulting firm did not indicate differences between sub-markets in the horizon studied. However, these differences have been observed recurrently over the last few years and substantially influence the prices charged in the ACL.

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Thus, for the scenarios that shall be analyzed with the sensitization of the base case, as mentioned in section VII.4 of the Detailed Report on the Method, Assumptions, and Risk Factors, it is recommended an evaluation of the probability of not having price differences among the sub-markets and the influence that this finding may cause on the prices charged in the ACL.

3.2.2.	The risk associated with the contracted revenue

The consulting firm cites that the projection of contracted revenue depends on contract prices, which in turn depend on a number of factors, such as the business strategies of each agent, which depend on a wide range of factors. It points out that the perception of sellers and buyers about future energy prices includes the PLD. It also cites that if the PLD is reduced, some sellers might feel pressured to sell at the lowest prices, even if they would be disadvantageous deals. Furthermore, it cites that the massive entry of renewable sources by 2025 could lead to oversupply and bring down market prices in the ACL.

The consulting firm points out that the impact of all these effects on the market would be subjective and unpredictable. For this reason, it would have opted for statistical adjustment of prices from historical information, which to date would have resulted in assertive projections. However, this statistical adjustment considers a restricted historical information and without the systemic changes reported.

At this point, in the next step, it is recommended that the consulting firm perform a risk and sensitivity analysis of forwarding price curve values, not considering only a deterministic floor of the CPPS, as this floor premise limits the risk analysis to these deterministic values and does not consider all the other notes and possibilities of structural reduction of marginal costs and its consequent impact on market prices.

For the risk and sensitivity analysis, it could be used as a lower limiter the price floor observed up to now in the sub-markets (BRL142.09/MWh in the Southeastern sub-market, BRL133.98/MWh in the Northeastern sub-market, and BRL130.87/MWh in the Northern sub-market), or a conservative P95 percentile (BRL151.73/MWh for the Southeast region, BRL148.36/MWh in the Northeast region, and BRL145.71/MWh in the North region), according to table 3, in item 2.3 of this technical note.

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3.2.3.	Risk and sensitivity analyses

To quantify the risks associated with settlement in the MCP and contracted revenue, the consulting firm recommended that in the next step a sensitivity analysis of the result of energy trading be performed, addressing the following points:

•       Expansion and revision of the guaranteed power output: sensitivity to the entry schedule of renewable sources and inflexible thermal power plants, as well as the results of the revised guaranteed power outputs.

•       Hydrological availability: sensitivity to hydrological inflows.

•       Sensitivity to demand growth.

Corroborating the proposal presented by the consulting firm, it is recommended that the risk and sensitivity analyses above be carried out considering the direct and significant effects on the aspects related to trading, without prejudice to the recommendations of the previous sub-items. Additionally, it is recommended that the risk and sensitivity analysis associated with transmission restrictions that may cause differences in the PLD between the sub-markets to be carried out.

3.3.	The risk associated with water and regulatory aspects

The consulting firm points out the risk that the guaranteed power outputs (GF) of the other plants of the MRE are not reviewed. This would be a not negligible risk for Eletrobras, since it would improve the GSF of the MRE, at the expense of reducing the participation of Eletrobras plants in the total energy allocated to them. The impact of the guaranteed power outputs of the MRE not being revised shall be analyzed with the sensitization of the base case.

The consulting firm also argues that, although the contracting of the thermoelectric plants that are the object of Law 14,182/2021 would have the ability to attenuate the depth of possible future crises associated with the scarcity of water resources, especially in the medium-term, they would also contribute strongly to the displacement of hydro power plants, reducing the value of the GSF. The impact of the implementation schedule of the thermoelectric plants with 70% inflexibility shall be analyzed with the sensitization of the base case.

It is also cited that the large volume of renewable sources that shall come into operation as of 2023 would have a similar effect. These would be risks that would require strategic positioning by the company in addition to commercial mitigation of them. The impact of the implementation schedule of renewable sources from 2023 shall be analyzed with base case awareness.

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The consulting firm states that an oversupply, driven by subsidized renewable sources and inflexible thermal power plants, associated with the prospect of rising tariffs, shall provide a GSF below 1,0, but with contract prices even more out of line with the PLD, which requires attention. In the formulation prepared by the consulting firm the CPPS deterministically was used as the floor of contract prices in the ACL. As in item 3.2.2, it is recommended that in the next step the consulting firm perform a risk and sensitivity analysis of forwarding price curve values, not considering the deterministic CPPS floor since this floor assumption limits the risk analysis to these deterministic values and does not consider all the other notes and possibilities of structural reduction of marginal costs and its consequent impact on market prices. For the risk and sensitivity analysis, it could be used as a lower limiter the price floor observed up to now in the sub-markets (BRL142.09/MWh in the Southeastern sub-market, BRL133.98/MWh in the Northeastern sub-market, and BRL130.87/MWh in the Northern sub-market), or a conservative P95 percentile (BRL151.73/MWh for the Southeast region, BRL148.36/MWh in the Northeast region, and BRL145.71/MWh in the North region), according to table 3, in item 2.3 of this technical note.

In relation to the water and regulatory aspects cited, corroborating the proposal presented by the consulting firm, it is recommended that the risk and sensitivity analyses above be carried out in view of the direct and significant reflexes on the aspects related to trading. It is important to highlight that the consulting firm mentioned that it is possible to perform the commercial mitigation of risks, however, it did not detail how this can be done. It is recommended then that the risk analysis should also include the details of the suggested commercial mitigation.

4.	CONCLUSION

Considering that the consulting firm reported having exactly replicated the calculations of the official model chain of the Brazilian energy sector, preserving the faithful reproduction of the model chain, despite that there is no way to validate the model or replicate its results, there is no obstacle to the chained execution of the sector’s official methodology through its tool.

Considering that the consulting firm calculated the PLD from the chained execution of the official methodology of the Brazilian energy sector, besides considering the regulatory ceiling and floor limits, there is no obstacle to the methodology used to obtain the PLD.

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Taking into account the uncertainties associated with the generation per plant, especially in relation to the long term, from the trading point of view only, there is no obstacle to the simplification used in relation to the application of the Optimization Energy Tariff (TEO).

Regarding counterparty risk, in 2021 the Eletrobras Board of Executive Officers and the Eletrobras Board of Directors approved the revision of the Eletrobras Companies’ Energy Trading Policy and the creation of the Eletrobras Companies’ Counterparty Risk Regulation. At this time, the manual containing details of the monitoring and management of counterparty risk is in the final stages of preparation. We understand that the set of these documents details the processes and methods that adequately address the counterparty risk at Eletrobras Companies.

Regarding the risks associated with the MCP settlement and contracted revenue, for the scenarios that shall be analyzed with the sensitization of the base case as mentioned in section VII.4 of the Detailed Report on Methodology, Assumptions, and Risk Factors, it is recommended an evaluation of the probability of there being no difference in prices between the sub-markets and the influence that this finding may cause on the prices charged in the ACL. It is also recommended that in the next step, the consulting firm perform a risk and sensibility analysis of forwarding price curve values, not considering the deterministic CPPS floor, as this floor premise limits the risk analysis to these deterministic values and does not consider all other notes and possibilities of structural reduction of marginal costs and its consequent impact on market prices. For the risk and sensitivity analysis, it could be used as a lower limiter of the price floor observed so far in the sub-markets (BRL142.09/MWh in the Southeastern sub-market, BRL133.98/MWh in the Northeastern sub-market, and BRL130.87/MWh in the Northern sub-market), or a conservative P95 percentile (BRL151.73/MWh for the Southeast region, BRL148.36/MWh in the Northeast region, and BRL145.71/MWh in the North region), according to table 3, in item 2.3 of this technical note. Corroborating the proposal presented by the consulting firm, it is recommended that the risk and sensitivity analyses described in item 3.2.3 of this technical note be performed given the direct and significant effects on the aspects related to the trading, without prejudice to the recommendations of the previous sub-items. Additionally, it is recommended that the risk and sensitivity analysis associated with transmission restrictions that may cause differences in the PLDs between the sub-markets to be carried out.

Regarding the water and regulatory aspects mentioned above, corroborating the proposal presented by the consulting firm, it is recommended that the risk and sensitivity analyses described in item 3.3 of this technical note be carried out taking into account the direct and significant effects on trading aspects. It is important to highlight that the consulting firm mentioned that it is possible to perform the commercial mitigation of risks, however, it did not detail how this can be done. It is recommended then that the risk analysis should also include the details of the suggested commercial mitigation.

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Luiz Carlos Gomes Teixeira – DGCE	Bianca Paranhos Americano – DGCE

Approved by: ____________________________________

Marcelle Caroline Thimotheo de Brito – DGCE

I agree: ____________________________________

Leonardo Faria Landim – DGC

Technical Note	Date: October 6, 2021 DT-002/2021

SUBJECT:	Review of the transmission/connection assumptions that are included in the Upside’s report on the Financial and Economic Study – Calculation of the Concession Amount.

CLASSIFICATION: Internal

Purpose

Given the request by the Generation Division – DG to the Transmission Division – DT to analyze the content of item V.4.6 of the abovementioned report, DT hereby provide their considerations.

Assumptions Adopted by the Consultant

In order to define the restrictions of the electric power transmission system and connection to the system, the Consultant used the assumption deck adopted by the National Electric System Operator – ONS, published in the Monthly Program for Operation (PMO) for the period between January 2022 and December 2025.

For the export between the Northeast and Southeast regions, the limits set by the ONS were deemed to be restrictions on the system expansion and the implementation of new non-dispatchable renewable projects.

DT’s Comments

The entity that really has conditions, data, statistics, models, and metrics to conduct a study with this scope and level of details is, indeed, the ONS.

Therefore, in our view, the assumption adopted by the consultant to base his/her assessment regarding the implications of potential limits for exchange between the Northeast and Southeast regions on official data of the ONS is correct.

The NE-SE export limits are currently around 9,500 MW, not yet added to a new transmission line that recently became operational between these two regions, which shall increase this current limit.

Nothing further to be added.

Marcio Szechtman

Transmission Director

15-Oct-2021 DCR – 008/2021

Technical Information Report

Title:	Calculation of the Concession Bonus – Report by the Consulting Firm Upside
Subject:	Risk Management
Authors:	Roberto Brigido Mauro Retto Lopes Leonardo Frederico Reiter
Company:	Centrais Elétricas Brasileiras – Eletrobras

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1. Introduction	3
2. Study Risk Assessment	4
3. Final Considerations	20

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1 – INTRODUCTION

This Technical Information Report (TIR) is part of the documentation supporting the management of Eletrobras Holding in the assessment of the risks related to the Calculation of the Concession Bonus under the Eletrobras capitalization process.

Law No. 14,182/2021 subjects the privatization of Eletrobras to the granting of new generation concessions and assigns to the National Council for Energy Policy – CNPE, chaired by the Minister of State for Mines and Energy – MME, the competence to calculate the value added to the concessions currently in force, and the consequent concession bonus to be paid by Eletrobras to the granting authority.

The granting of new generation concessions is conditioned to the change in the exploration system for the independent production of energy, as provided by Law No. 9,074/1995, including the conditions of termination of grants, taking over of facilities, and compensations. It is also conditioned to the assumption of hydrological risk management by the energy producer; the renegotiation is prohibited as provided by Law No. 13,203/2015.

The Resolution of the National Council for Energy Policy – CNPE No. 15 of August 31, 2021, established the value added by new concession agreements for electricity generation as provided by Law No. 14,182/2021, which is equal to BRL62,48, according to art. 1º of the aforementioned Resolution. From this amount, the sum of BRL2.9 billion shall be deducted, referring to the reimbursement for verified expenses with the purchase of fuel incurred until June/2017 by the distributors controlled at the time by Eletrobras. The concession bonus to be paid to the Federal Government shall be BRL23.2 billion. At the same time, it established that BRL29.8 billion of the value-added to the concessions shall be allocated to the Energy Development Account (CDE), as determined by Law No. 14,182/2021, with an initial contribution of BRL5 billion, within 30 days after the signing of new concession agreements.

The remaining payment to the CDE shall be in annualized installments, until the end of the concessions, adjusted by the IPCA. In the due course, it should be noted that, although the amounts referring to the expenses mentioned in items “a,” “b,” and “c” of item II, art. 4 of Law No. 14,182/2021 (revitalization of water resources in the São Francisco and Parnaíba river basins, development of projects in the Legal Amazon and projects in the area of influence of the reservoirs of the Furnas hydro power plants) have been deducted from the calculation of the concession bonus, they shall be paid accordingly by Eletrobras for ten (10) years. Their present value, calculated by the Consulting Firm Upside, is BRL6.64 billion.

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Eletrobras, consistent with the current regulations, observing its due diligence duties and in line with the best market practices, chose to also perform the calculation of the concession bonus value, as well as consider its risks and impacts on the company’s sustainability.

A specialized consulting firm was then contracted to carry out an independent assessment so that a better analysis of the capitalization proposal could be carried out, considering the risk assessment, impacts, and construction of scenarios to raise awareness of the results obtained, in order to support the decision of Eletrobras’ Board of Directors.

The Superintendent’s Office for Risk Management, Internal Controls, and Information Security – DCR of Eletrobras Holding was asked to evaluate the work carried out by the Consulting Firm Upside, more specifically the risks chapter of the Economic and Financial Study Report – Calculation of the Concession Amount.

This TIR intends to analyze the risks considered in the study, considering the risks related to the assumptions and method proposed by the consulting firm, based on the joint assessment with the managers of the specialized areas of Eletrobras Holding.

2 – STUDY RISK ASSESSMENT

A meeting was held on October 6, 2021 specifically on the risks considered in the study assumptions and method of the consulting firm.

The consulting firm identified the risks, consolidated them in a single chapter of the report proposed (Risks Chapter). Consulting firm reported that the base case of this stage of the studies included all risks initially identified and aligned with the specialized areas of Eletrobras Holding. These risks were identified, analyzed, and discussed from the beginning of the activities and during the study elaboration process, aligned with suggestions and requests of the specialized areas of the Holding.

The method, assumptions, and parameters used in the study, especially those related to the risks involved in rebound in the economic and financial model, were assessed by the technical areas of the Holding.

2.1 – Risk assessment regarding the method for calculating the added value and concession bonus

The method for calculating the added value of all concessions and concession bonus consists in using a Marginal Cash Flow. In this method, the Total Added Value of capitalization is equal to the aggregate individual Added Values of each plant, with each plant deemed a cash generating unit (CGU) on an Independent Power Producer (IPP) basis.

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The Added Value (VA), in its turn, shall be calculated by the Discounted Cash Flow method using the difference of the net present value of the free cash flows for the firm (FCFF) of the Capitalization Scenario (FCFFpie) and the Current Scenario (FCFFcotas). Upside chose to use a single discount rate (WACC) for all cash generating units, in both scenarios, the Capitalization, and Quotas.

Thus, it was assumed that the risks arising from the change in the energy trading regime in compliance with the new concession agreements shall be accounted for along the cash flow of the Capitalization Scenario, excluding the need to project two cash flows. Upside’ method considers the calculated Added Value Added Value shall be amortized over the term of the new concession agreement, that is, over 30 years.

The Economic and Financial Analysis Department – DFPA, through Technical Information Report DFPA-17/2021, understands, regarding the Marginal Cash Flow method, that there is no obstacle for its use. However, according to DFPA, one should pay attention to the implicit assumption that the two flows have the same risk, which allows, as a consequence, the use of a single discount rate. This effectively materializes if the additional risks that the IPP regime incurs are being addressed in their cash flow. Accordingly, upon assessment of the final modeling, it should be verified if the risks are being properly treated, aiming at mitigating the additional risks of the new regime (IPP).

Until the conclusion of its TIR, DFPA also reports that the economic and financial model, in its final version, had not been made available by the consulting firm and, consequently, it was not possible to verify the implementation of all changes requested during the study construction process in the final economic and financial model. Such verification shall be made later, upon delivery of all final results by Upside.

Generally speaking, therefore, as to the final study modeling, the method used by Upside for calculating the Added Value and Concession Bonus is satisfactory, having to correct little points, which were addressed above and changed in the report, but such changes were not yet verified in the economic and financial model.

2.2 – Risks related to the simulation models and estimated energy price variables, market forecast, and trading portfolio

In order to assess the method used by Upside, in obtaining the quantitative estimates of the variables used in the Trading studies, we will use the Technical Note – Qualitative Analysis of the Trading Method of July 10, 2021 of the Integrated Electricity Trading Department – DGCE of Eletrobras Holding as a basis.

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We highlight that the assessment made by DGCE was performed expeditiously, regarding the inclusions made by the consulting firm in the latest version, and qualitatively, without aiming at quantitatively analyzing the results obtained by the consulting firm, regarding the variables of Price for Settlement of Differences (PLD), Generation Scale Factor (GSF), market prices in the Free Market Environment (ACL), and electricity hedge.

For the risk assessment of the simulation models, it is important to explain that the Brazilian electrical system uses a chain of stochastic models (which uses stochastic decision algorithms under uncertainty) to plan optimized operation of the system. The objective is to estimate and optimize the amount of electricity available in the system, at different time intervals in the electrical-energy operational planning, for the adequate and optimized electrical dispatch in the different regions of the country, mitigating the marginal costs for reaching the energy load (system demand and losses).

These models are GEVAZP (series of flow rates and inflows to the reservoirs), NEWAVE (medium-term operation planning, 5 years), DECOMP (bimonthly, dispatch and marginal costs), and DESSEM (weekly horizon and hourly dispatch).

According to the DGCE TN, as the official models of the sector estimate future scenarios of hydrological availability considering historical data, they quickly tend to the average in long-term simulations, eliminating the climatological effects. Furthermore, they do not consider climatological cycles (Niños, Niñas, etc.) or even trends of climate change already visible in most Brazilian watersheds.

According to the Superintendent’s Office for Risk Management, Internal Controls, and Information Security – DCR, the risk regarding the difficulty and inadequacy of the current official stochastic models in accurately estimating all variables related to the state of the system, for the analysis of the entire period of concession renewal, in the very long term (30 years), is clear. The risk is further compounded by conditions of major uncertainty related to the future weather conditions.

To mitigate this risk, the consulting firm reported that the method used seeks to adjust the simulation of the chain of official models for calculating prices, at the same time preserving its faithful reproduction, but adjusting future scenarios to more realistic projections. For this, an interlinked model was used, which, at every month, runs the chain of official models again, simulating, at each instant of time, the calculation of the official models to the predicted scenarios. In order to do so, the consulting firm’s exclusive model corrects the state of storage at the end of the month considering the actual availability given by all climatological variables, as well as the actual productivity of the plants for the levels of reservoirs observed. The consulting firm reported that the results would replicate the calculations of the official model chain exactly, at the same time they would eliminate the trends of the synthetic hydrological series and the “over-productivity” of the plants.

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According the DGCE TN, considering that the consulting firm reported having exactly replicated the calculations of the official model chain of the Brazilian energy sector, preserving faithful reproduction thereof, despite that there is no way to validate the model or replicate its results, there is no obstacle to the chained execution of the sector’s official methodology through its own tool.

DCR supports this assessment for this stage of the studies, but with the provision that it has unrestricted access to the data used by the consulting firm in the simulations and that adequate knowledge of the method used is obtained by the specialized areas of the Holding, during the next stages of the consulting firm’s study, seeking transparency in the information considered and the simulations performed.

As for the method used to calculate the PLD, considering that the consulting firm calculated the PLD from the chained execution of the official methodology of the Brazilian energy sector, besides considering the regulatory ceiling and floor limits, there is no obstacle to such methodology.

As for the method used to calculate the market price estimates, in the ACL environment, the consulting firm reports that it prepared the future (forward) price curve based on historical data for each type of agreement (1, 3, and 5 years), also considering the variables that could affect their behavior. It also created a neural network to obtain the specific function for each type of agreement (1, 3, and 5 years) and a linear regression was used to assess the level of confidence for each function obtained.

The DGCE’s TN provides that, to form the prices of the forward curve, the consulting firm used the production costs of each sub-market and the PLD in the functions obtained by the neural network for each type of agreement.

Additionally, the consulting firm adopted the LCOE (Levelized Cost of Energy) as a lower limit for market prices. DGCE TN highlights that the company did not have access to data used by the neural network that defined the metrics, and it does not form part of the expertise and consequently the attributions of Eletrobras’ trading area to use this computational technique, the basis for the forward market price curve in the ACL, as well as the statistical regression model.

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The greatest emphasis for this study has to be the conclusion that the average price of the portfolio obtained by the consulting firm (R$181.29), for the base scenario in P90 sensitivity, based on the consulting firm’s own database, is higher than the than that obtained by DGCE of Eletrobras through DCIDE’s historical data (R$163.17), for the same proposed portfolio and the same conditions of a specific sub-market. Pursuant to the simulation prepared by DGCE, this price is between maintenances P70 P75, considering DCIDE’s database.

Therefore, DCR stresses that it is necessary to assess in detail the difference observed in the portfolio average price, given that the generation revenue considered in the cash flows may be impacted by the variability of these estimates.

2.3 – Risks related to the generation expansion assumptions and long-term average energy costs

To assess the assumptions and variables related to the generation expansion, we consider Technical Note DGE 008/2021 of October 8, 2021 of the Superintendent’s Office for Generation Asset Expansion and Management (DGE) of the Generation Division – DG. This TN assesses the main items related to the generation expansion and levelized cost of energy (LCOE) assumptions considered in the consulting firm’s studies.

Pursuant to the DGE’s TN, the consulting firm indicated that the expansion combines the generation and transmission projects already contracted, the expected progress, and the long-term future expectations, derived from an optimization model compatible with the tools of Empresa de Pesquisa Energética – EPE, but does not describe it nor indicate any references.

DGE stresses that, pursuant to the consulting firm, the information presented is based on the Ten-Year Energy Expansion Plan (PDE-2030) reports and the National Energy Plan (PNE-2050), briefly describing their procedures to consolidate the final expansion. The consulting firm also indicates the use of a model similar to the Investment Decision Model (MDI) of EPE to calculate the optimal expansion but does not describe it nor indicate any references. The consulting firm also states that a model that analyzes the climatological dynamics of each series (drainage basin, regional wind speeds, and solar irradiance) was used to “extract” frequencies and combine its projections in future scenarios, but it does not describe such model nor indicates any references.

Pursuant to the DGE’s TN, in general, the assessment of the generation expansion assumptions and the levelized costs per source by the Upside Report, in view of the official documents of the energy sector, evidences that the expansion assumptions used by the consulting firm create scenarios consistent with those considered in the 2050 PNE and 2030 PDE. The limited growth of the hydraulic and nuclear sources is consistent with some scenarios presented in the 2050 PNE and 2030 PDE. The expansion indicated up to 2030 is consistent with the scenario indicated in the 2030 PDE. The extrapolation made by the consulting firm for the period from 2030 to 2035 fits several of the multiple scenarios simulated in the 2050 PNE.

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It was not possible, however, to confirm the convergence of LCOE with the Marginal Cost of Expansion (CME) based on data available in the 2021 Generation Price List and in the Technical Note about the method and calculation of CME of the Brazilian Energy Sector (SEB) obtained using the Investment Decision Model (MDI). It is not possible to assess the degree of adequacy of the LCOE amounts used in the consulting firm’s report, as the costs per source vary significantly. Finally, the LCOE amounts per sub-market presented by the consulting service were defined using its own method and it is not possible to assess its degree of adequacy, neither confirming nor refuting the amounts presented. Also, there are references to their own models and methods that are not described and to which there are no references.

The DGE’s TN considers that the LCOE amounts presented by the consulting firm are within the limits presented in the 2021 Generation Price List, except for the hydraulic source, which costs are calculated per project. Nonetheless, it is important to highlight that there is a significant variation in the LCOE of each source.

Therefore, we believe that it is important that this variable sensitivity is analyzed in the model, within the cost ranges presented in the “2021 Generation Price List” (EPE-DEE-RE-089/2021-r0 of August 18, 2021), considering the most adequate discount rate scenario between the minimum and maximum amounts for the LCOE of each source.

DGE reports that there are aspects of the consulting firm’s report and choices that may not be audited or reproduced, due to the use of specific methods and models.

DCR understands that these risks and facts discussed in DGE’ TN are relevant and highly relevant to the quality of the study development, and their impacts on the next stages of the consulting firm’s studies are to be monitored.

2.4 – Summary chart of risks and assessments by the specialized areas

We present below a summary chart of the risks described in the Risks Chapter of Upside’s report. The chart provides the risks identified by the consulting firm, a summarized qualitative assessment performed by the specialized areas of the Holdings, and the Action Plan considered by the consulting firm and/or the specialized areas of the Holdings for their mitigation.

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Risk Category	Risk identified	Specialized area of Eletrobras Holding	Opinion of the specialized area of Eletrobras Holding	Risk Rating*	Mitigation action plan
Trading

Electricity trading under longer term agreements.

The projection of this revenue depends on contract prices, which, in their turn, depend on a series of factors, such as the commercial strategies of each agent, which, in their turn, depend on a very wide range of factors.

Integrated Electricity Trading Department – DGCE Superintendent’s Office for Generation Asset Expansion and Management (DGE)

Responsible for verifying whether the results simulated by the consulting firm indicate no differences among the sub-markets on the study horizon. However, these differences have been recurrently observed over the last few years and substantially influence the prices charged in the ACL.

The LCOE amounts presented by the consulting firm are within the limits presented in the 2021 Generation Price List, except for the hydraulic source, which costs are calculated per project. Nonetheless, it is important to highlight that there is a significant variation in the LCOE of each source.

High

Due to the high impact of this risk on trading revenue, it is recommended that:

- The consulting firm to perform a risk and sensitivity analysis of the amounts of the forward price curves, pursuant to the instructions of the specialized technical areas of Eletrobras;

- It is important that the LCOE variable is analyzed in the model, within the cost ranges presented in the “2021 Generation Price List” (EPE) of August 2021, considering the most adequate discount rate scenario between the minimum and maximum amounts for the LCOE of each source.

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Risk Category	Risk identified	Specialized area of Eletrobras Holding	Opinion of the specialized area of Eletrobras Holding	Risk Rating*	Mitigation action plan
Trading	Poor hedging strategy, impacting the short-term settlement and revenue.	Integrated Electricity Trading Department – DGCE	It is important to highlight that the settlement in the short-term market (MCP) also depends on the amount to be settled, which, in this case, is directly related to the level of GSF verified. The set of variables, and also others not described, becomes the impact of this risk, in the long term, unforeseeable.	High	Due to the unpredictability of concluding whether the risk has impacts, we choose to classify it as “high”. The recommended mitigation measure is to analyze the sensitivity of various hedge positions to be considered, in the short and medium term, evaluating their impacts on revenues as IPP.
Trading	Credit risk of the counterparties	Integrated Electricity Trading Department – DGCE	In 2021, the revision of the Eletrobras Companies’ Electricity Trading Policy and the creation of the Eletrobras Companies' Counterpart Risk Regulations was approved. The manual providing for the breakdown, monitoring, and management of counterparty risks is being finally prepared. Properly address the risk of counterparties in the Eletrobras Companies.	Low	Due to the evolution of governance, the low history of default, and the adequate evolution of monitoring of this risk at the Eletrobras companies, we consider the risk to be low. We recommend monitoring the approval of the Counterparty Risk Management Manual, as well as its proper deployment in the processes being implemented at the Holding and the Eletrobras companies.

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Risk Category	Risk identified	Specialized area of Eletrobras Holding	Opinion of the specialized area of Eletrobras Holding	Risk Rating*	Mitigation action plan
Economic and Financial	Intrinsic business risk	DFP

For the current stage of this work, of verifying the adequacy of the method proposed by Upside for calculating the concession amount, the assumptions considered regarding economic indices and calculation of the discount rate are adequate.

				Medium	Due to the large number of recent changes and the complexity of the challenges in the current electricity sector, we consider the risk to be medium. This risk was addressed by the consulting firm through a more conservative cash flow projection in order to incorporate the greater risk associated with the business into the financial flow.
Economic and Financial	Level of economic activity (the demand for electricity if highly correlated to this risk)	DFP

For the current stage of this work, of verifying the adequacy of the method proposed by Upside for calculating the concession amount, the assumptions considered regarding economic indices and calculation of the discount rate are adequate.

Medium

Due to the high complexity of forecasting macroeconomic scenarios in the country, we consider the risk to be medium.

This point shall be addressed by the consulting firm through variations in load growth, in order to simulate changes in the demand, usually related to changes in the level of economic activity.

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Risk Category	Risk identified	Specialized area of Eletrobras Holding	Opinion of the specialized area of Eletrobras Holding	Risk Rating*	Mitigation action plan
Water, Regulatory, and Sectoral Environment

Reduced guaranteed power outputs for the MRE

If the guaranteed power outputs for the other plants subject to the MRE are not reviewed, there is a non-negligible risk that the Eletrobras Group will suffer financial costs related to sharing of burdens and benefits of the centralized operation, proportionally greater than the other agents.

		Superintendent’s Office for Generation Asset Expansion and Management (DGE)	- The limited growth of the hydraulic source is consistent with some scenarios presented in the 2050 PNE and the base case presented in the 2030 PDE;	Medium	It is recommended that the risk and sensitivity analyzes of the schedule for the start-up of thermal and renewable power plants, sensitivity to hydrological inflows, and sensitivity to demand growth be performed given the direct and significant effects on aspects related to trading.

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Risk Category	Risk identified	Specialized area of Eletrobras Holding	Opinion of the specialized area of Eletrobras Holding	Risk Rating*	Mitigation action plan
Water, Regulatory, and Sectoral Environment	Effects of the start-up of thermal power plants due to inflexibility	Integrated Electricity Trading Department – DGCE	The impact of the schedule for implementation of the thermal power plants with 70of % inflexibility shall be analyzed by using the base-case sensitization.	High	It is recommended that the risk and sensitivity analyzes of the schedule for the start-up of thermal and renewable power plants, sensitivity to hydrological inflows, and sensitivity to demand growth be performed given the direct and significant effects on aspects related to trading.
	Effects of the start-up of renewable power plants as of 2023	Superintendent’s Office for Generation Asset Expansion and Management (DGE)	The expansion assumption used by the consulting firm result in scenarios consistent with those considered in 2050 PNE and the 2030 PDE. The risks require a strategic positioning by the company, in addition to commercial mitigation thereof.	Critical
	Dispatchability of the new electrical matrix	Superintendent’s Office for Generation Asset Expansion and Management (DGE)	The expansion assumption used by the consulting firm result in scenarios consistent with those considered in 2050 PNE and the 2030 PDE.	Medium
	Variations between PLD and contract prices	DGCE	The manager assesses the risk as relevant and assesses its impacts.	High

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Risk Category	Risk identified	Specialized area of Eletrobras Holding	Opinion of the specialized area of Eletrobras Holding	Risk Rating*	Mitigation action plan
Water, Regulatory, and Sectoral Environment	Uncertainties about the effects of the transformation in the electricity sector	PRE	The specializes area considers that the risks are relevant and were even considered in the reference scenarios that serve as a basis for the preparation of Strategic Plan 2020-2035 and the preparation of PDNG 2022-2026.	High	To monitor the assumptions used in the study, especially those related to the diversification of the electrical matrix, expansion and increase in the complexity of Transmission, generation distributed expansion, and regulatory adjustments in the sectoral model.

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Risk Category	Risk identified	Specialized area of Eletrobras Holding	Opinion of the specialized area of Eletrobras Holding	Risk Rating*	Mitigation action plan
Legal	Risk of Declaration of Unconstitutionality of Law 14,182/2021, in ADI 6,938.	Consulting Legal Department – PRJC

The provisions challenged by direct action for declaration of unconstitutionality refer to fundamental aspects of privatization itself.

The judgment on the merits and consequent declaration of invalidity of the standards pointed out in the report will lead to the dismantling of the legal framework that allows for the intended capitalization. Thus, the risk arising from the successful evaluation of the merits in this action is beyond the reach of Eletrobras interference, impossible to be mitigated.

Critical

Due to the unpredictability of concluding whether the risk has impacts and its probability, we choose to classify it as “critical”.

This risk shall be understood as point of attention, i.e., it was not considered in the Financial Model.

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Risk Category	Risk identified	Specialized area of Eletrobras Holding	Opinion of the specialized area of Eletrobras Holding	Risk Rating*	Mitigation action plan
Legal	Loss of the Right to Extend Eletrobras’ Concessions	Generation Regulation Department – DGDR	The specialized area supports the description of the risks. It considers that they shall be points of attention in the studies.	High

Due to the unpredictability of concluding whether the risk has impacts, we choose to classify it as “high”.

This risk shall be understood as a point of attention, i.e., it was not considered in the Financial Model.

	Risk of Accounting Review and Legality by the Brazilian Government Accountability Office	Generation Regulation Department – DGDR	The specialized area supports the description of the risks. It considers that they shall be points of attention in the studies.	Critical

Due to the unpredictability of concluding whether the risk has impacts and its probability, we choose to classify it as “critical”.

This risk shall be understood as point of attention, i.e., it was not considered in the Financial Model.

* DCR classified the risks pursuant to its perception on how much was the topic addressed in the consulting firm’s studies, the level of information available internally at Eletrobras Holding, and considering the complexity of the topic to the electricity sector and the legal environment. This risk assessment is not fully aligned, at this moment, with the managing experts of Eletrobras Holding.

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2.5 – Main points of attention

Given the risk assessment to support the decision-making process, DCR deems that the points of attention listed below are relevant:

- UPSIDE chose to use a single discount rate (WACC) for all cash generating units, in both scenarios, the Capitalization and Quotas. It was assumed that the risks arising from the change in the energy trading regime in compliance with the new concession agreements shall be accounted for along the cash flow of the Capitalization Scenario, excluding the need to project two cash flows. Accordingly, upon assessment of the final modeling, it should be verified if the additional risks of the new regime (IPP) are being properly treated for mitigation purposes.

- DCR supports the assessment in the DGCE’s TN and considers that the assumptions and topics identified in the items below, as well as their possible scenarios, shall be analyzed and/or validated in detail by the specialized areas of Eletrobras Holding, together with the Eletrobras companies, as they are highly relevant to the next stages of the studies and for final modeling:

i) the adequacy of operating and expansion costs, including the Levelized Cost of Energy (LCOE) used by the consulting firm;

ii) the generation and demand expansion planning, defined by the consulting firm, as well as any delays in the original planning;

iii) the planning regarding the expansion of transmission, as well as the restrictions used by the consulting firm as a basis to limit the amount of wind and solar energy for the coming years and any delays in implantation;

iv) the restrictions on the availability of gas pipelines used by the consulting firm as a basis to simulate any delays in the start-up of the thermal power plants provided for in Law 14,182/2021;

v) the feasibility of the amounts considered for the ordinary review of the guaranteed power output in 2023 and 2028, and

vi) the projection of the Annual Generation Revenue (RAG) and Management of Generation Assets (GAG) and consequent revisions, as well as other parameters for defining revenues related to the plants under quota system.

- The relevant difficulty and inadequacy of official stochastic models of the electricity sector in estimating, with adequate robustness and precision, all variables related to the state of the system, for the analysis of the entire period of concession renewal, in the long term (30 years). Inadequacy even more aggravated by the variability of future weather conditions. The consulting firm proposes an innovative solution for this risk, through its own method and simulation model, which lacks adequate scrutiny by Eletrobras, and a high level of transparency in the information provided by the consulting firm, for proper understanding of the results, its margins of error, the method used, and the configuration of the electrical system represented in the model, as well as complete validation of the data used in the simulations.

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- DGCE’s TN highlights that there was no access to the data used by the neural network built by the consulting firm in the definition of the forward future price curve of market prices in the ACL; as well as the use of this computational technique is not part of the expertise and, consequently, of the attributions of the trading area of Eletrobras. The same is reported for the data from the linear regression statistical model used to confirm the confidence levels of the functions obtained.

- DGCE recommends the consulting firm to perform a risk and sensitivity analysis of the values of the forward price curves.

- DCR stress that it is necessary to assess in detail the difference detected by DGCE in the average price of the portfolio, between the values informed by the consulting firm and the historical average values informed by DCIDE, for P90 maintenance. We emphasize that generation revenue estimates considered in the cash flows as IPP may be impacted by the variability of average energy price estimates;

- Pursuant to the DGE’s TN, the consulting firm indicated that the expansion combines the generation and transmission projects already contracted, the expected progress, and the long-term future expectations, derived from an optimization model compatible with the tools of Empresa de Pesquisa Energética – EPE, but does not describe it nor indicate any references. The consulting firm also indicates the use of a model similar to the Investment Decision Model (MDI) of EPE to calculate the optimal expansion, but does not describe it nor indicate any references. The consulting firm also states that a model that analyzes the climatic dynamics of each series of (drainage basin, regional wind speeds, and solar irradiance) was used to “extract” periodicities and combine their projections into future scenarios, but it does not describe this model nor indicates any references.

- Pursuant to DGE’ TB, it was not possible to confirm, in the studies and public sectoral data, the assumption used by the consulting firm of convergence of the LCOE for the Marginal Cost of Expansion (CME). Data available in the document 2021 Generation Price List and Technical Note on the method and calculation of the CME for the Brazilian Energy Sector (SEB), obtained based on the Investment Decision Model for the Expansion of the National Interconnected System (MDI), was verified. It is not possible to assess the level of adequacy of the LCOE amounts used in the report by the consulting firm, as the costs per source vary significantly. Finally, the LCOE amounts per submarket presented by the consulting firm were defined using its own method and it is not possible to assess their level of adequacy, nor confirm or refute the amounts presented. Also, there are references to their own models and methods that are not described and to which there are no references.

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- Therefore, DGE believes that is important that the LCOE variable is analyzed in the model, within the cost ranges presented in the “2021 Generation Price List” (EPE of August 2021), considering the most adequate discount rate scenario between the minimum and maximum amounts for the LCOE of each source. DGE also reports that there are aspects of the consulting firm’s report and choices that may not be audited or reproduced, due to the use of specific methods and models;

- DCR understands that these points of attention, risks, and facts discussed in DGE’ TN are relevant and highly relevant to the quality of the study development, and their impacts on the next stages of the consulting firm’s studies are to be monitored;

- The risk “Uncertainties about the effects of the transformation of the electrical sector” was assessed pursuant to Eletrobras’ strategic positioning on this risk. According to the specialized area (PRE), the aspects presented by the consulting firm Upside make sense and were even considered in the reference scenarios that serve as basis for the preparation of the Strategic Plan 2020-2035, which was broken down in the PDNG 2021-2025 and shall remain in the preparation of the PDNG 2022-2026.

- The risks “Loss of the Right to Extend Eletrobras’ Concessions”, “Risk of Declaration of Unconstitutionality of Law 14,182/2021, in ADI 6,938”, and “Risk of Accounting Review and Legality by the Brazilian Government Accountability Office” were analyzed by the specializes areas of Eletrobras, but they should remain a point of attention, as they were not included in the Economic and Financial Model. Therefore, they shall be monitored for their possible impacts throughout the capitalization process.

3 – FINAL CONSIDERATIONS

The risks identified in the consulting firm’s report are mostly assessed by the specialized areas and suitable for the initial study stage.

We highlight that it is necessary to monitor the quality of the sensitivity analysis and the scenarios proposed, by the specialized areas of the Holdings, during the process of development of the studies, to address all points of attention previously described in this TIR.

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As reported by the several specialized areas of the Holdings, DCR considers that it is necessary to assess the transparency of data, information, and assumptions used by the consulting firm in its studies. The transparency in the method, simulation models, and data used is highly relevant for the next stages of the studies.

The risks mapped so far were analyzed and classified based on the best information available. It is possible to note the need for additional information to be provided by the consulting firm. The lack of this information eventually reflected on the rating of each risk indicated in this TIR.

It is worth mentioning that, in this TIR, DCR analyzed the risks assessed in the study and related to the assumptions and method proposed by the Consulting Firm, based on the joint assessment with the managers of the specialized areas of Eletrobras Holding and that the results of such studies shall be subject matter of new analysis and issuance of a new TIR, as soon as completed.

Prepared by:

_____________________________________

Mauro Retto Lopes

Corporate Risk Manager, DCRR

____________________________________

Leonardo Frederico Reiter

Higher Analyst, Corporate Risk Department – DCRR

I agree:

_____________________________________

Roberto Brigido do Nascimento

Risk, Internal Control, and Information Security Superintendent, DCR

Technical Note

Title:	Risk Analysis – Calculation of the Concession Bonus
Subject:	Risk Management
Authors:	Roberto Brigido Mauro Retto Lopes Leonardo Frederico Reiter
Company:	Centrais Elétricas Brasileiras – Eletrobras

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1 – INTRODUCTION

This Technical Note (TN) is part of the documentation supporting the management of Eletrobras Holding in the assessment of the risks related to the Calculation of the Concession Bonus under the Eletrobras capitalization process.

Law No. 14,182/2021 subjects the privatization of Eletrobras to the granting of new generation concessions and assigns to the National Council for Energy Policy – CNPE, chaired by the Minister of State for Mines and Energy – MME, the competence to calculate the value added to the concessions currently in force, and the consequent concession bonus to be paid by Eletrobras to the granting authority.

The granting of new generation concessions is conditioned to the change in the exploration system for the independent production of energy, as provided by Law No. 9,074/1995, including the conditions of termination of grants, taking over of facilities, and compensations. It is also conditioned to the assumption of hydrological risk management by the energy producer; the renegotiation is prohibited as provided by Law No. 13,203/2015.

CNPE Resolution No. 15 of August 2021, had established the initial value added for the concession agreements for electricity generation as provided by Law No. 14,182/2021.

In December 2021, CNPE reestablished the new value added by the new concession agreements for electricity generation for 22 Eletrobras hydro power plants affected by Law No. 14,182. Through a specific resolution, the value added was established in BRL62 billion. The observations made after the first meetings and deliberations of TCU on the subject were evaluated for this change, already considering the future price of energy considered in the economic and financial model, as assessed by TCU, which went from BRL155/MWh to BRL172.14/MWh. From this amount, the sum of BRL2.9 billion shall be deducted, referring to the reimbursement for verified expenses with the purchase of fuel incurred until June/2017 by the distributors controlled at the time by Eletrobras. The concession bonus to be paid to the Federal Government shall be BRL25.3 billion. At the same time, it established that BRL32 billion of the value-added to the concessions shall be allocated to the Energy Development Account (CDE), as determined by Law No. 14,182/2021, with an initial contribution of BRL5 billion, within 30 days after the signing of new concession agreements.

The remaining payment to the CDE shall be in annualized installments, until the end of the concessions, adjusted by the IPCA. In the due course, it should be noted that, although the amounts referring to the expenses mentioned in items “a,” “b,” and “c” of item II, art. 4 of Law No. 14,182/2021 (revitalization of water resources in the São Francisco and Parnaíba river basins, development of projects in the Legal Amazon and projects in the area of influence of the reservoirs of the Furnas hydro power plants) have been deducted from the calculation of the concession bonus, they shall be paid accordingly by Eletrobras for ten (10) years.

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Eletrobras, consistent with the current regulations, observing its due diligence duties and in line with the best market practices, chose to also perform the calculation of the concession bonus value, as well as consider its risks and impacts on the company’s sustainability.

A specialized consulting firm was then contracted to carry out an independent assessment so that a better analysis of the capitalization proposal could be carried out, considering the risk assessment, impacts, and construction of scenarios to raise awareness of the results obtained, in order to support the decision of Eletrobras’ Board of Directors.

The Superintendent’s Office for Risk Management, Internal Controls, and Information Security – DCR of Eletrobras Holding was asked to evaluate the work carried out by UPSIDE Consulting Firm, more specifically the risks chapter of the Economic and Financial Study Report – Calculation of the Concession Amount, version 01,48 (Complete report with the results and detailed assumptions and methodologies used for the preparation of the economic and financial model), made available in its final version to Eletrobras on December 16, 2021.

The purpose of this technical note is to assess the identified risks, both in the study carried out by the consultancy and by the specialist areas of Eletrobras, related to the assumptions, methodology, and results obtained by the consulting firm.

We shall assess the remaining risks and possible impacts of the results obtained for Eletrobras, according to the technical notes issued by the following specialist areas of the Holding: Energy Trading Management (DGC) and Generation Asset Expansion and Management (DGE), both subordinate to the Generation Division – DG, and the Economic and Financial Analysis Department – DFPA, reporting to the Financial and Investor Relations Division (DF).

2 – RISK ASSESSMENT OF THE CALCULATION OF THE CONCESSION BONUS

2.1 – ASSUMPTIONS AND METHODOLOGY

In the first stage of the UPSIDE consulting firm work, consolidated in the Economic and Financial Study Report – Calculation of the Concession Amount, version 01,32 (Detailed Report on Methodology, Assumptions, and Risk Factors), of October 16, 2021, the assumptions and methodology for calculating the concession bonus were defined. The Holding’s specialist areas performed a joint assessment of the risks, assumptions, and methodology initially proposed. The risks and points of attention identified in the initial stage of the work were evaluated by DCR together with the specialist areas and are included in the content of Technical Information Report 008/2021 by DCR of October 15, 2021.

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For the current stage of the work, we list below, in a summarized form, the premises used in the final quantitative studies carried out by the consulting firm for the final calculation of the granting bonus, updated according to the demands of the Holding’s specialist areas, including any regulatory changes that have been implemented after the first stage of the studies:

- Macroeconomic assumptions: according to the Focus Report of the Central Bank of Brazil, of August 2021, with the projections of the IPCA, IGPM, and the Selic Rate target;

- Fiscal and tax assumptions: according to the prevailing laws and regulations, considering the Taxable Income Regime, to which Eletrobras is currently subject, is considered the same for the scenario of the new granting of concessions;

- SUDENE/SUDAM benefits: for power plants currently entitled to the benefit, until the deadline for its enjoyment, considering the case of a 75% reduction in the IRPJ for the enterprises, from the beginning of the enjoyment. The assets of CHESF and ELETRONORTE are entitled to this benefit, in different terms of use.

- General assumptions of the concessions: the general data of the concessions and their generation and commercialization results were considered according to three possible commercialization regimes: current regimes (assets under a quota system, under the system of Law 13,182/2015, or the system of Independent Producer of Energy, depending on the asset under consideration), under the transition system (according to the regulation that provides for the transition after capitalization) and under the Independent Energy Producer (PIE) system, after the post-capitalization transition period, according to the current regulations.

- Revenue assumptions: considering the 3 current sales systems referred to in the preceding items, the revenues were considered according to each current sales system, its deadlines, and regulatory limits. In order to calculate the Marginal Cash Flow, after capitalization and after the transition period between systems, the cash flow as the PIE was calculated out of consideration for the current Guaranteed Power Output and the one resulting from the review after capitalization;

- Assumptions of investments in assets: considering that the study is based on the Marginal Cash Flow methodology of assets (different flows between the current concession and operation system and the system after the capitalization), the investment assumptions were treated in marginal terms, that is, the differences between the investments provided for in the current concession contracts and the new concession agreements.

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- Operating Assumptions: for the operating costs of the contract extension period after capitalization, compared to the contract currently in force, data sent by the subsidiaries, through their estimates, were considered.

- Assumptions for Amortization of the Added Value: The concessions’ Added Value to be calculated shall be amortized over the term of the new concession agreement, that is, over 30 years of the BASE DATE.

- Deductions from the amount to be paid for the Concession bonus: according to item II of Article 4 of Law No. 14,182/2021, the deductions are defined based on the expected compensation expenses (expenses related to funds for the revitalization of the basins of the São Francisco river, Parnaíba river, Tocantins river; structural projects to reduce generation costs in the Legal Amazon, and navigability of the Madeira and Tocantins rivers; projects in the area of influence of the Furnas reservoir and reimbursement of the economic value of the supply of energy for the São Francisco River Integration Project River (PISF) with other drainage basins);

The methodology used by the consultancy for the final calculation of the granting bonus was the same proposal in the first stage of the studies, but with adjustments and with the adoption of specific market and energy price variables, considered essential by the specialist areas of the Holding, since the evaluation of the first stage of the studies. The final methodology for the calculation was realigned between the consultancy and the specialist areas, observing the scope of work defined in the call for contracts and the needs of Eletrobras, in the assessment of its risks for the operation.

According to reports from the specialist areas of Eletrobras Holding, there was an evolution in the understanding of the methodology used in the simulation models used by the consulting firm and its connection with the results obtained through the opening and detailing of relevant information by the consulting firm. However, the specialist areas reaffirm in their technical notes that no validation, analysis, or approval of the simulation models and databases used by the consultancy were subject to their assessments. The evaluations of the Holding’s specialist areas focused on the assumptions used and on exploratory and descriptive analyzes of the results obtained by the consulting firm.

The premises and methodology used by the consultancy were approved at a meeting of the Board of Executive Officers of Eletrobras, right after the first stage of the studies, when they were defined.

Regarding the assumptions considered in order to assess the generation expansion, for the second stage of the studies, DGE Holding reports that:

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▪	It was unable to find in the documents issued by MME, EPE, and ANEEL elements to confirm or refute the premise of a future reduction in the guaranteed power outputs of the plants subject to the Energy Reallocation Mechanism (MRE);
▪	It was not possible to confirm the convergence of the Weighted Cost of Production per Sub-Market (CPPS) with the Marginal Cost of Expansion (CME), based on data available in the 2021 Generation Price List document and the Technical Note on the methodology and calculation of the Marginal Cost of Expansion (CME) of the Brazilian Energy Sector (SEB) obtained from the Investment Decision Model for the Expansion of the National Interconnected System (MDI) of EPE;
▪	It was also not possible to assess the degree of adequacy of the CPPS values used in the consulting firm’s final report, as costs per source vary significantly;
▪	The CPPS values by submarket presented by the consultancy were defined using its methodology and it is not possible to assess their degree of adequacy, nor confirm or refute the values presented;

Therefore, according to DGE, despite the scenarios of expansion and levelized costs by source being consistent with official documents, there are aspects of the report and the consulting firm’s choices that cannot be audited or reproduced, due to the use of its methods and models.

Regarding the methodological evolution of the study, methodological adjustments were requested by the specialist areas. The adjustments and demands proposed during the second stage of the studies were carried out and, in general, did not change the risks related to the methodology used for the calculation. As a complement, we list below, according to NT DGC Holding, which aspects were not subject to analysis in any of the sensitivities and scenarios proposed by the consultancy, remaining as points of attention to be considered in the evaluation of the results obtained:

▪	the adequacy of the operation and expansion costs, the Weighted Cost of Production per Sub-Market (CPPS), including the Levelized Cost of Energy (LCOE) that the consulting firm used;
▪	generation and demand expansion planning, defined by the consulting firm, as well as any delays in the original planning;
▪	the planning regarding the expansion of transmission, as well as the restrictions that the consulting firm used as a basis to limit the amount of wind and solar energy for the next few years and any delays in implementation;
▪	the restrictions on the availability of gas pipelines that the consulting firm used as a basis to simulate any delays in the start-up of the thermal plants provided for in Law 14,182/2021;
▪	the feasibility of the amounts considered for the ordinary review of the guaranteed power output in 2023 and 2028;

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▪	the projection of RAG (Annual Generation Revenue) and GAG (Cost of Management of Generation Assets), and consequent revisions, as well as other parameters for defining revenues associated with plants under the quota system.

2.2 – BASE CASE TO CALCULATE THE CONCESSION BONUS

For assessing the final study covering the results of the base case and the sensitivity analyses proposed by the consulting firm, we list below the main assumptions and main components of the electricity trading studies for the base case.

UPSIDE used the assumptions of Empresa de Pesquisa Energética (EPE) to calculate the Guaranteed Power Output of the plants, and it is not necessary to calculate the new Guaranteed Power Outputs to be reviewed after the capitalization. Moreover, during the preparation of the final studies to calculate the concession bonus, the National Council for Energy Policy – CNPE disclosed the official calculation of the concession, which also used the EPE assumptions. In this sense, for the results arising from the base case considered by the consulting firm, it was assumed that the guaranteed power outputs of the plants subject to the Energy Reallocation Mechanism (MRE) within this scope shall have their guaranteed power outputs exactly as provided for in MME Ordinance No. 544 of August 31, 2021.

In order to build the energy price and hydrological risk scenarios, the study takes into account the elements that shall influence the three main pillars of the energy sector prices in the country: the Price for Settlement of Differences (PLD), which is widely used by trading agents and regulators in sectoral procedures and influences the trading dynamics of the sector as a whole, according to its variability; the Regulated Price, composed of the set of agreements (Regulated Market Environment (ACR)), charges, and regulatory contributions; and the Unregulated Price, related to the Free Market Environment (ACL), resulting from free bilateral negotiations between the sector agents (generators, traders, free consumers, distributors, among others).

For the simulations, aiming at estimating the variables of interest and building future scenarios, the following were considered in the base case:

– the current generation complex and the future expansion (installed capacity) of electricity generation and transmission, according to the specifications and location of the sources of generation taken into account in the Ten-Year Energy Expansion Plan (2030 PDE) and the National Energy Plan (2050 PNE), but with adjustments and updates as of the publications of the studies (verified delays, new contracts, regulatory changes and orders). The most important considerations to the base case were the striking entry of alternative sources (wind and solar power) in the market until 2028; and the addition of thermal power plants fueled by natural gas (with a 70% inflexibility), provided for in Law 14,182/21, in regions not yet served by natural gas. As the estimated time to build the infrastructure shall probably be longer than originally expected, the start-up dates of these thermal power plants were extended for 2 years for study purposes.

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– the current and future availability of energy resources (wind, water, solar radiation, gas, coal, etc.). In order to do so, a climatological model that analyzes the climatic dynamics of each time series of energy resources (related to the drainage basin, regional wind speeds, and solar irradiance) was used to “extract” periodicities and combine their projections into future scenarios for each region and energy source taken into account. Then, the hydrological inflow scenarios projected for each market (normalized by the long-term average) are obtained. These scenarios will correspond to the availability of water that may be used for hydroelectric generation to be taken into account for each Eletrobras asset under analysis. Additionally, the guaranteed power outputs of Eletrobras’ plants were taken into account as provided for in MME Ordinance No. 544 of August 31, 2021.

The decrease in the guaranteed power output of the other MRE plants was also considered to be 2.0% (beginning in 2023), and an additional decrease of 1.5% (beginning in 2028).

– the consumer market and the future demand for electricity. In order to do so, we used a Load Forecasting Platform, building a function capable of “translating” input variables (drivers) into future load scenarios. The model applies to both the regulated and free markets and all distributors, covering the whole country. The platform derives a load forecasting function for each market and distributor, taking into account specific regional characteristics (mining, industry, temperature dynamics, etc.). This model decomposes the load in its “drivers” – such as economic indicators, temperatures, consumer behavior. The long-term influence of energy efficiency (including Distributed Generation, smart grids, and new consumption patterns) is also taken into account, based on the models studied by EPE, amounting to 9.6% of the demand in 2030 and up to 12.8% of the demand in 2050;

– the restrictions and connections of the interconnected system: to define the restrictions of the electric power transmission system and connection to the system, we used the assumption deck adopted by the National Electric System Operator – ONS, published in the Monthly Program for Operation (PMO).

– the limitations on the export (transmission) of non-dispatchable energy (generated by wind and solar power sources) between the Northeast region (the main sub-system in the future expansion of renewable sources) and the Southeast region (the main consuming center) as limiting factors for the implementation of new projects involving non-dispatchable renewable sources in the Northeast region;

We can see below a chart with the summary of the assumptions taken into account in the base case.

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Base Case Assumptions
Review of the Guaranteed Power Output of plants not covered by Law 14,182/2021	Reduction of 2.0% in 2023 Reduction of 1.5% in 2028
Discount rate	6.9%
Thermal power plants Law No. 14,182	Delay for two years
Demand growth	2.6% p.a.
Hedge (% Agreements Terminated)	20% (by 2025) -10% (after 2025)
Technical losses	3.5%
Extension of concessions	ANEEL Resolution 2,919 and 2,932 of 2021

In order to estimate the future energy provided by the plants, the GSF, and the PLD, the consulting firm used its own model, which reproduces the chain of long-term energy optimization models officially used by the sector operating and planning agencies (EPE, Electricity Trading Chamber – CCEE, ONS). The consulting firm also adds improvements in the process used to estimate the PLD and the GSF to iteratively include and consider the variability of the climatic cycles (El Niño, La Niña, regional climate change) and their influence on the expected energy resources in the optimization models.

The official sector models estimate future water availability scenarios considering historical data, but they quickly tend to the average in long-term simulations, eliminating climatological effects. Additionally, they take the climatological cycles or even climate change tendencies already visible in most of the Brazilian drainage basins into account in a limited manner.

In this regard, it is important to emphasize that the consulting firm was contracted exactly to obtain an independent assessment that mitigated any biases related to the methodology or single databases, timely enabling risk assessment alternatives and opportunities related to the new concessions under analysis on an independent basis.

For the estimates and simulations performed by UPSIDE, 201 hydrological scenarios were used, considering the hydrological median curve (originated from the basic hydrological scenario) and another 100 scenarios with positive and negative, symmetrical and equally probable variations. It is important to note that the hydrological median used in the base case already takes into account potential impacts on the risk of oversupply until 2040 and its direct impact on GSF, given the entry of renewable sources and the inflexibility of the thermal power plants expected for the generation expansion. It shall be less and less probable that the system needs all guaranteed power output of the hydro power plants to meet the expected demand. Deprived of their generation, hydro power plants may have their revenue affected, according to the UPSIDE report. A more in-depth study of this risk is included in one of the sensitivity analyses used by the consulting firm.

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In order to compose the trading portfolio for the Base Case, the consulting firm considers the mix of 5-, 3-, and 1-year agreements at the target ratio of 50%, 30%, and 20% (agreement proportion target percentages for each contract period), respectively, of the electricity traded in each period. According to the consulting firm, the reason for the choice is the pursuit of a good risk x value commitment: 5-year agreements ensure stable revenue in the long term, but there is not always demand in the market for that; medium-term agreements (three years), the most sought by the consumers, have a satisfactory risk x value ratio. Finally, 1-year agreements are intended for the remaining and are subject to the volatility of the PLD (higher or lower).

Several hedge level and agreement portfolio proposals were also considered by the consulting firm. Table 1 summarizes the several trading strategies of this Study. The mix of agreements is treated by the Financial Model as the portfolio goal to be achieved.

Table 01: Trading strategies and portfolio composition

		Assumptions
		BASE CASE
Hedge		20% until 2025 and 10% afterwards	0%	10%	15%	20%	30%	20% until 2025 and 10% afterwards
Portfolio	5 years	50%	50%	50%	50%	50%	50%	30%
	3 years	30%	30%	30%	30%	30%	30%	30%
	1 year	20%	20%	20%	20%	20%	20%	40%

The Technical Note (TN) by the Electricity Generation and Trading Operation and Maintenance Area – DGC stresses that, according to the consulting firm’s report and the spreadsheets provided, they sought to maintain such target ratio for the mix of agreements. However, as stressed by the consulting firm, the strategies outlined were exogenous to the financial model and no dynamic, iterative, or predictive strategies aiming at maximizing or establishing a criterion for risks assumed in the trading strategy to reach the Added Value were studied.

Regarding this aspect, it is worth highlighting the risk of non-materialization of the strategy proposed in the future, given that the company may be subject to market conditions (price and liquidity) other than those presented by the consulting firm, especially considering the accommodation of the significant volume of energy that will not be subject anymore to the quota system.

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2.3 – MARKET PRICE ESTIMATES

To estimate the market prices and forward electricity prices (forward curves), in general, the Consulting Firm UPSIDE used historical market price data of the Brazilian energy sector (trading companies, DCIDE, Balcão Brasileiro de Comercialização de Energia – BBCE). The consulting firm reports that data are from its database, which it is composed of a set of data from several market sources, aiming at mitigating the risk of a single database for the studies.

To estimate the prices, the consulting firm created a function that lists short-, medium- and long-term agreements (according to the 1-, 3-, and 5-year agreement strategy) with respect to the PLD (very short term) and production costs (Weighted Production Cost per Sub-market (CPPS)) perceived. Additionally, the consulting firm adopted the CPPS as a lower market price limiting factor.

Based on that, a neural network was used to create a function that will estimate forward prices, relating it to the PLD and the CPPS, for each contract horizon (1, 3, and 5 years). After that, once the function specific for each contract horizon was obtained, the consulting firm used a linear regression model (also for each type of agreement) to assess the confidence level of the main function obtained.

According to UPSIDE, the functions obtained to build forward curves for 1-, 3-, and 5-year agreements have a high confidence level (close to 95%) in relation to the samples used for assessment. Thus, according to the consulting firm, the functions obtained may be used quite assertively for estimating forward electricity prices.

2.4 – DEVELOPMENTS IN THE FINANCIAL MODEL

In order to assess the risks related to the development of the results obtained in modeling the variables (hydrological and prices) in the financial model, we will consider the hydrological risk (the hydrological dispersion), associated with trading risks (strategy, contract periods and volumes, demand, and pricing, among others), are the main measurable business risks assumed in the Capitalization Scenario.

This is equivalent to say that, according to the consulting firm, as there are countless critical variables, which are still unknown, uncertain, and unforeseeable (the GSF, the PLD, and trading results in each scenario, among others) and may eventually affect the future cash flows of the Capitalization Scenario, these variables, for simplification purposes, are reduced to a representative dispersion of hydrological curves to measure the probable – and measurable – dispersions of net present value (NPV). However, some considerations made by the consulting firm are relevant in this development analysis.

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First, the study considers that the financial effect of the application of hydrological curves in the Financial Model involves a problem in optimizing the aggregate generation of the plants assessed.

Considering that a more adverse hydrological scenario may be associated with a higher NPV and vice-versa (depending on other variables and trading revenues) and that, accordingly, as the evolution of the NPV is also not linear in relation to the hydrological scenarios, the best or worst NPV scenarios may be associated with core envelopments of the hydrological forecasts, and a given NPV p-value may be associated with a hydrological curve in a given scenario and a different curve in another scenario. Therefore, the attempt to analyze hydrological curves to understand the effects of the application of different assumptions on the GSF or the PLD, between the sensitivity analysis scenarios and the base case, is deemed innocuous, as the hydrological curves considered in different scenarios are not correlated (a given NPV p-value may be associated with a hydrological curve in a given scenario and with another curve in another scenario), making the direct comparison between the NPVs obtained in different scenarios for decision-making purposes impossible.

In this regard, the hydrological curves serve as a measure for dispersion of possible NPV scenarios, given the impossibility to apply a better NPV probability distribution than the future hydrological scenarios themselves. This distribution is the one without which the logic for the selection of p-values for NPV would not apply.

According to the consulting firm, each one of the 201 hydrological scenarios selected corresponds to a Total Added Value of the concessions, taking generation into account (including the base hydrological scenario, the hydrological median, plus the 200 envelopments). These scenarios were created and subsequently organized in descending order to choose the minimum NPV levels expected for each p-value (P90, P70, P50, etc.).

From these two findings, that there is no cross-examined correlation of the hydrological curves to the NPV scenarios in different trading and sensitivity analysis cases; and that the final purpose of the hydrological curves is to serve as a measure for the distribution of NPV probability, it is also derived that the only hydrological scenario suitable for critical comparisons and analysis about the GSF or the PLD of a given sensitivity analysis scenario is the case of the hydrological median, according to the consulting firm.

To support the final methodological assessment, the Economic and Financial Analysis Department of Eletrobras Holding – DFPA issued a technical note aiming at analyzing the method for calculating the Added Value and the Concession Bonus. The Technical Note did not analyze the consistency and opportunity of the technical and regulatory assumptions used in the UPSIDE model, nor did analyze the benefits of the transaction. According to the TN by the specialized area, for the Marginal Cash Flow methodology, it is understood that there is no obstacle to its use. However, one should pay attention to the implicit assumption that the two flows have the same risk, which allows, as a consequence, the use of a single discount rate. This effectively materializes if the additional risks that the IPP regime incurs are being addressed in their cash flow. Thus, it should be noted whether the assumptions used by UPSIDE are properly addressing the additional risks of the new regime.

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Still, according to DFPA, new calculations related to the added value and the concession bonus to be paid by Eletrobras shall be necessary due to the renewal of the concession of the Itumbiara HPP (accepted by MME on December 13, 2021). There was a change in the guaranteed power output of this plant from 964.0 MWaverage to 948.9 MWaverage. There was also a change in the generation revenue (RAG) after the renewal of the concession.

2.5 – RISK IDENTIFICATION AND ASSESSMENT

In its report of the second stage of the studies, the consulting firm introduced the identification of risks and consolidated them in a single chapter of the report proposed (Risks Chapter).

These risks were identified, analyzed, and discussed from the beginning of the activities and studied in-depth during the elaboration process of the second stage of the studies, aligned with suggestions and requests of the Holding’s specialized areas.

The consulting firm reported that the base case of this stage of the studies included all risks initially identified and aligned with Eletrobras Holding specialized areas. We also built sensitivity analyses of the results of the risks analyzed in scenarios previously conceived, especially more critical risks regarding the rebound in the economic and financial model and potential impacts on the revenues of the renewed concessions. The ranges of variations for the sensitivity analyses were aligned with the consulting firm and the Holding’s specialized areas.

In the chart below, it is possible to see the set of risks identified by the consulting firm, which may affect the calculation of the Value Added to new concessions and concession bonus, as well as its risk exposure classification. We highlight that the risks related to other aspects of the capitalization shall be addressed and best explored in the TN on General Risks of Eletrobras Capitalization, by DCR.

According to the consulting firm, the base scenario proposes to address the main risks of the business in areas as: Legal, Hydrological/Regulatory, Financial and Economic, and Trading, in order to mitigate them through the financial model or the price curve and GSF.

Therefore, we considered more plausible expectations given the current hydrological and regulatory scenario.

Therefore, this means that the Base Case is the most likely scenario to happen, and the sensitivity analyses derive from adjustments to the Base Case metrics.

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We present below a summary chart with the risks described in the Risks Chapter of the Upside’s Report, considered in the base case and/or in the sensitivity analyses.

Base Case – Summary chart of identified risks

Type	ID	Identified Risks	Type of Analysis
Legal (J)	J1	Risk that Law No. 14,182/2021 is declared unconstitutional under Direct Action for Declaration of Unconstitutionality (ADI) 6,938.	Point of attention
	J2	Risk in the Accounting and Legal Review by the Government Accountability Office.	Point of attention
	J3	Extension of the current concession terms due to the MRE.	Base Scenario considers the extension of Homologation Resolutions (REH) 2902 and 2906.
Water/Regulatory (R)	R1	Decrease in the guaranteed power outputs (GF) under the MRE	Sensitivity analysis: No Revision of the Guaranteed Power Output
	R2	Effects of inflexibility on thermal power plants	Sensitivity analysis: Partial start-up (50%) of the thermal power plants under Law No. 14,182.
Sensitivity analysis: Start-Up of Angra 3 and the plants auctioned under Simplified Competitive Procedure 001/2021.
	R3	Entry of renewable sources beginning in 2023	Sensitivity analysis: Entry of renewable sources and start-up of thermal power plants under Law No. 14,182.
	R4	Dispatchability of the new energy matrix	Point of attention
	R5	Displacement between the PLD and contract prices	Base Scenario assesses the most probable scenario
	R6	Transformation of the energy sector in the future	Point of attention
	R7	Tariff for the Use of the Transmission System (TUST)	Point of attention
	R8	Expansion of the transmission network	Point of attention
Economic and Financial (E)	E1	Intrinsic business risk	Base Scenario is assessed through the p-value flow
	E2	Economic activity level	Sensitivity analysis: Demand Growth– EPE (3.1% p.a.)
Sensitivity analysis: Load growth at an annual rate equal to 3.6%.
	E3	Counterparty credit risk	Point of attention

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Trading (C)	C1	Short Term (PLD)	Base Scenario assesses 201 hydrological scenarios
	C2	Long term (forward)	Sensitivity analysis: Maximum premium of BRL10.00 in the price curve for the Northeast Region
Sensitivity analysis: Maximum premium of BRL20.00 in the price curve for the Northeast Region.
Sensitivity analysis: Single CPPS for all sub-markets.
Sensitivity analysis: CPPS variation (+ 10%)
Sensitivity analysis: CPPS variation (- 10%)
Sensitivity analysis: CPPS variation (+ 14%)
Sensitivity analysis: CPPS variation (- 14%)

We verified, in the chart below, the results obtained by the consulting firm for the base case.

Results obtained by the consulting firm – Base Case
Average PLD – P90 (BRL/MWh)	213
Average GSF – P90	90%
*Energy price – P90	BRL198/MWh*
NPV – P90 (Reais billion)	69.016

*Considering the weighted price for the ACL (in the proportion of the guaranteed power output of each sub-system in relation to total GF of the plants under Law 14,185-2021)

Considering the base case, DGC – the Electricity Generation and Trading Operation and Maintenance Area of the Holding also simulated official models for the industry, based on DCIDE’s database of historical prices, to assess the adherence of the results obtained from market prices.

As a complement, the Holding’s DGC stresses that in moments during which the market price approaches higher values there is a natural reduction in liquidity, due to the lesser propensity of purchasers to trade (thus detaining its prices at high levels). Expanding this risk factor, we have that the amount of energy that will not be subject to the quota system anymore (descotizada) is significant in comparison with current levels of liquidity in the ACL as a whole. Thus, it is expected that in the first five years is not possible to contract all the energy out of the quota system (descotizada) for the prices estimated by the consulting firm in the base scenario.

We observe in the chart below, obtained from the consulting firm’s report, the classification of the assessed risks, based on results obtained in the sensitivity analyses. “Deltas” (differences) are presented in detail in comparison with the NPV of the base case. Details and comparisons regarding the sensitivity analyses may be obtained in the consulting firm’s reports and the report by the Holding’s DGC.

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Sensitivity analyses: NPV deltas and risk rating

Type	ID	Identified Risks	Type of Analysis	∆ NPV	Impact	Probability	Threat /Opportunity	Imp x Prob
Legal (J)	J1	Risk that Law No. 14,182/2021 is declared unconstitutional under Direct Action for Declaration of Unconstitutionality (ADI) 6,938.	Point of attention	-	Inaccurate	Remote	T	Inaccurate
	J2	Risk in the Accounting and Legal Review by the Government Accountability Office.	Point of attention	-	Inaccurate	Remote	T	Inaccurate
	J3	Extension of the current concession terms due to the MRE.	Base Scenario considers the extension of REH 2902 and 2906.	-	Low	Low	T	Low
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Water/Regulatory (R)	R1	Decrease in the guaranteed power outputs (GF) under the MRE	Sensitivity analysis: No Revision of the Guaranteed Power Output	-16,00%	High	High	A	High
	R2	Effects of inflexibility on thermal power plants	Sensitivity analysis: Partial start-up (50%) of the thermal power plants under Law No. 14,182.	7,56%	Medium	Low	O	Medium-Low
			Sensitivity analysis: Start-Up of Angra 3 and the plants auctioned under Simplified Competitive Procedure 001/2021.	-0,50%	Low	High	T	Medium
	R3	Entry of renewable sources beginning in 2023	Sensitivity analysis: Entry of renewable sources and start-up of thermal power plants under Law No. 14,182.	-36,82%	High	Medium	T	Medium-High
	R4	Dispatchability of the new energy matrix	Point of attention	-	Medium	Low	T	Medium-Low
	R5	Displacement between PLD and contract prices	Base Scenario assesses the most probable scenario	-	Medium	Medium	O	Medium
	R6	Transformation of the energy sector in the future	Point of attention	-	Inaccurate	Inaccurate	T/O	Inaccurate
	R7	TUST	Point of attention	-	Low	High	T	Medium
	R8	Expansion of the transmission network	Point of attention	-	High	Medium	T	Medium-High
Economic and Financial (E)	E1	Intrinsic business risk	Base Scenario is assessed through the p-value flow	-	Medium	Low	T	Medium-Low
	E2	Economic activity level	Sensitivity analysis: Demand Growth – EPE (3.1% p.a.)	-1,23%	Low	Low	T	Low
			Sensitivity analysis: Load growth at an annual rate equal to 3.6%	0,54%	Low	Low	O	Low
	E3	Counterparty credit risk	Point of attention	-	High	Medium	T	Medium-High
Trading (C)	C1	Short Term (PLD)	Base Scenario assesses 201 hydrological scenarios	-	High	High	T	High
	C2	Long term (forward)	Sensitivity analysis: Maximum premium of BRL10.00 in the price curve for the Northeast Region.	3,35%	Low	Medium	O	Medium-Low
			Sensitivity analysis: Maximum premium of BRL20.00 in the price curve for the Northeast Region.	5,65%	Medium	Medium	O	Medium
			Sensitivity analysis: Single CPPS for all sub-markets.	0,14%	Low	Medium	O	Medium-Low
			Sensitivity analysis: CPPS variation (+ 10%)	11,90%	High	Low	O	Medium
			Sensitivity analysis: CPPS variation (- 10%)	-13,87%	High	Low	T	Medium
			Sensitivity analysis: CPPS variation (+ 14%)	16,79%	High	Low	O	Medium
			Sensitivity analysis: CPPS variation (- 14%)	-19,55%	High	Low	T	Medium

It is possible to note that there are relevant impacts on the estimated NPV upon the following events:

- in sensitivity analyses related to the start-ups of thermal and renewable power plants under Law 14,182/21 as planned;

- the possibility that the guaranteed power outputs of the other plants subject to the MRE are not reviewed;

- in probable changes in the CPPS considered.

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DCR considers that scenarios related to the abovementioned sensitivity analyses should be observed as points of attention because they are risk factors external to the company, related to the industry environment, and with no direct mitigation by Eletrobras after the capitalization. The company shall consider action plans for the capitalization scenario, given the odds of occurrence of these scenarios.

3 – MAIN POINTS OF ATTENTION

Given the risk assessment to support the decision-making process, DCR deems that the points of attention listed below are relevant:

- DFPA analyzed the calculation model of the Added Value and Concession Bonus, which used the Marginal Cash Flow method. Regarding the Marginal Cash Flow method, DFPA understood that there is no obstacle to its use, however, one should pay attention to the implicit assumption that the two flows have the same risk, which allows, as a consequence, the use of a single discount rate. This effectively materializes if the additional risks that the IPP regime incurs are being addressed in their cash flow.

- The consulting firm identified and assessed risks and included them in the elaboration of the base case, according to the table above “Base Case – Summary Chart of Identified Risks,” in this TN. In order to explore the potential circumstances, system conditions, and some variables deemed relevant, scenarios and sensitivity analyses that go beyond base case metrics were created. Any other risks that were not subject to the sensitivity analyses were addressed as points of attention by the consulting firm. The DGC’s TN stresses that the following items were not subject to analysis in any of the sensitivity analyses and scenarios proposed by the consulting firm, remaining as points of attention to be considered in the assessment of the results obtained:

▪	the adequacy of the operation and expansion costs, the Weighted Cost of Production per Sub-Market (CPPS), including the Levelized Cost of Energy (LCOE) that the consulting firm used;
▪	generation and demand expansion planning, defined by the consulting firm, as well as any delays in the original planning;
▪	the planning regarding the expansion of transmission, as well as the restrictions that the consulting firm used as a basis to limit the amount of wind and solar energy for the next few years and any delays in implementation;
▪	the restrictions on the availability of gas pipelines that the consulting firm used as a basis to simulate any delays in the start-up of the thermal plants provided for in Law 14,182/2021;

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▪	the feasibility of the amounts considered for the ordinary review of the guaranteed power output in 2023 and 2028;
▪	the projections of Annual Generation Revenue (RAG) and Management of Generation Assets (GAG), and consequent reviews, as well as other metrics to define income associated with plants operating under the quota system.<0}

- It is considered to be relevant the inadequacy of official stochastic models of the electrical industry to estimate, with adequate robustness and accuracy, all variables related to future operating and energy conditions of the interconnected system for the analysis of the entire period of concession renewals in the long-term (30 years). This inadequacy is even more aggravated due to the variability of future weather conditions. The consulting firm obtained the results shown in the current stage of the studies through an innovative solution for this risk, using its own methodology and simulation model, which includes readjustments of data from energy resource series used in simulations, through its own climate model. The model used was not subject to the assessment by DGC of the Holding, which only focused on assumptions assessment and exploratory analysis of results obtained by the consulting firm.

- The TN of DGC stresses that, according to the consulting firm report and the spreadsheets available, the allocation of the electricity trade sought to maintain such a target ratio for the mix of electricity trading agreements. However, as stressed by the consulting firm, the strategies outlined were exogenous to the financial model and no dynamic, iterative, or predictive strategies aiming at maximizing or establishing a criterion for risks assumed in the trading strategy to reach the Added Value were studied. About this aspect, it is important to note the risk of not materializing the strategy proposed in the future, given that the company may be subject to market conditions (price and liquidity) different from what was asserted by the consulting firm, taking into account especially the accommodation of the significant volume of electricity no longer in the quota system (descotizada) in the first 5 years after capitalization.

- As a complement, the Holding’s DGC stresses that in moments during which the market price approaches higher values there is a natural reduction in liquidity, due to the lesser propensity of purchasers to trade (thus detaining its prices at high levels). Expanding this risk factor, we have that the amount of energy that will not be subject to the quota system anymore (descotizada) is significant in comparison with current levels of liquidity in the ACL as a whole. Thus, it is expected that in the first five years is not possible to contract all the energy out of the quota system (descotizada) for the prices estimated by the consulting firm in the base scenario.

- DCR considers that drops in the NPV estimated in scenarios related to some sensitivity analyses (please see the body of this TN) shall be observed as points of attention because they are risk factors foreign to the company, related to the industry environment, and with no direct mitigation by Eletrobras after capitalization. The company shall consider action plans for the capitalization scenario, given the odds of occurrence of these scenarios.

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- According to the TN of the DGE, it was not possible to find in the documents issued by MME, EPE, and ANEEL elements to confirm or refute the assumption of a future decrease in guaranteed power outputs of plants subject to the MRE. It was not possible to confirm the convergence of the Weighted Cost of Production per Sub-Market (CPPS) with the Marginal Cost of Expansion (CME), based on data available in the 2021 Generation Price List and the Technical Note on the methodology and calculation of the Marginal Cost of Expansion (CME) of the Brazilian Energy Sector (SEB) obtained from the Investment Decision Model (MDI) of EPE; It was also not possible to assess the degree of adjustment of CPPS amounts used in the consulting firm’s final report, given that the cost per source ranges significantly. The CPPS amounts per sub-market provided by the consulting firm were defined by using its own method and is not possible to assess its degree of adjustment, neither confirm nor refute amounts submitted. There are still references to its own models and methods that are not described nor indicated in any reference.

- DGE also reports that there are aspects of the report and choices of the consulting firm that may not be audited or reproduced, due to the use of its own methods and models.

- DCR understands that these points of attention, risks, and facts obtained from the TN of the DGE are relevant to the quality of risk assessments of these studies. It is important to consider possible impacts of risks identified (some contemplated by the sensitivity analyses in this study), mainly those related to the CPPS variability and the difficulty to verify the adjustment of amounts used by the consulting firm, due to its great variability for the energy source considered and its own method used by the consulting firm.

- According to the consulting firm UPSIDE, the system shall be less and less likely to need the entire guaranteed power output of the hydro power plants to meet the demand expected. Deprived of generating power, hydro power plants may be impacted n their revenue. A sensitivity analysis of this scenario was performed and possible impacts are quantified, according to assumptions of the simulations performed.

4 – FINAL CONSIDERATIONS

The methodology for the risk analysis used by the consulting firm was based on the PMBOK GUIDE (“A Guide to the Project Management Body of Knowledge – PMBOK GUIDE,” by Project Management Institute – PMI) and on the Brazilian Standard – NBR ISO 10006 of the Brazilian Technical Standards Association – ABNT, which addresses “Quality Management Systems – guidelines for quality management in projects.”

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The Corporate Risk Department – DCRR deemed satisfactory both the method chosen and risk identification processes and assessment. The risks identified in the consulting firm report are assessed by the expert areas and are suitable for the final stage of the studies. The elements deemed relevant and that were not included in sensitivity analyses were identified by the expert areas and are included in their respective technical notes disclosed, contributing to identifying limitations on the results obtained in the studies.

We highlight that the sensitivity analyses and the scenarization proposed were aligned with the expert areas and the consulting firm, for the final stage of the studies. The results obtained are within the context of the invitation to bid and the needs raised by Eletrobras.

The risks mapped up to this moment were analyzed and classified based on the best information available. The results obtained and impacts quantified may suffer higher variations and shall not be taken into account fully, given the limitations imposed by the assumptions, a high number of variables and their variability, and methodological alternatives used in the studies.

Prepared by:

Leonardo Frederico Reiter

Higher Analyst, Corporate Risk Department – DCRR

Mauro Retto Lopes

Corporate Risk Manager, DCRR

I agree:

Roberto Brigido do Nascimento

Risk, Internal Control, and Information Security Superintendent, DCR

BOARD OF EXECUTIVE OFFICERS 3,021st Meeting TERMINATION	20-OUT-2021
RESOLUTION (RES)-660/2021

REPORTING JUDGE: Chairman RODRIGO LIMP NASCIMENTO, Generation Officer PEDRO LUIZ DE OLIVEIRA JATOBÁ, Corporate Management and Sustainability Officer LUIZ AUGUSTO P. A. FIGUEIRA, Chief Financial and Investor Relations Officer ELVIRA CAVALCANTI PRESTA, Transmission Officer MARCIO SZECHTMAN, and Governance, Risks, and Compliance Officer CAMILA GUALDA SAMPAIO ARAUJO.

Subject: Economic and Financial Model (P.1), Tutorial (P.2), and Report detailing the assumptions and methods (P.3), related to Agreement No. ECE – DSS-4588/2021 entered into with Upside, for the Calculation of Value Added of New Concessions Grants.

CLASSIFICATION: Confidential

The Board of Executive Officers of Centrais Elétricas Brasileiras S.A. – Eletrobras, by using the powers vested in it, and based on the terms of Report to the Board of Executive Officers Generation Division – DG-055 of October 20, 2021 after examination and analysis, DECIDED TO approve the following proposal:

1.       approve the Economic and Financial Model (Product 1), the Tutorial of the Model (Product 2), and the Report detailing the assumptions and methods used to the drafting the Economic and Financial Model (Product 3), related to Agreement No. ECE – DSS-4588/2021 between Eletrobras and Upside, for the Calculation of Value Added of New Concessions Grants;

2.       order that the Consulting Firm Upside submits, based on item 1, the other products contracted under Agreement No. ECE-DSS-4588/2021, according to the contract schedule;

3.       order that the Presidency – PR, the Generation Division – DG, the Executive Board of Management and Sustainability Office – DS, the Executive Board of Tax Commissioner’s Office – DF, the Executive Board of transmission – DT, the Executive Board of Governance, Risks, and Compliance – DC, and the General Office – PRGS adopt, each one in its scope of performance, the necessary measures to comply with this Resolution.

CLAUDIA LEITE TEIXEIRA CASIUCH	Digitally signed by CLÁUDIA LEITE TEIXEIRA CASIUCH Data: 2021.10.21 18:30:18 -03‘00‘

CLÁUDIA LEITE TEIXEIRA CASIUCH

Acting General Secretary

Reserved for Central Archive:

Proceeding:

RBF/PRGS

CLASSIFICATION: Confidential

ANNEX 24

Description of the new concession agreements to be entered into by the Company and its subsidiaries

I – name and qualification of the interested related party;

Federal Government.

II – nature of the interested related party's relationship with the company;

Controlling shareholder.

III – number of shares and other securities issued by the company that are owned by the interested related party, directly or indirectly;

IV – any existing balances, payable and receivable, between the parties involved;

According to explanatory note 37 of Eletrobras' financial statements, there is a list of transactions that involve the government.

Source: Eletrobras Quarterly Information (September 30, 2021)

V – detailed description of the nature and extent of the interest in question;

The proposed operation consists of the execution, by the Company, as intervening party, of agreements for the concession of hydraulic energy potential through hydroelectric power plants, in which the Federal Government appears as the granting authority.

VI – management recommendation about the proposal, highlighting the advantages and disadvantages of the operation for the company; and

The Administration recommends this proposal, as it is a condition for the privatization process under the terms of Law No. 14,182/2021, according to Technical Note DC 001/2022.

VII – if the matter submitted for approval by the assembly is a contract subject to the rules of art. 245 of Law No. 6,404 dated 1976:

a) detailed demonstration, prepared by the officers, that the agreement observes commutative conditions, or provides for adequate compensatory payment; and

See Technical Note DC 001/2022.

b) analysis of the terms and conditions of the agreement in light of the terms and conditions prevailing in the market.

See item VII(a).

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Technical Note

Subject: Global Technical Note on RPTs

Authors: Presidency

Governance, Risk, and Compliance Office – DC

Generation Office – DG

Transmission Office – DT

Financial and Investors Relations Office – DF

Corporate Management and Sustainability Office – DS

Company: Centrais Elétricas Brasileiras S.A. – Eletrobras

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1. Purpose

The purpose of this Technical Note (TN) is to identify and assess, from a point of view of the legal requirements provided for in the applicable laws and regulations, as well as pursuant to the guidelines in the Eletrobras companies’ Related-Party Transaction Policy, version 4.0, of December 17, 2021, the transactions that shall be conducted within the scope of Eletrobras capitalization process.

This Technical Note seeks to address, on a consolidated basis, the characteristics of each transaction that shall collectively make the Eletrobras privatization process feasible. Our approach shall bring objective aspects of related-party transactions and further address value levers brought by the privatization. The analysis shall, therefore, be integrated and interdependent.

2. Background

Eletrobras is a federal public-private joint-stock company, publicly-held and controlled by the Federal Government, having its shares traded in Brazil, the United States, and Spain, meeting the requirements of the Brazilian Securities and Exchange Commission – CVM/B3 – Brasil, Bolsa, Balcão, the Securities and Exchange Commission – SEC/New York Stock Exchange – NYSE, and Latibex, Bolsa de Madrid.

It acts as a holding controlling most of the Brazilian electric power generation and transmission systems through its subsidiaries Eletronorte, CHESF, Furnas, Eletronuclear, and CGT Eletrosul. In addition to the main shareholders of these companies, Eletrobras, on behalf of the Brazilian government, holds half of Itaipu Binacional’s capital. It is responsible for trading Itaipu electricity and acting as manager of sectoral funds by the legal delegation of the government. The holding also develops R+D+I projects, performs specialized technological and laboratory services, through Electric Energy Research Center (Cepel), and controls the holding company Eletropar. Additionally, the Company holds interest, directly or indirectly, in several SPEs and affiliates acting in the energy business. The company is listed at the B3 Corporate Governance Level, expressing the commitment and adoption of best governance practices.

3. Latest evolution of the privatization process

For the topic, we will list below the latest chronology of events:

  On February 23, 2021, the federal government submitted, to the National Congress, Provisional Measure (MP) No. 1,031, providing for the capitalization of Eletrobras. The amendment to the Provisional Measure intended to allow the Brazilian National Bank for Economic and Social Development – BNDES to study the structuring of Eletrobras capitalization. The wording brought changes regarding the bill presented in 2019. Among them, we highlight the increase in funds intended for the Energy Development Account (CDE) – which went from 1/3 to 50% – and the inclusion of Tucuruí Hydro Power Plant, which brings more funds to reduce sectoral charges paid by consumers.

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  The House of Representatives approved, on May 19, Provisional Measure 1,031, which provides for the Eletrobras capitalization process. Upon completion of the processing in the House of Representatives, the measure was submitted to the Senate for analysis until June 22.

  The Federal Senate approved, on June 17, Provisional Measure 1,031, which provides for the Eletrobras capitalization process. Upon completion of the processing in the Senate, the measure was submitted for new evaluation by the House de Representatives.

  The House of Representatives approved, on June 21, Provisional Measure 1,031, which provides for the Eletrobras capitalization process. Upon completion of the processing in the Legislative Houses, the measure was submitted for presidential assent.

  The House of Representatives sent, on June 22, to the Presidency of the Republic, the final wording of Provisional Measure No. 1,031 approved on June 21.

  Law 14,182 was published in the Federal Official Gazette on July 13, 2021, which results from Conversion Bill 7/2021 and Provisional Measure 1,031, which addresses the privatization of Eletrobras. Pursuant to Art. 1 of Law 14,182/2021:

“Article 1 – The privatization of Centrais Elétricas Brasileiras S.A. (Eletrobras) shall take place as provided by Law No. 9,491 of September 9, 1997, and ¶ 1 of this article and shall be subject to the granting of new electricity generation concessions for Concession Agreements No. 007/2004-Aneel-Eletronorte, executed by the Federal Government e Centrais Elétricas do Norte do Brasil S.A. (Eletronorte), and No. 004/2004-Aneel/Furnas, especially for the Mascarenhas de Moraes Hydro Power Plant (HPP), executed by the Federal Government and Furnas Centrais Elétricas S.A. (Furnas), pursuant to the rules and conditions established in this Law.”

  Decree No. 10,791 of September 10, 2021 created Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. (ENBpar), a governmental entity linked to the Ministry of Mines and Energy, organized as a joint-stock company.

  The Board of the Investment Partnership Program (CPPI) approved, unanimously, on October 19, Resolution No. 203/2021, which addresses the privatization modeling of Eletrobras. The decision was based on specialized technical studies funded by BNDES.

  BNDES informed that the date for the Public Hearing of the Eletrobras privatization process was changed from December 22, 2021 to January 5, 2022.

  On December 29, 2021, the Board of the Investment Partnership Program – CPPI approved Resolution 221, amending Resolution 203/2021.

4. Legal aspects

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Law 14,182/2021 provides for the privatization of Centrais Elétricas Brasileiras S.A. (Eletrobras), to occur in the form of an increase in capital stock, through a public subscription of common shares, with the waiver of the preemptive right by the Federal Government.

To promote the privatization referred to in the Law, the Federal Government is hereby authorized to grant, for thirty (30) years of the date of execution of new agreements, new concession agreements for electricity generation to be directly or indirectly held or controlled by Eletrobras, which:

I – have been extended pursuant to art. 1 of Law No. 12,783 of January 11, 2013 (plants operating under the quota system);

II – are governed by the provisions in item II of ¶ 2 of art. 22 of Law No. 11,943 of May 28, 2009 (Sobradinho);

III – are governed by provisions in ¶ 3 of art. 10 of Law No. 13,182 of November 3, 2015 (Itumbiara);

IV – have been authorized by Concession Agreement No. 007/2004-Aneel-Eletronorte (Tucuruí);

V – have been authorized by Concession Contract No. 004/2004-Aneel-Furnas, specifically for the Mascarenhas de Moraes HPP.

The new concession agreements for electricity generation shall be in the form of exploitation for independent production, as provided by Law No. 9,074 of July 7, 1995, with the assumption of management of the hydrological risk.

Resolution 203/2021 issued by the Board of the Investment Partnership Program (CPPI) approves the operational method, adjustments, and conditions for privatization of Centrais Elétricas Brasileiras S.A. – Eletrobras under the National Privatization Program (PND).

Pursuant to Law 14,182/2021 and Resolutions 203/2021 and 221/2021, there shall be a global public offering (“Global Public Offering”) that shall comprise the public primary distribution (“Initial Public Offering”) of common shares, simultaneously, in Brazil (“Brazilian Initial Public Offering”) and abroad (“International Offering”) and shall follow the rules established by the Brazilian Securities and Exchange Commission – CVM regarding the domestic market and the rules related to transactions of this type in the international market.

If the Initial Public Offering is not sufficient to dilute the Federal Government’s direct and indirect interest to the percentage equal to or of less than forty-five percent of Eletrobras’ voting capital, within the scope of the Global Public Offering itself, there shall be a Follow-on Public Offering of common shares held by the Federal Government or a company directly or indirectly controlled thereby (“Follow-on Public Offering”).

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Resolution 15/2021 of the National Council for Energy Policy – CNPE defined that the electricity agreements terminated pursuant to art. 1 of Law No. 12,783 of January 11, 2013 shall be twenty percent per annum, beginning on January 1, 2023, according to the schedule in Annex IV, except for the Tucuruí, Curuá-Una, and Mascarenhas de Moraes HPPs, with electricity available as of the execution of new concession agreements.

5. Transaction analysis

The modeling created to allow the privatization of Eletrobras establishes a series of transactions that shall involve related entities/companies, and, therefore, the analysis on the applicable laws and regulations applies to the Related-Party Transactions and the Related-Party Transaction Policy of the Eletrobras companies, version 4.0 of December 17, 2021.

Article 3 of Law 14,182/2021 provides that:

“Article 3 – The privatization of Eletrobras is conditional to the approval, by its general shareholders’ meeting, of the following conditions:

I – the corporate restructuring to keep companies, facilities, and interests, held or managed by Eletrobras, under the direct or indirect control of the Federal Government, specially Eletrobras Termonuclear S.A. (Eletronuclear) and Itaipu Binacional;

II – the execution of new concession agreements for electricity generation referred to in art. 2 of this Law, replacing the agreements in effect on the date of enactment of this Law, changing the exploitation regime for independent production, pursuant to Law No. 9,074 of July 7, 1995, including as to the conditions for canceling the concessions, the taking over of facilities and indemnifications, as well as the assumption, contracting, and administration, by the company resulting from the corporate restructuring defined in item I of this main section, of the obligations related to the Incentive Program for Alternative Energy Sources (Proinfa) contracts;

III – amendment to Eletrobras’ Bylaws to:

a) prohibit any shareholder or group of shareholders from exercising votes in a number higher than ten percent (10%) of the number of shares into which the voting capital of Eletrobras is divided;

b) prohibit the execution of shareholders’ agreements for the exercise of voting rights, except for the formation of blocks with a number of votes lower than established in sub-item “a” of this item; and

c) create special preferred shares, exclusively held by the Federal Government, pursuant to ¶ 7 of art. 17 of Law No. 6,404 of December 15, 1976, which shall entitle the Federal Government to the veto power in the corporate resolutions related to the matters referred to in this item;

IV – maintenance of the payment of associative contributions to the Electric Energy Research Center (Cepel) for a period of six (6) years of the date of privatization;

V – development of projects that shall compose the following programs:

a) revitalization of the water resources of the São Francisco River and Parnaíba River basins, directly by Eletrobras or, indirectly, through its subsidiary Companhia Hidrelétrica do São Francisco (Chesf) or units of the Brazilian Army;

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b) structural reduction of electricity generation costs in the Legal Amazon and for the navigability in the Madeira River and the Tocantins River, directly by Eletrobras or, indirectly, through its subsidiary Eletronorte; and

c) revitalization of the water resources of the drainage basins, defined pursuant to item V of the main section of art. 1 of Law No. 9,433 of January 8, 1997, in the area of influence of the reservoirs of the Furnas hydro power plants, which concession agreements are affected by this Law, directly by Eletrobras or, indirectly, through its subsidiary Furnas;

VI – assumption of vicarious liability as to compliance with the programs established in arts. 6, 7, and 8 of this Law.”

Each transaction involving the Eletrobras privatization process was individually assessed in specific Technical Notes. This Technical Note presents a restated analysis of the privatization conditions and transactions required for the structuring of such process, according to the guidelines of the Related-Party Transactions.

1st) Transition of the management of government programs from Eletrobras to ENBPar.

Currently, Eletrobras, pursuant to the prevailing legal provisions, develops the following activities of public interest;

✓	Implement programs for universal access to electricity;
✓	Manage contracts arising from programs aiming at increasing the participation of electricity generation projects from alternative sources; and
✓	Develop programs, projects, and activities to encourage and guide consumers, aiming at efficient use of electricity.

Also in its Bylaws, there are provisions stating that Eletrobras shall cooperate with the Ministry of Mines and Energy – MME to improve the Country’s energy policy. In this regard, it is responsible for the management of some specific programs, which funds result directly from the federal government.

As provided by Law No. 14,182/2021, the Company and ENBPar are authorized to execute an agreement governing the operational transition of the management of the activities and assignment of trading agreements under the Incentive Program for Alternative Energy Sources (PROINFA), management of the checking account referred to as National Program for Energy Conservation (Procel), the credit facility agreements using funds from the Global Reversal Reserve (RGR), the Mais Luz para a Amazônia and Luz Para Todos programs, and the management of the Federal Government assets provided for in Decree-Law No. 1,383 of December 26, 1974, as well as the assumption, by the Company, free of charge, of a commitment to provide support and advice to ENBPar for the management of these activities, including personnel training, availability of databases, and information.

The sectoral funds shall be transferred to ENBpar upon execution of the Sectoral Program and BUSA Management Transition and Transfer Agreement, to be entered into by and between Eletrobras and ENBpar, with the intervention of the Federal Government, represented by the

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Ministry of Mines and Energy, which draft shall be submitted to the General Shareholders’ Meeting.

The execution of such agreement represents a transaction with related parties in view of the applicable laws and regulations and the RPT Policy of the Eletrobras companies, namely: Eletrobras, ENBpar, and the Federal Government.

The Sectoral Program and Federal Government Assets Managed by Eletrobras (BUSA) Management Transition and Transfer Agreement provides the following:

(i) “Up to the date of actual transfer of each of the Sectoral Programs to ENBPar, Eletrobras shall continue to be entitled to the cost of managing the sectoral programs and the BUSA, as established in the applicable laws and regulations, until the date of actual transfer of each of the Sectoral Programs and administration of the BUSA, as applicable, (…).”

(ii) “The transfer of each of the Sectoral Programs shall be completed upon execution, by the Parties, of the Transfer Certificate, (...), by which ENBPar shall undertake, in full and immediately, any and all rights or obligations related to the Sectoral Programs or the BUSA.”

Considering that after privatization, Eletrobras shall no longer be a state-owned public-private company and, therefore, shall no longer be able to act by the legal delegation in the management of these funds, it is understood that this transaction is necessary to allow the transfer of this attribution to the newly state-owned company, ENBPar.

The RPT presented above shall be subject to accounting disclosure and entail the issuance of a notice to the market, upon execution of the Transition and Transfer Agreement, given its relevance.

There is no parameter in the market, as it is a government policy. Eletrobras shall continue to be entitled to the cost of managing the sectoral programs and the BUSA, exactly when it was a public-private company.

2nd) Execution of the Equity Transfer Agreement and Other Covenants, for delivery of the transfer of Eletrobras’ interest in Itaipu to ENBpar

To formalize the disposal of ownership interest held by Eletrobras in Itaipu Binacional, it will be necessary to sign the Equity Transfer Agreement and Other Covenants, to be entered into by and between Eletrobras and ENBPar.

The agreement provides for the terms and conditions so that Eletrobras continues providing, on a temporary basis, for one hundred and eighty (180) days, the services related to the Brazilian management of Itaipu and the acquisition of the electricity services of Itaipu. Thus, the services are guaranteed while ENBpar has no structure and personnel required for undertaking such services.

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Eletrobras holds an ownership interest equivalent to 50% of Itaipu Binacional’s capital stock. As the Federal Government is the controlling shareholder of Eletrobras, the disposal of the ownership interest held by Eletrobras in the capital stock of Itaipu to ENBpar falls under the concept of transaction with related parties, as corporate restructuring, aiming at segregating Itaipu from Eletrobras’ equity and transfer it to ENBpar, assets and properties of the Federal Government (controlling shareholder).

The transfer of the interest in Itaipu from Eletrobras to ENBpar is also deemed a RPT. In this respect, attention is called to the following points:

Transfer Value: The value of the transfer was calculated by adjusting the Eletrobras’ interest in the capital stock of Itaipu until the date of the transaction. Such value was calculated by BNDES and, according to Dr. Carmen Tibúrcio’s opinion, the method used in the calculation shall comply with the terms in the Treaty and Reverse Note No. 10. Thus, the transfer price is commutative, following the RPT rules;

Payment method: The payment by ENBpar to Eletrobras shall be made in 240 consecutive monthly installments, starting 30 days after execution of the agreement. Due to the singular subject matter under analysis, the transfer of ownership of the representative of the Federal Government in Itaipu, it is not possible to compare this condition with other similar transactions in the market;

Compensation: The interest rate proposed by BNDES is 4.763%, based on the market values of the bonds issued by the US National Treasury. In this regard, we highlight that it is a risk-free rate, and it is common for the market to add spread according to the creditor’s risk. Thus, this transaction is not similar to the market.

ENBpar’s Guarantees: The blocked account to be created by ENBpar mitigates the risks of the payment flow. As a guarantee of the payment of the purchase price, all amounts payable by Itaipu to ENBPar as compensation on the paid-up capital (pursuant to Annex C of the Treaty) shall be deposited, for the account and the order of ENBpar, blocked account.

Payment of yield for 2021: Eletrobras, as holder of 50% of the capital stock of Itaipu for 2021, is entitled to receive a 12% yield on the adjusted capital stock of Itaipu. Such payment is made in a lump sum, usually in April. The agreement for the transfer of Itaipu provides that ENBpar shall pay such compensation to Eletrobras in 36 installments. In this regard, commutability is not observed, since Eletrobras was already entitled to receive this amount in a lump sum. However, if the return on capital of Itaipu for 2021 has already been paid to Eletrobras until the transaction date, such amount shall no longer be part of the acquisition price.

3rd) Corporate restructuring of Eletronuclear

As discussed in this Technical Note, item I of article 3 of Law No. 14,182 provides, as one of the conditions for privatization of Eletrobras, a “corporate restructuring for direct or indirect

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control of companies, facilities, and interests, held or managed by Eletrobras, specifically, Eletronuclear, by the Federal Government.”

Such application results from a constitutional dictum, more precisely from article 21, item XXIII, according to which it is incumbent upon the Federal Government to “provide nuclear services and facilities of any nature and hold the monopoly on research, mining, enrichment, and reprocessing, industrialization, and trade in nuclear ores and their derivatives, subject to the following principles and conditions: (...)”

In other words, so that Eletrobras ceases to be a state-owned company, the controlling interest of Eletronuclear shall be transferred, in compliance with the abovementioned constitutional and legal precepts. Thus, the intended transaction of corporate restructuring of Eletronuclear shall result in a new parent on behalf of the Federal Government, in the specific case, a new state-owned company, Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. – ENBpar, a governmental entity linked to MME, authorized by Law nº 14,182, and created by Decree nº 10,791 of 2021, given that, as a result of the format created, Eletrobras shall still hold a relevant interest in Eletronuclear’s capital.

Such corporate restructuring modeling was created by the Board of the Investment Partnership Program, which, through Resolutions No. 203 and 221, provides for a sequence of an act to effect the segregation of Eletrobras from the controlling interest of Eletronuclear. It is worth emphasizing that Law No. 14,182 provided for this responsibility to approve the operational modality, adjustments, and conditions for the privatization of Eletrobras to be of CPPI. In summary, such law granted the CPPI the regulatory powers pursuant to the guidelines imposed thereby.

In this context, the CPPI defined the conditions, or rather, the set of transactions required for the corporate restructuring of Eletronuclear, a complex legal business that even contemplates several acts that, if there were autonomy of shall for their execution, could be understood as similar to transactions between related parties. However, as the acts of privatization are compulsory by nature, as they result from legislative and regulatory measures, such corporate transactions are sui generis, and the rules related to transactions with related parties shall apply, cum grano salis. The analysis of the particular case cannot be dissociated from the following assumptions: (i) the transactions are not comparable in the market, since the control of Eletronuclear cannot be freely available by Eletrobras and its transfer is made to comply with a legal order; and ii) the transaction need to be analyzed together with the other acts composing the restructuring of Eletrobras, all interdependent, logically and structurally, integrating a complex legal business which purpose is the privatization of Eletrobras. The general meeting, in particular, the minority shareholders (the Federal Government shall be, by law or resolution, prevented from voting) shall be responsible for assessing the privatization matters, reason why the managers of Eletrobras shall inform the shareholders, presenting their considerations on the matters to be addressed.

In view of this clarification, the transaction required for transferring the controlling interest from Eletronuclear to ENBPar, which shall be carried out by means of a capital increase and

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conversion of common shares into preferred shares, shall be detailed below, highlighting the aspects related to transactions between related parties.

  Assignment, free of charge, from Eletrobras to ENBPar, of the preemptive right on part of the shares issued by Eletronuclear in a capital increase

The corporate restructuring of Eletronuclear consists in a capital increase transaction in which Eletrobras assigns to ENBPar its preemptive right to subscribe for common shares issued, followed by the conversion of common shares into preferred shares in an amount sufficient for transferring the control between the companies.

Despite the fact that the preemptive right is usually susceptible to economic assessment, the particular case presents extraordinary circumstances and contours, since, as mentioned, Eletronuclear corporate restructuring is an integral part of a larger process, which consists in the privatization of Eletrobras.

These peculiar characteristics of the process imply the impossibility of pricing the preemptive right, as the transfer of control of Eletronuclear is not subject to “trading” and, consequently, to the appropriation of economic value. In other words, there is only one company that could be entitled to the free assignment, ENBPar, organized to be the new holding company for both companies that should remain indirectly owned by the Federal Government.

CPPI, in this regard, within the scope of its powers, issued Resolutions No. 203 and No. 221, determining that the assignment of the preemptive right would be free of charge, on the assumption of the impossibility to ordinarily verify the arm’s length conditions of transactions between related parties, either by the Fairness Test mechanism or the Arms-length Bargain Comparison.

As there is no possible market comparability, as, again, only Eletrobras and ENBPar can act pursuant to the conditions established by CPPI, the managers and shareholders are to assess the costs and benefits of the privatization as a whole, to assess the results that may come to Eletrobras if the transaction is successful.

By the way, it should be noted that the free assignment herein, pursuant to the provisions of Law No. 14,182 and CPPI Resolutions No. 203 and No. 221, will only be effective if the following is duly approved in an Eletrobras’ General Meeting: i) the corporate restructuring of Electronuclear; (ii) all other transactions preceding the capitalization, such as the process of termination of the quota system (descotização) and conversion of the company into a corporation and (iii) the capitalization and privatization of Eletrobras, which effectiveness, in turn, depends on the actual settlement of the Public Offering of its shares in an amount sufficient to dilute the direct and indirect interest of the Federal Government to a percentage equal to or of less than 45% of the voting capital of Eletrobras.

  Conversion, in Eletronuclear, of common shares into preferred shares

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Given the assumption that ENBPar needs to take over the controlling interest of Eletronuclear, it is required to hold voting shares (common shares) over 50%. Therefore, BNDES – and CPPI Resolution No. 203 – proposes the approval of a program for converting, in an optional manner, common shares into preferred shares at a 1:1 ratio.

Eletrobras shall, necessarily, join the program and convert 124,541,409,099 common shares into preferred shares, which will result in a dilution of its interest in this type of shares in approximately 32%, and, therefore, the increase in the Federal Government’s interest shall reach the level required to take over.”

At this point, it should be noted that the anticipated conversion into preferred shares is limited to a ceiling of 50% of preferred shares vis-à-vis common shares. This proportion follows the provisions in article 15, ¶ 2, of the Brazilian Corporation Law, as in the wording presented by Law 10,303/2001.

The number of common shares resulting from the capital increase and conversion was calculated based on the independent appraisal report on Eletronuclear prepared by BRPartners. In fact, it is important to clarify that the amounts used as a reference for the economic value of Eletronuclear came from the independent appraisal report prepared by BRPartners, contracted by BNDES, aiming at complying with the provisions in item 4.4.4 of the Related-Party Transaction Policy of the Eletrobras Companies, according to which “(...) in case of complex transactions (such as corporate restructuring), the analysis must be performed by an independent specialized institution not linked to the companies involved in the transaction with related parties.”

The ratio proposed for the conversion (1:1) implies that the amount of common and preferred shares is equal, as the preferred shares provides no significant equity advantage and the controlling interest (typical of common shares) can only be held by ENBPar, as longa manus of the Federal Government.

The statutory provisions of right to cumulative minimum priority dividends for the preferred shares and of voting rights in the amendment to Eletronuclear’s Bylaws, pursuant to CPPI Resolutions No. 203 and No. 221, will be excluded. These matters, once approved, shall grant withdrawal right to dissenting shareholders holding such class of shares. Considering that the number of existing preferred shares, excluding shares held by Eletrobras, represents an insignificant percentage of the capital stock, the potential number arising from any withdrawal is not significant, and, therefore, everything indicates that the management of Eletronuclear shall not use the option provided for in art. 137, ¶ 3, of the Brazilian Corporation Law, which allows reconsideration of the decision.

To Eletrobras, the loss of such rights is, by itself, not an advantage. Nonetheless, the loss shall be analyzed together with the other restructuring aspects, comparing positive and negative points, in order to conclude whether, in the end, the Company shall be benefited in abiding by the set of conditions provided for the privatization process.

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It is worth highlighting that the conversion of shares herein, pursuant to the provisions in Law No. 14,182 and CPPI Resolutions No. 203 and No. 221, shall only be effective if the privatization of Eletrobras actually occurs.

  Dividends

Eletronuclear’s bylaws provide for the payment of cumulative minimum priority dividend to the shareholders holding the company’s preferred shares. Pursuant to BNDES’ report, in case there is no regular payment of such dividends, the shareholders holding preferred shares shall now have voting right. For Eletronuclear, upon the restructuring proposed, according to BNDES, this would become a problem, because, ultimately, Eletrobras, now a private company, would take over the control of the company, which is not consistent with the public-private company model, in particular, in a company that develops an activity which monopoly is state-owned, as provided for in the Constitution. As Eletronuclear pays no dividends to its shareholders since 2010, it is necessary, as a material aspect of the privatization process, to promote financial recovery for the company through such payments.

As mentioned, aiming at eliminating the risk of Eletronuclear returning to take over the control of Eletrobras, which is already a private company, the corporate restructuring established by CPPI considers the following:

1.       Eletrobras shall subscribe for capital increase shares in Eletronuclear in an amount that will include the (updated) total amount of the cumulative minimum priority dividends not distributed to the holders of preferred shares since 2010, which shall be allocated to the Capital Reserve account;

2.       Before payment in full of the abovementioned shares, Eletronuclear shall declare said cumulative minimum priority dividends to be paid with the funds that shall become an integral part of the capital reserve created;

3.       Eletrobras’ credit regarding the dividends declared and its obligation fully paying the capital increase shall then be offset;

4.       Eletronuclear’s bylaws shall be amended to remove the mandatory payment of cumulative minimum priority dividends, as well as including the provision of the possibility of using the capital reserve to pay these dividends.

For Eletrobras, the matter addressed herein shall be analyzed together with the other restructuring aspects, comparing positive and negative points, in order to conclude whether, in the end, the Company shall be benefited in abiding by the set of conditions provided for the privatization process.

Finally, we highlight that this model aspect – the corporate reorganization of Eletronuclear – is not effective separately. It shall only be effective if all transactions in the capitalization process (Privatization) provided by Law 14,120/2021 and the CPPI Resolutions are collectively approved and the Public Offering is settled.

  Investment Agreement

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Eletrobras is executing an Investment Agreement with ENBpar, which, by nature, is a related-party transaction. In particular, in this agreement, there are two obligations imposed to Eletrobras that are not typical and, therefore, are more complex to determine arm’s length conditions, which shall be verified considering the set of several transactions comprising the privatization. We present these aspects below:

  The obligations of the parties to participate in the process to increase funding to Angra 3 Thermonuclear Plant, operated by Eletronuclear (“Angra 3”), as on-lenders (under loans to Eletronuclear) and guarantors, in the proportion of their shares in the capital stock, excluding the existing collaterals.

This obligation shall affect Eletrobras in prospecting debt for allocation to other projects necessary for the development of the company. It is important to note that CNPE Resolution No. 23/2021 determines zero NPV for the Angra 3 project. Additionally, with the current CAPEX forecast of BRL21 billion, pursuant to the BNDES model, the debt requirement for this project would be BRL18 billion, and, pursuant to this Investment Agreement, Eletrobras could be required to raise and transfer to Eletronuclear the amount of BRL6.5 billion. This transaction increases the company’s financial liabilities, thus limiting Eletrobras’ capacity to fundraise other projects. One aspect resulting from this transaction is the commitment of collaterals in the same proportion as Eletrobras in Eletronuclear’s voting share stock, a fact that, likewise, would limit us in new projects.

In addition to the abovementioned aspects, Eletrobras’ RPT policy in its item 4.4.4.1 states that: “The corporate restructuring involving parties related to the Eletrobras System companies shall ensure equitable treatment for all shareholders.” In that case, the Investment Agreement considers that the collaterals/transfers of new credit facilities shall be in the proportion of the voting capital stock, which is equitable. Nonetheless, the current collaterals shall remain under the conditions in effect in which Eletrobras is the main guarantor. Thus, pursuant to the total structure of collaterals provided by Eletronuclear, it will not be in the proportion of the voting capital, and Eletrobras ends up with a burden greater than its interest in this voting capital.

  The Parties are hereby required to make contributions, release the required personal guarantees, and/or structure the transfer transactions to obtain funds, pursuant to the Capital Contributions and Financing Proposals provided in BNDES’ Studies.

As discussed above, the provision of collaterals shall limit Eletrobras’ ability to fund new projects. We consider the same abovementioned figure. This aspect is not effective separately. It shall only be effective if all transactions in the capitalization process (Privatization) provided by Law 14,120/2021 and the CPPI Resolutions are collectively approved and the Public Offering is settled.

4th) Payment of Added Value

Law No. 14,182/2021 authorized the Federal Government to grant new concessions for electricity generation, for thirty (30) years, for the agreements below:

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Table 1 – Plants in ANNEX I of CNPE Resolution 30/2021

Subsidiary	HPP	Single Generation Project Code (CEG) - ANEEL	State	Power (MW)
Chesf	Boa Esperança	UHE.PH.PI.000267-4	PI/MA	237.3
Chesf	Apolônio Sales (Moxotó)	UHE.PH.AL.001510-5	AL	4,279.6
Chesf	Paulo Afonso I	UHE.PH.BA.002012-5	BA
Chesf	Paulo Afonso II	UHE.PH.BA.027048-2	BA
Chesf	Paulo Afonso III	UHE.PH.BA.027049-0	BA
Chesf	Paulo Afonso IV	UHE.PH.BA.027050-4	BA
Chesf	Luiz Gonzaga (Itaparica)	UHE.PH.PE.001174-6	BA/PE	1,479.6
Chesf	Xingó	UHE.PH.SE.027053-9	SE/AL	3,162.0
Chesf	Sobradinho	UHE.PH.BA.002755-3	BA	1,050.3
Chesf	Funil	UHE.PH.BA.027046-6	BA	30.0
Chesf	Pedra	UHE.PH.BA.027052-0	BA	20.0
Eletronorte	Coaracy Nunes	UHE.PH.AP.000783-8	AP	78.0
Eletronorte	Tucuruí	UHE.PH.PA.002889-4	PA	8,535.0
Eletronorte	Curuá-Una	UHE.PH.PA.027130-6	PA	42.8
Furnas	Corumbá I	UHE.PH.GO.000866-4	GO	375.0
Furnas	Estreito (Luís Carlos B. de Carvalho)	UHE.PH.SP.000917-2	SP/MG	1,050.0
Furnas	Funil – RJ	UHE.PH.RJ.027118-7	RJ	216.0
Furnas	Furnas	UHE.PH.MG.001007-3	MG	1,216.0
Furnas	Marimbondo	UHE.PH.MG.001417-6	MG/SP	1,440.0
Furnas	Porto Colômbia	UHE.PH.MG.002117-2	MG/SP	320.0
Furnas	Itumbiara	UHE.PH.MG.001194-0	MG/GO	2,082.0
Furnas	Mascarenhas de Moraes (Peixoto)	UHE.PH.MG.002038-9	MG	476.0

CNPE Resolution No. 30/2021, in its Art. 1, establishes the amount of BRL67.052 billion as value added by the new concession agreements for electricity generation conditioned to the grant of new concession agreements, the subject matter of which is the group of Hydro Power Plants (HPPs) included in the Table above, totaling 26,089.6 MW of installed capacity. The new system shall be granted based on the privatization of Eletrobras, as provided by Law No. 14,182 and established BRL25.379 billion as the amount to be paid by Eletrobras, or its subsidiaries, as concession bonus of new agreements and BRL32.073 billion as the amount to be paid by Eletrobras, or its subsidiaries, in the Energy Development Account (CDE).

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Pursuant to article 5 of Law No. 14,182 and CNPE Resolution No. 30, such value added by the new concession agreements for electricity generation considered: (i) the change in the exploitation regime for independent production; (ii) the deduction of BRL2.906 billion in credits related to the reimbursement for the verified fuel expenses, incurred until June 30, 2017, by the electric utilities contracted by the Company and holders of the concessions referred to in article 4-a of Law No. 12,111/2009, which have been verified, but not reimbursed due to the requirements of economic and energy efficiency, including the monetary adjustments (observing, therefore, the legal limitation established at BRL3.500 billion); and (iii) the termination of the electricity agreements executed pursuant to article 1 of Law No. 12,783/2013, on a gradual and uniform basis, within five (5) years, in the proportion of twenty percent (20%) per annum, as for January 1, 2023, except for Tucuruí, Curuá-Una, and Mascarenhas hydro power plants, which shall have electricity available upon execution of the new concession agreements.

Eletrobras contracted an independent consulting firm, Upside Finanças Corporativas Ltda. (“Upside” or the “Consulting Firm”), Agreement No. ECE-DSS-4588/2021, to provide specialized services, aiming at supporting the decision taken by the top management, through a specific study, on the concession amount in the privatization process regarding the change in the form of quota contract for independent producers for the 22 plants, using, for that, Upside’s economic and financial model, assumptions, and methods, approved by the Company through Resolution 660 of October 20, 2021.

The study contemplates a series of scenarios, simulating possible assumption alternatives combining demand growth rates, penetration of new sources of energy (gas, solar, wind, etc.), and prospects for the evolution of production costs, in addition to a reduction in the Guaranteed Power Outputs of the hydro power plants driven by the impacts of climate change on available water resources.

Due to the complexity and uncertainties related to the forecast of these assumptions in the long term, the participation of experts from the renowned consultancy consulting firm was required in the areas of energy planning, electricity price modeling, hydrology, regulation, and legislation of the energy sector, adding to the expertise of the Company. The combination of variables, including those introduced during the processing of Law 14,182/2021 in the Congress, which impact the scenarios for electricity generation expansion, was a significant technical challenge for the elaboration of scenarios in the long term. The occurrence of the major water crisis during the preparation of the analysis introduced an additional factor of volatility in the short-term projections.

The assumptions for pricing, system expansion, and future hydrology were based on studies and analysis for the elaboration of deadlines consistent with the concession term of the new agreements. A risk adjustment methodology was also adopted by the Consulting Firm, allowing the use of differential cash flow (quotas x IPP) and, consequently, the use of the same discount rate.

In this context, a climatological dispersion returning the values of future GSF and PLD was taken as a basis. With these assumptions and methods, a “Base Case” was created, which,

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based on the Consulting Firm’s study, would be the one with the highest probability of occurrence. Therefore, depending on the level of risk to be assumed by the Company, future cash flows with amounts higher than those projected in the “Base Case” could be observed. The Consulting Firm’s analysis also contemplated, in the several alternative scenarios, the risk assessment related to the change in variables determined as critical, described below, which sometimes are characterized as threats, other times as opportunities. It is important to emphasize that a mathematical model was created to capture all assumptions of the energy sector as it is regulated today. Some assumptions are empirically based on the capture of perceptions, which would be difficult to reproduce in a mathematical model. Resulting in the need for the modeling composed of a “Base Case” and a comprehensive set of sensitivity analysis arising from changes in the assumptions that compose the study pillars. The threats and opportunities may support the Company’s Management in the monitoring of risks and in the decision-making process.

Pursuant to the Consulting Firm, the study contemplates the critical variables that may be defined pursuant to the method and criteria of:

•	Offering
•	Expansion and revisions of the guaranteed power output: sensitivity analysis of the schedule for entry of renewable sources and inflexible thermal power plants, as well the results of the guaranteed power outputs revised.
•	Hydrological availability: sensitivity analysis of the hydrological inflows.
•	Demand
•	Sensitivity analysis of the demand growth.
•	Variations in the price curve (Weighted Cost of Production per Sub-Market (CPPS) and forward)

After obtaining the results for the “Base Case”, 13 sensitivity analysis were determined aiming at evaluating the impact of the result, modifying, among objective criteria, the critical variables of the model.

The sensitivity analyses were:

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1)   No Revision of the Guaranteed Power Output

2)   Partial start-up (50%) of the thermal power plants under Law No. 14,182

3)   Start-Up of Angra 3 and the plants auctioned under Simplified Competitive Procedure (PCS) 001/2021

4)   Entry of renewable sources and start-up of thermal power plants under Law No. 14,182

5)   Demand Growth – Empresa de Pesquisa Energética (EPE) (3.1% p.a.)

6)   Load growth at an annual rate equal to 3.6%

7)   Maximum premium of BRL10.00 in the price curve for the Northeast Region

8)   Maximum premium of BRL20.00 in the price curve for the Northeast Region

9)   Single CPPS for all sub-markets

10) CPPS variation (+ 10%)

11) CPPS variation (- 10%)

12) CPPS variation (+ 14%)

13) CPPS variation (- 14%)

The results are in the figure below:

Figure 1 – Polar Chart of Variation of Results of the “Base Case” and sensitivity analysis obtained by the consulting firm UPSIDE in relation to CNPE Resolution No. 30/2021

Legend:

Caso Base = Base Case

C2: Custo de Produção = C2: Production Cost

C2: Único CPPS para todos submercados = C2: Single CPPS for all sub-markets

C2: Ágio máximo de R$20,00 no preços de NE = C2: Maximum premium of BRL20.00 in the price curve for the Northeast Region

R1: Sem Revisão de GF = R1: No Revision of the Guaranteed Power Output

R3: Renováveis Térmicas no cronograma da Lei = R3: Renewable Thermal Power Plants in the schedule of Law

R2: Entrada metade das térmicas = R2: Half start-up of the thermal power plants

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R2: Angra 3 + PCS 2021 = R2: Angra 3 + PCS 2021

E3: Cargo EPE (3,1% a.a.) = E3: Position EPE (3.1% p.a.)

E3: Carga 3,6% a.a. = E3: Position 3.6% p.a.

Based on the result presented in the study, the consulting firm UPSIDE, from a total of 14 scenarios that represent the “Base Case” simulated and also 13 sensitivity analyses changing the critical variables of the study, among all study scenarios, the added value proposed in CNPE 30/2021 regards the sensitivity analysis simulated.

In the Consulting Firm’s studies, the results related to the "Base Case", in which the value determined for the Grant was BRL64.357 billion, were approximately 4% lower than that determined by CNPE Resolution 30/2021, equivalent to BRL67.053 billion. However, the assessment shall also consider the set of results sensitized to the changes in the assumptions considered in the modeling, as shown in the chart above.

The assumptions combining demand growth rates, penetration of new energy sources (thermal, gas, solar, wind, etc.), and prospects for the evolution of production cost, in addition to a revision of the Guaranteed Power Outputs of the hydro power plants (which forecast is based on the regulation) driven by the impacts of climate change on available water resources are critical factors with long-term effects on future electricity prices and have a greater potential impact on the study result. Mitigation of the risks related to these factors should integrate careful monitoring of their evolution with an asset expansion and adequacy policy. The use of revenues from new functionalities (ancillary services, among others) and the combination of hydroelectric assets with other sources (hybridization) are in line with these actions. Note that Resolution 221 of CPPI sets the maintenance of the assets involved in the transaction as for their “optimal use” in this new context as an obligation. Additionally, Eletrobras’ generation assets are in different regions of the national territory and belong to all electricity sub-markets (South, Southeastern, North, and Northeast regions), which, depending on the trading strategy used, mitigates shortage of generation in some regions, as other regions could have excess.

Furthermore, the Consulting Firm performed an analysis in which the risks and sensitivity considered where classified pursuant to their impact and probability and, then, distributed in a matrix. It was observed that a great part of the risks is of the operating structure of the energy sector and, therefore, is deemed structural.

On the other hand, the factors with the greatest influence in the short term, with lesser effects on the final results of the Upside’s study, were more sensitive to the natural volatility of prices in the current composition of the market, still strongly influenced by dependence on the hydroelectric source and pressured by the unavailability of water caused by a succession of periods marked with rainfall below the historical average. For these factors, mitigation shall be based on the elaboration and detailing of a commercial strategy aimed at valuing electricity originating from a renewable source (intrinsic characteristic of the hydroelectric source) through greater penetration in market niches where this characteristic is priced by the consumer as a value added to the electricity product. This factor shall demand a restructuring of the group’s marketing activity, requiring joint and corporately-oriented action to achieve its goals. It shall also require an effort to communicate the association of the Eletrobras brand with clean energy, at a time when players in the energy sector are seeking the same identity. The differentiation

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may come from a strategy of certification of the generation assets through international standards that may start with own assets, but extend to third-party’s assets, generating an opportunity for the company to purchase certified energy to boost its trader position in the electricity market. It is also worth mentioning that the imposed (or exogenous) increase in the offering and transmission restrictions or the intensification of the location signal are expected to affect the Company’s value. But Eletrobras has everything a large generator/trader needs to mitigate these risks, which is the ownership of mature assets and in different sub-markets. For this reason, appropriate strategies shall have to be implemented in the trading activity, in order to mitigate the risks and costs of undesirable exposures in a market with a very volatile price and vulnerable to interventions.

The change in the regime of the concession agreements referred to herein, due to their relevance, related to the ongoing changes in the electricity generation matrix in the country, has the potential to redesign the electricity market in Brazil, opening up a new range of opportunities and risks to generate value for the company. It is also worth noting that the Brazilian energy sector is going through discussions of changes in the legal and regulatory framework in force, such as the possibility of introducing coverage and electricity trading, which may affect the assumptions of energy prices considered in the analyses performed. Thus, it is recommended that trading strategies to be combined (all companies as one), in order to mitigate risks and costs of undesirable exposures in a market with a very volatile price. After all, it is precisely in this aspect that the opportunities to be explored by the Company’s business are concentrated, as it currently is.

We highlight that the consulting firm’s study exclusively addressed the change in the contract type and concession term of 22 hydro power plants. However, there are other potential gains related to the reorganization of the Company as a Corporation and other related value levers that shall be considered in the analysis of the privatization of Eletrobras.

Legend:

Negócio Transmissão T = T Transmission Business

CONCESSÃO DE LEILÃO ANEEL = ANEEL AUCTION CONCESSION

INICIO DA IMPLANTAÇÃO = BEGINNING OF DEVELOPMENT

TERMO DE LIBERAÇÃO DEFINITIVO – TLD RECEITA FULL = FINAL RELEASE INSTRUMENT (TLD) FULL REVENUE

REFORÇOS E MELHORIAS DE GDE PORTE AUTORIZAÇÃO COM RECEITA PREVIA. = MAJOR REINFORCEMENTS AND IMPROVEMENTS – AUTHORIZATION BASED ON PROVISION FOR REVENUE

REFORÇOS E MELHORIAS DE PEQUENO PORTE AUTORIZAÇÃO SEM RECEITA PREVIA. = MINOR REINFORCEMENTS AND IMPROVEMENTS – AUTHORIZATION BASED ON PROVISION FOR REVENUE

IMPLANTAÇÃO DOS EMPREENDIMENTOS = IMPLEMENTATION OF DEVELOPMENTS

OPERAÇÃO DO EMPREENDIMENTO = DEVELOPMENT

RISCO DE DESTRUIÇÃO DE VALOR PARA COMPANHIA = RISK OF DESTRUCTION OF COMPANY’S VALUE

FUNDAMENTAL SEGUIR PLANO DE NEGÓCIOS PRAZO E ORÇAMENTO PREVISTO = IT IS ESSENTIAL TO FOLLOW THE ANTICIPATED BUSINESS PLAN, TERM, AND BUDGET

6. Evaluation of Eletrobras’ capitalization gains for the Transmission segment

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The transmission segment is characterized by strong regulation. We present below a chart of the forms of business in the Transmission segment.

The diagram below shows that the implementation of developments is a serial stage in all greenfield projects in the company’s T segment.

This stage includes the greatest risk of business value destruction, whether due to the delay in the implementation stages and the consequent delay in obtaining revenue or due to the extrapolation of the funds provided for in the business plan.

Eletrobras has currently 98 developments under implementation, with provision for revenue, with investments of around BRL2.8 billion.

The implementation of the development begins when the authorization is received and ends when the Final Release Instruments are received, allowing for the receipt of 100% of the expected revenue.

After completion of the Eletrobras privatization process, we estimate the following gains in the implementation of transmission projects:

Item	Current situation	After capitalization
Hiring of EPC Contractors and/or suppliers of inputs and service providers for the Implementation of the developments	The contracts are made pursuant to Eletrobras’ Bids and Contracts Regulations, which result from Law 13,303/16.	The contracts shall not be subject to any external laws and regulations, being based only on the internal procedures.
Engagement of services based on price lists acknowledged by the Regulatory Authorities.	The engagements shall be subject to the lists approved internally and acknowledged as valid by the Brazilian Government Accountability Office – TCU and Brazilian Office of the Comptroller General – CGU.	Engagements shall be freely traded.
Selection of suppliers	Specific criteria established by Law for selecting suppliers shall be met.	Suppliers can be freely selected by the Company, using its own criteria.
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Investment Budget	New investments by the Company depend on prior approval of the Federal Legislative Branch (Global Spending Programs (PDG)/Investment Budget (OI), the change of which depends on a new approval of the Federal Legislative Branch.	Investments can be made at the Company’s free initiative and decision.
Land Release	Land negotiations are limited and supervised by the Regulatory Authorities.	Land can be freely negotiated by the Company.

With the capitalization and consequent dilution of the ownership interest of the public controlling shareholder, the Company will become private, capturing efficiency gains.

7. Potential gains and levers of growth with capitalization

In addition to the economic benefits of the new concession agreements, the capitalization has the potential to add more value to the privatized Eletrobras, mainly due to greater expedition in the decision-making process and in the implementation/acceleration of efficiency gains and cost reduction initiatives, which are more difficult to implement as a government-owned company. We highlight below some of the initiatives that may be made feasible or, in some cases, improved, and which aim to make Eletrobras more efficient and competitive:

New Model of Electricity Trading: currently Eletrobras operates conservatively in this market, not having a single trader. Each subsidiary operates on its own, although coordinated by the holding. Currently, it is unlikely that Eletrobras shall be able to establish a trading company, given that it would be necessary to get an authorization issued by the Federal Government to establish a new state-owned company. Therefore, upon privatization, it shall be possible to evaluate the creation of an electricity trading company for all Eletrobras companies, with economies of scale, optimization of prices among submarkets, among other levers that are being studied by the Generation Office, with the help of an external consulting firm. After the process of termination of the quota system, Eletrobras will have a volume of free energy capable of making it the most relevant supplier in the market, concomitantly with the expectation of increased demand arising from the change in the regulation of the minimum requirements to join the free market.

Use of Tax credits at the Holding: Eletrobras Holding does not have relevant taxable income and, over the last years, it has recorded deductible financial expenses in expressive amounts, causing tax inefficiency. The company has approximately BRL11.4 billion in accumulated tax losses accumulated, which may only be accounted for to generate deferred tax asset in case of a forecast of taxable income. The privatized company shall expedite the definition of ways to generate taxable income in the holding, in order to be able, in the future, to use this tax loss at the ratio of 30% of the annual taxable income, reducing cash disbursement.

Trading Liabilities (Contingencies): Eletrobras and its subsidiaries have provisions to cover probable losses in the amount of BRL33.6 billion. Additionally, it has BRL48 billion in processes

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assessed as a potential loss. A large part of these processes is advocated by the own teams of the legal areas of Eletrobras and its subsidiaries. There are limitations for outsourcing legal defense activities, as well as for negotiating agreements, due to the restrictions imposed on public-private companies. In general, there will be a potential gain in efficiency in the management of these liabilities. Although many processes are in the execution phase, there may be an opportunity to negotiate some agreements at amounts lower than those provisioned, with a positive effect on the result. Besides reducing the risk of increased provision, adjustment and interest, expenses with legal fees, and court costs. After privatization, the company shall have more expedition to negotiate agreements, as well as to contract specialized legal offices, as has already happened with other companies that were privatized.

Selling Shares of Affiliates: Eletrobras holds interest in affiliate companies, totaling approximately BRL8.4 billion. A portion of this portfolio could already be disposed of, pursuant to the guidelines defined by the Eletrobras’ Board of Directors. As a public-private company, the process for disposing of interests is slow. Specific legal rules of the state-owned companies, which include inspection by the regulatory authorities, are to be complied with.

Procurement Process: Eletrobras and its subsidiaries have to follow strict bidding processes, which, despite having been improved in the scope of the so-called Law on State-owned Enterprises, sometimes demand a much longer period of time than the procedures for selecting goods and services adopted in the private sector, mainly in view of the diversity of means of oppositions of the bidding processes. In fact, some of the conditions applicable to public-private companies are stricter than those applied to private companies, which entails increased costs and protective measures by suppliers. In some cases, the bidding process attracts no supplier and the process has to be completely reviewed and resumed. Additionally, under a new procurement regime, Eletrobras companies may be able to benefit from their power of scale, in order to perform centralized transactions that will probably generate savings.

Shared Services Centers (SSC): Eletrobras and its companies currently count on four SSC. Certainly, the possibility of having just one SSC on a national scale may add even more value in terms of cost reduction and optimization of transactional processes, such as payroll, accounting, management of physical and information technology infrastructure, logistics and supply chain management, calculation of taxes, accounts payable, and others.

Simplification of the Budget Process: at this moment Eletrobras and its companies need to prepare, manage, and control two distinct budgets: (i) the Global Spending Program (PDG), known as “Legal Budget” and (ii) the Business and Management Master Plan (PDNG), known as “Business Budget.” As part of the Indirect Administration, our budgets are to be included in the Federal Government’s Budget, in compliance with the official calendar and governmental approvals, including regarding eventual relocations that may be necessary. The process as a whole starts far in advance, which makes it difficult to be accurate in the projections, requiring, almost always, the need for relocation throughout the year. It is important to highlight that the companies may not perform transactions not provided for in the Legal Budget, even having sufficient funds.

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04-Jan-2022 NT-DC-001/2022

Revamping of the Generation Complex: the Eletrobras companies have assets that are among the oldest in operation in the country. By simplifying the procurement and budgeting processes described above, there is an opportunity to speed up the revamping of these assets, with the exchange of analog panels for digital panels and equipment revamping, among other improvements that shall increase the efficiency level of the plants, which translates into lower costs.

Revamping of Transmission Assets: the Eletrobras companies have assets representing more than 40% of the transmission lines in the country. Many of these assets are near the end of their useful lives. It is possible to carry out reinforcement and improvement works that add Permitted Annual Revenue (RAP), increase the availability of lines, and, as a result, reduce the risk of penalties (variable installment). Furthermore, the possibility of speeding up the revamping of asset management processes, already in progress, shall contribute to the optimal use and replacement of these assets.

Reduction in Cost of Capital: the privatized Eletrobras may optimize its capital structure. A reduction in the Company’s cost of equity is expected after privatization, given that investors currently price the government risk, harming the company. With the dilution of the Federal Government’s interest in the Company’s capital, certain market concerns related to Governance are mitigated and the investors start to deduct a lower cost of capital in Eletrobras’ expected cash flow. This means that the investor would be willing to pay a higher present value for the asset, making the Company more competitive.

Participation in Auctions: Eletrobras companies were unable to participate in new auctions for several years, either due to lack of financial capacity or due to penalties imposed by ANEEL due to delays in the delivery of Generation and Transmission works. With that, the company’s relative share in the G&T market has been gradually reducing, as presented in the quarterly reports. Some subsidiaries participated in the transmission auction again in 2020, but were not able to win any lot. With the reduction in the abovementioned cost of capital, the cost reductions, the gains in operational efficiency, greater autonomy for corporate structuring, and the simplification of the procurement process, the Eletrobras companies are expected to become more competitive for participation in future Generation and Transmission auctions.

M&A Transactions: Eletrobras and its subsidiaries hold non-controlling interests in about 80 SPEs (used to be 176 in 2016). With the privatization, it shall be possible to speed up the unbundling interests among subsidiaries, as well as to assess, with greater business autonomy, acquisition, and/or sale opportunities. The optimization of this portfolio brings several potential gains, depending on the transaction: release of off-balance guarantees, aggregation of EBITDA (currently the participations are accounted for using the equity method of accounting), reduced contributions, and increased leverage capacity, to name a few.

Migration to the Novo Mercado: with the privatization, the company shall more easily migrate to the Novo Mercado of B3, increasing the liquidity of securities and attracting new investors who do not invest in companies with lower Governance levels.

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04-Jan-2022 NT-DC-001/2022

Staff Restructuring: Eletrobras and its subsidiaries now count on areas that only exist given the fact that it is a public-private company, such as, for example:

✓	Internal Audit: It is estimated that about 10% of the Internal Audit hours of the Holding and subsidiaries are dedicated to serving the regulatory authorities, in addition to the teams from the other technical areas supporting the activities of interaction with the regulatory authorities. These structures may be reduced upon privatization, specifically as to serving the governmental regulatory authorities applicable to state-owned companies.

✓	Governance: Possibility of adapting the selection and appointment process of Managers to the practices used in the private sector, simplifying the current process requiring interactions and approvals with the governmental bodies.

✓	Government programs: Eletrobras manages different governmental programs, which shall be transferred to ENBpar, as the trading agreements within the scope of the Incentive Program for Alternative Energy Sources (PROINFA), management of the checking account referred to as National Program for Energy Conservation (Procel), the credit facility agreements that use funds of the Global Reversal Reserve (RGR), the programs Mais Luz para a Amazônia and Luz Para Todos, and the management of the Federal Government assets provided for in Decree-Law No. 1,383 of December 26, 1974. All these programs require teams, expenses, systems, controls, accountability to Governing bodies, and internal approvals.

✓	Trading Itaipu’s electricity: Eletrobras is now in charge of trading Itaipu’s electricity, which shall be allocated to ENBpar. This is a complex activity, which includes billing, collection of the electricity from Itaipu from distributors operating under the quota system, payment of taxes, issuance of invoices, controls, systems, financial management of the account, among other activities.

✓	Legal Budget: Eletrobras and its subsidiaries count on teams dedicated to the preparation, management, and control of the Legal Budget, which is part of the Federal Government’s Budget. There is a specific chart of accounts, monthly monitoring reports, need for justification of deviations, in addition to monitoring by the regulatory authorities.

✓	Organizational Structures: there is room for optimization in the organizational structures of the Holding and subsidiaries, which are replicated and may be organized in a more balanced way, including the adoption of matrix structures, allowing not only a reduction in the number of management positions, but also standardization of several corporate processes and greater expedition in the decision-making process.

Attracting and Retaining Talents: with the privatization, the company shall be able to adopt a structure of positions and salaries more in line with the best market practices, with adequate incentives, including as regards retention of the best talents. Currently, the compensation structure follows strong regulations applied by the government bodies, which makes it difficult

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04-Jan-2022 NT-DC-001/2022

to implement a policy that rewards results, added value, and commitment to the company. We shall be able to correct distortions, reward the best employees, and adjust fixed and variable compensation programs, and job structures.

Cultural Transformation: there is much to be done in terms of a culture based on results, valuing meritocracy, agility in the decision-making process, and diversity. Although the Eletrobras companies’ working arrangements are provided for in the Consolidated Labor Laws, in practice there is difficulty in replacing staff, which can only be done through a public sector recruitment examination, with low turnover.

Innovation: with the privatization, the Company shall have more flexibility to attract new talent, strategic partners, contract, or partner with startups, and speed up the process of digital innovation and transformation.

In short, the privatization of Eletrobras has the potential to unlock a number of levers for adding value and generating growth for the Company.

8. Conclusion

The modeling created to allow the privatization of Eletrobras foresees the conduction of a series of transactions that shall involve related entities/companies, applying, therefore, the analysis of the laws and regulations applicable to the topic of Related-Party Transactions and the terms of the Eletrobras Companies’ Related-Party Transaction Policy, version 4.0, of December 17, 2021.

Law No. 14,182 establishes that CPPI is responsible for approving the operational modality, adjustments, and conditions for the privatization of Eletrobras. This Technical Note presents a restated analysis of the conditions for privatization and the transactions required for organizing such process, in view of the guidelines of the Related-Party Transactions, namely:

  Transition of the management of government programs from Eletrobras to ENBpar;
  Execution of the Equity Transfer Agreement and Other Covenants, to formalize the transfer of Eletrobras’ share in Itaipu to ENBpar;
  Corporate restructuring of Eletronuclear; and
  Payment of Value Added.

As already mentioned, the privatization acts are compulsory by nature, as they result from legislative and regulatory measures, such corporate transactions are sui generis, and the rules related to the related-party transactions shall, to some extent, apply to them.

The privatization process involves a set of unique corporate transactions, making a conjunctural interpretation of several aspects necessary, among them: inconsistency with market conditions, analysis within the concept of integrity and interdependence of their related acts, and the impossibility of isolated evaluation of arm’s length conditions. We highlight the assumption of global arm’s length conditions and, as a consequence, the need to evaluate the “greater whole”: the privatization of Eletrobras, based on the benefits to be obtained by its process, due to potential gains and the Company’s growth levers, listed in the previous item.

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04-Jan-2022 NT-DC-001/2022

In this regard, a joint analysis of the transaction was performed, considering both the positive and negative aspects for Eletrobras. We highlight that there are quantitative aspects, as in this case of the value added by the changes in the concession agreements, amounts to be received for holding an interest in Itaipu, and those related to the segregation of Eletronuclear. Furthermore, there are qualitative aspects that involve greater freedom for the Company’s management, with value levers and potential gains resulting from its privatization.

Accordingly, considering the quantitative aspects and the multiple potential gains resulting from the privatization, there is a decision on the arm’s length conditions of the transaction as a whole.

Thatiana Martins dos Santos Silva
Superintendent

Roberto Brigido do Nascimento
Superintendent

Fernando Antônio Ribeiro Soares
Advisor to the President

Fernando Simões Cardozo
Superintendent

Flávia Francesca Capano Serra
Office Advisor

Saul de Santana Mendonça
Superintendent

Rodrigo Madeira Henrique de Araujo
Office General Coordinator

Rodrigo Villela Ruiz
Superintendent

Luiz Augusto Pereira de Andrade Figueira
Director – DS

Elvira Baracuhy Cavalcanti Presta
Director – DF

Camila Gualda Sampaio Araujo
Director – DC

Pedro Luiz de Oliveira Jatobá
Director – DG

Márcio Szechtman
Director – DT

Rodrigo Limp Nascimento
President – PR

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SUBJECT: The Electric Energy Research Center – CEPEL and the legal provision for maintaining institutional contributions in the Eletrobras Capitalization process.

REFERENCES:

Law 14,182 of July 13, 2021; Statement of Reasons No. 416 of August 12, 1971, of the Minister of Mines and Energy; Law 14,182 of July 13, 2021; Statement of Reasons (EMI) No. 00003/2021 MME of February 12, 2021; Business and Management Master Plan (PDNG) 2022-2026; Strategic Plan 2021-2035; Law 9,991 of July 24, 2000; CEPEL Bylaws passed on November 14, 2017 and registered on April 27, 2018.

1. PURPOSE:

This Technical Note aims to clarify the legal provision for maintaining institutional contributions to the Electricity Research Center, provided for in item V, article 3 of Law 14,182 of July 13, 2021.

2. BACKGROUND:

The Electric Energy Research Center – CEPEL was established on December 28, 1973 as a civil association, legal entity of private law, nonprofit, pursuant to art. 1 of their Bylaws; having as “partners, founding members” Centrais Elétricas Brasileiras S.A. – Eletrobras; Furnas Centrais Elétricas S.A.; Companhia Hidroelétrica do São Francisco S.A. – Chesf; Centrais Elétricas do Sul do Brasil S.A. – Eletrosul and Centrais Elétricas do Norte do Brasil S.A. – Eletronorte (art. 3), which contributed to the formation of the company’s initial assets and properties and from then on made institutional contributions in consideration for a portfolio of projects of direct interest in Eletrobras Companies, negotiated on annual basis and permanently monitored.

In Statement of Reasons No. 416 of August 12, 1971, from the Minister of Mines and Energy, at that time, to the then President of the Republic, who passed it (Federal Official Gazette (DOU) of August 25, 1971, pages 6825 and 6826), are stated both foundations of the constitution of CEPEL, within the purpose of “creating the basis to a process of technological development able to acquire, progressively, sufficient creative force and energy to achieve and maintain relative autonomy” (a) “the companies linked to the Ministry of Mines and Energy” had “conditions to bring significant contribution to the technological development process under examination”; so that the public-private companies, which had already “reached a asserted, high level of profitability” would lead the process, with the installation of such a center; and (b) its independence, as an essential condition for it to maintain its characteristics of efficiency and objectiveness; a solution that found support in the laws and regulations applicable to “the companies linked to the Ministry of Mines and Energy,” which provided for the “allocation of funds to research and investigation activities or to the formation of specialized technical staff required for the respective activities.”

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It is worth mentioning that CEPEL was established in 1973, a time when the Eletrobras companies discharged countless duties in the national energy system, being “THE” agent of the energy sector and not just “ONE” agent.

Pursuant to these foundations and objectives, CEPEL not only exercised the role of central executor of Research, Development, and Innovation in the Eletrobras System. It also had an even higher performance, as an entity “that aims to promote a scientific and research infrastructure, aiming at the development, in the country, of advanced technology in the field of electrical equipment and systems,” according to art. 1 of its Bylaws.

As an example of activities that transcend Eletrobras companies, CEPEL develops a software chain that supports the planning and operation of the national energy system. These technological solutions, developed over 30 years and implemented under strict specification and monitoring by the sectoral agencies, added a series of particularities and “customizations,” which promote the interconnected operation of the system, with energy savings estimated at 22% in relation to a non-interconnected operation. These developments have as one of their primary objectives the optimal use of water, in addition to being based on the maximization of the use of clean and renewable resources, and the assumption of energy security.

Thus, as an institutionalized associate of the National Energy System, CEPEL’s activity puts it in a position, not of a mere service provider, but as a role of interest in scientific and technological development. Thus, the reason for being of CEPEL, under the inspiration of such Statement of Reasons, and which received the embossed stamp from the Headship of the Nation, is to count on with a CENTER OF EXCELLENCE - with technical independence and exemption, on research and development. It is a specialized institution, essential to this strategic sector, as a knowledge and solutions hub.

The main beneficiary of its performance are Eletrobras Companies, but part of its performance transcends Eletrobras and includes the Ministries of Mines and Energy and Science and Technology and Innovation, in addition to sector entities such as the Empresa de Pesquisa Energética, the National Electric System Operator, the Electricity Trading Chamber, and the National Electricity, Universities, as well as electric utilities and equipment manufacturers, the reason why the Ministry of Mines and Energy predicted for a guarantee of institutional contributions to CEPEL for 6 years, as a way to ensure offering of CEPEL’s products to the sector as a whole.

3. THE OBLIGATION PROVIDED BY LAW 14,182 OF JULY 13, 2021

As mentioned above, part of the CEPEL products aims to serve not only Eletrobras but the Brazilian energy sector as a whole. In this regard, the Ministry of Mines and Energy, through Statement of Reasons EMI No. 00003/2021MME of February 12, 2021, ensured minimum contributions to the CEPEL, for a period of six years of the capitalization of Eletrobras, in order to find institutional mechanisms, within that time frame, to fund and monetize the products offered by the Center directed to the energy sector as a whole.

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Therefore, item V, article 3 of Law 14,182 of July 13, 2021 provides as follows:

Article 3. The privatization of Eletrobras is hereby conditioned upon the approval, by its general meeting of shareholders, of the following conditions:

IV – continuous payment of the membership dues to the Electric Energy Research Center – CEPEL, for six (6) years, of the privatization date;

Paragraph 4. The related contribution referred to in item IV of the main section of this article shall:

I – in the first year after this Law becomes effective, correspond to the amount effectively paid by Eletrobras and its subsidiaries in 2019 adjusted by the Extended National Consumer Price Index (IPCA), published by the Brazilian Institute of Geography and Statistics – IBGE, or by another index that may replace it;

II – be reduced, beginning in the second year after this Law becomes effective, in up to one-sixth (1/6) per year, applying the adjustment criterion indicated in item I of this paragraph.

Paragraph 5. The related contribution referred to in item IV of the main section of this article shall be addressed in the same manner referred to in ¶ 3 of art. 4 of Law No. 9,991 of July 24, 2000.

Paragraph 4 established, as a benchmark for the amount of the contributions, the calendar year of 2019. Thus, the minimum amounts to be contributed as institutional contributions to CEPEL after the capitalization are, in summary:

Table 1 – Minimum contributions to CEPEL in Eletrobras’ capitalization scenario

Legend:

ANO = YEAR

Note: The amounts forecasted take into account adjustment throughout the years.

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It is important to clarify that the base year (2019) used by the legislator already represents a drop in investments in CEPEL of approximately 5% when compared to the previous years.

And on the horizon of the next six years, compared to the average between the future obligations with investments effectively made in the past, with the same period of 6 years as a benchmark, it is possible to verify a representative drop in related contributions to CEPEL of 36%, however, these values are not limiting and the management of Eletrobras shall be responsible for resolving upon the amounts added to the obligation. The figure below summarizes this comparison.

Comparativo dos Aportes ao Cepel nos períodos de 2016-2021 e 2022-2027
R$ 250.000.000
R$ 200.000.000
R$ 150.000.000
R$ 100.000.000
R$ 50.000.000
R$ -
36%
1
2
3
4
5
6
Investimentos 2016 - 2021
Investimentos 2022 - 2027
Inv. Médio 2016 - 2021
Inv. Médio 2022 - 2027

Figure 1 – Comparison between the contributions to CEPEL in the periods of 2016-2021 and 2022-2027 (Base date: Nov/21)

Legend:

Comparativo dos apostes ao Cepel nos períodos de 2016-2021 e 2022-2027. = Comparison between the contributions to CEPEL in the periods of 2016-2021 and 2022-2027.

Investimentos = Investments

Inv. Médio = Average Investment

Moreover, the legislator maintained, even after the capitalization, the benefit provided for in ¶ 3 of art. 4 of Law No. 9,991 of July 24, 2000, which acknowledges, in the related contributions to maintain and develop the projects implemented by CEPEL, the performance of the obligation to invest in research and development on the part of the electric utilities, mandatory pursuant to Law No. 9,991 of July 24, 2000.

As previously said, the Legislator ensured just a minimum for the related contributions to CEPEL, but the main objective of this institutional mechanism for promotion is to fund a set of institutional projects (PI Portfolio), which is CEPEL’s main counterpoint to Eletrobras’ Founding Companies, being composed of a set of special projects, services, and studies, aiming at the technological development and innovation of the group. In addition to the PI portfolio, the companies enjoy the entire laboratory structure and the portfolio of services provided. Thus, the obligation provided for in the law does not represent just a burden to Eletrobras, but, surely, countless bonuses, as demonstrated below.

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4 – CEPEL’S ROLE IN THE INNOVATION CHAIN OF ELETROBRAS COMPANIES

CEPEL plays a central role in the development of Research, Development, and Innovation for Eletrobras Companies.

In fact, using 2020 as a benchmark, the investments in the Center accounted for 41% of the total amount invested in technology and innovation by Eletrobras Companies. R&D (Research and Development) projects of the Brazilian Electricity Regulatory Agency – ANEEL program and their own projects amount to 26%. The charts below summarize these figures.

Figure 2 – Eletrobras Companies’ investments in R&D+I (Left) and Distribution of investments for 2020 (Right).

Legend:

INVESTIMENTOS EM P&D+I (EM R$ MILHÕES). = INVESTMENTS IN R&D+I (IN BRL MILLION).

Projetos P&D Próprios = OWN R&D PROJECTS

Projetos P&D Aneel = ANEEL R&D PROJECTS

Projetos P&D Cepel = CEPEL R&D PROJECTS

Eletrobras Companies’ Policy for Research, Development, and Innovation establishes the general guidelines and instructions for the research and development actions related to science or technology, seeking the systematic implementation of innovations to increase Eletrobras companies’ competitiveness.

The Technological Policy Committee – TPC, composed of all companies of the Eletrobras group and CEPEL is the group’s main forum for promoting the development of research and innovation and one of its main objectives is:

•	Maximize Eletrobras CEPEL’s involvement in Technology and R&D+I activities and diffusion of the results

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Thus, through TPC and its Technical Groups (TGs), we seek to develop the topics approved and prioritized by the Committee aligned with Eletrobras’ Strategic Planning, as well as to carry out the technical monitoring of the projects included in the companies’ R&D portfolios and CEPEL’s institutional project portfolio (IP portfolio).

In 2020, 78 projects were developed by CEPEL and assessed by Eletrobras Companies. As a result, 453 assessments were consolidated in four reports, one for each TG (Generation, Transmission, Laboratories, and Trading). On the other hand, in 2021, 50 projects were assessed and 257 assessments were received. In general, the interest level, applicability, and benefit of these projects to Eletrobras Companies were assessed.

Among the benefits of the projects developed by CEPEL, through the IP portfolio, the most mentioned were:

•	Cost reduction for the companies;
•	Avoided costs;
•	Increased Revenue;
•	Increased productivity and expedition

These assessments of the IP portfolio projects evidence and quantify the important contribution that CEPEL provides to Eletrobras companies, which have been producing quite concrete results, both with the provision of custom-made products for the immediate application in the processes by Eletrobras companies and the technological readiness to serve Eletrobras companies.

In fact, processes critical both for the Holding Company and the other companies are supported by CEPEL developments. A few examples:

-	– The whole environment employed by the Holding Company to gather data, create indicators, register, analyze, and report the companies’ sustainability indexes (the Social and Environmental Indicators for Management of Corporate Sustainability of the Eletrobras Group (IGS)) is developed by CEPEL very in line with Eletrobras’ needs and specifications, an important tool to meet the Dow Jones Sustainability Index indicators.
-	– The critical processes of supervision, control, real-time operation of transmission lines and plants, all forming part of the companies’ main activity, are supported by the Open Electricity Management System (SAGE). This large, high-technology system requires continuous updating to keep playing its role;
-	– CEPEL has the experience and sophisticated solutions for asset management (Equipment Analysis and Diagnosis System (DianE)), monitoring, and diagnosis (Engineering Asset Management-Oriented System (SOMA)), widely used by Eletrobras companies to support maintenance areas.

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-	– CEPEL is one of the few institutions in the world to count on a complete set of electrical grid simulation tools (the Electrical Grid Analysis (ANA) family). As they are perfectly adherent to the reality of our National Interconnected System (SIN) (Flexible AC Transmission System (FACTS) equipment, direct current transmission, wind and solar power generation…), they offer a strategic difference for studies and support to investment and operational decision-making. They support the economic and financial analysis of projects, with a simplified interface, including the option of scenarization, which enables analyzing a range of possibilities and their profitability, combined with a few iterations, demonstrations of which scenarios should be given priority, and which parameters deserve more attention to optimize the result.
-	– With the Electrical Project Financial Analysis Program (ANAFIN), Eletrobras may, in the pre-auction stage, analyze the profitability, study scenarios, and forecast potential discounts and deductions in the Capex to guide dealing with suppliers. In the post-auction stage, it enables analyzing competitors, the winners’ return rates, and general analyses of the competitors’ parameters, fostering intelligence and enabling monitoring of the market.
-	– In the trading area, CEPEL plays an essential role in the updating of the PLDpro tool, which helps Eletrobras companies’ trading area in the automation of the task of prospecting future prices, also preparing price scenarios with the necessary accuracy and expedition.
-	– CEPEL’s laboratory infrastructure, unique in the country, combined with its technicians’ expertise, is proving to be essential not only for ensuring better asset availability, but also to operate in critical component fault situations (such as in the recent case involving thousands of 500 kV current transformers (CTs).
-	– Inclusion of new businesses, such as the mastery of the Green Hydrogen technological cycle.

These are just some more concrete examples of a very wide range of developments with products effectively applied by the Eletrobras companies. Verifying the IP project portfolio shall enable a more complete view of these contributions.

5 – INVESTMENTS IN CEPEL AND THE 22-26 PDNG

The investment in technology and innovation has been a prominent topic both in the 2021-2035 strategic plan and the business master plans of the Eletrobras companies. Based on the business strategic guidelines and the planning of technology and innovation projects under the TPC, the goals were established for the main effort indicator in the topic of Technology and Innovation, Investment in Technology and Innovation, divided by the Regulatory Net Operating Revenue (R NOR).

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The goals established for the 22-26 PDNG was 1.3% for 2022, with a 0.1 pp growth per year, reaching 1.7% in 2026. We highlight that, in the 21-35 Strategic Plan, the goal is to reach the percentage of 2.5%.

Based on these annual goals, the aim was to analyze, by using three scenarios (optimistic, benchmark, and pessimistic), the actions necessary to reach the goals established.

The chart below summarizes, for the benchmark scenario, the composition of the investments made in R&D+I that form part of the indicator. The blue bar represents the regulated transfers to the Brazilian National Fund for Scientific and Technological Development (FNDCT), the Ministry of Mines and Energy – MME, and the Energy Development Account (CDE).[1] The orange bar corresponds to the transfers to CEPEL, and the amounts are presented in Table 1.

The gray bar corresponds to the R&D+I projects contracted and planned by the Eletrobras Companies under the ANEEL R&D program. And finally, the green bar represents the additional investment that the Eletrobras Companies shall make throughout the years 24, 25, and 26 to reach the PDNG goals.

Investimento em P&D+I / ROL R - Cenário Referência
Percentual do Inv. P&D+I / ROL R
2,5%
2,0%
1,5%
1,0%
0,5%
0,0%

	2022	2023	2024	2025	2026
Inv. Adicional	0,0%	0,0%	0,1%	0,3%	0,7%
Projetos Empresas	0,4%	0,2%	0,1%	0,1%	0,1%
Repasses Cepel	0,8%	0,7%	0,6%	0,4%	0,3%
Repasses Regulados	0,7%	0,7%	0,7%	0,7%	0,6%
Inv. P&D / ROL (METAS)	1,3%	1,4%	1,5%	1,6%	1,7%
Realização Futura	2,0%	1,7%	1,6%	1,7%	1,8%

1 The transfers to the CDE shall take place from 2021 to 2025, as established by Law No. 14,120/21.

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Figure 3 – Planning of the Inv. in R&D+I /R NOR indicator (benchmark scenario)

Legend:

INVESTIMENTOS EM P&D+I / ROL R – Cenário Referência = INVESTMENTS IN R&D+I/R NOR – Benchmark Scenario

Percentual do Inv. P&D+I / ROL R = R&D+I/R NOR Inv. Percentage

Inv. Adicional = Additional Inv.

Projetos Empresas = Companies’ Projects

Repasses Regulados = Regulated Transfers

Inv. R&D / ROL (METAS) = R&D/NOR Inv. (GOALS)

Realização Futura = Future Investments

Law No. 9,991/00 provides for the minimum investment of 1% of the NOR in R&D+I projects for electric generation and transmission utilities. The Eletrobras Companies had already been investing more than 1% over the last years, however, funds accrued from the previous years were used. These funds accrued and not committed with projects already in progress were transferred to the CDE. Therefore, for the Eletrobras Companies to reach the goals established in the PDNG, they shall count on funds of their own (in addition to the regulatory funding) to invest in technology and innovation. The chart below presents an estimate of the number of their own funds to be invested by the Eletrobras Companies over the 22-26 PDNG.

Table 2 – Estimate of the Eletrobras Companies’ funds to be invested in R&D+I

Legend:

RECURSO PRÓPRIO = OWN FUNDS

Based on this planning, it can be noticed that, regardless of where the investments in technology and innovation shall be allocated to, the strategic guideline of the Eletrobras Companies is to increase the investment of funds in technology and innovation. The potential decrease in contributions to CEPEL shall entail the increase in investments in new R&D+I projects with other partners or entities, as shown in Figure 3, in 2024, 2025, and 2026.

Nonetheless, this option tends to increase the risks of uncertainties regarding the applicability of the funds in R&D+I, due to the lack of governance mechanisms that enable direct control over the institution, which is not recommended.

6 – CONCLUSION

As already mentioned, CEPEL is a Civil association that has the Eletrobras Companies as incorporators. Eletrobras and its companies have total control and governance over CEPEL, and Eletrobras is responsible for appointing the Board of Executive Officers and the absolute majority of the members of CEPEL’s Decision-Making Council. Additionally, CEPEL’s General Meeting, the highest body of the institution, is composed only of the incorporators, which ensures institutional control of Eletrobras’ interests about CEPEL.

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This governance allows the alignment of Eletrobras’ institutional interests with the involvement in CEPEL’s lines of research, which enables expedition in the interface of development of products of actual interest to the companies, delivering effective results, many of them forming part of the processes critical for the Eletrobras companies:

-	– Sustainability indicators (IGS) and supporting tools for investment analysis (Anafin, Newave…), for example, for the Holding Company;
-	– Tools for projects and optimization of transmission lines and electromagnetic fields (ELEKTRO)
-	– Large, global-level solution for real-time supervision, control, and operation of the generation and transmission infrastructure of the Eletrobras companies;
-	– Tools for management of incidents and disturbances in the system (Disturbance Analysis Support Web System (Sinape));
-	– Sophisticated and effective solutions for management (DianE) and monitoring and diagnosis of the companies’ assets (SOMA);
-	– Solutions for extending the useful life of the assets with proven results;
-	– Complete tools for dynamic and permanent simulation of electrical grids, making studies for operational optimization feasible (ANA family);
-	– Technological readiness made possible by its extensive laboratory infrastructure, which has ensured effective responses to complex events that occur frequently in a large system, such as the SIN; and many others.

In addition to CEPEL’s benefits to Eletrobras and the energy sector, we also have that the amounts forecasted in Table 1 for the next 6 years as obligatory contributions by Eletrobras, as provided for in Law No. 14,182, do not represent an increase in contributions by Eletrobras to CEPEL. Given the contributions made in the last six years, we have that the obligations represent, on average for the next six years, a 36% decrease in amounts contributed, as shown in Figure 1.

Page 10 / 11

In summary, regardless of legal provision, the maintenance of related contributions to CEPEL does not represent a burden to Eletrobras, but add VALUE to the Eletrobras group, as Eletrobras counts on governance mechanisms, which enable control over CEPEL; CEPEL has the largest intellectual capital of the Eletrobras System and is one of the greatest sources of data of the energy system, which makes the efficacy of technological readiness possible; it has one of the biggest laboratory parks of the Brazilian energy sector, which allows technological independence; it has expertise transversal to the energy sector topics, being an important enabler of the Eletrobras companies; it is the main technological tool developer of the Eletrobras group, which ensures Eletrobras’ independence, know-how, and prominence before the Energy Sector. And INNOVATION is not only a value of the Eletrobras group, but a reality.

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TECHNICAL NOTE – DFF – 008/2021

Eletrobras – Financial Analysis of the Size of the Follow-On Offering

Classification: Internal	2

1. PURPOSE

To analyze, given current information known by the Department of Corporate Finance – DFF up to the date hereof, Eletrobras’ and its companies’ capacity to pay for obligations derived from the privatization process issuing new debt and/or through its own cash generation.

2. Law 14,182/2021

Under Law 14,182/2021, Eletrobras shall be privatized by means of a capital increase, through a public subscription of common shares, with the Federal Government waiving its preemptive right. Furthermore, the capital increase may be accompanied by a secondary public offering of shares held by the Federal Government.

With the privatization, new concessions for electricity generation shall be granted for 30 years.

Still, there shall be a corporate restructuring to keep companies, facilities, and interests, held or managed by Eletrobras, under the direct or indirect control of the Federal Government, specially Eletronuclear and Itaipu Binacional.

The funds raised by the Follow-On Offering (primary offering) shall be used to pay the granting of new concessions, which means that there shall be no inflow of funds to Eletrobras.

Among the obligations derived from the execution of new contracts, attention is called to BRL29.7 billion to be paid to the Energy Development Account (CDE) for the period of the concession, and another BRL29.7 billion, divided between the price for the concession, to be paid within 30 days after execution of the contracts (currently estimated at BRL23.2 billion, pursuant to Resolution No. 15 of the National Council for Energy Policy – CNPE), and annual investments of BRL875 million for 10 years, for the revitalization of the São Francisco River and the Furnas Basins and renewable generation in the Legal Amazon.

According to Resolution No. 15 of CNPE, of the total amount to be paid to the CDE, there shall be an initial contribution of BRL5 billion to be paid by Eletrobras and/or its companies in up to 30 days after the execution of new concession contracts.

Classification: Internal	3

3. Analysis of the Group’s Liquidity/Debt Capacity

According to information for the end of the third quarter of Eletrobras, on September 30, 2021, it is possible to conclude that the Company has a low leverage ratio, thanks to the successful work of financial discipline developed over the last few years.

With EBITDA of BRL20.4 billion (LTM) and net debt of BRL19 billion, Eletrobras has a Net Debt/EBITDA of 0.9, below the target of 2.5 established by the Company’s Management.

It is necessary, however, to assess other aspects divided into three main axes:

•	Future and already-assumed obligations of Eletrobras and its strategic planning;
•	Obligations derived from the privatization process and its consequences;
•	Short-/medium-term macroeconomic analysis,

3.1 Companies’ cash analysis and commitments

The Eletrobras Group currently has a free cash balance of BRL12.3 billion, of which BRL6.1 billion correspond to the Holding. According to current projections, we estimate that, at the end of the year, this amount shall be of BRL11.9 billion to the Group.

Specifically for the Holding, the year is expected to end with a free cash balance of BRL4.9 billion, considering that, until the end of the year, there are still important commitments, such as proceedings regarding compulsory loans and the judicial settlement with El Paso.

Additionally, for 2022, specifically at the Holding, there are important events that need to be pointed out, namely:

•	Termination, in February, of the largest debt contracts of Itaipu with Eletrobras, which represents a drop of approximately USD49.3 million per month in the cash flow;

•	Payment, in April, of BRL1.1 billion for the first tranche of the debentures issued in 2019;

•	Possibility, as appointed by the legal department, of payments, under legal proceedings, of compulsory loans in the amount of BRL7 billion, which represents a 49% increase in comparison with 2021;

•	There are potential funding needs, within the group, in the amount of BRL6 billion, which represents the same amount raised in 2021. This amount does not consider the funding needs regarding the payment of BRL5 billion in cash to the CDE;

•	The company shall also pay minimum mandatory dividends for the fiscal year of 2021, estimated at BRL2 billion;

•	Finally, regarding obligations already undertaken in agreements, the Holding shall pay, as principal and interest, an amount of BRL5.13 billion, which may increase if early payments are required in the process to obtain consent to the change of control;
•	The probable Divestiture in 2022 is estimated at BRL1.5 billion.

Classification: Internal	4

It is worth mentioning that these obligations are independent of the capitalization, that is, they exist even if the capitalization is not implemented. In this regard, it is noticeable that 2022 shall be, for Eletrobras Holding, a year quite dependent on the dividends of its subsidiaries, which weighs on their cash.

The dividend amount payable in 2022 is still not known, given that it depends on the closing of the 2021 balance sheet. However, based on the current Business and Management Master Plan (PDNG) (2021-2025), the estimated payment is approximately BRL2 billion.

3.2 Obligations Derived from the Privatization Process

As it was already informed, the privatization process brings some obligations to the companies of the Eletrobras group.

The first of them is related to the payment of the Concession, currently estimated at BRL23.2 billion. The amount may still change, depending on the considerations of the Brazilian Government Accountability Office – TCU; however, according to the current model, the concession amount is included in the primary follow-on offering.

Next, it is important to analyze the payments that shall be made to the CDE, estimated at BRL29.7 billion. This amount shall be adjusted for inflation based on the Extended National Consumer Price Index (IPCA) starting on January 1, 2022, pursuant to Article 3, ¶ 2, of the resolution. The future amount of the payment flow is BRL65.5 billion. In the first year (2022), we shall have an additional BRL3 billion to the result of Eletrobras (financial expenses).

Still about the CDE amounts, as defined in CNPE Resolution No. 15, there shall be a bullet payment of BRL5 billion, which means that this amount shall add more pressure to Eletrobras’ cash in 2022 if the company has to pay these amounts with its own funds.

Considering this matter, Eletrobras, together with the syndicate of banks, met with BNDES to discuss specifically the funding, through a follow-on offering, for the payment in cash to the CDE.

After some interactions with BNDES, and after the institution’s considerations on the risks of increasing the size of the primary offering by BRL5 billion (concession plus BRL5 billion), it was defined that the amounts to be paid to the CDE may be raised during the Follow-On Offering if higher funding is required. For this, the Company may offer an additional tranche of shares (Hot-Issue).

According to the Brazilian Securities and Exchange Commission – CVM, a Hot-Issue may increase the number of shares offered by 20%, pursuant to art. 14, ¶ 2, of CVM Instruction 400.

It can be noticed, however, that the Hot-Issue strategy depends on additional demand by the market. Therefore, only with enough market appetite, an argument with which the syndicate of banks participating in the offer agrees, the BRL5 billion in cash may be paid to the CDE with funds from the follow-on offering.

Otherwise, it will be necessary to raise part of the funds in the debt market, through the Companies of the Eletrobras Group, which shall add more pressure on funding in 2022, as the funding needs shall increase from BRL6 billion to BRL8 billion.

Classification: Internal	5

Also for obligations derived from the privatization, according to Resolution No. 203 of the Board of the Investment Partnership Program – CPPI, Eletrobras shall execute with ENBpar an investment agreement setting forth, at least:

“The obligations of the parties to participate in the process to increase funding to Angra 3 as on-lenders (under loans to Eletronuclear) and guarantors, in the proportion of their shares in the capital stock, pursuant to the current collaterals.”

Additionally, in our model for the Angra 3 project, the disbursement by Eletrobras is estimated at BRL3.5 billion in contributions to Eletronuclear.

In both cases (on-lendings and assignment of collaterals), Eletrobras’ balance sheet is being used, which impacts its capacity to obtain new funding (regarding price or actual feasibility, depending on the amounts).

It can be noticed then that, on one side, there is pressure for funding for the bullet payment to the CDE and, on the other side, the pressure on the balance sheet to make room for the Angra 3 obligations (regarding collaterals or actual funding), in addition to the effects of the adjustment of such liabilities.

It is worth mentioning that the need for funds for Angra 3 may reach at least BRL15 billion over time, which shall impact the leverage on the Company’s balance sheet.

The future payment obligation for revitalizations in the amount of BRL8.75 billion shall be still recognized. Ten annual payments (BRL875 million/year) are expected, starting in January 2023. The present value of these reimbursements is BRL6.57 billion, which indicates 5.42% interest embedded in the transaction. Also, it is important to add the inflation adjustment based on the IPCA as of the date of execution of the contracts, in June 2022. These obligations shall have a BRL350-million impact on the result.

These liabilities, the CDE, and the revitalization obligations are expected to increase the company’s financial expenses by BRL4 billion.

Additionally, we expect that, after the privatization, the Company can use its leverage capacity to benefit from growth opportunities, whether through the acquisition of operations or participation in new auctions, for example. This is another reason to preserve Eletrobras’ leverage capacity, given that the process of termination of the quota system (descotização) shall occur in up to five years, starting in 2023.

Finally, it is worth pondering that some market players assess Eletrobras’ indebtedness not only based on its gross debt, but also on the collaterals on non-consolidated debts from Special Purpose Company (SPE) projects that it does not control.

In Eletronuclear’s case, for example, if, on one side, this debt would be written off from Eletrobras’ consolidated balance sheet, the collateral would be kept there, and it would not necessarily reduce the leverage according to some market players (especially rating agencies).

We add to that the way these very same players will analyze the financial expenses derived from obligations to the CDE.

Classification: Internal	6

According to the rules of some debt contracts (local and international capital markets), a downgrade caused by the privatization may trigger a repurchase offer by Eletrobras, which would mean another factor pressing for new funding transactions.

3.3. Macroeconomic Analysis

According to reports by analysts from large financial institutions, the IPCA forecast is 9.6% to 10.1% per annum in 2021. The inflation pressure continues in 2022, creating expectations by the institutions of a 5% IPCA per annum.

In order to deal with the inertial inflation, the instrument to be used is the interest rate, which is the reason for the expected significant interest increase. The forecasts already indicate a Selic rate between 8.7% and 9.25% by the end of 2021. The interest rate is also expected to continue hiking in 2022, with an expected Selic rate between 11.5% and 12% per annum.

In addition to the projections for the interest rate and inflation, the major indexes for Eletrobras’ debt, it is important to highlight that 2022 will probably bring great volatility, as it is a presidential election year.

Such volatility affects the availability of funds and the cost of debt more than the increases in the interest rate because it impacts sovereign risk spread required by investors (National Treasury Notes (NTNs)), which is a basis for private credit spreads.

In this regard, it is important to note that 2022 brings additional challenges for funding at attractive costs and we recommend a search for alternative solutions for the 2022 funding needs.

Therefore, alternatives like the banking market itself, which is less volatile than the capital market, the international market, account receivable factoring, and Credit Rights Investment Funds (FIDCs), may be assessed on a case-by-case basis, analyzing the convenience and attractiveness of each of these transactions, as these analyses will have to take into account factors like the repayment period, rate, and quality of any receivables to be factored (debt risk of the companies’ portfolio, certainty regarding recognized assets, etc.).

Classification: Internal	7

4. Conclusion

In view of the foregoing, it can be noticed that, even though the Company’s leverage ratio is currently below the target established by the Management, an assessment of the 2022 main events and the obligations derived from the capitalization is required.

On one side, the group’s revenues will drop with the termination of the Itaipu contract, combined with a significant increase in compulsory loan payments. And it is still necessary to better understand the level of dividends to be paid.

On the other side, assuming that there shall be no net inflow of funds from the Follow-On Offering, the obligations derived from the capitalization, especially to the CDE (BRL29.7 billion), plus the obligations to the funds (Legal Amazon, São Francisco, and the Furnas Basin) shall impact the Group’s funding needs.

All that occurs in a year with adverse macroeconomic indicators and during which special volatility is expected in the debt market due to the political calendar.

We add to that the fact that Angra 3 still has great funding needs and Eletrobras, for the negotiations in progress, will have to make room in its balance sheet to make this construction feasible.

In this scenario, Eletrobras, together with BNDES, sought to include the amounts to be paid to the CDE in the short-term (BRL5 billion) in the Follow-On Offering and to obtain these amounts, together with the amount to pay for the concession, for Eletrobras’ cash from the primary offering.

After some interactions, as reported, it was agreed that these amounts may be added to the offering through a Hot-Issue transaction. However, as also explained, the success of this transaction depends on the market acceptance.

Otherwise, there is a high probability that the capitalized Company begins its new management phase already with a higher leverage ratio, and with pressure for funding in a year of great volatility, which means not having proper expansion capacity and even an impact on its rating and the consequences of that.

-_________________________________

Pedro Henrique Costa Motta

Corporate Finance Superintendent

_________________________________

Rodrigo Vilella Ruiz

Planning and Control Superintendent

ANNEX 28

Proposed amendment to the Articles of Association

Parte 1 - Amendment to the articles of association to be in force immediately after approval

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
CHAPTER I Name, Organization, Headquarters and Corporate Object	No ammendment
Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras is a partially government-owned publicly-held Company incorporated in accordance with the provisions under Law No. 3890-A, dated April 25, 1961, and organized pursuant to these Articles of Association and by Law No. 13,303, dated June 30, 2016, and No. 6,404, dated December 15, 1976, by ordinances and other applicable laws.	No ammendment
Article 2 - The Company, its shareholders, managers, and members of the advisory committees and the Fiscal Council shall be subject to the provisions of BM&FBOVESPA’s Corporate Governance Level 1 Listing Regulation (“Level 1 Regulation”).	No ammendment
Article 3 – Eletrobras’ registered address is in the Federal Capital and its main office in the city of Rio de Janeiro, State of Rio de Janeiro, and shall, for an indefinite period, conduct its business directly or through subsidiaries or companies with which it may be associated. Furthermore, to accomplish its corporate purpose, it may open offices and branches in Brazil or abroad.	No ammendment
1

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 1 - Eletrobras, directly or through its subsidiaries may associate with other parties, with or without capital contributions, to establish business consortia or hold interest in companies, with or without majority stock, in Brazil or abroad, directly or indirectly targeted at the production, transmission, trading or distribution of electricity.	No ammendment
Paragraph 2 - The validity of any and all instruments executed directly by Eletrobras or through its subsidiaries, intended to carry out the provisions under paragraph one of this Article, shall be conditioned to the prior authorization of at least two thirds of the Board of Directors.	No ammendment
Paragraph 3 - For the purposes of any association provided for in paragraph one, Eletrobras shall be responsible for the financing necessary to accomplish its corporate purpose, as well as that of its subsidiaries, and may delegate such task, pursuant to the internal regulations established by Eletrobras to govern the approval levels within Eletrobras companies.	No ammendment
Paragraph 4- Subsidiaries shall abide by the administrative, financial, technical, and accounting rules established by Eletrobras.	No ammendment
Paragraph 5 - Eletrobras’ representatives in the management of companies in which it participates, either subsidiaries or not, shall be chosen by the Eletrobras’ Board of Directors, according to the criteria set forth by law, these Articles of Association, and the internal regulations established by Eletrobras, provided that Eletrobras' or the subsidiary's employees shall be preferably appointed for such position.	No ammendment
2

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 6 - The appointments of Eletrobras’ subsidiaries for positions in their respective executive boards and for the positions of managers and fiscal directors in their investees, associations, and foundations, shall be forwarded to Eletrobras for appraisal of the legal investiture requirements, and for prior approval, accordingly, pursuant to the authority level defined in Eletrobras’ internal regulations.	No ammendment
Paragraph 7 - The appointments for positions of Chief Executive Officer of direct subsidiaries of Eletrobras shall be rendered by the Eletrobras’ Board of Directors, notwithstanding the legal duty of the subsidiaries’ Boards of Directors to decide on the election of the respective appointees.	No ammendment
Article 4 - The corporate object of Eletrobras is:	No ammendment
I - to perform assessments, projects, construction and operation of electricity plants, lines of transmission and distribution, as well as to execute business acts arising from such activities, such as the trading of electricity;	No ammendment
II - to cooperate with the Ministry of Mines and Energy to which it is connected in order to plan Brazil’s energy policy;	No ammendment
III - to further and support research in the energy industry, pertaining to the generation, transmission, and distribution of electricity, as well as assessments of utilization of reservoirs for multiple purposes; and	No ammendment
IV - to participate, as set forth under the law, in programs which encourage alternative sources of energy production, rational use of energy, and the implementation of smart energy networks.	No ammendment
CHAPTER II Obligations and Responsibilities Arising from Legal and Voluntary Environments	No ammendment
3

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Article 5 - Eletrobras' activities may be guided by the Federal Government whenever in line with its corporate purpose, in order to contribute to the public interest that justified its creation.	No ammendment
Paragraph 1 - In the exercise of the prerogative referred to in the heading, the Federal Government may only lead Eletrobras to undertake obligations or responsibilities, including to invest in projects and to undertake responsibility for specific operating costs/results, under conditions which differ from those of any private Company that conducts business in the same market, if:	No ammendment
I – is provided by law or regulation, as well as established in a contract, agreement, or understanding executed with the government agency with authority to establish it, provided such instruments are public; and	No ammendment
II - its costs and revenues are broken down and disclosed in a transparent manner, including their accounting statements.	No ammendment
Paragraph 2 - For the purposes of complying with item II of § 1, Eletrobras management must:	No ammendment
evidence the obligations or responsibilities undertaken in specific explanatory notes to the year-end financial statements; and	No ammendment
describe them in a specific topic in the management report.	No ammendment
Paragraph 3 - When directed by the Federal Government under the terms of §1 above, Eletrobras will only undertake obligations or responsibilities that conform to the provisions of items I and II of the same paragraph, and, in this case, the Federal Government will compensate, for each fiscal year, Eletrobras for the difference between market conditions and the operating result or economic return of the assumed obligation, provided that such compensation is not already carried out by other means.	No ammendment
4

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 4 The exercise of the prerogative referred to in the main section will be the object of the Annual Letter, subscribed by the members of the Board of Directors, provided for in art. 13, item I, of Decree No. 8,945, of December 27, 2016.	No ammendment
Article 6 - The obligations and responsibilities to be undertaken by Eletrobras to fulfill the public interest underlying its creation are described in the applicable laws, especially Laws 3,890-A/1961, 10438/2002, and 9,991/2000.	No ammendment
Article 7 - Eletrobras shall take all appropriate measures so that its managers, agents, employees, and any other persons acting on its behalf, as well as its subsidiaries, managers, agents, employees, and any other persons acting on their behalf, conduct operations in compliance with the provisions of the Eletrobras Companies’ Code of Ethical Conduct and Integrity, the United States Foreign Corrupt Practices Act of 1977, 15 USC §78-dd-1, et seq., as amended, and its subsequent amendments, hereinafter referred to as FCPA, as well as Brazilian anti-corruption laws.	No ammendment
Sole paragraph - Eletrobras shall conduct its business, investments, and interactions with related parties in accordance with the following principles and guidelines:	No ammendment
I – sustainable development based on the best social, environmental, and corporate governance practices in its operations and business opportunities, considering its impacts on the environment, society, and governance system;	No ammendment
II - compliance with the Eletrobras Companies’ Compliance Program;	No ammendment
III – ensure compliance of its corporate governance system, including its subsidiaries, with the principles of transparency, equity, accountability, and corporate responsibility;	No ammendment
5

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
IV – full compliance with the Eletrobras Companies’ Code of Ethical Conduct and Integrity, FCPA, Law No. 12846/2013, and any other anti-bribery and anticorruption laws, as well as any other laws, rules, or regulations of similar purpose and effect applicable to the Company, refraining from practicing any conduct prohibited by said regulations; and	No ammendment
V – compliance with the ideals and rules provided in the voluntary self-regulation rules to which the Company adheres by decision of by Eletrobras’ Board of Directors.	No ammendment
CHAPTER III Capital Stock, Shares, and Shareholders	No ammendment
Article 8 - The capital stock is BRL 39,057,271,546.52 (thirty-nine billion, fifty-seven million, two hundred seventy-one thousand, five hundred forty-six Brazilian reais and fifty-two cents), divided into 1,288,842,596 (one billion, two hundred eighty-eight million, eight hundred forty-two thousand and five hundred ninety-six) common shares, 146,920 (one hundred forty-six thousand, nine hundred and twenty) class “A” preferred shares, and 279,941,394 (two hundred seventy-nine million, nine hundred forty-one thousand, three hundred and ninety-four) class “B” preferred shares, all without par value.	No ammendment
No corresponding provision	Sole Paragraph – Eletrobras is hereby authorized to raise its capital stock up to the limit of R$ 80,000,000,000 (eighty billion Brazilian reais). Within the limit authorized in this paragraph, the Company may, through the approval of the Board of Directors, increase is capital stock without an amendment of the Articles of Association, via issuance of common shares, as follows:	Modified to allow the Offer to be approved by the Board of Directors.
No corresponding provision	I – the Board of Directors shall determine the terms and conditions for the issuance of shares, including price and payment deadlines;	Modified to allow the Offer to be approved by the Board of Directors.
6

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
No corresponding provision	II – If the issuance of securities within the authorized capital stock under this sole paragraph and the offer of such securities via sale in the stock exchange or public subscription, as set forth in Law No. 6,404, of 1976, the shareholders of the Company shall not have preemptive right to subscribe.	Exclusion of the preemptive right in the Offer.
Article 9 - Eletrobras’ shares shall be:	No ammendment
I - common, registered voting shares;	No ammendment
II - preferred, registered shares without right to vote in Shareholders’ Meetings.	No ammendment
Paragraph 1 - Both types of shares may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution hired for such purpose.	No ammendment
Paragraph 2 - Whenever the share ownership is transferred, the depositary financial institution may charge from the selling shareholder the transfer fee, subject to the maximum limits, set by CVM (the Brazilian Securities and Exchange Commission).	No ammendment
Article 10 - Preferred shares may not be converted into common shares, and shall have preemptive right in capital reimbursements and dividend distributions.	No ammendment
Paragraph 1 - Class “A” preferred shares, which refer to those subscribed until June 23, 1969, as well as those resulting from related bonus, shall have preemptive right in distributions of dividends, given that such dividends shall be applied at the rate of eight percent per year on the equity relating to the aforesaid category and class of shares, to be equally apportioned among them.	No ammendment
7

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 2 - Class “B” preferred shares, which refer to those subscribed until June 23, 1969, shall have preemptive right in distributions of dividends, given that such dividends shall be applied at the rate of six percent per year on the equity relating to the aforesaid category and class of shares, to be equally apportioned among them.	No ammendment
Paragraph 3 - The preferred shares shall also partake, under equal conditions, with the common shares in the distribution of dividends, after the lower band of the minimum dividends provided in Paragraphs 1 and 2 above have been paid to the latter, subject to the provisions of Paragraph 4.	No ammendment
Paragraph 4 - Preferred shares shall be entitled to receiving dividends, which shall be apportioned per share, at least ten percent higher than the dividend paid to each common share.	No ammendment
Article 11 - Eletrobras’ capital increases shall be carried out by public or private subscription and absorption of reserves, thus capitalizing funds as provided by law.	No ammendment
Paragraph 1 - In capital increases, preemptive right shall be warranted to all Eletrobras’ shareholders, proportional to their stock. The Federal Government shall subscribe, in common shares, a sufficient quantity to guarantee a minimum of fifty percent plus one share of the voting capital.	No ammendment
Paragraph 2 - Eletrobras may increase capital by subscribing or converting securities or credits into shares, up to a limit of 2/3 of preferred shares relating to the total shares issued.	No ammendment
Article 12- The payment of the shares shall comply with the rules and conditions established by the Board of Directors.	No ammendment
8

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Sole Paragraph - The shareholder that does not make its payment in accordance with the rules and conditions referred to in this Article shall be automatically deemed in default, and shall pay additionally inflation adjustment, interest of twelve percent per year, and a penalty of ten percent on the amount of the overdue installment.	No ammendment
Article 13 - Eletrobras may issue government backed non-convertible bonds and debentures.	No ammendment
Article 14 - Eletrobras, by decision of the Board of Directors, may purchase its own shares to cancel or hold them in treasury for subsequent sale, limited to the amount of the balance of profits and reserves, excluding the legal reserve, subject to applicable legal and regulatory provisions.	No ammendment
Article 15 - The redemption of shares of one or more classes may be undertaken upon resolution of an Extraordinary Shareholders’ Meeting, regardless of approval by the Special Shareholders' Meeting of impacted the types and classes of shares.	No ammendment
CHAPTER IV Shareholders’ Meeting	No ammendment
Article 16 - The Shareholders’ Meeting shall be held within the first four months following the end of the fiscal year, at a date and time previously set, to:	No ammendment
I - review the managers’ accounts, and examine, discuss and vote on financial statements;	No ammendment
II - decide the allocation of the net profit for the year and the distribution of dividends; and	No ammendment
III - elect and remove the members of the Board of Directors and the Fiscal Council, and set the compensation of the managers, Fiscal Council members, members of the Audit and Risk Committee and of the external members of the other Committees under the Articles of Association, in compliance with the applicable laws.	No ammendment
9

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Sole Paragraph - The Board of Directors, through its Chairman, shall make nonbinding recommendations to Eletrobras' shareholders, for the appointment of new members for this collegial body, considering their intended professional profile and background, based on the results of their performance appraisal, referral policy guidelines, and succession career plan.	No ammendment
Article 17- In addition to the issues provided for in Law No. 6,404, of December 15, 1976, and in other statutes and regulations, the General Shareholders’ Meeting shall meet, in in-person or remote or partially remote meetings, pursuant to applicable laws, in particular to resolve on the following matters:	No ammendment
I - disposal, in whole or in part, of capital stock shares of Eletrobras or its subsidiaries;	No ammendment
II - change of the capital stock;	No ammendment
III - waiver of subscription rights in shares or convertible debentures of subsidiaries;	No ammendment
IV - issuance of debentures convertible into shares or their sale, held by the treasury;	No ammendment
V - sale of convertible debentures issued by subsidiaries;	No ammendment
VI - issuance of any other bonds or securities, in Brazil or abroad;	No ammendment
VII - spin-off or merger of the Company;	No ammendment
VIII - exchange of shares or other securities issued by the Company;	No ammendment
IX - redemption of shares of one or more classes, regardless of approval at a Special Shareholders’ Meeting of impacted types and classes; and	No ammendment
Paragraph 1 - The General Shareholders’ Meeting may only resolve on the agenda described in the respective call notice. General matters resolutions are not permitted.	No ammendment
10

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 2 - The resolutions of the Shareholders’ Meeting shall be taken by majority vote, except for those that require a special quorum, with the vote of each shareholder being proportional to its stake in the Company’s capital.	No ammendment
Paragraph 3 - The resolutions of the Shareholders’ Meeting shall be recorded in the minutes book, and may be taken in summary form.	No ammendment
Paragraph 4 - The voting justifications may be recorded, if so willed by the shareholder or its representative.	No ammendment
Paragraph 5 - Abstentions shall be included in the minutes and in the meeting press release.	No ammendment
Paragraph 6 - The General Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors, or by a deputy appointed by the said body, who shall also appoint the secretary.	No ammendment
Article 18 - The meeting call notice shall set out conditions for the attendance of shareholders in the General Shareholders’ Meeting in compliance with the requirements established by law for such purpose.	No ammendment
Article 19 - The shareholder may be represented by an attorney-in-fact at the General Shareholders’ Meetings, pursuant to Article 126, Paragraph 1 of Law 6,404, of 1976.	No ammendment
Paragraph 1 - The documents proving the identity of shareholders and their representatives should be delivered at Eletrobras’ offices, according to the call notice.	No ammendment
Paragraph 2 - The shareholders who attend the meeting shall comply with the requirements in the call notice.	No ammendment
11

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 3º- The signature certification of the power of attorney granted by shareholders not residing in Brazil and by holders of Brazilian Depositary Receipts (BDR) shall not be compulsory, and the power of attorney shall be filed at the registered office of Eletrobras seventy-two hours in advance of the day on which the Shareholders’ Meeting shall occur.	No ammendment
Paragraph 4 - The representation of the Federal Government at Eletrobras’ Shareholders’ Meetings shall comply with specific federal laws.	No ammendment
Paragraph 5 - Eletrobras shall facilitate participation and remote voting according to the Instruction of the Brazilian Securities and Exchange Commission - CVM.	No ammendment
CHAPTER V Management	No ammendment
Article 20 - The Management of Eletrobras, under the terms of these Articles of Association and applicable laws, is under the responsibility of the Board of Directors and the Executive Board.	No ammendment
Article 21 - Only Brazilian natural persons may take up positions in the Management of Eletrobras, Executive Board members shall reside in Brazil, and the management guarantee provided for in the applicable laws may be required for any managerial position.	No ammendment
Paragraph 1 - The minutes of a Shareholders’ Meeting or Board of Directors’ Meeting that respectively elects directors and officers for the Company shall state the qualification of each of the members elected and their term of office, and when the law requires certain requirements for investiture in a management position at Eletrobras, only the person that presents evidence of such requirements shall be elected and take office, and a certified copy thereof shall be filed at the Company’s principal place of business.	No ammendment
Paragraph 2 - The requirements shall be evidenced by documents, using for such purpose any information stated in the standard form approved by the Secretariat of Coordination and Governance of State-Owned Companies.	No ammendment
12

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Article 22- The appointment to a management position at Eletrobras shall comply with the requirements set out in applicable laws, as well as those provided for in internal regulations established by Eletrobras.	No ammendment
Paragraph 1 - Whenever the internal regulations established by Eletrobras impose additional requirements to provided for in the applicable laws for Eletrobras’ Directors, such requirements shall be submitted to the Shareholders’ Meeting for deliberation of the shareholders.	No ammendment
Paragraph 2 - In addition to the requirements to the appointments referred to in the heading of this article, the person appointed for the position of officer, including the Chairperson, shall have:	No ammendment
I - professional experience of at least 5 (five) years in position or function directly connected to the core attributes of the Board position.	No ammendment
Article 23 - The director is not allowed to resolve on issues that conflict with their interests or concerning third parties under their influence, pursuant to Article 156 of Law No. 6,404, of 1976.	No ammendment
Paragraph 1 - The director or committee member who has a conflict of interest with the subject under discussion shall previously state their conflict of interest, withdrawing from the meeting and refraining from discussing the subject, and such abstention shall be recorded in the minutes.	No ammendment
Paragraph 2 - Any director or committee member may report the conflict of a peer, if aware of it, and the collegial body shall deliberate on the conflict in accordance with its rules and applicable laws.	No ammendment
13

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Article 24- Directors, officers and members of committees under the Articles of Association shall be invested in their positions upon signing a specific term of investiture within 30 days at the latest after the election or appointment date, which shall be provided by the Company, establishing their compliance with the Eletrobras Companies’ Code of Ethical Conduct and Integrity, as well as other internal rules issued by the Company.	No ammendment
Paragraph 1 - If the term is not signed in the thirty days following the appointment, it will become ineffective, unless otherwise accepted by the corporate governance body for which the appointee was elected.	No ammendment
Paragraph 2 - Under penalty of nullity, the term of investiture shall provide for at least one domicile address in which the director or external member of committee under the Articles of Association shall receive service of process and subpoenas in administrative and judicial procedures pertaining to acts of their management and/or attributions, which shall be considered served by delivery to the address indicated, provided that such address may only be changed by means of written communication to Eletrobras.	No ammendment
Paragraph 3 - The investiture of the members of the Board of Directors and Executive Board is conditioned to the prior signature of the Managers’ Statement of Consent, pursuant to the provisions of the Level 1 Regulation, as well as provided for with applicable legal requirements.	No ammendment
Article 25 - Before exercising their duties, each member of the management bodies shall submit to the Company, that will ensure legal secrecy, an authorization to access DIRPF (Annual Individual Income Tax Adjustment Statements), and any amendments, which will be submitted to RFB (the Brazilian Federal Revenue Service), using the form provided by the Federal Accounting Court.	No ammendment
14

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Sole Paragraph - The officers shall also annually, as the case may be, submit a DCI (Confidential Information Statement) to CEP/PR (the Public Ethics Committee of the Presidency of the Republic), pursuant to Law No. 6,728/1979 and Article 9, Item I of Law No. 12,813/2013.	No ammendment
Article 26 - The term of office of the members of the Board of Directors and Executive Board shall be extended until the investiture of the new members takes place.	No ammendment
Paragraph 1 - The terms set forth in the heading of Articles 32 and 43 shall include the previous terms of office taken place less than 2 (two) prior.	No ammendment
Paragraph 2 - Once the maximum terms of office set forth in the heading of Articles 32 and 43 have been reached, the reappointment of the member of the Board of Directors or Board or Executive Officers may only take place after one term of office has elapsed.	No ammendment
Paragraph 3 - For the purposes of the heading of Article 43, the reappointment of an officer to serve on another position in Eletrobras’ Executive Board shall not be taken into consideration.	No ammendment
Article 27- Appointed directors are expected to participate in the investiture and in specific annual training on sessions the activities of their respective governance bodies and on subjects pertaining to Eletrobras’ business and activities, including the mandatory subjects set forth in relevant laws.	No ammendment
Sole Paragraph - The manager who fails to participate in any annual training provided by the Company in the last two years may not be reappointed.	No ammendment
15

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Article 28 - The Board of Directors and the Executive Board shall be convened if the majority of its members are present and shall approve resolutions, respectively, by the vote of the majority attending directors or officers, except for the events of higher quorum established in these Articles of Association and applicable laws.	No ammendment
Paragraph 1 - Minutes shall be drawn up for each meeting, which shall be clearly written and shall record the decisions taken, which may be drawn up in summary form, in addition to the attendees, dissenting votes and abstentions from voting, and signed by all members who attend physically, remotely or electronically.	No ammendment
Paragraph 2 - The Board of Directors shall ordinarily meet once a month, and the Executive Board shall meet at least four times a month, pursuant to the respective Internal Regulations.	No ammendment
Paragraph 3- Generally the meetings of the Board of Directors and Executive Board shall be held in person, and virtual or teleconference meetings shall be permitted on an extraordinary basis.	No ammendment
Paragraph 4- The meetings’ agendas and material to support the decision-making process of the Executive Board and Board of Directors shall be distributed at least 3 and 7 calendar days in advance, respectively, except in cases duly justified by the Chairperson of the collegial board.	No ammendment
Paragraph 5 – The respective chairman, or the majority of the members of each governance body of the Eletrobras, may summon the meetings of the Board of Directors and the Executive Board on an extraordinary basis.	No ammendment
Paragraph 6 - In the deliberations of the Board of Directors and resolutions of the Executive Board, the respective Chairmen shall have, in addition to a personal vote, the right to the tiebreaker vote.	No ammendment
16

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 7 - The meetings of Eletrobras’ management bodies and their advisory committees may take place in physical, remote, hybrid or exclusively digital/electronic forms, with due recording of the attendance of any member who participates in the meeting in any of the ways set forth in the Articles of Association of the respective collective bodies.	No ammendment
Paragraph 8 - In the event of a non-unanimous decision, the justification for the dissenting vote shall be recorded at the discretion of the dissenting member, provided that the dissenting officer or director who records the dissent in the minutes of the meeting or, if this is not possible, gives immediate written notice thereof to the Board of Directors or Executive Board, shall be exempted from liability.	No ammendment
Article 29 - The members of the Board of Directors and of the Executive Board shall be liable under the terms of applicable laws, individually and severally, for the acts carried out and losses arising out of the Company.	No ammendment
Paragraph 1 - Eletrobras shall provide the members and former members of the Executive Board, the Board of Directors and the Audit Committee with defense in judicial and administrative proceedings against them for the performance of acts in the exercise of their position or function, as long as there is no incompatibility with Company interests.	No ammendment
Paragraph 2 - The benefit provided for in the first paragraph of this article applies:	No ammendment
I - to holders and former holders of afore-mentioned positions;	No ammendment
II - to other employees and former employees regularly vested with powers by delegation of the managers; and	No ammendment
Paragraph 3 - The form of the referred benefit shall be defined by the Board of Directors after hearing Eletrobras’ legal department.	No ammendment
17

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 4 - Eletrobras may maintain in the form and extent defined by the Board of Directors, complying with the provision of paragraph 1 as appropriate, a permanent insurance contract in favor of the aforementioned persons to protect them from liability for acts or facts that may be the object of judicial or administrative claim.	No ammendment
Paragraph 5 - Should any of said persons be found guilty, with a final and unappealable court order, based on a violation of the law or the Company’s Articles of Association or due to a negligent or intentional act, they shall reimburse Eletrobras for all costs and expenses resulting from the defense mentioned in Paragraphs 1 and 2, in addition to any harm to the Company’s image.	No ammendment
Paragraph 6 - Current and former Directors and Fiscal Councilors shall be entitled to have access to information and documents included in the Company’s files or database, which are essential for administrative or judicial defense in suits filed by third parties, relating to acts carried out during their terms of office.	No ammendment
Paragraph 7 - In the event of the previous paragraph, former managers and former directors shall only have access to information and documents classified by the Company as confidential after execution of a non-disclosure agreement provided by the Company.	No ammendment
Article 30 - Eletrobras managers who create compensation advantages without legal provision or in disagreement with the provisions of employment contracts, job and salary plan, collective bargaining or with the current laws, will be accountable for losses caused to the Company based on the heading of article 29 of these Articles of Association.	No ammendment
18

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Article 31 - Eletrobras’ employees and managers shall abide by the maximum limit of 2 (two) paid participations in Boards of Directors of Eletrobras’ subsidiaries, as well as other directly or indirectly invested companies, whether state-owned or private.	No ammendment
Paragraph 1 - The candidate appointed to be part of Eletrobras’ Board of Directors is expected to report to the Company any other activities and positions, boards and committees in which they participate, especially the positions of board chairperson, so that the General Shareholders’ Meeting is able to evaluate their availability of time to exercise the position of director at Eletrobras.	No ammendment
Paragraph 2 - The combination of positions in boards cannot jeopardize the regular exercise of the fiduciary duties of director in the companies in which they are appointed as an Executive Board or Board of Directors member.	No ammendment
Paragraph 3 - The director is expected to have flawless reputation, and any person who has or may have any form of conflict of interest with the federal government or with the Company itself cannot be appointed.	No ammendment
CHAPTER VI Board of Directors	No ammendment
Article 32 - The Board of Directors shall consist of 11 (eleven) members elected by Shareholders’ Meeting, with a unified management term of 02 (two) years. A maximum of 03 (three) reappointments shall be permitted. The Board of Directors shall therefore be comprised as follows:	No ammendment
19

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
I - seven directors appointed by the State Minister of Mines and Energy, two of which shall meet the conditions set forth in Article 22 of Law No. 13303/2016 and Article 36 of Decree No. 8945/2016;	No ammendment
II - a director appointed by the State Minister of Economy, in accordance with the applicable laws;	No ammendment
III - one director elected by a separate vote at the General Shareholders’ Meeting of minority holders of common shares issued by Eletrobras. The candidate shall meet the requirements set forth in Law No. 13,303/2016;	No ammendment
IV - one director elected by a separate vote at the General Shareholders’ Meeting, excluding the controlling shareholder, by the holders of preferred shares issued by Eletrobras, representing at least ten percent of the capital stock, excluding the shares held by the controlling shareholder and entities under its control for the purposes of this calculation. The candidate shall meet the requirements set forth in Law No. 13303/2016; and	No ammendment
V – one director elected as an employee representative, chosen by the direct vote of their peers among the active employees and by an election organized by the Company together with the trade union entities that represent them, pursuant to applicable laws.	No ammendment
Paragraph 1 - Only the preferred shareholders that prove the uninterrupted ownership of their shares during a period of at least three months immediately prior to the General Shareholders’ Meeting may exercise the right set forth in Item IV above.	No ammendment
Paragraph 2- The Board of Directors shall be comprised of at least 30% (thirty per cent) of independent members, respecting the stricter criterion of independence, in cases of discrepancy between the rules of Law 13,303, of June 30, 2016, and the Regulations of the Outstanding Program on Governance of State-Controlled Companies of Brasil, Bolsa, Balcão S.A. (B3).	No ammendment
20

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 3 - The People, Eligibility, Succession and Compensation Committee shall review the qualification of those appointed to be independent directors by reviewing the self-declaration forms submitted and other documents.	No ammendment
Paragraph 4 - The Ministry of Mines and Energy shall appoint the independent members of the Board of Directors referred to in Paragraph 2 of this Article, in case the other shareholders fail to do so.	No ammendment
Paragraph 5 - The Board of Directors shall elect its Chairperson and deputy at the first meeting after the election of its members, and the Chairperson shall be one of the members appointed by the State Minister of Mines and Energy - MME.	No ammendment
Article 33 - The Board of Directors is the Company’s strategic and collegiate decision-making body, which is expected to perform its duties considering the Company’s longterm interests, the impacts arising from its activities on the society at large and the environment, as well as the fiduciary duties of its members, in compliance with the provisions of Law No. 13,303/2016.	No ammendment
Paragraph 1 - The Board of Directors shall set core management guidelines by initiative of its members, or to propose them for appraisal and deliberation by the Executive Board, as well as high-level control of Eletrobras and its subsidiaries, in order to supervise the fulfillment of the guidelines issued, support the execution of approved programs and review of the results achieved.	No ammendment
Paragraph 2 - The Board of Directors shall meet at least once a year without the attendance of the Chairperson of the Company.	No ammendment
21

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 3 - The Board of Directors shall meet at least twice a year with attendance of external auditors.	No ammendment
Article 34 - The monthly compensation of the members of the Board of Directors, set at a Shareholders’ Meeting, shall not exceed ten percent of the average monthly compensation of the officers, excluding the amounts owing to vacation premium and benefits. Payment of any sort of compensation not approved by the Shareholders’ Meeting, as well as any kind of profit sharing is forbidden.	No ammendment
Sole Paragraph - The members of the Board of Directors shall be reimbursed for their expenses with meals, transportation, and accommodation, whenever they reside outside the city where the meeting is held and, only for transportation and meals, when residing in the city.	No ammendment
Article 35 - In addition to the cases provided for by the law, a position shall be vacated when the member of the Board of Directors fails to attend two consecutive meetings or three inconsecutive meetings, out of the previous 12 (twelve) meetings without justification.	No ammendment
Article 36 - In the exercise of its duties, the Board of Directors is also responsible, without limitation to the powers set forth in applicable laws, for:	No ammendment
I - authorizing the incorporation and defining the organization of its subsidiaries;	No ammendment
II - deciding on the acquisition of minority interest in a Company and on the disposal of Eletrobras’ shareholding in said companies;	No ammendment
III - recommending corporate restructuring operations in its subsidiaries, without limitation to the legal authority of the shareholders’ meetings of the respective companies to approve such operations;	No ammendment
22

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
IV - from time to time, assessing the strategic, operational, and financial alignment of the Company’s shareholdings to its corporate purpose;	No ammendment
V – deciding on the association referred to in Paragraph 1 of Article 3 of these Articles of Association;	No ammendment
VI – deciding on the shareholders' agreements to be executed by Eletrobras or its subsidiaries, prior to its execution, in compliance with applicable laws;	No ammendment
VII - establishing the loans and financing policy, provided that grating loans and financing to managers, members of the Fiscal Council, employees and controlling shareholder shall be forbidden;	No ammendment
VIII - issuing opinions on acts and approving contracts in compliance with the internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, given that such efforts or contracts include, without limitation, the grant of funding to public electricity utilities under its control and obtaining loans in Brazil or abroad;	No ammendment
IX – approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the provision of collaterals for loans or financing taken in Brazil or abroad, of companies, whether subsidiaries or not, in which it holds interest;	No ammendment
X – approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the arrangement of loans or funding in Brazil or abroad by its subsidiaries;	No ammendment
23

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
XI - deciding on the organization of technical and scientific research entities which are commercially relevant to Eletrobras, pertaining to the energy industry, as well as approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the granting of funding and provision of collaterals for those entities under its control;	No ammendment
XII - ordering the allocation and reallocation of tasks for Executive Board’s members, and approving the related adjustments to Eletrobras’ Organization Manual, in compliance with the allocation of attributions set forth in these Articles of Association;	No ammendment
XIII - proposing, to the General Shareholders’ Meeting, the capital increase, the issuance of shares, subscription warrants, and debentures of Eletrobras, except those debentures not convertible into shares, which shall be subject to resolution by the Board of Directors;	No ammendment
XIV - authorizing the acquisition of shares issued by Eletrobras for the purpose of cancellation or to remain in treasury and undergo subsequent sale, as well as resolve on the issuance of non-convertible securities and non-convertible debentures;	No ammendment
XV – decide on the trading of shares or debentures, except for the cases in which the General Shareholders’ Meeting shall deliberate on the matter;	No ammendment
XVI - authorize the disposal of items of the fixed assets, and the creation of encumbrances, and the granting of collaterals for third-party obligations, to the extent set by applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies;	No ammendment
24

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
XVII - deciding on making and accepting donations with or without charges, subject to the provisions of the Corporate Integrity Program of Eletrobras companies and the Code of Ethical Conduct and Integrity of Eletrobras Companies, also in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras companies;	No ammendment
XVIII - electing and removing members of the Company’s Executive Board, including the Chairperson, establishing their duties and formally allocating the responsibility for the Compliance and Risk Management departments to its members.	No ammendment
XIX - examining, at any time, the books and records of Eletrobras, and request information on contracts executed or about to be executed and on any other acts;	No ammendment
XX -implementing and supervising risk management, internal control, and compliance systems established to prevent and mitigate major risks to which Eletrobras and its subsidiaries are exposed to, including risks pertaining to the integrity of accounting and financial information, and those relating to corruption and fraud;	No ammendment
XXI – reviewing, at least on a quarterly basis, the balance sheet and other financial statements, without limitation to attributions of the Fiscal Council;	No ammendment
XXII - providing its opinion on the management reports, as well as the accounts of the Executive Board;	No ammendment
XXIII - approving the internal controls reports;	No ammendment
XXIV - electing and dismissing the independente auditors;	No ammendment
25

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
XXV – deciding on the appointment, in compliance with the applicable internal rules on the selection, and on the dismissal of holders of positions in the Internal Audit and Ombudsman’s Office, after approval by the Board of Directors, and, in both cases, referring said deliberation to approval of the Office of the Federal Comptroller-General;	No ammendment
XXVI - deciding on the tasks and operations of the departments connected to it;	No ammendment
XXVII - deciding on proposals of corrective measures or improvement of procedures and routines as a result of the review of the Ombudsman’s Office's opinion;	No ammendment
XXVIII - approving and maintaining an updated non-binding succession plan which concerns the members of the Board of Directors and Executive Board, provided that the preparation of such plan is coordinated by its Chairperson;	No ammendment
XXIX - setting the core guidelines for the administrative organization of Eletrobras;	No ammendment
XXX - appointing and approving appointments of managers for subsidiaries, invested companies, associations, and foundations, pursuant to Article 3, §§5, 6 and 7 of these Articles of Association;	No ammendment
XXXI – preparing, amending, and approving its Internal Regulations and those of its advisory committees in compliance with the rules on composition and responsibilities set forth in these Articles of Association and in applicable regulations;	No ammendment
XXXII - deciding on the distribution of interim dividends and on the payment of interest on its own capital, by initiative of the Executive Board, pursuant to Art. 47, Item XIII of these Articles of Association;	No ammendment
XXXIII - granting leave of absence to the Company’s CEO, including paid leave;	No ammendment
26

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
XXXIV - establishing the amount of appointed functions of the senior management of Eletrobras and its subsidiaries, pursuant to item II, of art. 63 of these Articles of Association, as well as approving the Eletrobras Companies’ personnel regulation, collective bargaining agreements, employee’s profit sharing program, staff and compensation plan, appointment plan, employee benefits, and employee dismissal program;	No ammendment
XXXV – approving the maximum number of personnel civil service exams of Eletrobras and its subsidiaries;	No ammendment
XXXVI - approving the Strategic Plan and the Business and Management Steering Plan, as well as the amendments thereto;	No ammendment
XXXVII – approving the annual budget of Eletrobras and of its subsidiaries, which shall be prepared in accordance with the Strategic Plan and the Business and Management Steering Plan, and the Business and Management Plan of each Company;	No ammendment
XXXVIII -approving the Business Performance Goals Contracts – CMDE, by means of which the subsidiaries of the Eletrobras System agree to meet the strategic guidelines provided for therein in order to fulfill the goals and results established by the parent Company, as well as the policy of consequences applied to Eletrobras and its subsidiaries, and thus following its actual compliance;	No ammendment
XXXIX - approving policies and guidelines on transactions and execution of electricity sales agreements of Eletrobras and its subsidiaries, as well as their positioning in lawsuits relating to the Electricity market, subject to the provisions under Item VIII of this Article;	No ammendment
XL – approving the investment projects of Eletrobras and its subsidiaries, to the extent set by the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras companies;	No ammendment
27

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
XLI - approving the transactions policy, in accordance with the requirements of competitiveness, compliance, transparency, fairness and equity, which shall be reviewed at least annually;	No ammendment
XLII - conducting individual and collective evaluation of administrators and members of Committees under the terms of the law in force;	No ammendment
XLIII – deciding on the creation, operation and termination of commissions and committees for advisory of the Board of Directors, in order to deepen strategic assessments and ensuring that the decision made by the collegial body is technically well-founded, as well as electing and removing their members, in compliance with applicable laws;	No ammendment
XLIV – approving the internal regulations to govern the appointments for positions in governance bodies of Eletrobras companies, which shall provide for the minimum requirements for appointing members of the Board of Directors, Fiscal Council, and Executive Board, in the companies in which Eletrobras and its subsidiaries hold stock, as well as those of foundations, associations, and pension funds;	No ammendment
XLV - establishing Eletrobras’ information disclosure policy;	No ammendment
XLVI - approving and supervising the fulfillment of goals and specific results to be accomplished by members of the Executive Board;	No ammendment
28

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
XLVII - annually reviewing the fulfillment of goals and results pertaining to the execution of the Business and Management Steering and Strategic Plan on a long-term scope, under penalty of holding the members liable for negligence, provided that it shall publish the conclusions of such review and report them to the National Congress and the Federal Audit Court, pursuant to applicable laws;	No ammendment
XLVIII - discussing, approving, and monitoring decisions that concern corporate governance practices, relationship with stakeholders, people management policy, and code of conduct of agents within Eletrobras, as well as the respective guidelines for its subsidiaries;	No ammendment
XLIX – approving the internal regulations to govern the approving authority levels within Eletrobras companies, in addition to establishing the matters and values for its decision-making authority level, and that of the Executive Board;	No ammendment
L – providing opinions on issues to be referred for decision of the shareholders, provided that the inclusion of the item “general matters” in the call notice shall not be permitted;	No ammendment
LI - approving the applicable internal regulations established by Eletrobras to govern the Compliance and Risk Management, dividend and equity interest policies, as well as other general policies of the Company;	No ammendment
LII – approving and issuing the Annual Letter explaining commitments to achieve public policy goals, pursuant to Law No. 13,303, dated June 30, 2016;	No ammendment
LIII - approving the public bid regulation;	No ammendment
29

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
LIV - approving the sponsorship of the healthcare and supplemental pension benefit plans, and the adhesion to a closed private pension fund, as well as monitoring compliance with the Eletrobras allocation threshold in the payment of such benefits;	No ammendment
LV - proposing the compensation of managers and members of other Company bodies established under these Articles of Association to the General Shareholders’ Meeting, as well as implementing and monitoring the compensation referred to in this item, including profit and income sharing, within the thresholds approved by the General Shareholders’ Meeting;	No ammendment
LVI - approving PAINT – Annual Internal Audit Activity Plan, and the RAINT – Annual Internal Audit Activity Report, without the attendance of the Company’s CEO;	No ammendment
LVII - establishing a spokesperson policy aiming at eliminating the risk of conflicting information from several departments and from Company executives;	No ammendment
LVIII - requesting periodic internal audits on the activities of the private supplementary pension fund that manages the Company’s benefit plan, as well as stating opining on the report submitted by the Executive Board resulting from the internal audit;	No ammendment
LIX - evaluating the officers and members of the Company’s committees under these Articles of Association, pursuant to Item III of Article 13 of Law No. 13,303 dated June 30, 2016, with the methodological and procedural support of the People, Eligibility, Succession and Compensation Committee;	No ammendment
30

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
LX – assessing, every 4 (four) years, the strategic, operational, and financial arrangement of the Company’s shareholdings with its corporate purpose, and, based on such assessment, recommend its maintenance, the total or partial transfer of its activities to another public administration structure, or divestment of the shares;	No ammendment
LXI – pinpointing the existence of assets which are not used by the Company’s, and assessing the need to maintain them;	No ammendment
LXII - approving waivers, settlements, or arbitration commitments not specified in this Article, in compliance with the rules that govern the Company’s approval levels;	No ammendment
LXIII - calling the General Shareholders' Meeting, in the cases provided for in Law No. 6,404, of 1976, or whenever deemed convenient; and	No ammendment
LXIV - deciding on the cases not covered by these Articles of Association.	No ammendment
Paragraph 1 - The number of senior management functions at Eletrobras and the maximum number of personnel approved by the Board of Directors pursuant to items XXXIV and XXXV of this article shall be submitted, in accordance with the law, to the approval of the Secretariat of Coordination and Governance of State-Owned Companies - SEST.	No ammendment
Paragraph 2 - The disclosure obligation referred to in Item XLVII does not include information of strategic nature, the disclosure is clearly harmful to the interests of the Company.	No ammendment
Paragraph 3 - The minutes of the Board of Directors' meetings that contain a resolution intended to take effect before third parties will be filed with the Board of Trade and published.	No ammendment
Paragraph 4 - Notwithstanding the assignments of duties established under the internal regulation, the Chairperson of the Board of Directors shall:	No ammendment
I – call and preside over the board's meetings in compliance with these Articles of Association and the internal regulation;	No ammendment
31

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
II – Liaise with the supervising ministry, and other representatives of the controlling shareholder, in order to clarify general business goals, as well as issues relating to the public interest to be pursued by the Company, in compliance with the provisions of Article 89 of Law No. 13,303/2016;	No ammendment
III – Establish channels and processes for liaison between shareholders and the Board of Directors, especially with regard to issues of governance, compensation, succession, and establishment of the Board of Directors, subject to the provisions of Article 89 of Law No. 13,303/2016;	No ammendment
IV – coordinate works relating to the non-binding succession plan of the members of the Board of Directors and Executive Board, with the assistance of the People, Eligibility, Succession and Compensation Committee; and	No ammendment
V – propose appointments for the advisory committees, including external members, to the Board of Directors.	No ammendment
Article 37 - The Board of Directors shall, in each fiscal year, submit the management report and financial statements for the approval of the Annual General Shareholders’ Meeting, as well as the proposed distribution of dividends and surplus values, attaching its opinion and the opinion of the Audit Committee, pursuant to item XIII of art. 48, and the independent auditors’ certificate.	No ammendment
Article 38 - Should there be vacancy of the Chair of the Board of Directors’, their deputy, elected under the terms of Article 32, Paragraph 5 of these Articles of Association, shall include in the agenda of the Board subsequent election, a proposal for a new Chairperson and deputy.	No ammendment
32

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Article 39 - In case of vacancy of the position of director, the alternate will be appointed by the remaining directors and will serve until the first General Shareholders’ Meeting, in the form of art. 150 of Law 6,404, of 1976.	No ammendment
Paragraph 1 - For the Board of Directors to appoint members to the Board, under the terms of the heading, the People, Eligibility, Succession and Compensation Committee must verify the same eligibility requirements for the election to the General Shareholders' Meeting.	No ammendment
Paragraph 2 - The board member elected to replace the vacant position will complete the term of management of the replaced member.	No ammendment
Paragraph 3 - Should there be vacancy of most positions, a General Shareholders’ Meeting shall be called to carry out new elections.	No ammendment
Paragraph 4 - The role of Board Member is reserved for the elected member and does not allow a temporary replacement or alternate, including the employees' representative. In case of any absences or impediments of any Board member, the collegial body shall convene with the remaining members.	No ammendment
Article 40 - The Board of Directors shall rely on the support of the Audit and Risk Committee, Strategy, Governance, and Sustainability Committee and the People, Eligibility, Succession and Compensation Committee.	No ammendment
Paragraph 1 - The rules of operation of the committees mentioned in the heading of this article shall be provided for in their respective internal regulations, pursuant to Law 13,303/2016 and other applicable laws.	No ammendment
33

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 2 - Without limitation to legal powers, Eletrobras’ Board of Directors may establish additional duties to the Audit and Risk Committee, and extend its scope and performance to Eletrobras subsidiaries.	No ammendment
Paragraph 3 - The Audit and Risk Committee, a permanent body, shall comprise at least 3 members and no more than 5 members, including external members, whose terms of office will not coincide and are independent from the term of office of the Board of Directors, and shall abide by the conditions imposed under domestic or foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act, and the rules issued by SEC (Securities and Exchange Commission) and NYSE (New York Stock Exchange).	No ammendment
Paragraph 4 - The compensation of the members of the Audit and Risks Committee shall be determined by the Shareholders’ Meeting and shall not be less than the compensation of the members of the audit committee.	No ammendment
Paragraph 5 - The Board of Directors’ members holding a seat in the Company’s Audit and Risk Committee should receive to the compensation of members of said committee.	No ammendment
Paragraph 6 - The term of office of the Audit and Risk Committee members shall be 2 (two) years, which shall not coincide among its other members; and a single reelection is permitted.	No ammendment
Paragraph 7 -Should there be vacancy in the Audit and Risk Committee, the Board of Directors shall elect its successor to start a new term of office.	No ammendment
34

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 8 - The position of member of the Audit and Risk Committee is reserved for the elected member and does not admit a temporary replacement. In the case of absences or impediments of any committee member, the collegial body meetings shall be convened with the remaining members, provided at least two members take part in the meeting.	No ammendment
Paragraph 9 - At least one member of the Audit and Risk Committee shall participate in the Board of Directors’ meetings that deal with the interim financial statements, the hiring of independent auditor, and PAINT – the Annual Internal Audit Activity Plan.	No ammendment
Paragraph 10 - The Audit and Risks Committee is governed, with respect to other matters and including its meetings and powers, by the provisions of Law No. 13303/2016 and its regulatory decree.	No ammendment
Paragraph 11 - Whenever there is a need to evaluate operations with the Federal Government, its departments, foundations or federal state-owned companies, provided that they are outside the Company’s normal business area, and that are within the approving authority level of the Board of Directors, the Audit and Risk Committee shall provide prior advice, issuing its opinion regarding the intended transaction.	No ammendment
Paragraph 12 - The People, Eligibility, Succession and Compensation Committee is responsible for advising the shareholders and the Board of Directors in the appointment, assessment, succession, and compensation processes for managers, fiscal councilors, members of the Audit and Risk Committee, external members of the Strategy, Governance and Sustainability Committee, in addition to other duties assigned to it by the Board of Directors and established in its internal regulation.	No ammendment
35

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 13 - Without limitation to the provisions in the previous paragraph and the other powers provided for in Decree No. 8945/2016, the People, Eligibility, Succession and Compensation Committee is responsible for:	No ammendment
I – stating its view in order to help the Board of Directors’ members in appointing the officers and members of the Audit and Risk Committee;	No ammendment
II – assisting the Board of Directors in preparing and overseeing the succession plan for directors; and	No ammendment
III - assisting the Board of Directors in the review of proposals relating to personnel policy and in their supervision.	No ammendment
Paragraph 14 - The committee’s opinions shall be forwarded to the Board of Directors, which shall include, in the management’s proposal for the Shareholders’ Meeting that holds the election of members of the Board of Directors and Fiscal Board on the agenda, its opinion on the eligibility of the persons appointed to legal and regulatory requirements and preclusions, as well as those established under the Article of Incorporation, in the light of self-declaration and documents submitted by such person, and the committee’s statement.	No ammendment
Paragraph 15 - The same procedure described in the previous paragraph shall be followed in the election of officers and members of the Audit and Risks Committee, and the view statement of the Board of Directors shall be included in the minutes of the meeting that includes the election of the members of these bodies on the agenda.	No ammendment
Paragraph 16 - The duties of the People, Eligibility, Succession and Compensation Committee may cover companies in which Eletrobras directly and indirectly holds interest, to the extent decided by the Eletrobras Board of Directors and provided for in its internal regulation.	No ammendment
36

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 17 - The People, Eligibility, Succession and Compensation Committee shall consist of 3 to 5 members who participate in the Board of Directors, without additional compensation, and may also have external members with compensation set by the General Shareholders’ Meeting, and subject to the duties and responsibilities referred to in Article 165 of Law No. 6,404/1976, holding a term of office of 2 (two) years.	No ammendment
Paragraph 18 - The minutes of the meetings of the People, Eligibility, Succession and Compensation Committee that deal with the analysis of the eligibility of managers and/or fiscal councilors shall be published on the Company’s website, provided that such disclosure shall also be summarized, when other issues of a different nature and of a strategic nature for the Company are also addressed.	No ammendment
Paragraph 19- The restriction referred to in the previous paragraph shall not be imposed upon the control bodies, which shall have full and unrestricted access to the content of the minutes of the People, Eligibility and Succession Committee, pursuant to the transfer of confidentiality rules and the provisions under Law No. 13,709/2018 with respect to the handling of personal data.	No ammendment
Paragraph 20- The Strategy, Governance and Sustainability Committee is responsible for advising the Board of Directors in the fulfillment of its responsibilities for guiding and leading the Company, including analyses and recommendations on the definition of strategic guidelines, sustainability practices, and corporate governance practices, in addition to other tasks assigned to it by the Board of Directors, and set forth in internal regulation.	No ammendment
37

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 21 - The Strategy, Governance and Sustainability Committee shall consist of 3 to 5 members who are a part of the Board of Directors, without additional compensation, and may also have external members with compensation set by the Shareholders’ Meeting, and subject to the duties and responsibilities referred to in Article 165 of Law No. 6,404/1976, holding a term of office of 2 (two) years.	No ammendment
Article 41 - In addition to the committees referred to in the previous Article, the Board of Directors may create other committees to support their decision-making under the terms of Item XLIII of Article 36.	No ammendment
Sole Paragraph - The operation rules of the committees mentioned in the heading of this article shall be provided for in their respective internal regulations, without limitation to applicable laws.	No ammendment
Article 42 - Without limitation to other legal attributes, the Internal Audit shall be responsible for:	No ammendment
I – carrying out the auditing activities of an accounting, financial, budgetary, administrative, asset, and operating nature of the Company;	No ammendment
II - proposing preventive and corrective measures for deviations found; and	No ammendment
III - reviewing compliance and implementation by the Company of the recommendations or determinations of CGU - Office of the Federal Comptroller General, TCU - Federal Audit Court and of the Fiscal Council.	No ammendment
CHAPTER VII Executive Board	No ammendment
38

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Article 43 - The Executive Board shall consist of the Chairperson and up to 6 (six) officers, subject to the minimum number of 3 (three) members, all elected by the Board of Directors, with a unified management term of 2 (two) years, with a maximum of 3 (three) consecutive reinstatements being allowed.	No ammendment
Paragraph 1 - The Chairperson of Eletrobras shall be chosen from among the members of the Board of Directors, and the same person shall not simultaneously hold the positions of President of the Company and Chairman of the Board of Directors.	No ammendment
Paragraph 2 - The Board of Directors may carry out hiring processes, including by means of an independent external consulting firm specializing in the hiring of executives, without limitation to the participation of the People, Eligibility, Succession and Compensation Committee, in order to assist it in the election of members for the Executive Board and external members for the committees.	No ammendment
Paragraph 3 - In addition to the provisions contained in these Article of Association, the management acts by the members of the Executive Board is governed by the provisions contained in Laws 6,404/76 and 13,303/2016, as well as by Decree 8,945/2016.Article 44 - The Executive Board shall be responsible for the general management of Eletrobras, abiding by the guidelines set by the Board of Directors.	No ammendment
Article 44 - The Executive Board shall be responsible for the general management of Eletrobras, abiding by the guidelines set by the Board of Directors.	No ammendment
39

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 1 - The President and the executive officers may not exercise management, administration or consulting functions in privately-held companies, concessionaires of public electric energy services or in private companies connected in any way to the electrical sector, except in subsidiaries, special purpose vehicles and concessionaire companies under State control, in which Eletrobras has an equity interest, where they may hold positions in the Board of Directors and Fiscal Council, pursuant to the provisions of Law No. 9,292 dated July 12, 1996, regarding the receipt of compensation.	No ammendment
Paragraph 2 - A condition for investiture in management positions is the undertaking of commitment with specific goals and results to be achieved, which shall be approved by the Board of Directors.	No ammendment
Paragraph 3 - The provisions in Articles 23 and 28 of these Articles of Association apply to meetings held by the Executive Board.	No ammendment
Article 45 - The members of the Executive Board may not leave the position for more than thirty calendar days, except in the case of vacations or leave of absence, as well as in the cases authorized by the Board of Directors, under penalty of loss of the position.	No ammendment
Paragraph 1 - The grant of leave of absence or license, including paid leave, of up to 30 (thirty) days to the officers shall be the responsibility of the Executive Board, except for the responsibility of the Chief Executive Officer and the provisions of Item XXXIII of Article 36 of these Articles of Association.	No ammendment
Paragraph 2 - In the event of a temporary impediment, or leave, including paid leave, of any of the members of the Executive Board, the Company’s Chief Executive Officer shall appoint a substitute among the other collegial body members, except for the Chief Executive Officer, the deputy of which shall be appointed among the remaining chief officers by the Board of Directors.	No ammendment
40

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 3 - Upon definitive vacancy of a position on the Board of Executive Officers, the same criterion as described in Paragraph 2 shall be used for the replacement of the director retiring from the Company until the meeting of the Board of Directors that will decide on the permanent replacement and investiture of the new officer, thus filling the vacant position, for the remaining term to the substituted member.	No ammendment
Paragraph 4 - The Executive Board’s members shall be entitled to 30 (thirty) days of paid leave within one year, which can be accumulated up to a maximum of 2 (two) years, and provided that its conversion into cash and indemnities is not permitted.	No ammendment
Article 46 - The election of the Officer who oversees corporate integrity and risk management shall be preceded by a selection process carried out by an external consulting firm specializing in the selection of executives, without limitation to the participation of the People, Eligibility, Succession and Compensation Committee.	No ammendment
Paragraph 1 - The integrity area may report directly to the Board of Directors in situations of suspected involvement of the President of the Company in irregularities or when he/she fails to take the necessary measures in relation to an irregularity involving him/her.	No ammendment
Paragraph 2 - In the situations mentioned in the previous paragraph, the matter will be discussed without the attendance of the President of the Company.	No ammendment
Article 47- Members of the Executive Board are prohibited from carrying out activities that create a conflict of interest, subject to the form and term established in relevant laws.	No ammendment
41

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 1 - After their term of office, the former member of the Executive Board who is in impediment may receive compensation of an indemnity equivalent only to the fixed monthly compensation for the position he/she held, subject to paragraphs 2 and 3 of this article.	No ammendment
Paragraph 2 - The impediment will depend on previous opinion of the Commission of Public Ethics of the Presidency of the Republic.	No ammendment
Paragraph 3 - The former member of the Executive Board who returns to the position he/she held in the public or private administration prior to his investiture shall not be entitled to compensation of an indemnity, prior to the end of the period of incapacity, provided a conflict of interest does not arise thereof.	No ammendment
Article 48- In the exercise of its duties, the Executive Board shall particularly:	No ammendment
I – prepare, properly draft, and submit to the Board of Directors the matters that depend on the decision of the Board of Directors, including the core guidelines of Eletrobras’ administrative organization, previously opining on whether there is conflict of interest, except for matters that concern appointments for positions of Executive Board of Eletrobras itself, which shall be submitted to the Board of Directors directly by the Company’s Chief Executive Officer;	No ammendment
II - submit, until the last ordinary meeting of the Board of Directors of the previous year, the business and management master plan for the following financial year, as well as the updated long-term strategy with risk analysis and opportunities for at least the next 5 (five) years;	No ammendment
42

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
III - manage Eletrobras and take the appropriate measures to ensure the due execution of the guidelines and resolutions of the Board of Directors and, except for the hypotheses of mandatory submission to the Board of Directors, state its view on acts and approve contracts in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, including among such efforts or contracts, without limitation, financings to electricity utilities under its control, and the taking out of loans in Brazil or abroad;	No ammendment
IV - set administrative, technical, financial, and accounting standards for Eletrobras;	No ammendment
V – prepare Eletrobras’ budgets in accordance with the strategic plan and the multiyear business and investment plan, and supervise its execution;	No ammendment
VI - approve, in compliance with Article 36, Item XIII, the changes in the organizational structure of the boards of Eletrobras and its subsidiaries, including, in the case of Eletrobras, the creation, termination, and operation of committee and commissions that are connected to it;	No ammendment
VII - submit to the approval of the Board of Directors proposals of plans that provide for the hiring, career, access, benefits, and conduct of Eletrobras employees;	No ammendment
VIII - approve the names indicated by the directors to fill the positions directly subordinated to them;	No ammendment
IX - opine on the cases of hiring, recommendation, punishment, transfer and dismissal of employees directly subordinated to the directors;	No ammendment
X - delegate powers to directors to decide, on their own, with respect to matters under the assignment of the Board of Executive Officers;	No ammendment
43

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
XI - delegate powers to directors and employees to authorize expenses, establishing limits and conditions;	No ammendment
XII – authorize, pursuant to laws in force, Eletrobras employees to travel abroad, when such travel is related to technical activities or professional development essential to Eletrobras' institutional mission;	No ammendment
XIII - prepare, in each financial year, the Management Report, the financial statements, the distribution of dividends and the payment of interest on shareholders' equity and allocation of surplus values, to be submitted to the Board of Directors and Audit and Risk Committee for review, and to the examination and deliberation of the General Shareholders’ Meeting;	No ammendment
XIV - prepare plans for issuance of convertible bonds and debentures, to be approved by the Board of Directors, which will deliberate or submit to the General Shareholders’ Meeting, as the case may be;	No ammendment
XV - control the activities of subsidiaries;	No ammendment
XVI - approve an Eletrobras’ representative for the Meetings of the companies in which it holds equity, and in associations in which it participates as member, issuing instructions for their performance;	No ammendment
XVII - approve the trading of rights connected to the results of research, development, and innovation of its subsidiaries to the energy industry;	No ammendment
XVIII - establish voting guidelines for all Eletrobras subsidiaries in the Meetings of CCEE – Electric Energy Trading Chamber;	No ammendment
44

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
XIX – deliberate on the acquisition, sale or lien of property, in accordance with the guidelines defined in the internal regulations set forth by Eletrobras to govern the approving authority levels within Eletrobras Companies in force;	No ammendment
XX – prepare, amend and approve its Internal Regulations;	No ammendment
XXI - supervise and monitor corporate entities, including Special Purpose Vehicles - SPVs, in which it holds equity, with regard to governance practices, results presented, and control, proportionally to the relevance, materiality, and risks of the business;	No ammendment
XXII – approve Eletrobras’ appointment of fiscal councilors for its subsidiaries, invested companies, associations, and foundations, in addition to the appointments of subsidiaries for management and fiscal bodies of their invested companies, associations, and foundations, in accordance with the approval levels defined in internal regulations prepared by Eletrobras;	No ammendment
XXIII - analyze the results of its businesses and monitor the sustainability of its business activities, strategic risks, and respective mitigation measures, preparing management reports with management indicators;	No ammendment
XXIV - make qualified personnel and an appropriate structure to act as secretary and provide the necessary technical and operational support available to other governance bodies;	No ammendment
XXV - propose the incorporation of subsidiaries, and the acquisition of minority shareholdings to fulfill the Company’s corporate purpose, subject to the applicable legal provisions;	No ammendment
XXVI - decide on matters submitted by any Officer;	No ammendment
45

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
XXVII – approve the Company’s quarterly financial information; and	No ammendment
XXVIII - fulfill and enforce these Articles of Association, the resolutions of the Shareholders’ Meeting, and of the Board of Directors, as well as evaluate the recommendations of the Fiscal Council.	No ammendment
CHAPTER VIII Assignments of Chief Executive Officer	No ammendment
Article 49- Without limitations of other assignments of the Executive Board, the Company’s Chief Executive Officer shall be responsible for:	No ammendment
I - arranging the preparation, management, and monitoring of the Strategic Planning and the Business and Management Master Plan of Eletrobras, as well as supervising the preparation of the Eletrobras companies’ Business and Management Plans, and monitoring their execution;	No ammendment
II - promoting energy efficiency concerning Federal Government Programs and the Eletrobras companies, in Brazil and abroad;	No ammendment
III - representing Eletrobras, in legal proceedings or otherwise, or before other companies and the public in general, given that he/she may delegate such assignments to any officer, as well as appointing representatives, attorneys-in-fact, agents or proxies, always establishing in a private instrument the extent of the powers delegated;	No ammendment
IV – issuing acts pertaining to the hiring, appointment, promotion, transfer, and dismissal of employees, given that he/she may delegate such assignments;	No ammendment
V - rendering the appointments approved by the Executive Board;	No ammendment
46

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
VI developing internal regulations to govern the relationship between the Holding and Eletrobras companies with the Company and coordinating press activities, internal communication, events, advertisement, sponsorship, and ceremonies;	No ammendment
VII - along with another director, execute transactions with the financial resources of Eletrobras and to sign acts and contracts, provided that this power may be delegated to the other officers and attorneys-in-fact or employees of Eletrobras, upon approval of the Executive Board;	No ammendment
VIII – ratifying, pursuant to the applicable laws, the act of Eletrobras companies that approves for the removal from the country of employees, except as provided for in Article 48, XII of these Articles of Association;	No ammendment
IX – appointing an electoral commission with the purpose of organizing the election of the employees’ representative on the Board of Directors, also being responsible for announcing the winning candidate and communicating the result to the controlling shareholder, for the adoption of the necessary measures for the appointment of the employees’ representative on the Board of Directors to be taken;	No ammendment
X - coordinating the activities of the Executive Board’s members;	No ammendment
XI - ratifying the bidding processes, according to the assignments as established in Eletrobras’ internal regulations, provided that he/she may delegate such assignments;	No ammendment
XII - keeping the Board of Directors and the Fiscal Council informed of the Company’s activities; and	No ammendment
XIII – exercising other assignments established by the Board of Directors.	No ammendment
47

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Article 50- Without limitation to other activities assigned to them by the Board of Directors, the Officers have the following assignments:	No ammendment
I – to manage the activities in its area of operation, in compliance with the Strategic Planning, the Business and Management Steering Plan of the Holding, and the Business and Management Plans of the Eletrobras companies;	No ammendment
II – to participate in the meetings of the Executive Board, contributing to the definition of the policies to be followed by the Company and reporting the issues of his/her respective practice area; and	No ammendment
III – to fulfill and enforce the general business guidelines of the Company established by the Board of Directors in the management of his/her practice area.	No ammendment
CHAPTER IX Fiscal Council	No ammendment
Article 51- The Fiscal Council, which is permanent, shall be comprised of 5 (five) members and their respective alternates, elected by the General Shareholders' Meeting, all Brazilians residing and domiciled in the country, shareholders or non-shareholders, for 2 (two) year terms, for up to 2 (two) consecutive reappointments. The Fiscal Council shall be comprised as follows:	No ammendment
I – 1 (one) member and his/her alternate appointed by the Ministry of Economy, as representative of the National Treasury, who shall be a public servant with permanent connection with the federal government;	No ammendment
II – 2 (two) members and their respective alternates elected by the controlling shareholder;	No ammendment
II – 1 (one) member and his respective alternate elected by the minority shareholders; and	No ammendment
II – 1 (one) member and his respective alternate elected by the holders of preferred shares.	No ammendment
48

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 1 - The members and their respective alternates of the Fiscal Council appointed under the terms of Items III and IV of this Article shall be elected by separate vote.	No ammendment
Paragraph 2 - Within the period provided for in the heading of this article, the preceding terms of office occurring less than 2 (two) years prior shall be considered.	No ammendment
Paragraph 3 - Once the maximum term provided for in the heading of this Article has been reached, the return of the member of the Fiscal Council can only occur after a period equivalent to one term of office.	No ammendment
Article 52- The investiture in the position of Fiscal Council of Eletrobras shall abide by applicable legal requirements, especially the provisions under Article 26 of Law No. 13,303/2016, and to Article 41 of Decree 8,945/2016, as well as those provided for in the internal regulations established by the Company to govern appointments for positions in governance bodies of Eletrobras companies, and should always be preceded by an opinion issued by the People, Eligibility, Succession and Compensation Committee.	No ammendment
Paragraph 1 - Whenever an internal regulation established by Eletrobras is intended to impose additional requirements to those set forth in the applicable laws to Fiscal Council members of Eletrobras, such requirements shall be forwarded to the General Shareholders’ Meeting for deliberation by the shareholders.	No ammendment
Paragraph 2 - The members of the Fiscal Council shall be invested in their offices regardless of a term of investiture, as from the date of the respective election.	No ammendment
49

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 3 - The fiscal council member shall, before taking up office, submit authorization to the Company for access to DIRPF - the Annual Individual Income Tax Adjustment Statements, and any amendments submitted to RFB - the Brazilian Federal Revenue Service, according to the form provided by the Federal Accounting Court.	No ammendment
Paragraph 4 - The monthly compensation due to the members of the Fiscal Council shall not exceed ten percent of the average monthly remuneration of the officers, excluding the amounts related to additional vacation and benefits. Payment of profit sharing and payment of compensation exceeding the amount paid to directors is forbidden.	No ammendment
Paragraph 5 - The elected fiscal council members shall participate as of the investiture and in annual specific training on corporate legislation and capital markets, disclosure of information, internal control, code of conduct, Law 12,846/2013 and other themes related to Eletrobras’ activities.	No ammendment
Paragraph 6 - The fiscal council member who fails to participate in any annual training provided by the Company in the last two years will not be reappointed.	No ammendment
Paragraph 7 - The members of the Fiscal Council shall exercise their functions, which may not be delegated, in the sole interest of the Company, and it is considered abusive of to cause damage to the Company, its shareholders or administrators, or to obtain an advantage for themselves or to others to which they are not entitled and that results, or may result, in damages to the Company, its shareholders or administrators.	No ammendment
Paragraph 8 - The hiring of insurance set forth in paragraphs 1 and 4 of Article 29 of these Articles of Association applies to the members of the Fiscal Council.	No ammendment
50

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 9 - The limitations set forth in the heading and of the Article 31 and its Paragraphs 1 and 2 of these Articles of Association shall be applicable to the Fiscal Council.	No ammendment
Article 53- At the first meeting after the election, the Fiscal Council members shall sign the term of adhesion to the Code of Ethics Conduct and Integrity of Eletrobras Companies and the current internal regulations defined by the Company, as well as elect its Chairperson, who shall be responsible for forwarding for assessment of the Company, the opinion and recommendations of the body, recorded in the book of minutes and Opinions of the Fiscal Council.	No ammendment
Paragraph 1 - In the event of vacancy, resignation, impediment, or unjustified absence in two consecutive or three non-consecutive meetings, in the last 12 (twelve) meetings, the member of the Fiscal Council shall be replaced, until the end of the term, by the respective alternate, who shall be entitled to the respective compensation.	No ammendment
Paragraph 2 - The members of the Fiscal Council shall be reimbursed for its expenditure with transportation, meals and accommodation, whenever they live outside the city in which the meeting is held, and, if they reside in the city, only for transportation and meals expenses.	No ammendment
Article 54 - In the exercise of its duties, the Fiscal Council is responsible, without limitation to the powers set forth in the applicable laws, for:	No ammendment
I - supervising, for any of its members, the acts of the managers and checking compliance with their legal and statutory duties;	No ammendment
II - providing their opinion on the annual report of the administration, stating in its opinion the additional information deemed necessary or useful for the decision of the General Shareholders’ Meeting;	No ammendment
51

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
III - providing opinion on proposals of the management bodies to be submitted to the General Shareholders’ Meeting regarding the modification of the share capital, issue of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, consolidation, merger or spin-off;	No ammendment
IV - denouncing, through any of its members, to the management bodies and, if they do not take the necessary measures for the protection of the interests of Eletrobras, to the General Shareholders’ Meeting, any errors, fraud or crimes they discover, and suggest useful measures;	No ammendment
V - calling the Annual General Shareholders’ Meeting, if the management bodies delay the call for more than one month, and the Extraordinary Shareholders’ General Meeting, whenever there are serious or urgent reasons, including on the agenda of the Shareholders’ Meetings such matters as they deem necessary;	No ammendment
VI - reviewing, at least on a quarterly basis, the balance sheet and other financial statements, periodically prepared by Eletrobras;	No ammendment
VII - reviewing the financial statements of the accounting year, and commenting on them;	No ammendment
VIII – carrying out the assignments provided for in Items I to VII, in the case of liquidation of Eletrobras;	No ammendment
IX – reviewing RAINT – Annual Internal Audit Activity Report, and PAINT – the Annual Internal Audit Plan;	No ammendment
X – at least once a year, conducting a performance appraisal of its members and of members of the Fiscal Council, as a collective body, under the terms of the applicable laws;	No ammendment
52

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
XI – preparing, amending, and approving its internal regulations;	No ammendment
XII - monitoring equity, financial and budgetary executions, with powers to examine books, any other documents and request additional information;	No ammendment
XIII - overseeing compliance with Eletrobras’ participation limit in the funding of health care and complementary pension benefits; and	No ammendment
XIV - providing, whenever requested, information on matters within its responsibility to the shareholder, or group of shareholders, who represent at least 1% (one percent) of the Company’s capital stock.	No ammendment
Paragraph 1 -The management bodies shall, by means of a written communication, make copies of the minutes of their meetings available to the members of the Fiscal Council within ten days and, within fifteen days of their receipt, copies of the balance sheets and financial statements, prepared from time to time, and budget execution reports.	No ammendment
Paragraph 2 - The members of the Fiscal Council shall attend the meetings of the Board of Directors or of the Executive Board, in which they decide on the matters which they should comment on (Items II, III and VII of this Article).	No ammendment
Article 55- The Fiscal Council shall meet ordinarily once a month and, extraordinarily, whenever summoned by the Chairperson of the Collegial Board.	No ammendment
Sole Paragraph - The meetings held by the Fiscal Council shall abide by the provisions under Article 28 of these Articles of Association, in compliance with the minimum quorum of three directors for the meeting and approval of issues of its competence.	No ammendment
53

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
CHAPTER X Accounting Year and Financial Statements	No ammendment
Article 56- The fiscal year shall coincide with the calendar year, beginning on January 1 and ending on December 31 of each year, and shall comply with respect to the financial statements, with the provisions of Law 3,890-A/1961, to Federal laws on electric energy, to the laws on public companies and to these Articles of Association.	No ammendment
Paragraph 1 - In each fiscal year, a dividend distribution at least twenty-five percent of the net income, adjusted according to applicable laws, shall be mandatory, subject to the Dividend Distribution Policy.	No ammendment
Paragraph 2 - The amounts of dividends and interest paid or credited as compensation on shareholders' equity, due to shareholders will be subject to financial charges, from the end of the fiscal year up to the day of effective payment or collection, without limitation to the incidence of Interest, when such payment is not made on the date set by the General Shareholders’ Meeting.	No ammendment
Paragraph 3 - The amount of interest, paid or credited, as interest on capital, pursuant to art. 9, Paragraph 7 of Law No. 9,249, dated December 26, 1995, and of the pertinent laws and regulations, may be allocated to the holders of common shares and the minimum annual dividend of the preferred shares, integrating such amount to the amount of the dividends distributed by Eletrobras for all legal purposes.	No ammendment
Article 57- The General Shareholders’ Meeting shall allocate, in addition to the legal reserve, calculated on the net profit for the year:	No ammendment
54

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
I - one percent as a reserve for studies and projects, intended to cover studies and projects of technical-economic feasibility of the electric energy sector, whose accumulated balance may not exceed two per cent of the paid-in capital stock; and	No ammendment
II - fifty percent, as an investment reserve, intended to be invested in the investments of public electricity utility concessionaires, whose accumulated balance may not exceed seventy-five percent of the paid-in capital stock.	No ammendment
Article 58- The Annual General Shareholders’ Meeting shall allocate annually the amount corresponding to up to one per cent calculated on the net profits of the fiscal year, observing the limit of one per cent of the paid-in capital stock, to cover the provision of social assistance to its employees, in accordance with plans approved by the Board of Executive Officers.	No ammendment
Article 59- Eletrobras shall allocate on a yearly basis, from its own budget, at least one half percent) of the paid-in capital as of the closing of the immediately preceding financial year, stated in the budget, for use in technological development programs.	No ammendment
Article 60- The right to file a lawsuit that has as its subject to claim the payment of dividends reaches it statute of limitations within three years, which, if not timely claimed, will revert to the benefit of Eletrobras.	No ammendment
CHAPTER XI Employees	No ammendment
Article 61- The positions of holders of organizational units connected to the Board of Directors shall be reserved preferably by employees of the permanent staff of Eletrobras or its companies.	No ammendment
Article 62- The employees of Eletrobras, its subsidiaries and affiliated companies shall abide by the provisions of Labor Laws, Law No. 3.890-A/1961, and of these Articles of Association, accordingly.	No ammendment
55

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Article 63- The Eletrobras staff shall be composed of:	No ammendment
I - personnel hired to positions of permanent staff, upon prior approval in a civil service exam, consisting of tests, or of tests and credentials;	No ammendment
II - persons in senior management positions, the amount of which shall be determined by the Board of Directors, in accordance with the provisions of item XXXIV of art. 36 of these Articles of Association; and	No ammendment
III - personnel hired for a fixed term contract, abiding by the applicable laws.	No ammendment
Paragraph 1 - The senior management's trust functions and the powers and responsibilities of their respective holders shall be defined in the Eletrobras job and salary plan.	No ammendment
Paragraph 2 - Requirements for the filling of other positions, exercise of assignments, and respective salaries shall also be set in the Staff and Compensation Plan.	No ammendment
Paragraph 3- The assignments referred to in Paragraph 1 may, exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists outside the Company’s permanent staff.	No ammendment
Paragraph 4 - Occupants of appointed positions who carry out management acts aiming to create salary advantages without legal provision or in disagreement with the provisions of employment contracts, job and salary plan, collective bargaining or with the current laws, will be accountable for losses caused to the Company, without limitation to the penalties set forth in the Code of Ethics and Conduct of Eletrobras Companies.	No ammendment
56

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Article 64- After the end of each financial year of Eletrobras, and once accumulated losses are deducted and the provision for income tax and earnings of any nature is made, employees will be entitled to participate in profits, subject to the rules contained in the employment contracts, agreements and collective bargaining executed by it, and the specific guidelines established by the Department of Coordination and Governance of State-Controlled Companies.	No ammendment
Article 65- Eletrobras shall provide healthcare and offer supplementary pension plans to its employees, under the terms and conditions approved by the Board of Directors.	No ammendment
CHAPTER XII General	No ammendment
Article 66- Eletrobras, by means of its management and under the terms and limits established under the law, is required to provide information to the State Minister of Mines and Energy, to the Federal Government’s control bodies, as well as to the Federal Accounting Court and to the National Congress, in the latter case by means of the State Minister of Mines and Energy.	No ammendment
Sole paragraph. The Chief Executive Officer, when summoned, is obliged to appear personally before any of the committees of one or another House of Congress, to give information on a previously determined matter, under penalty of loss of office, in the absence of attendance without justification.	No ammendment
Article 67- Once all legal requirements have been met, the Executive Board shall arrange the publication of the following in Eletrobras’ website:	No ammendment
I - the bidding notices for public procurements;	No ammendment
57

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
II - personnel regulations, with the rights and duties of employees, the disciplinary regime and the rules on accountability;	No ammendment
III - personnel report, broken down into three columns, showing the total number of employees and the number of filled positions provided and vacancies, as well as broken down by career or category, on June 30 and December 31 of each year; and	No ammendment
IV - the wages, benefits, advantages and plans any other payments that make up the compensation of its employees.	No ammendment
Article 68- The Internal Audit, the Ombudsman’s Office and the Governance Department shall be directly connected to the Board of Directors.	No ammendment
Article 69- The organizational units connected to Eletrobras’ Board of Directors and Executive Boards may operate in a unified manner in all subsidiaries, under the terms and to the extent that they may be approved by the Eletrobras’ Board of Directors.	No ammendment
Sole Paragraph - The performance assessment methodology relating to the representatives of Eletrobras companies in investees may take into account the degree of compliance with requests for information made by the Eletrobras’ Ombudsman’s Office and Internal Audit.	No ammendment
	Article 70 – After the privatization of the Company, pursuant to Law No. 14,182, of 2021, the Articles of Association of the Company shall have the form of Schedule I of these Articles of Association.	Reference to the Articles of Association to enter into force after the settlement of the Offer.

58

Parte 2 – Amendment to the articles of association to be in force after the public offer

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
CHAPTER I Name, Organization, Headquarters and Corporate Object	No ammendment.
Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras is a partially government-owned publicly-held Company incorporated in accordance with the provisions under Law No. 3890-A, dated April 25, 1961, and organized pursuant to these Articles of Association and by Law No. 13,303, dated June 30, 2016, and No. 6,404, dated December 15, 1976, by ordinances and other applicable laws.	Article 1 - Centrais Elétricas Brasileiras S.A. – Eletrobras ~~is a partially government-owned~~(“Company” or “Eletrobras”) is a publicly-held Company ~~incorporated in accordance with the provisions under Law No. 3890-A, dated April 25, 1961, and organized pursuant to~~, which shall comply with these Articles of Association and ~~by Law No. 13,303, dated June 30, 2016, and No. 6,404, dated December 15, 1976, by ordinances and other~~the applicable ~~laws~~law.	Adjusments to exclude provisions related to govenment-owned companies. Text adjustment.
No corresponding provision	Sole Paragraph. The Company was incorporated as a partially federal-government-owned company, authorized under Law No. 3890-A, of 1961, and privatized under Law No. 14,182, of 2021.	Adjusments to exclude provisions related to govenment-owned companies.
Article 2 - The Company, its shareholders, managers, and members of the advisory committees and the Fiscal Council shall be subject to the provisions of BM&FBOVESPA’s Corporate Governance Level 1 Listing Regulation (“Level 1 Regulation”).	No ammendment
Article 3 – Eletrobras’ registered address is in the Federal Capital and its main office in the city of Rio de Janeiro, State of Rio de Janeiro, and shall, for an indefinite period, conduct its business directly or through subsidiaries or companies with which it may be associated. Furthermore, to accomplish its corporate purpose, it may open offices and branches in Brazil or abroad.	No ammendment
59

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 1 - Eletrobras, directly or through its subsidiaries may associate with other parties, with or without capital contributions, to establish business consortia or hold interest in companies, with or without majority stock, in Brazil or abroad, directly or indirectly targeted at the production, transmission, trading or distribution of electricity.	No ammendment
Paragraph 2 - The validity of any and all instruments executed directly by Eletrobras or through its subsidiaries, intended to carry out the provisions under paragraph one of this Article, shall be conditioned to the prior authorization of at least two thirds of the Board of Directors.	Paragraph 2 - The validity of any and all instruments executed directly by Eletrobras or through its subsidiaries, intended to carry out the provisions under ~~paragraph one~~§1 of this Article, shall be conditioned to the prior authorization of at least two thirds of the Board of Directors.	Text adjustment.
Paragraph 3 - For the purposes of any association provided for in paragraph one, Eletrobras shall be responsible for the financing necessary to accomplish its corporate purpose, as well as that of its subsidiaries, and may delegate such task, pursuant to the internal regulations established by Eletrobras to govern the approval levels within Eletrobras companies.	Paragraph 3 - For the purposes of any association provided for in ~~paragraph one~~§1, Eletrobras shall be responsible for the financing necessary to accomplish its corporate purpose, as well as that of its subsidiaries, and may delegate such task, pursuant to the internal regulations established by Eletrobras to govern the approval levels within Eletrobras companies.	Text adjustment.
Paragraph 4- Subsidiaries shall abide by the administrative, financial, technical, and accounting rules established by Eletrobras.	No ammendment
Paragraph 5 - Eletrobras’ representatives in the management of companies in which it participates, either subsidiaries or not, shall be chosen by the Eletrobras’ Board of Directors, according to the criteria set forth by law, these Articles of Association, and the internal regulations established by Eletrobras, provided that Eletrobras' or the subsidiary's employees shall be preferably appointed for such position.	No ammendment
60

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 6 - The appointments of Eletrobras’ subsidiaries for positions in their respective executive boards and for the positions of managers and fiscal directors in their investees, associations, and foundations, shall be forwarded to Eletrobras for appraisal of the legal investiture requirements, and for prior approval, accordingly, pursuant to the authority level defined in Eletrobras’ internal regulations.	No ammendment
Paragraph 7 - The appointments for positions of Chief Executive Officer of direct subsidiaries of Eletrobras shall be rendered by the Eletrobras’ Board of Directors, notwithstanding the legal duty of the subsidiaries’ Boards of Directors to decide on the election of the respective appointees.	No ammendment
Article 4 - The corporate object of Eletrobras is:	No ammendment
I - to perform assessments, projects, construction and operation of electricity plants, lines of transmission and distribution, as well as to execute business acts arising from such activities, such as the trading of electricity;	No ammendment
II - to cooperate with the Ministry of Mines and Energy to which it is connected in order to plan Brazil’s energy policy;	~~II - to cooperate with the Ministry of Mines and Energy to which it is connected in order to plan Brazil’s energy policy;~~	Adjusments to exclude provisions related to govenment-owned companies.
III - to further and support research in the energy industry, pertaining to the generation, transmission, and distribution of electricity, as well as assessments of utilization of reservoirs for multiple purposes; and	~~IIIII - to further and support research in the energy industry, pertaining to the generation, transmission, and distribution of electricity, as well as assessments of utilization of reservoirs for multiple purposes;, and to participate in programs which encourage alternative sources of energy production, rational use of energy, and the implementation of smart energy networks.~~	Item renumbered. New wording for the offer.
61

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
IV - to participate, as set forth under the law, in programs which encourage alternative sources of energy production, rational use of energy, and the implementation of smart energy networks.	~~IV - to participate, as set forth under the law, in programs which encourage alternative sources of energy production, rational use of energy, and the implementation of smart energy networks.~~	Adjusments to exclude provisions related to govenment-owned companies.
CHAPTER II Obligations and Responsibilities Arising from Legal and Voluntary Environments	CHAPTER II Obligations and Responsibilities ~~Arising from Legal and Voluntary Environments~~	Adjusments to exclude provisions related to govenment-owned companies.
Article 5 - Eletrobras' activities may be guided by the Federal Government whenever in line with its corporate purpose, in order to contribute to the public interest that justified its creation.	~~Article 5 - Eletrobras' activities may be guided by the Federal Government whenever in line with its corporate purpose, in order to contribute to the public interest that justified its creation.~~	Adjusments to exclude provisions related to govenment-owned companies.
Paragraph 1 - In the exercise of the prerogative referred to in the heading, the Federal Government may only lead Eletrobras to undertake obligations or responsibilities, including to invest in projects and to undertake responsibility for specific operating costs/results, under conditions which differ from those of any private Company that conducts business in the same market, if:	~~Paragraph 1 - In the exercise of the prerogative referred to in the heading, the Federal Government may only lead Eletrobras to undertake obligations or responsibilities, including to invest in projects and to undertake responsibility for specific operating costs/results, under conditions which differ from those of any private Company that conducts business in the same market, if:~~	Adjusments to exclude provisions related to govenment-owned companies.
I – is provided by law or regulation, as well as established in a contract, agreement, or understanding executed with the government agency with authority to establish it, provided such instruments are public; and	~~I – is provided by law or regulation, as well as established in a contract, agreement, or understanding executed with the government agency with authority to establish it, provided such instruments are public; and~~	Adjusments to exclude provisions related to govenment-owned companies.
II - its costs and revenues are broken down and disclosed in a transparent manner, including their accounting statements.	~~II - its costs and revenues are broken down and disclosed in a transparent manner, including their accounting statements.~~	Adjusments to exclude provisions related to govenment-owned companies.
Paragraph 2 - For the purposes of complying with item II of § 1, Eletrobras management must:	~~Paragraph 2 - For the purposes of complying with item II of § 1, Eletrobras management must:~~	Adjusments to exclude provisions related to govenment-owned companies.
evidence the obligations or responsibilities undertaken in specific explanatory notes to the year-end financial statements; and	~~a) evidence the obligations or responsibilities undertaken in specific explanatory notes to the year-end financial statements; and~~	Adjusments to exclude provisions related to govenment-owned companies.
describe them in a specific topic in the management report.	~~b) describe them in a specific topic in the management report.~~	Adjusments to exclude provisions related to govenment-owned companies.
62

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 3 - When directed by the Federal Government under the terms of §1 above, Eletrobras will only undertake obligations or responsibilities that conform to the provisions of items I and II of the same paragraph, and, in this case, the Federal Government will compensate, for each fiscal year, Eletrobras for the difference between market conditions and the operating result or economic return of the assumed obligation, provided that such compensation is not already carried out by other means.	~~Paragraph 3 - When directed by the Federal Government under the terms of §1 above, Eletrobras will only undertake obligations or responsibilities that conform to the provisions of items I and II of the same paragraph, and, in this case, the Federal Government will compensate, for each fiscal year, Eletrobras for the difference between market conditions and the operating result or economic return of the assumed obligation, provided that such compensation is not already carried out by other means.~~	Adjusments to exclude provisions related to govenment-owned companies.
Paragraph 4 The exercise of the prerogative referred to in the main section will be the object of the Annual Letter, subscribed by the members of the Board of Directors, provided for in art. 13, item I, of Decree No. 8,945, of December 27, 2016.	~~Paragraph 4 The exercise of the prerogative referred to in the main section will be the object of the Annual Letter, subscribed by the members of the Board of Directors, provided for in art. 13, item I, of Decree No. 8,945, of December 27, 2016.~~	Adjusments to exclude provisions related to govenment-owned companies.
Article 6 - The obligations and responsibilities to be undertaken by Eletrobras to fulfill the public interest underlying its creation are described in the applicable laws, especially Laws 3,890-A/1961, 10438/2002, and 9,991/2000.	~~Article 6 - The obligations and responsibilities to be undertaken by Eletrobras to fulfill the public interest underlying its creation are described in the applicable laws, especially Laws 3,890-A/1961, 10438/2002, and 9,991/2000.~~	Adjusments to exclude provisions related to govenment-owned companies.
Article 7 - Eletrobras shall take all appropriate measures so that its managers, agents, employees, and any other persons acting on its behalf, as well as its subsidiaries, managers, agents, employees, and any other persons acting on their behalf, conduct operations in compliance with the provisions of the Eletrobras Companies’ Code of Ethical Conduct and Integrity, the United States Foreign Corrupt Practices Act of 1977, 15 USC §78-dd-1, et seq., as amended, and its subsequent amendments, hereinafter referred to as FCPA, as well as Brazilian anti-corruption laws.	Article ~~7~~5 - Eletrobras shall take all appropriate measures so that its managers, agents, employees, and any other persons acting on its behalf, as well as its subsidiaries, managers, agents, employees, and any other persons acting on their behalf, conduct operations in compliance with the provisions of the Eletrobras Companies’ Code of Ethical Conduct and Integrity, the United States Foreign Corrupt Practices Act of 1977, 15 USC §78-dd-1, et seq., as amended, and its subsequent amendments, hereinafter referred to as FCPA, as well as Brazilian anti-corruption laws.	Article renumbered.
Sole paragraph - Eletrobras shall conduct its business, investments, and interactions with related parties in accordance with the following principles and guidelines:	Sole paragraph - Eletrobras shall conduct its business, investments, and interactions with related parties in accordance with its Related Party Transactions Policy, as well as the following principles and guidelines:	Inclusion of Related Party Transactions policy provision.
63

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
I – sustainable development based on the best social, environmental, and corporate governance practices in its operations and business opportunities, considering its impacts on the environment, society, and governance system;	No ammendment
II - compliance with the Eletrobras Companies’ Compliance Program;	No ammendment
III – ensure compliance of its corporate governance system, including its subsidiaries, with the principles of transparency, equity, accountability, and corporate responsibility;	No ammendment
IV – full compliance with the Eletrobras Companies’ Code of Ethical Conduct and Integrity, FCPA, Law No. 12846/2013, and any other anti-bribery and anticorruption laws, as well as any other laws, rules, or regulations of similar purpose and effect applicable to the Company, refraining from practicing any conduct prohibited by said regulations; and	IV – full compliance with the Eletrobras Companies’ Code of Ethical Conduct and Integrity, FCPA, Law No. 12846~~/~~, of 2013, and any other anti-bribery and anticorruption laws, as well as any other laws, rules, or regulations of similar purpose and effect applicable to the Company, refraining from practicing any conduct prohibited by said regulations; and	Text adjustment.
V – compliance with the ideals and rules provided in the voluntary self-regulation rules to which the Company adheres by decision of by Eletrobras’ Board of Directors.	No ammendment
CHAPTER III Capital Stock, Shares, and Shareholders	No ammendment
64

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Article 8 - The capital stock is BRL 39,057,271,546.52 (thirty-nine billion, fifty-seven million, two hundred seventy-one thousand, five hundred forty-six Brazilian reais and fifty-two cents), divided into 1,288,842,596 (one billion, two hundred eighty-eight million, eight hundred forty-two thousand and five hundred ninety-six) common shares, 146,920 (one hundred forty-six thousand, nine hundred and twenty) class “A” preferred shares, and 279,941,394 (two hundred seventy-nine million, nine hundred forty-one thousand, three hundred and ninety-four) class “B” preferred shares, all without par value.	Article ~~8~~6 - The capital stock is BRL 39,057,271,546.52 (thirty-nine billion, fifty-seven million, two hundred seventy-one thousand, five hundred forty-six Brazilian reais and fifty-two cents), divided into 1,288,842,596 (one billion, two hundred eighty-eight million, eight hundred forty-two thousand and five hundred ninety-six) common shares, 146,920 (one hundred forty-six thousand, nine hundred and twenty) class “A” preferred shares, and ~~279,941,394~~279,941,393 (two hundred seventy-nine million, nine hundred forty-one thousand, three hundred and ~~ninety-four~~ninety-three) class “B” preferred shares and 1 (one) special class preferred share, to be held exclusively by the Federal Government, all without par value.	Article renumbered. Text adjustment to reflect the conversion of a class “B” preferred share into a speciall class preferred share.
No corresponding provision	Sole Paragraph – Eletrobras is hereby authorized to raise its capital stock up to the limit of R$ 80,000,000,000 (eighty billion Brazilian reais). Within the limit authorized in this paragraph, the Company may, through the approval of the Board of Directors, increase is capital stock without an amendment of the Articles of Association, via issuance of common shares, as follows:	Text adjustment to include the conditions of the Offer.
No corresponding provision	I – the Board of Directors shall determine the terms and conditions for the issuance of shares, including price and payment deadlines;	Text adjustment to include the conditions of the Offer.
No corresponding provision	II – If the issuance of securities within the authorized capital stock under this sole paragraph and the offer of such securities via sale in the stock exchange or public subscription, as set forth in Law No. 6,404, of 1976, the shareholders of the Company shall not have preemptive right to subscribe.	Text adjustment to include the conditions of the Offer.
Article 9 - Eletrobras’ shares shall be:	Article ~~9~~7 - Eletrobras’ shares shall be:	Article renumbered.
I - common, registered voting shares;	No ammendment
II - preferred, registered shares without right to vote in Shareholders’ Meetings.	II – class “A” and class “B” preferred, registered shares without right to vote in Shareholders’ Meetings~~.~~; and	Text adjustment to reflect the new preferred share class, after to the capital raise.
No corresponding provision	III - 1 (one) special class preferred share, to be held exclusively by the Federal Government, which shall not confer voting rights in General Shareholders’ Meetings, except for the veto right set forth in §3 of art. 13 of these Bylaws.	Text adjustment to reflect the new preferred share class, after to the capital raise.
Paragraph 1 - Both types of shares may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution hired for such purpose.	No ammendment
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CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 2 - Whenever the share ownership is transferred, the depositary financial institution may charge from the selling shareholder the transfer fee, subject to the maximum limits, set by CVM (the Brazilian Securities and Exchange Commission).	No ammendment
No corresponding provision	Paragraph 3 - Each common share shall entitle the holder to one vote in the resolutions of the General Shareholders’ Meeting, subject to the limits established in these Bylaws.	Text modification to reflect the change proposals set forth in the CPPI Resolutions and the Offer.
No corresponding provision	Article 8 - Any shareholder or group of shareholders, Brazilian or foreign, public or private, shall not exercise the right to vote in a number greater than the equivalent to the percentage of 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided, independently of its participation in the capital stock.	Text modification to reflect the change proposals set forth in the CPPI Resolutions and the Offer.
No corresponding provision	Sole Paragraph – If the preferred shares issued by the Eletrobras start to confer voting rights pursuant to art. 111, §1, of Law No. 6.404, of 1976, the limitation contained in the main section of this art. 8 will apply to such preferred shares, so that all shares held by the shareholder or group of shareholders that confer the right to vote in relation to a given resolution (whether common or preferred) are considered for the purposes of calculating the number of votes according to the main section of this article.	Text modification to reflect the change proposals set forth in the CPPI Resolutions and the Offer.
No corresponding provision	Article 9 - The execution of shareholders’ agreements aiming at regulating the exercise of voting rights in a number greater than the percentage corresponding to 10% (ten percent) of the total number of shares into which the voting capital stock of the Eletrobras is divided is prohibited, including in the case described in art. 8, single paragraph.	Text modification related to the Offer.
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CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
No corresponding provision	Paragraph 1 - The Company shall not file a shareholders’ agreement on the exercise of voting rights that conflicts with the provisions of these Articles of Association.	Text modification related to the Offer.
No corresponding provision	Paragraph 2 - The chair of Eletrobras shareholders’ meeting will not take into account votes cast in breach of the rules set forth in arts. 8 and 9 of these Articles of Association, notwithstanding the exercise of the right of veto by the Federal Government, pursuant to §3 of art. 13 of these Articles of Association.	Text modification related to the Offer.
No corresponding provision	Article 10 – For the purposes of these Articles of Association, a group of shareholders shall be composed by two or more shareholders of the Company:	Text modification related to the Offer.
No corresponding provision	I – who are parties to a voting agreement, either directly or through controlled or controlling companies or companies under common control;	Text modification related to the Offer.
No corresponding provision	II – If one is, directly or indirectly, the controlling shareholder or controlling company of the other or of others;	Text modification related to the Offer.
No corresponding provision	III – which are companies directly or indirectly controlled by the same person or company, or group of people or companies, shareholders or not; or	Text modification related to the Offer.
No corresponding provision	IV - which are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality in law or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are direct or indirectly controlled by the same person or company, or group of people or companies, shareholders or not.	Text modification related to the Offer.
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CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
No corresponding provision	Paragraph 1 - In the case of investment funds with a common administrator or manager, only those whose investment policy and of exercise of votes at shareholders' meetings, under the terms of the respective bylaws, is the responsibility of the administrator or manager, as the case may be, on a discretionary basis.	Text modification related to the Offer.
No corresponding provision	Paragraph 2 - In addition to the provisions of the main section and preceding paragraphs of this article, any shareholders represented by the same agent, manager or representative in any capacity shall be considered parties to the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depositary bank, provided that they do not fit into any of the other cases provided for in the main section or in §1 of this article.	Text modification related to the Offer.
No corresponding provision	Paragraph 3 - In the case of shareholders' agreements dealing with the exercise of voting rights, all of their signatories shall be considered, pursuant to this article, as members of a group of shareholders, for the purpose of applying the limitation to the number of votes they deal with the articles 8th and 9th.	Text modification related to the Offer.
No corresponding provision	Paragraph 4 - The shareholders must keep the Eletrobras informed if they are part of a group of shareholders under the terms of these Articles of Association, if such group of shareholders holds, in total, shares representing 10% (ten percent) or more of the voting capital of the Eletrobras.	Text modification related to the Offer.
No corresponding provision	Paragraph 5 - The chairman and secretary of shareholders' meetings may ask shareholders for documents and information, as they deem necessary to verify the possible belonging of a shareholder to a group of shareholders that may hold 10% (ten percent) or more of the voting capital of the Eletrobras.	Text modification related to the Offer.
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CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
No corresponding provision	Art. 11 - The shareholder or group of shareholders that, directly or indirectly, becomes the holder of common shares that, in total, exceed 30% (thirty percent) of the voting capital of Eletrobras and that fails to hold a percentage under such threshold within 120 (one hundred and twenty) days, shall carry out a public offer for the acquisition of all other common shares, for an amount at least 100% (one hundred percent) higher than the highest stock quote of the respective shares in the last 504 (five hundred and four) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.	Text modification to reflect the change proposals set forth in the CPPI Resolutions and the Offer.
No corresponding provision	Single paragraph. The obligation to carry out a takeover bid, pursuant to art. 11, will not apply to the effective, direct or indirect interest of the Union in the Company's voting capital on the date of entry into force of the provision, but will apply if in the future, after reduction, its equity interest increases and exceeds the percentage of 30% (thirty percent) of the Company's voting capital.	Text modification to reflect the change proposals set forth in the CPPI Resolutions and the Offer.
No corresponding provision	Art. 12 - The shareholder or group of shareholders that, directly or indirectly, becomes the holder of common shares that, in total, exceed 50% (fifty percent) of the voting capital of Eletrobras and that fails to hold a percentage under such threshold within 120 (one hundred and twenty) days, shall carry out a public offer for the acquisition of all other common shares, for an amount at least 200% (two hundred percent) higher than the highest stock quote of the respective shares in the last 504 ( five hundred and four) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.	Text modification to reflect the change proposals set forth in the CPPI Resolutions and the Offer.
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CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
No corresponding provision	Single paragraph. The obligation to carry out a takeover bid, pursuant to art. 12, will not apply to the effective, direct or indirect interest of the Union in the Company's voting capital on the date of entry into force of the provision, but will apply if in the future, after the Offer, its equity interest increases and exceeds the percentage of 50% (fifty percent) of the Company's voting capital.	Text modification to reflect the change proposals set forth in the CPPI Resolutions and the Offer.
Article 10 - Preferred shares may not be converted into common shares, and shall have preemptive right in capital reimbursements and dividend distributions.	Article ~~10~~13 - Preferred shares may not be converted into common shares, and, in case of class “A” and “B” preferred shares, shall have preemptive right in capital reimbursements and dividend distributions.	Article renumbered. Text adjustment to reflect the new preferred share class, after to the capital raise.
Paragraph 1 - Class “A” preferred shares, which refer to those subscribed until June 23, 1969, as well as those resulting from related bonus, shall have preemptive right in distributions of dividends, given that such dividends shall be applied at the rate of eight percent per year on the equity relating to the aforesaid category and class of shares, to be equally apportioned among them.	No ammendment
Paragraph 2 - Class “B” preferred shares, which refer to those subscribed until June 23, 1969, shall have preemptive right in distributions of dividends, given that such dividends shall be applied at the rate of six percent per year on the equity relating to the aforesaid category and class of shares, to be equally apportioned among them.	Paragraph 2 - Class “B” preferred shares, which refer to those subscribed until June 23, 1969, shall have preemptive right in distributions of dividends, given that such dividends shall be applied at the rate of 6% (six) percent per year on the equity relating to the aforesaid category and class of shares, to be equally apportioned among them.	Text adjustment.
No corresponding provision	Paragraph 3 – The conversion of 1 (one) class B preferred share held by the Federal Government into 1 (one) special class preferred share shall be allowed. The special class preferred share, to be held exclusively by the Federal Government, created under art. 3, item III, sub item “c”, of Law No. 14,182, of 2021, and art. 17, §7, of Law No. 6,404, of 1976, shall grant the Federal Government the power to veto resolutions which aim to modify the bylaws in order to remove or modify the voting rights and execution of shareholders’ agreement restrictions set forth in arts. 8 and 9 of these Articles of Association.	Text adjustment to reflect the new preferred share class, after to the capital raise.
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CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 3 - The preferred shares shall also partake, under equal conditions, with the common shares in the distribution of dividends, after the lower band of the minimum dividends provided in Paragraphs 1 and 2 above have been paid to the latter, subject to the provisions of Paragraph 4.	Paragraph ~~3~~4 – The class “A” and “B” preferred shares shall also partake, under equal conditions, with the common shares and the special class preferred share in the distribution of dividends, after the lower band of the minimum dividends provided in Paragraphs 1 and 2 above have been paid to the latter, subject to the provisions of Paragraph ~~4~~5.	Paragraph renumbered. Text adjustment to reflect the new preferred share class, after to the capital raise.
Paragraph 4 - Preferred shares shall be entitled to receiving dividends, which shall be apportioned per share, at least ten percent higher than the dividend paid to each common share.	Paragraph ~~4~~5 – ~~Preferred~~Class “A” and “B” preferred shares shall be entitled to receiving dividends, which shall be apportioned per share, at least 10% (ten) percent higher than the dividend paid to each common share.	Paragraph renumbered. Text adjustment to reflect the new preferred share class, after to the capital raise.
Article 11 - Eletrobras’ capital increases shall be carried out by public or private subscription and absorption of reserves, thus capitalizing funds as provided by law.	Article ~~11~~14 - Eletrobras’ capital increases shall be carried out by public or private subscription and absorption of reserves, thus capitalizing funds as provided by law.	Article renumbered.
Paragraph 1 - In capital increases, preemptive right shall be warranted to all Eletrobras’ shareholders, proportional to their stock. The Federal Government shall subscribe, in common shares, a sufficient quantity to guarantee a minimum of fifty percent plus one share of the voting capital.	Paragraph 1 - In capital increases, preemptive right shall be warranted to all Eletrobras’ shareholders, proportional to their stock~~. The Federal Government shall subscribe, in common shares, a sufficient quantity to guarantee a minimum of fifty percent plus one share of the voting capital~~, except as provided for in item II of the sole paragraph of art. 6.	Text modification related to the Offer.
Paragraph 2 - Eletrobras may increase capital by subscribing or converting securities or credits into shares, up to a limit of 2/3 of preferred shares relating to the total shares issued.	Paragraph 2 - Eletrobras may increase capital by subscribing or converting securities or credits into shares, up to a limit of 2/3 (two thirds) of preferred shares relating to the total shares issued.	Text correction.
Article 12- The payment of the shares shall comply with the rules and conditions established by the Board of Directors.	Article ~~12~~15- The payment of the shares shall comply with the rules and conditions established by the Board of Directors.	Article renumbered.
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CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Sole Paragraph - The shareholder that does not make its payment in accordance with the rules and conditions referred to in this Article shall be automatically deemed in default, and shall pay additionally inflation adjustment, interest of twelve percent per year, and a penalty of ten percent on the amount of the overdue installment.	No ammendment
Article 13 - Eletrobras may issue government backed non-convertible bonds and debentures.	Article ~~13~~16 - Eletrobras may issue ~~government backed~~ non-convertible bonds and debentures.	Article renumbered. Adjusments to exclude provisions related to govenment-owned companies.
Article 14 - Eletrobras, by decision of the Board of Directors, may purchase its own shares to cancel or hold them in treasury for subsequent sale, limited to the amount of the balance of profits and reserves, excluding the legal reserve, subject to applicable legal and regulatory provisions.	Article ~~14~~17 - Eletrobras, by decision of the Board of Directors, may purchase its own shares to cancel or hold them in treasury for subsequent sale, limited to the amount of the balance of profits and reserves, excluding the legal reserve, subject to applicable legal and regulatory provisions.	Article renumbered.
Article 15 - The redemption of shares of one or more classes may be undertaken upon resolution of an Extraordinary Shareholders’ Meeting, regardless of approval by the Special Shareholders' Meeting of impacted the types and classes of shares.	Article ~~15~~18 - The redemption of shares of one or more classes may be undertaken upon resolution of an Extraordinary Shareholders’ Meeting, regardless of approval by the Special Shareholders' Meeting of impacted the types and classes of shares, except for the special class preferred share, to be held exclusively by the Federal Government, which shall only be redeemed if authorized by law.	Article renumbered. Text adjustment to reflect the new preferred share class, after to the capital raise.
CHAPTER IV Shareholders’ Meeting	No ammendment
Article 16 - The Shareholders’ Meeting shall be held within the first four months following the end of the fiscal year, at a date and time previously set, to:	Article ~~16~~19 - The Shareholders’ Meeting shall be held within the first 4 (four) months following the end of the fiscal year, at a date and time previously set, to:	Article renumbered. Text correction.
I - review the managers’ accounts, and examine, discuss and vote on financial statements;	No ammendment
II - decide the allocation of the net profit for the year and the distribution of dividends; and	No ammendment
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CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
III - elect and remove the members of the Board of Directors and the Fiscal Council, and set the compensation of the managers, Fiscal Council members, members of the Audit and Risk Committee and of the external members of the other Committees under the Articles of Association, in compliance with the applicable laws.	III - elect and remove the members of the Board of Directors and the Fiscal Council, and set the total compensation of the managers, Fiscal Council members, members of the Audit and Risk Committee and of the external members of the other Committees under the Articles of Association, in compliance with the applicable laws.	Inclusion of the total compensation of the managers.
Sole Paragraph - The Board of Directors, through its Chairman, shall make nonbinding recommendations to Eletrobras' shareholders, for the appointment of new members for this collegial body, considering their intended professional profile and background, based on the results of their performance appraisal, referral policy guidelines, and succession career plan.	No ammendment
Article 17- In addition to the issues provided for in Law No. 6,404, of December 15, 1976, and in other statutes and regulations, the General Shareholders’ Meeting shall meet, in in-person or remote or partially remote meetings, pursuant to applicable laws, in particular to resolve on the following matters:	Article ~~17~~20- In addition to the issues provided for in Law No. 6,404, of ~~December 15,~~ 1976, and in other statutes and regulations, the General Shareholders’ Meeting shall meet, in in-person or remote or partially remote meetings, pursuant to applicable laws, in particular to resolve on the following matters:	Article renumbered. Text adjustment.
I - disposal, in whole or in part, of capital stock shares of Eletrobras or its subsidiaries;	No ammendment
II - change of the capital stock;	No ammendment
III - waiver of subscription rights in shares or convertible debentures of subsidiaries;	No ammendment
IV - issuance of debentures convertible into shares or their sale, held by the treasury;	No ammendment
V - sale of convertible debentures issued by subsidiaries;	No ammendment
VI - issuance of any other bonds or securities, in Brazil or abroad;	No ammendment
VII - spin-off or merger of the Company;	No ammendment
VIII - exchange of shares or other securities issued by the Company;	No ammendment
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CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
IX - redemption of shares of one or more classes, regardless of approval at a Special Shareholders’ Meeting of impacted types and classes; and	IX - redemption of shares of one or more classes, regardless of approval at a Special Shareholders’ Meeting of impacted types and classes~~;~~, except for the special class preferred share, to be held exclusively by the Federal Government, which shall only be redeemed if authorized by law; and	Text adjustment to reflect the new preferred share class, after the capital raise.
No corresponding provision	X – approval of the execution of indemnification contracts by the Company.

Inclusion of a new item, according to the instructions of the Directive Opinion No. 38, issued by the CVM.

Eletrontrobras indemnity agreement is compatible with the D&O agreement.

Economic effect: the execution of indemnity agreements may cause additional expenses by the Company.

Paragraph 1 - The General Shareholders’ Meeting may only resolve on the agenda described in the respective call notice. General matters resolutions are not permitted.	No ammendment
Paragraph 2 - The resolutions of the Shareholders’ Meeting shall be taken by majority vote, except for those that require a special quorum, with the vote of each shareholder being proportional to its stake in the Company’s capital.	Paragraph 2 - The resolutions of the Shareholders’ Meeting shall be taken by majority vote, except for those that require a special quorum, with the vote of each shareholder being proportional to its stake in the Company’s capital, subject to the voting rights restriction of 10% (ten percent) of the voting capital stock of the company in the exercise of voting rights by each shareholder or group of shareholders, provided for in arts. 8 and 9 of these Articles of Association.	Text modification related to the Offer.
No corresponding provision	Paragraph 3 – For the purpose of calculation of the number votes required to pass a resolution, the limitation to the voting rights set forth in §2 of this article shall be taken into account.	Text modification related to the Offer.
Paragraph 3 - The resolutions of the Shareholders’ Meeting shall be recorded in the minutes book, and may be taken in summary form.	Paragraph ~~3~~4 - The resolutions of the Shareholders’ Meeting shall be recorded in the minutes book, and may be taken in summary form.	Paragraph renumbered.
Paragraph 4 - The voting justifications may be recorded, if so willed by the shareholder or its representative.	Paragraph ~~4~~5 - The voting justifications may be recorded, if so willed by the shareholder or its representative.	Paragraph renumbered.
Paragraph 5 - Abstentions shall be included in the minutes and in the meeting press release.	Paragraph ~~5~~6 - Abstentions shall be included in the minutes and in the meeting press release.	Paragraph renumbered.
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CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 6 - The General Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors, or by a deputy appointed by the said body, who shall also appoint the secretary.	Paragraph ~~6~~7 - The General Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors, or by a deputy appointed by the said body, who shall also appoint the secretary.	Paragraph renumbered.
Article 18 - The meeting call notice shall set out conditions for the attendance of shareholders in the General Shareholders’ Meeting in compliance with the requirements established by law for such purpose.	Article ~~18~~21 - The meeting call notice shall set out conditions for the attendance of shareholders in the General Shareholders’ Meeting in compliance with the requirements established by law for such purpose.	Article renumbered.
Article 19 - The shareholder may be represented by an attorney-in-fact at the General Shareholders’ Meetings, pursuant to Article 126, Paragraph 1 of Law 6,404, of 1976.	Article ~~19~~22 - The shareholder may be represented by an attorney-in-fact at the General Shareholders’ Meetings, pursuant to Article 126, Paragraph 1 of Law 6,404, of 1976.	Article renumbered.
Paragraph 1 - The documents proving the identity of shareholders and their representatives should be delivered at Eletrobras’ offices, according to the call notice.	No ammendment
Paragraph 2 - The shareholders who attend the meeting shall comply with the requirements in the call notice.	No ammendment
Paragraph 3º- The signature certification of the power of attorney granted by shareholders not residing in Brazil and by holders of Brazilian Depositary Receipts (BDR) shall not be compulsory, and the power of attorney shall be filed at the registered office of Eletrobras seventy-two hours in advance of the day on which the Shareholders’ Meeting shall occur.	No ammendment
Paragraph 4 - The representation of the Federal Government at Eletrobras’ Shareholders’ Meetings shall comply with specific federal laws.	~~Paragraph 4 - The representation of the Federal Government at Eletrobras’ Shareholders’ Meetings shall comply with specific federal laws.~~	Adjusments to exclude provisions related to govenment-owned companies.
Paragraph 5 - Eletrobras shall facilitate participation and remote voting according to the Instruction of the Brazilian Securities and Exchange Commission - CVM.	Paragraph ~~5~~4 - Eletrobras shall facilitate participation and remote voting according to the Instruction of the Brazilian Securities and Exchange Commission - CVM.	Paragraph renumbered.
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CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
CHAPTER V Management	No ammendment
Article 20 - The Management of Eletrobras, under the terms of these Articles of Association and applicable laws, is under the responsibility of the Board of Directors and the Executive Board.	Article ~~20~~23 - The Management of Eletrobras, under the terms of these Articles of Association and applicable laws, is under the responsibility of the Board of Directors and the Executive Board.	Article renumbered.
Article 21 - Only Brazilian natural persons may take up positions in the Management of Eletrobras, Executive Board members shall reside in Brazil, and the management guarantee provided for in the applicable laws may be required for any managerial position.	Article ~~21~~24 - Only ~~Brazilian~~ natural persons, whether resident in Brazil or not, may take up positions in the Management of Eletrobras~~, Executive Board members shall reside in Brazil,~~  and the management guarantee ~~provided for in the applicable laws~~ may be required for any managerial position.	Article renumbered. Text modification related to the Offer.
Paragraph 1 - The minutes of a Shareholders’ Meeting or Board of Directors’ Meeting that respectively elects directors and officers for the Company shall state the qualification of each of the members elected and their term of office, and when the law requires certain requirements for investiture in a management position at Eletrobras, only the person that presents evidence of such requirements shall be elected and take office, and a certified copy thereof shall be filed at the Company’s principal place of business.	Sole Paragraph ~~1~~ - The minutes of a General Shareholders’ Meeting or Board of Directors’ Meeting that respectively elects directors and officers for the Company shall state the qualification of each of the members elected and their term of office, and when the law ~~requires~~, these Articles of Association and Eletrobras’ policies and rules require certain requirements for investiture in a management position at Eletrobras, only the person that presents evidence of such requirements shall be elected and take office, and a certified copy thereof shall be filed at the Company’s principal place of business.	Paragraph renumbered. Text adjustment.
Paragraph 2 - The requirements shall be evidenced by documents, using for such purpose any information stated in the standard form approved by the Secretariat of Coordination and Governance of State-Owned Companies.	~~Paragraph 2 - The requirements shall be evidenced by documents, using for such purpose any information stated in the standard form approved by the Secretariat of Coordination and Governance of State-Owned Companies.~~	Adjusments to exclude provisions related to govenment-owned companies.
Article 22- The appointment to a management position at Eletrobras shall comply with the requirements set out in applicable laws, as well as those provided for in internal regulations established by Eletrobras.	Article ~~22~~25- The appointment to a management position at Eletrobras shall comply with the requirements set out ~~in applicable laws~~by law, as well as those provided for in internal regulations established by Eletrobras.	Article renumbered. Text adjustment.
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CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 1 - Whenever the internal regulations established by Eletrobras impose additional requirements to provided for in the applicable laws for Eletrobras’ Directors, such requirements shall be submitted to the Shareholders’ Meeting for deliberation of the shareholders.	Sole Paragraph ~~1~~ - Whenever the internal regulations established by Eletrobras impose additional requirements to provided for in the applicable laws for Eletrobras’ Directors, such requirements shall be submitted to the Shareholders’ Meeting for deliberation of the shareholders.	Paragraph renumbered.
Paragraph 2 - In addition to the requirements to the appointments referred to in the heading of this article, the person appointed for the position of officer, including the Chairperson, shall have:	~~Paragraph 2 - In addition to the requirements to the appointments referred to in the heading of this article, the person appointed for the position of officer, including the Chairperson, shall have:~~	Adjusments to exclude provisions related to govenment-owned companies.
I - professional experience of at least 5 (five) years in position or function directly connected to the core attributes of the Board position.	~~I - professional experience of at least 5 (five) years in position or function directly connected to the core attributes of the Board position.~~	Adjusments to exclude provisions related to govenment-owned companies.
Article 23 - The director is not allowed to resolve on issues that conflict with their interests or concerning third parties under their influence, pursuant to Article 156 of Law No. 6,404, of 1976.	Article ~~23~~26 - The director is not allowed to resolve on issues that conflict with their interests or concerning third parties under their influence, pursuant to Article 156 of Law No. 6,404, of 1976.	Article renumbered.
Paragraph 1 - The director or committee member who has a conflict of interest with the subject under discussion shall previously state their conflict of interest, withdrawing from the meeting and refraining from discussing the subject, and such abstention shall be recorded in the minutes.	No ammendment
Paragraph 2 - Any director or committee member may report the conflict of a peer, if aware of it, and the collegial body shall deliberate on the conflict in accordance with its rules and applicable laws.	No ammendment
Article 24- Directors, officers and members of committees under the Articles of Association shall be invested in their positions upon signing a specific term of investiture within 30 days at the latest after the election or appointment date, which shall be provided by the Company, establishing their compliance with the Eletrobras Companies’ Code of Ethical Conduct and Integrity, as well as other internal rules issued by the Company.	Article ~~24~~27- Directors, officers and members of committees under the Articles of Association shall be invested in their positions upon signing a specific term of investiture within 30 (thirty) days at the latest after the election or appointment date, which shall be provided by the Company, establishing their compliance with the Eletrobras Companies’ Code of Ethical Conduct and Integrity, as well as other internal rules issued by the Company.	Article renumbered. Text correction.
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CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 1 - If the term is not signed in the thirty days following the appointment, it will become ineffective, unless otherwise accepted by the corporate governance body for which the appointee was elected.	Paragraph 1 - If the term is not signed in the 30 (thirty) days following the appointment, it will become ineffective, unless otherwise accepted by the corporate governance body for which the appointee was elected.	Text correction.
Paragraph 2 - Under penalty of nullity, the term of investiture shall provide for at least one domicile address in which the director or external member of committee under the Articles of Association shall receive service of process and subpoenas in administrative and judicial procedures pertaining to acts of their management and/or attributions, which shall be considered served by delivery to the address indicated, provided that such address may only be changed by means of written communication to Eletrobras.	No ammendment
Paragraph 3 - The investiture of the members of the Board of Directors and Executive Board is conditioned to the prior signature of the Managers’ Statement of Consent, pursuant to the provisions of the Level 1 Regulation, as well as provided for with applicable legal requirements.	No ammendment
Article 25 - Before exercising their duties, each member of the management bodies shall submit to the Company, that will ensure legal secrecy, an authorization to access DIRPF (Annual Individual Income Tax Adjustment Statements), and any amendments, which will be submitted to RFB (the Brazilian Federal Revenue Service), using the form provided by the Federal Accounting Court.	~~Article 25 - Before exercising their duties, each member of the management bodies shall submit to the Company, that will ensure legal secrecy, an authorization to access DIRPF (Annual Individual Income Tax Adjustment Statements), and any amendments, which will be submitted to RFB (the Brazilian Federal Revenue Service), using the form provided by the Federal Accounting Court.~~	Adjusments to exclude provisions related to govenment-owned companies.
Sole Paragraph - The officers shall also annually, as the case may be, submit a DCI (Confidential Information Statement) to CEP/PR (the Public Ethics Committee of the Presidency of the Republic), pursuant to Law No. 6,728/1979 and Article 9, Item I of Law No. 12,813/2013.	~~Sole Paragraph - The officers shall also annually, as the case may be, submit a DCI (Confidential Information Statement) to CEP/PR (the Public Ethics Committee of the Presidency of the Republic), pursuant to Law No. 6,728/1979 and Article 9, Item I of Law No. 12,813/2013.~~	Adjusments to exclude provisions related to govenment-owned companies.
78

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Article 26 - The term of office of the members of the Board of Directors and Executive Board shall be extended until the investiture of the new members takes place.	Article ~~26~~28 - The term of office of the members of the Board of Directors and Executive Board shall be extended until the investiture of the new members takes place.	Article renumbered.
Paragraph 1 - The terms set forth in the heading of Articles 32 and 43 shall include the previous terms of office taken place less than 2 (two) prior.	Paragraph 1 - The terms set forth in the heading of ~~Articles~~arts 32 and 43 shall include the previous terms of office taken place less than 2 (two) prior.	Text adjustment.
Paragraph 2 - Once the maximum terms of office set forth in the heading of Articles 32 and 43 have been reached, the reappointment of the member of the Board of Directors or Board or Executive Officers may only take place after one term of office has elapsed.	Paragraph 2 - Once the maximum terms of office set forth in the heading of ~~Articles~~arts. 32 and 43 have been reached, the reappointment of the member of the Board of Directors or Board or Executive Officers may only take place after one term of office has elapsed.	Text adjustment.
Paragraph 3 - For the purposes of the heading of Article 43, the reappointment of an officer to serve on another position in Eletrobras’ Executive Board shall not be taken into consideration.	Paragraph 3 - For the purposes of the heading of ~~Article~~art. 43, the reappointment of an officer to serve on another position in Eletrobras’ Executive Board shall not be taken into consideration.	Text adjustment.
Article 27- Appointed directors are expected to participate in the investiture and in specific annual training on sessions the activities of their respective governance bodies and on subjects pertaining to Eletrobras’ business and activities, including the mandatory subjects set forth in relevant laws.	~~Article 27- Appointed directors are expected to participate in the investiture and in specific annual training on sessions the activities of their respective governance bodies and on subjects pertaining to Eletrobras’ business and activities, including the mandatory subjects set forth in relevant laws.~~	Adjusments to exclude provisions related to govenment-owned companies.
Sole Paragraph - The manager who fails to participate in any annual training provided by the Company in the last two years may not be reappointed.	~~Sole Paragraph - The manager who fails to participate in any annual training provided by the Company in the last two years may not be reappointed.~~	Adjusments to exclude provisions related to govenment-owned companies.
Article 28 - The Board of Directors and the Executive Board shall be convened if the majority of its members are present and shall approve resolutions, respectively, by the vote of the majority attending directors or officers, except for the events of higher quorum established in these Articles of Association and applicable laws.	Article ~~28~~29 - The Board of Directors and the Executive Board shall be convened if the majority of its members are present and shall approve resolutions, respectively, by the vote of the majority attending directors or officers, except for the events of higher quorum established in these Articles of Association and applicable laws.	Article renumbered.
79

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 1 - Minutes shall be drawn up for each meeting, which shall be clearly written and shall record the decisions taken, which may be drawn up in summary form, in addition to the attendees, dissenting votes and abstentions from voting, and signed by all members who attend physically, remotely or electronically.	No ammendment
Paragraph 2 - The Board of Directors shall ordinarily meet once a month, and the Executive Board shall meet at least four times a month, pursuant to the respective Internal Regulations.	No ammendment
Paragraph 3- Generally the meetings of the Board of Directors and Executive Board shall be held in person, and virtual or teleconference meetings shall be permitted on an extraordinary basis.	No ammendment
Paragraph 4- The meetings’ agendas and material to support the decision-making process of the Executive Board and Board of Directors shall be distributed at least 3 and 7 calendar days in advance, respectively, except in cases duly justified by the Chairperson of the collegial board.	Paragraph 4- The meetings’ agendas and material to support the decision-making process of the Executive Board and Board of Directors shall be distributed at least 3 (three) and 7 (seven) calendar days in advance, respectively, except in cases duly justified by the Chairperson of the collegial board.	Text adjustment.
Paragraph 5 – The respective chairman, or the majority of the members of each governance body of the Eletrobras, may summon the meetings of the Board of Directors and the Executive Board on an extraordinary basis.	No ammendment
Paragraph 6 - In the deliberations of the Board of Directors and resolutions of the Executive Board, the respective Chairmen shall have, in addition to a personal vote, the right to the tiebreaker vote.	No ammendment
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CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 7 - The meetings of Eletrobras’ management bodies and their advisory committees may take place in physical, remote, hybrid or exclusively digital/electronic forms, with due recording of the attendance of any member who participates in the meeting in any of the ways set forth in the Articles of Association of the respective collective bodies.	No ammendment
Paragraph 8 - In the event of a non-unanimous decision, the justification for the dissenting vote shall be recorded at the discretion of the dissenting member, provided that the dissenting officer or director who records the dissent in the minutes of the meeting or, if this is not possible, gives immediate written notice thereof to the Board of Directors or Executive Board, shall be exempted from liability.	No ammendment
Article 29 - The members of the Board of Directors and of the Executive Board shall be liable under the terms of applicable laws, individually and severally, for the acts carried out and losses arising out of the Company.	Article ~~29~~30 - The members of the Board of Directors and of the Executive Board shall be liable under the terms of applicable laws, individually and severally, for the acts carried out and losses arising thereof for the Company.	Article renumbered.
Paragraph 1 - Eletrobras shall provide the members and former members of the Executive Board, the Board of Directors and the Audit Committee with defense in judicial and administrative proceedings against them for the performance of acts in the exercise of their position or function, as long as there is no incompatibility with Company interests.	No ammendment
Paragraph 2 - The benefit provided for in the first paragraph of this article applies:	Paragraph 2 - The benefit provided for in the ~~first paragraph~~§1 of this article applies:	Text adjustment.
I - to holders and former holders of afore-mentioned positions;	I - to holders and former holders of afore-mentioned positions; and	Text adjustment.
II - to other employees and former employees regularly vested with powers by delegation of the managers; and	II - to other employees and former employees regularly vested with powers by delegation of the managers~~; and~~.	Text adjustment.
Paragraph 3 - The form of the referred benefit shall be defined by the Board of Directors after hearing Eletrobras’ legal department.	No ammendment
81

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 4 - Eletrobras may maintain in the form and extent defined by the Board of Directors, complying with the provision of paragraph 1 as appropriate, a permanent insurance contract in favor of the aforementioned persons to protect them from liability for acts or facts that may be the object of judicial or administrative claim.	Paragraph 4 - Eletrobras may maintain in the form and extent defined by the Board of Directors, complying with the provision of ~~paragraph~~ §1 as appropriate, a permanent insurance contract in favor of the aforementioned persons to protect them from liability for acts or facts that may be the object of judicial or administrative claim.	Text adjustment.
Paragraph 5 - Should any of said persons be found guilty, with a final and unappealable court order, based on a violation of the law or the Company’s Articles of Association or due to a negligent or intentional act, they shall reimburse Eletrobras for all costs and expenses resulting from the defense mentioned in Paragraphs 1 and 2, in addition to any harm to the Company’s image.	Paragraph 5 - Should any of said persons be found guilty, with a final and unappealable court order, based on a violation of the law or the Company’s Articles of Association or due to a negligent or intentional act, they shall reimburse Eletrobras for all costs and expenses resulting from the defense mentioned in ~~Paragraphs~~ §§1 and 2, in addition to any harm to the Company’s image.	Text adjustment.
Paragraph 6 - Current and former Directors and Fiscal Councilors shall be entitled to have access to information and documents included in the Company’s files or database, which are essential for administrative or judicial defense in suits filed by third parties, relating to acts carried out during their terms of office.	No ammendment
Paragraph 7 - In the event of the previous paragraph, former managers and former directors shall only have access to information and documents classified by the Company as confidential after execution of a non-disclosure agreement provided by the Company.	No ammendment
Article 30 - Eletrobras managers who create compensation advantages without legal provision or in disagreement with the provisions of employment contracts, job and salary plan, collective bargaining or with the current laws, will be accountable for losses caused to the Company based on the heading of article 29 of these Articles of Association.	~~Article 30 - Eletrobras managers who create compensation advantages without legal provision or in disagreement with the provisions of employment contracts, job and salary plan, collective bargaining or with the current laws, will be accountable for losses caused to the Company based on the heading of article 29 of these Articles of Association.~~	Adjusments to exclude provisions related to govenment-owned companies.
82

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Article 31 - Eletrobras’ employees and managers shall abide by the maximum limit of 2 (two) paid participations in Boards of Directors of Eletrobras’ subsidiaries, as well as other directly or indirectly invested companies, whether state-owned or private.	No ammendment
Paragraph 1 - The candidate appointed to be part of Eletrobras’ Board of Directors is expected to report to the Company any other activities and positions, boards and committees in which they participate, especially the positions of board chairperson, so that the General Shareholders’ Meeting is able to evaluate their availability of time to exercise the position of director at Eletrobras.	Paragraph 1 - The candidate appointed to be part of Eletrobras’ Board of Directors is expected to report to the Company any other activities and positions, boards and committees in which they participate, especially the positions of board of directors chairperson, so that the General Shareholders’ Meeting is able to evaluate their availability of time to exercise the position of director at Eletrobras.	Text adjustment.
Paragraph 2 - The combination of positions in boards cannot jeopardize the regular exercise of the fiduciary duties of director in the companies in which they are appointed as an Executive Board or Board of Directors member.	No ammendment
Paragraph 3 - The director is expected to have flawless reputation, and any person who has or may have any form of conflict of interest with the federal government or with the Company itself cannot be appointed.	Paragraph 3 - The director is expected to have flawless reputation, and any person who has or may have any form of conflict of interest with the ~~federal government or with the~~ Company itself cannot be appointed.	Adjusments to exclude provisions related to govenment-owned companies.
CHAPTER VI Board of Directors	No ammendment
Article 32 - The Board of Directors shall consist of 11 (eleven) members elected by Shareholders’ Meeting, with a unified management term of 02 (two) years. A maximum of 03 (three) reappointments shall be permitted. The Board of Directors shall therefore be comprised as follows:	Article 32 - The Board of Directors shall consist of 11 (eleven) members elected by Shareholders’ Meeting, with a unified management term of 02 (two) years. A maximum of 03 (three) reappointments shall be permitted. The Board of Directors shall therefore ~~be comprised as follows~~include:	Text adjustment.
I - seven directors appointed by the State Minister of Mines and Energy, two of which shall meet the conditions set forth in Article 22 of Law No. 13303/2016 and Article 36 of Decree No. 8945/2016;	~~I - seven directors appointed by the State Minister of Mines and Energy, two of which shall meet the conditions set forth in Article 22 of Law No. 13303/2016 and Article 36 of Decree No. 8945/2016;~~	Adjusments to exclude provisions related to govenment-owned companies.
II - a director appointed by the State Minister of Economy, in accordance with the applicable laws;	~~II - a director appointed by the State Minister of Economy, in accordance with the applicable laws;~~	Adjusments to exclude provisions related to govenment-owned companies.
83

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
III - one director elected by a separate vote at the General Shareholders’ Meeting of minority holders of common shares issued by Eletrobras. The candidate shall meet the requirements set forth in Law No. 13,303/2016;	~~III - um conselheiro eleito, em votação em separado na Assembleia Geral, pelos acionistas minoritários titulares de ações ordinárias, de emissão da Eletrobras, devendo o candidato atender aos requisitos da Lei nº 13.303/2016;~~	Adjusments to exclude provisions related to govenment-owned companies.
IV - one director elected by a separate vote at the General Shareholders’ Meeting, excluding the controlling shareholder, by the holders of preferred shares issued by Eletrobras, representing at least ten percent of the capital stock, excluding the shares held by the controlling shareholder and entities under its control for the purposes of this calculation. The candidate shall meet the requirements set forth in Law No. 13303/2016; and	I~~V~~ - one director elected by a separate vote at the General Shareholders’ Meeting, ~~excluding the controlling shareholder,~~ by the holders of the majority of the preferred shares issued by Eletrobras~~, representing at least ten percent of the capital stock, excluding the shares held by the controlling shareholder and entities under its control for the purposes of this calculation~~. The candidate shall meet the investiture requirements ~~set forth in Law No. 13303/2016~~; and	Item renumbered. Adjusments to exclude provisions related to govenment-owned companies. Reduction of the capital stock percentage required to appoint a director.
V – one director elected as an employee representative, chosen by the direct vote of their peers among the active employees and by an election organized by the Company together with the trade union entities that represent them, pursuant to applicable laws.	~~VII – one director elected as an employee representative, chosen by the direct vote of their peers among the active employees and by an election organized by the Company together with the trade union entities that represent them, pursuant to applicable lawsprovided such candidate must fulfill the investiture requirements.~~	Item renumbered. Text adjustment.
Paragraph 1 - Only the preferred shareholders that prove the uninterrupted ownership of their shares during a period of at least three months immediately prior to the General Shareholders’ Meeting may exercise the right set forth in Item IV above.	Paragraph 1 - Only the preferred shareholders that prove the uninterrupted ownership of their shares during a period of at least three months immediately prior to the General Shareholders’ Meeting may exercise the right set forth in Item ~~IV~~I above.	Item reference adjustment. Text correction (in the Portuguese version only).
84

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 2- The Board of Directors shall be comprised of at least 30% (thirty per cent) of independent members, respecting the stricter criterion of independence, in cases of discrepancy between the rules of Law 13,303, of June 30, 2016, and the Regulations of the Outstanding Program on Governance of State-Controlled Companies of Brasil, Bolsa, Balcão S.A. (B3).	Paragraph 2- The Board of Directors shall be comprised of at least ~~30% (thirty per cent) of~~3 (three) independent members~~, respecting the stricter criterion of independence, in cases of discrepancy between the rules of Law 13,303, of June 30, 2016, and the Regulations of the Outstanding Program on Governance of State-Controlled Companies~~. For the purposes of this paragraph, the independent board member requirements of the listing segment “Novo Mercado” of Brasil, Bolsa, Balcão S.A. (B3) shall apply.	Adjusments to exclude provisions related to govenment-owned companies. Text correction.
Paragraph 3 - The People, Eligibility, Succession and Compensation Committee shall review the qualification of those appointed to be independent directors by reviewing the self-declaration forms submitted and other documents.	No ammendment
Paragraph 4 - The Ministry of Mines and Energy shall appoint the independent members of the Board of Directors referred to in Paragraph 2 of this Article, in case the other shareholders fail to do so.	~~Paragraph 4 - The Ministry of Mines and Energy shall appoint the independent members of the Board of Directors referred to in Paragraph 2 of this Article, in case the other shareholders fail to do so.~~	Adjusments to exclude provisions related to govenment-owned companies.
Paragraph 5 - The Board of Directors shall elect its Chairperson and deputy at the first meeting after the election of its members, and the Chairperson shall be one of the members appointed by the State Minister of Mines and Energy - MME.	Paragraph ~~5~~4 - The Board of Directors shall elect its Chairperson and deputy at the first meeting ~~after~~, within 30 (thirty) days from the election of its members~~, and the Chairperson shall be one of the members appointed by the State Minister of Mines and Energy - MME~~.	Paragraph renumbered. Adjusments to exclude provisions related to govenment-owned companies.
Article 33 - The Board of Directors is the Company’s strategic and collegiate decision-making body, which is expected to perform its duties considering the Company’s longterm interests, the impacts arising from its activities on the society at large and the environment, as well as the fiduciary duties of its members, in compliance with the provisions of Law No. 13,303/2016.	Article 33 - The Board of Directors is the Company’s strategic and collegiate decision-making body, which is expected to perform its duties considering the Company’s long-term interests, the impacts arising from its activities on the society at large and the environment, as well as the fiduciary duties of its members~~, in compliance with the provisions of Law No. 13,303/2016~~.	Adjusments to exclude provisions related to govenment-owned companies.
Paragraph 1 - The Board of Directors shall set core management guidelines by initiative of its members, or to propose them for appraisal and deliberation by the Executive Board, as well as high-level control of Eletrobras and its subsidiaries, in order to supervise the fulfillment of the guidelines issued, support the execution of approved programs and review of the results achieved.	No ammendment
85

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 2 - The Board of Directors shall meet at least once a year without the attendance of the Chairperson of the Company.	No ammendment
Paragraph 3 - The Board of Directors shall meet at least twice a year with attendance of external auditors.	No ammendment
Article 34 - The monthly compensation of the members of the Board of Directors, set at a Shareholders’ Meeting, shall not exceed ten percent of the average monthly compensation of the officers, excluding the amounts owing to vacation premium and benefits. Payment of any sort of compensation not approved by the Shareholders’ Meeting, as well as any kind of profit sharing is forbidden.	Article 34 – ~~The monthly~~Subject to the global compensation ~~of the members of~~limit approved by the General Shareholders’ Meeting, the Board of Directors~~, set at a Shareholders’ Meeting, shall not exceed ten percent of the average~~ shall determine the monthly compensation of ~~the officers, excluding the amounts owing to vacation premium and benefits. Payment of any sort of compensation not approved by the Shareholders’ Meeting, as well as any kind of profit sharing is forbidden~~its members, the advisory committees and the Executive Board members, in view of their attributions, working hours and periods, powers, professional reputation and the market value of their services.	Change of the procedure of determination of the compensation of managers.
Sole Paragraph - The members of the Board of Directors shall be reimbursed for their expenses with meals, transportation, and accommodation, whenever they reside outside the city where the meeting is held and, only for transportation and meals, when residing in the city.	~~Sole Paragraph 1 - The members of the Board of Directors shall be reimbursed for their expenses with meals, transportation, and accommodation, whenever they reside outside the city where the meeting is held and, only for transportation and meals, when residing in the city.~~	Paragraph renumbered.
No corresponding provision	Paragraph 2 – The compensation of the members of the Board of Directors and the members of its committees shall not include the participation, of any type, in the profits of the Company.	Change of the procedure of determination of the compensation of managers.
Article 35 - In addition to the cases provided for by the law, a position shall be vacated when the member of the Board of Directors fails to attend two consecutive meetings or three inconsecutive meetings, out of the previous 12 (twelve) meetings without justification.	No ammendment
86

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Article 36 - In the exercise of its duties, the Board of Directors is also responsible, without limitation to the powers set forth in applicable laws, for:	No ammendment
I - authorizing the incorporation and defining the organization of its subsidiaries;	No ammendment
II - deciding on the acquisition of minority interest in a Company and on the disposal of Eletrobras’ shareholding in said companies;	No ammendment
III - recommending corporate restructuring operations in its subsidiaries, without limitation to the legal authority of the shareholders’ meetings of the respective companies to approve such operations;	No ammendment
IV - from time to time, assessing the strategic, operational, and financial alignment of the Company’s shareholdings to its corporate purpose;	No ammendment
V – deciding on the association referred to in Paragraph 1 of Article 3 of these Articles of Association;	No ammendment
VI – deciding on the shareholders' agreements to be executed by Eletrobras or its subsidiaries, prior to its execution, in compliance with applicable laws;	No ammendment
VII - establishing the loans and financing policy, provided that grating loans and financing to managers, members of the Fiscal Council, employees and controlling shareholder shall be forbidden;	No ammendment
VIII - issuing opinions on acts and approving contracts in compliance with the internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, given that such efforts or contracts include, without limitation, the grant of funding to public electricity utilities under its control and obtaining loans in Brazil or abroad;	No ammendment
87

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
IX – approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the provision of collaterals for loans or financing taken in Brazil or abroad, of companies, whether subsidiaries or not, in which it holds interest;	No ammendment
X – approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the arrangement of loans or funding in Brazil or abroad by its subsidiaries;	No ammendment
XI - deciding on the organization of technical and scientific research entities which are commercially relevant to Eletrobras, pertaining to the energy industry, as well as approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the granting of funding and provision of collaterals for those entities under its control;	No ammendment
XII - ordering the allocation and reallocation of tasks for Executive Board’s members, and approving the related adjustments to Eletrobras’ Organization Manual, in compliance with the allocation of attributions set forth in these Articles of Association;	No ammendment
XIII - proposing, to the General Shareholders’ Meeting, the capital increase, the issuance of shares, subscription warrants, and debentures of Eletrobras, except those debentures not convertible into shares, which shall be subject to resolution by the Board of Directors;	No ammendment
XIV - authorizing the acquisition of shares issued by Eletrobras for the purpose of cancellation or to remain in treasury and undergo subsequent sale, as well as resolve on the issuance of non-convertible securities and non-convertible debentures;	No ammendment
88

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
XV – decide on the trading of shares or debentures, except for the cases in which the General Shareholders’ Meeting shall deliberate on the matter;	No ammendment
XVI - authorize the disposal of items of the fixed assets, and the creation of encumbrances, and the granting of collaterals for third-party obligations, to the extent set by applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies;	No ammendment
XVII - deciding on making and accepting donations with or without charges, subject to the provisions of the Corporate Integrity Program of Eletrobras companies and the Code of Ethical Conduct and Integrity of Eletrobras Companies, also in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras companies;	No ammendment
XVIII - electing and removing members of the Company’s Executive Board, including the Chairperson, establishing their duties and formally allocating the responsibility for the Compliance and Risk Management departments to its members.	No ammendment
XIX - examining, at any time, the books and records of Eletrobras, and request information on contracts executed or about to be executed and on any other acts;	No ammendment
XX -implementing and supervising risk management, internal control, and compliance systems established to prevent and mitigate major risks to which Eletrobras and its subsidiaries are exposed to, including risks pertaining to the integrity of accounting and financial information, and those relating to corruption and fraud;	No ammendment
XXI – reviewing, at least on a quarterly basis, the balance sheet and other financial statements, without limitation to attributions of the Fiscal Council;	No ammendment
89

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
XXII - providing its opinion on the management reports, as well as the accounts of the Executive Board;	No ammendment
XXIII - approving the internal controls reports;	No ammendment
XXIV - electing and dismissing the independente auditors;	XXIV - electing and dismissing the ~~independente~~independent auditors;	Text correction.
XXV – deciding on the appointment, in compliance with the applicable internal rules on the selection, and on the dismissal of holders of positions in the Internal Audit and Ombudsman’s Office, after approval by the Board of Directors, and, in both cases, referring said deliberation to approval of the Office of the Federal Comptroller-General;	XXV – deciding on the appointment, in compliance with the applicable internal rules on the selection, and on the dismissal of holders of positions in the Internal Audit and Ombudsman’s Office, after approval by the Board of Directors~~, and, in both cases, referring said deliberation to approval of the Office of the Federal Comptroller-General~~;	Adjusments to exclude provisions related to govenment-owned companies.
XXVI - deciding on the tasks and operations of the departments connected to it;	No ammendment
XXVII - deciding on proposals of corrective measures or improvement of procedures and routines as a result of the review of the Ombudsman’s Office's opinion;	No ammendment
XXVIII - approving and maintaining an updated non-binding succession plan which concerns the members of the Board of Directors and Executive Board, provided that the preparation of such plan is coordinated by its Chairperson;	No ammendment
XXIX - setting the core guidelines for the administrative organization of Eletrobras;	No ammendment
XXX - appointing and approving appointments of managers for subsidiaries, invested companies, associations, and foundations, pursuant to Article 3, §§5, 6 and 7 of these Articles of Association;	No ammendment
90

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
XXXI – preparing, amending, and approving its Internal Regulations and those of its advisory committees in compliance with the rules on composition and responsibilities set forth in these Articles of Association and in applicable regulations;	No ammendment
XXXII - deciding on the distribution of interim dividends and on the payment of interest on its own capital, by initiative of the Executive Board, pursuant to Art. 47, Item XIII of these Articles of Association;	XXXII - deliberar sobre a declaração de dividendos intermediários e sobre o pagamento de juros sobre o capital próprio, por proposta da Diretoria Executiva, de acordo com o disposto no art. 4~~7~~8, inciso XIII, deste Estatuto;	Adjustment to the reference to an article.
XXXIII - granting leave of absence to the Company’s CEO, including paid leave;	No ammendment
XXXIV - establishing the amount of appointed functions of the senior management of Eletrobras and its subsidiaries, pursuant to item II, of art. 63 of these Articles of Association, as well as approving the Eletrobras Companies’ personnel regulation, collective bargaining agreements, employee’s profit sharing program, staff and compensation plan, appointment plan, employee benefits, and employee dismissal program;	XXXIV - ~~establishing the amount of appointed functions of the senior management of Eletrobras and its subsidiaries, pursuant to item II, of art. 63 of these Articles of Association, as well as~~ approving the Eletrobras Companies’ personnel regulation, collective bargaining agreements, employee’s profit sharing program, staff and compensation plan, appointment plan, employee benefits, and employee dismissal program;	Adjusments to exclude provisions related to govenment-owned companies.
XXXV – approving the maximum number of personnel civil service exams of Eletrobras and its subsidiaries;	XXXV – approving the maximum number of and hiring of personnel ~~civil service exams of~~by Eletrobras and its subsidiaries;	Adjusments to exclude provisions related to govenment-owned companies.
XXXVI - approving the Strategic Plan and the Business and Management Steering Plan, as well as the amendments thereto;	XXXVI - approving the Strategic Plan and the Business and Management Steering Plan, including the trade and growth strategy and the expansion of investment, as well as the amendments thereto;	Clarifications on subjects addressed in the Strategic Plan and the Business and Management Steering Plan.
XXXVII – approving the annual budget of Eletrobras and of its subsidiaries, which shall be prepared in accordance with the Strategic Plan and the Business and Management Steering Plan, and the Business and Management Plan of each Company;	No ammendment
91

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
XXXVIII -approving the Business Performance Goals Contracts – CMDE, by means of which the subsidiaries of the Eletrobras System agree to meet the strategic guidelines provided for therein in order to fulfill the goals and results established by the parent Company, as well as the policy of consequences applied to Eletrobras and its subsidiaries, and thus following its actual compliance;	No ammendment
XXXIX - approving policies and guidelines on transactions and execution of electricity sales agreements of Eletrobras and its subsidiaries, as well as their positioning in lawsuits relating to the Electricity market, subject to the provisions under Item VIII of this Article;	No ammendment
XL – approving the investment projects of Eletrobras and its subsidiaries, to the extent set by the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras companies;	No ammendment
XLI - approving the transactions policy, in accordance with the requirements of competitiveness, compliance, transparency, fairness and equity, which shall be reviewed at least annually;	No ammendment
XLII - conducting individual and collective evaluation of administrators and members of Committees under the terms of the law in force;	XLII - conducting individual and collective evaluation of administrators and members of ~~Committees~~committees under the terms of the law in force;	Text correction.
XLIII – deciding on the creation, operation and termination of commissions and committees for advisory of the Board of Directors, in order to deepen strategic assessments and ensuring that the decision made by the collegial body is technically well-founded, as well as electing and removing their members, in compliance with applicable laws;	No ammendment
92

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
XLIV – approving the internal regulations to govern the appointments for positions in governance bodies of Eletrobras companies, which shall provide for the minimum requirements for appointing members of the Board of Directors, Fiscal Council, and Executive Board, in the companies in which Eletrobras and its subsidiaries hold stock, as well as those of foundations, associations, and pension funds;	No ammendment
XLV - establishing Eletrobras’ information disclosure policy;	No ammendment
XLVI - approving and supervising the fulfillment of goals and specific results to be accomplished by members of the Executive Board;	No ammendment
XLVII - annually reviewing the fulfillment of goals and results pertaining to the execution of the Business and Management Steering and Strategic Plan on a long-term scope, under penalty of holding the members liable for negligence, provided that it shall publish the conclusions of such review and report them to the National Congress and the Federal Audit Court, pursuant to applicable laws;	XLVII - annually reviewing the fulfillment of goals and results pertaining to the execution of the Business and Management Steering and Strategic Plan on a long-term scope~~, under penalty of holding the members liable for negligence, provided that it shall publish the conclusions of such review and report them to the National Congress and the Federal Audit Court, pursuant to applicable laws~~;	Adjusments to exclude provisions related to govenment-owned companies.
XLVIII - discussing, approving, and monitoring decisions that concern corporate governance practices, relationship with stakeholders, people management policy, and code of conduct of agents within Eletrobras, as well as the respective guidelines for its subsidiaries;	No ammendment
XLIX – approving the internal regulations to govern the approving authority levels within Eletrobras companies, in addition to establishing the matters and values for its decision-making authority level, and that of the Executive Board;	No ammendment
L – providing opinions on issues to be referred for decision of the shareholders, provided that the inclusion of the item “general matters” in the call notice shall not be permitted;	No ammendment
LI - approving the applicable internal regulations established by Eletrobras to govern the Compliance and Risk Management, dividend and equity interest policies, as well as other general policies of the Company;	No ammendment
93

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
LII – approving and issuing the Annual Letter explaining commitments to achieve public policy goals, pursuant to Law No. 13,303, dated June 30, 2016;	~~LII – approving and issuing the Annual Letter explaining commitments to achieve public policy goals, pursuant to Law No. 13,303, dated June 30, 2016;~~	Adjusments to exclude provisions related to govenment-owned companies.
LIII - approving the public bid regulation;	~~LIII - approving the public bid regulation;~~	Adjusments to exclude provisions related to govenment-owned companies.
LIV - approving the sponsorship of the healthcare and supplemental pension benefit plans, and the adhesion to a closed private pension fund, as well as monitoring compliance with the Eletrobras allocation threshold in the payment of such benefits;	~~LIVLII - approving the sponsorship of the healthcare and supplemental pension benefit plans, and the adhesion to a closed private pension fund, as well as monitoring compliance with the Eletrobras allocation threshold in the payment of such benefits;~~	Item renumbered.
LV - proposing the compensation of managers and members of other Company bodies established under these Articles of Association to the General Shareholders’ Meeting, as well as implementing and monitoring the compensation referred to in this item, including profit and income sharing, within the thresholds approved by the General Shareholders’ Meeting;	~~LVLIII - proposing the compensation of managers and members of other Company bodies established under these Articles of Association to the General Shareholders’ Meeting, as well as implementing and monitoring thedeciding on the individual compensation referred to in this item, includingand profit and income sharing, within the thresholds approved by the General Shareholders’ Meeting;~~	Item renumbered. Text adjustment.
LVI - approving PAINT – Annual Internal Audit Activity Plan, and the RAINT – Annual Internal Audit Activity Report, without the attendance of the Company’s CEO;	~~LVI~~LIV - approving PAINT – Annual Internal Audit Activity Plan, and the RAINT – Annual Internal Audit Activity Report, without the attendance of the Company’s CEO;	Item renumbered.
LVII - establishing a spokesperson policy aiming at eliminating the risk of conflicting information from several departments and from Company executives;	~~LVIILVI - establishing a spokesperson policy aiming at eliminating the risk of conflicting information from several departments and from Company executives;~~	Item renumbered.
LVIII - requesting periodic internal audits on the activities of the private supplementary pension fund that manages the Company’s benefit plan, as well as stating opining on the report submitted by the Executive Board resulting from the internal audit;	~~LVIII - requesting periodic internal audits on the activities of the private supplementary pension fund that manages the Company’s benefit plan, as well as stating opining on the report submitted by the Executive Board resulting from the internal audit;~~	Adjusments to exclude provisions related to govenment-owned companies.
94

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
LIX - evaluating the officers and members of the Company’s committees under these Articles of Association, pursuant to Item III of Article 13 of Law No. 13,303 dated June 30, 2016, with the methodological and procedural support of the People, Eligibility, Succession and Compensation Committee;	~~LIX - evaluating the officers and members of the Company’s committees under these Articles of Association, pursuant to Item III of Article 13 of Law No. 13,303 dated June 30, 2016, with the methodological and procedural support of the People, Eligibility, Succession and Compensation Committee;~~	Adjusments to exclude provisions related to govenment-owned companies.
LX – assessing, every 4 (four) years, the strategic, operational, and financial arrangement of the Company’s shareholdings with its corporate purpose, and, based on such assessment, recommend its maintenance, the total or partial transfer of its activities to another public administration structure, or divestment of the shares;	~~LXLXII – assessing, every 4 (four) years, periodically the strategic, operational, and financial arrangement of the Company’s shareholdings with its corporate purpose, and, based on such assessment, recommend its maintenance, the total or partial transfer of its activities to another public administration structure, or divestment of the shares;~~	Item renumbered. Adjusments to exclude provisions related to govenment-owned companies.
LXI – pinpointing the existence of assets which are not used by the Company’s, and assessing the need to maintain them;	~~LXI – pinpointing the existence of assets which are not used by the Company’s, and assessing the need to maintain them;~~	Adjusments to exclude provisions related to govenment-owned companies.
LXII - approving waivers, settlements, or arbitration commitments not specified in this Article, in compliance with the rules that govern the Company’s approval levels;	~~LXIILVIII - approving waivers, settlements, or arbitration commitments not specified in this Article, in compliance with the rules that govern the Company’s approval levels;~~	Item renumbered.
LXIII - calling the General Shareholders' Meeting, in the cases provided for in Law No. 6,404, of 1976, or whenever deemed convenient; and	~~LXIIILIX - calling the General Shareholders' Meeting, in the cases provided for in Law No. 6,404, of 1976, or whenever deemed convenient; and~~	Item renumbered.
LXIV - deciding on the cases not covered by these Articles of Association.	~~LXIVLX - deciding on the cases not covered by these Articles of Association.~~	Item renumbered.
Paragraph 1 - The number of senior management functions at Eletrobras and the maximum number of personnel approved by the Board of Directors pursuant to items XXXIV and XXXV of this article shall be submitted, in accordance with the law, to the approval of the Secretariat of Coordination and Governance of State-Owned Companies - SEST.	~~Paragraph 1 - The number of senior management functions at Eletrobras and the maximum number of personnel approved by the Board of Directors pursuant to items XXXIV and XXXV of this article shall be submitted, in accordance with the law, to the approval of the Secretariat of Coordination and Governance of State-Owned Companies - SEST.~~	Adjusments to exclude provisions related to govenment-owned companies.
Paragraph 2 - The disclosure obligation referred to in Item XLVII does not include information of strategic nature, the disclosure is clearly harmful to the interests of the Company.	~~Paragraph 2 - The disclosure obligation referred to in Item XLVII does not include information of strategic nature, the disclosure is clearly harmful to the interests of the Company.~~	Adjusments to exclude provisions related to govenment-owned companies.
95

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 3 - The minutes of the Board of Directors' meetings that contain a resolution intended to take effect before third parties will be filed with the Board of Trade and published.	Paragraph ~~3~~1 - The minutes of the Board of Directors' meetings that contain a resolution intended to take effect before third parties will be filed with the Board of Trade and published.	Item renumbered.
Paragraph 4 - Notwithstanding the assignments of duties established under the internal regulation, the Chairperson of the Board of Directors shall:	Paragraph ~~4~~2 - Notwithstanding the assignments of duties established under the internal regulation, the Chairperson of the Board of Directors shall:	Paragraph renumbered.
I – call and preside over the board's meetings in compliance with these Articles of Association and the internal regulation;	No ammendment
II – Liaise with the supervising ministry, and other representatives of the controlling shareholder, in order to clarify general business goals, as well as issues relating to the public interest to be pursued by the Company, in compliance with the provisions of Article 89 of Law No. 13,303/2016;	~~II – Liaise with the supervising ministry, and other representatives of the controlling shareholder, in order to clarify general business goals, as well as issues relating to the public interest to be pursued by the Company, in compliance with the provisions of Article 89 of Law No. 13,303/2016;~~	Adjusments to exclude provisions related to govenment-owned companies.
III – Establish channels and processes for liaison between shareholders and the Board of Directors, especially with regard to issues of governance, compensation, succession, and establishment of the Board of Directors, subject to the provisions of Article 89 of Law No. 13,303/2016;	~~III – Establish channels and processes for liaison between shareholders and the Board of Directors, especially with regard to issues of governance, compensation, succession, and establishment of the Board of Directors, subject to the provisions of Article 89 of Law No. 13,303/2016;~~	Adjusments to exclude provisions related to govenment-owned companies.
IV – coordinate works relating to the non-binding succession plan of the members of the Board of Directors and Executive Board, with the assistance of the People, Eligibility, Succession and Compensation Committee; and	~~IVII – coordinate works relating to the non-binding succession planplans of the members of the Board of Directors and Executive Board, with the assistance of the People, Eligibility, Succession and Compensation Committee; and~~	Item renumbered. Text correction.
V – propose appointments for the advisory committees, including external members, to the Board of Directors.	~~VIII – propose appointments for the advisory committees, including external members, to the Board of Directors.~~	Item renumbered.
96

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Article 37 - The Board of Directors shall, in each fiscal year, submit the management report and financial statements for the approval of the Annual General Shareholders’ Meeting, as well as the proposed distribution of dividends and surplus values, attaching its opinion and the opinion of the Audit Committee, pursuant to item XIII of art. 48, and the independent auditors’ certificate.	No ammendment
Article 38 - Should there be vacancy of the Chair of the Board of Directors’, their deputy, elected under the terms of Article 32, Paragraph 5 of these Articles of Association, shall include in the agenda of the Board subsequent election, a proposal for a new Chairperson and deputy.	Article 38 - Should there be vacancy of the Chair of the Board of Directors’, their deputy, elected under the terms of Article 32, Paragraph ~~5~~4 of these Articles of Association, shall include in the agenda of the Board subsequent election, a proposal for a new Chairperson and deputy.	Ajustment to the paragraph reference.
Article 39 - In case of vacancy of the position of director, the alternate will be appointed by the remaining directors and will serve until the first General Shareholders’ Meeting, in the form of art. 150 of Law 6,404, of 1976.	No ammendment
Paragraph 1 - For the Board of Directors to appoint members to the Board, under the terms of the heading, the People, Eligibility, Succession and Compensation Committee must verify the same eligibility requirements for the election to the General Shareholders' Meeting.	No ammendment
Paragraph 2 - The board member elected to replace the vacant position will complete the term of management of the replaced member.	No ammendment
Paragraph 3 - Should there be vacancy of most positions, a General Shareholders’ Meeting shall be called to carry out new elections.	No ammendment
Paragraph 4 - The role of Board Member is reserved for the elected member and does not allow a temporary replacement or alternate, including the employees' representative. In case of any absences or impediments of any Board member, the collegial body shall convene with the remaining members.	No ammendment
97

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Article 40 - The Board of Directors shall rely on the support of the Audit and Risk Committee, Strategy, Governance, and Sustainability Committee and the People, Eligibility, Succession and Compensation Committee.	No ammendment
Paragraph 1 - The rules of operation of the committees mentioned in the heading of this article shall be provided for in their respective internal regulations, pursuant to Law 13,303/2016 and other applicable laws.	Paragraph 1 - The rules of operation of the committees mentioned in the heading of this article shall be provided for in their respective internal regulations~~, pursuant to Law 13,303/2016 and other applicable laws~~.	Adjusments to exclude provisions related to govenment-owned companies.
Paragraph 2 - Without limitation to legal powers, Eletrobras’ Board of Directors may establish additional duties to the Audit and Risk Committee, and extend its scope and performance to Eletrobras subsidiaries.	Paragraph 2 - ~~Without limitation to legal powers,~~ Eletrobras’ Board of Directors may establish additional duties to the Audit and Risk Committee, and extend its scope and performance to Eletrobras subsidiaries.	Text correction.
Paragraph 3 - The Audit and Risk Committee, a permanent body, shall comprise at least 3 members and no more than 5 members, including external members, whose terms of office will not coincide and are independent from the term of office of the Board of Directors, and shall abide by the conditions imposed under domestic or foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act, and the rules issued by SEC (Securities and Exchange Commission) and NYSE (New York Stock Exchange).	Paragraph 3 - The Audit and Risk Committee~~,~~ shall be a permanent body~~,~~ and shall comprise at least 3 (three) members and no more than 5 ~~members~~(five) independent members, according to the independency criteria applicable to the listing segment “Novo Mercado” of Brasil, Bolsa, Balcão S.A. (B3), including external members, whose terms of office will not coincide and are independent from the term of office of the Board of Directors, and shall abide by the conditions imposed under domestic or foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act, and the rules issued by SEC (Securities and Exchange Commission) and NYSE (New York Stock Exchange).	Clarification on independence criteria. Text correction.
Paragraph 4 - The compensation of the members of the Audit and Risks Committee shall be determined by the Shareholders’ Meeting and shall not be less than the compensation of the members of the audit committee.	Paragraph 4 - The compensation of the members of the Audit and Risks Committee shall be determined by the ~~Shareholders’ Meeting and shall not be less than the compensation of the members of the audit committee~~Board of Directors.	Modifiction of the rules applicable to the determination of the compensation of the Audit and Risks Committee.
Paragraph 5 - The Board of Directors’ members holding a seat in the Company’s Audit and Risk Committee should receive to the compensation of members of said committee.	~~Paragraph 5 - The Board of Directors’ members holding a seat in the Company’s Audit and Risk Committee should receive to the compensation of members of said committee.~~	Modifiction of the rules applicable to the determination of the compensation of the Audit and Risks Committee.
98

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 6 - The term of office of the Audit and Risk Committee members shall be 2 (two) years, which shall not coincide among its other members; and a single reelection is permitted.	Paragraph ~~6~~5 - The term of office of the Audit and Risk Committee members shall be 2 (two) years, which shall not coincide among its other members; and a single reelection is permitted.	Paragraph renumbered.
Paragraph 7 -Should there be vacancy in the Audit and Risk Committee, the Board of Directors shall elect its successor to start a new term of office.	Paragraph ~~7~~6 -Should there be vacancy in the Audit and Risk Committee, the Board of Directors shall elect its successor to start a new term of office.	Paragraph renumbered
Paragraph 8 - The position of member of the Audit and Risk Committee is reserved for the elected member and does not admit a temporary replacement. In the case of absences or impediments of any committee member, the collegial body meetings shall be convened with the remaining members, provided at least two members take part in the meeting.	Paragraph ~~8~~7 - The position of member of the Audit and Risk Committee is reserved for the elected member and does not admit a temporary replacement. In the case of absences or impediments of any committee member, the collegial body meetings shall be convened with the remaining members, provided at least two members take part in the meeting.	Paragraph renumbered
Paragraph 9 - At least one member of the Audit and Risk Committee shall participate in the Board of Directors’ meetings that deal with the interim financial statements, the hiring of independent auditor, and PAINT – the Annual Internal Audit Activity Plan.	Paragraph ~~9~~8 - At least one member of the Audit and Risk Committee shall participate in the Board of Directors’ meetings that deal with the interim financial statements, the hiring of independent auditor, and PAINT – the Annual Internal Audit Activity Plan.	Paragraph renumbered.
Paragraph 10 - The Audit and Risks Committee is governed, with respect to other matters and including its meetings and powers, by the provisions of Law No. 13303/2016 and its regulatory decree.	~~Paragraph 10 - The Audit and Risks Committee is governed, with respect to other matters and including its meetings and powers, by the provisions of Law No. 13303/2016 and its regulatory decree.~~	Adjusments to exclude provisions related to govenment-owned companies.
Paragraph 11 - Whenever there is a need to evaluate operations with the Federal Government, its departments, foundations or federal state-owned companies, provided that they are outside the Company’s normal business area, and that are within the approving authority level of the Board of Directors, the Audit and Risk Committee shall provide prior advice, issuing its opinion regarding the intended transaction.	~~Paragraph 11 - Whenever there is a need to evaluate operations with the Federal Government, its departments, foundations or federal state-owned companies, provided that they are outside the Company’s normal business area, and that are within the approving authority level of the Board of Directors, the Audit and Risk Committee shall provide prior advice, issuing its opinion regarding the intended transaction.~~	Adjusments to exclude provisions related to govenment-owned companies.
99

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 12 - The People, Eligibility, Succession and Compensation Committee is responsible for advising the shareholders and the Board of Directors in the appointment, assessment, succession, and compensation processes for managers, fiscal councilors, members of the Audit and Risk Committee, external members of the Strategy, Governance and Sustainability Committee, in addition to other duties assigned to it by the Board of Directors and established in its internal regulation.	Paragraph ~~12~~9 - The People, Eligibility, Succession and Compensation Committee is responsible for advising the shareholders and the Board of Directors in the appointment, assessment, succession, and compensation processes for managers, fiscal councilors, members of the Audit and Risk Committee, external members of the Strategy, Governance and Sustainability Committee, in addition to other duties assigned to it by the Board of Directors and established in its internal regulation.	Paragraph renumbered.
Paragraph 13 - Without limitation to the provisions in the previous paragraph and the other powers provided for in Decree No. 8945/2016, the People, Eligibility, Succession and Compensation Committee is responsible for:	Paragraph ~~13 - Without limitation to the provisions in the previous paragraph and the other powers provided for in Decree No. 8945/2016, the~~10 - The People, Eligibility, Succession and Compensation Committee is responsible for:	Paragraph renumbered. Adjusments to exclude provisions related to govenment-owned companies.
I – stating its view in order to help the Board of Directors’ members in appointing the officers and members of the Audit and Risk Committee;	No ammendment
II – assisting the Board of Directors in preparing and overseeing the succession plan for directors; and	No ammendment
III - assisting the Board of Directors in the review of proposals relating to personnel policy and in their supervision.	No ammendment
Paragraph 14 - The committee’s opinions shall be forwarded to the Board of Directors, which shall include, in the management’s proposal for the Shareholders’ Meeting that holds the election of members of the Board of Directors and Fiscal Board on the agenda, its opinion on the eligibility of the persons appointed to legal and regulatory requirements and preclusions, as well as those established under the Article of Incorporation, in the light of self-declaration and documents submitted by such person, and the committee’s statement.	Paragraph ~~14~~11 - The committee’s opinions shall be forwarded to the Board of Directors, which shall include, in the management’s proposal for the Shareholders’ Meeting that holds the election of members of the Board of Directors and Fiscal Board on the agenda, its opinion on the eligibility of the persons appointed to legal and regulatory requirements and preclusions, as well as those established under the Article of Incorporation, in the light of self-declaration and documents submitted by such person, and the committee’s statement.	Paragraph renumbered.
100

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 15 - The same procedure described in the previous paragraph shall be followed in the election of officers and members of the Audit and Risks Committee, and the view statement of the Board of Directors shall be included in the minutes of the meeting that includes the election of the members of these bodies on the agenda.	Paragraph ~~15~~12 - The same procedure described in the previous paragraph shall be followed in the election of officers and members of the Audit and Risks Committee, and the view statement of the Board of Directors shall be included in the minutes of the meeting that includes the election of the members of these bodies on the agenda.	Paragraph renumbered.
Paragraph 16 - The duties of the People, Eligibility, Succession and Compensation Committee may cover companies in which Eletrobras directly and indirectly holds interest, to the extent decided by the Eletrobras Board of Directors and provided for in its internal regulation.	Paragraph ~~16~~13 - The duties of the People, Eligibility, Succession and Compensation Committee may cover companies in which Eletrobras directly and indirectly holds interest, to the extent decided by the Eletrobras Board of Directors and provided for in its internal regulation.	Paragraph renumbered.
Paragraph 17 - The People, Eligibility, Succession and Compensation Committee shall consist of 3 to 5 members who participate in the Board of Directors, without additional compensation, and may also have external members with compensation set by the General Shareholders’ Meeting, and subject to the duties and responsibilities referred to in Article 165 of Law No. 6,404/1976, holding a term of office of 2 (two) years.	Paragraph ~~17~~14 - The People, Eligibility, Succession and Compensation Committee shall consist of 3 to 5 members who participate in the Board of Directors, without additional compensation, and may also have external members with compensation set by the General Shareholders’ Meeting, and subject to the duties and responsibilities referred to in Article 165 of Law No. 6,404~~/~~, of 1976, holding a term of office of 2 (two) years.	Paragraph renumbered. Text correction.
Paragraph 18 - The minutes of the meetings of the People, Eligibility, Succession and Compensation Committee that deal with the analysis of the eligibility of managers and/or fiscal councilors shall be published on the Company’s website, provided that such disclosure shall also be summarized, when other issues of a different nature and of a strategic nature for the Company are also addressed.	Paragraph ~~18~~15 - The minutes of the meetings of the People, Eligibility, Succession and Compensation Committee that deal with the analysis of the eligibility of managers and/or fiscal councilors shall be published on the Company’s website, provided that such disclosure shall also be summarized, when other issues of a different nature and of a strategic nature for the Company are also addressed.	Paragraph renumbered.
101

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 19- The restriction referred to in the previous paragraph shall not be imposed upon the control bodies, which shall have full and unrestricted access to the content of the minutes of the People, Eligibility and Succession Committee, pursuant to the transfer of confidentiality rules and the provisions under Law No. 13,709/2018 with respect to the handling of personal data.	Paragraph ~~19~~16- The restriction referred to in the previous paragraph shall not be imposed upon the control bodies, which shall have full and unrestricted access to the content of the minutes of the People, Eligibility and Succession Committee, pursuant to the transfer of confidentiality rules and the provisions under Law No. 13,709~~/~~, of 2018 with respect to the handling of personal data.	Paragraph renumbered. Text correction.
Paragraph 20- The Strategy, Governance and Sustainability Committee is responsible for advising the Board of Directors in the fulfillment of its responsibilities for guiding and leading the Company, including analyses and recommendations on the definition of strategic guidelines, sustainability practices, and corporate governance practices, in addition to other tasks assigned to it by the Board of Directors, and set forth in internal regulation.	Paragraph ~~20~~17- The Strategy, Governance and Sustainability Committee is responsible for advising the Board of Directors in the fulfillment of its responsibilities for guiding and leading the Company, including analyses and recommendations on the definition of strategic guidelines, sustainability practices, and corporate governance practices, in addition to other tasks assigned to it by the Board of Directors, and set forth in internal regulation.	Paragraph renumbered.
Paragraph 21 - The Strategy, Governance and Sustainability Committee shall consist of 3 to 5 members who are a part of the Board of Directors, without additional compensation, and may also have external members with compensation set by the Shareholders’ Meeting, and subject to the duties and responsibilities referred to in Article 165 of Law No. 6,404/1976, holding a term of office of 2 (two) years.	Paragraph ~~21~~18 - The Strategy, Governance and Sustainability Committee shall consist of 3 to 5 members who are a part of the Board of Directors, without additional compensation, and may also have external members with compensation set by the Shareholders’ Meeting, and subject to the duties and responsibilities referred to in Article 165 of Law No. 6,404~~/~~, of 1976, holding a term of office of 2 (two) years.	Paragraph renumbered. Text correction.
Article 41 - In addition to the committees referred to in the previous Article, the Board of Directors may create other committees to support their decision-making under the terms of Item XLIII of Article 36.	No ammendment
Sole Paragraph - The operation rules of the committees mentioned in the heading of this article shall be provided for in their respective internal regulations, without limitation to applicable laws.	No ammendment
Article 42 - Without limitation to other legal attributes, the Internal Audit shall be responsible for:	Article 42 - ~~Without limitation to other legal attributes, the~~The Internal Audit shall be responsible for:	Adjusments to exclude provisions related to govenment-owned companies.
102

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
I – carrying out the auditing activities of an accounting, financial, budgetary, administrative, asset, and operating nature of the Company;	I – carrying out the auditing activities of an accounting, financial, budgetary, administrative, asset, and operating nature of the Company; and	Text ajustment.
II - proposing preventive and corrective measures for deviations found; and	II - proposing preventive and corrective measures for deviations found; ~~and~~
III - reviewing compliance and implementation by the Company of the recommendations or determinations of CGU - Office of the Federal Comptroller General, TCU - Federal Audit Court and of the Fiscal Council.	~~III - reviewing compliance and implementation by the Company of the recommendations or determinations of CGU - Office of the Federal Comptroller General, TCU - Federal Audit Court and of the Fiscal Council.~~	Adjusments to exclude provisions related to govenment-owned companies.
CHAPTER VII Executive Board	No ammendment
Article 43 - The Executive Board shall consist of the Chairperson and up to 6 (six) officers, subject to the minimum number of 3 (three) members, all elected by the Board of Directors, with a unified management term of 2 (two) years, with a maximum of 3 (three) consecutive reinstatements being allowed.	No ammendment
Paragraph 1 - The Chairperson of Eletrobras shall be chosen from among the members of the Board of Directors, and the same person shall not simultaneously hold the positions of President of the Company and Chairman of the Board of Directors.	Paragraph 1 - The Chairperson of Eletrobras shall ~~be chosen from among the members of the Board of Directors, and the same person shall~~ not simultaneously hold the positions of President of the Company and Chairman of the Board of Directors.	Modificação de regras de eleição do Presidente a Companhia.
Paragraph 2 - The Board of Directors may carry out hiring processes, including by means of an independent external consulting firm specializing in the hiring of executives, without limitation to the participation of the People, Eligibility, Succession and Compensation Committee, in order to assist it in the election of members for the Executive Board and external members for the committees.	Paragraph 2 - The Board of Directors may carry out hiring processes, including by means of an independent external consulting firm specializing in the hiring of ~~executives~~collaborators, without limitation to the participation of the People, Eligibility, Succession and Compensation Committee, in order to assist it in the election of members for the Executive Board and external members for the committees.	Text correction.
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CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 3 - In addition to the provisions contained in these Article of Association, the management acts by the members of the Executive Board is governed by the provisions contained in Laws 6,404/76 and 13,303/2016, as well as by Decree 8,945/2016.Article 44 - The Executive Board shall be responsible for the general management of Eletrobras, abiding by the guidelines set by the Board of Directors.	Paragraph 3 - In addition to the provisions contained in these Article of Association, the management acts by the members of the Executive Board is governed by the provisions contained in ~~Laws 6,404/76 and 13,303/2016, as well as by Decree 8,945/2016.Article 44 - The Executive Board shall be responsible for the general management of Eletrobras, abiding by the guidelines set by the Board of Directors~~Law No. 6,404, of 1976.	Adjusments to exclude provisions related to govenment-owned companies.
Article 44 - The Executive Board shall be responsible for the general management of Eletrobras, abiding by the guidelines set by the Board of Directors.	No ammendment
Paragraph 1 - The President and the executive officers may not exercise management, administration or consulting functions in privately-held companies, concessionaires of public electric energy services or in private companies connected in any way to the electrical sector, except in subsidiaries, special purpose vehicles and concessionaire companies under State control, in which Eletrobras has an equity interest, where they may hold positions in the Board of Directors and Fiscal Council, pursuant to the provisions of Law No. 9,292 dated July 12, 1996, regarding the receipt of compensation.	Paragraph 1 - The President and the executive officers may not exercise management, administration or consulting functions in ~~privately-held companies, concessionaires of public electric energy services or in private~~ companies connected in any way to the electrical sector, except in ~~subsidiaries, special purpose vehicles and concessionaire~~ companies ~~under State control,~~ in which Eletrobras has an equity interest, where they may hold positions in the Board of Directors and Fiscal Council~~, pursuant to the provisions of Law No. 9,292 dated July 12, 1996, regarding the receipt of compensation~~.	Adjusments to exclude provisions related to govenment-owned companies.
Paragraph 2 - A condition for investiture in management positions is the undertaking of commitment with specific goals and results to be achieved, which shall be approved by the Board of Directors.	No ammendment
Paragraph 3 - The provisions in Articles 23 and 28 of these Articles of Association apply to meetings held by the Executive Board.	~~Paragraph 3 - The provisions in Articles 23 and 28 of these Articles of Association apply to meetings held by the Executive Board.~~	Modificação de regras relacionadas às reuniões da diretoria.
Article 45 - The members of the Executive Board may not leave the position for more than thirty calendar days, except in the case of vacations or leave of absence, as well as in the cases authorized by the Board of Directors, under penalty of loss of the position.	No ammendment
104

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 1 - The grant of leave of absence or license, including paid leave, of up to 30 (thirty) days to the officers shall be the responsibility of the Executive Board, except for the responsibility of the Chief Executive Officer and the provisions of Item XXXIII of Article 36 of these Articles of Association.	No ammendment
Paragraph 2 - In the event of a temporary impediment, or leave, including paid leave, of any of the members of the Executive Board, the Company’s Chief Executive Officer shall appoint a substitute among the other collegial body members, except for the Chief Executive Officer, the deputy of which shall be appointed among the remaining chief officers by the Board of Directors.	No ammendment
Paragraph 3 - Upon definitive vacancy of a position on the Board of Executive Officers, the same criterion as described in Paragraph 2 shall be used for the replacement of the director retiring from the Company until the meeting of the Board of Directors that will decide on the permanent replacement and investiture of the new officer, thus filling the vacant position, for the remaining term to the substituted member.	No ammendment
Paragraph 4 - The Executive Board’s members shall be entitled to 30 (thirty) days of paid leave within one year, which can be accumulated up to a maximum of 2 (two) years, and provided that its conversion into cash and indemnities is not permitted.	No ammendment
Article 46 - The election of the Officer who oversees corporate integrity and risk management shall be preceded by a selection process carried out by an external consulting firm specializing in the selection of executives, without limitation to the participation of the People, Eligibility, Succession and Compensation Committee.	No ammendment
105

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 1 - The integrity area may report directly to the Board of Directors in situations of suspected involvement of the President of the Company in irregularities or when he/she fails to take the necessary measures in relation to an irregularity involving him/her.	No ammendment
Paragraph 2 - In the situations mentioned in the previous paragraph, the matter will be discussed without the attendance of the President of the Company.	No ammendment
Article 47- Members of the Executive Board are prohibited from carrying out activities that create a conflict of interest, subject to the form and term established in relevant laws.	No ammendment
Paragraph 1 - After their term of office, the former member of the Executive Board who is in impediment may receive compensation of an indemnity equivalent only to the fixed monthly compensation for the position he/she held, subject to paragraphs 2 and 3 of this article.	Paragraph 1 - After their term of office, the former member of the Executive Board who is in impediment may receive compensation of an indemnity equivalent only to the fixed monthly compensation for the position he/she held, subject to ~~paragraphs~~paragraph 2 ~~and 3~~ of this article.	Ajuste de remissão do parágrafo.
Paragraph 2 - The impediment will depend on previous opinion of the Commission of Public Ethics of the Presidency of the Republic.	~~Paragraph 2 - The impediment will depend on previous opinion of the Commission of Public Ethics of the Presidency of the Republic.~~	Adjusments to exclude provisions related to govenment-owned companies.
Paragraph 3 - The former member of the Executive Board who returns to the position he/she held in the public or private administration prior to his investiture shall not be entitled to compensation of an indemnity, prior to the end of the period of incapacity, provided a conflict of interest does not arise thereof.	Paragraph ~~3~~2 - The former member of the Executive Board who returns to the position he/she held in the public or private administration prior to his investiture shall not be entitled to compensation of an indemnity, prior to the end of the period of incapacity, provided a conflict of interest does not arise thereof.	Paragraph renumbered.
Article 48- In the exercise of its duties, the Executive Board shall particularly:	No ammendment
106

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
I – prepare, properly draft, and submit to the Board of Directors the matters that depend on the decision of the Board of Directors, including the core guidelines of Eletrobras’ administrative organization, previously opining on whether there is conflict of interest, except for matters that concern appointments for positions of Executive Board of Eletrobras itself, which shall be submitted to the Board of Directors directly by the Company’s Chief Executive Officer;	No ammendment
II - submit, until the last ordinary meeting of the Board of Directors of the previous year, the business and management master plan for the following financial year, as well as the updated long-term strategy with risk analysis and opportunities for at least the next 5 (five) years;	No ammendment
III - manage Eletrobras and take the appropriate measures to ensure the due execution of the guidelines and resolutions of the Board of Directors and, except for the hypotheses of mandatory submission to the Board of Directors, state its view on acts and approve contracts in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, including among such efforts or contracts, without limitation, financings to electricity utilities under its control, and the taking out of loans in Brazil or abroad;	No ammendment
IV - set administrative, technical, financial, and accounting standards for Eletrobras;	No ammendment
V – prepare Eletrobras’ budgets in accordance with the strategic plan and the multiyear business and investment plan, and supervise its execution;	No ammendment
VI - approve, in compliance with Article 36, Item XIII, the changes in the organizational structure of the boards of Eletrobras and its subsidiaries, including, in the case of Eletrobras, the creation, termination, and operation of committee and commissions that are connected to it;	VI - approve, in compliance with Article 36, Item ~~XIII~~XII, the changes in the organizational structure of the boards of Eletrobras and its subsidiaries, including, in the case of Eletrobras, the creation, termination, and operation of committee and commissions that are connected to it;	Ajuste de remissão do inciso.
107

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
VII - submit to the approval of the Board of Directors proposals of plans that provide for the hiring, career, access, benefits, and conduct of Eletrobras employees;	No ammendment
VIII - approve the names indicated by the directors to fill the positions directly subordinated to them;	No ammendment
IX - opine on the cases of hiring, recommendation, punishment, transfer and dismissal of employees directly subordinated to the directors;	No ammendment
X - delegate powers to directors to decide, on their own, with respect to matters under the assignment of the Board of Executive Officers;	No ammendment
XI - delegate powers to directors and employees to authorize expenses, establishing limits and conditions;	No ammendment
XII – authorize, pursuant to laws in force, Eletrobras employees to travel abroad, when such travel is related to technical activities or professional development essential to Eletrobras' institutional mission;	No ammendment
XIII - prepare, in each financial year, the Management Report, the financial statements, the distribution of dividends and the payment of interest on shareholders' equity and allocation of surplus values, to be submitted to the Board of Directors and Audit and Risk Committee for review, and to the examination and deliberation of the General Shareholders’ Meeting;	No ammendment
XIV - prepare plans for issuance of convertible bonds and debentures, to be approved by the Board of Directors, which will deliberate or submit to the General Shareholders’ Meeting, as the case may be;	No ammendment
XV - control the activities of subsidiaries;	No ammendment
108

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
XVI - approve an Eletrobras’ representative for the Meetings of the companies in which it holds equity, and in associations in which it participates as member, issuing instructions for their performance;	No ammendment
XVII - approve the trading of rights connected to the results of research, development, and innovation of its subsidiaries to the energy industry;	No ammendment
XVIII - establish voting guidelines for all Eletrobras subsidiaries in the Meetings of CCEE – Electric Energy Trading Chamber;	No ammendment
XIX – deliberate on the acquisition, sale or lien of property, in accordance with the guidelines defined in the internal regulations set forth by Eletrobras to govern the approving authority levels within Eletrobras Companies in force;	No ammendment
XX – prepare, amend and approve its Internal Regulations;	No ammendment
XXI - supervise and monitor corporate entities, including Special Purpose Vehicles - SPVs, in which it holds equity, with regard to governance practices, results presented, and control, proportionally to the relevance, materiality, and risks of the business;	No ammendment
XXII – approve Eletrobras’ appointment of fiscal councilors for its subsidiaries, invested companies, associations, and foundations, in addition to the appointments of subsidiaries for management and fiscal bodies of their invested companies, associations, and foundations, in accordance with the approval levels defined in internal regulations prepared by Eletrobras;	No ammendment
109

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
XXIII - analyze the results of its businesses and monitor the sustainability of its business activities, strategic risks, and respective mitigation measures, preparing management reports with management indicators;	No ammendment
XXIV - make qualified personnel and an appropriate structure to act as secretary and provide the necessary technical and operational support available to other governance bodies;	No ammendment
XXV - propose the incorporation of subsidiaries, and the acquisition of minority shareholdings to fulfill the Company’s corporate purpose, subject to the applicable legal provisions;	No ammendment
XXVI - decide on matters submitted by any Officer;	No ammendment
XXVII – approve the Company’s quarterly financial information; and	No ammendment
XXVIII - fulfill and enforce these Articles of Association, the resolutions of the Shareholders’ Meeting, and of the Board of Directors, as well as evaluate the recommendations of the Fiscal Council.	No ammendment
CHAPTER VIII Assignments of Chief Executive Officer	No ammendment
Article 49- Without limitations of other assignments of the Executive Board, the Company’s Chief Executive Officer shall be responsible for:	No ammendment
I - arranging the preparation, management, and monitoring of the Strategic Planning and the Business and Management Master Plan of Eletrobras, as well as supervising the preparation of the Eletrobras companies’ Business and Management Plans, and monitoring their execution;	No ammendment
II - promoting energy efficiency concerning Federal Government Programs and the Eletrobras companies, in Brazil and abroad;	~~II - promoting energy efficiency concerning Federal Government Programs and the Eletrobras companies, in Brazil and abroad;~~	Adjusments to exclude provisions related to govenment-owned companies.
110

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
III - representing Eletrobras, in legal proceedings or otherwise, or before other companies and the public in general, given that he/she may delegate such assignments to any officer, as well as appointing representatives, attorneys-in-fact, agents or proxies, always establishing in a private instrument the extent of the powers delegated;	~~IIIII - representing Eletrobras, in legal proceedings or otherwise, or before other companies and the public in general, given that he/she may delegate such assignments to any officer, as well as appointing representatives, attorneys-in-fact, agents or proxies, always establishing in a private instrument the extent of the powers delegated;~~	Remuneração do inciso.
IV – issuing acts pertaining to the hiring, appointment, promotion, transfer, and dismissal of employees, given that he/she may delegate such assignments;	~~IVIII – issuing acts pertaining to the hiring, appointment, promotion, transfer, and dismissal of employees, given that he/she may delegate such assignments;~~	Remuneração do inciso.
V - rendering the appointments approved by the Executive Board;	~~VIV - rendering the appointments approved by the Executive Board;~~	Remuneração do inciso.
VI developing internal regulations to govern the relationship between the Holding and Eletrobras companies with the Company and coordinating press activities, internal communication, events, advertisement, sponsorship, and ceremonies;	~~VIV developing internal regulations to govern the relationship between the Holding and Eletrobras companies with the Company and coordinating press activities, internal communication, events, advertisement, sponsorship, and ceremonies;~~	Remuneração do inciso.
VII - along with another director, execute transactions with the financial resources of Eletrobras and to sign acts and contracts, provided that this power may be delegated to the other officers and attorneys-in-fact or employees of Eletrobras, upon approval of the Executive Board;	~~VIIVI - along with another director, execute transactions with the financial resources of Eletrobras and to sign acts and contracts, provided that this power may be delegated to the other officers and attorneys-in-fact or employees of Eletrobras, upon approval of the Executive Board;~~	Remuneração do inciso.
VIII – ratifying, pursuant to the applicable laws, the act of Eletrobras companies that approves for the removal from the country of employees, except as provided for in Article 48, XII of these Articles of Association;	~~VIIIVII – ratifying, pursuant to the applicable laws, the act of Eletrobras companies that approves for the removal from the country of employees, except as provided for in Article 48, XII of these Articles of Association;~~	Remuneração do inciso.
111

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
IX – appointing an electoral commission with the purpose of organizing the election of the employees’ representative on the Board of Directors, also being responsible for announcing the winning candidate and communicating the result to the controlling shareholder, for the adoption of the necessary measures for the appointment of the employees’ representative on the Board of Directors to be taken;	~~IX – appointing an electoral commission with the purpose of organizing the election of the employees’ representative on the Board of Directors, also being responsible for announcing the winning candidate and communicating the result to the controlling shareholder, for the adoption of the necessary measures for the appointment of the employees’ representative on the Board of Directors to be taken;~~	Adjusments to exclude provisions related to govenment-owned companies.
X - coordinating the activities of the Executive Board’s members;	~~XVIII - coordinating the activities of the Executive Board’s members;~~	Remuneração do inciso.
XI - ratifying the bidding processes, according to the assignments as established in Eletrobras’ internal regulations, provided that he/she may delegate such assignments;	~~XI - ratifying the bidding processes, according to the assignments as established in Eletrobras’ internal regulations, provided that he/she may delegate such assignments;~~	Adjusments to exclude provisions related to govenment-owned companies.
XII - keeping the Board of Directors and the Fiscal Council informed of the Company’s activities; and	~~XIIIX - keeping the Board of Directors and the Fiscal Council informed of the Company’s activities; and~~	Remuneração do inciso.
XIII – exercising other assignments established by the Board of Directors.	~~XIIIX – exercising other assignments established by the Board of Directors.~~	Remuneração do inciso.
Article 50- Without limitation to other activities assigned to them by the Board of Directors, the Officers have the following assignments:	No ammendment
I – to manage the activities in its area of operation, in compliance with the Strategic Planning, the Business and Management Steering Plan of the Holding, and the Business and Management Plans of the Eletrobras companies;	No ammendment
II – to participate in the meetings of the Executive Board, contributing to the definition of the policies to be followed by the Company and reporting the issues of his/her respective practice area; and	No ammendment
III – to fulfill and enforce the general business guidelines of the Company established by the Board of Directors in the management of his/her practice area.	No ammendment
CHAPTER IX Fiscal Council	No ammendment
112

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Article 51- The Fiscal Council, which is permanent, shall be comprised of 5 (five) members and their respective alternates, elected by the General Shareholders' Meeting, all Brazilians residing and domiciled in the country, shareholders or non-shareholders, for 2 (two) year terms, for up to 2 (two) consecutive reappointments. The Fiscal Council shall be comprised as follows:	Article 51- The Fiscal Council, which is permanent, shall be comprised of 5 (five) members and their respective alternates, elected by the General Shareholders' Meeting, all Brazilians residing and domiciled in the country, shareholders or non-shareholders, for 2 (two) year terms, for up to 2 (two) consecutive reappointments. ~~The Fiscal Council shall be comprised as follows:~~At least 1 (one) member and respective alternate shall be appointed separately from the others, pursuant to Art. 161, §4 of Law No. 6.404, of 1976.	Adjusments to exclude provisions related to govenment-owned companies.
I – 1 (one) member and his/her alternate appointed by the Ministry of Economy, as representative of the National Treasury, who shall be a public servant with permanent connection with the federal government;	~~I – 1 (one) member and his/her alternate appointed by the Ministry of Economy, as representative of the National Treasury, who shall be a public servant with permanent connection with the federal government;~~	Adjusments to exclude provisions related to govenment-owned companies.
II – 2 (two) members and their respective alternates elected by the controlling shareholder;	~~II – 2 (two) members and their respective alternates elected by the controlling shareholder;~~	Adjusments to exclude provisions related to govenment-owned companies.
II – 1 (one) member and his respective alternate elected by the minority shareholders; and	~~II – 1 (one) member and his respective alternate elected by the minority shareholders; and~~	Adjusments to exclude provisions related to govenment-owned companies.
II – 1 (one) member and his respective alternate elected by the holders of preferred shares.	~~II – 1 (one) member and his respective alternate elected by the holders of preferred shares.~~	Adjusments to exclude provisions related to govenment-owned companies.
Paragraph 1 - The members and their respective alternates of the Fiscal Council appointed under the terms of Items III and IV of this Article shall be elected by separate vote.	~~Paragraph 1 - The members and their respective alternates of the Fiscal Council appointed under the terms of Items III and IV of this Article shall be elected by separate vote.~~	Adjusments to exclude provisions related to govenment-owned companies.
Paragraph 2 - Within the period provided for in the heading of this article, the preceding terms of office occurring less than 2 (two) years prior shall be considered.	Paragraph ~~2~~1 - Within the period provided for in the heading of this article, the preceding terms of office occurring less than 2 (two) years prior shall be considered.	Paragraph renumbered.
Paragraph 3 - Once the maximum term provided for in the heading of this Article has been reached, the return of the member of the Fiscal Council can only occur after a period equivalent to one term of office.	Paragraph ~~3~~2 - Once the maximum term provided for in the heading of this Article has been reached, the return of the member of the Fiscal Council can only occur after a period equivalent to one term of office.	Paragraph renumbered.
113

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Article 52- The investiture in the position of Fiscal Council of Eletrobras shall abide by applicable legal requirements, especially the provisions under Article 26 of Law No. 13,303/2016, and to Article 41 of Decree 8,945/2016, as well as those provided for in the internal regulations established by the Company to govern appointments for positions in governance bodies of Eletrobras companies, and should always be preceded by an opinion issued by the People, Eligibility, Succession and Compensation Committee.	Article 52- The investiture in the position of Fiscal Council of Eletrobras shall abide by applicable legal requirements, ~~especially the provisions under Article 26 of Law No. 13,303/2016, and to Article 41 of Decree 8,945/2016,~~ as well as those provided for in the internal regulations established by the Company to govern appointments for positions in governance bodies of Eletrobras companies, and should always be preceded by an opinion issued by the People, Eligibility, Succession and Compensation Committee.	Adjusments to exclude provisions related to govenment-owned companies.
Paragraph 1 - Whenever an internal regulation established by Eletrobras is intended to impose additional requirements to those set forth in the applicable laws to Fiscal Council members of Eletrobras, such requirements shall be forwarded to the General Shareholders’ Meeting for deliberation by the shareholders.	No ammendment
Paragraph 2 - The members of the Fiscal Council shall be invested in their offices regardless of a term of investiture, as from the date of the respective election.	No ammendment
Paragraph 3 - The fiscal council member shall, before taking up office, submit authorization to the Company for access to DIRPF - the Annual Individual Income Tax Adjustment Statements, and any amendments submitted to RFB - the Brazilian Federal Revenue Service, according to the form provided by the Federal Accounting Court.	~~Paragraph 3 - The fiscal council member shall, before taking up office, submit authorization to the Company for access to DIRPF - the Annual Individual Income Tax Adjustment Statements, and any amendments submitted to RFB - the Brazilian Federal Revenue Service, according to the form provided by the Federal Accounting Court.~~	Adjusments to exclude provisions related to govenment-owned companies. .
Paragraph 4 - The monthly compensation due to the members of the Fiscal Council shall not exceed ten percent of the average monthly remuneration of the officers, excluding the amounts related to additional vacation and benefits. Payment of profit sharing and payment of compensation exceeding the amount paid to directors is forbidden.	Paragraph ~~4~~3 - The monthly compensation due to the members of the Fiscal Council shall ~~not exceed ten percent of the average monthly remuneration of the officers, excluding the amounts related to additional vacation and benefits~~be determined by the General Shareholders’ Meeting which appoints such members, provided the total amount shall be limited to [=]% of the compensation allocated to the Executive Board. Payment of profit sharing ~~and payment of compensation exceeding the amount paid to directors~~ is forbidden.	Modificação das normas aplicáveis à remuneração do Conselho Fiscal.
114

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 5 - The elected fiscal council members shall participate as of the investiture and in annual specific training on corporate legislation and capital markets, disclosure of information, internal control, code of conduct, Law 12,846/2013 and other themes related to Eletrobras’ activities.	~~Paragraph 5 - The elected fiscal council members shall participate as of the investiture and in annual specific training on corporate legislation and capital markets, disclosure of information, internal control, code of conduct, Law 12,846/2013 and other themes related to Eletrobras’ activities.~~	Adjusments to exclude provisions related to govenment-owned companies.
Paragraph 6 - The fiscal council member who fails to participate in any annual training provided by the Company in the last two years will not be reappointed.	~~Paragraph 6 - The fiscal council member who fails to participate in any annual training provided by the Company in the last two years will not be reappointed.~~	Adjusments to exclude provisions related to govenment-owned companies.
Paragraph 7 - The members of the Fiscal Council shall exercise their functions, which may not be delegated, in the sole interest of the Company, and it is considered abusive of to cause damage to the Company, its shareholders or administrators, or to obtain an advantage for themselves or to others to which they are not entitled and that results, or may result, in damages to the Company, its shareholders or administrators.	Paragraph ~~7~~4 - The members of the Fiscal Council shall exercise their functions, which may not be delegated, in the sole interest of the Company, and it is considered abusive of to cause damage to the Company, its shareholders or administrators, or to obtain an advantage for themselves or to others to which they are not entitled and that results, or may result, in damages to the Company, its shareholders or administrators.	Paragraph renumbered.
Paragraph 8 - The hiring of insurance set forth in paragraphs 1 and 4 of Article 29 of these Articles of Association applies to the members of the Fiscal Council.	Paragraph ~~8~~5 - The hiring of insurance set forth in paragraphs 1 and 4 of Article ~~29~~30 of these Articles of Association applies to the members of the Fiscal Council.	Paragraph renumbered. Adjustment of the paragraph reference.
Paragraph 9 - The limitations set forth in the heading and of the Article 31 and its Paragraphs 1 and 2 of these Articles of Association shall be applicable to the Fiscal Council.	Paragraph ~~9~~6 - The limitations set forth in the heading and of the Article 31 and its ~~Paragraphs~~ §§1 and 2 of these Articles of Association shall be applicable to the Fiscal Council.	Paragraph renumbered.
Article 53- At the first meeting after the election, the Fiscal Council members shall sign the term of adhesion to the Code of Ethics Conduct and Integrity of Eletrobras Companies and the current internal regulations defined by the Company, as well as elect its Chairperson, who shall be responsible for forwarding for assessment of the Company, the opinion and recommendations of the body, recorded in the book of minutes and Opinions of the Fiscal Council.	No ammendment
115

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 1 - In the event of vacancy, resignation, impediment, or unjustified absence in two consecutive or three non-consecutive meetings, in the last 12 (twelve) meetings, the member of the Fiscal Council shall be replaced, until the end of the term, by the respective alternate, who shall be entitled to the respective compensation.	No ammendment
Paragraph 2 - The members of the Fiscal Council shall be reimbursed for its expenditure with transportation, meals and accommodation, whenever they live outside the city in which the meeting is held, and, if they reside in the city, only for transportation and meals expenses.	No ammendment
Article 54 - In the exercise of its duties, the Fiscal Council is responsible, without limitation to the powers set forth in the applicable laws, for:	No ammendment
I - supervising, for any of its members, the acts of the managers and checking compliance with their legal and statutory duties;	No ammendment
II - providing their opinion on the annual report of the administration, stating in its opinion the additional information deemed necessary or useful for the decision of the General Shareholders’ Meeting;	No ammendment
III - providing opinion on proposals of the management bodies to be submitted to the General Shareholders’ Meeting regarding the modification of the share capital, issue of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, consolidation, merger or spin-off;	No ammendment
IV - denouncing, through any of its members, to the management bodies and, if they do not take the necessary measures for the protection of the interests of Eletrobras, to the General Shareholders’ Meeting, any errors, fraud or crimes they discover, and suggest useful measures;	No ammendment
116

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
V - calling the Annual General Shareholders’ Meeting, if the management bodies delay the call for more than one month, and the Extraordinary Shareholders’ General Meeting, whenever there are serious or urgent reasons, including on the agenda of the Shareholders’ Meetings such matters as they deem necessary;	No ammendment
VI - reviewing, at least on a quarterly basis, the balance sheet and other financial statements, periodically prepared by Eletrobras;	No ammendment
VII - reviewing the financial statements of the accounting year, and commenting on them;	No ammendment
VIII – carrying out the assignments provided for in Items I to VII, in the case of liquidation of Eletrobras;	No ammendment
IX – reviewing RAINT – Annual Internal Audit Activity Report, and PAINT – the Annual Internal Audit Plan;	No ammendment
X – at least once a year, conducting a performance appraisal of its members and of members of the Fiscal Council, as a collective body, under the terms of the applicable laws;	No ammendment
XI – preparing, amending, and approving its internal regulations;	No ammendment
XII - monitoring equity, financial and budgetary executions, with powers to examine books, any other documents and request additional information;	No ammendment
XIII - overseeing compliance with Eletrobras’ participation limit in the funding of health care and complementary pension benefits; and	No ammendment
XIV - providing, whenever requested, information on matters within its responsibility to the shareholder, or group of shareholders, who represent at least 1% (one percent) of the Company’s capital stock.	No ammendment
117

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 1 -The management bodies shall, by means of a written communication, make copies of the minutes of their meetings available to the members of the Fiscal Council within ten days and, within fifteen days of their receipt, copies of the balance sheets and financial statements, prepared from time to time, and budget execution reports.	No ammendment
Paragraph 2 - The members of the Fiscal Council shall attend the meetings of the Board of Directors or of the Executive Board, in which they decide on the matters which they should comment on (Items II, III and VII of this Article).	No ammendment
Article 55- The Fiscal Council shall meet ordinarily once a month and, extraordinarily, whenever summoned by the Chairperson of the Collegial Board.	No ammendment
Sole Paragraph - The meetings held by the Fiscal Council shall abide by the provisions under Article 28 of these Articles of Association, in compliance with the minimum quorum of three directors for the meeting and approval of issues of its competence.	Sole Paragraph - The meetings held by the Fiscal Council shall abide by the provisions under Article ~~28~~29 of these Articles of Association, in compliance with the minimum quorum of 3 (three) directors for the meeting and approval of issues of its competence.	Adjustment of the paragraph reference. Text correction.
CHAPTER X Accounting Year and Financial Statements	No ammendment
Article 56- The fiscal year shall coincide with the calendar year, beginning on January 1 and ending on December 31 of each year, and shall comply with respect to the financial statements, with the provisions of Law 3,890-A/1961, to Federal laws on electric energy, to the laws on public companies and to these Articles of Association.	Article 56- The fiscal year shall coincide with the calendar year, beginning on January 1 and ending on December 31 of each year, and shall comply with respect to the financial statements, with the provisions of ~~Law 3,890-A/1961, to~~the Federal laws on electric energy, ~~to~~ the laws on public companies and ~~to~~which these Articles of Association.	Text correction.
Paragraph 1 - In each fiscal year, a dividend distribution at least twenty-five percent of the net income, adjusted according to applicable laws, shall be mandatory, subject to the Dividend Distribution Policy.	Paragraph 1 - In each fiscal year, a dividend distribution at least 25% (twenty-five percent) of the net income, adjusted according to applicable laws, shall be mandatory, subject to the Dividend Distribution Policy.	Text correction.
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CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Paragraph 2 - The amounts of dividends and interest paid or credited as compensation on shareholders' equity, due to shareholders will be subject to financial charges, from the end of the fiscal year up to the day of effective payment or collection, without limitation to the incidence of Interest, when such payment is not made on the date set by the General Shareholders’ Meeting.	No ammendment
Paragraph 3 - The amount of interest, paid or credited, as interest on capital, pursuant to art. 9, Paragraph 7 of Law No. 9,249, dated December 26, 1995, and of the pertinent laws and regulations, may be allocated to the holders of common shares and the minimum annual dividend of the preferred shares, integrating such amount to the amount of the dividends distributed by Eletrobras for all legal purposes.	Paragraph 3 - The amount of interest, paid or credited, as interest on capital, pursuant to art. 9, Paragraph 7 of Law No. 9,249, ~~dated December 26,~~of 1995, and of the pertinent laws and regulations, may be allocated to the holders of common shares and the minimum annual dividend of the preferred shares, integrating such amount to the amount of the dividends distributed by Eletrobras for all legal purposes.	Text correction.
Article 57- The General Shareholders’ Meeting shall allocate, in addition to the legal reserve, calculated on the net profit for the year:	No ammendment
I - one percent as a reserve for studies and projects, intended to cover studies and projects of technical-economic feasibility of the electric energy sector, whose accumulated balance may not exceed two per cent of the paid-in capital stock; and	I – 1% (one percent) as a reserve for studies and projects, intended to cover studies and projects of technical-economic feasibility of the electric energy sector, whose accumulated balance may not exceed two per cent of the paid-in capital stock; and	Text correction.
II - fifty percent, as an investment reserve, intended to be invested in the investments of public electricity utility concessionaires, whose accumulated balance may not exceed seventy-five percent of the paid-in capital stock.	II – 50% (fifty percent), as an investment reserve, intended to be invested in the investments of public electricity utility concessionaires, whose accumulated balance may not exceed seventy-five percent of the paid-in capital stock.	Text correction.
119

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Article 58- The Annual General Shareholders’ Meeting shall allocate annually the amount corresponding to up to one per cent calculated on the net profits of the fiscal year, observing the limit of one per cent of the paid-in capital stock, to cover the provision of social assistance to its employees, in accordance with plans approved by the Board of Executive Officers.	Article 58- The Annual General Shareholders’ Meeting shall allocate annually the amount corresponding to up to 1% (one per cent) calculated on the net profits of the fiscal year, observing the limit of 1% (one per cent) of the paid-in capital stock, to cover the provision of social assistance to its employees, in accordance with plans approved by the Board of Executive Officers.	Text correction.
Article 59- Eletrobras shall allocate on a yearly basis, from its own budget, at least one half percent) of the paid-in capital as of the closing of the immediately preceding financial year, stated in the budget, for use in technological development programs.	Article 59- Eletrobras shall allocate on a yearly basis, from its own budget, at least 0.5% (one half percent) of the paid-in capital as of the closing of the immediately preceding financial year, stated in the budget, for use in technological development programs.	Text correction.
Article 60- The right to file a lawsuit that has as its subject to claim the payment of dividends reaches it statute of limitations within three years, which, if not timely claimed, will revert to the benefit of Eletrobras.	Article 60- The right to file a lawsuit that has as its subject to claim the payment of dividends reaches it statute of limitations within 3 (three) years, which, if not timely claimed, will revert to the benefit of Eletrobras.	Text correction.
CHAPTER XI Employees	No ammendment
Article 61- The positions of holders of organizational units connected to the Board of Directors shall be reserved preferably by employees of the permanent staff of Eletrobras or its companies.	~~Article 61- The positions of holders of organizational units connected to the Board of Directors shall be reserved preferably by employees of the permanent staff of Eletrobras or its companies.~~	Adjusments to exclude provisions related to govenment-owned companies.
Article 62- The employees of Eletrobras, its subsidiaries and affiliated companies shall abide by the provisions of Labor Laws, Law No. 3.890-A/1961, and of these Articles of Association, accordingly.	~~Article 62- The employees of Eletrobras, its subsidiaries and affiliated companies shall abide by the provisions of Labor Laws, Law No. 3.890-A/1961, and of these Articles of Association, accordingly.~~	Adjusments to exclude provisions related to govenment-owned companies.
Article 63- The Eletrobras staff shall be composed of:	~~Article 63- The Eletrobras staff shall be composed of:~~	Adjusments to exclude provisions related to govenment-owned companies.
I - personnel hired to positions of permanent staff, upon prior approval in a civil service exam, consisting of tests, or of tests and credentials;	~~I - personnel hired to positions of permanent staff, upon prior approval in a civil service exam, consisting of tests, or of tests and credentials;~~	Adjusments to exclude provisions related to govenment-owned companies.
II - persons in senior management positions, the amount of which shall be determined by the Board of Directors, in accordance with the provisions of item XXXIV of art. 36 of these Articles of Association; and	~~II - persons in senior management positions, the amount of which shall be determined by the Board of Directors, in accordance with the provisions of item XXXIV of art. 36 of these Articles of Association; and~~	Adjusments to exclude provisions related to govenment-owned companies.
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CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
III - personnel hired for a fixed term contract, abiding by the applicable laws.	~~III - personnel hired for a fixed term contract, abiding by the applicable laws.~~	Adjusments to exclude provisions related to govenment-owned companies.
Paragraph 1 - The senior management's trust functions and the powers and responsibilities of their respective holders shall be defined in the Eletrobras job and salary plan.	~~Paragraph 1 - The senior management's trust functions and the powers and responsibilities of their respective holders shall be defined in the Eletrobras job and salary plan.~~	Adjusments to exclude provisions related to govenment-owned companies.
Paragraph 2 - Requirements for the filling of other positions, exercise of assignments, and respective salaries shall also be set in the Staff and Compensation Plan.	~~Paragraph 2 - Requirements for the filling of other positions, exercise of assignments, and respective salaries shall also be set in the Staff and Compensation Plan.~~	Adjusments to exclude provisions related to govenment-owned companies.
Paragraph 3- The assignments referred to in Paragraph 1 may, exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists outside the Company’s permanent staff.	~~Paragraph 3- The assignments referred to in Paragraph 1 may, exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists outside the Company’s permanent staff.~~	Adjusments to exclude provisions related to govenment-owned companies.
Paragraph 4 - Occupants of appointed positions who carry out management acts aiming to create salary advantages without legal provision or in disagreement with the provisions of employment contracts, job and salary plan, collective bargaining or with the current laws, will be accountable for losses caused to the Company, without limitation to the penalties set forth in the Code of Ethics and Conduct of Eletrobras Companies.	~~Paragraph 4 - Occupants of appointed positions who carry out management acts aiming to create salary advantages without legal provision or in disagreement with the provisions of employment contracts, job and salary plan, collective bargaining or with the current laws, will be accountable for losses caused to the Company, without limitation to the penalties set forth in the Code of Ethics and Conduct of Eletrobras Companies.~~	Adjusments to exclude provisions related to govenment-owned companies.
Article 64- After the end of each financial year of Eletrobras, and once accumulated losses are deducted and the provision for income tax and earnings of any nature is made, employees will be entitled to participate in profits, subject to the rules contained in the employment contracts, agreements and collective bargaining executed by it, and the specific guidelines established by the Department of Coordination and Governance of State-Controlled Companies.	Article ~~64~~61- After the end of each financial year of Eletrobras, and once accumulated losses are deducted and the provision for income tax and earnings of any nature is made, employees will be entitled to participate in profits, subject to the rules contained in the employment contracts, agreements and collective bargaining executed by it~~, and the specific guidelines established by the Department of Coordination and Governance of State-Controlled Companies~~.	Article renumbered. Adjusments to exclude provisions related to govenment-owned companies.
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CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Article 65- Eletrobras shall provide healthcare and offer supplementary pension plans to its employees, under the terms and conditions approved by the Board of Directors.	Article ~~65~~62- Eletrobras shall provide healthcare and offer supplementary pension plans to its employees, under the terms and conditions approved by the Board of Directors.	Article renumbered.
CHAPTER XII General	No ammendment
Article 66- Eletrobras, by means of its management and under the terms and limits established under the law, is required to provide information to the State Minister of Mines and Energy, to the Federal Government’s control bodies, as well as to the Federal Accounting Court and to the National Congress, in the latter case by means of the State Minister of Mines and Energy.	~~Article 66- Eletrobras, by means of its management and under the terms and limits established under the law, is required to provide information to the State Minister of Mines and Energy, to the Federal Government’s control bodies, as well as to the Federal Accounting Court and to the National Congress, in the latter case by means of the State Minister of Mines and Energy.~~	Adjusments to exclude provisions related to govenment-owned companies.
Sole paragraph. The Chief Executive Officer, when summoned, is obliged to appear personally before any of the committees of one or another House of Congress, to give information on a previously determined matter, under penalty of loss of office, in the absence of attendance without justification.	~~Sole paragraph. The Chief Executive Officer, when summoned, is obliged to appear personally before any of the committees of one or another House of Congress, to give information on a previously determined matter, under penalty of loss of office, in the absence of attendance without justification.~~	Adjusments to exclude provisions related to govenment-owned companies.
Article 67- Once all legal requirements have been met, the Executive Board shall arrange the publication of the following in Eletrobras’ website:	~~Article 67- Once all legal requirements have been met, the Executive Board shall arrange the publication of the following in Eletrobras’ website:~~	Adjusments to exclude provisions related to govenment-owned companies.
I - the bidding notices for public procurements;	~~I - the bidding notices for public procurements;~~	Adjusments to exclude provisions related to govenment-owned companies.
II - personnel regulations, with the rights and duties of employees, the disciplinary regime and the rules on accountability;	~~II - personnel regulations, with the rights and duties of employees, the disciplinary regime and the rules on accountability;~~	Adjusments to exclude provisions related to govenment-owned companies.
III - personnel report, broken down into three columns, showing the total number of employees and the number of filled positions provided and vacancies, as well as broken down by career or category, on June 30 and December 31 of each year; and	~~III - personnel report, broken down into three columns, showing the total number of employees and the number of filled positions provided and vacancies, as well as broken down by career or category, on June 30 and December 31 of each year; and~~	Adjusments to exclude provisions related to govenment-owned companies.
IV - the wages, benefits, advantages and plans any other payments that make up the compensation of its employees.	~~IV - the wages, benefits, advantages and plans any other payments that make up the compensation of its employees.~~	Adjusments to exclude provisions related to govenment-owned companies.
122

CURRENT ARTICLES OF ASSOCIATION	PROPOSED AMMENDMENT TO THE ARTICLES OF ASSOCIATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CLARIFICATION
Article 68- The Internal Audit, the Ombudsman’s Office and the Governance Department shall be directly connected to the Board of Directors.	Article ~~68~~63- The Internal Audit, the Ombudsman’s Office and the Governance Department shall be directly connected to the Board of Directors.	Article renumbered.
Article 69- The organizational units connected to Eletrobras’ Board of Directors and Executive Boards may operate in a unified manner in all subsidiaries, under the terms and to the extent that they may be approved by the Eletrobras’ Board of Directors.	Article ~~69~~64- The organizational units connected to Eletrobras’ Board of Directors and Executive Boards may operate in a unified manner in all subsidiaries, under the terms and to the extent that they may be approved by the Eletrobras’ Board of Directors.	Article renumbered.
Sole Paragraph - The performance assessment methodology relating to the representatives of Eletrobras companies in investees may take into account the degree of compliance with requests for information made by the Eletrobras’ Ombudsman’s Office and Internal Audit.	No ammendment

Annex 29

BYLAWS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

CHAPTER I

Name, Organization, Headquarters and Corporate Object

Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras is a partially government-owned publicly-held Company incorporated in accordance with the provisions under Law No. 3890-A, dated April 25, 1961, and organized pursuant to these Articles of Association and by Law No. 13,303, dated June 30, 2016, and No. 6,404, dated December 15, 1976, by ordinances and other applicable laws.

Article 2 - The Company, its shareholders, managers, and members of the advisory committees and the Fiscal Council shall be subject to the provisions of BM&FBOVESPA’s Corporate Governance Level 1 Listing Regulation (“Level 1 Regulation”).

Article 3 – Eletrobras’ registered address is in the Federal Capital and its main office in the city of Rio de Janeiro, State of Rio de Janeiro, and shall, for an indefinite period, conduct its business directly or through subsidiaries or companies with which it may be associated. Furthermore, to accomplish its corporate purpose, it may open offices and branches in Brazil or abroad.

Paragraph 1 - Eletrobras, directly or through its subsidiaries may associate with other parties, with or without capital contributions, to establish business consortia or hold interest in companies, with or without majority stock, in Brazil or abroad, directly or indirectly targeted at the production, transmission, trading or distribution of electricity.

Paragraph 2 - The validity of any and all instruments executed directly by Eletrobras or through its subsidiaries, intended to carry out the provisions under paragraph one of this Article, shall be conditioned to the prior authorization of at least two thirds of the Board of Directors.

Paragraph 3 - For the purposes of any association provided for in paragraph one, Eletrobras shall be responsible for the financing necessary to accomplish its corporate purpose, as well as that of its subsidiaries, and may delegate such task, pursuant to the internal regulations established by Eletrobras to govern the approval levels within Eletrobras companies.

Paragraph 4- Subsidiaries shall abide by the administrative, financial, technical, and accounting rules established by Eletrobras.

Paragraph 5 - Eletrobras’ representatives in the management of companies in which it participates, either subsidiaries or not, shall be chosen by the Eletrobras’ Board of Directors, according to the criteria set forth by law, these Articles of Association, and the internal regulations established by Eletrobras, provided that Eletrobras' or the subsidiary's employees shall be preferably appointed for such position.

Paragraph 6 - The appointments of Eletrobras’ subsidiaries for positions in their respective executive boards and for the positions of managers and fiscal directors in their investees, associations, and foundations, shall be forwarded to Eletrobras for appraisal of the legal investiture requirements, and for prior approval, accordingly, pursuant to the authority level defined in Eletrobras’ internal regulations.

Paragraph 7 - The appointments for positions of Chief Executive Officer of direct subsidiaries of Eletrobras shall be rendered by the Eletrobras’ Board of Directors, notwithstanding the legal duty of the subsidiaries’ Boards of Directors to decide on the election of the respective appointees.

Article 4 - The corporate object of Eletrobras is:

I - to perform assessments, projects, construction and operation of electricity plants, lines of transmission and distribution, as well as to execute business acts arising from such activities, such as the trading of electricity;

II - to cooperate with the Ministry of Mines and Energy to which it is connected in order to plan Brazil’s energy policy;

III - to further and support research in the energy industry, pertaining to the generation, transmission, and distribution of electricity, as well as assessments of utilization of reservoirs for multiple purposes; and

IV - to participate, as set forth under the law, in programs which encourage alternative sources of energy production, rational use of energy, and the implementation of smart energy networks.

CHAPTER II

Obligations and Responsibilities Arising from Legal and Voluntary
Environments

Article 5 - Eletrobras' activities may be guided by the Federal Government whenever in line with its corporate purpose, in order to contribute to the public interest that justified its creation.

Paragraph 1 - In the exercise of the prerogative referred to in the heading, the Federal Government may only lead Eletrobras to undertake obligations or responsibilities, including to invest in projects and to undertake responsibility for specific operating costs/results, under conditions which differ from those of any private Company that conducts business in the same market, if:

I – is provided by law or regulation, as well as established in a contract, agreement, or understanding executed with the government agency with authority to establish it, provided such instruments are public; and

II - its costs and revenues are broken down and disclosed in a transparent manner, including their accounting statements.

Paragraph 2 - For the purposes of complying with item II of § 1, Eletrobras management must:

a)  evidence the obligations or responsibilities undertaken in specific explanatory notes to the year-end financial statements; and

b)  describe them in a specific topic in the management report.

Paragraph 3 - When directed by the Federal Government under the terms of §1 above, Eletrobras will only undertake obligations or responsibilities that conform to the provisions of items I and II of the same paragraph, and, in this case, the Federal Government will compensate, for each fiscal year, Eletrobras for the difference between market conditions and the operating result or economic return of the assumed obligation, provided that such compensation is not already carried out by other means.

Paragraph 4 The exercise of the prerogative referred to in the main section will be the object of the Annual Letter, subscribed by the members of the Board of Directors, provided for in art. 13, item I, of Decree No. 8,945, of December 27, 2016.

Article 6 - The obligations and responsibilities to be undertaken by Eletrobras to fulfill the public interest underlying its creation are described in the applicable laws, especially Laws 3,890-A/1961, 10438/2002, and 9,991/2000.

Article 7 - Eletrobras shall take all appropriate measures so that its managers, agents, employees, and any other persons acting on its behalf, as well as its subsidiaries, managers, agents, employees, and any other persons acting on their behalf, conduct operations in compliance with the provisions of the Eletrobras Companies’ Code of Ethical Conduct and Integrity, the United States Foreign Corrupt Practices Act of 1977, 15 USC §78-dd-1, et seq., as amended, and its subsequent amendments, hereinafter referred to as FCPA, as well as Brazilian anti-corruption laws.

Sole paragraph - Eletrobras shall conduct its business, investments, and interactions with related parties in accordance with the following principles and guidelines:

I – sustainable development based on the best social, environmental, and corporate governance practices in its operations and business opportunities, considering its impacts on the environment, society, and governance system;

II - compliance with the Eletrobras Companies’ Compliance Program;

III – ensure compliance of its corporate governance system, including its subsidiaries, with the principles of transparency, equity, accountability, and corporate responsibility;

IV – full compliance with the Eletrobras Companies’ Code of Ethical Conduct and Integrity, FCPA, Law No. 12846/2013, and any other anti-bribery and anticorruption laws, as well as any other laws, rules, or regulations of similar purpose and effect applicable to the Company, refraining from practicing any conduct prohibited by said regulations; and

V – compliance with the ideals and rules provided in the voluntary self-regulation rules to which the Company adheres by decision of by Eletrobras’ Board of Directors.

CHAPTER III

Capital Stock, Shares, and Shareholders

Article 8 - The capital stock is BRL 39,057,271,546.52 (thirty-nine billion, fifty-seven million, two hundred seventy-one thousand, five hundred forty-six Brazilian reais and fifty-two cents), divided into 1,288,842,596 (one billion, two hundred eighty-eight million, eight hundred forty-two thousand and five hundred ninety-six) common shares, 146,920 (one hundred forty-six thousand, nine hundred and twenty) class “A” preferred shares, and 279,941,394 (two hundred seventy-nine million, nine hundred forty-one thousand, three hundred and ninety-four) class “B” preferred shares, all without par value.

Sole Paragraph – Eletrobras is hereby authorized to raise its capital stock up to the limit of R$ 80,000,000,000 (eighty billion Brazilian reais). Within the limit authorized in this paragraph, the Company may, through the approval of the Board of Directors, increase is capital stock without an amendment of the Articles of Association, via issuance of common shares, as follows:

I – the Board of Directors shall determine the terms and conditions for the issuance of shares, including price and payment deadlines;

II – If the issuance of securities within the authorized capital stock under this sole paragraph and the offer of such securities via sale in the stock exchange or public subscription, as set forth in Law No. 6,404, of 1976, the shareholders of the Company shall not have preemptive right to subscribe.

Article 9 - Eletrobras’ shares shall be:

I - common, registered voting shares;

II - preferred, registered shares without right to vote in Shareholders’ Meetings.

Paragraph 1 - Both types of shares may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution hired for such purpose.

Paragraph 2 - Whenever the share ownership is transferred, the depositary financial institution may charge from the selling shareholder the transfer fee, subject to the maximum limits, set by CVM (the Brazilian Securities and Exchange Commission).

Article 10 - Preferred shares may not be converted into common shares, and shall have preemptive right in capital reimbursements and dividend distributions.

Paragraph 1 - Class “A” preferred shares, which refer to those subscribed until June 23, 1969, as well as those resulting from related bonus, shall have preemptive right in distributions of dividends, given that such dividends shall be applied at the rate of eight percent per year on the equity relating to the aforesaid category and class of shares, to be equally apportioned among them.

Paragraph 2 - Class “B” preferred shares, which refer to those subscribed until June 23, 1969, shall have preemptive right in distributions of dividends, given that such dividends shall be applied at the rate of six percent per year on the equity relating to the aforesaid category and class of shares, to be equally apportioned among them.

Paragraph 3 - The preferred shares shall also partake, under equal conditions, with the common shares in the distribution of dividends, after the lower band of the minimum dividends provided in Paragraphs 1 and 2 above have been paid to the latter, subject to the provisions of Paragraph 4.

Paragraph 4 - Preferred shares shall be entitled to receiving dividends, which shall be apportioned per share, at least ten percent higher than the dividend paid to each common share.

Article 11 - Eletrobras’ capital increases shall be carried out by public or private subscription and absorption of reserves, thus capitalizing funds as provided by law.

Paragraph 1 - In capital increases, preemptive right shall be warranted to all Eletrobras’ shareholders, proportional to their stock. The Federal Government shall subscribe, in common shares, a sufficient quantity to guarantee a minimum of fifty percent plus one share of the voting capital.

Paragraph 2 - Eletrobras may increase capital by subscribing or converting securities or credits into shares, up to a limit of 2/3 of preferred shares relating to the total shares issued.

Article 12- The payment of the shares shall comply with the rules and conditions established by the Board of Directors.

Sole Paragraph - The shareholder that does not make its payment in accordance with the rules and conditions referred to in this Article shall be automatically deemed in default, and shall pay additionally inflation adjustment, interest of twelve percent per year, and a penalty of ten percent on the amount of the overdue installment.

Article 13 - Eletrobras may issue government backed non-convertible bonds and debentures.

Article 14 - Eletrobras, by decision of the Board of Directors, may purchase its own shares to cancel or hold them in treasury for subsequent sale, limited to the amount of the balance of profits and reserves, excluding the legal reserve, subject to applicable legal and regulatory provisions.

Article 15 - The redemption of shares of one or more classes may be undertaken upon resolution of an Extraordinary Shareholders’ Meeting, regardless of approval by the Special Shareholders' Meeting of impacted the types and classes of shares.

CHAPTER IV

Shareholders’ Meeting

Article 16 - The Shareholders’ Meeting shall be held within the first four months following the end of the fiscal year, at a date and time previously set, to:

I - review the managers’ accounts, and examine, discuss and vote on financial statements;

II - decide the allocation of the net profit for the year and the distribution of dividends; and

III - elect and remove the members of the Board of Directors and the Fiscal Council, and set the compensation of the managers, Fiscal Council members, members of the Audit and Risk Committee and of the external members of the other Committees under the Articles of Association, in compliance with the applicable laws.

Sole Paragraph - The Board of Directors, through its Chairman, shall make nonbinding recommendations to Eletrobras' shareholders, for the appointment of new members for this collegial body, considering their intended professional profile and background, based on the results of their performance appraisal, referral policy guidelines, and succession career plan.

Article 17- In addition to the issues provided for in Law No. 6,404, of December 15, 1976, and in other statutes and regulations, the General Shareholders’ Meeting shall meet, in in-person or remote or partially remote meetings, pursuant to applicable laws, in particular to resolve on the following matters:

I - disposal, in whole or in part, of capital stock shares of Eletrobras or its subsidiaries;

II - change of the capital stock;

III - waiver of subscription rights in shares or convertible debentures of subsidiaries;

IV - issuance of debentures convertible into shares or their sale, held by the treasury;

V - sale of convertible debentures issued by subsidiaries;

VI - issuance of any other bonds or securities, in Brazil or abroad;

VII - spin-off or merger of the Company;

VIII - exchange of shares or other securities issued by the Company;

IX - redemption of shares of one or more classes, regardless of approval at a Special Shareholders’ Meeting of impacted types and classes; and

Paragraph 1 - The General Shareholders’ Meeting may only resolve on the agenda described in the respective call notice. General matters resolutions are not permitted.

Paragraph 2 - The resolutions of the Shareholders’ Meeting shall be taken by majority vote, except for those that require a special quorum, with the vote of each shareholder being proportional to its stake in the Company’s capital.

Paragraph 3 - The resolutions of the Shareholders’ Meeting shall be recorded in the minutes book, and may be taken in summary form.

Paragraph 4 - The voting justifications may be recorded, if so willed by the shareholder or its representative.

Paragraph 5 - Abstentions shall be included in the minutes and in the meeting press release.

Paragraph 6 - The General Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors, or by a deputy appointed by the said body, who shall also appoint the secretary.

Article 18 - The meeting call notice shall set out conditions for the attendance of shareholders in the General Shareholders’ Meeting in compliance with the requirements established by law for such purpose.

Article 19 - The shareholder may be represented by an attorney-in-fact at the General Shareholders’ Meetings, pursuant to Article 126, Paragraph 1 of Law 6,404, of 1976.

Paragraph 1 - The documents proving the identity of shareholders and their representatives should be delivered at Eletrobras’ offices, according to the call notice.

Paragraph 2 - The shareholders who attend the meeting shall comply with the requirements in the call notice.

Paragraph 3º- The signature certification of the power of attorney granted by shareholders not residing in Brazil and by holders of Brazilian Depositary Receipts (BDR) shall not be compulsory, and the power of attorney shall be filed at the registered office of Eletrobras seventy-two hours in advance of the day on which the Shareholders’ Meeting shall occur.

Paragraph 4 - The representation of the Federal Government at Eletrobras’ Shareholders’ Meetings shall comply with specific federal laws.

Paragraph 5 - Eletrobras shall facilitate participation and remote voting according to the Instruction of the Brazilian Securities and Exchange Commission - CVM.

CHAPTER V
Management

Article 20 - The Management of Eletrobras, under the terms of these Articles of Association and applicable laws, is under the responsibility of the Board of Directors and the Executive Board.

Article 21 - Only Brazilian natural persons may take up positions in the Management of Eletrobras, Executive Board members shall reside in Brazil, and the management guarantee provided for in the applicable laws may be required for any managerial position.

Paragraph 1 - The minutes of a Shareholders’ Meeting or Board of Directors’ Meeting that respectively elects directors and officers for the Company shall state the qualification of each of the members elected and their term of office, and when the law requires certain requirements for investiture in a management position at Eletrobras, only the person that presents evidence of such requirements shall be elected and take office, and a certified copy thereof shall be filed at the Company’s principal place of business.

Paragraph 2 - The requirements shall be evidenced by documents, using for such purpose any information stated in the standard form approved by the Secretariat of Coordination and Governance of State-Owned Companies.

Article 22- The appointment to a management position at Eletrobras shall comply with the requirements set out in applicable laws, as well as those provided for in internal regulations established by Eletrobras.

Paragraph 1 - Whenever the internal regulations established by Eletrobras impose additional requirements to provided for in the applicable laws for Eletrobras’ Directors, such requirements shall be submitted to the Shareholders’ Meeting for deliberation of the shareholders.

Paragraph 2 - In addition to the requirements to the appointments referred to in the heading of this article, the person appointed for the position of officer, including the Chairperson, shall have:

I - professional experience of at least 5 (five) years in position or function directly connected to the core attributes of the Board position.

Article 23 - The director is not allowed to resolve on issues that conflict with their interests or concerning third parties under their influence, pursuant to Article 156 of Law No. 6,404, of 1976.

Paragraph 1 - The director or committee member who has a conflict of interest with the subject under discussion shall previously state their conflict of interest, withdrawing from the meeting and refraining from discussing the subject, and such abstention shall be recorded in the minutes.

Paragraph 2 - Any director or committee member may report the conflict of a peer, if aware of it, and the collegial body shall deliberate on the conflict in accordance with its rules and applicable laws.

Article 24- Directors, officers and members of committees under the Articles of Association shall be invested in their positions upon signing a specific term of investiture within 30 days at the latest after the election or appointment date, which shall be provided by the Company, establishing their compliance with the Eletrobras Companies’ Code of Ethical Conduct and Integrity, as well as other internal rules issued by the Company.

Paragraph 1 - If the term is not signed in the thirty days following the appointment, it will become ineffective, unless otherwise accepted by the corporate governance body for which the appointee was elected.

Paragraph 2 - Under penalty of nullity, the term of investiture shall provide for at least one domicile address in which the director or external member of committee under the Articles of Association shall receive service of process and subpoenas in administrative and judicial procedures pertaining to acts of their management and/or attributions, which shall be considered served by delivery to the address indicated, provided that such address may only be changed by means of written communication to Eletrobras.

Paragraph 3 - The investiture of the members of the Board of Directors and Executive Board is conditioned to the prior signature of the Managers’ Statement of Consent, pursuant to the provisions of the Level 1 Regulation, as well as provided for with applicable legal requirements.

Article 25 - Before exercising their duties, each member of the management bodies shall submit to the Company, that will ensure legal secrecy, an authorization to access DIRPF (Annual Individual Income Tax Adjustment Statements), and any amendments, which will be submitted to RFB (the Brazilian Federal Revenue Service), using the form provided by the Federal Accounting Court.

Sole Paragraph - The officers shall also annually, as the case may be, submit a DCI (Confidential Information Statement) to CEP/PR (the Public Ethics Committee of the Presidency of the Republic), pursuant to Law No. 6,728/1979 and Article 9, Item I of Law No. 12,813/2013.

Article 26 - The term of office of the members of the Board of Directors and Executive Board shall be extended until the investiture of the new members takes place.

Paragraph 1 - The terms set forth in the heading of Articles 32 and 43 shall include the previous terms of office taken place less than 2 (two) prior.

Paragraph 2 - Once the maximum terms of office set forth in the heading of Articles 32 and 43 have been reached, the reappointment of the member of the Board of Directors or Board or Executive Officers may only take place after one term of office has elapsed.

Paragraph 3 - For the purposes of the heading of Article 43, the reappointment of an officer to serve on another position in Eletrobras’ Executive Board shall not be taken into consideration.

Article 27- Appointed directors are expected to participate in the investiture and in specific annual training on sessions the activities of their respective governance bodies and on subjects pertaining to Eletrobras’ business and activities, including the mandatory subjects set forth in relevant laws.

Sole Paragraph - The manager who fails to participate in any annual training provided by the Company in the last two years may not be reappointed.

Article 28 - The Board of Directors and the Executive Board shall be convened if the majority of its members are present and shall approve resolutions, respectively, by the vote of the majority attending directors or officers, except for the events of higher quorum established in these Articles of Association and applicable laws.

Paragraph 1 - Minutes shall be drawn up for each meeting, which shall be clearly written and shall record the decisions taken, which may be drawn up in summary form, in addition to the attendees, dissenting votes and abstentions from voting, and signed by all members who attend physically, remotely or electronically.

Paragraph 2 - The Board of Directors shall ordinarily meet once a month, and the Executive Board shall meet at least four times a month, pursuant to the respective Internal Regulations.

Paragraph 3- Generally the meetings of the Board of Directors and Executive Board shall be held in person, and virtual or teleconference meetings shall be permitted on an extraordinary basis.

Paragraph 4- The meetings’ agendas and material to support the decision-making process of the Executive Board and Board of Directors shall be distributed at least 3 and 7 calendar days in advance, respectively, except in cases duly justified by the Chairperson of the collegial board.

Paragraph 5 – The respective chairman, or the majority of the members of each governance body of the Eletrobras, may summon the meetings of the Board of Directors and the Executive Board on an extraordinary basis.

Paragraph 6 - In the deliberations of the Board of Directors and resolutions of the Executive Board, the respective Chairmen shall have, in addition to a personal vote, the right to the tiebreaker vote.

Paragraph 7 - The meetings of Eletrobras’ management bodies and their advisory committees may take place in physical, remote, hybrid or exclusively digital/electronic forms, with due recording of the attendance of any member who participates in the meeting in any of the ways set forth in the Articles of Association of the respective collective bodies.

Paragraph 8 - In the event of a non-unanimous decision, the justification for the dissenting vote shall be recorded at the discretion of the dissenting member, provided that the dissenting officer or director who records the dissent in the minutes of the meeting or, if this is not possible, gives immediate written notice thereof to the Board of Directors or Executive Board, shall be exempted from liability.

Article 29 - The members of the Board of Directors and of the Executive Board shall be liable under the terms of applicable laws, individually and severally, for the acts carried out and losses arising out of the Company.

Paragraph 1 - Eletrobras shall provide the members and former members of the Executive Board, the Board of Directors and the Audit Committee with defense in judicial and administrative proceedings against them for the performance of acts in the exercise of their position or function, as long as there is no incompatibility with Company interests.

Paragraph 2 - The benefit provided for in the first paragraph of this article applies:

I - to holders and former holders of afore-mentioned positions;

II - to other employees and former employees regularly vested with powers by delegation of the managers; and

Paragraph 3 - The form of the referred benefit shall be defined by the Board of Directors after hearing Eletrobras’ legal department.

Paragraph 4 - Eletrobras may maintain in the form and extent defined by the Board of Directors, complying with the provision of paragraph 1 as appropriate, a permanent insurance contract in favor of the aforementioned persons to protect them from liability for acts or facts that may be the object of judicial or administrative claim.

Paragraph 5 - Should any of said persons be found guilty, with a final and unappealable court order, based on a violation of the law or the Company’s Articles of Association or due to a negligent or intentional act, they shall reimburse Eletrobras for all costs and expenses resulting from the defense mentioned in Paragraphs 1 and 2, in addition to any harm to the Company’s image.

Paragraph 6 - Current and former Directors and Fiscal Councilors shall be entitled to have access to information and documents included in the Company’s files or database, which are essential for administrative or judicial defense in suits filed by third parties, relating to acts carried out during their terms of office.

Paragraph 7 - In the event of the previous paragraph, former managers and former directors shall only have access to information and documents classified by the Company as confidential after execution of a non-disclosure agreement provided by the Company.

Article 30 - Eletrobras managers who create compensation advantages without legal provision or in disagreement with the provisions of employment contracts, job and salary plan, collective bargaining or with the current laws, will be accountable for losses caused to the Company based on the heading of article 29 of these Articles of Association.

Article 31 - Eletrobras’ employees and managers shall abide by the maximum limit of 2 (two) paid participations in Boards of Directors of Eletrobras’ subsidiaries, as well as other directly or indirectly invested companies, whether state-owned or private.

Paragraph 1 - The candidate appointed to be part of Eletrobras’ Board of Directors is expected to report to the Company any other activities and positions, boards and committees in which they participate, especially the positions of board chairperson, so that the General Shareholders’ Meeting is able to evaluate their availability of time to exercise the position of director at Eletrobras.

Paragraph 2 - The combination of positions in boards cannot jeopardize the regular exercise of the fiduciary duties of director in the companies in which they are appointed as an Executive Board or Board of Directors member.

Paragraph 3 - The director is expected to have flawless reputation, and any person who has or may have any form of conflict of interest with the federal government or with the Company itself cannot be appointed.

CHAPTER VI

Board of Directors

Article 32 - The Board of Directors shall consist of 11 (eleven) members elected by Shareholders’ Meeting, with a unified management term of 02 (two) years. A maximum of 03 (three) reappointments shall be permitted. The Board of Directors shall therefore be comprised as follows:

I - seven directors appointed by the State Minister of Mines and Energy, two of which shall meet the conditions set forth in Article 22 of Law No. 13303/2016 and Article 36 of Decree No. 8945/2016;

II - a director appointed by the State Minister of Economy, in accordance with the applicable laws;

III - one director elected by a separate vote at the General Shareholders’ Meeting of minority holders of common shares issued by Eletrobras. The candidate shall meet the requirements set forth in Law No. 13,303/2016;

IV - one director elected by a separate vote at the General Shareholders’ Meeting, excluding the controlling shareholder, by the holders of preferred shares issued by Eletrobras, representing at least ten percent of the capital stock, excluding the shares held by the controlling shareholder and entities under its control for the purposes of this calculation. The candidate shall meet the requirements set forth in Law No. 13303/2016; and

V – one director elected as an employee representative, chosen by the direct vote of their peers among the active employees and by an election organized by the Company together with the trade union entities that represent them, pursuant to applicable laws.

Paragraph 1 - Only the preferred shareholders that prove the uninterrupted ownership of their shares during a period of at least three months immediately prior to the General Shareholders’ Meeting may exercise the right set forth in Item IV above.

Paragraph 2- The Board of Directors shall be comprised of at least 30% (thirty per cent) of independent members, respecting the stricter criterion of independence, in cases of discrepancy between the rules of Law 13,303, of June 30, 2016, and the Regulations of the Outstanding Program on Governance of State-Controlled Companies of Brasil, Bolsa, Balcão S.A. (B3).

Paragraph 3 - The People, Eligibility, Succession and Compensation Committee shall review the qualification of those appointed to be independent directors by reviewing the self-declaration forms submitted and other documents.

Paragraph 4 - The Ministry of Mines and Energy shall appoint the independent members of the Board of Directors referred to in Paragraph 2 of this Article, in case the other shareholders fail to do so.

Paragraph 5 - The Board of Directors shall elect its Chairperson and deputy at the first meeting after the election of its members, and the Chairperson shall be one of the members appointed by the State Minister of Mines and Energy - MME.

Article 33 - The Board of Directors is the Company’s strategic and collegiate decision-making body, which is expected to perform its duties considering the Company’s longterm interests, the impacts arising from its activities on the society at large and the environment, as well as the fiduciary duties of its members, in compliance with the provisions of Law No. 13,303/2016.

Paragraph 1 - The Board of Directors shall set core management guidelines by initiative of its members, or to propose them for appraisal and deliberation by the Executive Board, as well as high-level control of Eletrobras and its subsidiaries, in order to supervise the fulfillment of the guidelines issued, support the execution of approved programs and review of the results achieved.

Paragraph 2 - The Board of Directors shall meet at least once a year without the attendance of the Chairperson of the Company.

Paragraph 3 - The Board of Directors shall meet at least twice a year with attendance of external auditors.

Article 34 - The monthly compensation of the members of the Board of Directors, set at a Shareholders’ Meeting, shall not exceed ten percent of the average monthly compensation of the officers, excluding the amounts owing to vacation premium and benefits. Payment of any sort of compensation not approved by the Shareholders’ Meeting, as well as any kind of profit sharing is forbidden.

Sole Paragraph - The members of the Board of Directors shall be reimbursed for their expenses with meals, transportation, and accommodation, whenever they reside outside the city where the meeting is held and, only for transportation and meals, when residing in the city.

Article 35 - In addition to the cases provided for by the law, a position shall be vacated when the member of the Board of Directors fails to attend two consecutive meetings or three inconsecutive meetings, out of the previous 12 (twelve) meetings without justification.

Article 36 - In the exercise of its duties, the Board of Directors is also responsible, without limitation to the powers set forth in applicable laws, for:

I - authorizing the incorporation and defining the organization of its subsidiaries;

II - deciding on the acquisition of minority interest in a Company and on the disposal of Eletrobras’ shareholding in said companies;

III - recommending corporate restructuring operations in its subsidiaries, without limitation to the legal authority of the shareholders’ meetings of the respective companies to approve such operations;

IV - from time to time, assessing the strategic, operational, and financial alignment of the Company’s shareholdings to its corporate purpose;

V – deciding on the association referred to in Paragraph 1 of Article 3 of these Articles of Association;

VI – deciding on the shareholders' agreements to be executed by Eletrobras or its subsidiaries, prior to its execution, in compliance with applicable laws;

VII - establishing the loans and financing policy, provided that grating loans and financing to managers, members of the Fiscal Council, employees and controlling shareholder shall be forbidden;

VIII - issuing opinions on acts and approving contracts in compliance with the internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, given that such efforts or contracts include, without limitation, the grant of funding to public electricity utilities under its control and obtaining loans in Brazil or abroad;

IX – approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the provision of collaterals for loans or financing taken in Brazil or abroad, of companies, whether subsidiaries or not, in which it holds interest;

X – approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the arrangement of loans or funding in Brazil or abroad by its subsidiaries;

XI - deciding on the organization of technical and scientific research entities which are commercially relevant to Eletrobras, pertaining to the energy industry, as well as approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the granting of funding and provision of collaterals for those entities under its control;

XII - ordering the allocation and reallocation of tasks for Executive Board’s members, and approving the related adjustments to Eletrobras’ Organization Manual, in compliance with the allocation of attributions set forth in these Articles of Association;

XIII - proposing, to the General Shareholders’ Meeting, the capital increase, the issuance of shares, subscription warrants, and debentures of Eletrobras, except those debentures not convertible into shares, which shall be subject to resolution by the Board of Directors;

XIV - authorizing the acquisition of shares issued by Eletrobras for the purpose of cancellation or to remain in treasury and undergo subsequent sale, as well as resolve on the issuance of non-convertible securities and non-convertible debentures;

XV – decide on the trading of shares or debentures, except for the cases in which the General Shareholders’ Meeting shall deliberate on the matter;

XVI - authorize the disposal of items of the fixed assets, and the creation of encumbrances, and the granting of collaterals for third-party obligations, to the extent set by applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies;

XVII - deciding on making and accepting donations with or without charges, subject to the provisions of the Corporate Integrity Program of Eletrobras companies and the Code of Ethical Conduct and Integrity of Eletrobras Companies, also in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras companies;

XVIII - electing and removing members of the Company’s Executive Board, including the Chairperson, establishing their duties and formally allocating the responsibility for the Compliance and Risk Management departments to its members.

XIX - examining, at any time, the books and records of Eletrobras, and request information on contracts executed or about to be executed and on any other acts;

XX -implementing and supervising risk management, internal control, and compliance systems established to prevent and mitigate major risks to which Eletrobras and its subsidiaries are exposed to, including risks pertaining to the integrity of accounting and financial information, and those relating to corruption and fraud;

XXI – reviewing, at least on a quarterly basis, the balance sheet and other financial statements, without limitation to attributions of the Fiscal Council;

XXII - providing its opinion on the management reports, as well as the accounts of the Executive Board;

XXIII - approving the internal controls reports;

XXIV - electing and dismissing the independente auditors;

XXV – deciding on the appointment, in compliance with the applicable internal rules on the selection, and on the dismissal of holders of positions in the Internal Audit and Ombudsman’s Office, after approval by the Board of Directors, and, in both cases, referring said deliberation to approval of the Office of the Federal Comptroller-General;

XXVI - deciding on the tasks and operations of the departments connected to it;

XXVII - deciding on proposals of corrective measures or improvement of procedures and routines as a result of the review of the Ombudsman’s Office's opinion;

XXVIII - approving and maintaining an updated non-binding succession plan which concerns the members of the Board of Directors and Executive Board, provided that the preparation of such plan is coordinated by its Chairperson;

XXIX - setting the core guidelines for the administrative organization of Eletrobras;

XXX - appointing and approving appointments of managers for subsidiaries, invested companies, associations, and foundations, pursuant to Article 3, §§5, 6 and 7 of these Articles of Association;

XXXI – preparing, amending, and approving its Internal Regulations and those of its advisory committees in compliance with the rules on composition and responsibilities set forth in these Articles of Association and in applicable regulations;

XXXII - deciding on the distribution of interim dividends and on the payment of interest on its own capital, by initiative of the Executive Board, pursuant to Art. 47, Item XIII of these Articles of Association;

XXXIII - granting leave of absence to the Company’s CEO, including paid leave;

XXXIV - establishing the amount of appointed functions of the senior management of Eletrobras and its subsidiaries, pursuant to item II, of art. 63 of these Articles of Association, as well as approving the Eletrobras Companies’ personnel regulation, collective bargaining agreements, employee’s profit sharing program, staff and compensation plan, appointment plan, employee benefits, and employee dismissal program;

XXXV – approving the maximum number of personnel civil service exams of Eletrobras and its subsidiaries;

XXXVI - approving the Strategic Plan and the Business and Management Steering Plan, as well as the amendments thereto;

XXXVII – approving the annual budget of Eletrobras and of its subsidiaries, which shall be prepared in accordance with the Strategic Plan and the Business and Management Steering Plan, and the Business and Management Plan of each Company;

XXXVIII -approving the Business Performance Goals Contracts – CMDE, by means of which the subsidiaries of the Eletrobras System agree to meet the strategic guidelines provided for therein in order to fulfill the goals and results established by the parent Company, as well as the policy of consequences applied to Eletrobras and its subsidiaries, and thus following its actual compliance;

XXXIX - approving policies and guidelines on transactions and execution of electricity sales agreements of Eletrobras and its subsidiaries, as well as their positioning in lawsuits relating to the Electricity market, subject to the provisions under Item VIII of this Article;

XL – approving the investment projects of Eletrobras and its subsidiaries, to the extent set by the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras companies;

XLI - approving the transactions policy, in accordance with the requirements of competitiveness, compliance, transparency, fairness and equity, which shall be reviewed at least annually;

XLII - conducting individual and collective evaluation of administrators and members of Committees under the terms of the law in force;

XLIII – deciding on the creation, operation and termination of commissions and committees for advisory of the Board of Directors, in order to deepen strategic assessments and ensuring that the decision made by the collegial body is technically well-founded, as well as electing and removing their members, in compliance with applicable laws;

XLIV – approving the internal regulations to govern the appointments for positions in governance bodies of Eletrobras companies, which shall provide for the minimum requirements for appointing members of the Board of Directors, Fiscal Council, and Executive Board, in the companies in which Eletrobras and its subsidiaries hold stock, as well as those of foundations, associations, and pension funds;

XLV - establishing Eletrobras’ information disclosure policy;

XLVI - approving and supervising the fulfillment of goals and specific results to be accomplished by members of the Executive Board;

XLVII - annually reviewing the fulfillment of goals and results pertaining to the execution of the Business and Management Steering and Strategic Plan on a long-term scope, under penalty of holding the members liable for negligence, provided that it shall publish the conclusions of such review and report them to the National Congress and the Federal Audit Court, pursuant to applicable laws;

XLVIII - discussing, approving, and monitoring decisions that concern corporate governance practices, relationship with stakeholders, people management policy, and code of conduct of agents within Eletrobras, as well as the respective guidelines for its subsidiaries;

XLIX – approving the internal regulations to govern the approving authority levels within Eletrobras companies, in addition to establishing the matters and values for its decision-making authority level, and that of the Executive Board;

L – providing opinions on issues to be referred for decision of the shareholders, provided that the inclusion of the item “general matters” in the call notice shall not be permitted;

LI - approving the applicable internal regulations established by Eletrobras to govern the Compliance and Risk Management, dividend and equity interest policies, as well as other general policies of the Company;

LII – approving and issuing the Annual Letter explaining commitments to achieve public policy goals, pursuant to Law No. 13,303, dated June 30, 2016;

LIII - approving the public bid regulation;

LIV - approving the sponsorship of the healthcare and supplemental pension benefit plans, and the adhesion to a closed private pension fund, as well as monitoring compliance with the Eletrobras allocation threshold in the payment of such benefits;

LV - proposing the compensation of managers and members of other Company bodies established under these Articles of Association to the General Shareholders’ Meeting, as well as implementing and monitoring the compensation referred to in this item, including profit and income sharing, within the thresholds approved by the General Shareholders’ Meeting;

LVI - approving PAINT – Annual Internal Audit Activity Plan, and the RAINT – Annual Internal Audit Activity Report, without the attendance of the Company’s CEO;

LVII - establishing a spokesperson policy aiming at eliminating the risk of conflicting information from several departments and from Company executives;

LVIII - requesting periodic internal audits on the activities of the private supplementary pension fund that manages the Company’s benefit plan, as well as stating opining on the report submitted by the Executive Board resulting from the internal audit;

LIX - evaluating the officers and members of the Company’s committees under these Articles of Association, pursuant to Item III of Article 13 of Law No. 13,303 dated June 30, 2016, with the methodological and procedural support of the People, Eligibility, Succession and Compensation Committee;

LX – assessing, every 4 (four) years, the strategic, operational, and financial arrangement of the Company’s shareholdings with its corporate purpose, and, based on such assessment, recommend its maintenance, the total or partial transfer of its activities to another public administration structure, or divestment of the shares;

LXI – pinpointing the existence of assets which are not used by the Company’s, and assessing the need to maintain them;

LXII - approving waivers, settlements, or arbitration commitments not specified in this Article, in compliance with the rules that govern the Company’s approval levels;

LXIII - calling the General Shareholders' Meeting, in the cases provided for in Law No. 6,404, of 1976, or whenever deemed convenient; and

LXIV - deciding on the cases not covered by these Articles of Association.

Paragraph 1 - The number of senior management functions at Eletrobras and the maximum number of personnel approved by the Board of Directors pursuant to items XXXIV and XXXV of this article shall be submitted, in accordance with the law, to the approval of the Secretariat of Coordination and Governance of State-Owned Companies - SEST.

Paragraph 2 - The disclosure obligation referred to in Item XLVII does not include information of strategic nature, the disclosure is clearly harmful to the interests of the Company.

Paragraph 3 - The minutes of the Board of Directors' meetings that contain a resolution intended to take effect before third parties will be filed with the Board of Trade and published.

Paragraph 4 - Notwithstanding the assignments of duties established under the internal regulation, the Chairperson of the Board of Directors shall:

I – call and preside over the board's meetings in compliance with these Articles of Association and the internal regulation;

II – Liaise with the supervising ministry, and other representatives of the controlling shareholder, in order to clarify general business goals, as well as issues relating to the public interest to be pursued by the Company, in compliance with the provisions of Article 89 of Law No. 13,303/2016;

III – Establish channels and processes for liaison between shareholders and the Board of Directors, especially with regard to issues of governance, compensation, succession, and establishment of the Board of Directors, subject to the provisions of Article 89 of Law No. 13,303/2016;

IV – coordinate works relating to the non-binding succession plan of the members of the Board of Directors and Executive Board, with the assistance of the People, Eligibility, Succession and Compensation Committee; and

V – propose appointments for the advisory committees, including external members, to the Board of Directors.

Article 37 - The Board of Directors shall, in each fiscal year, submit the management report and financial statements for the approval of the Annual General Shareholders’ Meeting, as well as the proposed distribution of dividends and surplus values, attaching its opinion and the opinion of the Audit Committee, pursuant to item XIII of art. 48, and the independent auditors’ certificate.

Article 38 - Should there be vacancy of the Chair of the Board of Directors’, their deputy, elected under the terms of Article 32, Paragraph 5 of these Articles of Association, shall include in the agenda of the Board subsequent election, a proposal for a new Chairperson and deputy.

Article 39 - In case of vacancy of the position of director, the alternate will be appointed by the remaining directors and will serve until the first General Shareholders’ Meeting, in the form of art. 150 of Law 6,404, of 1976.

Paragraph 1 - For the Board of Directors to appoint members to the Board, under the terms of the heading, the People, Eligibility, Succession and Compensation Committee must verify the same eligibility requirements for the election to the General Shareholders' Meeting.

Paragraph 2 - The board member elected to replace the vacant position will complete the term of management of the replaced member.

Paragraph 3 - Should there be vacancy of most positions, a General Shareholders’ Meeting shall be called to carry out new elections.

Paragraph 4 - The role of Board Member is reserved for the elected member and does not allow a temporary replacement or alternate, including the employees' representative. In case of any absences or impediments of any Board member, the collegial body shall convene with the remaining members.

Article 40 - The Board of Directors shall rely on the support of the Audit and Risk Committee, Strategy, Governance, and Sustainability Committee and the People, Eligibility, Succession and Compensation Committee.

Paragraph 1 - The rules of operation of the committees mentioned in the heading of this article shall be provided for in their respective internal regulations, pursuant to Law 13,303/2016 and other applicable laws.

Paragraph 2 - Without limitation to legal powers, Eletrobras’ Board of Directors may establish additional duties to the Audit and Risk Committee, and extend its scope and performance to Eletrobras subsidiaries.

Paragraph 3 - The Audit and Risk Committee, a permanent body, shall comprise at least 3 members and no more than 5 members, including external members, whose terms of office will not coincide and are independent from the term of office of the Board of Directors, and shall abide by the conditions imposed under domestic or foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act, and the rules issued by SEC (Securities and Exchange Commission) and NYSE (New York Stock Exchange).

Paragraph 4 - The compensation of the members of the Audit and Risks Committee shall be determined by the Shareholders’ Meeting and shall not be less than the compensation of the members of the audit committee.

Paragraph 5 - The Board of Directors’ members holding a seat in the Company’s Audit and Risk Committee should receive to the compensation of members of said committee.

Paragraph 6 - The term of office of the Audit and Risk Committee members shall be 2 (two) years, which shall not coincide among its other members; and a single reelection is permitted.

Paragraph 7 -Should there be vacancy in the Audit and Risk Committee, the Board of Directors shall elect its successor to start a new term of office.

Paragraph 8 - The position of member of the Audit and Risk Committee is reserved for the elected member and does not admit a temporary replacement. In the case of absences or impediments of any committee member, the collegial body meetings shall be convened with the remaining members, provided at least two members take part in the meeting.

Paragraph 9 - At least one member of the Audit and Risk Committee shall participate in the Board of Directors’ meetings that deal with the interim financial statements, the hiring of independent auditor, and PAINT – the Annual Internal Audit Activity Plan.

Paragraph 10 - The Audit and Risks Committee is governed, with respect to other matters and including its meetings and powers, by the provisions of Law No. 13303/2016 and its regulatory decree.

Paragraph 11 - Whenever there is a need to evaluate operations with the Federal Government, its departments, foundations or federal state-owned companies, provided that they are outside the Company’s normal business area, and that are within the approving authority level of the Board of Directors, the Audit and Risk Committee shall provide prior advice, issuing its opinion regarding the intended transaction.

Paragraph 12 - The People, Eligibility, Succession and Compensation Committee is responsible for advising the shareholders and the Board of Directors in the appointment, assessment, succession, and compensation processes for managers, fiscal councilors, members of the Audit and Risk Committee, external members of the Strategy, Governance and Sustainability Committee, in addition to other duties assigned to it by the Board of Directors and established in its internal regulation.

Paragraph 13 - Without limitation to the provisions in the previous paragraph and the other powers provided for in Decree No. 8945/2016, the People, Eligibility, Succession and Compensation Committee is responsible for:

I – stating its view in order to help the Board of Directors’ members in appointing the officers and members of the Audit and Risk Committee;

II – assisting the Board of Directors in preparing and overseeing the succession plan for directors; and

III - assisting the Board of Directors in the review of proposals relating to personnel policy and in their supervision.

Paragraph 14 - The committee’s opinions shall be forwarded to the Board of Directors, which shall include, in the management’s proposal for the Shareholders’ Meeting that holds the election of members of the Board of Directors and Fiscal Board on the agenda, its opinion on the eligibility of the persons appointed to legal and regulatory requirements and preclusions, as well as those established under the Article of Incorporation, in the light of self-declaration and documents submitted by such person, and the committee’s statement.

Paragraph 15 - The same procedure described in the previous paragraph shall be followed in the election of officers and members of the Audit and Risks Committee, and the view statement of the Board of Directors shall be included in the minutes of the meeting that includes the election of the members of these bodies on the agenda.

Paragraph 16 - The duties of the People, Eligibility, Succession and Compensation Committee may cover companies in which Eletrobras directly and indirectly holds interest, to the extent decided by the Eletrobras Board of Directors and provided for in its internal regulation.

Paragraph 17 - The People, Eligibility, Succession and Compensation Committee shall consist of 3 to 5 members who participate in the Board of Directors, without additional compensation, and may also have external members with compensation set by the General Shareholders’ Meeting, and subject to the duties and responsibilities referred to in Article 165 of Law No. 6,404/1976, holding a term of office of 2 (two) years.

Paragraph 18 - The minutes of the meetings of the People, Eligibility, Succession and Compensation Committee that deal with the analysis of the eligibility of managers and/or fiscal councilors shall be published on the Company’s website, provided that such disclosure shall also be summarized, when other issues of a different nature and of a strategic nature for the Company are also addressed.

Paragraph 19- The restriction referred to in the previous paragraph shall not be imposed upon the control bodies, which shall have full and unrestricted access to the content of the minutes of the People, Eligibility and Succession Committee, pursuant to the transfer of confidentiality rules and the provisions under Law No. 13,709/2018 with respect to the handling of personal data.

Paragraph 20- The Strategy, Governance and Sustainability Committee is responsible for advising the Board of Directors in the fulfillment of its responsibilities for guiding and leading the Company, including analyses and recommendations on the definition of strategic guidelines, sustainability practices, and corporate governance practices, in addition to other tasks assigned to it by the Board of Directors, and set forth in internal regulation.

Paragraph 21 - The Strategy, Governance and Sustainability Committee shall consist of 3 to 5 members who are a part of the Board of Directors, without additional compensation, and may also have external members with compensation set by the Shareholders’ Meeting, and subject to the duties and responsibilities referred to in Article 165 of Law No. 6,404/1976, holding a term of office of 2 (two) years.

Article 41 - In addition to the committees referred to in the previous Article, the Board of Directors may create other committees to support their decision-making under the terms of Item XLIII of Article 36.

Sole Paragraph - The operation rules of the committees mentioned in the heading of this article shall be provided for in their respective internal regulations, without limitation to applicable laws.

Article 42 - Without limitation to other legal attributes, the Internal Audit shall be responsible for:

I – carrying out the auditing activities of an accounting, financial, budgetary, administrative, asset, and operating nature of the Company;

II - proposing preventive and corrective measures for deviations found; and

III - reviewing compliance and implementation by the Company of the recommendations or determinations of CGU - Office of the Federal Comptroller General, TCU - Federal Audit Court and of the Fiscal Council.

CHAPTER VII
Executive Board

Article 43 - The Executive Board shall consist of the Chairperson and up to 6 (six) officers, subject to the minimum number of 3 (three) members, all elected by the Board of Directors, with a unified management term of 2 (two) years, with a maximum of 3 (three) consecutive reinstatements being allowed.

Paragraph 1 - The Chairperson of Eletrobras shall be chosen from among the members of the Board of Directors, and the same person shall not simultaneously hold the positions of President of the Company and Chairman of the Board of Directors.

Paragraph 2 - The Board of Directors may carry out hiring processes, including by means of an independent external consulting firm specializing in the hiring of executives, without limitation to the participation of the People, Eligibility, Succession and Compensation Committee, in order to assist it in the election of members for the Executive Board and external members for the committees.

Paragraph 3 - In addition to the provisions contained in these Article of Association, the management acts by the members of the Executive Board is governed by the provisions contained in Laws 6,404/76 and 13,303/2016, as well as by Decree 8,945/2016.Article 44 - The Executive Board shall be responsible for the general management of Eletrobras, abiding by the guidelines set by the Board of Directors.

Paragraph 1 - The President and the executive officers may not exercise management, administration or consulting functions in privately-held companies, concessionaires of public electric energy services or in private companies connected in any way to the electrical sector, except in subsidiaries, special purpose vehicles and concessionaire companies under State control, in which Eletrobras has an equity interest, where they may hold positions in the Board of Directors and Fiscal Council, pursuant to the provisions of Law No. 9,292 dated July 12, 1996, regarding the receipt of compensation.

Paragraph 2 - A condition for investiture in management positions is the undertaking of commitment with specific goals and results to be achieved, which shall be approved by the Board of Directors.

Paragraph 3 - The provisions in Articles 23 and 28 of these Articles of Association apply to meetings held by the Executive Board.

Article 45 - The members of the Executive Board may not leave the position for more than thirty calendar days, except in the case of vacations or leave of absence, as well as in the cases authorized by the Board of Directors, under penalty of loss of the position.

Paragraph 1 - The grant of leave of absence or license, including paid leave, of up to 30 (thirty) days to the officers shall be the responsibility of the Executive Board, except for the responsibility of the Chief Executive Officer and the provisions of Item XXXIII of Article 36 of these Articles of Association.

Paragraph 2 - In the event of a temporary impediment, or leave, including paid leave, of any of the members of the Executive Board, the Company’s Chief Executive Officer shall appoint a substitute among the other collegial body members, except for the Chief Executive Officer, the deputy of which shall be appointed among the remaining chief officers by the Board of Directors.

Paragraph 3 - Upon definitive vacancy of a position on the Board of Executive Officers, the same criterion as described in Paragraph 2 shall be used for the replacement of the director retiring from the Company until the meeting of the Board of Directors that will decide on the permanent replacement and investiture of the new officer, thus filling the vacant position, for the remaining term to the substituted member.

Paragraph 4 - The Executive Board’s members shall be entitled to 30 (thirty) days of paid leave within one year, which can be accumulated up to a maximum of 2 (two) years, and provided that its conversion into cash and indemnities is not permitted.

Article 46 - The election of the Officer who oversees corporate integrity and risk management shall be preceded by a selection process carried out by an external consulting firm specializing in the selection of executives, without limitation to the participation of the People, Eligibility, Succession and Compensation Committee.

Paragraph 1 - The integrity area may report directly to the Board of Directors in situations of suspected involvement of the President of the Company in irregularities or when he/she fails to take the necessary measures in relation to an irregularity involving him/her.

Paragraph 2 - In the situations mentioned in the previous paragraph, the matter will be discussed without the attendance of the President of the Company.

Article 47- Members of the Executive Board are prohibited from carrying out activities that create a conflict of interest, subject to the form and term established in relevant laws.

Paragraph 1 - After their term of office, the former member of the Executive Board who is in impediment may receive compensation of an indemnity equivalent only to the fixed monthly compensation for the position he/she held, subject to paragraphs 2 and 3 of this article.

Paragraph 2 - The impediment will depend on previous opinion of the Commission of Public Ethics of the Presidency of the Republic.

Paragraph 3 - The former member of the Executive Board who returns to the position he/she held in the public or private administration prior to his investiture shall not be entitled to compensation of an indemnity, prior to the end of the period of incapacity, provided a conflict of interest does not arise thereof.

Article 48- In the exercise of its duties, the Executive Board shall particularly:

I – prepare, properly draft, and submit to the Board of Directors the matters that depend on the decision of the Board of Directors, including the core guidelines of Eletrobras’ administrative organization, previously opining on whether there is conflict of interest, except for matters that concern appointments for positions of Executive Board of Eletrobras itself, which shall be submitted to the Board of Directors directly by the Company’s Chief Executive Officer;

II - submit, until the last ordinary meeting of the Board of Directors of the previous year, the business and management master plan for the following financial year, as well as the updated long-term strategy with risk analysis and opportunities for at least the next 5 (five) years;

III - manage Eletrobras and take the appropriate measures to ensure the due execution of the guidelines and resolutions of the Board of Directors and, except for the hypotheses of mandatory submission to the Board of Directors, state its view on acts and approve contracts in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, including among such efforts or contracts, without limitation, financings to electricity utilities under its control, and the taking out of loans in Brazil or abroad;

IV - set administrative, technical, financial, and accounting standards for Eletrobras;

V – prepare Eletrobras’ budgets in accordance with the strategic plan and the multiyear business and investment plan, and supervise its execution;

VI - approve, in compliance with Article 36, Item XIII, the changes in the organizational structure of the boards of Eletrobras and its subsidiaries, including, in the case of Eletrobras, the creation, termination, and operation of committee and commissions that are connected to it;

VII - submit to the approval of the Board of Directors proposals of plans that provide for the hiring, career, access, benefits, and conduct of Eletrobras employees;

VIII - approve the names indicated by the directors to fill the positions directly subordinated to them;

IX - opine on the cases of hiring, recommendation, punishment, transfer and dismissal of employees directly subordinated to the directors;

X - delegate powers to directors to decide, on their own, with respect to matters under the assignment of the Board of Executive Officers;

XI - delegate powers to directors and employees to authorize expenses, establishing limits and conditions;

XII – authorize, pursuant to laws in force, Eletrobras employees to travel abroad, when such travel is related to technical activities or professional development essential to Eletrobras' institutional mission;

XIII - prepare, in each financial year, the Management Report, the financial statements, the distribution of dividends and the payment of interest on shareholders' equity and allocation of surplus values, to be submitted to the Board of Directors and Audit and Risk Committee for review, and to the examination and deliberation of the General Shareholders’ Meeting;

XIV - prepare plans for issuance of convertible bonds and debentures, to be approved by the Board of Directors, which will deliberate or submit to the General Shareholders’ Meeting, as the case may be;

XV - control the activities of subsidiaries;

XVI - approve an Eletrobras’ representative for the Meetings of the companies in which it holds equity, and in associations in which it participates as member, issuing instructions for their performance;

XVII - approve the trading of rights connected to the results of research, development, and innovation of its subsidiaries to the energy industry;

XVIII - establish voting guidelines for all Eletrobras subsidiaries in the Meetings of CCEE – Electric Energy Trading Chamber;

XIX – deliberate on the acquisition, sale or lien of property, in accordance with the guidelines defined in the internal regulations set forth by Eletrobras to govern the approving authority levels within Eletrobras Companies in force;

XX – prepare, amend and approve its Internal Regulations;

XXI - supervise and monitor corporate entities, including Special Purpose Vehicles - SPVs, in which it holds equity, with regard to governance practices, results presented, and control, proportionally to the relevance, materiality, and risks of the business;

XXII – approve Eletrobras’ appointment of fiscal councilors for its subsidiaries, invested companies, associations, and foundations, in addition to the appointments of subsidiaries for management and fiscal bodies of their invested companies, associations, and foundations, in accordance with the approval levels defined in internal regulations prepared by Eletrobras;

XXIII - analyze the results of its businesses and monitor the sustainability of its business activities, strategic risks, and respective mitigation measures, preparing management reports with management indicators;

XXIV - make qualified personnel and an appropriate structure to act as secretary and provide the necessary technical and operational support available to other governance bodies;

XXV - propose the incorporation of subsidiaries, and the acquisition of minority shareholdings to fulfill the Company’s corporate purpose, subject to the applicable legal provisions;

XXVI - decide on matters submitted by any Officer;

XXVII – approve the Company’s quarterly financial information; and

XXVIII - fulfill and enforce these Articles of Association, the resolutions of the Shareholders’ Meeting, and of the Board of Directors, as well as evaluate the recommendations of the Fiscal Council.

CHAPTER VIII

Assignments of Chief Executive Officer

Article 49- Without limitations of other assignments of the Executive Board, the Company’s Chief Executive Officer shall be responsible for:

I - arranging the preparation, management, and monitoring of the Strategic Planning and the Business and Management Master Plan of Eletrobras, as well as supervising the preparation of the Eletrobras companies’ Business and Management Plans, and monitoring their execution;

II - promoting energy efficiency concerning Federal Government Programs and the Eletrobras companies, in Brazil and abroad;

III - representing Eletrobras, in legal proceedings or otherwise, or before other companies and the public in general, given that he/she may delegate such assignments to any officer, as well as appointing representatives, attorneys-in-fact, agents or proxies, always establishing in a private instrument the extent of the powers delegated;

IV – issuing acts pertaining to the hiring, appointment, promotion, transfer, and dismissal of employees, given that he/she may delegate such assignments;

V - rendering the appointments approved by the Executive Board;

VI developing internal regulations to govern the relationship between the Holding and Eletrobras companies with the Company and coordinating press activities, internal communication, events, advertisement, sponsorship, and ceremonies;

VII - along with another director, execute transactions with the financial resources of Eletrobras and to sign acts and contracts, provided that this power may be delegated to the other officers and attorneys-in-fact or employees of Eletrobras, upon approval of the Executive Board;

VIII – ratifying, pursuant to the applicable laws, the act of Eletrobras companies that approves for the removal from the country of employees, except as provided for in Article 48, XII of these Articles of Association;

IX – appointing an electoral commission with the purpose of organizing the election of the employees’ representative on the Board of Directors, also being responsible for announcing the winning candidate and communicating the result to the controlling shareholder, for the adoption of the necessary measures for the appointment of the employees’ representative on the Board of Directors to be taken;

X - coordinating the activities of the Executive Board’s members;

XI - ratifying the bidding processes, according to the assignments as established in Eletrobras’ internal regulations, provided that he/she may delegate such assignments;

XII - keeping the Board of Directors and the Fiscal Council informed of the Company’s activities; and

XIII – exercising other assignments established by the Board of Directors.

Article 50- Without limitation to other activities assigned to them by the Board of Directors, the Officers have the following assignments:

I – to manage the activities in its area of operation, in compliance with the Strategic Planning, the Business and Management Steering Plan of the Holding, and the Business and Management Plans of the Eletrobras companies;

II – to participate in the meetings of the Executive Board, contributing to the definition of the policies to be followed by the Company and reporting the issues of his/her respective practice area; and

III – to fulfill and enforce the general business guidelines of the Company established by the Board of Directors in the management of his/her practice area.

CHAPTER IX
Fiscal Council

Article 51- The Fiscal Council, which is permanent, shall be comprised of 5 (five) members and their respective alternates, elected by the General Shareholders' Meeting, all Brazilians residing and domiciled in the country, shareholders or non-shareholders, for 2 (two) year terms, for up to 2 (two) consecutive reappointments. The Fiscal Council shall be comprised as follows:

I – 1 (one) member and his/her alternate appointed by the Ministry of Economy, as representative of the National Treasury, who shall be a public servant with permanent connection with the federal government;

II – 2 (two) members and their respective alternates elected by the controlling shareholder;

II – 1 (one) member and his respective alternate elected by the minority shareholders; and

II – 1 (one) member and his respective alternate elected by the holders of preferred shares.

Paragraph 1 - The members and their respective alternates of the Fiscal Council appointed under the terms of Items III and IV of this Article shall be elected by separate vote.

Paragraph 2 - Within the period provided for in the heading of this article, the preceding terms of office occurring less than 2 (two) years prior shall be considered.

Paragraph 3 - Once the maximum term provided for in the heading of this Article has been reached, the return of the member of the Fiscal Council can only occur after a period equivalent to one term of office.

Article 52- The investiture in the position of Fiscal Council of Eletrobras shall abide by applicable legal requirements, especially the provisions under Article 26 of Law No. 13,303/2016, and to Article 41 of Decree 8,945/2016, as well as those provided for in the internal regulations established by the Company to govern appointments for positions in governance bodies of Eletrobras companies, and should always be preceded by an opinion issued by the People, Eligibility, Succession and Compensation Committee.

Paragraph 1 - Whenever an internal regulation established by Eletrobras is intended to impose additional requirements to those set forth in the applicable laws to Fiscal Council members of Eletrobras, such requirements shall be forwarded to the General Shareholders’ Meeting for deliberation by the shareholders.

Paragraph 2 - The members of the Fiscal Council shall be invested in their offices regardless of a term of investiture, as from the date of the respective election.

Paragraph 3 - The fiscal council member shall, before taking up office, submit authorization to the Company for access to DIRPF - the Annual Individual Income Tax Adjustment Statements, and any amendments submitted to RFB - the Brazilian Federal Revenue Service, according to the form provided by the Federal Accounting Court.

Paragraph 4 - The monthly compensation due to the members of the Fiscal Council shall not exceed ten percent of the average monthly remuneration of the officers, excluding the amounts related to additional vacation and benefits. Payment of profit sharing and payment of compensation exceeding the amount paid to directors is forbidden.

Paragraph 5 - The elected fiscal council members shall participate as of the investiture and in annual specific training on corporate legislation and capital markets, disclosure of information, internal control, code of conduct, Law 12,846/2013 and other themes related to Eletrobras’ activities.

Paragraph 6 - The fiscal council member who fails to participate in any annual training provided by the Company in the last two years will not be reappointed.

Paragraph 7 - The members of the Fiscal Council shall exercise their functions, which may not be delegated, in the sole interest of the Company, and it is considered abusive of to cause damage to the Company, its shareholders or administrators, or to obtain an advantage for themselves or to others to which they are not entitled and that results, or may result, in damages to the Company, its shareholders or administrators.

Paragraph 8 - The hiring of insurance set forth in paragraphs 1 and 4 of Article 29 of these Articles of Association applies to the members of the Fiscal Council.

Paragraph 9 - The limitations set forth in the heading and of the Article 31 and its Paragraphs 1 and 2 of these Articles of Association shall be applicable to the Fiscal Council.

Article 53- At the first meeting after the election, the Fiscal Council members shall sign the term of adhesion to the Code of Ethics Conduct and Integrity of Eletrobras Companies and the current internal regulations defined by the Company, as well as elect its Chairperson, who shall be responsible for forwarding for assessment of the Company, the opinion and recommendations of the body, recorded in the book of minutes and Opinions of the Fiscal Council.

Paragraph 1 - In the event of vacancy, resignation, impediment, or unjustified absence in two consecutive or three non-consecutive meetings, in the last 12 (twelve) meetings, the member of the Fiscal Council shall be replaced, until the end of the term, by the respective alternate, who shall be entitled to the respective compensation.

Paragraph 2 - The members of the Fiscal Council shall be reimbursed for its expenditure with transportation, meals and accommodation, whenever they live outside the city in which the meeting is held, and, if they reside in the city, only for transportation and meals expenses.

Article 54 - In the exercise of its duties, the Fiscal Council is responsible, without limitation to the powers set forth in the applicable laws, for:

I - supervising, for any of its members, the acts of the managers and checking compliance with their legal and statutory duties;

II - providing their opinion on the annual report of the administration, stating in its opinion the additional information deemed necessary or useful for the decision of the General Shareholders’ Meeting;

III - providing opinion on proposals of the management bodies to be submitted to the General Shareholders’ Meeting regarding the modification of the share capital, issue of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, consolidation, merger or spin-off;

IV - denouncing, through any of its members, to the management bodies and, if they do not take the necessary measures for the protection of the interests of Eletrobras, to the General Shareholders’ Meeting, any errors, fraud or crimes they discover, and suggest useful measures;

V - calling the Annual General Shareholders’ Meeting, if the management bodies delay the call for more than one month, and the Extraordinary Shareholders’ General Meeting, whenever there are serious or urgent reasons, including on the agenda of the Shareholders’ Meetings such matters as they deem necessary;

VI - reviewing, at least on a quarterly basis, the balance sheet and other financial statements, periodically prepared by Eletrobras;

VII - reviewing the financial statements of the accounting year, and commenting on them;

VIII – carrying out the assignments provided for in Items I to VII, in the case of liquidation of Eletrobras;

IX – reviewing RAINT – Annual Internal Audit Activity Report, and PAINT – the Annual Internal Audit Plan;

X – at least once a year, conducting a performance appraisal of its members and of members of the Fiscal Council, as a collective body, under the terms of the applicable laws;

XI – preparing, amending, and approving its internal regulations;

XII - monitoring equity, financial and budgetary executions, with powers to examine books, any other documents and request additional information;

XIII - overseeing compliance with Eletrobras’ participation limit in the funding of health care and complementary pension benefits; and

XIV - providing, whenever requested, information on matters within its responsibility to the shareholder, or group of shareholders, who represent at least 1% (one percent) of the Company’s capital stock.

Paragraph 1 -The management bodies shall, by means of a written communication, make copies of the minutes of their meetings available to the members of the Fiscal Council within ten days and, within fifteen days of their receipt, copies of the balance sheets and financial statements, prepared from time to time, and budget execution reports.

Paragraph 2 - The members of the Fiscal Council shall attend the meetings of the Board of Directors or of the Executive Board, in which they decide on the matters which they should comment on (Items II, III and VII of this Article).

Article 55- The Fiscal Council shall meet ordinarily once a month and, extraordinarily, whenever summoned by the Chairperson of the Collegial Board.

Sole Paragraph - The meetings held by the Fiscal Council shall abide by the provisions under Article 28 of these Articles of Association, in compliance with the minimum quorum of three directors for the meeting and approval of issues of its competence.

CHAPTER X

Accounting Year and Financial Statements

Article 56- The fiscal year shall coincide with the calendar year, beginning on January 1 and ending on December 31 of each year, and shall comply with respect to the financial statements, with the provisions of Law 3,890-A/1961, to Federal laws on electric energy, to the laws on public companies and to these Articles of Association.

Paragraph 1 - In each fiscal year, a dividend distribution at least twenty-five percent of the net income, adjusted according to applicable laws, shall be mandatory, subject to the Dividend Distribution Policy.

Paragraph 2 - The amounts of dividends and interest paid or credited as compensation on shareholders' equity, due to shareholders will be subject to financial charges, from the end of the fiscal year up to the day of effective payment or collection, without limitation to the incidence of Interest, when such payment is not made on the date set by the General Shareholders’ Meeting.

Paragraph 3 - The amount of interest, paid or credited, as interest on capital, pursuant to art. 9, Paragraph 7 of Law No. 9,249, dated December 26, 1995, and of the pertinent laws and regulations, may be allocated to the holders of common shares and the minimum annual dividend of the preferred shares, integrating such amount to the amount of the dividends distributed by Eletrobras for all legal purposes.

Article 57- The General Shareholders’ Meeting shall allocate, in addition to the legal reserve, calculated on the net profit for the year:

I - one percent as a reserve for studies and projects, intended to cover studies and projects of technical-economic feasibility of the electric energy sector, whose accumulated balance may not exceed two per cent of the paid-in capital stock; and

II - fifty percent, as an investment reserve, intended to be invested in the investments of public electricity utility concessionaires, whose accumulated balance may not exceed seventy-five percent of the paid-in capital stock.

Article 58- The Annual General Shareholders’ Meeting shall allocate annually the amount corresponding to up to one per cent calculated on the net profits of the fiscal year, observing the limit of one per cent of the paid-in capital stock, to cover the provision of social assistance to its employees, in accordance with plans approved by the Board of Executive Officers.

Article 59- Eletrobras shall allocate on a yearly basis, from its own budget, at least one half percent) of the paid-in capital as of the closing of the immediately preceding financial year, stated in the budget, for use in technological development programs.

Article 60- The right to file a lawsuit that has as its subject to claim the payment of dividends reaches it statute of limitations within three years, which, if not timely claimed, will revert to the benefit of Eletrobras.

CHAPTER XI
Employees

Article 61- The positions of holders of organizational units connected to the Board of Directors shall be reserved preferably by employees of the permanent staff of Eletrobras or its companies.

Article 62- The employees of Eletrobras, its subsidiaries and affiliated companies shall abide by the provisions of Labor Laws, Law No. 3.890-A/1961, and of these Articles of Association, accordingly.

Article 63- The Eletrobras staff shall be composed of:

I - personnel hired to positions of permanent staff, upon prior approval in a civil service exam, consisting of tests, or of tests and credentials;

II - persons in senior management positions, the amount of which shall be determined by the Board of Directors, in accordance with the provisions of item XXXIV of art. 36 of these Articles of Association; and

III - personnel hired for a fixed term contract, abiding by the applicable laws.

Paragraph 1 - The senior management's trust functions and the powers and responsibilities of their respective holders shall be defined in the Eletrobras job and salary plan.

Paragraph 2 - Requirements for the filling of other positions, exercise of assignments, and respective salaries shall also be set in the Staff and Compensation Plan.

Paragraph 3- The assignments referred to in Paragraph 1 may, exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists outside the Company’s permanent staff.

Paragraph 4 - Occupants of appointed positions who carry out management acts aiming to create salary advantages without legal provision or in disagreement with the provisions of employment contracts, job and salary plan, collective bargaining or with the current laws, will be accountable for losses caused to the Company, without limitation to the penalties set forth in the Code of Ethics and Conduct of Eletrobras Companies.

Article 64- After the end of each financial year of Eletrobras, and once accumulated losses are deducted and the provision for income tax and earnings of any nature is made, employees will be entitled to participate in profits, subject to the rules contained in the employment contracts, agreements and collective bargaining executed by it, and the specific guidelines established by the Department of Coordination and Governance of State-Controlled Companies.

Article 65- Eletrobras shall provide healthcare and offer supplementary pension plans to its employees, under the terms and conditions approved by the Board of Directors.

CHAPTER XII
General

Article 66- Eletrobras, by means of its management and under the terms and limits established under the law, is required to provide information to the State Minister of Mines and Energy, to the Federal Government’s control bodies, as well as to the Federal Accounting Court and to the National Congress, in the latter case by means of the State Minister of Mines and Energy.

Sole paragraph. The Chief Executive Officer, when summoned, is obliged to appear personally before any of the committees of one or another House of Congress, to give information on a previously determined matter, under penalty of loss of office, in the absence of attendance without justification.

Article 67- Once all legal requirements have been met, the Executive Board shall arrange the publication of the following in Eletrobras’ website:

I - the bidding notices for public procurements;

II - personnel regulations, with the rights and duties of employees, the disciplinary regime and the rules on accountability;

III - personnel report, broken down into three columns, showing the total number of employees and the number of filled positions provided and vacancies, as well as broken down by career or category, on June 30 and December 31 of each year; and

IV - the wages, benefits, advantages and plans any other payments that make up the compensation of its employees.

Article 68- The Internal Audit, the Ombudsman’s Office and the Governance Department shall be directly connected to the Board of Directors.

Article 69- The organizational units connected to Eletrobras’ Board of Directors and Executive Boards may operate in a unified manner in all subsidiaries, under the terms and to the extent that they may be approved by the Eletrobras’ Board of Directors.

Sole Paragraph - The performance assessment methodology relating to the representatives of Eletrobras companies in investees may take into account the degree of compliance with requests for information made by the Eletrobras’ Ombudsman’s Office and Internal Audit.

Article 70 – After the privatization of the Company, pursuant to Law No. 14,182, of 2021, the Articles of Association of the Company shall have the form of Schedule I of these Articles of Association.

Call Notice - Annex II

SCHEDULE I OF THE ARTICLES OF ASSOCIATION OF ELETROBRAS

POST-OFFER ARTICLES OF ASSOCIATION

CHAPTER I

Name, Organization, Headquarters and Corporate Object

Article 1 - Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) is a publicly-held Company, which shall comply with these Articles of Association and the applicable law.

Sole Paragraph. The Company was incorporated as a partially federal-government-owned company, authorized under Law No. 3890-A, of 1961, and privatized under Law No. 14,182, of 2021.

Article 2 - The Company, its shareholders, managers, and members of the advisory committees and the Fiscal Council shall be subject to the provisions of BM&FBOVESPA’s Corporate Governance Level 1 Listing Regulation (“Level 1 Regulation”).

Article 3 – Eletrobras’ registered address is in the Federal Capital and its main office in the city of Rio de Janeiro, State of Rio de Janeiro, and shall, for an indefinite period, conduct its business directly or through subsidiaries or companies with which it may be associated. Furthermore, to accomplish its corporate purpose, it may open offices and branches in Brazil or abroad.

Paragraph 1 - Eletrobras, directly or through its subsidiaries may associate with other parties, with or without capital contributions, to establish business consortia or hold interest in companies, with or without majority stock, in Brazil or abroad, directly or indirectly targeted at the production, transmission, trading or distribution of electricity.

Paragraph 2 - The validity of any and all instruments executed directly by Eletrobras or through its subsidiaries, intended to carry out the provisions under §1 of this Article, shall be conditioned to the prior authorization of at least two thirds of the Board of Directors.

Paragraph 3 - For the purposes of any association provided for in §1, Eletrobras shall be responsible for the financing necessary to accomplish its corporate purpose, as well as that of its subsidiaries, and may delegate such task, pursuant to the internal regulations established by Eletrobras to govern the approval levels within Eletrobras companies.

Paragraph 4- Subsidiaries shall abide by the administrative, financial, technical, and accounting rules established by Eletrobras.

Paragraph 5 - Eletrobras’ representatives in the management of companies in which it participates, either subsidiaries or not, shall be chosen by the Eletrobras’ Board of Directors, according to the criteria set forth by law, these Articles of Association, and the internal regulations established by Eletrobras, provided that Eletrobras' or the subsidiary's employees shall be preferably appointed for such position.

Paragraph 6 - The appointments of Eletrobras’ subsidiaries for positions in their respective executive boards and for the positions of managers and fiscal directors in their investees, associations, and foundations, shall be forwarded to Eletrobras for appraisal of the legal investiture requirements, and for prior approval, accordingly, pursuant to the authority level defined in Eletrobras’ internal regulations.

Paragraph 7 - The appointments for positions of Chief Executive Officer of direct subsidiaries of Eletrobras shall be rendered by the Eletrobras’ Board of Directors, notwithstanding the legal duty of the subsidiaries’ Boards of Directors to decide on the election of the respective appointees.

Article 4 - The corporate object of Eletrobras is:

I - to perform assessments, projects, construction and operation of electricity plants, lines of transmission and distribution, as well as to execute business acts arising from such activities, such as the trading of electricity;

II - to further and support research in the energy industry, pertaining to the generation, transmission, and distribution of electricity, as well as assessments of utilization of reservoirs for multiple purposes, and to participate in programs which encourage alternative sources of energy production, rational use of energy, and the implementation of smart energy networks.

CHAPTER II

Obligations and Responsibilities

Article 5 - Eletrobras shall take all appropriate measures so that its managers, agents, employees, and any other persons acting on its behalf, as well as its subsidiaries, managers, agents, employees, and any other persons acting on their behalf, conduct operations in compliance with the provisions of the Eletrobras Companies’ Code of Ethical Conduct and Integrity, the United States Foreign Corrupt Practices Act of 1977, 15 USC §78-dd-1, et seq., as amended, and its subsequent amendments, hereinafter referred to as FCPA, as well as Brazilian anti-corruption laws.

Sole paragraph - Eletrobras shall conduct its business, investments, and interactions with related parties in accordance with its Related Party Transactions Policy, as well as the following principles and guidelines:

I – sustainable development based on the best social, environmental, and corporate governance practices in its operations and business opportunities, considering its impacts on the environment, society, and governance system;

II - compliance with the Eletrobras Companies’ Compliance Program;

III – ensure compliance of its corporate governance system, including its subsidiaries, with the principles of transparency, equity, accountability, and corporate responsibility;

IV – full compliance with the Eletrobras Companies’ Code of Ethical Conduct and Integrity, FCPA, Law No. 12846, of 2013, and any other anti-bribery and anticorruption laws, as well as any other laws, rules, or regulations of similar purpose and effect applicable to the Company, refraining from practicing any conduct prohibited by said regulations; and

V – compliance with the ideals and rules provided in the voluntary self-regulation rules to which the Company adheres by decision of by Eletrobras’ Board of Directors.

CHAPTER III

Capital Stock, Shares, and Shareholders

Article 6 - The capital stock is BRL 39,057,271,546.52 (thirty-nine billion, fifty-seven million, two hundred seventy-one thousand, five hundred forty-six Brazilian reais and fifty-two cents), divided into 1,288,842,596 (one billion, two hundred eighty-eight million, eight hundred forty-two thousand and five hundred ninety-six) common shares, 146,920 (one hundred forty-six thousand, nine hundred and twenty) class “A” preferred shares, and 279,941,393 (two hundred seventy-nine million, nine hundred forty-one thousand, three hundred and ninety-three) class “B” preferred shares and 1 (one) special class preferred share, to be held exclusively by the Federal Government, all without par value.

Sole Paragraph – Eletrobras is hereby authorized to raise its capital stock up to the limit of R$ 80,000,000,000 (eighty billion Brazilian reais). Within the limit authorized in this paragraph, the Company may, through the approval of the Board of Directors, increase is capital stock without an amendment of the Articles of Association, via issuance of common shares, as follows:

I – the Board of Directors shall determine the terms and conditions for the issuance of shares, including price and payment deadlines;

II – If the issuance of securities within the authorized capital stock under this sole paragraph and the offer of such securities via sale in the stock exchange or public subscription, as set forth in Law No. 6,404, of 1976, the shareholders of the Company shall not have preemptive right to subscribe.

Article 7 - Eletrobras’ shares shall be:

I - common, registered voting shares;

II – class “A” and class “B” preferred, registered shares without right to vote in Shareholders’ Meetings; and

III - 1 (one) special class preferred share, to be held exclusively by the Federal Government, which shall not confer voting rights in General Shareholders’ Meetings, except for the veto right set forth in §3 of art. 13 of these Bylaws.

Paragraph 1 - Both types of shares may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution hired for such purpose.

Paragraph 2 - Whenever the share ownership is transferred, the depositary financial institution may charge from the selling shareholder the transfer fee, subject to the maximum limits, set by CVM (the Brazilian Securities and Exchange Commission).

Paragraph 3 - Each common share shall entitle the holder to one vote in the resolutions of the General Shareholders’ Meeting, subject to the limits established in these Bylaws.

Article 8 - Any shareholder or group of shareholders, Brazilian or foreign, public or private, shall not exercise the right to vote in a number greater than the equivalent to the percentage of 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided, independently of its participation in the capital stock.

Sole Paragraph – If the preferred shares issued by the Eletrobras start to confer voting rights pursuant to art. 111, §1, of Law No. 6.404, of 1976, the limitation contained in the main section of this art. 8 will apply to such preferred shares, so that all shares held by the shareholder or group of shareholders that confer the right to vote in relation to a given resolution (whether common or preferred) are considered for the purposes of calculating the number of votes according to the main section of this article.

Article 9 - The execution of shareholders’ agreements aiming at regulating the exercise of voting rights in a number greater than the percentage corresponding to 10% (ten percent) of the total number of shares into which the voting capital stock of the Eletrobras is divided is prohibited, including in the case described in art. 8, single paragraph.

Paragraph 1 - The Company shall not file a shareholders’ agreement on the exercise of voting rights that conflicts with the provisions of these Articles of Association.

Paragraph 2 - The chair of Eletrobras shareholders’ meeting will not take into account votes cast in breach of the rules set forth in arts. 8 and 9 of these Articles of Association, notwithstanding the exercise of the right of veto by the Federal Government, pursuant to §3 of art. 13 of these Articles of Association.

Article 10 – For the purposes of these Articles of Association, a group of shareholders shall be composed by two or more shareholders of the Company:

I – who are parties to a voting agreement, either directly or through controlled or controlling companies or companies under common control;

II – If one is, directly or indirectly, the controlling shareholder or controlling company of the other or of others;

III – which are companies directly or indirectly controlled by the same person or company, or group of people or companies, shareholders or not; or

IV - which are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality in law or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are direct or indirectly controlled by the same person or company, or group of people or companies, shareholders or not.

Paragraph 1 - In the case of investment funds with a common administrator or manager, only those whose investment policy and of exercise of votes at shareholders' meetings, under the terms of the respective bylaws, is the responsibility of the administrator or manager, as the case may be, on a discretionary basis.

Paragraph 2 - In addition to the provisions of the main section and preceding paragraphs of this article, any shareholders represented by the same agent, manager or representative in any capacity shall be considered parties to the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depositary bank, provided that they do not fit into any of the other cases provided for in the main section or in §1 of this article.

Paragraph 3 - In the case of shareholders' agreements dealing with the exercise of voting rights, all of their signatories shall be considered, pursuant to this article, as members of a group of shareholders, for the purpose of applying the limitation to the number of votes they deal with the articles 8th and 9th.

Paragraph 4 - The shareholders must keep the Eletrobras informed if they are part of a group of shareholders under the terms of these Articles of Association, if such group of shareholders holds, in total, shares representing 10% (ten percent) or more of the voting capital of the Eletrobras.

Paragraph 5 - The chairman and secretary of shareholders' meetings may ask shareholders for documents and information, as they deem necessary to verify the possible belonging of a shareholder to a group of shareholders that may hold 10% (ten percent) or more of the voting capital of the Eletrobras.

Art. 11 - The shareholder or group of shareholders that, directly or indirectly, becomes the holder of common shares that, in total, exceed 30% (thirty percent) of the voting capital of Eletrobras and that fails to hold a percentage under such threshold within 120 (one hundred and twenty) days, shall carry out a public offer for the acquisition of all other common shares, for an amount at least 100% (one hundred percent) higher than the highest stock quote of the respective shares in the last 504 (five hundred and four) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.

Single paragraph. The obligation to carry out a takeover bid, pursuant to art. 11, will not apply to the effective, direct or indirect interest of the Union in the Company's voting capital on the date of entry into force of the provision, but will apply if in the future, after reduction, its equity interest increases and exceeds the percentage of 30% (thirty percent) of the Company's voting capital.

Art. 12 - The shareholder or group of shareholders that, directly or indirectly, becomes the holder of common shares that, in total, exceed 50% (fifty percent) of the voting capital of Eletrobras and that fails to hold a percentage under such threshold within 120 (one hundred and twenty) days, shall carry out a public offer for the acquisition of all other common shares, for an amount at least 200% (two hundred percent) higher than the highest stock quote of the respective shares in the last 504 ( five hundred and four) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.

Single paragraph. The obligation to carry out a takeover bid, pursuant to art. 12, will not apply to the effective, direct or indirect interest of the Union in the Company's voting capital on the date of entry into force of the provision, but will apply if in the future, after the Offer, its equity interest increases and exceeds the percentage of 50% (fifty percent) of the Company's voting capital.

Article 13 - Preferred shares may not be converted into common shares, and, in case of class “A” and “B” preferred shares, shall have preemptive right in capital reimbursements and dividend distributions.

Paragraph 1 - Class “A” preferred shares, which refer to those subscribed until June 23, 1969, as well as those resulting from related bonus, shall have preemptive right in distributions of dividends, given that such dividends shall be applied at the rate of eight percent per year on the equity relating to the aforesaid category and class of shares, to be equally apportioned among them.

Paragraph 2 - Class “B” preferred shares, which refer to those subscribed until June 23, 1969, shall have preemptive right in distributions of dividends, given that such dividends shall be applied at the rate of 6% (six) percent per year on the equity relating to the aforesaid category and class of shares, to be equally apportioned among them.

Paragraph 3 – The conversion of 1 (one) class B preferred share held by the Federal Government into 1 (one) special class preferred share shall be allowed. The special class preferred share, to be held exclusively by the Federal Government, created under art. 3, item III, sub item “c”, of Law No. 14,182, of 2021, and art. 17, §7, of Law No. 6,404, of 1976, shall grant the Federal Government the power to veto resolutions which aim to modify the bylaws in order to remove or modify the voting rights and execution of shareholders’ agreement restrictions set forth in arts. 8 and 9 of these Articles of Association.

Paragraph 4 – The class “A” and “B” preferred shares shall also partake, under equal conditions, with the common shares and the special class preferred share in the distribution of dividends, after the lower band of the minimum dividends provided in Paragraphs 1 and 2 above have been paid to the latter, subject to the provisions of Paragraph 5.

Paragraph 5 – Class “A” and “B” preferred shares shall be entitled to receiving dividends, which shall be apportioned per share, at least 10% (ten) percent higher than the dividend paid to each common share.

Article 14 - Eletrobras’ capital increases shall be carried out by public or private subscription and absorption of reserves, thus capitalizing funds as provided by law.

Paragraph 1 - In capital increases, preemptive right shall be warranted to all Eletrobras’ shareholders, proportional to their stock, except as provided for in item II of the sole paragraph of art. 6.

Paragraph 2 - Eletrobras may increase capital by subscribing or converting securities or credits into shares, up to a limit of 2/3 (two thirds) of preferred shares relating to the total shares issued.

Article 15- The payment of the shares shall comply with the rules and conditions established by the Board of Directors.

Sole Paragraph - The shareholder that does not make its payment in accordance with the rules and conditions referred to in this Article shall be automatically deemed in default, and shall pay additionally inflation adjustment, interest of twelve percent per year, and a penalty of ten percent on the amount of the overdue installment.

Article 16 - Eletrobras may issue non-convertible bonds and debentures.

Article 17 - Eletrobras, by decision of the Board of Directors, may purchase its own shares to cancel or hold them in treasury for subsequent sale, limited to the amount of the balance of profits and reserves, excluding the legal reserve, subject to applicable legal and regulatory provisions.

Article 18 - The redemption of shares of one or more classes may be undertaken upon resolution of an Extraordinary Shareholders’ Meeting, regardless of approval by the Special Shareholders' Meeting of impacted the types and classes of shares, except for the special class preferred share, to be held exclusively by the Federal Government, which shall only be redeemed if authorized by law.

CHAPTER IV

Shareholders’ Meeting

Article 19 - The Shareholders’ Meeting shall be held within the first 4 (four) months following the end of the fiscal year, at a date and time previously set, to:

I - review the managers’ accounts, and examine, discuss and vote on financial statements;

II - decide the allocation of the net profit for the year and the distribution of dividends; and

III - elect and remove the members of the Board of Directors and the Fiscal Council, and set the total compensation of the managers, Fiscal Council members, members of the Audit and Risk Committee and of the external members of the other Committees under the Articles of Association, in compliance with the applicable laws.

Sole Paragraph - The Board of Directors, through its Chairman, shall make nonbinding recommendations to Eletrobras' shareholders, for the appointment of new members for this collegial body, considering their intended professional profile and background, based on the results of their performance appraisal, referral policy guidelines, and succession career plan.

Article 20- In addition to the issues provided for in Law No. 6,404, of 1976, and in other statutes and regulations, the General Shareholders’ Meeting shall meet, in in-person or remote or partially remote meetings, pursuant to applicable laws, in particular to resolve on the following matters:

I - disposal, in whole or in part, of capital stock shares of Eletrobras or its subsidiaries;

II - change of the capital stock;

III - waiver of subscription rights in shares or convertible debentures of subsidiaries;

IV - issuance of debentures convertible into shares or their sale, held by the treasury;

V - sale of convertible debentures issued by subsidiaries;

VI - issuance of any other bonds or securities, in Brazil or abroad;

VII - spin-off or merger of the Company;

VIII - exchange of shares or other securities issued by the Company;

IX - redemption of shares of one or more classes, regardless of approval at a Special Shareholders’ Meeting of impacted types and classes, except for the special class preferred share, to be held exclusively by the Federal Government, which shall only be redeemed if authorized by law; and

X – approval of the execution of indemnification contracts by the Company.

Paragraph 1 - The General Shareholders’ Meeting may only resolve on the agenda described in the respective call notice. General matters resolutions are not permitted.

Paragraph 2 - The resolutions of the Shareholders’ Meeting shall be taken by majority vote, except for those that require a special quorum, with the vote of each shareholder being proportional to its stake in the Company’s capital, subject to the voting rights restriction of 10% (ten percent) of the voting capital stock of the company in the exercise of voting rights by each shareholder or group of shareholders, provided for in arts. 8 and 9 of these Articles of Association.

Paragraph 3 – For the purpose of calculation of the number votes required to pass a resolution, the limitation to the voting rights set forth in §2 of this article shall be taken into account.

Paragraph 4 - The resolutions of the Shareholders’ Meeting shall be recorded in the minutes book, and may be taken in summary form.

Paragraph 5 - The voting justifications may be recorded, if so willed by the shareholder or its representative.

Paragraph 6 - Abstentions shall be included in the minutes and in the meeting press release.

Paragraph 7 - The General Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors, or by a deputy appointed by the said body, who shall also appoint the secretary.

Article 21 - The meeting call notice shall set out conditions for the attendance of shareholders in the General Shareholders’ Meeting in compliance with the requirements established by law for such purpose.

Article 22 - The shareholder may be represented by an attorney-in-fact at the General Shareholders’ Meetings, pursuant to Article 126, Paragraph 1 of Law 6,404, of 1976.

Paragraph 1 - The documents proving the identity of shareholders and their representatives should be delivered at Eletrobras’ offices, according to the call notice.

Paragraph 2 - The shareholders who attend the meeting shall comply with the requirements in the call notice.

Paragraph 3º- The signature certification of the power of attorney granted by shareholders not residing in Brazil and by holders of Brazilian Depositary Receipts (BDR) shall not be compulsory, and the power of attorney shall be filed at the registered office of Eletrobras seventy-two hours in advance of the day on which the Shareholders’ Meeting shall occur.

Paragraph 4 - Eletrobras shall facilitate participation and remote voting according to the Instruction of the Brazilian Securities and Exchange Commission - CVM.

CHAPTER V
Management

Article 23 - The Management of Eletrobras, under the terms of these Articles of Association and applicable laws, is under the responsibility of the Board of Directors and the Executive Board.

Article 24 - Only natural persons, whether resident in Brazil or not, may take up positions in the Management of Eletrobras and the management guarantee may be required for any managerial position.

Sole Paragraph - The minutes of a General Shareholders’ Meeting or Board of Directors’ Meeting that respectively elects directors and officers for the Company shall state the qualification of each of the members elected and their term of office, and when the law, these Articles of Association and Eletrobras’ policies and rules require certain requirements for investiture in a management position at Eletrobras, only the person that presents evidence of such requirements shall be elected and take office, and a certified copy thereof shall be filed at the Company’s principal place of business.

Article 25- The appointment to a management position at Eletrobras shall comply with the requirements set out by law, as well as those provided for in internal regulations established by Eletrobras.

Sole Paragraph - Whenever the internal regulations established by Eletrobras impose additional requirements to provided for in the applicable laws for Eletrobras’ Directors, such requirements shall be submitted to the Shareholders’ Meeting for deliberation of the shareholders.

Article 26 - The director is not allowed to resolve on issues that conflict with their interests or concerning third parties under their influence, pursuant to Article 156 of Law No. 6,404, of 1976.

Paragraph 1 - The director or committee member who has a conflict of interest with the subject under discussion shall previously state their conflict of interest, withdrawing from the meeting and refraining from discussing the subject, and such abstention shall be recorded in the minutes.

Paragraph 2 - Any director or committee member may report the conflict of a peer, if aware of it, and the collegial body shall deliberate on the conflict in accordance with its rules and applicable laws.

Article 27- Directors, officers and members of committees under the Articles of Association shall be invested in their positions upon signing a specific term of investiture within 30 (thirty) days at the latest after the election or appointment date, which shall be provided by the Company, establishing their compliance with the Eletrobras Companies’ Code of Ethical Conduct and Integrity, as well as other internal rules issued by the Company.

Paragraph 1 - If the term is not signed in the 30 (thirty) days following the appointment, it will become ineffective, unless otherwise accepted by the corporate governance body for which the appointee was elected.

Paragraph 2 - Under penalty of nullity, the term of investiture shall provide for at least one domicile address in which the director or external member of committee under the Articles of Association shall receive service of process and subpoenas in administrative and judicial procedures pertaining to acts of their management and/or attributions, which shall be considered served by delivery to the address indicated, provided that such address may only be changed by means of written communication to Eletrobras.

Paragraph 3 - The investiture of the members of the Board of Directors and Executive Board is conditioned to the prior signature of the Managers’ Statement of Consent, pursuant to the provisions of the Level 1 Regulation, as well as provided for with applicable legal requirements.

Article 28 - The term of office of the members of the Board of Directors and Executive Board shall be extended until the investiture of the new members takes place.

Paragraph 1 - The terms set forth in the heading of arts. 32 and 43 shall include the previous terms of office taken place less than 2 (two) prior.

Paragraph 2 - Once the maximum terms of office set forth in the heading of arts. 32 and 43 have been reached, the reappointment of the member of the Board of Directors or Board or Executive Officers may only take place after one term of office has elapsed.

Paragraph 3 - For the purposes of the heading of art. 43, the reappointment of an officer to serve on another position in Eletrobras’ Executive Board shall not be taken into consideration.

Article 29 - The Board of Directors and the Executive Board shall be convened if the majority of its members are present and shall approve resolutions, respectively, by the vote of the majority attending directors or officers, except for the events of higher quorum established in these Articles of Association and applicable laws.

Paragraph 1 - Minutes shall be drawn up for each meeting, which shall be clearly written and shall record the decisions taken, which may be drawn up in summary form, in addition to the attendees, dissenting votes and abstentions from voting, and signed by all members who attend physically, remotely or electronically.

Paragraph 2 - The Board of Directors shall ordinarily meet once a month, and the Executive Board shall meet at least four times a month, pursuant to the respective Internal Regulations.

Paragraph 3- Generally the meetings of the Board of Directors and Executive Board shall be held in person, and virtual or teleconference meetings shall be permitted on an extraordinary basis.

Paragraph 4- The meetings’ agendas and material to support the decision-making process of the Executive Board and Board of Directors shall be distributed at least 3 (three) and 7 (seven) calendar days in advance, respectively, except in cases duly justified by the Chairperson of the collegial board.

Paragraph 5 – The respective chairman, or the majority of the members of each governance body of the Eletrobras, may summon the meetings of the Board of Directors and the Executive Board on an extraordinary basis.

Paragraph 6 - In the deliberations of the Board of Directors and resolutions of the Executive Board, the respective Chairmen shall have, in addition to a personal vote, the right to the tiebreaker vote.

Paragraph 7 - The meetings of Eletrobras’ management bodies and their advisory committees may take place in physical, remote, hybrid or exclusively digital/electronic forms, with due recording of the attendance of any member who participates in the meeting in any of the ways set forth in the Articles of Association of the respective collective bodies.

Paragraph 8 - In the event of a non-unanimous decision, the justification for the dissenting vote shall be recorded at the discretion of the dissenting member, provided that the dissenting officer or director who records the dissent in the minutes of the meeting or, if this is not possible, gives immediate written notice thereof to the Board of Directors or Executive Board, shall be exempted from liability.

Article 30 - The members of the Board of Directors and of the Executive Board shall be liable under the terms of applicable laws, individually and severally, for the acts carried out and losses arising thereof for the Company.

Paragraph 1 - Eletrobras shall provide the members and former members of the Executive Board, the Board of Directors and the Audit Committee with defense in judicial and administrative proceedings against them for the performance of acts in the exercise of their position or function, as long as there is no incompatibility with Company interests.

Paragraph 2 - The benefit provided for in the §1 of this article applies:

I - to holders and former holders of afore-mentioned positions; and

II - to other employees and former employees regularly vested with powers by delegation of the managers.

Paragraph 3 - The form of the referred benefit shall be defined by the Board of Directors after hearing Eletrobras’ legal department.

Paragraph 4 - Eletrobras may maintain in the form and extent defined by the Board of Directors, complying with the provision of §1 as appropriate, a permanent insurance contract in favor of the aforementioned persons to protect them from liability for acts or facts that may be the object of judicial or administrative claim.

Paragraph 5 - Should any of said persons be found guilty, with a final and unappealable court order, based on a violation of the law or the Company’s Articles of Association or due to a negligent or intentional act, they shall reimburse Eletrobras for all costs and expenses resulting from the defense mentioned in §§1 and 2, in addition to any harm to the Company’s image.

Paragraph 6 - Current and former Directors and Fiscal Councilors shall be entitled to have access to information and documents included in the Company’s files or database, which are essential for administrative or judicial defense in suits filed by third parties, relating to acts carried out during their terms of office.

Paragraph 7 - In the event of the previous paragraph, former managers and former directors shall only have access to information and documents classified by the Company as confidential after execution of a non-disclosure agreement provided by the Company.

Article 31 - Eletrobras’ employees and managers shall abide by the maximum limit of 2 (two) paid participations in Boards of Directors of Eletrobras’ subsidiaries, as well as other directly or indirectly invested companies, whether state-owned or private.

Paragraph 1 - The candidate appointed to be part of Eletrobras’ Board of Directors is expected to report to the Company any other activities and positions, boards and committees in which they participate, especially the positions of board of directors chairperson, so that the General Shareholders’ Meeting is able to evaluate their availability of time to exercise the position of director at Eletrobras.

Paragraph 2 - The combination of positions in boards cannot jeopardize the regular exercise of the fiduciary duties of director in the companies in which they are appointed as an Executive Board or Board of Directors member.

Paragraph 3 - The director is expected to have flawless reputation, and any person who has or may have any form of conflict of interest with the Company itself cannot be appointed.

CHAPTER VI

Board of Directors

Article 32 - The Board of Directors shall consist of 11 (eleven) members elected by Shareholders’ Meeting, with a unified management term of 02 (two) years. A maximum of 03 (three) reappointments shall be permitted. The Board of Directors shall therefore include:

I - one director elected by a separate vote at the General Shareholders’ Meeting, by the holders of the majority of the preferred shares issued by Eletrobras. The candidate shall meet the investiture requirements; and

II – one director elected as an employee representative, chosen by the direct vote of their peers among the active employees and by an election organized by the Company together with the trade union entities that represent them, provided such candidate must fulfill the investiture requirements.

Paragraph 1 - Only the preferred shareholders that prove the uninterrupted ownership of their shares during a period of at least three months immediately prior to the General Shareholders’ Meeting may exercise the right set forth in Item I above.

Paragraph 2- The Board of Directors shall be comprised of at least 3 (three) independent members. For the purposes of this paragraph, the independent board member requirements of the listing segment “Novo Mercado” of Brasil, Bolsa, Balcão S.A. (B3) shall apply.

Paragraph 3 - The People, Eligibility, Succession and Compensation Committee shall review the qualification of those appointed to be independent directors by reviewing the self-declaration forms submitted and other documents.

Paragraph 4 - The Board of Directors shall elect its Chairperson and deputy at the first meeting, within 30 (thirty) days from the election of its members.

Article 33 - The Board of Directors is the Company’s strategic and collegiate decision-making body, which is expected to perform its duties considering the Company’s long-term interests, the impacts arising from its activities on the society at large and the environment, as well as the fiduciary duties of its members.

Paragraph 1 - The Board of Directors shall set core management guidelines by initiative of its members, or to propose them for appraisal and deliberation by the Executive Board, as well as high-level control of Eletrobras and its subsidiaries, in order to supervise the fulfillment of the guidelines issued, support the execution of approved programs and review of the results achieved.

Paragraph 2 - The Board of Directors shall meet at least once a year without the attendance of the Chairperson of the Company.

Paragraph 3 - The Board of Directors shall meet at least twice a year with attendance of external auditors.

Article 34 – Subject to the global compensation limit approved by the General Shareholders’ Meeting, the Board of Directors shall determine the monthly compensation of its members, the advisory committees and the Executive Board members, in view of their attributions, working hours and periods, powers, professional reputation and the market value of their services.

Paragraph 1 - The members of the Board of Directors shall be reimbursed for their expenses with meals, transportation, and accommodation, whenever they reside outside the city where the meeting is held and, only for transportation and meals, when residing in the city.

Paragraph 2 – The compensation of the members of the Board of Directors and the members of its committees shall not include the participation, of any type, in the profits of the Company.

Article 35 - In addition to the cases provided for by the law, a position shall be vacated when the member of the Board of Directors fails to attend two consecutive meetings or three inconsecutive meetings, out of the previous 12 (twelve) meetings without justification.

Article 36 - In the exercise of its duties, the Board of Directors is also responsible, without limitation to the powers set forth in applicable laws, for:

I - authorizing the incorporation and defining the organization of its subsidiaries;

II - deciding on the acquisition of minority interest in a Company and on the disposal of Eletrobras’ shareholding in said companies;

III - recommending corporate restructuring operations in its subsidiaries, without limitation to the legal authority of the shareholders’ meetings of the respective companies to approve such operations;

IV - from time to time, assessing the strategic, operational, and financial alignment of the Company’s shareholdings to its corporate purpose;

V – deciding on the association referred to in Paragraph 1 of Article 3 of these Articles of Association;

VI – deciding on the shareholders' agreements to be executed by Eletrobras or its subsidiaries, prior to its execution, in compliance with applicable laws;

VII - establishing the loans and financing policy, provided that grating loans and financing to managers, members of the Fiscal Council, employees and controlling shareholder shall be forbidden;

VIII - issuing opinions on acts and approving contracts in compliance with the internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, given that such efforts or contracts include, without limitation, the grant of funding to public electricity utilities under its control and obtaining loans in Brazil or abroad;

IX – approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the provision of collaterals for loans or financing taken in Brazil or abroad, of companies, whether subsidiaries or not, in which it holds interest;

X – approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the arrangement of loans or funding in Brazil or abroad by its subsidiaries;

XI - deciding on the organization of technical and scientific research entities which are commercially relevant to Eletrobras, pertaining to the energy industry, as well as approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the granting of funding and provision of collaterals for those entities under its control;

XII - ordering the allocation and reallocation of tasks for Executive Board’s members, and approving the related adjustments to Eletrobras’ Organization Manual, in compliance with the allocation of attributions set forth in these Articles of Association;

XIII - proposing, to the General Shareholders’ Meeting, the capital increase, the issuance of shares, subscription warrants, and debentures of Eletrobras, except those debentures not convertible into shares, which shall be subject to resolution by the Board of Directors;

XIV - authorizing the acquisition of shares issued by Eletrobras for the purpose of cancellation or to remain in treasury and undergo subsequent sale, as well as resolve on the issuance of non-convertible securities and non-convertible debentures;

XV – decide on the trading of shares or debentures, except for the cases in which the General Shareholders’ Meeting shall deliberate on the matter;

XVI - authorize the disposal of items of the fixed assets, and the creation of encumbrances, and the granting of collaterals for third-party obligations, to the extent set by applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies;

XVII - deciding on making and accepting donations with or without charges, subject to the provisions of the Corporate Integrity Program of Eletrobras companies and the Code of Ethical Conduct and Integrity of Eletrobras Companies, also in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras companies;

XVIII - electing and removing members of the Company’s Executive Board, including the Chairperson, establishing their duties and formally allocating the responsibility for the Compliance and Risk Management departments to its members.

XIX - examining, at any time, the books and records of Eletrobras, and request information on contracts executed or about to be executed and on any other acts;

XX -implementing and supervising risk management, internal control, and compliance systems established to prevent and mitigate major risks to which Eletrobras and its subsidiaries are exposed to, including risks pertaining to the integrity of accounting and financial information, and those relating to corruption and fraud;

XXI – reviewing, at least on a quarterly basis, the balance sheet and other financial statements, without limitation to attributions of the Fiscal Council;

XXII - providing its opinion on the management reports, as well as the accounts of the Executive Board;

XXIII - approving the internal controls reports;

XXIV - electing and dismissing the independent auditors;

XXV – deciding on the appointment, in compliance with the applicable internal rules on the selection, and on the dismissal of holders of positions in the Internal Audit and Ombudsman’s Office, after approval by the Board of Directors;

XXVI - deciding on the tasks and operations of the departments connected to it;

XXVII - deciding on proposals of corrective measures or improvement of procedures and routines as a result of the review of the Ombudsman’s Office's opinion;

XXVIII - approving and maintaining an updated non-binding succession plan which concerns the members of the Board of Directors and Executive Board, provided that the preparation of such plan is coordinated by its Chairperson;

XXIX - setting the core guidelines for the administrative organization of Eletrobras;

XXX - appointing and approving appointments of managers for subsidiaries, invested companies, associations, and foundations, pursuant to Article 3, §§5, 6 and 7 of these Articles of Association;

XXXI – preparing, amending, and approving its Internal Regulations and those of its advisory committees in compliance with the rules on composition and responsibilities set forth in these Articles of Association and in applicable regulations;

XXXII - deciding on the distribution of interim dividends and on the payment of interest on its own capital, by initiative of the Executive Board, pursuant to Art. 48, Item XIII of these Articles of Association;

XXXIII - granting leave of absence to the Company’s CEO, including paid leave;

XXXIV - approving the Eletrobras Companies’ personnel regulation, collective bargaining agreements, employee’s profit sharing program, staff and compensation plan, appointment plan, employee benefits, and employee dismissal program;

XXXV – approving the maximum number of and hiring of personnel by Eletrobras and its subsidiaries;

XXXVI - approving the Strategic Plan and the Business and Management Steering Plan, including the trade and growth strategy and the expansion of investment, as well as the amendments thereto;

XXXVII – approving the annual budget of Eletrobras and of its subsidiaries, which shall be prepared in accordance with the Strategic Plan and the Business and Management Steering Plan, and the Business and Management Plan of each Company;

XXXVIII -approving the Business Performance Goals Contracts – CMDE, by means of which the subsidiaries of the Eletrobras System agree to meet the strategic guidelines provided for therein in order to fulfill the goals and results established by the parent Company, as well as the policy of consequences applied to Eletrobras and its subsidiaries, and thus following its actual compliance;

XXXIX - approving policies and guidelines on transactions and execution of electricity sales agreements of Eletrobras and its subsidiaries, as well as their positioning in lawsuits relating to the Electricity market, subject to the provisions under Item VIII of this Article;

XL – approving the investment projects of Eletrobras and its subsidiaries, to the extent set by the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras companies;

XLI - approving the transactions policy, in accordance with the requirements of competitiveness, compliance, transparency, fairness and equity, which shall be reviewed at least annually;

XLII - conducting individual and collective evaluation of administrators and members of committees under the terms of the law in force;

XLIII – deciding on the creation, operation and termination of commissions and committees for advisory of the Board of Directors, in order to deepen strategic assessments and ensuring that the decision made by the collegial body is technically well-founded, as well as electing and removing their members, in compliance with applicable laws;

XLIV – approving the internal regulations to govern the appointments for positions in governance bodies of Eletrobras companies, which shall provide for the minimum requirements for appointing members of the Board of Directors, Fiscal Council, and Executive Board, in the companies in which Eletrobras and its subsidiaries hold stock, as well as those of foundations, associations, and pension funds;

XLV - establishing Eletrobras’ information disclosure policy;

XLVI - approving and supervising the fulfillment of goals and specific results to be accomplished by members of the Executive Board;

XLVII - annually reviewing the fulfillment of goals and results pertaining to the execution of the Business and Management Steering and Strategic Plan on a long-term scope;

XLVIII - discussing, approving, and monitoring decisions that concern corporate governance practices, relationship with stakeholders, people management policy, and code of conduct of agents within Eletrobras, as well as the respective guidelines for its subsidiaries;

XLIX – approving the internal regulations to govern the approving authority levels within Eletrobras companies, in addition to establishing the matters and values for its decision-making authority level, and that of the Executive Board;

L – providing opinions on issues to be referred for decision of the shareholders, provided that the inclusion of the item “general matters” in the call notice shall not be permitted;

LI - approving the applicable internal regulations established by Eletrobras to govern the Compliance and Risk Management, dividend and equity interest policies, as well as other general policies of the Company;

LII - approving the sponsorship of the healthcare and supplemental pension benefit plans, and the adhesion to a closed private pension fund, as well as monitoring compliance with the Eletrobras allocation threshold in the payment of such benefits;

LIII - proposing the compensation of managers and members of other Company bodies established under these Articles of Association to the General Shareholders’ Meeting, deciding on the individual compensation and profit and income sharing, within the thresholds approved by the General Shareholders’ Meeting;

LIV - approving PAINT – Annual Internal Audit Activity Plan, and the RAINT – Annual Internal Audit Activity Report, without the attendance of the Company’s CEO;

LVI - establishing a spokesperson policy aiming at eliminating the risk of conflicting information from several departments and from Company executives;

LXII – assessing periodically the strategic, operational, and financial arrangement of the Company’s shareholdings with its corporate purpose;

LVIII - approving waivers, settlements, or arbitration commitments not specified in this Article, in compliance with the rules that govern the Company’s approval levels;

LIX - calling the General Shareholders' Meeting, in the cases provided for in Law No. 6,404, of 1976, or whenever deemed convenient; and

LX - deciding on the cases not covered by these Articles of Association.

Paragraph 1 - The minutes of the Board of Directors' meetings that contain a resolution intended to take effect before third parties will be filed with the Board of Trade and published.

Paragraph 2 - Notwithstanding the assignments of duties established under the internal regulation, the Chairperson of the Board of Directors shall:

I – call and preside over the board's meetings in compliance with these Articles of Association and the internal regulation;

II – coordinate works relating to the succession plans of the members of the Board of Directors and Executive Board, with the assistance of the People, Eligibility, Succession and Compensation Committee; and

III – propose appointments for the advisory committees, including external members, to the Board of Directors.

Article 37 - The Board of Directors shall, in each fiscal year, submit the management report and financial statements for the approval of the Annual General Shareholders’ Meeting, as well as the proposed distribution of dividends and surplus values, attaching its opinion and the opinion of the Audit Committee, pursuant to item XIII of art. 48, and the independent auditors’ certificate.

Article 38 - Should there be vacancy of the Chair of the Board of Directors’, their deputy, elected under the terms of Article 32, Paragraph 4 of these Articles of Association, shall include in the agenda of the Board subsequent election, a proposal for a new Chairperson and deputy.

Article 39 - In case of vacancy of the position of director, the alternate will be appointed by the remaining directors and will serve until the first General Shareholders’ Meeting, in the form of art. 150 of Law 6,404, of 1976.

Paragraph 1 - For the Board of Directors to appoint members to the Board, under the terms of the heading, the People, Eligibility, Succession and Compensation Committee must verify the same eligibility requirements for the election to the General Shareholders' Meeting.

Paragraph 2 - The board member elected to replace the vacant position will complete the term of management of the replaced member.

Paragraph 3 - Should there be vacancy of most positions, a General Shareholders’ Meeting shall be called to carry out new elections.

Paragraph 4 - The role of Board Member is reserved for the elected member and does not allow a temporary replacement or alternate, including the employees' representative. In case of any absences or impediments of any Board member, the collegial body shall convene with the remaining members.

Article 40 - The Board of Directors shall rely on the support of the Audit and Risk Committee, Strategy, Governance, and Sustainability Committee and the People, Eligibility, Succession and Compensation Committee.

Paragraph 1 - The rules of operation of the committees mentioned in the heading of this article shall be provided for in their respective internal regulations.

Paragraph 2 - Eletrobras’ Board of Directors may establish additional duties to the Audit and Risk Committee, and extend its scope and performance to Eletrobras subsidiaries.

Paragraph 3 - The Audit and Risk Committee shall be a permanent body and shall comprise at least 3 (three) members and no more than 5 (five) independent members, according to the independency criteria applicable to the listing segment “Novo Mercado” of Brasil, Bolsa, Balcão S.A. (B3), including external members, whose terms of office will not coincide and are independent from the term of office of the Board of Directors, and shall abide by the conditions imposed under domestic or foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act, and the rules issued by SEC (Securities and Exchange Commission) and NYSE (New York Stock Exchange).

Paragraph 4 - The compensation of the members of the Audit and Risks Committee shall be determined by the Board of Directors.

Paragraph 5 - The term of office of the Audit and Risk Committee members shall be 2 (two) years, which shall not coincide among its other members; and a single reelection is permitted.

Paragraph 6 -Should there be vacancy in the Audit and Risk Committee, the Board of Directors shall elect its successor to start a new term of office.

Paragraph 7 - The position of member of the Audit and Risk Committee is reserved for the elected member and does not admit a temporary replacement. In the case of absences or impediments of any committee member, the collegial body meetings shall be convened with the remaining members, provided at least two members take part in the meeting.

Paragraph 8 - At least one member of the Audit and Risk Committee shall participate in the Board of Directors’ meetings that deal with the interim financial statements, the hiring of independent auditor, and PAINT – the Annual Internal Audit Activity Plan.

Paragraph 9 - The People, Eligibility, Succession and Compensation Committee is responsible for advising the shareholders and the Board of Directors in the appointment, assessment, succession, and compensation processes for managers, fiscal councilors, members of the Audit and Risk Committee, external members of the Strategy, Governance and Sustainability Committee, in addition to other duties assigned to it by the Board of Directors and established in its internal regulation.

Paragraph 10 - The People, Eligibility, Succession and Compensation Committee is responsible for:

I – stating its view in order to help the Board of Directors’ members in appointing the officers and members of the Audit and Risk Committee;

II – assisting the Board of Directors in preparing and overseeing the succession plan for directors; and

III - assisting the Board of Directors in the review of proposals relating to personnel policy and in their supervision.

Paragraph 11 - The committee’s opinions shall be forwarded to the Board of Directors, which shall include, in the management’s proposal for the Shareholders’ Meeting that holds the election of members of the Board of Directors and Fiscal Board on the agenda, its opinion on the eligibility of the persons appointed to legal and regulatory requirements and preclusions, as well as those established under the Article of Incorporation, in the light of self-declaration and documents submitted by such person, and the committee’s statement.

Paragraph 12 - The same procedure described in the previous paragraph shall be followed in the election of officers and members of the Audit and Risks Committee, and the view statement of the Board of Directors shall be included in the minutes of the meeting that includes the election of the members of these bodies on the agenda.

Paragraph 13 - The duties of the People, Eligibility, Succession and Compensation Committee may cover companies in which Eletrobras directly and indirectly holds interest, to the extent decided by the Eletrobras Board of Directors and provided for in its internal regulation.

Paragraph 14 - The People, Eligibility, Succession and Compensation Committee shall consist of 3 to 5 members who participate in the Board of Directors, without additional compensation, and may also have external members with compensation set by the General Shareholders’ Meeting, and subject to the duties and responsibilities referred to in Article 165 of Law No. 6,404, of 1976, holding a term of office of 2 (two) years.

Paragraph 15 - The minutes of the meetings of the People, Eligibility, Succession and Compensation Committee that deal with the analysis of the eligibility of managers and/or fiscal councilors shall be published on the Company’s website, provided that such disclosure shall also be summarized, when other issues of a different nature and of a strategic nature for the Company are also addressed.

Paragraph 16- The restriction referred to in the previous paragraph shall not be imposed upon the control bodies, which shall have full and unrestricted access to the content of the minutes of the People, Eligibility and Succession Committee, pursuant to the transfer of confidentiality rules and the provisions under Law No. 13,709, of 2018 with respect to the handling of personal data.

Paragraph 17- The Strategy, Governance and Sustainability Committee is responsible for advising the Board of Directors in the fulfillment of its responsibilities for guiding and leading the Company, including analyses and recommendations on the definition of strategic guidelines, sustainability practices, and corporate governance practices, in addition to other tasks assigned to it by the Board of Directors, and set forth in internal regulation.

Paragraph 18 - The Strategy, Governance and Sustainability Committee shall consist of 3 to 5 members who are a part of the Board of Directors, without additional compensation, and may also have external members with compensation set by the Shareholders’ Meeting, and subject to the duties and responsibilities referred to in Article 165 of Law No. 6,404, of 1976, holding a term of office of 2 (two) years.

Article 41 - In addition to the committees referred to in the previous Article, the Board of Directors may create other committees to support their decision-making under the terms of Item XLIII of Article 36.

Sole Paragraph - The operation rules of the committees mentioned in the heading of this article shall be provided for in their respective internal regulations, without limitation to applicable laws.

Article 42 - The Internal Audit shall be responsible for:

I – carrying out the auditing activities of an accounting, financial, budgetary, administrative, asset, and operating nature of the Company; and

II - proposing preventive and corrective measures for deviations found;

CHAPTER VII
Executive Board

Article 43 - The Executive Board shall consist of the Chairperson and up to 6 (six) officers, subject to the minimum number of 3 (three) members, all elected by the Board of Directors, with a unified management term of 2 (two) years, with a maximum of 3 (three) consecutive reinstatements being allowed.

Paragraph 1 - The Chairperson of Eletrobras shall not simultaneously hold the positions of President of the Company and Chairman of the Board of Directors.

Paragraph 2 - The Board of Directors may carry out hiring processes, including by means of an independent external consulting firm specializing in the hiring of collaborators, without limitation to the participation of the People, Eligibility, Succession and Compensation Committee, in order to assist it in the election of members for the Executive Board and external members for the committees.

Paragraph 3 - In addition to the provisions contained in these Article of Association, the management acts by the members of the Executive Board is governed by the provisions contained in Law No. 6,404, of 1976.

Article 44 - The Executive Board shall be responsible for the general management of Eletrobras, abiding by the guidelines set by the Board of Directors.

Paragraph 1 - The President and the executive officers may not exercise management, administration or consulting functions in companies connected in any way to the electrical sector, except in companies in which Eletrobras has an equity interest, where they may hold positions in the Board of Directors and Fiscal Council.

Paragraph 2 - A condition for investiture in management positions is the undertaking of commitment with specific goals and results to be achieved, which shall be approved by the Board of Directors.

Article 45 - The members of the Executive Board may not leave the position for more than thirty calendar days, except in the case of vacations or leave of absence, as well as in the cases authorized by the Board of Directors, under penalty of loss of the position.

Paragraph 1 - The grant of leave of absence or license, including paid leave, of up to 30 (thirty) days to the officers shall be the responsibility of the Executive Board, except for the responsibility of the Chief Executive Officer and the provisions of Item XXXIII of Article 36 of these Articles of Association.

Paragraph 2 - In the event of a temporary impediment, or leave, including paid leave, of any of the members of the Executive Board, the Company’s Chief Executive Officer shall appoint a substitute among the other collegial body members, except for the Chief Executive Officer, the deputy of which shall be appointed among the remaining chief officers by the Board of Directors.

Paragraph 3 - Upon definitive vacancy of a position on the Board of Executive Officers, the same criterion as described in Paragraph 2 shall be used for the replacement of the director retiring from the Company until the meeting of the Board of Directors that will decide on the permanent replacement and investiture of the new officer, thus filling the vacant position, for the remaining term to the substituted member.

Paragraph 4 - The Executive Board’s members shall be entitled to 30 (thirty) days of paid leave within one year, which can be accumulated up to a maximum of 2 (two) years, and provided that its conversion into cash and indemnities is not permitted.

Article 46 - The election of the Officer who oversees corporate integrity and risk management shall be preceded by a selection process carried out by an external consulting firm specializing in the selection of executives, without limitation to the participation of the People, Eligibility, Succession and Compensation Committee.

Paragraph 1 - The integrity area may report directly to the Board of Directors in situations of suspected involvement of the President of the Company in irregularities or when he/she fails to take the necessary measures in relation to an irregularity involving him/her.

Paragraph 2 - In the situations mentioned in the previous paragraph, the matter will be discussed without the attendance of the President of the Company.

Article 47- Members of the Executive Board are prohibited from carrying out activities that create a conflict of interest, subject to the form and term established in relevant laws.

Paragraph 1 - After their term of office, the former member of the Executive Board who is in impediment may receive compensation of an indemnity equivalent only to the fixed monthly compensation for the position he/she held, subject to paragraph 2 of this article.

Paragraph 2 - The former member of the Executive Board who returns to the position he/she held in the public or private administration prior to his investiture shall not be entitled to compensation of an indemnity, prior to the end of the period of incapacity, provided a conflict of interest does not arise thereof.

Article 48- In the exercise of its duties, the Executive Board shall particularly:

I – prepare, properly draft, and submit to the Board of Directors the matters that depend on the decision of the Board of Directors, including the core guidelines of Eletrobras’ administrative organization, previously opining on whether there is conflict of interest, except for matters that concern appointments for positions of Executive Board of Eletrobras itself, which shall be submitted to the Board of Directors directly by the Company’s Chief Executive Officer;

II - submit, until the last ordinary meeting of the Board of Directors of the previous year, the business and management master plan for the following financial year, as well as the updated long-term strategy with risk analysis and opportunities for at least the next 5 (five) years;

III - manage Eletrobras and take the appropriate measures to ensure the due execution of the guidelines and resolutions of the Board of Directors and, except for the hypotheses of mandatory submission to the Board of Directors, state its view on acts and approve contracts in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, including among such efforts or contracts, without limitation, financings to electricity utilities under its control, and the taking out of loans in Brazil or abroad;

IV - set administrative, technical, financial, and accounting standards for Eletrobras;

V – prepare Eletrobras’ budgets in accordance with the strategic plan and the multiyear business and investment plan, and supervise its execution;

VI - approve, in compliance with Article 36, Item XII, the changes in the organizational structure of the boards of Eletrobras and its subsidiaries, including, in the case of Eletrobras, the creation, termination, and operation of committee and commissions that are connected to it;

VII - submit to the approval of the Board of Directors proposals of plans that provide for the hiring, career, access, benefits, and conduct of Eletrobras employees;

VIII - approve the names indicated by the directors to fill the positions directly subordinated to them;

IX - opine on the cases of hiring, recommendation, punishment, transfer and dismissal of employees directly subordinated to the directors;

X - delegate powers to directors to decide, on their own, with respect to matters under the assignment of the Board of Executive Officers;

XI - delegate powers to directors and employees to authorize expenses, establishing limits and conditions;

XII – authorize, pursuant to laws in force, Eletrobras employees to travel abroad, when such travel is related to technical activities or professional development essential to Eletrobras' institutional mission;

XIII - prepare, in each financial year, the Management Report, the financial statements, the distribution of dividends and the payment of interest on shareholders' equity and allocation of surplus values, to be submitted to the Board of Directors and Audit and Risk Committee for review, and to the examination and deliberation of the General Shareholders’ Meeting;

XIV - prepare plans for issuance of convertible bonds and debentures, to be approved by the Board of Directors, which will deliberate or submit to the General Shareholders’ Meeting, as the case may be;

XV - control the activities of subsidiaries;

XVI - approve an Eletrobras’ representative for the Meetings of the companies in which it holds equity, and in associations in which it participates as member, issuing instructions for their performance;

XVII - approve the trading of rights connected to the results of research, development, and innovation of its subsidiaries to the energy industry;

XVIII - establish voting guidelines for all Eletrobras subsidiaries in the Meetings of CCEE – Electric Energy Trading Chamber;

XIX – deliberate on the acquisition, sale or lien of property, in accordance with the guidelines defined in the internal regulations set forth by Eletrobras to govern the approving authority levels within Eletrobras Companies in force;

XX – prepare, amend and approve its Internal Regulations;

XXI - supervise and monitor corporate entities, including Special Purpose Vehicles - SPVs, in which it holds equity, with regard to governance practices, results presented, and control, proportionally to the relevance, materiality, and risks of the business;

XXII – approve Eletrobras’ appointment of fiscal councilors for its subsidiaries, invested companies, associations, and foundations, in addition to the appointments of subsidiaries for management and fiscal bodies of their invested companies, associations, and foundations, in accordance with the approval levels defined in internal regulations prepared by Eletrobras;

XXIII - analyze the results of its businesses and monitor the sustainability of its business activities, strategic risks, and respective mitigation measures, preparing management reports with management indicators;

XXIV - make qualified personnel and an appropriate structure to act as secretary and provide the necessary technical and operational support available to other governance bodies;

XXV - propose the incorporation of subsidiaries, and the acquisition of minority shareholdings to fulfill the Company’s corporate purpose, subject to the applicable legal provisions;

XXVI - decide on matters submitted by any Officer;

XXVII – approve the Company’s quarterly financial information; and

XXVIII - fulfill and enforce these Articles of Association, the resolutions of the Shareholders’ Meeting, and of the Board of Directors, as well as evaluate the recommendations of the Fiscal Council.

CHAPTER VIII

Assignments of Chief Executive Officer

Article 49- Without limitations of other assignments of the Executive Board, the Company’s Chief Executive Officer shall be responsible for:

I - arranging the preparation, management, and monitoring of the Strategic Planning and the Business and Management Master Plan of Eletrobras, as well as supervising the preparation of the Eletrobras companies’ Business and Management Plans, and monitoring their execution;

II - representing Eletrobras, in legal proceedings or otherwise, or before other companies and the public in general, given that he/she may delegate such assignments to any officer, as well as appointing representatives, attorneys-in-fact, agents or proxies, always establishing in a private instrument the extent of the powers delegated;

III – issuing acts pertaining to the hiring, appointment, promotion, transfer, and dismissal of employees, given that he/she may delegate such assignments;

IV - rendering the appointments approved by the Executive Board;

V developing internal regulations to govern the relationship between the Holding and Eletrobras companies with the Company and coordinating press activities, internal communication, events, advertisement, sponsorship, and ceremonies;

VI - along with another director, execute transactions with the financial resources of Eletrobras and to sign acts and contracts, provided that this power may be delegated to the other officers and attorneys-in-fact or employees of Eletrobras, upon approval of the Executive Board;

VII – ratifying, pursuant to the applicable laws, the act of Eletrobras companies that approves for the removal from the country of employees, except as provided for in Article 48, XII of these Articles of Association;

VIII - coordinating the activities of the Executive Board’s members;

IX - keeping the Board of Directors and the Fiscal Council informed of the Company’s activities; and

X – exercising other assignments established by the Board of Directors.

Article 50- Without limitation to other activities assigned to them by the Board of Directors, the Officers have the following assignments:

I – to manage the activities in its area of operation, in compliance with the Strategic Planning, the Business and Management Steering Plan of the Holding, and the Business and Management Plans of the Eletrobras companies;

II – to participate in the meetings of the Executive Board, contributing to the definition of the policies to be followed by the Company and reporting the issues of his/her respective practice area; and

III – to fulfill and enforce the general business guidelines of the Company established by the Board of Directors in the management of his/her practice area.

CHAPTER IX
Fiscal Council

Article 51- The Fiscal Council, which is permanent, shall be comprised of 5 (five) members and their respective alternates, elected by the General Shareholders' Meeting, all Brazilians residing and domiciled in the country, shareholders or non-shareholders, for 2 (two) year terms, for up to 2 (two) consecutive reappointments. At least 1 (one) member and respective alternate shall be appointed separately from the others, pursuant to Art. 161, §4 of Law No. 6.404, of 1976.

Paragraph 1 - Within the period provided for in the heading of this article, the preceding terms of office occurring less than 2 (two) years prior shall be considered.

Paragraph 2 - Once the maximum term provided for in the heading of this Article has been reached, the return of the member of the Fiscal Council can only occur after a period equivalent to one term of office.

Article 52- The investiture in the position of Fiscal Council of Eletrobras shall abide by applicable legal requirements, as well as those provided for in the internal regulations established by the Company to govern appointments for positions in governance bodies of Eletrobras companies, and should always be preceded by an opinion issued by the People, Eligibility, Succession and Compensation Committee.

Paragraph 1 - Whenever an internal regulation established by Eletrobras is intended to impose additional requirements to those set forth in the applicable laws to Fiscal Council members of Eletrobras, such requirements shall be forwarded to the General Shareholders’ Meeting for deliberation by the shareholders.

Paragraph 2 - The members of the Fiscal Council shall be invested in their offices regardless of a term of investiture, as from the date of the respective election.

Paragraph 3 - The monthly compensation due to the members of the Fiscal Council shall be determined by the General Shareholders’ Meeting which appoints such members, provided the total amount shall be limited to [=]% of the compensation allocated to the Executive Board. Payment of profit sharing is forbidden.

Paragraph 4 - The members of the Fiscal Council shall exercise their functions, which may not be delegated, in the sole interest of the Company, and it is considered abusive of to cause damage to the Company, its shareholders or administrators, or to obtain an advantage for themselves or to others to which they are not entitled and that results, or may result, in damages to the Company, its shareholders or administrators.

Paragraph 5 - The hiring of insurance set forth in paragraphs 1 and 4 of Article 30 of these Articles of Association applies to the members of the Fiscal Council.

Paragraph 6 - The limitations set forth in the heading and of the Article 31 and its §§1 and 2 of these Articles of Association shall be applicable to the Fiscal Council.

Article 53- At the first meeting after the election, the Fiscal Council members shall sign the term of adhesion to the Code of Ethics Conduct and Integrity of Eletrobras Companies and the current internal regulations defined by the Company, as well as elect its Chairperson, who shall be responsible for forwarding for assessment of the Company, the opinion and recommendations of the body, recorded in the book of minutes and Opinions of the Fiscal Council.

Paragraph 1 - In the event of vacancy, resignation, impediment, or unjustified absence in two consecutive or three non-consecutive meetings, in the last 12 (twelve) meetings, the member of the Fiscal Council shall be replaced, until the end of the term, by the respective alternate, who shall be entitled to the respective compensation.

Paragraph 2 - The members of the Fiscal Council shall be reimbursed for its expenditure with transportation, meals and accommodation, whenever they live outside the city in which the meeting is held, and, if they reside in the city, only for transportation and meals expenses.

Article 54 - In the exercise of its duties, the Fiscal Council is responsible, without limitation to the powers set forth in the applicable laws, for:

I - supervising, for any of its members, the acts of the managers and checking compliance with their legal and statutory duties;

II - providing their opinion on the annual report of the administration, stating in its opinion the additional information deemed necessary or useful for the decision of the General Shareholders’ Meeting;

III - providing opinion on proposals of the management bodies to be submitted to the General Shareholders’ Meeting regarding the modification of the share capital, issue of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, consolidation, merger or spin-off;

IV - denouncing, through any of its members, to the management bodies and, if they do not take the necessary measures for the protection of the interests of Eletrobras, to the General Shareholders’ Meeting, any errors, fraud or crimes they discover, and suggest useful measures;

V - calling the Annual General Shareholders’ Meeting, if the management bodies delay the call for more than one month, and the Extraordinary Shareholders’ General Meeting, whenever there are serious or urgent reasons, including on the agenda of the Shareholders’ Meetings such matters as they deem necessary;

VI - reviewing, at least on a quarterly basis, the balance sheet and other financial statements, periodically prepared by Eletrobras;

VII - reviewing the financial statements of the accounting year, and commenting on them;

VIII – carrying out the assignments provided for in Items I to VII, in the case of liquidation of Eletrobras;

IX – reviewing RAINT – Annual Internal Audit Activity Report, and PAINT – the Annual Internal Audit Plan;

X – at least once a year, conducting a performance appraisal of its members and of members of the Fiscal Council, as a collective body, under the terms of the applicable laws;

XI – preparing, amending, and approving its internal regulations;

XII - monitoring equity, financial and budgetary executions, with powers to examine books, any other documents and request additional information;

XIII - overseeing compliance with Eletrobras’ participation limit in the funding of health care and complementary pension benefits; and

XIV - providing, whenever requested, information on matters within its responsibility to the shareholder, or group of shareholders, who represent at least 1% (one percent) of the Company’s capital stock.

Paragraph 1 -The management bodies shall, by means of a written communication, make copies of the minutes of their meetings available to the members of the Fiscal Council within ten days and, within fifteen days of their receipt, copies of the balance sheets and financial statements, prepared from time to time, and budget execution reports.

Paragraph 2 - The members of the Fiscal Council shall attend the meetings of the Board of Directors or of the Executive Board, in which they decide on the matters which they should comment on (Items II, III and VII of this Article).

Article 55- The Fiscal Council shall meet ordinarily once a month and, extraordinarily, whenever summoned by the Chairperson of the Collegial Board.

Sole Paragraph - The meetings held by the Fiscal Council shall abide by the provisions under Article 29 of these Articles of Association, in compliance with the minimum quorum of 3 (three) directors for the meeting and approval of issues of its competence.

CHAPTER X

Accounting Year and Financial Statements

Article 56- The fiscal year shall coincide with the calendar year, beginning on January 1 and ending on December 31 of each year, and shall comply with respect to the financial statements, with the provisions of the Federal laws on electric energy, the laws on public companies and which these Articles of Association.

Paragraph 1 - In each fiscal year, a dividend distribution at least 25% (twenty-five percent) of the net income, adjusted according to applicable laws, shall be mandatory, subject to the Dividend Distribution Policy.

Paragraph 2 - The amounts of dividends and interest paid or credited as compensation on shareholders' equity, due to shareholders will be subject to financial charges, from the end of the fiscal year up to the day of effective payment or collection, without limitation to the incidence of Interest, when such payment is not made on the date set by the General Shareholders’ Meeting.

Paragraph 3 - The amount of interest, paid or credited, as interest on capital, pursuant to art. 9, Paragraph 7 of Law No. 9,249, of 1995, and of the pertinent laws and regulations, may be allocated to the holders of common shares and the minimum annual dividend of the preferred shares, integrating such amount to the amount of the dividends distributed by Eletrobras for all legal purposes.

Article 57- The General Shareholders’ Meeting shall allocate, in addition to the legal reserve, calculated on the net profit for the year:

I – 1% (one percent) as a reserve for studies and projects, intended to cover studies and projects of technical-economic feasibility of the electric energy sector, whose accumulated balance may not exceed two per cent of the paid-in capital stock; and

II – 50% (fifty percent), as an investment reserve, intended to be invested in the investments of public electricity utility concessionaires, whose accumulated balance may not exceed seventy-five percent of the paid-in capital stock.

Article 58- The Annual General Shareholders’ Meeting shall allocate annually the amount corresponding to up to 1% (one per cent) calculated on the net profits of the fiscal year, observing the limit of 1% (one per cent) of the paid-in capital stock, to cover the provision of social assistance to its employees, in accordance with plans approved by the Board of Executive Officers.

Article 59- Eletrobras shall allocate on a yearly basis, from its own budget, at least 0.5% (one half percent) of the paid-in capital as of the closing of the immediately preceding financial year, stated in the budget, for use in technological development programs.

Article 60- The right to file a lawsuit that has as its subject to claim the payment of dividends reaches it statute of limitations within 3 (three) years, which, if not timely claimed, will revert to the benefit of Eletrobras.

CHAPTER XI
Employees

Article 61- After the end of each financial year of Eletrobras, and once accumulated losses are deducted and the provision for income tax and earnings of any nature is made, employees will be entitled to participate in profits, subject to the rules contained in the employment contracts, agreements and collective bargaining executed by it.

Article 62- Eletrobras shall provide healthcare and offer supplementary pension plans to its employees, under the terms and conditions approved by the Board of Directors.

CHAPTER XII
General

Article 63- The Internal Audit, the Ombudsman’s Office and the Governance Department shall be directly connected to the Board of Directors.

Article 64- The organizational units connected to Eletrobras’ Board of Directors and Executive Boards may operate in a unified manner in all subsidiaries, under the terms and to the extent that they may be approved by the Eletrobras’ Board of Directors.

Sole Paragraph - The performance assessment methodology relating to the representatives of Eletrobras companies in investees may take into account the degree of compliance with requests for information made by the Eletrobras’ Ombudsman’s Office and Internal Audit.

Annex 30

Article 14 of CVM Instruction No. 481.

1.       Inform the amount of capital increase and new capital

In accordance with the provisions of CPPI Resolution No. 203, dated October 19, 2021, the return to private sector will be accomplished by way of a global public offering (“Global Public Offering”) that will comprise the primary public distribution (“Primary Offering”) of common shares simultaneously in Brazil (“Brazilian Public Offering”) and abroad (“International Offering”). If the Primary Offering is not sufficient to dilute the Federal Government’s direct and indirect interest to a percentage equal to or less than forty-five percent (45%) of Eletrobras’ voting capital, a secondary public offering will be carried out, within the scope of the Global Public Offering, of common shares owned by the Federal Government or by a company directly or indirectly controlled by the latter (“Secondary Offering”), as provided for in Article 4, Item I, of Law 9491, of 1997, and in Article 1, Paragraph 2, of Law 14182 of 2021.

The number of shares in the Global Public Offering may be increased by up to thirty-five percent (35%) vis-à-vis the amount initially offered according to documents of the Global Public Offering, being: (i) up to fifteen percent (15%) referred to as “Supplementary Lot Shares,” under the terms of Article 24 of CVM Instruction No. 400, dated December 29, 2003, with the sole purpose of stabilizing share prices; and (ii) up to twenty percent (20%) referred to as “Additional Shares,” under the terms of Paragraph 2 of Article 14 of the same Instruction, if there is an excess of demand.

Although currently the number of shares to be issued is not defined, nor the value of the capital increase to be resolved by the Board of Directors, which is the reason why reporting the value of the increase and the new capital is not possible, the CPPI Resolution, in its Article 4, stipulates that the Primary Offering will be composed of common shares issued in the smallest integer amount that accounts for the amount to be paid by Eletrobras or its bonus subsidiaries for the granting of new electricity generation concession contracts, as provided for in Article 4, item II, in Law 14182, of 2021, provided that such amount exceeds Twenty-two Billion, Fifty-seven Million, Five Hundred and Sixty-four Thousand, Three Hundred and Sixteen Brazilian Reais and Ninety-nine cents (BRL 22,057,564,316.99) and less than Twenty-six Billion, Six Hundred and Forty-eight Million, Thirty-three Thousand, Nine Hundred and Thirteen Brazilian Reais and Sixty-five cents (BRL 26,648,033,913.65). Furthermore, according to CPPI Resolution, to estimate the number of common shares to be issued, the average closing price of shares of the same class in the last fifteen (15) days prior to the date of availability of the preliminary prospectus to the general public will be considered. The financial volume referred to above may be changed by CPPI depending on the conditions prevailing in the Brazilian and global capital markets, as well as the reassessment of the need for inflow funds into Eletrobras for the accomplishment of its business plan and the suitability of its structure of capital. If the value of the bonus for warranting new contracts is not within the above caps, the performance of the Primary Offering will be subject to a new resolution by CPPI.

If Additional Shares are issued, within thirty (30) days after the signature of the new concession contracts, pursuant to Article 4, Item I, of Law 14182, of 2021, along with Article 3, Paragraph 1, of Resolution No. 15, dated August 31, 2021, of CNPE, the payment of the initial disbursement amount of Five Billion Brazilian Reais (BRL 5,000,000,000.00) to the Energy Development Account (“CDE”), may be made with the funds obtained from the issuance of this lot of Additional Shares.

As provided for in the CPPI Resolution, the competent agency to resolve on the capital increase, including setting the issuance price of shares to be distributed in the market, will be the Board of Directors of Eletrobras, provided that the issuance price to be set cannot be less than the value set ad referendum by the CPPI’s Chairperson.

1

2.        Inform whether the increase shall be realized by: (a) conversion of debentures or other debt securities into shares; (b) exercise of subscription right or subscription bonus; (c) capitalization of earnings or reserves; or (d) subscription of new shares.

As stated in the item above, the increase in the Company’s capital will occur by way of the issuance and public distribution of new common shares (Primary Offering).

3.       Explain in detail the reasons for the increase and its legal and economic consequences

In item 1 above, the reasons for the capital increase are already informed. The main legal effect will be the separation of the Company from the regime of government-controlled companies, resulting from the application of the Public Corporations Act[1], which also implies releasing it from limitations of a budgetary nature and fiscal responsibility.

The costs and benefits of the capital increase, one of the acts to be performed to enable Eletrobras’ return to private sector, are described in the various technical notes included in the Management Proposal, especially in Technical Note DC 001/2022 TPR Global (Annex 25 to the Management Proposal, as well as in the other Technical Notes DFPA 003/2021 and DFPA 002/2021 (Annexes 6 and 22), Technical Notes DG (Annex 23) and Technical Note PR 005/2021 (Annex 19).

If the Company’s current shareholders choose not to subscribe to the shares issued within the scope of the capital increase, their interest will be diluted, as stipulated in items 5(h) and 5(n) below; nonetheless, the issuance price will comply with the provisions of Article 170, Paragraph 1, of Law 6404/76, as referred to in item 5(f) below and, therefore, the increase will not result in unreasonable dilution for former shareholders that do not subscribe to shares. Once the Global Public Offering is concluded, there will be no pre-defined controlling shareholder, even because the Articles of Incorporation, by virtue of the special law, will provide for the preclusion against any shareholder or group of shareholders from exercising votes in a volume greater than ten percent (10%) of the number of shares into which the voting capital is divided, and from concluding shareholders’ agreements for the exercise of voting with a number greater than the said cap. The Golden Share will warrant to the Federal Government the power to veto changes to these rules.

4.       Provide copy of the Fiscal Board’s opinion, accordingly

A copy of the Fiscal Board’s statement on authorized capital and capital increase of the Primary Offering can be found in Annex 31 to the Management Proposal.

5.       In the case of capital increase upon subscription of shares

a.       Describe allocation of funds

The funds raised will be used to pay a bonus for the granting of new electricity generation concession contracts, as provided for in Article 4, item II, in Law 14182, of 2021 and, if there is additional demand from the market, the payment of the initial disbursement amount of BRL 5 billion to CDE.

b.       Inform the number of shares issued per type and class

Information on the number of shares to be issued is not yet available.

[1] Law 13303, dated June 30, 2016.

2

c.       Describe the rights, advantages, and restrictions attributed to the shares to be issued

The shares to be issued will be entitled, under the same conditions as the existing ones, to all the rights appurtenant to them, including dividends, interest on own capital, and any capital yield that may be stated by the Company after the accomplishment of the capital increase.

d.       Inform whether subscription will be public or private

As stated in item 1 above, the subscription of new shares will be public.

e.       In the case of a private subscription, inform if concerned parties, as defined by the accounting rules governing this matter, will subscribe shares in the capital increase, stating the respective amounts, in the case such amounts are already known.

Not applicable.

f.       Inform the issuance price of the new shares or the reasons why their pricing should be assigned to the Board of Directors, in the case of public distribution

On the present date, informing the issuance price of the new shares is not possible. However, the procedure to be followed will follow the guidelines under the CPPI Resolution described below.

To estimate the number of common shares to be issued, the average closing price of shares of the same class in the last fifteen (15) days prior to the date of availability of the preliminary prospectus of the Global Public Offering to the general public will be considered.

After the preliminary prospectus is made available, different institutional investors will be accessed and, prior to the date of the pricing result, a procedure for collecting investment intentions organized by the Coordinators (bookbuilding) will be carried out in order to ascertain the demand for the Global Public Offering and the final value per share. At the end of the bookbuilding, Coordinators will make a proposal to Eletrobras, CPPI, and the other selling shareholders, accordingly, as to the price per share, having as parameters the market price of the share and expressions of interest depending on the quality and quantity of demand (by volume and price) for the shares, collected from investors, thus not performing unreasonable dilution of Eletrobras shareholders.

The minimum share price will be set by CPPI on the pricing date and will not be lower than the average of the independent economic-financial assessments procured by BNDES. The CPPI’s Chairperson will perform, by means of an ad referendum resolution, the following acts: I - setting the minimum share price; II - resolving on the exercise of the option to increase the number of shares offered by issuing or selling Additional Shares; and III - approving the Price per Share resulting from the bookbuilding.

At the end of the procedure, as stated in item 1 above, the Company’s Board of Directors will decide on the issuance price of shares to be distributed in the market, abiding by the minimum price per common share to be set ad referendum by the Chairperson of CPPI.

The Global Public Offering will be canceled if the price per share is lower than the minimum price.

g.       Inform the par value of the issued shares or, in the case of shares without par value, the portion of the issuance price that will be allocated to capital reserve

The shares to be issued will have no par value. The entire amount will be allocated as described in item 5(a) above.

h.       Provide managers with an opinion on the effects of the capital increase, especially as concerns the dilution caused by the capital increase

As stated in item 1 above, the capital increase is substantially targeted at obtaining sufficient funds to cover the cash needs pertaining to the new concession contracts that will result from the return to private sector of the Company. Considering that the current shareholders will have subscription priority in the offering, there will be no dilution of shareholders that subscribe to shares in this way. The minimum price of shares will not be lower than the average of the independent economic-financial assessments procured by BNDES and the setting of the issuance price will abide by the provisions in Article 170, Paragraph 1, of Law 6404/76, having as parameters the market price of the share and the expressions of interest connected to the quality and quantity of the demand (by volume and price) for the shares, collected from investors (procedure of bookbuilding), thus not accomplishing unreasonable dilution of Eletrobras shareholders.

3

Furthermore, as stressed in item 3 above, the Company will no longer have a pre-defined controlling shareholder, even because poison pill rules will be established in the Articles of Incorporation.

i.       Inform the issuance price calculation criteria and thoroughly justify the economic aspects underlying their choice

See item 5(f) above.

j.       If the issuance price was set at a premium or discount as to the market value, identify the reason for the premium or discount, and explain how it was ascertained

See item 5(f) above.

k.       Provide a copy of all reports and assessments that supported the issuance pricing

See item 5(f) above.

l.       Inform the pricing of each type and class of company shares in the markets in which they are traded, identifying:

i.       Minimum, average and maximum price of each year, over the last three (3) years

ON – ELET3
	Minimum	Average	Maximum
2019	BRL 25.86	BRL 32.71	BRL 41.77
2020	BRL 13.59	BRL 29.26	BRL 37.26
2021	BRL 25.39	BRL 36.53	BRL 47.57

PNB – ELET6
	Minimum	Average	Maximum
2019	BRL 28.42	BRL 33.74	BRL 41.79
2020	BRL 16.34	BRL 30.28	BRL 37.72
2021	BRL 26.35	BRL 36.60	BRL 47.42

4

ii.       Minimum, average, and maximum price of each quarter, over the last two (2) years

ON – ELET3
	Minimum	Average	Maximum
1Q20	BRL 13.59	BRL 30.00	BRL 37.26
2Q20	BRL 18.42	BRL 23.43	BRL 28.42
3Q20	BRL 28.04	BRL 32.37	BRL 36.03
4Q20	BRL 27.58	BRL 31.00	BRL 35.97
1Q21	BRL 25.39	BRL 30.67	BRL 33.37
2Q21	BRL 32.73	BRL 40.09	BRL 47.57
3Q21	BRL 34.29	BRL 39.92	BRL 44.20
4Q21	BRL 32.07	BRL 35.11	BRL 40.61

PNB– ELET6
	Minimum	Average	Maximum
1Q20	BRL 16.34	BRL 31.28	BRL 37.72
2Q20	BRL 20.56	BRL 25.35	BRL 29.36
3Q20	BRL 28.84	BRL 33.07	BRL 36.48
4Q20	BRL 28.05	BRL 31.19	BRL 35.61
1Q21	BRL 26.35	BRL 31.09	BRL 33.81
2Q21	BRL 33.17	BRL 40.19	BRL 47.42
3Q21	BRL 34.95	BRL 40.01	BRL 43.61
4Q21	BRL 31.72	BRL 34.79	BRL 40.55

iii.       Minimum, average, and maximum price over the last six (6) months

ON – ELET3
	Minimum	Average	Maximum
Jul/21	BRL 40.25	BRL 43.01	BRL 44.20
Aug/21	BRL 37.21	BRL 39.02	BRL 41.25
Sept/23	BRL 34.29	BRL 37.77	BRL 39.37
Oct/20	BRL 33.83	BRL 37.49	BRL 40.61
Nov/21	BRL 32.07	BRL 33.79	BRL 35.92
Dec/21	BRL 32.75	BRL 34.10	BRL 36.00

PNB– ELET6
	Minimum	Average	Maximum
Jul/21	BRL 40.55	BRL 42.66	BRL 43.61
Aug/21	BRL 37.59	BRL 39.15	BRL 40.90
Sept/23	BRL 34.95	BRL 38.24	BRL 39.87
Oct/20	BRL 33.84	BRL 37.57	BRL 40.55
Nov/21	BRL 31.72	BRL 33.33	BRL 35.58
Dec/21	BRL 32.04	BRL 33.52	BRL 35.43

5

iv.       Average price over the last 90 days

ON – ELET3		PNB– ELET6
Average for the last 90 days	BRL 40.55	Average for the last 90 days	BRL 34.79

m.       Inform the issuance prices of shares in capital increases made in the last three (3) years

11/14/2019

Type of Share	Issuance Price
ON	BRL 35.72
PNB	BRL 37.50

n.       Present the percentage of potential dilution resulting from issuance

The Company does not foresee a dilution percentage, given the subscription priority in the offering. In any case, the percentage of potential dilution resulting from the issuance will be defined after the conclusion of the bookbuilding procedure, for shareholders who choose not to exercise the subscription priority. The intent is to ensure that the participation of the Federal Government and entities controlled by it, by the end of the Public Offering, results in a shareholding of less than forty-five percent (45%) of the voting capital of Eletrobras.

o.       Inform the terms, conditions, and form of subscription and payment of the shares issued

Information not available yet. The terms, conditions, and form of subscription and payment of the shares issued will be established when the Board of Directors decides on the actual issuance.

p.       Inform whether shareholders will have preemptive rights to subscribe for the new shares issued and detail the terms and conditions to which such right is subject

The issuance of common shares by the Company as a result of the capital increase will be made with the exclusion of the preemptive right of its current shareholders[2], pursuant to Article 172, Item I, of Law 6404/76, and to the new Article 8 of the Articles of Incorporation of the Company (see Annex 29 to the Management Proposal of the 181st Special Shareholders’ Meeting). In order to ensure the participation, in the said offering, of all shareholders holding common and preferred shares of Eletrobras, except for those referred to in Paragraph 3 of Article 3 of CPPI Resolution[3], priority will be warranted for subscription in proportion to their respective shareholdings in the Company’s total capital.

[2] CPPI Resolution: “Article 11. The following adjustments and conditions for return to private sector are approved, without prejudice to those already provided for in Law 14182, of 2021: I - amendment of ELETROBRAS’ Articles of Incorporation, to: (...) g) provide for the absence of preemptive rights of shareholders for the subscription of securities within the cap of the authorized capital, in case the placement of such securities is carried out by means of sale on the stock exchange of securities or by public subscription, under the terms of Article 172, head provision, and Item I, of Law 6404, of 1976 (...)”.

[3] “Article 3. (...) Paragraph 3. The participation in the Global Public Offering, as purchasers, of agency(ies) and entity(ies) that are part of the direct, indirect or foundational federal public administration, as well as the funds in that the Federal Government directly or indirectly holds, including as holding most of the shares, and any of the Federal Government branches.”

6

The Brazilian Public Offering will consist of a Priority Offering to Shareholders, Priority Offering to Employees and Retirees, Retail Offering, and Institutional Offering. Thus, the Brazilian Public Offering, after priority is granted to shareholders, will be allocated to: (i) the priority offering to employees and retirees of Eletrobras and its subsidiaries (companies in which Eletrobras directly or indirectly holds the majority of the capital with voting rights), subject to the cap of ten percent (10%) of the Global Public Offering, with reservation requests being accepted for subscription of shares that exceed such cap[4], (ii) the retail offering, which will be earmarked for individuals residing and domiciled in Brazil, who may purchase common shares directly or indirectly by investing in shares of Mutual Privatization Funds-FGTS, abiding by the caps provided for in Paragraphs 6 and 7 of Article 8 of CPPI Resolution, reservation requests are accepted[5]; (iii) the institutional offering, which will be earmarked for the demand of individuals above the cap of One Million Brazilian Reais (BRL 1,000,000.00) per investor, legal entities and other entities that may participate in the Brazilian Offering, being booking requests accepted[6].

q.       Inform the management proposal for the treatment of any surplus

As there is no preemptive right, technically, there are no “surplus.” The procedure for prioritizing former shareholders will be detailed in due course.

r.       Describe in detail the procedures that will be adopted in the case of partial approval of the capital increase

There is no provision for partial approval, given that partial distribution within the scope of the offering will not be allowed. Additionally, if the minimum amount stated in CPPI Resolution No. 203 is not obtained, the offering will be canceled.

[4] CPPI Resolution:

“Article 8. The Brazilian Public Offering will consist of a Priority Offering to Shareholders, Priority Offering to Employees and Retirees, Retail Offering, and Institutional Offering. (...) Paragraph 2. The Priority Offering to Employees and Retirees will be earmarked for employees and retirees of ELETROBRAS and its subsidiaries, which refer to the companies in which ELETROBRAS directly or indirectly holds the majority of the capital with voting right (“Employees and Retirees”). Paragraph 3. The provisions of Paragraph 2 do not apply to employees and retirees of Itaipu Binacional and Eletrobras Termonuclear S.A. (“Eletronuclear”).”

“Article 9. The allocation of common shares actually distributed under the Global Public Offering shall comply, in addition to fair criteria to be set by the Coordinators, with the following parameters: (...)II - ten percent of the Global Public Offering (“Priority Allocation to Employees and Retirees”) will be allocated to the Priority Offering to Employees and Retirees; (...) Paragraph 1. If the reservation requests made by employees and retirees of ELETROBRAS are greater than the Priority Allocation to Employees and Retirees, a proportional apportionment of the shares will be carried out among these investors, considering the reservation request of each one of the investors.”

[5] CPPI Resolution:

“Article 8. The Brazilian Public Offering will consist of a Priority Offering to Shareholders, Priority Offering to Employees and Retirees, Retail Offering, and Institutional Offering. (...) Paragraph 4. The Retail Offering will be earmarked for individuals residing and domiciled in Brazil, who may purchase common shares directly (“Retail Investors - Individuals”) or, indirectly, by investing in shares of Privatization Mutual Funds - FGTS (“FMPs-FGTS”) established for the purchase of common shares within the scope of the Brazilian Offering (“Retail Investors - Funds”) which, along with Individual Retail Investors, constitute the “Retail Investors - Retail.” Paragraph 5. The FMPs-FGTS can be established, based on standard regulations previously prepared by BNDES, for the purchase of common shares from the Brazilian Offering with funds available in the account connected to the Guarantee Fund for Length of Service – FGTS, referred to as “FMP-ELET,”or with funds transferred from applications previously existing in other FMPs-FGTS, referred to as “Migrated FMP-ELET.” Paragraph 6. Retail Investors are subject to the following limits: I - the minimum amount applicable to Retail Investors - Individuals is One Thousand Brazilian Reais (BRL 1,000.00) per investor, with financial institutions being allowed to accept lower amounts; II - the maximum amount to be invested by Retail Investors - Individuals for the purchase of common shares is One Million Brazilian Reais (BRL 1,000,000.00) per investor; III - the minimum value for purchase of FMPs-ELET and/or Migrated FMPs-ELET shares is Two Hundred Brazilian Reais (BRL 200.00) per investor, each of which may accept lower values; and IV - the maximum amount allowed for purchase of FMPs-ELET shares is equivalent to fifty percent of the existing balance available in each FGTS account, on the date the option is exercised, as authorized by Item XII of Article 20 of Law 8036, dated May 11, 1990, deducting, in accordance with the applicable laws and regulations, the amounts previously invested in FMPs that have not returned to the FGTS account. Paragraph 7. The provisions of Item IV of Paragraph 6 do not apply to the purchase of Migrayed FMPs-ELET shares. (...)”

“Article 9. The allocation of common shares actually distributed under the Global Public Offering shall comply, in addition to fair criteria to be set by the Coordinators, with the following parameters: (...)V - the following shall remain for Retail Investors - Individuals, for the Institutional Offering and for the International Offering, the common shares will remain if they have not been the object of Priority Allocations to Shareholders and Employees and Retirees out of the Minimum Retail Allocation and Allocation of FMPs. (...)”

“Article 10. The payment of shares in the Retail Offering is authorized with funds from FGTS, by FMPs-FGTS, as provided in Paragraph 6 of Article 20 of Law 8036, of 1990, up to a maximum amount of Six Billion Brazilian Reais (BRL 6,000,000,000.00).”

[6] CPPI Resolution:

“Article 8. The Brazilian Public Offering will consist of a Priority Offering to Shareholders, Priority Offering to Employees and Retirees, Retail Offering, and Institutional Offering. (...) Paragraph 8. The Institutional Offering will be earmarked for the demand of individuals above the caps established in Item II of Paragraph 6, from legal entities and other entities that may participate in the Brazilian Offering (“Institutional Investors”).”

“Article 9. The allocation of common shares actually distributed under the Global Public Offering shall comply, in addition to fair criteria to be set by the Coordinators, with the following parameters: (...)V - the following shall remain for Retail Investors - Individuals, for the Institutional Offering and for the International Offering, the common shares will remain if they have not been the object of Priority Allocations to Shareholders and Employees and Retirees out of the Minimum Retail Allocation and Allocation of FMPs. (...)”

7

s.       If the issuance price of the shares is wholly or partially realized in assets

Not applicable.

6.       In the case of capital increase upon capitalization of earnings or reserves

Not applicable.

7. In the event of a capital increase due to conversion of debentures or other debt securities in shares or exercise of subscription bonus

Not applicable.

8.       The provisions of items 1 to 7 of this Annex do not apply to capital increases resulting from the option plan, in which case the issuer shall inform:

Not applicable.

FISCAL COUNCIL 519th Meeting	01.20.2022

FISCAL COUNCIL OPINION

Statement by the Fiscal Council on the creation of authorized capital for the consequent capital increase and public offering for distribution of common shares of Eletrobras

The Fiscal Council of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company”), within the scope of its legal and statutory attributions, duly informed that the entire privatization model of the Company, proposed by the National Bank for Economic and Social Development - BNDES, is subject to an evaluation of merit by the Federal Court of Accounts - TCU, whose terms will be evaluated by the Company for the appropriate measures, manifests itself in favor of the creation of the authorized capital regime, to the authorization for the Board of Directors to adopt the measures to implement the capital increase, as well as favoring the public offering for the distribution of common shares issued by the Company, to be resolved at the next Extraordinary General Meeting (“EGM”) to be called, pursuant to the Management Proposal for the 181st EGM, to be held on February 22, 2022, and items 5, 6 and 7(i) of the EGM call notice.

Rio de Janeiro, January 20, 2022.

CARLOS EDUARDO TEIXEIRA TAVEIROS
Fiscal Council President in exercise

RAFAEL REZENDE BRIGOLINI	THAÍS MÁRCIA FERNANDES MATANO LACERDA
Board Member	Board Member

ANNEX 32

Creation of the special class preferred share (Annex 17 of CVM Instruction 481)

1.            If there is preferred shares or a new class of preferred shares been created

a.            Justify, in detail, the preferred share proposal of criation:

The creation of the special class preferred share has the intention to condition the Federal Government’s agreement to modify the governance conditions imposed by Law No. 14,182/2021 for the privatization, maintaining the Company as a true corporation.

The explanatory memorandum of Provisional Measure No. 1,031, dated May 19, 2021, supports the proposed changes, as follows:

These requirements aim to turn the company into a corporation, like other global companies in the electricity sector and large Brazilian companies. The ten percent percentage, in addition to being in line with other examples of corporations in the Brazilian capital market, is consistent with the current level of governance at Eletrobras. The importance of this corporate model is to prevent Eletrobras from being traded to an agent already established in the electricity sector, concentrating the market and inhibiting competition.

The special class preferred share will be exclusive owned by the Federal Government, created from the conversion o fone (1) class B preferred share issued by the Company and owned by the Federal Government into one (1) special class preferred share.

b.            Describe, in detail, the rights, benefits and restrictions to be assigned to the created shares, in special:

i.             Dividends increased in relation to common shares:

Not applicable.

ii.            Fixed or minimum dividends:

Not applicable.

iii.          Right to participate in remaining profits:

Not applicable.

iv.           Right to receive dividend from the capital reserve account:

Not applicable.

v.            Priority in capital reimbursement:

Not applicable.

vi.           Capital Reimbursement Premium:

Not applicable.

1

vii.         Right to vote:

The special class preferred share will not grant voting rights, only veto rights, as explained in item x below.

viii.        Statutory right to elect members of the board of directors in separate voting:

Not applicable.

ix.           Right to be included in the public offer for acquisition of shares by sale of control provided for in art. 254-A of Law No. 6,404 dated 1976:

Not applicable.

x.            Right of veto on statutory amendments:

The special class preferred share will have the power of veto on statutory amendments that provide for the modification or removal of the following prohibitions:

i. that any shareholder or group of shareholders exercise its vote in a volume greater than ten percent (10%) of the number of shares into which the Company's voting capital is divided; and

ii. execution of shareholders' agreements for the exercise of voting rights, except for the formation of blocks with the number of votes lower than the limit in item "i" above.

Therefore, the veto right to be granted to the special class preferred share is extremely limited and has the effect only of making it difficult to modify the governance conditions imposed by Law No. 14,182/2021 for the privatization of the Company.

xi.	Redemption Terms and Conditions:

Not applicable.

c.      Provide a detailed analysis of the impact of the creation of shares on the rights of holders of other types and classes of shares of the company:

The creation of the special class preferred share does not cause any harm to the other shareholders of the Company, whether they are owners of preferred shares or common shares, since no right to such shares is limited or reduced as a result of the creation of the special class preferred share.

2.            If there is a change in preferences, advantages or conditions for the redemption or amortization of preferred shares:

a.            Describe, in detail, the proposed changes:

Not applicable.

b.      Justify, in detail, the proposed changes:

Not applicable.

c.      Provide detailed analysis of the impact of the proposed changes on the owners of the shares subject to the change:

Not applicable.

2

d.     Provide a detailed analysis of the impact of the proposed changes on the rights of owners of other species and classes of shares of the company:

Not applicable.

01/07/2021 DCR – 011/2021

Technical Note

Title:	Risks in the Capitalization of Eletrobras
Subject:	Risk Management
Authors:	Mauro Retto Lopes Leonardo Frederico Reiter Roberto Brigido do Nascimento
Company:	Centrais Elétricas Brasileiras – Eletrobras

Page 1 / 21

01/07/2021 DCR – 011/2021

1. Introduction	3
2. Capitalization Risk Assessment	5
3. Final considerations	22

Page 2 / 21

01/07/2021 DCR – 011/2021

1 – INTRODUCTION

This Technical Note (TN) is part of the documentation supporting the management of Eletrobras Holding in the assessment of the risks related to the Eletrobras capitalization process.

In this TN, we shall consider the risks posed by the capitalization process from Eletrobras’ point of view, assessing the potential impacts on the effectiveness of the process and its consequences, as well as the risk-mitigating responses on its managerial scope.

Law No. 14,120/2021 established the guidelines, attributions, and rules for the capitalization process of Eletrobras. Several regulation agencies and inspecting authorities of the energy sector, as well as several public institutions, are directly involved in the capitalization process. They are regulators, decision-makers, and capitalization process inspecting authorities, a part of them defending the public and State interests, and another part responsible for studies, calculations, and operational processes related to the capitalization of Eletrobras.

Several governing and State bodies, as well as the sector agents involved, determine the progress of activities, according to their duties. In general, we can observe the main duties of each agent in the privatization process below:

- National Council for Energy Policy – CNPE, chaired by the Minister of State for Mines and Energy – MME: has the competence to calculate the value added to the currently effective concessions, and the consequent concession bonus to be paid by Eletrobras to the granting authority. The granting of new generation concessions is conditioned upon the change in the exploitation regime for the independent production of energy, as provided by Law No. 9,074/1995, including the conditions of termination of concessions, taking over of facilities, and compensations. It is also conditioned on the assumption of the management of the hydrological risk by the energy producer; the renegotiation is prohibited as provided by Law No. 13,203/2015.

– Brazilian National Development Bank – BNDES: implementing and monitoring the privatization process; carrying out studies and estimates for modeling the privatization.

– Board of the Investment Partnership Program – CPPI of the Presidency of the Republic: it may assign duties required for the privatization process referred to in the Law to BNDES and Eletrobras; CPPI has the power to approve the general conditions of the privatization, pursuant to the operational type elected by Law No. 14,182/2021 (Offering being the type elected), and the conditions for its implementation, including carrying out the corporate restructuring and creating the special preferred share (Golden Share).

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– Federal Government: authorized to grant new permits to the concessions for electricity generation whose ownership or control is directly or indirectly held by Eletrobras, according to the prevailing laws and regulations related to concessions.

– General Eletrobras Shareholders’ Meeting: approves the conditions for the privatization, among them, the corporate restructuring for the disconnection of Eletronuclear and Itaipu Binacional; the execution of new concession agreements; the amendments to the bylaws for the new organizational and corporate model.

– The Holdings’ Board of Directors (Holding BD): the Board of Directors has the power to express its opinion on all matters to be submitted to the General Eletrobras Shareholders’ Meeting.

– Board of Executive Officers of Eletrobras Holding – responsible for approving and forwarding to Holding BD the specific matters that demand its approval, opinion, or recommendation.

– Board of Executive Officers of the Eletrobras companies – responsible for approving and forwarding to the companies’ BD the specific matters that demand its approval, opinion, or recommendation.

– Brazilian Government Accountability Office – TCU: inspecting and approving the capitalization process. Pursuant to the current regulations, the modeling presented by the Ministry of Mines and Energy – MME and BNDES shall be approved by TCU. TCU is also analyzing the modeling of nuclear power plant (NPP) Angra 3.

Eletrobras, pursuant to the current regulations, observing its diligence duties, and aligned with the best market practices, chose to monitor the main risks for the capitalization process and the Company.

This TN aims at identifying and assessing risks and responses, based on information made available by the specialized areas, with an emphasis on the capitalization process itself and the responsibilities assumed by the future private Eletrobras arising from the capitalization, considering simultaneously its current Business and Management Master Plan (PDNG 2022-2026).

2 – CAPITALIZATION RISK ASSESSMENT

The risk related to the capitalization process is regarded, from Eletrobras’ point of view, as the loss of the window term for the capitalization, due to the external procedural and regulatory uncertainties, as well as slow internal processes to meet the demands, within the term required for continuing the transaction.

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The risk related to the sustainability of the company after the capitalization process, from Eletrobras’ point of view, is related to the macroeconomic conditions of the country, the conditions of the demand for the energy sector, and the conditions of the electricity market, also taking into account that the new concession regime shall be of the Independent Power Producer (IPP), a regime under which revenue is obtained by means of agreements in the Free Market Environment (ACL). In the ACL, the electricity generator assumes the hydrological risks and other risks associated with the transaction of its assets and may be exposed to the compensations in the Short-Term Market, in case it cannot make the electricity amounts contracted available.

Thus, in this analysis, we considered risk factors internal and external to Eletrobras.

As for the strategic positioning to assimilate the capitalization impacts, the company aims at assessing the alignment of its Business and Management Master Plan (PDNG 2022-2026) with the assumptions and methods used in the studies, taking into account the variability of the results and building scenarios in order to assess the robustness of its planning. The analysis elements and some of the variables considered in the studies are listed below:

▪	value added to the concessions upon their renewal;
▪	amounts, terms, risks, and impacts of the concession bonus on the disbursements to be paid in the renewal of the concessions;
▪	compensatory disbursements to sectoral funds (Energy Development Account (CDE));
▪	compensatory disbursements to social and environmental funds, in the drainage basins where they operate, pursuant to the laws and regulations governing the capitalization process;
▪	hydrological risks and their potential impacts on electricity trading revenues, as an Independent Power Producer;
▪	variability of the Average Forward Energy Price, during the period provided for in the renewal of the concessions, of 30 years;
▪	operational risks for the assets to be renewed;
▪	risks related to the impacts of climate change on the future hydrology;
▪	the company’s debt level;
▪	post-capitalization leverage and funding capacity.

The internal risk factors are defined, in general, considering the current strategic positioning of the company in relation to the following topics:

▪  changes in the risk profile in the electricity trading activities, such as Independent Power Producer (IPP);

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▪  deficiencies and delays in the implementation of the corporate segregation of Eletronuclear and Itaipu Binacional from Eletrobras;

▪  deficiencies and delays in the transfer of the management and implementation of the sectoral government programs currently managed by Eletrobras (National Program for Energy Conservation (PROCEL), Luz para Todos Program (LPT), Incentive Program for Alternative Energy Sources (PROINFA), among others) to Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. – ENBpar.

The external risk factors are defined, in general, considering the current strategic positioning of the company in relation to the following topics:

▪  very short deadline for carrying out the capitalization process and its potential overlapping to the 2022 electoral race;

▪  undefinition of the electricity tariff of NPP Angra 3 (defined by external agencies) and directly associated with the risks for the corporate segregation of Eletronuclear from Eletrobras and the economic and financial feasibility and continuity of this undertaking;

▪  size of the initial public offering and pricing by investors, in the process of offering shares to the market, to dilute the position of the Federal Government in the company;

▪  delays and deficiencies in the quantitative studies and estimates to be carried out by agents external to Eletrobras the (CNPE, MME, BNDES, among others) and approved by external regulatory authorities (TCU, the Brazilian Office of the Comptroller General – CGU, among others);

▪  delays and motions to the capitalization process by external agencies (TCU, CGU, the Brazilian Securities and Exchange Commission – CVM, the Judiciary Branch, among others) and different legal claims.

2.1 – EVOLUTION OF THE REGULATORY BASIS IN EFFECT FOR THE CAPITALIZATION

The Eletrobras capitalization project has a defined regulatory basis, in which all guidelines, duties, and assignments of each agency of the energy sector are described. Thus, the risk assessments performed in this TN consider that the determinations, actions, studies, estimates, and decisions made by several external governmental bodies, as well as those internal to Eletrobras, permanent or temporary, and by the other agents involved in the process, shall comply with the current regulations.

Provisional Measure No. 1,031/2021, which provided for the privatization of Eletrobras and other measures, was enacted on February 23, 2021. Such Provisional Measure, as amended, after passing the House of Representatives and the Federal Senate, was enacted into Law No. 14,182 of July 12, 2021.

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Law No. 14,182/2021 established that the privatization of Eletrobras is conditioned upon the granting of new generation concessions for thirty (30) years under the Independent Production (IPP) regime for the following plants:

▪  have been extended pursuant to art. 1 of Law No. 12,783 of January 11, 2013;

▪  are covered by the provisions in item II of ¶ 2 of art. 22 of Law No. 11,943 of May 28, 2009;

▪  are covered by the provisions of ¶ 3 of art. 10 of Law No. 13,182 of November 3, 2015;

▪  have been granted through Concession Agreement No. 007/2004-Aneel-Eletronorte; and

▪  have been granted through Concession Contract No. 004/2004-Aneel-Furnas, specifically for the Mascarenhas de Moraes HPP.

Law No. 14,182/2021 conditions the privatization of Eletrobras upon the granting of new generation concessions and attributes to the National Council for Energy Policy – CNPE, chaired by the Minister of State for Mines and Energy, the competence to calculate the amount added to the concessions currently in effect, and the consequent concession bonus to be paid by Eletrobras to the granting authority.

The granting of new generation concessions is conditioned upon the change in the exploitation regime for the Independent Production of Energy, as provided by Law No. 9,074/1995, including the conditions of termination of the concessions, taking over of facilities, and compensations. It is also conditioned on the assumption of the management of the hydrological risk by the energy producer; the renegotiation is prohibited as provided by Law No. 13,203/2015.

CNPE Resolution No. 15 of August 2021 had established the initial value added by the new concession agreements for electricity generation as provided by Law No. 14,182/2021.

Moreover, in October 2021, CNPE Resolution No. 23 established the technical grounds for calculating the tariff of NPP Angra 3. Thus, the studies to be carried out by BNDES shall follow based on its determinations.

In October 2021, Resolution No. 203 of the Board of the Investment Partnership Program – CPPI approved the operational type, adjustments, and conditions for the privatization of Eletrobras under the National Privatization Program (PND). The resolution defined the form and the proceedings for: the issuance of the Global Public Offering of shares to the market; the amendments to the bylaws and shareholders’ agreement of the Eletrobras companies for capitalization; the transfer of Eletrobras’ equity in Itaipu Binacional to ENBpar; the permanence of interest as Eletrobras’ minor shareholder in Eletronuclear, transferring the majority controlling interest to ENBpar; the transfer of management and implementation of the energy sector government programs (PROCEL, PROINFA, LPT, Mais Luz para a Amazônia Program (MLA) to ENBpar; and the guidelines and conditions for mitigation of the risks posed by the investments and the capitalization of Eletronuclear for the completion of NPP Angra 3 undertaking.

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In December 2021, CNPE reestablished the new value added by the new concession agreements for electricity generation for 22 Eletrobras hydro power plants affected by Law No. 14,182/2021. Through CNPE Resolution No. 30/2021, the added value was established at BRL67.1 billion. The observations made after the first meetings and deliberations of TCU on the subject were evaluated for this change, already considering the future price of energy taken into account in the economic and financial model, as assessed by TCU, which went from BRL155/MWh to BRL172.14/MWh. From this amount, the sum of BRL2.9 billion shall be deducted, referring to the reimbursement for verified expenses with the purchase of fuel incurred until June 2017 by distributors controlled at the time by Eletrobras. The concession bonus to be paid to the Federal Government shall be BRL25.4 billion.

At the same time, it established that BRL32 billion of the value added to the concessions shall be allocated to the Energy Development Account (CDE), as determined by Law No. 14,182/2021, with an initial contribution of BRL5 billion, within 30 days after the execution of the new concession agreements.

The remaining payment to the CDE shall be in annualized installments, until the end of the concessions, adjusted by the IPCA. Taking this opportunity, it should be noted that, although the expense amounts for revitalization of water resources in the São Francisco and Parnaíba river basins, development of projects in the Legal Amazon and projects in the area of influence of the reservoirs of the Furnas hydro power plants have been deducted from the calculation of the concession bonus, they shall be equally paid by Eletrobras for ten (10) years.

It is worth mentioning that TCU (Proceeding 008.845/2018-21) is in the process of evaluating the privatization model as a whole, and it may suggest adjustments to it, which could lead to the potential need for a new analysis of certain aspects by the different bodies involved in the decision-making process of the capitalization of Eletrobras.

2.2 – ASSUMPTION RISKS AND CALCULATION OF THE CONCESSION BONUS

The Concession Bonus is the amount to be paid to the Federal Government for the renewal of the concession of the Eletrobras’ assets, which shall start to operate, within the prevailing terms, under a new electricity trading model, established in Law No. 14,120/2021, as an Independent Power Producer. It is part of the Value Added to the concessions at the time of its renewal for a new 30-year concession period, pursuant to the current regulations.

We observe that the main change in the risk profile is that the company shall take all hydrological risks of the assets with renewed concessions. Operating as an IPP (Independent Power Producer) and according to the expected greater variability in the availability of energy resources for its plants, also taking into account the potential impacts of the latest climate change, the risks and opportunities in its electricity generation and trading transactions were revisited and reassessed.

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In order to reassess this risk, an independent external consulting firm specialized in the Brazilian energy sector (UPSIDE Finanças Corporativas) carried out a study to support the decision of the top management, considering the calculation of the concession amount and analysis of risks related to the capitalization process, from Eletrobras’ point of view.

Using its own database and forecast model, the consulting firm estimated the electricity prices forward (forward curves) and market prices, estimated future prices for settlement of differences (PLD) and generation scaling factor (GSF) amounts, as well as the amount of the future generation of asset revenue, considering the strategies and Eletrobras’ electricity trading portfolio. All these elements were taken into account in the calculation of the Value Added to the concessions to be renewed, from which the concession bonus amount to be paid by the Federal Government shall be derived.

In order to achieve these goals, a base case in which were included the assumptions and risks identified in the current sector scenario, as well as the alternative scenarios that could reflect the sector and macroeconomic dynamics of the country, was created. Awareness of the results was raised, taking into account the variables of critical interest for assessing the impacts of the risks on the calculation of the concession amount. The assumptions and the method for calculation of the concession bonus were approved by the Board of Executive Officers at Eletrobras Holding.

In the simulations performed, we considered risks related to:

▪  variations in the asset hydrological inflows;

▪  variations in the energy resources of all the energy sector and subsystems (wind, solar irradiance, hydrological, etc.) available to the entire interconnected system;

▪  changes in the climatological patterns and their impacts in the estimated series of energy resources;

▪  expansion of the generation and transmission in the interconnected system;

▪  regulatory changes expected for the next years;

▪  regulatory guidelines specific to Eletrobras capitalization;

▪  variations in the operating conditions and energy dispatch, among others;

▪  variations in the Weighted Production Cost per sub-market (CPPS), a variable related to the average cost of generation expansion in each regional sub-market, taking into account the different types of electricity generation (wind, solar, hydroelectric, among others).

As a complement, the consulting firm performed simulations and sensitivity analyses regarding the structure of the trading agreements mix, its contract periods, and portfolio proportions in each contract type. Thus, not only the risks are assessed, but also the opportunities to optimize revenues of the electricity trading portfolio, such as IPP.

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These elements were then inserted into the financial model for the construction of the cash flow estimated as IPP, taking into account the electricity trading portfolio of the Eletrobras companies.

Both the financial model and the studies related to electricity trading were assessed by the specialized areas of the Generation Division – DG and the Financial and Investor Relations Office of Eletrobras Holding – DF, which assessed both the method and the assumptions used (macroeconomic, financial, tax, etc.).

The main risks and responses regarding this topic are listed below:

Risks	Responses

Macroeconomic and sector assumptions for calculating the Concession Bonus

– In building the base case and the scenarios used in the studies and simulations for calculating the concession amount, there are several risks associated with the assumptions and the sector environment to be taken into account. The sector regulatory risks, the macroeconomic risks, the risks associated with the estimate of the energy demand to be supplied by the energy sector, and the risks related to the expansion of generation and transmission (delays, types of sources), among others, are relevant.

– Some assumptions considered were not validated by the specialized areas of Eletrobras, as some elements and variables used by the consulting firm were defined through its own method and it is not possible to assess its degree of adequacy, neither to confirm nor to refute the amounts presented, due to their variability.

– The Holding’s DGE (Expansion of Generation) also reports that there are aspects of the report and choices of the consulting firm that may not be audited or reproduced, due to the use of the consulting firm’s own methods and models.

–Macroeconomic, sector, and technical assumptions, as well as the method used in the first part of the studies by the consulting firm, assessed by areas specialized and approved in Executive Office;

– The studies by the consulting firm were aligned with Eletrobras’ demands.

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Method for calculating the Concession Bonus

In this method, the Total Added Value of the capitalization (VAtotal) is equal to the aggregate individual Added Values (VAi) of each plant, and each plant is deemed a cash-generating unit (CGU). The Added Value (VA), in its turn, shall be calculated employing the Discounted Cash Flow method, using the difference of the net present value of the cash flows available to the firm (FCFF) of the Capitalization Scenario (FCFFPIE), IPP regime, and the Current Scenario (FCFFCotas), quota regime.

The consulting firm chose to use a single discount rate (WACC) for all Cash Generating Units in both scenarios, the Capitalization scenario, and the Quotas scenario. Thus, it was assumed that the risks due to the change of the electricity trading regime according to the new concession agreements shall be accounted for throughout the cash flow of the Capitalization Scenario, excluding the need for two forecasted cash flows. Therefore, several envelopments associated with different constraints were prepared, creating scenarios ordered as to the Total Added Value, so that the greater are their associated p-values, the more conservative the scenarios created shall be.

– As for the method used, the consulting firm considered that the most relevant risks are included in the base case proposed. According to the consulting firm, the adoption of a more conservative and lower net present value (NPV) would be equivalent to a bolder flow discounted at a higher discount rate.

– The Holding’s specialized areas assessed the method proposed and considered that there are no obstacles for its use, given that all risks posed by the IPP regime were properly taken into account and dealt with in the cash flow.

2.3 – CORPORATE SEGREGATION OF ELETRONUCLEAR

Pursuant to Law No. 14,182/2021, the corporate restructuring of Eletronuclear is a prior condition for the capitalization of Eletrobras. Accordingly, in order to comply with the current regulations, Eletrobras shall transfer the controlling interest held by Eletronuclear to ENBpar, given that the operation of nuclear electricity generation facilities by private agents is unconstitutional.

Therefore, the restructuring aims at keeping Eletronuclear under government control after the privatization of Eletrobras. Another effect of that transaction shall be to raise the necessary funds for Eletronuclear to complete the works to implement the NPP Angra 3.

The uncertainties regarding the tariff and other risks posed by the NPP Angra 3 project, as well as its impacts on the valuation of Eletrobras, are being addressed, together with MME, BNDES, and CNPE, with the participation of the subsidiary Eletronuclear, to proceed, as soon as possible, to the uncertainties regarding the electricity tariff of this undertaking, the amount of capital to be invested, and the deadlines for completion of the project.

The main risks and responses regarding this topic are listed below:

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Risks	Responses

Tariff Risk.

The fixing of a tariff for sales of electricity from Angra 3 lower than the balance tariff by CNPE, causing a negative NPV for this undertaking on the mentioned base date.

The Angra 3 plant shall be implemented as expected by BNDES, the possibility adopted in the creation of the model of corporate restructuring. Any events that may materialize “tariff risks” affect the valuation of the new plant. The restructuring model proposed has the valuation of the Angra 3 plant at a zero net present value and an 8.88% return rate in the base date of June 2020 as one of its fundamental assumptions.

– CNPE Resolution No. 23/2021 established the parameters for calculating the NPP Angra 3 tariff.

The final amount shall be established by CNPE in the first quarter of 2022.

– Paragraph 3 of article 10 of Law No. 14,120/2021.

– CNPE shall consider that the price of electricity that covers all costs meets the principles of reasonability and lower tariffs, pursuant to BNDES assumption.

Capability of ENBpar to provide the guarantees required

The capability of ENBpar to provide the guarantees required for the Angra 3 plant project is a point of concern, as it currently has no conditions therefor. In case the Federal Government does not provide the guarantees, without requiring counter guarantees from ENBpar, the project may not obtain the funding structure necessary for its completion and, consequently, lead to its retirement, with an estimated cost of BRL14.8 billion. Another point to be noted is that, although Eletronuclear left the control of Eletrobras, 100% of its debt continues to affect Eletrobras balance sheet, as the non-consolidated debts shall be included in the guarantees provided.

– The Federal Government provides guarantees in ENBpar, within the limits of its voting capital in Eletronuclear.

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Allocation of guarantees to the Angra 3 project.

– Execution by and between Eletrobras and ENBpar of an Investment Agreement providing for the obligations of the parties to participate in the process to increase funding Angra 3, through the concession of personal guarantees, as well as through on-lendings in the form of loans to Eletronuclear, in the total volume required for the completion of NPP Angra 3, in the terms of the studies carried out by BNDES described in Decree No. 9,915 of July 16, 2019, and Law No. 14,120 of March 1, 2021,and in the proportion of its shares in the voting capital stock of Eletronuclear, and the current guarantees, loans, and supporting contractual obligations between the Federal Government or Eletrobras and Eletronuclear shall be disregarded for calculating the proportion, provided that these guarantees, loans, and supporting contractual obligations shall be maintained;

–Management of the corporate guarantees;

Tax Penalty of the Federal Revenue Service with respect to the understanding about the adjustment of the balance of payable dividends (~BRL2.6 billion).

Despite the understanding that the balance adjusted by the Special Settlement and Custody System (SELIC) rate shall be accounted for as a closed amount (with no opening of the shareholding structure), due to the amount and the uniqueness of the proposal, the transaction may be analyzed by the Federal Revenue Service. BNDES understands, with respect to the inflation adjustment of the dividends payable by the SELIC rate, that there would be no collection of Income Taxes, a view not shared by Eletrobras technical team (TN DFCT-008/2021 of December 31, 2021). The estimated impact is about BRL200 million for Eletrobras.

There will be, consequently, an impact on the same amount in the cash flow of Eletronuclear, which shall pay the tax in cash.

– The withholding income tax (IRRF) levied on the inflation adjustment of dividends is a matter with respect to which Eletrobras and its companies adopt procedures based on the prevailing tax laws and regulations and withhold taxes, as well as provide the payment of the taxes in behalf of the beneficiary, a procedure that shall be adopted by Eletronuclear.

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Completion of the Critical Path and Works up to the commercial start-up

– Approval, by Eletrobras BD, of the release of the funds provisioned, prior to the definition of all parameters for the works, such as Capex, Schedule, Tariff, and the ensured profitability of the invested capital. Such approval also meets the modeling assumption proposed by BNDES.

CPPI Resolution No. 221/2021 provides for the organization of a committee for matters related to the planning and implementation of NPP Angra 3 (“Statutory Committee for Monitoring the Nuclear Power Plant Angra 3 Project – COANGRA”), which shall operate until the start-up of the plant, in order to advise Eletrobras’ Board of Directors, including analyzing and expressing a previous opinion on the contract of assets, services, works, funding, and guarantees related to the project and composed of five members, ensuring ENBpar’s and Eletrobras’ representative parity, namely, up to two members appointed by the Directors elected by ENBpar, up to two members appointed by the Directors elected by Eletrobras, and an independent external member appointed by mutual agreement between Eletrobras and ENBpar, all duly compensated.

– CPPI Resolution No. 221/2021 also provides for the execution, by and between Eletrobras and ENBpar, of an Eletronuclear shareholders’ agreement to regulate the governance of this company, providing for, at least:

a) maintaining COANGRA operating until the start-up of Nuclear Power Plant Angra 3;

b) ENBpar’s preemptive right to the disposal of shares issued by Eletronuclear and held by Eletrobras; and

c) Eletrobras’ right to appoint Eletronuclear’s Chief Financial Officer.

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Lack of withdrawal clauses.

Eletronuclear holds the monopoly of nuclear electricity generation in Brazil. Thus, the new Eletrobras shall be included in new projects of nuclear expansion, regardless of its Strategic Planning. Additionally, the permanence of Eletrobras’ interest in a historically loss-making company, in high proportions of the capital, seems to make no sense to the private shareholders.

– Law No. 6,404/1976 (Joint-Stock Companies Law)

2.4 – CORPORATE SEGREGATION OF ITAIPU BINACIONAL

Law No. 14,182/2021 also authorized the Federal Government to create a public-private company or governmental entity, in case the companies are not under its direct control, in order to maintain the ownership of the capital stock and the acquisition of electricity services provided by Itaipu Binacional by a federal public agency or entity, to comply with the provisions in the Treaty of Itaipu, among other purposes.

Law No. 14,182/2021 also amended Law No. 5,899 of July 5, 1973, to authorize the Federal Government to appoint a federal public agency or entity for the acquisition of all electricity services of Itaipu Binacional. The agency or entity appointed by the Federal Government shall be the agent trading Itaipu’s electricity and shall be in charge of trading all electricity services, pursuant to the regulation of the Brazilian Electricity Regulatory Agency – ANEEL.

On September 10, 2021, the Federal Government issued Decree No. 10,791, which creates Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. – ENBpar, a governmental entity linked to the Ministry of Mines and Energy – MME, organized as a joint-stock company. The corporate purpose of ENBpar, as provided for in art. 9 of Law No. 14,182/2021, is, among others, to maintain the ownership of the capital stock and the acquisition of the electricity services provided by Itaipu Binacional by a federal public agency or entity in order to comply with the provisions in the Treaty of Itaipu.

Among the adjustments and conditions for the privatization of Eletrobras approved in the CPPI operational model (CPPI Resolution No. 203 of October 19, 2021) is the execution of an agreement for the transfer of all Eletrobras’ shares in the capital stock of Itaipu Binacional to ENBpar through the payment of a consideration, with a precedent clause conditioning its effectiveness to the settlement of the Global Public Offering.

CPPI resolution No. 221/2021 was issued on December 29, 2021, amending CPPI Resolution No. 203/2021 of October 19, 2021.Among the amendments, those concerning the segregation of Itaipu Binacional stand out, that is, the execution of an agreement for the transfer of all corporate shares held by Eletrobras in Itaipu Binacional to ENBpar for the consideration of BRL1.2 billion (base date of December 31, 2020).

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The main risks and responses regarding this topic are listed below:

Risks	Responses

Availability of systematic and operational resources in ENBpar to undertake the management of Itaipu’s electricity trading accounts.

According to the current regulations, the management of Itaipu’s electricity trading accounts and transactions shall be transferred to ENBpar on the following day to the capitalization of Eletrobras. ENBpar shall be structured in order to meet all governance and compliance requirements, managerial and operational, to undertake this duty.

– Execution of an agreement for transfer of all corporate shares held by Eletrobras in Itaipu Binacional to ENBpar.

– Pursuant to CPPI Resolution No. 221/2021, there is the commitment, expressly assumed in the Equity Transfer Agreement executed by and between ENBpar and Eletrobras, that Eletrobras undertakes to, if contracted by ENBpar, observing the provisions in Law No. 13,303 of June 30, 2016, provide the support services and assistance required for the trading of the electricity from Itaipu Binacional by ENBpar, upon compensation to be agreed by and between the parties, for up to one hundred and eighty days of the date of settlement of the Global Public Offering.

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Unavailability of funds in ENBpar for making the payments in installments, related to the amounts of the corporate transfer of equity, to Eletrobras

ENBpar may not have, at some point, funds and liquidity for paying the installments to Eletrobras. It is important to mention that, according to the prevailing laws and regulations, Eletrobras shall respect ENBpar’s payment conditions, which may aggravate this risk judicially.

A point that shall be observed is ENBpar’s capacity of making such payments, as ENBpar’s only revenue shall be the remuneration on the capital stock of Itaipu, which, in 2021, as an example, shall be approximately BRL130 million. It is important to note that such compensation shall be revised in 2023, when the term in Annex C of the Treaty of Itaipu ends, and new conditions shall be established between the Governments of Paraguay and Brazil. Therefore, ENBpar’s flow of receipts is uncertain after 2023.

It should also be noted that ENBpar shall also be the controlling shareholder of Eletronuclear, which currently is a loss-making company and may need future funding, both for its working capital and the completion of the Angra 3 undertaking.

Therefore, a part of ENBpar’s receivables may be compromised.

That said, an analysis of the client ENBpar shall be requested by the accounting department, and, given the facts, ENBpar may be classified as a client with solvency difficulties, and it may be necessary to set up a Provision for Doubtful Debt Collection (PLCD), which shall result in an economic loss to Eletrobras.

– Execution of an agreement for transfer of all corporate shares held by Eletrobras in Itaipu Binacional to ENBpar.

– According to the equity transfer Agreement, the Principal Price installment shall be paid in two hundred forty (240) monthly installments, while the 2021 Compensation Price installment shall be paid in thirty-six (36) monthly installments, all denominated in Reais, adjusted for the US Dollar exchange rate variation.

– Still according to the equity transfer Agreement, as a guarantee of payment of the Price, all amounts payable by Itaipu to ENBpar as income on the paid-up capital (under Annex C of the Treaty) (“Itaipu Yield”) shall be deposited, for the account and the order of ENBpar, to a blocked account to be managed by a bank contracted by Eletrobras under market conditions, with right to justified veto by ENBpar in up to 15 days after notice by Eletrobras.

Financial compensations Eletrobras would be entitled to as a result of the segregation of Itaipu

The segregation and subsequent transfer of Eletrobras’ ownership interest in Itaipu to ENBpar are associated with the right to offset the amounts equivalent to its ownership interest in Itaipu.

Eletrobras’ right to offset due to the losses resulting from its withdrawal of Itaipu Binacional’s shareholding structure arises from the legal regime of Brazilian public law.

The adjustment of the contribution by Eletrobras at the moment of organization of Itaipu shall meet the inflation adjustment criteria consolidated in Reversal Note No. 10/2000 and the Treaty of Itaipu.

BNDES has already calculated the update of Eletrobras’ capital stock in Itaipu.

2.5 – RISKS RELATED TO THE INITIAL PUBLIC OFFERING

Under Law 14,182/2021, Eletrobras shall be privatized by means of a capital increase, through a public subscription of common shares, with the Federal Government waiving its preemptive right. Furthermore, the capital increase may be accompanied by a follow-on public offering of shares held by the Federal Government.

The funds raised by the Follow-On Offering (initial public offering) shall be used to pay the granting of new concessions, which means that there shall be no net inflow of funds to Eletrobras.

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The main risks and responses regarding this topic are listed below:

Risk	Responses
Size and term for the Offering

– Mapping of the market perspective using meetings with banks and investors to understand the appetite for Eletrobras’ offering.

– The capital increase may be accompanied by a secondary public offering of shares held by the Federal Government.

– Creation of a detailed schedule including the project milestones, persons in charge, deadlines;

– Establishment of a Project Management Office (PMO) for proper management of the schedule;

– Establishment of a special commission for the capitalization (CEC) composed of Eletrobras’ directors and officers, with weekly meetings for monitoring the schedule, assessing risks, and defining mitigation actions;

– Design of a governance ritual specific to the Capitalization taking into account the statutory provisions of Eletrobras and the Privatization Law, the so-called Fast-Track, with a revision of internal regulatory periods for approval.

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Obligations derived from the capitalization process

– Assumption that there shall be no net inflow of funds from the follow-on offering;

– Payment of the concession bonus, in the amount of BRL25,4 billion, expected to be covered by the follow-on initial public offering;

– Payments to the CDE, in the lapse of the renewed concession periods, of approximately BRL32 billion;

– Payment of BRL5 billion to the CDE, in up to 30 days after the initial public offering, as provided for in the current regulations;

– Acknowledgment of the future payment obligation for drainage basin revitalization works provided for in Law No. 14,182/2021, in the total amount of BRL8.75 billion. Ten annual payments (BRL875 million/year) are expected, starting in January 2023.

The present value of these reimbursements is BRL6.57 billion.

– Investment agreements to be entered into with ENBpar (CPPI Resolution No. 203), through on-lendings and assignment of collaterals, which impacts its capacity to obtain new funding, as these transactions shall be included in Eletrobras’ balance sheet.

– The company has a low leverage ratio, thanks to the successful work of financial discipline developed over the last few years. The Net Debt/EBITDA index is at 0.9, below the target of 2.5.

– Probable divestiture of about BRL1.5 billion (Specific Purpose Entities (SPEs) sales) 2022;

– The amounts to be paid to the CDE may be obtained in the Follow-on offering process if there is demand for greater funding. For this, the Company may offer an additional tranche of shares (Hot-Issue). According to the Brazilian Securities and Exchange Commission, a Hot-Issue may increase the number of shares offered by 20%, pursuant to art. 14, item 2, of CVM Instruction 400.

– Additionally, we expect that, after the privatization, the Company can use its leverage capacity to benefit from growth opportunities, whether through the acquisition of operations or participation in new auctions, for example. This is another reason to preserve Eletrobras’ leverage capacity, given that the process of termination of the quota system (descotização) shall occur in up to five years, starting in 2023.

Medium- and long-term macroeconomic and situational risks

– The projections related to interest and inflation are pessimistic in the short term, and these are two main indexers of Eletrobras’ debt. It is important to highlight that 2022 shall probably provide great volatility, as it is a presidential election year. Volatility affects the cost of debt more than the increases in the interest rate because it impacts sovereign risk spread required by investors (National Treasury Notes (NTNs)), which is a basis for private credit spreads.

– In this regard, it is important to note that 2022 brings additional challenges for funding at attractive costs and we recommend a search for alternative solutions for the 2022 funding needs.

– Alternatives such as the banking market itself, less volatile than the capital market; the international market; account receivable factoring, and Credit Rights Investment Funds (FIDCs) may be assessed on a case-by-case basis, analyzing the convenience and attractiveness of each of these transactions, as these analyses shall have to take into account factors such as the repayment period, rate, and quality of any receivables to be factored (debt risk of the companies’ portfolio, certainty regarding recognized assets, etc.).

2.6 – TRANSFER OF GOVERNMENT PROGRAMS AND FEDERAL GOVERNMENT ASSETS MANAGED BY ELETROBRAS (BUSA)

In this section, we will consider the risks related to the process of transferring the management and implementation of the Federal Government programs and assets (PROCEL, LUZ PARA TODOS, MAIS LUZ PARA A AMAZÔNIA, PROINFA, and BUSA), currently managed and operated by Eletrobras, to Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. – ENBpar. The risks shall be considered from the Eletrobras’ point of view, in terms of how they may impact the schedule and effectiveness of the capitalization process.

Law 14,120/2021 established the guidelines, attributions, and rules for the Eletrobras capitalization process. The creation of ENBpar (Decree nº 10,791 of September 10, 2021) was the way provided for in the law to, among other objectives, assimilate the Federal Government programs and assets currently managed by Eletrobras. Due to the nature of the activities, focused on the development of sector public policies, social development, and the use of sources of public funds, it is necessary that, after the transition period provided for by law, a public company, or another public agency, takes over these activities.

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CPPI Resolution No. 203 of October 14, 2021 establishes the guidelines for the operational transition and assignment of agreements to ENBpar, sector policies, and the government programs managed by Eletrobras, through the execution of an agreement governing the transition, as well as the commitment by Eletrobras, free of charge, to provide support and advice to ENBpar in the management of these activities, including personnel training, provision of databases and information.

The main risks and responses regarding this topic are listed below:

Risks	Responses
Lack of regulatory provision for the management of social policies or government programs, even if temporarily, for Eletrobras as a private company, with possible consequences with external inspection and control bodies;	Sectoral Program and BUSA Management Transition and Transfer Agreement
Delays, on the part of ENBpar, in its internal structuring (governance, systems, technical expertise), with the private Eletrobras having the burden of conducting government programs beyond the 12 months of the public offering;	Monitoring of the process.
Possible evasion of specialized human resources with experience in the management and implementation of sectoral programs and policies, given the prospect of ending these activities at Eletrobras after its capitalization, causing unavailability of labor until the end of the transition period for ENBpar;	Eletrobras’ human resource policy.
Normative and regulatory uncertainties about the transition process for ENBpar, specific to each government program or sectoral policy. Some of them, like the PROINFA, are submitted to complex contract renewal processes, which shall take place during the transition process;	Sectoral Program and BUSA Management Transition and Transfer Agreement

2.7 – Other risks and points of attention

▪	The accounts shall be closed no later than February 25, 2022. For this to materialize, all Eletrobras’ non-controlled investees shall anticipate the closure of their accounting information to no later than the end of January 2022. The subsidiaries’ accounts shall be closed in the first week of February 2022. The support from personnel areas (Management and Sustainability Office – DS at the holding) together with post-

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employment benefit Foundations shall be needed for the necessary update of the actuarial reports to be timely and meet the need of Eletrobras’ closure of accounts.

▪	The Related-Party Transactions (RPTs) are subject to mandatory disclosure in the Management Proposal for the Eletrobras shareholders’ meeting, in which the commutativity of the transaction and its conduct at market value shall be assessed by the company. For the internal creation of the matters for approval, the risks related to the TPRs shall be assessed and properly mitigated to prevent potential delays.

▪	According to the Global TPR Technical Note, in the consulting firm’s studies, the results linked to the “Base Case”, in which the amount fixed for Concession was BRL64.357 billion, were about 4% below the amount fixed by CNPE Resolution 30/2021, corresponding to BRL67.053 billion.<0} As already referred to in item 2.5 above the Risk Technical Note, attention should be paid to a series of obligations derived from the capitalization process, including firm expenses that, as provided for in RPT TN, shall consider revenues that depend on the performance of private Eletrobras in the future. The assumptions that combine demand growth rates, penetration of new sources of electricity (gas-based thermal power plants, solar power, wind power, etc.), and prospects for the evolution of the production cost, in addition to the review of the Guaranteed Power Outputs of hydro power plants (whose forecast is provided for in the regulation) caused by the impacts of climate change in available water resources are critical factors, uncertainties, with long-term effects on electricity prices in the future and that present a greater potential to impact the capitalized Eletrobras’ future results. Still based on RPT TN, the mitigation of the risks linked to these factors shall form part of attentive monitoring of its evolution with a policy for expansion and adequacy of the assets; the exploitation of revenues arising from new functionalities (ancillary services, among others); and the combination of hydroelectric assets with sources (hybridization) aligned with these actions.

▪	The Investment Agreement proposed by BNDES, to be entered into by and between Eletrobras and ENBpar, referred to in item 2.3 of this Technical Note, provides for that the guarantees provided by Eletrobras in previous funding related to the Angra 3 project are not considered in the calculation of the Guaranteed Installment under the Investment Agreement. That means that Eletrobras and ENBpar shall guarantee new funding in the proportion of their voting capital, disregarding what was already made by Eletrobras before. Thus, at least initially, the shareholders’ interest in the guarantees of total funding In order to build NPP Angra 3 still will be disproportionate to their interest in the voting capital of Eletronuclear.

▪	The amount defined for the renewal of the concessions, still to be reassessed by TCU, may be not aligned with what analysts and investors expect.

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▪	The process of inspection by the Securities and Exchange Commission – SEC with respect to the Compulsory Loan may entail delays in the documents and planning of the public offering.

▪	Obtaining waivers from creditors for the expected changes in the company’s risk and debt profile, especially with the banks directly involved with NPP Angra 3 project.

▪	Communication to CVM with respect to the global commutativity of the capitalization transaction. The RPTs shall be considered in a global context for structured submission to CVM.

3 – FINAL CONSIDERATIONS

The risks mapped so far were analyzed based on the best available information. The risk assessments, taking the corresponding factors into account, depends on each stage of the project and the maturity of responses. We emphasize that it is necessary to monitor the risks and the evolution of responses in each stage of the project. Eletrobras understands that the mentioned responses reduce the residual exposure of risks to a level deemed acceptable, which starts to be aligned with its risk appetite statement.

Prepared by:

____________________________________

Leonardo Frederico Reiter

Higher Analyst, Corporate Risk Department – DCRR

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_____________________________________

Mauro Retto Lopes

Corporate Risk Manager, DCRR

I agree:

____________________________________

Roberto Brigido do Nascimento

Risk, Internal Control, and Information Security Superintendent, DCR

30-Nov-2021 DFF 060/2021

Technical Information Report

Initial mapping of the need for consents under the Financial Instruments of the Eletrobras Companies in light of the company capitalization process

Eletrobras

Analysis of the effects of the change in the controlling interest of Eletrobras and the segregation of Itaipu and Eletronuclear under the privatization process on the provisions of effective financial instruments as to map the needs for consents to this process.

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1. PURPOSE

The purpose of this Technical Information Report is to present the initial mapping, based on contract interpretation exclusively by the Department of Corporate Finance – DFF, as well as the equivalent financial departments of the Subsidiaries and Special Purpose Entities – SPEs, about the overview of permits and consent required for Eletrobras’s privatization process, considering the provisions of the contract clauses of the Group’s financial instruments, including associated SPEs, such as financing, loans, debt securities, and guarantees (bank guarantees) that may be affected by this process, considering the effects on these contracts caused by the amendment to the controlling interest, after the Federal Government ceases to be the controlling shareholder, in addition to the segregation of Eletrobras Termonuclear S.A. (Eletronuclear) and Itaipu Binacional.

2. INTRODUCTION

Eletrobras has common and preferred shares exchange-traded in the Stock Exchange of São Paulo, New York, and Madrid. As a controlling shareholder, the Federal Government is the direct owner of 42.6% of the company’s total capital and the indirect owner, through the Brazilian National Bank for Economic and Social Development – BNDES, BNDESPar, and governmental funds, of 19.2%. Considering only the common shares with voting power, the Federal Government directly owns 51.8% and indirectly owns 20.5%, through BNDES, BNDESPar, BNB, and governmental funds, amounting to 72.3% of the voting capital.

Law 14,182/2021 sanctioned on July 2021, authorized the privatization of Eletrobras by means of a capitalization process, which consists in an increase in capital stock through the issuance of new common shares, and the Federal Government may not subscribe for shares, resulting in the amendment to the controlling interest of the company, with the Federal Government ceasing to be the controlling shareholder.

Additionally, Law 14,182/2021 also provides for the corporate restructuring of Eletrobras so that the Subsidiaries Eletronuclear and Itaipu remain under the direct or indirect control of the Federal Government, considering that, according to the Brazilian Federal Constitution and the Binational Treaty with Paraguay, respectively, these companies may not be privatized. That entails the separation of both companies of the Eletrobras Group, with the control of their assets being transferred to another state-owned company, Empresa Brasileira de Participações em Energia Nuclear e Binacional (ENBpar).

Eletrobras is currently the direct parent of subsidiaries operating in the segments of generation and/or transmission. The Company still has an interest in several SPEs in Brazil, mostly operating in generation and transmission, with a share of up to 49.98% in the capital stock, in addition to a minority interest in electric power companies, according to a file available in the Investor Relations section of the company’s Internet page.[1]

Internationally, the holding company has a 50% ownership interest in the Capital Stock of Itaipu Binacional (together with the Paraguayan Government), 50% in Rouar S.A. (together with the Uruguayan state-owned company Usina y Transmisiones Eléctricas de Uruguay – UTE), and 29.4% of Inambari Geração de Energia S.A. (Peru).

Eletrobras operates, originally during the design development period of the generation and transmission sector, as a provider of guarantees in the funding instruments to the benefit of the companies under its control, as well as in undertakings in which it or its subsidiaries has ownership interest.

[1] https://eletrobras.com/pt/ri/Paginas/Participacao-Societaria.aspx.

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It is possible to note that such guarantees may be divided into three different groups:

(i)	Corporate Projects, in which Eletrobras and/or its Subsidiaries have a 100% interest;

(ii)	Majority Special Purpose Entities (“Majority SPEs”), in which Eletrobras and its Subsidiaries have an interest greater than or equal to 50% and lower than 100%; and

(iii)	Minority Special Purpose Entities (“Minority SPEs”), in which the Companies of the Eletrobras System have an interest lower than 50%.

Additionally, it is important to note that Eletrobras itself holds debt instruments formed over time in order for it to deal with its financial needs.

Considering the existence of such financial liabilities, the privatization of Eletrobras, as enacted, has brought about two important points that shall have relevant impacts on clauses of such debt instruments and/or guarantees of the Eletrobras group related to contract provisions that may:

(i)	Veto amendments to the controlling interest; and/or

(ii)	Limit/prohibit the disposal of assets.

In the following sections, we provide analysis, based on the exclusive perspective of DFF and the equivalent departments of the Subsidiaries and SPEs, of the impacts of these two points brought about by the privatization process related to the financial instruments of the Eletrobras group and SPEs with an ownership interest of the companies of the Group (Holding Company and Subsidiaries), presenting:

a)   Profile of the loan agreements and financial instruments of Eletrobras Holding and its Subsidiaries;

b)   Impact of the amendment to the controlling interest and segregation of Eletronuclear and Itaipu on the Holding’s contracts;

c)    Impact of the amendment to the controlling interest on the financial instruments of the Subsidiaries;

d)   Impact of the amendment to the controlling interest on the financial instruments of the SPEs;

3. JUSTIFICATION

By analyzing the contractual obligations assumed within the scope of the financial instruments with respect to the issues related to the change in the controlling interest and asset segregation, it is possible to note the impact of this operation on three types of agreement clauses: (i) Early Maturity; (ii) Non-financial Covenants, and (iii) Financial Covenants.

Thus, in case of failure to comply with such obligations, the creditor or his/her financial agent may order early maturity of the agreement, immediately claiming the accrued principal and interest amounts, as well as other ancillary charges, if any, and/or return of the guarantee provided by the financial institution, as the case may be.

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The clauses that establish the early maturity conditions (mandatory prepayment) list the events and situations that shall be performed by the company. In case of failure to perform, it shall be required to terminate the agreement early. Within the context of analysis, attention is called especially to situations related to a potential maturity due to change of the controlling interest, segregation of relevant assets, and corporate restructuring.

The clauses of non-financial covenants are administrative obligations assumed by the company, and failing to perform them may entail punishments, such as fines, suspension of disbursements, and especially early maturity of the existing balance.

The clauses of financial covenants, generally speaking, refer to financial indicators agreed upon within the scope of the agreements, such as maintenance of a ceiling leverage ratio and debt service coverage ratio, among others, which shall be complied with during its effective period.

Anyway, it is possible to note that this technical information report does not include analyses related to expected maintenance of the compliance with covenants/financial indicators, as the purpose hereof is to assess the mapping of the need to obtain consent for the capitalization process itself. Assessments related to the compliance with contractual financial covenants depend on financial analyses aligned with the assumptions and modeling of the capitalization process, enabling projections of financial results. Based thereon, the forecasted results shall be compared to the limitations imposed by the financial agreements in order to verify risks of agreement breaches in light of new expectations of Results and Cash Flows. Such assessments and financial modeling are not within the scope and assignments of analysis of the area.

Finally, the agreement provisions associated with items (i) and (ii) above, that may limit such capitalization operation, whether due to the amendment to the Controlling Interest of Eletrobras itself and/or the segregation of Itaipu and Eletronuclear, shall be investigated within the scope not only of the financial agreements of Eletrobras, but also of the agreements of its Subsidiaries, as well as the agreements of the SPEs with an ownership interest in the group, in the latter case, especially in the financial instruments that include guarantees provided by Eletrobras or its Subsidiaries.

4 FINANCIAL AGREEMENTS OBTAINED AND GUARANTEED BY THE ELETROBRAS GROUP

Considering the purpose of this paper, as well as the relevant aspects referred to in the preceding topic, it is possible to note that the scope of assessment of financial agreements aiming at mapping the need to obtain consent shall include primarily the investigation of the agreements in which the Holding Company and/or the Subsidiaries are beneficiary (borrower or guaranteed party) or guarantors of the financial transactions.

Thus, the assessment shall include financial debt agreements in general, in addition to bank guarantees, to which the companies of the group may be parties as one of the parties specified in the preceding paragraph.

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In this regard, aiming at illustrating the universe and amounts of the agreements assessed, the table below shows the financial balances, outstanding or guaranteed, related to the financial instruments of Eletrobras, in addition to its five Subsidiaries, Furnas, CHESF, CGT Eletrosul, Eletronorte, and Eletronuclear:

Table 1 – Corporate financial instruments.

Legend:

SALDO EXISTENTES ELETROBRAS E CONTROLADAS POR MODALIDADE DE CONTRATO – SALDO DEVEDOR R$ mil (Posição em 30/09/2021) = ELETROBRAS EXISTING BALANCES CONTROLLED BY AGREEMENT TYPE – OUTSTANDING BALANCE thousand BRL (Position on September 30, 2021)

Modalidade = Type

Financiamentos e empréstimos = Loans and Financings

Títulos e Fundos (Debêntures, Bônus, FDIC) = Bonds and Funds (Debentures, Warrants, Credit Rights Investment Funds (FDIC))

Fianças Bancárias = Bank Guarantees

It is possible to note that, in addition to resulting in a total guaranteed and/or outstanding balance of BRL55.7 billion on September 30, 2021, there is a total of 67 debt agreements, not to mention their ancillary instruments and addenda, in addition to 98 bank guarantee agreements.

Out of the bank guarantee agreements, it is important to highlight that 96% of the guaranteed amount, a total of BRL7.58 billion, is represented by Furnas’s agreements, mostly related not to guarantees in debt agreements, but legal proceedings, in most cases.

Moreover, in addition to the agreements highlighted in the preceding table, as described above, the analysis shall necessarily take into account agreements in which Eletrobras and/or its Subsidiaries act as guarantors of the operations, related to projects (SPEs) in which there is the ownership interest of the companies of the Group. The amounts associated with such instruments are presented in the table below:

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Table 2 – Financial instruments of the SPEs and respective total and guaranteed balances on September 30, 2021.

Legend:

SPEs - SALDO DEVEDOR TOTAL E GARANTIDO ÀS SPEs - R$ mil (Posição em 30/09/2021) = SPEs – TOTAL AND GUARANTEED OUTSTANDING BALANCE OF THE SPEs – thousand BRL (Position on September 30, 2021)

Empreendimento = Project

Participação do Grupo Eletrobras = Interest of the Eletrobras Group

Credor = Creditor

Saldo Total = Total Balance

Saldo Garantido = Guaranteed Balance

Debêntures = Debentures

In addition to the balances presented, the agreements illustrated in the preceding table include, guaranteed by the Eletrobras group, a total of 31 debt instruments, not to mention their ancillary instruments and addenda, in addition to the bank guarantee agreements of such SPEs.

A very important aspect to be noted is that the agreements of the SPEs with guarantees from the companies of the group comprise the main scope of analysis of the financial agreements of these projects, in which there may be any prohibition on the Capitalization process that may entail the need for consent of the involved financial institutions. That is warranted as, due to the provision of guarantees within the scope of such instruments, there is a higher probability of the existence of expressed obligations assumed by Eletrobras or its subsidiaries in light of the role of guarantor, which warrants the obligation to obtain consent to the Capitalization.

In any case, in order to act in regard to this issue with more security, a mapping was made supported by Management of SPEs of Eletrobras and the Subsidiaries, as well as the SPEs themselves, of the financial agreements in which no guarantees are provided by the Group, in order to eliminate any possible risks, even if smaller, due to any non-assessment and mapping of the “non-guaranteed” agreements.

Now that the agreement's object of analysis has been briefly presented, in the next topics, we will provide a segregated discussion about such instruments, starting with the Holding Company, in relation to which more detailed highlights apply, as it is the company that shall directly go through the corporate restructuring, followed later by the Subsidiaries and, finally, the SPEs.

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4.1 Financial Agreements – Holding Company

At the end of the 3rd quarter of 2021, Eletrobras had 13 loan and financing agreements in effect, obtained with 10 creditors, 7 of which were national and 3 international. In addition to such agreements, the Company has 5 issued debt securities, 2 of which are national and 3 international. The balance of the debt related to loans and financing obtained from Eletrobras Holding was BRL28 billion Reais, including RGR Devolução, 83.2% of which are long-term balance (with maturity dates in more than 1 year) and 16.8% are short-term balance (with maturity dates in less than 1 year).

On the base date above, Eletrobras had loans and financing in national and foreign currency (Dollar and Euro) and debt securities issued in Dollar and Reais. By analyzing the structure of the debt, it is possible to note that 60.7% of the balance was in Reais and 39.3% in foreign currencies.

According to the table below, except for the debt securities issued in the domestic and international markets that accounted for, in September 2021, a balance of BRL18.3 billion, the most important creditors of Eletrobras were Receivables Investment Fund (FIDC) Apolo (BRL3.1 billion), FIDC BR Eletro (BRL2.7 billion), Fund Global Reversal Reserve (RGR) (BRL1.3 billion), and Banco do Brasil (BRL0.7 billion).

Table 3 – Balance of the loans and financing obtained from Eletrobras Holding by creditor in Reais – September 30, 2021.

Legend:

Credor = Creditor

Saldo (R$ milhões) = Balance (million BRL)

Bônus = Warrants

Debêntures = Debentures

Outros = Others

We highlight, finally, Eletrobras does not currently have bank guarantee instruments in effect contracted with financial institutions.

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The assessments presented in the following topics were performed based on the agreement interpretation exclusively by the perspective of DFF/DFFG about the clauses of such agreements, and specifically for the foreign-currency agreements, there was also a legal assessment by Clifford Chance, a law firm that advises Eletrobras in financial transactions involving international laws.

4.1.1 Clauses related to the Change of the Controlling Interest

Aiming at protecting the creditor against unexpected corporate changes that may entail changes of the borrower’s control, a part of Eletrobras’s loans and financing agreements, based on existing market practices, include clauses about changes of the controlling interest, which may somehow limit or prohibit the change of control of the Company without the creditor’s authorization, forcing the Federal Government to remain as controlling shareholder of Eletrobras.

However, it is important to note that some agreements signed or amended more recently already provide for negotiated ways to deal with this limitation, anticipating situations or exceptions based on which a change in the controlling interest is allowed. As an example of that, it is possible to mention: (i) permission in case the change in controlling interest occurs within a privatization process through a federal law or; (ii) if there is no change in the Company’s rating after the change of control, as presented in the items below.

(i)	Change of the controlling interest without rating downgrade

The agreements of the debentures issued in 2019 and 2021 and of the bonds issued in 2020 (with maturity in 2025 and 2030), despite having clauses binding the Federal Government to remain a controlling shareholder of the Company, allow a change in the controlling interest, provided that such change does not result in a downgrade of the rating of the Company.

In this regard, the agreements of the 2025 and 2030 bonds include a Change of Control Put Option. Based on this provision, if a rating agency downgrades the score of the bond or two rating agencies downgrade Eletrobras’ score, the Company shall be required to make a repurchase offering for the bonds, paying the bondholders an amount equivalent to 101% of its par value plus the remunerative interest accrued until the payment.

For the debentures issued in 2019 and 2021, if the rating agency downgrades the risk score of the bonds, the Company shall be required to make an offering to purchase the debentures from the investors that choose to dispose of their bonds for an amount equivalent to the unit par value of the non-incentivized debentures or the adjusted par value of the incentivized debentures, as applicable, plus the applicable remunerative interest payable until the date of purchase.

Together, such bonds account for BRL14.8 billion (53%) of the balance of Eletrobras Holding’s debt: BRL8 billion in debentures and BRL6.8 billion in bonds. The decrease in the balance of the bond in comparison to table 3 above is due to the fact that in October 2021, Eletrobras paid off the remaining amount of BRL3.5 billion of the 2021 bond.

In both cases, if the risk rating score(s) are not downgraded after the announcement of a change of the controlling interest, the creditors shall not be entitled to have Eletrobras repurchase their bonds, which automatically avoids risks related to early maturity, and the effectiveness of the agreements remains the same.

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In any case, even if there is a change of the risk rating upon change of control, the mandatory purchase offerings to be promoted by Eletrobras are also an existing instrument in the agreements to mitigate the maturity risk; however, the Holding Company shall pay the expenses related to the repurchase of the bonds for which the current holders of the documents are interested in the offering.

Finally, it is important to note that, in general, the rating agencies and the market as a whole have had good expectations about the Eletrobras capitalization process, which may contribute to mitigating the risks of new ratings for the Company’s credit scores, thereby protecting the effectiveness of such agreements based on the change of control clause.

(ii)	Change of controlling interest within the scope of the privatization process authorized by law

The Petrobras IAD2014 agreements, whose creditors are the FIDC Apolo and BR Eletro, and the BR IAD2014 agreements, payable to the BR Distribuidora (currently Vibra Energia), allow the change of the controlling interest of the company, provided that the change results from a privatization process arising from a law enacted by the Executive Branch.

Considering the privatization scenario addressed in this TIR, there is no possibility that the creditors shall request that the agreements have their maturity dates brought forward.

The outstanding balance of such agreements, at the end of the 3rd quarter of 2021, was BRL5.9 billion, or 20.9% of the Holding’s outstanding balance.

(iii)	Agreements without a provision that allows the change of the controlling interest

Unlike the agreements presented in the preceding subsections, which allow some type of exception regarding the prohibition from changing the Company’s controlling interest, enabling the Federal Government to reduce its share in the ownership structure of Eletrobras, the older agreements do not include any type of exception, entailing the adjudication of early maturity by the creditors in any event of loss of the Federal Government’s controlling interest in Eletrobras.

The following agreements are included in this context: BB/CEF (whose creditors are Banco do Brasil and Caixa Econômica Federal), KFW 45MM, and BIRD 7784 (World Bank).

As there is no agreement provision allowing change of the controlling interest of Eletrobras in these instruments, and no exception to avoid the adjudication of early maturity of the agreements at the end of the privatization process, the Company shall have to negotiate a waiver with these creditors.

With respect to the outstanding balances, together, these agreements account for about BRL1.67 billion, or 5.97% of the Holding’s total outstanding balance.

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(iv)	Other cases

The KFW 13MM, Cigás, and RGR agreement do not include clauses with any prohibition or limitations on changes of the Company’s controlling interest. However, there are considerations regarding KFW 13MM and Cigás.

KFW 13MM does not include a clause related to restriction on corporate changes, however, its creditor is the same as the KFW 45MM agreement, which includes such clause. Thus, in case of adjudication of early maturity of KFW 45MM, KFW 13MM would also mature due to the cross-default clause present in the agreement.

Therefore, it is recommended to pay attention to the request for waiver of KFW, as the early maturity of KFW45MM may also entail early maturity of the KFW 13MM agreement, which would increase the amount to be paid to the KFW banking group by BRL71.8 million.

In its turn, the Cigás agreement does not include a clause related to restriction on corporate changes either, and does not even include early maturity clauses. However, a part of its payment curve is associated with amortizations made within the scope of one of the Petrobras IAD2014 agreement, IAD2014 Ame Gás.

Also within the scope of other cases assessed, Bônus 2021 and BNP Paribas (BNP)/China Development Bank(CDB) also include limitations on changes of the Companies controlling interest.[2] However, such agreements shall mature still in 2021, in October and December, respectively. Therefore, they shall no longer be in effect at the moment of privatization of the Company, which eliminates the need to obtain waivers/consent of the associated creditors.

The Chart below presents a summary of the options of ways to deal and exceptions allowed in the agreements related to the matter of change of controlling interest that will occur with the privatization authorized by Law 14,182.

Permitted exception	Treatment, if necessary	Agreements	Balance in BRL billion
With no rating downgrade	Repurchase offering, in case of a downgrade	Debentures	8.00
		2025 and 2030 Bonds	6.84
Privatization process authorized by a law of the Executive Branch	-	Petrobras IAD2014	5.87
		BR IAD2014	0.06
With no exceptions	Request for waiver	BB/CEF	1.16
		BIRD 7884	0.29
		KFW 45MM	0.23
With no restrictive clauses	-	RGR	1.32
		Cigás	0.60
		KFW 13MM	0.07
Maturity before the privatization	-	2021 Bonds	3.49
		BNP/CDB	0.10

[2] The Bond 2021 agreement was amended in 2019 and has the same repurchase option as the other bonds. Additionally, it was fully paid off in October 2021. The BNP/CDB agreement, in its turn, does not allow any change of the controlling interest and, if it was still in effect, it would require a waiver negotiation with the creditor.

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Finally, by analyzing the chart above, the agreements that require most of the Company’s attention are BB/CEF, BIRD 7884, and KFW 45MM, because they do not include any provisions related to a corporate change in its agreements, and for this reason it shall be necessary to initiate negotiations to obtain waiver.

The agreements of debentures and the bonds shall not need to be dealt with immediately, because their clauses would only be affected after the privatization process has been carried out, and even then, only if the abovementioned ratings are downgraded. However, in case of a downgrade of the rating, attention is called to the volume of funds that may be required from the Company for the offerings of repurchase of the bonds: BRL14.8 billion.

The other agreements do not pose an early maturity risk and do not require actions by the Company, whether it is because they do not include clauses prohibiting corporate changes (or the current conditions fall under the allowed exceptions) or because they shall be paid off soon.

4.1.2 Clauses related to Segregation of Assets – Eletronuclear and Itaipu

Aiming at protecting the creditor from a situation in which the borrower disposes of its assets, consequently rendering the payment of the debt unfeasible, the loans and financing agreements, in their majority, include clauses that prevent or somehow limit the sale, disposal, or assignment of relevant assets of the borrower.

As this provision is a usual market practice, with Eletrobras’ agreements it is no different, so there are clauses of this type, which may be affected by the provision of Law 14,182/2021 related to segregating the subsidiaries Eletronuclear (ETN) and Itaipu of the Eletrobras group in the privatization process.

However, like with clauses related to restrictions on the change of the controlling interest, some agreements include ways to deal with this limitation, providing for situations or exceptions in which the segregation of ETN and Itaipu is permitted. In other cases, the agreements either do not allow operations with relevant subsidiaries or do not show objectiveness on how to deal with this topic (and depend on interpretation or a case-by-case analysis).

(i)          Permission for spin-off within the scope of the privatization process authorized by law

The Petrobras IAD2014 agreements and the 2019 and 2021 debentures, despite not allowing changes of the controlling interest of the relevant subsidiaries or their spin-off from the Eletrobras group, provide for an exception for the subsidiaries Eletronuclear and Itaipu, provided that such segregation occurs within the scope of a privatization process promoted by a law enacted by the Executive Branch, as referred to in section 4.1.1, whose purpose is to maintain the Federal Government’s direct or indirect control over such companies.

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The agreements limit the spin-off exclusively in order to maintain the companies under the control of the Federal Government; it being understood that the occurrence of any type of corporate reorganization involving ETN and/or Itaipu shall be considered an early maturity event, if the applicable regulation allows any third parties to have an ownership interest in the segregated companies.

If the segregation of the subsidiaries does not fall under the abovementioned exception, it would be necessary to request a waiver from the debenture holders, in the case of debentures, and from the creditors, in the case of Petrobras IAD2014 (FIDCs Apolo and BR Eletro), authorizing the operation.

In the case of the debentures, it would be necessary to call a General Meeting of the Debenture Holders (AGD) and obtain approval of:

(i)	for Non-Incentivized Debentures, the debenture holders representing, at least, (a) on the first call, two-thirds (2/3) of the outstanding debentures; and (b) on the second call, fifty percent (50%) plus one of the outstanding debentures; and

(ii)	for Incentivized Debentures, the debenture holders representing, at least, (a) on the first call, fifty percent (50%) plus one of the outstanding debentures; and (b) on second call, fifty percent (50%) plus one of the debentures present in such General Meeting of Debenture Holders.

(ii)	Agreements without permission or that depend on an interpretation of clauses

Some agreements are not direct when providing for matters related to the segregation of assets or include clauses that, despite not referring to the topic directly, may be interpreted as affected by the spin-off of relevant subsidiaries. Therefore, the risk of default depends on the interpretation of the clause based on the particular case, i.e., it depends on the interpretation of the creditor. The BB/CEF agreements and the 2025 and 2030 bonds are in this situation.[3]

We transcribe below the clause of the BB/CEF agreement that could be affected by the segregation of Eletronuclear and Itaipu.

“6.1 – Pursuant to other obligations set forth herein, while the outstanding balance hereof is not fully paid, Eletrobras undertakes to:

....

(m) during the effectiveness hereof, refrain from making any changes in the nature of its business, as developed on the date hereof, that may have a relevant adverse effect for ELETROBRAS and refrain from making any changes in the legal form of its business, as they are on the date of execution of the Credit Agreement, except when and if required by prevailing laws and regulations or by regulations issued by the granting authority responsible for its concessions;”

[3] The 2021 Bond also falls under this situation, however, despite the fact that the base date of this paper is September 30, 2021, this agreement matured on October 27, 2021. That is why it shall not be included in the analysis.

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For the BB/CEF agreement, as the Company shall already need to file a proceeding to request a waiver from Banco do Brasil and Caixa Econômica Federal as a result of the change of the Holding’s controlling interest, it would be important to include this item in the agenda of requests.

Additionally, we transcribe below the clause of the 2025 and 2030 bonds that may be affected by the segregation of Eletronuclear and Itaipu.

“TERMS AND CONDITIONS OF THE TRUST DEED:

......

4(b) (iv) Merger – the issuer shall not go through merger, consolidation, or any other form of combination with any other entity or substantially eliminate all of its existing or future properties, assets, or revenues, determined on a consolidated basis whether based on a series of operations completed during the period from the date of the trust deed…”

According to Clifford Chance’s memorandum ref. 95-40572016, Eletrobras’s legal consultants for foreign laws and regulations, the trust deeds related to the bonds prohibit Eletrobras from substantially disposing of all or a relevant part of its assets, unless such disposal occurs in a transaction under market conditions, and there is no material change of the nature of Eletrobras’s business as a result of the disposal. Thus, it is necessary to assess whether the segregation of ETN and Itaipu would be considered a relevant part of its assets and whether it is under normal market conditions.

Also, according to Clifford Chance’s memorandum, there is some possibility that the segregation of Eletronuclear and Itaipu is characterized to be considered disposal of “substantially all” or “a material part” of Eletrobras’ assets, which could entail early maturity of the bonds.

In this regard, if it is considered that the segregation of ETN and Itaipu means that Eletrobras is disposing of “a material part” of its assets or revenues, the Company shall have to request the consent of the bondholders, which would require holding a general meeting, and it shall probably be forced to pay the investors a consent fee.

It is important to mention that, in the specific case of Itaipu, although it is a relevant asset from a generation capacity point of view, it is not Consolidated in Eletrobras’s Balance Sheet, as it is a plant under the operation by cost regime. Therefore, its segregation by itself, in the current model, does not impact the company’s financial statements.

Finally, Clifford’s memorandum concludes that:

“In case of sale of Eletronuclear, we believe that there may be good arguments to support that the sale of Eletronuclear would not be considered a disposal of “substantially all” or “a material part” of Eletrobras’s assets. It would also be important to receive data about Itaipu in order to determine whether an English court could consider Itaipu individually, or together with Eletronuclear, as a material part of Eletrobras’s assets. Based on information available up to the date hereof, it is probable that a court does not consider a sale of Eletronuclear as a sale of “substantially all” or a material part of Eletrobras’s assets.”

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In light of the conclusion described by the legal advisor, it is important to note that currently there is an ongoing assessment/collection of additional details with Clifford Chance about the size of the two companies to be segregated and their impacts on the Result of the group, as to obtain a deeper legal opinion about the need or lack thereof to promote a process to seek bondholders’ consent.

Finally, BNP/CDB is the only agreement that expressly prohibits Eletrobras from any type of disposal or corporate change in these relevant subsidiaries, with no exceptions. However, it shall only be necessary to deal with such agreement if the transfer of ETN and Itaipu to the new state-owned company occurs before December 2021, when it shall mature, which does not seem to be the case, considering the expected implementation of the capitalization process. Should this occur, Eletrobras shall be required to either negotiate a waiver or pay the amortization that would occur in December in advance.

(iii)	Agreements without objection

BR IAD2014, KFW 13MM and 45MM, BIRD 7884, RGR, and Cigás are agreements that do not include a clause related to the topic and, therefore, do not limit the segregation of the subsidiaries. Thus, such agreements do not pose a risk of contract default in any event of segregation of the subsidiaries.

In the Chart below, we present a summary of the position of the loan and funding agreements of Eletrobras Holding related to the segregation of Eletronuclear and Itaipu.

Condition	Treatment, if necessary	Contracts	Balance in BRL billion
It authorizes spin-off within the scope of the privatization process authorized by law	-	Debentures	8.00
		Petrobras IAD2014	5.87
Dependent on an interpretation of clauses	Assessment in detail by the legal advisor – Clifford Chance	2025 and 2030 Bonds	6.84
	Request for waiver	BB/CEF	1.16
Not permitted	- *	BNP / CDB	0.10
With no restrictive clauses	-	RGR	1.32
		Cigás	0.60
		BIRD 7884	0.29
		KFW 45MM	0.23
		2014 BR IAD	0.06
		KFW 13MM	0.07

* Waiver is unnecessary, given that the segregation of ETN and Itaipu shall not take place before the agreement maturity (Dec/2021).

Finally, once presented the aspects concerning the clauses addressing the changes in the controlling interest, as well as the segregation of assets, the following chart consolidates the insight obtained after the assessment of the Holding’s agreements when it comes to the need for consent to the capitalization process, as currently defined.

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ELETROBRAS HOLDING AGREEMENTS	NEED FOR CONSENT		BALANCE IN BRL BILLION
	CHANGE IN CONTROLLING INTEREST	SEGREGATION OF ASSETS
Debentures	- *	-	8.00
2025 and 2030 Bonds	- *	Breaking down by the legal advisor	6.84
2014 Petrobras IAD	-	-	5.87
2021** Bonds	-	-	3.49
BB/CEF	Yes	Yes	1.16
RGR	-	-	1.32
Cigás	-	-	0.60
BIRD 7884	Yes	-	0.29
KFW 45MM	Yes	-	0.23
2014 BR IAD	-	-	0.06
BNP/CDB**	-	-	0.10
KFW 13MM	-	-	0.07

* The assumption of non-downgrade of the risk rating grade of the bonds upon privatization, and, in case of downgrade, repurchase offering, was adopted.

**Agreements due before the completion of the privatization process and segregation of the assets.

In this case, the conclusion is that the agreements with BB/CEF, KFW, and IBRD have a clear need for consent to the privatization process and/or segregation of assets. In addition to these, the 2025 and 2030 warrants need to be assessed in more detail together with the legal advisor for purposes of final investigation about whether there would be a chance of interpretation of the Trust Deed that would subject Eletrobras to the need for consent by the bondholders.

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4.2 Financial Agreements – Subsidiaries

The financial instruments benefiting the subsidiaries of Eletrobras provide for several obligations that should be performed by the signatory companies. Such as in the loans obtained from the Holdings, if these obligations are not performed, the Financial Agent may declare early termination of the agreement, immediately requiring the payment of the principal and interest, as well as other ancillary charges.

Especially regarding the privatization of Eletrobras, which shall take place through the withdrawal of the Federal Government as a majority shareholder, there will be a change in the company’s controlling interest. Such fact can directly impact the funding instruments through potentially existing provisions about the change in the Holdings’ direct control, besides any effects as a result of provisions of sections that may show a need for maintenance in the companies’ indirect controlling interest.

Thus, considering the previous analyses aiming at mapping the needs for the Holding’s consent to agreements under the capitalization process, similar assessments are required under the agreements of the Subsidiaries.

In order to allow for such assessments, the Subsidiaries’ financial superintendents’ offices provided analytical support and were in charge of the management of the financial agreements, including in this scope of different types of debt contracts, in addition to banking guarantees.

The total universe of agreements assessed consists of that presented in a table of item 4, including financial agreements for debt and guarantees entered into by the Subsidiaries.

It is highlighted that DFF/DFFG also developed a critical evaluation regarding these instruments but their focus was the highlights extracted and presented by the Subsidiaries about these contracts, corresponding to sections related to this work (change of control and assets segregation). Based on that they came to the conclusions that shall be presented later.

In addition, an important aspect to be observed is that the mapping presented under this topic considers a base scenario (concrete) of the need for consent, that is, the agreements whose sections interpretations do not leave any doubts, within the interpretive scope of the financial area and the information received, as to need for consent.

Therefore this topic shall exclude situations where: (i) there is no natural doubts that it is not necessary to plead for consent, as well as (ii) those where there is not possible to understand if there is a need or not for consent, this last scenario giving rise to eventual legal support.

The situations mapped in (ii) shall be highlighted on a later topic, which shall, therefore, summarize such special situations that may represent a potential addition when compared to the mapping here presented in the base scenario/concrete, depending on the contractual interpretation applied and/or interactions with creditors.

In view of the foregoing, the table below shows the first part of the Base Scenario, summarized by contractual type and corresponding outstanding balances, as a result of evaluations regarding the need for consent, using and including, in addition to the Subsidiaries, also Eletrobras (whose more detailed explanation was presented previously).

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Table 4 – Base Scenario regarding the need for consent.

Legend:

ANUÊNCIAS NECESSÁRIAS POR MODALIDADE DE CONTRATO – SALDO DEVEDOR R$ mil (Posição em 30/09/2021) = CONSENTS NECESSARY BY AGREEMENT TYPE – OUTSTANDING BALANCE thousand BRL (Position on September 30, 2021)

Modalidade = Type

Financiamentos e empréstimos = Loans and Financings

Títulos e Fundos (Debêntures, Bônus, FDIC) = Bonds and Funds (Debentures, Warrants, FDIC)

Finanças Bancárias = Banking Finance

Additionally, the table below presents a part in a similar format to the previous one, however, it illustrates the number of agreements involved in the before-mentioned need for consent.

Table 5 – Base Scenario regarding the number of financial instruments.

Legend:

QUANTIDADE DE CONTRATOS COM NECESSIDADE DE ANUÊNCIA (Posição em 30/09/2021) = NUMBER OF AGREEMENTS REQUIRING CONSENT (Position on September 30, 2021)

Modalidade = Type

Financiamentos e empréstimos = Loans and Financings

Títulos e Fundos (Debêntures, Bônus, FDIC) = Bonds and Funds (Debentures, Warrants, FDIC)

Finanças Bancárias = Banking Finance

It is possible to note that, based on Tables 4 and 5, the greater need for consent is concentrated on loans and financing, which corresponds to 61% of the outstanding balance and 44% of the quantitative of these instruments. Another aspect to be emphasized are the collateral agreements that need prior consent, which in most cases are bound to Furnas judicial order processes.

In addition to what was previously presented, the table below illustrates stratification by financial institutions that are to be involved in the granting of consent.

Table 6 – Base Scenario regarding the financial institutions involved.

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Legend:

ANUÊNCIAS NECESSÁRIAS POR INSTITUIÇÃO – SALDO DEVEDOR R$ mil (Posição em 30/09/2021) = CONSENT NECESSARY BY INSTITUTION – OUTSTANDING BALANCE BRL thousand (Position on September 30, 2021).

Instituições Financeiras = Financial Institutions

Componente do Sindicato = Union Member

The part in the previous table indicated which financial institutions shall be part of the coordination and organization in the follow-on offering, i.e., which institutions shall act directly in the capitalization process through services rendered to Eletrobras, whether as a coordinator or a joint bookrunner.

Based on this, it is possible to note that, from the BRL20.3 billion for which consents shall be requested under Eletrobras and Subsidiaries agreements, BRL10.3 billion, or the equivalent to 51%, are associated with institutions that are part of the syndicate of banks operating in the follow-on offering. In the case of BNDES, as one of the major agents of this process, the amount is BRL15.5 billion, equivalent to 76% of all consents to be granted related to entities participating directly in the furtherance of this project.

4.3 Financial Agreements – SPEs

This sub-item shall address the results of the analysis performed for SPEs agreements.

For this purpose, supported by the SPEs with the participation of Eletrobras and Subsidiaries, all existing agreements with these companies were observed, within the scope previously delimited, namely debt contracts and bank guarantees. The information herein refers to what was forwarded to Eletrobras up to November 24, 2021.

In the same way as the previous subitem, this topic shall exclude situations where: (i) there are no natural doubts that it is not necessary to plead for consent, as well as (ii) those where it is difficult to understand whether there is a need or not for consent, this last scenario giving rise to eventual legal support. The situations mapped in (ii) shall be addressed at a later topic, which shall, therefore, summarize such special cases.

It is worth mentioning that the support on the identification and/or evaluation of these instruments, given by the SPEs management departments and by the Companies (SPEs) themselves, was essential to the extent that it aims at the mapping of more than just the agreements guaranteed by Eletrobras or Subsidiaries. Thus, it also encompasses, in the most comprehensive way possible, instruments which the Holding or its Subsidiaries do not usually manage/monitor, as they do not provide guarantees and, for that reason, are not naturally associated with potential debtors.

Based on that, the table below shows the first Base Scenario part for the SPEs, summarized by contractual type and separated between respective outstanding balances, and instruments numbers, as a result of the evaluations regarding the need for consent.

Table 7 – SPEs: Base Scenario regarding the number of financial instruments.

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Legend:

ANUÊNCIAS NECESSÁRIAS POR MODALIDADE DE CONTRATO – QUANTIDADE DE CONTRATOS E SALDO DEVEDOR EM R$ mil = CONSENTS NECESSARY BY AGREEMENT TYPE – NUMBER OF AGREEMENTS AND OUTSTANDING BALANCE thousand BRL

Modalidade = Type

Número de Contratos = Number of Agreements

Saldo Devedor = Outstanding Balance

In addition to what was previously presented, the table below illustrates stratification by financial institutions that are to be involved in the granting of consents, as well as the indication of such institutions’ participation, if applicable, in the follow-on offering.

Table 8 – SPEs: Base Scenario regarding the financial institutions involved.

Legend:

ANUÊNCIAS NECESSÁRIAS POR INSTITUIÇÃO FINANCEIRA – SALDO DEVEDOR R$ mil (Posição em 30/09/2021) = CONSENTS NECESSARY BY FINANCIAL INSTITUTION – OUTSTANDING BALANCE thousand BRL (Position on September 30, 2021)

Instituições Financeiras = Financial Institutions

Componente do Sindicato = Union Member

Saldo Devedor Total = Total Outstanding Balance

It is possible to note that, from the BRL20 billion for which consents shall be requested under SPEs agreements, BRL3.2 billion, or the equivalent to 16%, are associated with institutions that are part of the syndicate of banks operating in the follow-on offering. In the case of BNDES, as one of the major agents also in this process, the amount goes up to BRL9 billion, equivalent to 45% of all consents to be granted related to entities participating directly in the furtherance of this project. Moreover, it is also important to emphasize that a relevant part of the highlighted institutions operate in the indicated funding as an on-lender for BNDES funding (BNDES Repasse).

Finally, the table below shows the last part for the scenario of necessary consents for SPEs, identifying each of them, correlated to the main creditor institutions that shall grant consent under these agreements, focusing on situations related to BNDES on-lending agreements.

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Table 9 – SPEs: Base Scenario regarding the need for consent.

Legend:

ANUÊNCIAS NECESSÁRIAS POR SPEs x INSTITUIÇÃO FINANCEIRA – SALDO DEVEDOR EM R$ mil (Posição 30/09/2021) – SITUAÇÃO BASE = CONSENTS NECESSARY BY SPEs x FINANCIAL INSTITUTION – OUTSTANDING BALANCE in thousand BRL (Position on September 30, 2021) – BASE SITUATION

Instituição Financeira = Financial Institution

Debêntures = Debentures

Outros = Others

As for the base scenario for SPEs, Santo Antonio Energia S.A. – SAESA accounts for 91% of the outstanding balance for which consent is mandatory for the financial agents on a total of eight financial instruments: two direct funding agreements with BNDES, two funding agreements with on-lending from BNDES, one agreement with Banco da Amazonia – BASA and another three issues of debentures. In the case of Rouar S.A., prior consent shall be obtained with Corporación Andina de Fomento – CAF.

4.4.4 – Financial Agreements – Special Situations

As previously mentioned, once we explained the base scenarios including the agreements under Eletrobras, Subsidiaries, and SPEs with participation from the group, under this topic are listed special situations which demand a more detailed evaluation regarding the need for pleading for consent to the capitalization.

Such agreements have been submitted to individual evaluations and eventually, they also lack specific legal counsel and participation.

Thus, based on the conclusion of such evaluations and discussions, these instruments may be excluded from the need to plead for consent, or they shall become part of the lists identified in topics 4.2 and 4.3.

The table below explains the situations contained in this context by identifying the agreements and/or creditors involved, as applicable, in addition to companies or groups of companies to which such situations apply:

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Table 10 – Special cases: corporate financial instruments and SPEs instruments that demand legal counsel.

Legend:

AVALIAÇÃO DE ANUÊNCIAS – SITUAÇÕES ESPECIAIS EM R$ mil – POSIÇÃO EM 30/09/2021 = ASSESSMENT OF CONSENTS – SPECIAL SITUATIONS IN thousand BRL – POSITION ON SEPTEMBER 30, 2021

CONTRATOS = AGREEMENTS

EMPRESA = COMPANY

MODALIDADE = TYPE

SALDO DEVEDOR = OUTSTANDING BALANCE

Bônus 2025 e 2030 = 2025 and 2030 Warrants

Debêntures = Debentures

CEF – Contrato = CEF – Agreement

Financiamentos e empréstimos = Loans and Financings

Títulos e Fundos = Bonds and Funds

It is possible to note that, based on this list of special cases, according to the mapping created exclusively by the financial area and with the information they were provided with until November 24, 2021, there is the possibility of a potential addition of up to BRL48 billion (119%) to the total balance mapped initially (base scenario BRL40.3 billion) of agreements for which consent is needed, considering the basis of September 30, 2021.

Thus, based on the presented table, we briefly present below the justification for why these points also lack a better investigation and definition.

(i)                 2025 and 2030 Warrants:

As for the 2025 and 2030 warrants, the aspect under investigation is in a section of the agreement that restricts the sale/segregation of all or a substantial portion of the assets. It is important, as mentioned previously, to assess the potential materiality of Itaipu and Eletronuclear, assets to be segregated from Eletrobras as a result of the capitalization process.

At this moment, such aspects are under a more detailed investigation as to the legal interpretation with the support of Clifford Chance. Based on conclusions and final indications obtained, it shall be possible to produce a more concrete suggestion to the Top Management regarding the need or not to request for bondholders’ consent.

(ii)               BNDES Direto and Repasse Agreements

As for the BNDES and BNDES Repasse agreements, there is a very relevant portion of the situations listed as special totaling, within this universe, 80% of BRL48 billion in agreements balances, with an emphasis on SPE Norte Energia S.A.

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Therefore, a closer look at these agreements may settle a significant installment of the universe listed under this topic.

It is worth noting that 100% of the agreements related to the Subsidiaries with this creditor, as already listed in topic 4.1, need consent.

Thus, further investigation and assertive contractual interpretation are needed for the situations concerning SPEs agreements, as shown in the previous table, excepting contractual hypotheses in which there was, very clearly, a possibility to complete by the need (as SPE SAESA) or not (as SPE ESBR) of BNDES and transferring banks consents.

The table below shows in better detail, through stratification by SPE, the BNDES and BNDES Repasse cases that require better definition:

Table 11 – SPEs: BNDES and BNDES Repasse special cases.

About the main forecasts applicable to these agreements that need elucidation, there is the concept of the potential control of the Companies of the Eletrobras Group over these SPEs. Such a condition excels notoriously when the Eletrobras companies’ interest is very significant in these undertakings and/or when, collectively, are also the main shareholder of the companies (even though not the majority when compared to all shareholders).

In this regard, in general, BNDES agreements discuss this topic in its Provisions Applicable to BNDES Agreements, Art. 39, item III, as shown below:

Art. 39 – In addition to the possibilities of legal expiration, BNDES may order an early expiration of the agreement and immediately require the debt, applying the entire outstanding balance as provided for in arts. 42 to 44, in the following cases:

I – failure to perform any obligation of the Beneficiary or Intervening-Consenting Party;

II – failure to perform any obligation undertaken before BNDES and its subsidiaries, by the company or entity member of the Economic Group to which the Beneficiary belongs;

III – direct or indirect control of the Beneficiary to suffer changes after engagement and upon confirmation, among other possibilities, of the deterioration of credit risk or declaration of disreputability or the existence of no longer entering into agreements with the Government, regarding new controller(s); or

IV – the presence of a legal proceeding or any event that may affect guarantees assessed in favor of BNDES.

Sole Paragraph – The Beneficiary may request, in advance, an express authorization of BNDES for the change of control cases as provided for in item III.

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Additionally, in own agreements specific to each Beneficiary/SPE, in Shareholders Obligations, usually also mentions the Change of Control of the Beneficiary as a possibility subject to contract default. In these cases, there may be some forecasts slightly different between SPEs agreements, some of which refer to other documents such as the Shareholders’ Agreements and, therefore, also need investigation. In any case, these clauses are generally written similar to the following example extracted from an agreement:

Shareholders’ obligations:

III. to submit, for approval of BNDES, any proposals for matters regarding encumbrance at any title, of shares held thereby and issued by the BENEFICIARY, the sale, purchase, merger, consolidation, a spin-off of assets or any other act that entails or may entail modifications to the current organization of the BENEFICIARY, transfer of the BENEFICIARY’s shareholding control, or change of its status as controlling shareholder of BENEFICIARY, pursuant to art. 116 of Joint-Stock Companies Law;

Based on the foregoing, it can be concluded that in a situation of contract interpretation in which, legally, there is a perception of change of Control by the Eletrobras companies in some of these SPEs, for these cases, could determine an Alteration of Indirect Control in these undertakings as a result of the capitalization of Eletrobras, causing an expiration of the agreements. In light of this, there is a need to best investigate such a matter.

(iii)              Furnas Agreement – CEF – 0409-562-59

This instrument shows a disagreement in the contract interpretation between Furnas (Financial), which understands that there is no need for consent with the creditor, and CEF that, in previous interactions with Eletrobras, reports that the legal analysis identified the need for consent. Due to such a reason, this agreement requires better deepening/interpretation under a legal point of view supporting Eletrobras, as listed in table 10.

(iv)              Other Situations

Any other agreements included in the special situations that were not specified in these explanations usually correspond to cases similar to the one described to BNDES and BNDES Repasse or comprise situations in which needs to deeply verify its early expiration clauses because there is no clarity about the possibility of the capitalization of Eletrobras causing any default under such agreement. Legal support is necessary to define the final outlook.

4.5 Initial Estimate of Consent Expenses

Once the consent base scenario is introduced, as well as the special situations that may entail additions to this reference scenario, the chart below shows the estimates of potential costs to Eletrobras to obtain the authorizations to the capitalization process under these agreements.

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30-Nov-2021 DFF 060/2021

Table 12 – Estimated costs to obtain consent with financial agents to change the controlling interest of Eletrobras.

Observation: According to the BNDES fee table, in case of hybrid transactions, the estimated cost for this creditor includes on-lending agreements.

Legend:

CUSTOS ESTIMADOS À ELETROBRAS COM ANUÊNCIAS - Data base 30/09/2021 = ESTIMATED COSTS TO ELETROBRAS WITH CONSENTS – Base date September 30, 2021

CUSTOS PROVENIENTES DO CASO BASE R$ Mil = COSTS ARISING FROM THE BASE CASE Thousand BRL

CUSTOS PROVENIENTES DOS CASOS ESPECIAIS R$ Mil = COSTS ARISING FROM THE SPECIAL CASES Thousand BRL

Instituições Financeiras - Modalidade da Dívida = Financial Institutions – Debt Type

Componente do Sindicato = Union Member

CONTRATOS EMPRESAS ELETROBRAS = ELETROBRAS COMPANIES AGREEMENTS

CONTRATOS SPEs = SPES AGREEMENTS

TOTAL R$ mil = TOTAL thousand BRL

TOTAL GERAL R$ mil = GRAND TOTAL thousand BRL

CAF = CAF

Títulos e Fundos (Debêntures, Bônus = Bonds and Funds (Debentures, Warrants)

Fianças Bancárias = Bank Guarantees

It is possible to note that for an estimate of such costs, were taken into account to Credit Facilities and Loans, when available, fee tables collected from the websites of financial institutions linked to transactions analysis demands that fit under the target category for Eletrobras, and upon acceptance that this would be the only associated cost.

For this, the following fees were taken into account to the main financial institutions:

•	BNDES: 0.2% fee over the outstanding balance (in case there is more than one agreement related to consent, the highest outstanding balance shall be taken into account), limited to BRL386,000.00;

•	CEF: contract amendment/waiver analysis fee equal to 0.2% over the amount of the credit facility, limited to BRL300,000.00;

•	BNB: 0.5% fee over the outstanding balance, limited to BRL250,000.00.

For those institutions whose fees used were not found, we adopted the assumption of 0.2% over the current total outstanding balance of this institution, in alignment with the fee tabulated by BNDES and Caixa Econômica Federal, without defining, however, a specific ceiling given the unavailability of such information.

For the situations regarding debt securities, such as debentures and warrants (if necessary), the costs depend on manifestations of the securities holders when gathered in a General Meeting, which demonstrates a characteristic of uncertainty with the associated premium to be required by the creditors. For these purposes was taken into account as a rationale for an estimate, a maximum consent fee of 0.25% was ascertained over the balance on September 30, 2021, and as a benchmark, the amount disbursed by CGT Eletrosul to obtain consent to the consolidation of Transmissora Sul Brasileira de Energia.

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30-Nov-2021 DFF 060/2021

As for the banking guarantees, because they are instruments whose contraction dynamics are more simplified than debt instruments, in addition to a certain recurrence in renewals/replacements of these instruments, we adopted an assumption that there shall not be costs associated with consent obtainment. This is warranted by the fact that in any possibility of collection by the guarantor, the principal company, whether of the Eletrobras group or SPE, may always replace such guarantee for a new one contracted with another financial agent.

Finally, it is possible to note that the cost of the base scenario is estimated at BRL31,3 million, given the balances of September 30, 2021, while the possibility of an addition of all debts listed in the special cases, this cost may, in a limit situation, reach an amount of BRL58,7 million, always in compliance with the assumptions of the outstanding balances/guaranteed observed, in addition to not accepting variations in cost tables or additional collections. Given the current scenario and assumptions, the highest cost concentration to obtain consent is in securities (debentures and warrants), which reach 62% and 75% respectively of the estimated amount for the base and special scenarios, followed by the costs to obtain consent with BNDES, of 6% and 16% for each scenario.

5. FINAL CONSIDERATIONS

Once Law 14,182/2021 was sanctioned in July 2021, the privatization of Eletrobras through a capitalization process was authorized, which shall result in a change of the controlling interest of the Company, and the Federal Government stops being the controlling shareholder.

Additionally, the abovementioned law also imposes the corporate restructuring of Eletrobras so that the Subsidiaries Eletronuclear and Itaipu remain under the direct or indirect control of the Federal Government, which means the segregation of both Companies of the Eletrobras Group and the transfer of its assets to another public company, Empresa Brasileira de Participações em Energia Nuclear e Binacional – ENBpar.

Thus, the privatization of Eletrobras, as enacted, brought two important points that shall have relevant impacts on clauses of the financial instruments of debts and/or guarantees of the Eletrobras group that veto changes in controlling interest and/or limit/prohibit the disposal of assets.

As a result of this, analyses were performed by the Department of Corporate Finance – DFF, supported by the financial areas of the Subsidiaries, as well as the Department of Equity Management – PREG and Energy Planning and Development Office – SPE, on the scope of different financial agreements, covering debts in all their categories, in addition to bank guarantees. This scope of agreements covered financial instruments of the Holding and Subsidiaries, in addition to SPEs with an ownership interest in Eletrobras group, in the last eventuality involving instruments with or without guarantees provided by the Company.

It is important to note that the analysis included the agreements whose assessment was received by Eletrobras until November 24, 2021.

From this, the analysis focused on mapping within the context of each agreement as to the existence of clauses that restrict the change in the controlling interest of Eletrobras, in addition to the limitation on the spin-off of the Company’s assets, thus the need to request a waiver to financial institutions that are counterparties to these instruments was created.

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After the assessment, the situations in which there is clarity regarding the need to request the consent of creditors to Eletrobras capitalization process and/or the spin-off of Itaipu and Eletronuclear were considered in the “base scenario” of the mapping.

Mapping this base scenario indicated the scope of 90 agreements of the Holding or its Subsidiaries (including bank guarantees) and 12 SPEs agreements that certainly need the authorization of creditors, making up respectively a total of financial balances (debtor or guaranteed) on the base date of September 30, 2021 of BRL40.3 billion to be included in requests for consents.

In this context, the representative concentration of agents with direct action (stakeholders) in the follow-on offering was a greatly relevant point observed, whether BNDES or syndicate of structuring banks, as institutions that shall express their consent to this process and 33% of the balances involved in the base case (corporate and SPEs) refer to the operation’s structuring banks and when considering the BNDES, this percentage reaches 61%.

In addition to the base scenario, special cases were listed, encompassing situations that depend on better interpretation/deepening, mainly of the legal order (including to counteract any legal assessments of the other counterparties), on the existing contractual repercussions regarding the need to imply requests for consent. In these cases, the main highlights are the 2025/2030 Bonuses of the Holding, which consists of its forecasts on the sale/spin-off of assets, as well as the agreements of the SPEs with BNDES in what mainly involves the interpretation of the extension of the concept of change of control of Eletrobras over these companies.

Finally, considering public information currently available on the websites of some of the financial institutions, in addition to references on costs of consents in recent operations, initial costs for obtaining authorizations from creditors were estimated.

In this case, considering only the base scenario, the estimated cost of consents, admitting the relationship of agreements and their balances on the base date of September 30, 2021, in addition to some inferences for institutions with unavailable data, is BRL31.3 million. This cost could reach an estimated maximum amount, maintaining the assumptions indicated here, of BRL58.7 million, if, hypothetically, 100% of the special cases previously listed are also considered.

Finally, it is important to note that the costs presented are intended at this moment to inform the order of magnitude of expenses that possibly Eletrobras may incur with creditor authorizations and should be subsequently estimated with greater precision as both interactions with these institutions advance, as well as, there is more decisive understanding and positioning on the special cases listed in this technical information report.

Prepared by:

__________________________________

Rodrigo Silva Lopes dos Santos – DFFG

__________________________________

Simone Ribeiro Matos – DFFG

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Approved by:

__________________________________

Pedro Henrique Costa Motta – DFF

Page 27 / 27

CAE/CAAS Rua da Quitanda, 196, 25º andar, Centro, Rio de Janeiro – RJ RCAE 233, de 18.01.2022

CERTIFICATE OF THE MINUTES OF THE TWENTY-THIRTY-THREE MEETING OF THE AUDIT AND STATUTORY RISKS COMMITTEE - CAE OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

It certifies, for the due purposes, that on the eighteenth day of December of the year two thousand and twenty-one, at 8:30 am, the Audit and Statutory Risk Committee - CAE of Eletrobras met remotely. The Director and member JERÔNIMO ANTUNES (JEA) took over the coordination of the work, having also participated in the meeting, as members, Messrs. LUIS HENRIQUE BASSI ALMEIDA (LHB) and LUIZ CARLOS NANNINI (LCN), as well as the Directors DANIEL ALVES FERREIRA (DAF) and FELIPE VILLELA DIAS (FVD). There were no records of absences. The Advisor to the Board of Directors FERNANDO KHOURY FRANCISCO JUNIOR (FKJ) and the Secretary of Governance BRUNO KLAPPER LOPES (BKL) also participated in the meeting.

Advice to the Board of Directors of Eletrobras: Call for the 181st Extraordinary General Meeting – AGE of Eletrobras (Law 14,182/2021). RES 012, of 01.17.2022.

In a joint session with the Statutory Strategy, Governance and Sustainability Committee - CEGS, after reasoning on the matter, based on the support material made available and also the clarifications provided during the meeting, the Statutory Audit and Risk Committee - CAE of Eletrobras, in advising the Eletrobras Board of Directors, unanimously opined, and within the exclusive scope of its scope of action: (i) for the adequacy of the Eletrobras privatization operation from the perspective of a transaction with a related party - TPR, under the terms and conditions contemplated in the Global Technical Note of TPR NT-DC-001, of 01.04.2022; (ii) for recommending the approval of the proposal to call the 181st Extraordinary General Meeting (EGM) of Eletrobras Shareholders, to be held in the fully digital model, within a minimum period of 30 (thirty) days, counted from the date of its publication, as Call Notice and the Management Proposal and its Annexes, under the terms proposed by the Executive Board of Eletrobras and embodied in resolution RES 012, of 01.17.2022

This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Deputy Secretary of Governance and Advisor to the Board of Directors of Eletrobras.

Rio de Janeiro, January 18, 2021.

FERNANDO KHOURI FRANCISCO JUNIOR Advisor to the Board of Directors

Classificação da Informação: Confidencial

Esta certidão é classificada como confidencial, uma vez que sua divulgação indevida pode prejudicar o processo de tomada de decisão dos órgãos de administração e, por conseguinte, causar prejuízo ou dano à Eletrobras (enquadramento como documento preparatório, nos termos do art. 7º, §2º, da Lei 12.527/2011). A divulgação de informação corporativa ao mercado deverá observar os trâmites legais, regulatórios e internos, especialmente quando se tratar de informação privilegiada.

CERTIFICATE OF THE MINUTES OF THE SIXTH MEETING OF THE STATUTORY COMMITTEE ON STRATEGY, GOVERNANCE AND SUSTAINABILITY - CEGS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

It is hereby certified, for all due purposes, that on the January 18,2022 at 9:05 am, the Eletrobras Statutory Strategy, Governance and Sustainability Committee – CEGS met remotely. The Director BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC) took over the coordination of the work. Board Members CARLOS EDUARDO RODRIGUES PEREIRA (CRP) and ANA CAROLINA TANNURI LAFERTE MARINHO (ALM) participated in the meeting, as members. There were no records of absences. The Governance Secretary BRUNO KLAPPER LOPES (BKL) and the Advisor to the Board of Directors FERNANDO KHOURY FRANCISCO JUNIOR (FKJ) also participated in the meeting.

Advice to the Board of Directors of Eletrobras: Call for the 181st Extraordinary General Meeting – EGM of Eletrobras (Law No. 14,182/2021). RES 012, of 01.17.2022.

In a joint session with the Statutory Audit and Risk Committee - CAE of Eletrobras, after reasoning on the matter, based on the support material made available and also the clarifications provided during the meeting, the Statutory Strategy, Governance and Sustainability Committee - CEGS , in advising the Eletrobras Board of Directors, expressed its opinion, by majority, and within the exclusive scope of its scope of action, for the approval of the proposal to convene the 181st Extraordinary General Meeting (EGM) of Eletrobras Shareholders, to be held in the fully digital, within a minimum period of 30 (thirty) days, counting from the date of its publication, according to the Call Notice and the Management Proposal and its Annexes, under the terms proposed by the Executive Board of Eletrobras and embodied in resolution RES 012, of 01.17. 2022 This certificate is drawn up at the request of the CEGS Coordinator and signed by me, BRUNO KLAPPER LOPES, Governance Secretary of the Eletrobras Board of Directors.

Rio de Janeiro, January 19, 2022.

BRUNO KLAPPER LOPES

Governance Secretary

BOCATER
Bocater, Camargo, Costa e Silva,
Rodrigues Advogados

Rio de Janeiro, January 13, 2022.

To

Centrais Elétricas Brasileiras S.A. – Eletrobras

Rua da Quitanda, 196 – Centro – Rio de Janeiro

Zip Code 20091-005

C/o: Drs. André de Avellar Torres and Rafael Gusmão de Andrade

Ref: Legal opinion about the legality of the aspects regarding the corporate transaction of the privatization of Centrais Elétricas Brasileiras S.A. – Eletrobras and the restructuring of Eletrobras Termonuclear S.A. – Eletronuclear and Itaipu Binacional.

Esteemed Gentlemen,

In attention to the legal advice formulated regarding the conformity of the corporate acts undertaken within the privatization of Centrais Elétricas Brasileiras S.A. – Eletrobras ("Company" or "Eletrobras") and the restructuring of Eletrobras Termonuclear S.A. – Eletronuclear ("Eletronuclear") and Itaipu Binacional ("Itaipu") ("Privatization"), we hereby present a legal opinion ("Opinion") regarding compliance of the legal formalities required to conclude the , to be analyzed at Eletrobras' extraordinary general meeting to be called on February 22, 2022 ("EGM").

This Opinion is structured in Chapters, as follows:

Chapter I – brief description of the legislation governing Privatization;
Chapter II – Eletrobras' Privatization (Order of the Day items 3, 4, 11 and 12)
Chapter III – Capital increase and amendments to Eletrobras' bylaws (Order of the Day items 5, 6, 7, 8, 9 and 10);

1

RIO DE JANEIRO
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CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
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BOCATER
Bocater, Camargo, Costa e Silva, Rodrigues Advogados

Chapter IV – ENBPar: a semi-public company created to hold the stakes in Eletronuclear and Itaipu and manage the government's programs

IV.1 – Eletronuclear's corporate restructuring (Order of the Day items 1(ii), 1(iii), 1(iv), 1(v), 1(vi), 1(vii), 1(viii), 1(ix), 1(x), 1(xi), 1(xii), 1(xiii), 1(xiv) e 1(xviii)

IV.2 – Transfer of ownership participation in Itaipu (Order of the Day items 1(i) e 1(xvii)

IV.3 – Government Programs (Order of the Day items 1(xv) e 1(xvi)

Chapter V – Legal aspects of the commutativity of transactions (Order of the Day itens 1(i), 1(ii), 1(v), 1(xi), 1(xvi), 1(xvii) and 2);

Chapter VI – Shareholder information disclosure compliance;

Chapter VII – Conclusion

This Opinion was based on the examination of the Management's Proposal for the 181st Extraordinary General Meeting to be held on February 22, 2022, version 17 – 11.01 ("'Management's Proposal" or "MP") and its attachments (listed in **Appendix I** of this Opinion), which were prepared, pursuant to Law 14.182/2021[1], Resolutions No. 15 of August 31st , 2021 and No. 30 of December 21st, 2021 of the National Energy Policy Council and Resolutions No. 203 of October 19th, 2021 and No. 221 of December 30th, 2021 of the Investment Partnership Program Council.

I. CONTEXTUALIZATION AND BRIEF DESCRIPTION OF THE LEGISLATION GOVERNING PRIVATIZATION

1. Law no. 9,491, of 09.09.1997 ("Law no. 9,491"), regulated by Decree no. 2,594, of 15.05.1998, outlines the general guidelines for the procedures related to the National Privatization Program – NPD, whose highest ruling body is the Presidency of the

[1] Currently, ADI 6839 is being processed in the Federal Supreme Court, in which the constitutionality of Law 14.182/2021 is being questioned. This Opinion is not intended to assess the probability of success of this action.

2

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva,
Rodrigues Advogados

Republic's Investment Partnership Program Board – IPPB, subordinated to the President of the Republic, which now exercises the functions attributed to the former National Privatization Council[2]. The CPPI was created by Law no. 13,334, of 09.13.2016 ("Law 13,334"), which complemented the regulatory framework related to privatizations by establishing the Investment Partnership Program – IPP.

2. When a state-owned company is included in the NPD and IPP, the shares directly or indirectly owned by the Federal Government issued by these companies are entailed to the National Privatization Fund – NPF, which is managed by the National Bank for Economic and Social Development – BNDES, which provides the CPPI with all the administrative and operational support necessary for its operation. Eletrobras was included in the NPD and qualified in the IPP by Decree no. 10,670, of 08.04.2021.

3. Thus, the discipline established by the above-mentioned laws applies to all privatizations. As a special law – Law No. 14,182 of July 12, 2021[3] ("Law 14,182") – was enacted for the Eletrobras Privatization, the general laws apply to the specific case in a subsidiary manner. Law No. 14,182 sets all the principles and conditions to be observed in the process, and determined, in its art. 1, §1, that the Company's Privatization shall take place by means of a capital increase ("Capital Increase"), to be carried out by public subscription ("Global Public Offer") of common shares ("New Shares"), with the Federal Government waiving its subscription rights.

4. In addition to the aforementioned legislation, the CPPI, based on art. 3, §1º, of Law no. 14,182, issued Resolution no. 203, dated October 19, 2021, subsequently amended by CPPI Resolution no. 221, dated December 29, 2021 ("CPPI Resolution 203"), which details the measures to be taken, stipulating adjustments and additional conditions for conducting the process.

[2] V. art. 7, V, "c" of Law No. 13,334, of 09.13.2016.
[3] This law resulted from the conversion of Provisional Measure n. 1,031 ("MP 1,031"), issued on February 23, 2021.

3

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva,
Rodrigues Advogados

II. ELETROBRAS' PRIVATIZATION (ORDER OF THE DAY ITEMS 3,4,11 AND 12)

5. Law 14,182 anticipates that the Privatization depends on the approval at Eletrobras' EGM (scheduled for February 22, 2022), of several matters, without exception, which comprise a set of items on the agenda ("Order of the Day"), basically listed in its articles 1 and 3, and complemented by CPPI Resolutions, based on the competence granted to it by art. 3, §1 of the referred Law.

6. Among the amendments to the bylaws contemplated in the Order of the Day, there are those that will take effect immediately, after the respective approval by the assembly, such as those related to the establishment of authorized capital and the absence of preemptive rights in public distributions of shares.

7. As for the other matters to be subject to EGM's deliberation, their effectiveness is conditioned to the effective settlement of the Global Public Offer, without which the Privatization shall not be completed. Therefore, all acts and contracts that are approved and implemented within the scope of the Company itself, Eletronuclear or Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. ("ENBPar")[4], or even those related to bylaws amendments, will be effective not only upon approval by the respective general meetings, but also upon the success of the Global Public Offer.

8. Another point to be highlighted is that Law 14,182 prevents the right of the Federal Government to vote, directly or indirectly, at the EGM, in relation to certain deliberations[5], and the CPPI, based on the competence attributed by art. 3, §1 of the referred Law, extended such prohibition to the other matters on the Order of the Day, as stated in art. 11, §§1, 2 and 5 of CPPI Resolution 203.

---

[4] Art. 11, clauses VI, VII, XII, XIII, XV and XVIII of CPPI Resolution 203.
[5] Art. 3º, § 6º of Law 14.182 identifies items II, III, IV, V and VI of the caput of the same article.

4

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva,
Rodrigues Advogados

9. The subjects listed and summarized below, which shall be submitted to the EGM, have been established as conditions for the effectiveness of the Privatization:

(i) corporate restructuring to maintain under the Federal Government's control the companies, facilities and stakes held or managed by Eletrobras, specifically, in Eletronuclear and Itaipu;

(ii) the execution of new electric power generation concession contracts (highlighting Concession Contract nº 007/2004-Aneel-Eletronorte and Concession Contract nº 004/2004-Aneel-Furnas), with a term of 30 (thirty) years, in substitution of the contracts in effect, with the change of the quota exploration regime to independent production, as well as the assumption, contracting and administration, by the company resulting from the corporate restructuring, of the obligations related to the PROINFA contracts;

(iii) amendment to Eletrobras' bylaws, among other statutory amendments, to prohibit a shareholder or group of shareholders from exercising votes in excess of ten percent (10%) of its voting capital, including the prohibition of execution of a shareholders' agreement for the exercise of voting rights above this limit, and the creation of a special preferred share owned by the Federal Government with veto power on statutory changes to these rules;

(v) development of projects, by Eletrobras or its subsidiaries, that will compose the following programs: a) revitalization of the water resources of the São Francisco and Parnaíba river basins[6]; b) structural reduction of the costs of energy generation in the Amazônia Legal and for the navigability of the Madeira and

[6] The Eletrobras subsidiary for this area is the Companhia Hidrelétrica do São Francisco ("CHESF"), and such projects may also be developed through Brazilian Army units.

5

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva,
Rodrigues Advogados

Tocantins Rivers[7]; c) revitalization of the water resources of the hydrographic basins in the area of influence of the Furnas hydroelectric station reservoirs[8];

(vi) the assumption of subsidiary responsibility for compliance with the programs established in arts. 6, 7 and 8 of Law 14,182[9];

(vii) transfer, by Eletrobras to Eletronuclear, of the ownership of the quotas of the Decommissioning Fund of the nuclear power stations, set forth in Resolution no. 8, of September 17, 2002, of the CNPE;

(viii) the assignment of the government programs and BUSA[10] and the commitment to provide, free of charge, support and advice to ENBPar for the management of these activities;

(ix) converting one (1) class B preferred share held by the Federal Government to, under the terms of Law 14,182/2021, create a special class of preferred share, which will be held by the Federal Government for its exclusive ownership;

(x) authorization for the Board of Directors to approve the issuance of common shares of the Company, within the limits of the authorized capital, including for fixing the issue price of the shares.

10. As for the corporate restructuring of Itaipu and Eletronuclear, that cannot be privatized, Law 14,182 established their segregation. Therefore, Decree No. 10,791 of September 19, 2021, by means of authorization provided in article 9 of Law 14,182, created ENBPar, a holding company that will hold the shares representing the control of these entities. CPPI Resolution 203, in turn, established, in article 11, item II, the guidelines for the execution of the contract for the transfer of all of the ownership interest

[7] For this area the subsidiary is Eletronorte.

[8] For this area the subsidiary is Furnas.

[9] These programs concern power generation in the São Francisco River basin, the Legal Amazon, the Madeira River and the Tocantins River, as well as in the area of influence of the Furnas power plants.

[10] Program of Incentive to Alternative Sources of Electric Energy - PROINFA, administration of the current account called National Program of Electric Energy Conservation - Procel, of the financing contracts that use resources from the Global Reversion Reserve -RGR, of the programs More Light for the Amazon and Light for All, and administration of the federal government assets ("BUSA") provided in Decree-Law 1.383, of December 26, 1974.

6

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva,
Rodrigues Advogados

held by Eletrobras in the capital of Itaipu and, with respect to Eletronuclear, CPPI Resolution 203 also established the preparatory acts relevant to its restructuring, in its article 11, items III to XIII, as shall be detailed further on.

11. With regard to the preparatory measures for Eletrobras to become a publicly-held company not under state control, with dispersion shares/floating stock in the market, CPPI Resolution 203, detailing the legal provisions, contains a series of measures ranging from changes in the Eletrobras bylaws to guidelines on the public offering aimed at raising the funds needed to pay the bonus for granting under the new electricity generation contracts.

III. CAPITAL INCREASE AND AMENDMENTS TO ELETROBRA'S BYLAWS (ORDER OF THE DAY ITEMS 5,6,7,8,9 AND 10)

12. CPPI Resolution 203 determined that Eletrobras' bylaws must be amended to establish (i) the authorized capital regime, (ii) that the competent body to resolve on the corporate capital increase, including the pricing of shares to be distributed in the market, shall be the Company's board of directors (art. 11, I, "f" and its §3), and (iii) the suppression of the preemptive right in the subscription of New Shares. Notwithstanding this suppression, shareholders shall not have any impediment to maintain their percentage equity interest in the Company's capital, as they will have priority to subscribe for shares in the offering. Nevertheless, in order to establish the price of the shares, article 170 §1 of Law n° 6.404, of December 15, 1976 ("LSA"), shall be observed, in order not to cause unjustified dilution of shareholders who do not subscribe shares.

13. CPPI Resolution 203 also foresees that the Eletrobras Capital Increase, whose estimated value is between R$ 22,057,564,316.99 (twenty-two billion, fifty-seven million, five hundred and sixty-four thousand, three hundred and sixteen Reais and ninety-nine cents) and R$ 26,648,033,913.65 (twenty-six billion, six hundred and forty-eight million, thirty-three thousand, nine hundred and thirteen Reais and sixty-five cents) (art. 4), will be

7

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva, Rodrigues Advogados

carried out through a Global Public Offer. The number of shares will be estimated taking into account the average closing price of the shares in the last 15 (fifteen) days prior to the disclosure of the prospectus. Additionally, CPPI Resolution 203 stipulated that if such an offer is not sufficient to dilute the ownership interest of the Federal Government in the Company – directly and indirectly – to a percentage equal to or lower than 45% of the voting capital, a secondary public offering of common shares owned by Federal Government will be held, as authorized by art. 1, §2, of Law 14,182. It was forbidden, by art. 3 of CPPI Resolution 203, for any organs or entities belonging to the "*direct, indirect or foundational federal public administration, as well as funds in which the Federal Government holds, directly or indirectly, a majority of the shares, and also any of the powers of Union"* to participate in the offering as purchasers.

14. Another provision of CPPI Resolution 203 is the possibility of increasing the number of shares to be issued by up to 35% in relation to the number of shares initially offered, of which 15% correspond to the shares that comprise the supplementary lot ("Supplementary Shares"), with the purpose of stabilizing prices, and 20% are additional shares ("Additional Shares"), to be issued if there is an excess of demand..

15. The public offering in the domestic market ("Brazilian Public Offer") includes (i) the priority offer to shareholders, directed to all holders of common and preferred shares, according to the proportion of ownership interest in the Company's capital stock, excluding the Federal Government, (ii) the priority offer to employees and retirees, (iii) the retail offer, and (iv) the institutional offer, subject to the terms and conditions established for each of them, pursuant to articles 8, 9 and 10 of CPPI Resolution 203.

16. The minimum price of the share within the scope of the offer, as provided under the terms of art. 12 of CPPI Resolution 203, shall be established by the CPPI, and cannot be "*lower than the average of the independent economic-financial evaluations hired by the BNDES*". The issue price shall be established, yet, in conformity with the procedure known as Book building, adopted by the underwriters from the availability of the

8

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva, Rodrigues Advogados

preliminary prospectus, which involves collecting investment intentions towards institutional investors. The demand for the Global Public Offer is thus determined in order to establish, based on this data, the final price per share.

17. Once the process of collecting investment intentions is concluded, the Coordinators of the offering shall make a proposal to Eletrobras, to CPPI and to the other selling shareholders, if any, the final price per share, to be ratified by the Chairman of the CPPI through an *ad referendum* decision, pursuant to art. 12, §3, III of CPPI Resolution 203. If the final price, to be decided by the Board of Directors of Eletrobras, should be lower than the minimum established by the CPPI, the Global Public Offer shall be cancelled (art. 12, §4).

18. Regarding the statutory changes subject to EGM's Order of the Day aiming at promoting and maintaining Eletrobras' shareholding dispersion, without pre-defined control, besides those contemplated by the privatization law in art. 3, item III, sub-paragraphs "a", "b" and "c" (limitation to the exercise of voting rights or to the execution of shareholders' agreements for the formation of blocks aimed at the exercise of this right in an amount that exceeds 10% of the voting capital and the creation of the golden share, owned by the Federal Government), Resolution CPPI 203, in its art. 11, established the need to provide for statutory regulation on poison pills[11], in addition to other changes in the Bylaws to remove provisions relating exclusively to the condition of Eletrobras as a state owned public company.

[11] "Art. 11 The following adjustments and conditions are hereby approved for privatization, without prejudice to those already provided for in Law no. 14,182 of 2021: I - modification of ELETROBRAS' Bylaws, to: (...) d) establish that any shareholder or group of shareholders that directly or indirectly exceeds, on a consolidated basis, fifty percent of the voting capital and does not return to a level below such percentage within one hundred and twenty days, shall make a Public Offer of Acquisition, at a price at least two hundred percent higher than the highest quotation of the common shares in the last five hundred and four trading sessions, updated by the Special System of Settlement and Custody - SELIC rate; e) establish that any shareholder or group of shareholders that directly or indirectly exceeds, in a consolidated manner, thirty percent of the voting capital and that does not return to a level below such percentage within one hundred and twenty days, make a Public Offer of Acquisition, at a price at least one hundred percent higher than the highest quotation of the common shares in the last five hundred and four trading sessions, updated by the SELIC rate."

9

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva,
Rodrigues Advogados

19. In this regard, there will be a statutory limitation on the exercise of voting rights and the execution of shareholders' agreement to form blocks forbidding the exercise of this right in an amount that exceeds 10% (ten per cent) of the voting capital of Eletrobras. The golden share, which grants veto power on changes to these rules, shall be created through the conversion of 1 (one) class B preferred share issued by Eletrobras, and shall not have any equity advantage, so that there shall be no loss to the holders of the existing shares, which eliminates (i) the need to hold a special meeting (in case of such a loss, the provisions of art. 136, §1, LSA would apply) and (ii) the right to withdrawal (in case of such loss, the provisions of art. 137, I, LSA would apply).

20. Among the statutory modifications aiming at removing provisions related to state owned public companies is the one foreseen in art. 4, clause II (corporate purpose) "*to cooperate with the Ministry, to which it is subordinated, in the formulation of the country's energy policy*".

21. It is worth pointing out that this duty of cooperation, despite being inserted as a corporate purpose in Eletrobras' bylaws, which does not have the very nature of a "corporate purpose", but rather the typical obligation of a state-owned company. For this reason, in article 17 of Law 3890-A of April 25, 1961, this rule is inserted in Chapter IV, which deals with Eletrobras' obligations and favors. Therefore, this is an amendment that merely excludes reference to an aspect specific to a state-owned company, part of the indirect federal administration, and should not be understood as a change in the corporate purpose. Therefore, its approval does not depend on a qualified quorum and neither triggers the right of withdrawal (art. 136, VI c/c art. 137, caput, LSA).

22. In other words, it is not any change in the bylaws clause – whether eliminating or adding activities to the definition of the object – that should be understood as a change in the corporate purpose, capable of requiring a qualified quorum for resolution and giving rise to shareholders' right of withdrawal. Only the statutory amendment that results in the

10

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva, Rodrigues Advogados

suppression or substitution of the activity for which the company was incorporated, or that is widely recognized as the company's core business, should be interpreted as a change in the corporate purpose[12], which is not the case here. The Company's core activities – such as carrying out studies, projects, construction and operation of power stations and electricity transmission and distribution lines – are not being altered.

23. The deliberations will be made at the Extraordinary Shareholders' Meeting by majority vote of the shareholders present (simple majority), not counting blank votes and the votes of shareholders unable to vote[13]. In order to institute the special class preferred share exclusively owned by the Federal Government (golden share), the creation of which derives from the provision contained in the special law (Law no. 14,182), does not apply to art. 136 of the LSA, which requires a qualified majority vote for the creation of preferred shares (unless already provided for or authorized in the bylaws). The reason is that a special law prevails over general (corporate) ones and, above all, because the amendments provided for in the said art. 136 of the LSA are aimed, primarily, at preserving the existing proportion between classes or types of shares. Since the creation of preferred shares with economic advantages, or the increase of existing classes with these characteristics can change this ratio, generating, in some cases, losses to certain existing types or classes, the provision imposes the legal restriction. This is not the case here. The advantages of the existing shares, in the case of the creation of the special share, are not affected. The golden share is a unique institute, which is not analogous to other preferred shares and, therefore, should not be subject to the ordinary regime. Thus, it is our understanding that this change can be considered approved even if the EGM does not obtain a qualified majority, e.g., votes in favor higher than half of the possible votes, e.g., without counting the blank votes and the votes of shareholders that are not allowed to

[12] The doctrine asserts this understanding. PEDREIRA, Luis Eduardo Bulhões. Company law /coordination Alfredo Lamy Filho, José Luiz Bulhões Pedreira. - Rio de Janeiro: Forense, 2017. p. 255-256.
[13] Law 14,182, in its art. 3, §§ 1 and 6, contemplates a rule of impediment to voting on certain matters, and authorized the CPPI to extend this provision to other matters, which was contemplated in §§ 1, 2, 7 of art. 11 of CPPI Resolution 203. In summary, the Union, directly or indirectly, does not participate in the electoral college that will deliberate on these matters.

11

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva, Rodrigues Advogados

vote, among which is the Federal Government (directly or indirectly), which, in this case, is prevented from voting due to the special law.

IV. ENBPar: Public Company Created to Hold the equity Shares of Eletronuclear and Itaipu and manage the Government's Programs

IV.1. Eletronuclear Corporate Reorganization (Order of the Day items 1(ii), 1(iii), 1(iv), 1(v), 1(vi), 1(vii), 1(viii), 1(ix), 1(x), 1(xi), 1(xii), 1(xiii), 1(xiv) and 1(xviii)

24. The corporate restructuring acts to be performed within the scope of the Privatization, concerning Eletronuclear, are based on the constitutional provisions contained in art. 21, item XXIII, and in art. 177, item V, which determine that it is the Federal Government's competence to explore nuclear services and to conduct, under a monopoly regime, the research, exploitation, enrichment and reprocessing of ores, nuclear minerals and their derivatives. Thus, Eletronuclear, which explores nuclear services, must be kept under the control, direct or indirect, of the Federal Government.

25. The corporate restructuring of Eletronuclear also aims at its financial restructuring, through a capital stock increase, with the subscription of shares, both by Eletrobras and by ENBPar (which will receive, free of charge, the subscription right from Eletrobras), with the allocation of part of the subscription price to the capital reserve, established to enable the declaration of cumulative minimum priority dividends due to PN holders, the amount of which will be used by Eletrobras to pay part of the subscription price of the new shares, all of this completed by the conversion of common shares into preferred shares. This will result in a reduction of Eletrobras' interest in the voting capital of Eletronuclear, so that this company will be controlled, indirectly, by the Federal Government, through ENBpar.

26. Through the paying of the PN shares dividends, financially improve the company, as it eliminates the future contingency, which would be the obligation, when determining

12

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva, Rodrigues Advogados

the profits, to pay the cumulative dividends to the holders of preferred shares (for the period beginning in 2010) before making any profit distributions to the holders of common share. Additionally, Eletronuclear's bylaws shall be amended, to extinguish the right to cumulative minimum priority dividends, maintaining only, for preferred shares, priority in capital reimbursement. Thus, future allegation and discussion about the possible acquisition of voting rights by the holders of preferred shares in case such dividends are not paid, a right that, in fact, proves to be incompatible in the context of a company whose control must be maintained by the public entity, is ruled out.

27. As stated above, Eletrobras will assign, free of charge, its preemptive right to ENBPar, as to exercise it by subscribing to and paying up the amount corresponding to 141,916,224,437 (one hundred and forty-one billion, nine hundred and sixteen million, two hundred and twenty-four thousand, four hundred and thirty-seven) ON shares. In order for ENBPar to take control of Eletronuclear, CPPI Resolution 203 establishes the approval of a program for optional conversion of ON shares into PN shares in a 1:1 ratio. Eletrobras must convert up to 124,541,409,099 of ON shares into PN shares[14], so that there will be a dilution of its participation in this sort of share and, consequently, an increase in the participation of ENBPar to reach the level required to obtain control.

28. Furthermore, CPPI Resolution 203 has provided the suppression of the voting right of PN shares in the case of bylaws reform, in a way to avoid that necessary changes to Eletronuclear's bylaws are not hindered by a contrary vote of PN shareholders[15], considering that the control of Eletronuclear by the Federal Government must prevail.

29. Currently, Eletrobras holds quotas of the nuclear power Plants Decommissioning Fund, provided for in CNPE Resolution no. 8, dated September 17, 2002, whose resources are intended to pay for the decommissioning activities of the thermonuclear

---

[14] As per item 1(x) of the EGM's Order of the Day (Management Proposal, p. 5).

[15] Eletrobras, upon joining the optional conversion program of ON shares into PN shares, will hold, in the majority, only PN shares.

13

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva, Rodrigues Advogados

power plants Angra 1 and Angra 2. Considering the context of the privatization, the ownership of the fund's shares will be transferred to Eletronuclear, as the successor, in exchange for the obligations of transfer compensation from Company, to Eletronuclear, of the resources associated with the fund, as stated in the Management´s Proposal, item 2(ii).

30. Besides the measures mentioned above, intended for Eletronuclear to be controlled by ENBPar and, consequently, by the Federal Government, it is necessary to regulate the new governance of Eletronuclear, in which Eletrobras will have its participation reduced, by means of a Shareholders' Agreement (Annex 11 of the Management's Proposal) and of an Investment Agreement (Annex 10 of the Management's Proposal), this last one aiming, in essence, to make possible the conclusion and implementation of the Angra 3 Station.

31. The execution, between the Company and ENBPar, of the Eletronuclear Shareholders' Agreement, essentially aims to establish rules for: (a) the maintenance of COANGRA in operation until the beginning of commercial operations at Angra 3 Station; (b) ENBPar's right of first refusal over the sale of shares issued by Eletronuclear held by the Company; and (c) the right to appoint, by the Company, Eletronuclear's Chief Financial Officer.

32. As to COANGRA, this is a statutory committee for matters relating to the planning and execution of the Angra 3 Station, operated by Eletronuclear, with the purpose of advising the Eletronuclear Board of Directors, including analyzing and issuing prior opinions concerning the contracting of goods, services, works, financing and warranties related to the project. The operation of the committee shall be in accordance with the provisions of Eletronuclear's bylaws to be amended, as well as with its internal regulations, to be approved by Eletronuclear's Board of Directors. The members of the Committee will be elected and will have their total and individual compensation determined by Eletronuclear's Board of Directors.

14

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva, Rodrigues Advogados

33. It is important to emphasize that this agreement[16] provides that the signatories *"shall exercise their voting rights and instruct the members of Eletronuclear's board of directors appointed by them so that (i) the Investment Agreement (referred to below), including the provisions of Clauses 2.2 and 2.4 of such instrument, are duly complied with, and (ii) the construction or operation of new thermonuclear power plants, as well as other activities by Eletronuclear, are undertaken in a manner consistent with the schedule, feasibility or availability of resources necessary for the construction and operation of Angra 3."*

34. The Shareholders' Agreement requires approval by the Ministry of Economy, in the form of Decree 1.091/1994, and has the beginning of its effectiveness conditioned to the practice of the acts described in Chapter I of the Investment Agreement and to the settlement of the Global Public Offer.

35. The Investment Agreement, on the other hand, has the objective of allowing the conclusion of the Angra 3 Powerplant, establishing obligations for Eletrobras and for ENBPar aiming at this objective.

36. In this regard, an obligation was established for the contracting parties to participate in capital contributions and to seek funds aiming at the completion and implementation of Angra 3 Station, through fiduciary guarantees, onlending of loans financing to Eletronuclear, or through another structure, subject to the proportion of the interest of each contracting party in the voting capital of Eletronuclear. For the purposes of calculating this proportion, any guarantees, loans and support contractual obligations already existing between the Federal Government or Eletrobras and Eletronuclear must be disregarded, given that these guarantees, loans and support contract obligations must be maintained.

---

[16] Clause 2.4 of the Shareholders' Agreement of December 28, 2021, still to be signed.

15

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva,
Rodrigues Advogados

37. Likewise the Shareholders' Agreement, the Investment Agreement has the beginning of its effectiveness conditioned to the Global Public Offer settlement.

38. The analysis, by the shareholders, of the corporate restructuring of Eletronuclear should be made in accordance with the considerations presented by management, in its PA, and cannot be dissociated from the following premises (i) the transactions are not comparable to those in the market, since Eletronuclear's control cannot be freely available to Eletrobras, and its segregation is in compliance to a legal provision; and (ii) the transactions must be analyzed together with the other acts that comprise the process, all logically and structurally interdependent, forming part of a complex legal transaction, more wide-ranging, whose ultimate purpose is the Privatization of Eletrobras.

IV.2. ITAIPU PARTICIPATION TRANSFER (ORDER OF THE DAY ITEMS 1(I) AND 1(XVII)

39. As already mentioned, the participation held by Eletrobras in the capital of the binational entity Itaipu will be transferred to ENBPar[17].

40. Itaipu is an entity with legal capacity, able to become a center of allocation of rights and obligations, holding its own assets, distinct from those pertaining to the States which created it, or the administrative entities (Eletrobras and Ande), which, as instruments of those, formally participate in its organization and capital.

41. Thus, its constitution, in terms of organic and functional effectiveness, was made by the participation of Eletrobras and Ande in the composition, in equal terms, of Itaipu's capital. The Bylaws have both as members of Itaipu (Statute, Art. I), not affecting the legal nature specificity of a binational entity. The Treaty, in its Art. II, items 'd' and 'e', refers,

[17] Created by a treaty between the Federative Republic of Brazil and the Republic of Paraguay, on April 26, 1973, and promulgated by Decree No. 72,707, of August 28, 1973 ("Treaty").

16

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva, Rodrigues Advogados

respectively, to Eletrobras and to ANDE[18]. Both the Treaty and the Bylaws refer to Eletrobras in several sections[19].

42. Article 6 of the bylaws states that the participation belonging to Eletrobras and to ANDE (partners in the enterprise) are non-transferable.

43. On the other hand, as said, Law No. 14,182 establishes the need to undertake a corporate restructuring to keep Itaipu under the control, direct or indirect, of the Federal Government, and ENBPar was created, among others, with the purpose of succeeding Eletrobras in the ownership of its participation in Itaipu.

44. CPPI Resolution 203, in turn, contemplates in its art. 11, clause II, "*execution of an agreement for the transfer of all the participation held by ELETROBRAS in the capital stock of Itaipu Binacional to Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. ("ENBPar"), by means of the payment of a consideration to be defined and with a suspensive clause conditioning its effectiveness to the settlement of the Global Public Offer*".

45. The legal operation of transferring the participation in Itaipu's capital is in line with the Treaty's provision of the possibility that Eletrobras may be succeeded by another administrative entity of the Brazilian Government, in this case ENBPar, under the same legal nature as the succeeded one: both companies are controlled by the Federal Government.

46. It is necessary, therefore, that Itaipu's bylaws should be adjusted to include ENBPar as the entity indicated by the Brazilian Government to replace Eletrobras in this instrument, thus formalizing the transfer of Eletrobras' participation in Itaipu's capital to ENBPar.

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[18] V. Article II of the Treaty.
[19] V. Article III of the Treaty.

17

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva,
Rodrigues Advogados

47. The non-transferability provision regarding the participation in Itaipu's capital established in the bylaws is intended to indicate that this participation cannot be negotiated. It would therefore be a "non-tradable asset". In this case, the transfer of the Eletrobras' participation to ENBPar, even if onerous, has the sole purpose of enabling the corporate restructuring set forth in the law, hence it can be understood that ENBPar succeeds Eletrobras in the legal position of being a member of Itaipu.

48. Therefore, once the succession of Eletrobras (as well as ANDES) has been contemplated in the Treaty, its substitution in the Statute by ENBPar should be communicated to the Paraguayan Government not only by Eletrobras itself, but also through diplomatic means, subsequently seeking, if the Upper Contracting Parties so agree, the formalization of the statute, with the pertinent adjustments.

49. It should be noted that after the transfer of the participation in Itaipu, the Company will continue, if contracted according to Law 13.303/2016, for a period of one hundred and eighty (180) days, to provide support and advisory services to ENBPar, necessary for Itaipu's energy sales, according to conditions to be negotiated between the parties[20].

50. For the transfer of the participation in Itaipu to ENBpar, Eletrobras will receive the total price of R$1,212,148,151.65[21] (one billion, two hundred and twelve million, one hundred and forty-eight thousand, one hundred and fifty-one reais and sixty-five cents), equivalent to US$233,253,440.00 (two hundred thirty-three million, two hundred fifty-three thousand, four hundred and forty US dollars) on the reference-date of December 31, 2020 ("Price"), being: (i) R$1,082,275,135.40 (one billion, eighty-two million, two hundred seventy-five thousand, one hundred thirty-five reais and forty cents) ("Principal"); and (ii) R$129,873,016.25 (one hundred twenty-nine million, eight hundred seventy-three thousand, sixteen reais and twenty-five cents) ("2021 Remuneration")[22]. The payment of

[20] Art. 11, XVIII, of CPPI Resolution 203.
[21] Updated according to the Contract for the Transfer of Ownership Interest in Itaipu and Other Covenants (Annex 08 of the Management Proposal) ("Itaipu Transfer Agreement").
[22] Clause 2.2 of the Itaipu Transfer Agreement.

18

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva, Rodrigues Advogados

the Principal Price portion will be made in two hundred and forty (240) monthly installments, while the payment of the 2021 Remuneration portion will be made in thirty-six (36) monthly installments[23], all denominated in Reais ("Installments")[24]. As guarantee of Price payment, all amounts owed by Itaipu to ENBPar as remuneration on the paid-in capital (under the terms of Annex C of the Treaty) ("Itaipu Income") will be deposited, by order and account of ENBPar, in a linked account ("Linked Account"), to be managed by a contracted financial institution[25]. It shall be transferred monthly to Eletrobras, in the current account indicated in the Itaipu Transfer Agreement, the amount corresponding to the value of each installment that becomes due under the terms of the contract[26].

IV.3. GOVERNMENT PROGRAMS (ORDER OF THE DAY ITENS 1(XV) AND 1(XVI)

51. Currently, Eletrobras is responsible for the management of programs, contracts and strategic resources of the Brazilian government in the electric energy sector, namely: Program of Incentive to Alternative Sources of Electric Energy - PROINFA, National Program of Electric Energy Conservation - Procel, financing contracts that use resources from the Global Reversion Reserve - RGR, National Program of Universalization of Access and Use of Electric Energy in the Legal Amazon - More Light for the Amazon ("*MAIS LUZ PARA AMAZONIA*") and National Program of Universalization of Access and Use of Electric Energy - Light for All ("*LUZ PARA TODOS*"). In addition, the Company manages Assets of the Union under Administration (BUSA), as per Decree-Law 1.383, of December 26, 1974.

52. In order to make the privatization possible, activities related to public policies will be transferred from Eletrobras to ENBPar, as provided in the Agreement for the Transition

[23] Observing the provisions of Clause 2.2.1 of the Itaipu Transfer Agreement, according to which "2.2.1 If the income on the capital of Itaipu for fiscal year 2021 has already been paid to Eletrobras by the date of the Transaction, the 2021 Remuneration will no longer be part of the Price".
[24] Clause 2.4 of the Itaipu Transfer Agreement.
[25] Clause 2.5 of the Itaipu Transfer Agreement.
[26] Clause 2.5.2(iii) of the Itaipu Transfer Agreement.

19

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861.5800 | Fax: 21 3861.5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva, Rodrigues Advogados

and Transfer of the Management of Sector Programs and BUSA ("Transition Agreement"), to be executed prior to the settlement of the Global Public Offer, but with its effectiveness conditioned upon the settlement of the Global Public Offer, pursuant to the terms contained in Attachment 18 to the Management Proposal. To this end, CPPI Resolution 203 determines that Eletrobras, for a period of up to twelve (12) months from the date of settlement of the Global Public Offer, shall continue to manage the commercialization contracts under PROINFA, administration of the current account known as Procel, of the financing contracts that use RGR resources, of the More Light for the Amazon and Light for All programs and the administration of the assets of the Federal Government provided for in Decree-Law 1,383 of December 26, 1974. During this period, and under the terms of the contract to be signed between the Company and ENBPar, there will be an operational transition of the management of the activities and the assignment of the aforementioned contracts. As part of the transition, Eletrobras must, free of charge, provide support and advice to ENBPar for the management of these activities, including staff training, database and information disclosure[27].

53. The Transition Contract was analyzed in Technical Note PR 005/2021 - Government Programs (Annex 19 of the Management Proposal), in which the main aspects of the pact are presented.

54. Eletrobras' Department of Risks, Internal Controls and Information Security (DCR) conducted the identification of risks among those responsible for the management of these government programs, listing specific points of attention for the transfer of the attributions and operational functions of these programs to ENBPar, preparing Technical Note DCR 010/21 (Annex 20 of the Management Proposal).

55. In this Technical Note, issued so that the shareholders of Eletrobras are well-informed on the subject, DCR says that risks related to the process of transferring the

[27] CPPI Resolution 203, art. 11, XV.

20

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva, Rodrigues Advogados

management and operation of government programs and federal assets (PROCEL, LUZ PARA TODOS, MAIS LUZ PARA AMAZÔNIA, PROINFA and BUSA) to ENBPar were considered from the point of view of the future Eletrobras, privatized, and under the aspect of how they could impact the schedule and effectiveness of the capitalization process.

V. Legal Aspects of the Commutativity of Operations (Order of the Day items 1(i), 1(ii), 1(v), 1(xi), 1(xvi), 1(xvii) and 2)

56. The privatization procedure culminates with the settlement of the Global Public Offer, with the acknowledgement by the investors that the transaction was conceived and will be conducted in an adequate manner, including the issue price of the New Shares, in the social interest of Eletrobras.

57. Thus, its completion results, as noted above, from a set of preparatory, previous acts on the part of various stakeholders: BNDES, as Manager of the National Privatization Fund - FND, CPPI, ENBPar, Eletronuclear and Eletrobras itself. Some of these acts are operations that can be described as "transactions with related parties", which generally require the fulfillment of specific procedures, such as complying with commutative and equitable conditions in their contracting.

58. Given this classification, the operations must also have, prior to EGM's deliberation, the opinion of Eletrobras' Audit and Statutory Risks Committee ("CAE"), pursuant to art. 40, §11[28] of the Company's Bylaws and item 5. 1(xxxi)[29] of the CAE's Rules of Procedure,

[28] Eletrobras Bylaws, consolidated at the 180th EGM (01.28.2021). Available at https://eletrobras.com/pt/GestaoeGorvernancaCorporativa/Estatuto%20Social%20Eletrobras.pdf, consultation on 09.01.2022.

[29] Internal Regulations of the Eletrobras CAE, approved by the Eletrobras Board of Directors at its 897th meeting held on May 27 and 28, 2021. Available at <https://eletrobras.com/pt/GestaoeGorvernancaCorporativa/Regimento%20Interno%20do%20Comit%C3%AA%20de%20Auditoria%20e%20Riscos.pdf>, consultation on 09.01.2022.

21

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva, Rodrigues Advogados

in accordance with the provisions of Eletrobras' policy on transactions between related parties ("TPR Policy")[30], especially items 4.1.8, 4.2.1, 4.2.2, 4.2.3, 4.4.3, 4.4.4 and 4.4.4.1.

59. Among the acts provided in CPPI Resolution 203, the following may be listed as "related party transactions": (i) the corporate restructuring of Eletronuclear involving (i.1) free assignment of the preemptive right in the subscription of a capital increase of Eletronuclear to ENBPar, (i.2) conversion of ONs into PNs as a way to dilute the participation of Eletrobras in the voting capital of Eletronuclear, (i.3) execution of an Investment Agreement by Eletrobras with ENBPar to enable the completion of the construction of the Angra 3 power station, (ii) onerous transfer of the interest in the capital of Itaipu to ENBPar; and (iii) transition of the management of the government programs and BUSA from Eletrobras to ENBPar, with Eletrobras undertaking, free of charge, the duty to provide support and advice to ENBPar for the management of these activities, including the training of personnel, availability of databases and information and (iv) execution of new Concession Contracts for the generation of electric power, in substitution of the contracts in effect on the date of publication of Law nº 14,182, with the alteration of the exploration regime to independent production, including as to the conditions of extinction of the licenses, of the encampment, of the installations and indemnities.

60. The contracts with related parties, as per article 245 of the LSA, must be executed on (equitable) market bases (at arm's length) and under commutative conditions (with equivalent installments or with adequate compensatory payment), in order to preserve the company's social interest and avoid the undue favoring of related parties, such as controlling shareholders, administrators, affiliated companies or under common control.

---

[30] Eletrobras Related-Party Transaction Policy, Edition 4.0, dated 17.12.2021. Available at <https://eletrobras.com/pt/SiteAssets/Paginas/Estatuto-Politicas-e-Manuais/POL-19.pdf>, consultation on 09.01.2022.

22

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861.5800 | Fax: 21 3861.5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva,
Rodrigues Advogados

61. This provision, inserted in the Brazilian corporate law, is aimed at the companies' administrators, who, as managers of the company's business, have the authority to sign the contracts, either by supervising, or negotiating and establishing conditions for their execution.

62. In this case, the actions of Eletrobras' managers, in compliance with the National Privatization Program[31], are guided by the conditions imposed by the Public Authorities, since the Privatization, as already pointed out, was conceived and determined by a Legislative official act, complemented by normative acts of the CPPI and CNPE.

63. In view of these particularities, the contracts or operations to be conducted are not similar to others carried out in the market, which is evident in view of the singularity of Eletronuclear's corporate restructuring, the legal nature of Itaipu, the government programs and BUSA, and the whole process of privatization.

64. Therefore, managers have little margin of discretion, whether when negotiating contractual bases (as they are allowed to do), or when entering into contracts with Eletrobras related parties.

65. Nevertheless, it is Eletrobras' managers' responsibility to fully execute the Privatization model, executing the necessary contracts to implement the operations in the social interest of Eletrobras. In this regard, the management have made thoughtful, informed and detached evaluations in order to submit the matter to the minority shareholders with their recommendations, in compliance with the legal and regulatory requirements.

66. The commutativity of the preparatory acts, part of the Privatization model, was analyzed in a broad sense, to verify if the operations are reasonable, considering their

[31] Law 9.491, of 09.09.1997, Art. 19.

23

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva,
Rodrigues Advogados

advantages and disadvantages, as well as the existing and expected economic costs and benefits. Thus, Eletrobras Management examined the set of interdependent acts to be performed, composed of related, linked contracts, aiming at Privatization, which can be characterized as a unitary economic operation, in view of the higher economic purpose to be achieved[32]. And hence comes the notion of a general balance between the economic advantages and disadvantages of Privatization, which the Management reached, in a reflected, impartial and informed manner, recommending its approval, also considering the inexistence of "objective standards of exchange relationships" for the operations under examination[33]. The analysis is contained in the TPR Global Technical Note (Annex 25 of the Management Proposal), in which the "levers of value generation and growth for Eletrobras" are emphasized.

67. The Company's management presented, in its PA, the analyses conducted internally, with the collaboration of external consultants, as to recommend, in the end, the approval of the operations to shareholders due to the fact that the expected benefits are greater than the encumbrances assumed by Eletrobras.

VI. DISCLOSURE OF INFORMATION COMPLIANCE TO SHAREHOLDERS

68. In order for Eletrobras' EGM to be held properly, the relevant legal and regulatory provisions must be observed, especially the rules issued by the Brazilian Securities and Exchange Commission (CVM). CVM Instruction 481 of December 17, 2009 ("ICVM 481/09") establishes the preparatory rules to be observed by publicly held companies for

[32] See in this regard CAMARGO, André Antunes Soares, Transactions between Related Parties, Almedina, 2014, pp. 117 / 118: "Thus, considering that groups usually enter into a plurality of contracts between related parties, often keeping a unique business motivation between them, three recommendations of this doctrine are presented: (a) the related individual contracts must be interpreted one in function of the other, receiving a collective meaning; (b) the greater economic purpose of these contracts must be preserved; and (c) this system of rights and obligations generated by the connection of these contracts must maintain an overall balance, coexisting harmoniously with each other in favor of greater economic objective".
[33] V. Pedreira, José Luiz, Company Law, Vol. II, Rio de Janeiro: Gen Forense, 2009, p. 1940.

24

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861
SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva,
Rodrigues Advogados

general meetings, regulating the information that must be made available to CVM and to shareholders in order to allow them to decide, in an informed manner, how to vote on the topics of the order of the day. It aims, thus, to give effectiveness to the guiding principle of the capital market - the principle of full disclosure, for which shareholders must be provided, in a broad and accurate manner, with the information necessary for their decision making[34].

69. Such concern is reflected in art. 2 and sections of ICVM 481/09, which requires the information and documents made available to shareholders to be faithful, complete and consistent, written in clear language, easy to understand and, above all, not misleading to the shareholder[35]. The deadlines determined by the regulations in force have to be complied with - call notice must be given at least 21 (twenty-one) days in advance, pursuant to art. 124, §1, II of the LSA, and the documentation must be made available up to 1 (one) month in advance of the date of the general meeting - allowing investors sufficient time to examine, prepare and form their conviction as to the matters subject to deliberation[36].

70. Incidentally, the LSA, in its art. 124, and the ICVM 481/09, in Arts. 3 and 4, require that the call notice, in addition to containing date, time and place, lists all the matters on the order of the day that will be submitted to the appreciation of shareholders and, in the case of reform of the bylaws, the indication of the provisions to be amended. It must also indicate the format of the meeting - whether it will be held exclusively or partially digitally - and the instructions for the shareholder to participate, or the place where the instructions can be fully obtained.

[34] V. EIZIRIK, Nelson. GAAL, Ariádna B. PARENTE, Flávia. FREITAS HENRIQUES, Marcus de. Capital Markets - Legal Regime. 2nd Ed; Rio de Janeiro: Renovar, 2008, p.19-20.
[35] Article 2 of ICVM 481/09.
[36] Art 30, items I and II of ICVM 480/09 c/c Art 6, items I, II and sole paragraph, of ICVM 481/09.

25

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva, Rodrigues Advogados

71. In turn, Art. 6 of ICVM 481 specifies the list of documents and data that must be sent to CVM through its web page. Art. 124, § 6 of the LSA c/c Art. 13,§3 of CVM Instruction 480, dated December 7, 2009 ("ICVM 480/09") determines that documents sent to CVM must also be sent to B3, in addition to being posted on the company's website, pursuant to art. 13,§2 of said instruction, for full disclosure, by the date of publication of the meeting's first call notice. In this case, this list of documents includes.

a) the Management's Proposal, containing the matters that will be subject to the shareholders' deliberation, with the grounds for each subject and the management's recommendation;

b) any information and/or other documents that are useful for the exercise of voting rights at the meeting, in this case, Annexes 1 to 35 of the Board of Directors' Proposal, highlighting;

(i) BNDES' structuring report and amendments (Attachment 3) for the Privatization;

(ii) the new concession contracts to be entered into and their description (Exhibits 21 and 24);

(iii) the technical notes (Annexes 6, 15, 19, 20, 22, 23, 25, 26, 27, 33 and 34) relating to the various stages for Privatization;

(iv) the proposal for corporate restructuring within Eletronuclear (Annexes 9, 12, 12.A, 13, 14 and 16), as well as the Investment Agreement (Annex 10) and the Shareholders' Agreement (Annex 11) to be executed by the Company and ENBPar;

(v) the Contract of Transfer of Participation of Eletrobras to ENBPar in Itaipu and the calculations regarding the price to be paid to the Company (Annexes 8 and 4 respectively);

(vi) the Transition Agreement of Sectorial Government Programs (Annexes 17 and 18);

26

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva, Rodrigues Advogados

(vii) the opinion of the Fiscal Council (Attachment 31, still under preparation);

(viii) the opinion of the statutory audit committee (Attachment 35, still under preparation);

c) information about related party transactions, in particular, the description of the interested party, nature and extent of the relationship, management's business recommendation, its terms and conditions[37];

d) regarding the reform of the bylaws, a copy of the bylaws with the indication of the provisions to be amended, the proposed wording, its original purpose, justification and respective legal and economic effects (Attachments 28 and 29)[38];

e) regarding the capital increase, although it still depends on further deliberation by the Board of Directors, several information is already available and, therefore, is being presented as per Attachment 14 to ICVM 481 (Attachment 30); likewise, the manifestation of the Fiscal Council is being presented; and

f) information about the establishment of the special class preferred share, as well as the justification for its creation, possible impacts on the rights of other holders of preferred shares (Annex 32 of the PA, which corresponds to Annex 17 of ICVM 481/09).

72. The manifestation of the Fiscal Council is necessary since the proposed regime of authorized capital is intrinsically connected with the capital increase to be deliberated by the Board of Directors, whose bases are already duly outlined in Resolution CPPI 203, to be materialized through the Global Public Offering, thus triggering the application of Art 163, item III, of the LSA. Therefore, the Fiscal Council must, in accordance with the orientation contained in Circular Letter/CVM/SEP/12021, express its opinion, favorable or unfavorable, on the proposed transaction[39].

---

[37] Art. 8 of ICVM 481/09.

[38] Art. 11 of ICVM 481/09.

[39] On this subject, see item 7.14 of the Circular Letter/CVM/SEP/nº 1/2021.

27

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva,
Rodrigues Advogados

73. The special class preferred share (golden share) that is being created, as mentioned throughout this Opinion, is a result of Law 14,182, and such share does not possess any economic advantage, granting its owner, the Federal Government, solely the right to veto and prevent any modifications or the removal of the provisions in the bylaws inserted to (i) to prohibit a shareholder or group of shareholders from exercising votes in excess of ten percent (10%) of the Company's voting capital, and (ii) the prohibition of execution of a shareholders' agreement for the exercise of voting rights above this limit, except for the formation of blocks aimed at the exercise of this right below the limit of (10%) ten percent of the Company's voting capital. Therefore, the creation of the special class preferred share (golden share) does not grant the right of withdrawal, as mentioned in Chapter III of this Opinion.

74. Likewise, the other matters included in the Order of the Day confers no withdrawal rights because they are not included among the hypotheses of art. 137 of the LSA, as per the aforementioned Chapter III, reason why the information in attachment 20 of ICVM 481 is not necessary.

75. In summary, the information and documents pertinent to the matters on the Order of the Day, listed above, shall be made available to shareholders together with the PA, in strict compliance with the regulations in force, for the purpose of the EGM which will deliberate on the necessary stages for the conclusion of the Privatization operation.

VII. CONCLUSION

76. As exposed in this Opinion, it is possible to conclude that preparatory acts for the Company's Privatization operation were conducted in compliance with the principle of legality, since they complied with the requirements contained in the pertinent legislation, especially Law 14,182 and CPPI Resolution 203, as amended, having also fulfilled the

28

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva,
Rodrigues Advogados

provisions contained in the LSA and in the rules enacted by CVM regarding disclosure of information to shareholders and to the market.

Sincerely,

Maria Isabel G. Bocater

Bocater, Camargo, Costa e Silva, Rodrigues Advogados Associados

29

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva, Rodrigues Advogados

Appendix I – LIST OF THE OPINION ATTACHMENTS

- Annex 01 - Law 14.182;
- Annex 02 - CPPI Resolutions 203 and 221 and CNPE Resolutions 15 and 30;
- Annex 03 - BNDES Structuring Report and Addendums;
- Annex 04 - Economic fundamentals and calculation memory of the price to be paid by ENBPar for the participation in the capital of Itaipu;
- Annex 05 - Expert Opinion Carmem Tibúrcio;
- Annex 06 - Technical Note DFPA 003/2021 (Itaipu);
- Annex 07 - Description of the transfer of Itaipu's participation (Article 8 of CVM Instruction 481);
- Annex 08 - Contract for the Transfer of Ownership Interest in Itaipu and Other Covenants;
- Annex 09 - Eletronuclear Valuation;
- Annex 10 - Investment Agreement;
- Annex 11 - Shareholders' Agreement;
- Annex 12 - Proposed Eletronuclear Bylaws to be reformed;
- Annex 12.A - Eletronuclear's Management Proposal;
- Annex 13 - CVM Authorization - Commissioning Fund;
- Annex 14 - Description of the transfer of the decommissioning fund shares;
- Annex 15 - Technical Note DFPA 004/2021 (Eletronuclear);
- Annex 16 - Description of the restructuring involving Eletronuclear;
- Annex 17 - Description of the transfer of the *Mais Luz para a Amazônia* and *Luz para Todos* programs and the administration of the federal government's assets and the assignment of the commercialization contracts in the ambit of PROINFA, administration of the current account called PROCEL, and of the financing contracts that use RGR resources;
- Annex 18 - Transition and Transfer Contract for the Management of Sector Programs and BUSA;
- Annex 19 - PR 005/2021 Note - Government Programs;
- Annex 20 - Technical Note DCR 10/21;
- Annex 21 - Drafts of the new concession agreements to be entered into by the Company and its subsidiaries;
- Annex 22 - Technical Note DFPA 002/2021 (Analysis of New Concession Contracts - Granting) and Note DFPA-017/2021 Upside Model of Granting;
- Annex 23 - DG Technical Notes, Upside Report, DGDR Technical Notes 005 and 006, and DT 002-2021;

30

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

BOCATER
Bocater, Camargo, Costa e Silva,
Rodrigues Advogados

- Annex 24 - Description of the new concession agreements to be entered into by the Company and its subsidiaries;
- Annex 25 - Technical Note DC 001/2022 Global Analysis of the Privatization Operation from the perspective of transactions with related parties;
- Annex 26 - Technical Note DT-001/2022 CEPEL;
- Annex 27 - Technical Note DFF/DFP 008/21;
- Annex 28 - Changes to be promoted in the Bylaws, with comparative chart and legal and economic effects;
- Annex 29 - Consolidated Bylaws with the proposed changes;
- Annex 30 - Article 14 of CVM Instruction 481;
- Anexo 31 - Manifestação do Conselho Fiscal sobre capital autorizado e aumento de capital Oferta Primária (under development);
- Annex 32 - Creation of the special class preferred share (Annex 17 of CVM Instruction 481);
- Annex 33 - Technical Note DC 011/2021 General Risks;
- Annex 34 - Technical Note DFF 060/2021 Creditors Waiver;
- Annex 35 - CAE's Opinion (under development);
- Annex 36 - CEGS Opinion (under development)

31

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.